As confidentially submitted to the Securities and Exchange Commission on June 27, 2025.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333- _____

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________________________________

FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

________________________________________________

ASSET ENTITIES INC.

(Exact name of registrant as specified in its charter)

________________________________________________

Nevada	7372	88-12932326
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Crescent Ct, 7th Floor

Dallas, TX 75201

(214)-459-3117

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

________________________________________________

Matthew Krueger

Chief Financial Officer

100 Crescent Ct, 7th Floor

Dallas, TX 75201

(214)-459-3117

(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________________________________________

Copies to:

Louis A. Bevilacqua, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 (202) 869-0888	Matt Cole Chief Executive Officer Strive Enterprises, Inc. 200 Crescent Ct, Suite 1400 Dallas, TX 75201 (872)-270-5406	Brian Wolfe Evan Rosen Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4140

________________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and upon completion of the merger described in the accompanying proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY — SUBJECT TO COMPLETION — DATED [*], 2025

TRANSACTION PROPOSED — YOUR VOTE IS VERY IMPORTANT

[__], 2025

Dear Asset Entities Stockholders:

You are cordially invited to attend the special meeting (the “Special Meeting”) of stockholders of Asset Entities Inc., a Nevada corporation (“Asset Entities”), to be held on [____], 2025 at [*], Central Time, in a virtual meeting format at [https://agm.issuerdirect.com/[*]].

As previously announced, on May 6, 2025, Asset Entities entered into that certain Agreement and Plan of Merger, dated as of May 6, 2025, as amended by that certain Amended and Restated Agreement and Plan of Merger, dated as of June 27, 2025 (as it may be further amended, restated or otherwise modified from time to time, the “Merger Agreement”), by and among Asset Entities, Strive Enterprises, Inc., an Ohio corporation (“Strive”), and Alpha Merger Sub, Inc., an Ohio corporation and a direct, wholly owned subsidiary of Asset Entities (“Merger Sub”), pursuant to which Merger Sub will merge with and into Strive (the “Merger”), with Strive surviving the Merger as the surviving corporation and as a direct, wholly owned subsidiary of Asset Entities, subject to the terms and conditions set forth in the Merger Agreement. The transactions contemplated by the Merger Agreement are referred to herein as the “Transactions.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

The Proposed Transaction

In connection with the Transactions, (i) the sole holder of shares of Asset Entities Class A common stock, $0.0001 par value per share (the “Existing Class A Common Stock”), will, prior to the Merger, convert all of its shares of Existing Class A Common Stock into shares of Asset Entities Class B common stock, $0.0001 par value per share (the “Existing Class B Common Stock” and, together with the Existing Class A Common Stock, the “Existing Common Stock”) (the “High Vote Stock Conversion”) and (ii) Asset Entities will, following the High Vote Stock Conversion and prior to the Merger, (A) amend and restate its Articles of Incorporation in their entirety, in the form attached to this proxy statement/prospectus as Annex B (the “A&R Articles of Incorporation”), which, among other things, (x) redesignates the Existing Class A Common Stock as “Class B Common Stock” (which will continue to be high vote stock), $0.001 par value per share (the “New Class B Common Stock”) and redesignates the Existing Class B Common Stock as “Class A Common Stock” (which will continue to be low vote stock), $0.001 par value per share (the “New Class A Common Stock” and, together with the New Class B Common Stock, the “New Common Stock” and, such reclassification, the “Redesignation”), and (y) changes the name of Asset Entities to “[*]” (such newly named entity, “New Strive” and such name change, the “Name Change”), and (B) amend and restate the existing Bylaws of Asset Entities, in the form attached to this proxy statement/prospectus as Annex C (the “A&R Bylaws”). Following the effectiveness of the A&R Articles of Incorporation, each share of New Class A Common Stock will entitle the holder thereof to one vote on any matter that is duly submitted to a vote of the stockholders of Asset Entities, and each share of New Class B Common Stock will entitle the holder thereof to ten votes on any matter that is duly submitted to a vote of the stockholders of Asset Entities.

At the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into Strive, with Strive surviving the Merger as the surviving corporation and as a direct, wholly owned subsidiary of Asset Entities. At the Effective Time, each share of capital stock, $0.00001 par value per share, of Strive (“Strive Capital Stock”) that is issued and outstanding as of immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive (i) a number of shares of New Class B Common Stock equal to the Exchange Ratio and (ii) an amount of cash in lieu of fractional shares, in each case, subject to any adjustments and withholdings described in the Merger Agreement. The shares of New Common Stock issued as merger consideration pursuant to the Merger Agreement are collectively referred to herein as “Consideration Stock”. The “Exchange Ratio” will be calculated in accordance with the Merger Agreement such that the aggregate number of shares of Consideration Stock issued to the holders of Strive Capital Stock in respect thereof, together with the number of shares of New Common Stock underlying (x) restricted stock units that settle in shares of common stock of Strive (“Strive RSUs”) (solely to the extent vested) and (y) shares of restricted stock awards that settle in shares of common stock of Strive (“Strive RSAs”) (solely to the extent vested), in each case of clauses (x) and (y), assumed by Asset Entities or converted into or substituted for restricted stock units or restricted stock awards, as applicable, of Asset Entities, in each case, as of the Effective Time, will result in such holders (together with the holders of such Strive RSUs and Strive RSAs) then holding 94.2% of the Pro Forma Share Total (as defined in the Merger Agreement and described in greater detail in the attached proxy statement/prospectus).

At the Closing, Asset Entities shall also issue to certain investors (a) shares of the New Class A Common Stock and pre-funded warrants of Asset Entities for a price of $1.35 per share or warrant (including any exercise price with respect to such pre-funded warrants) for an aggregate expected purchase price of $750,329,019 and (b) an equivalent number of warrants of Asset Entities, in each case (as amended from time to time, the “PIPE Financing”)

In addition, prior to the effectiveness of the A&R Articles of Incorporation, Asset Entities will pay the sole holder of Existing Class A Common Stock an aggregate cash payment equal to $2,500,000 in consideration for, among other things, such holder’s agreement to relinquish voting control of Asset Entities as a result of the High Vote Stock Conversion.

Asset Entities will be renamed to “[____]” and will be headquartered at [_________]. As of the consummation of the Merger, the New Class A Common Stock will be listed on Nasdaq. The New Class B Common Stock will not be listed, quoted or traded on any stock exchange or over-the-counter market.

The Special Meeting

On May 6, 2025 (and later confirmed on June 23, 2025), after careful consideration, deliberation and evaluation, the board of directors of Asset Entities (“Asset Entities Board”) unanimously (i) determined that the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions each as defined in the Merger Agreement) are in the best interests of Asset Entities and its stockholders, (ii) adopted and approved the Merger Agreement and declared advisable the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions on the terms and conditions of the Merger Agreement, and (iii) directed that the approval of the Merger Agreement, the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions on the terms and conditions of the Merger Agreement, be submitted to Asset Entities’ stockholders for consideration at the Special Meeting.

At the Special Meeting, you will be asked to vote on merger-related matters, including, among other things, certain amendments to the organizational documents of Asset Entities and certain issuances of securities, each of which are described in greater detail in the Notice of Special Meeting of Stockholders and the proxy statement/prospectus accompanying this letter.

The Asset Entities Board has fixed the close of business on [__], 2025 as the record date for determination of Asset Entities stockholders entitled to notice of, and to vote on, all matters presented at the Special Meeting, or any adjournment or postponement thereof. The Asset Entities Board unanimously recommends that Asset Entities stockholders vote “FOR” each of the proposals described in the accompanying proxy statement/prospectus.

The accompanying proxy statement/prospectus provides important information regarding the Special Meeting and a detailed description of the Transactions, the Merger Agreement, the Merger and the Proposals described above, as well as detailed business and financial information about Asset Entities and Strive. You are urged to carefully read the accompanying proxy statement/prospectus and the annexes included with the proxy statement/prospectus. Please pay particular attention to and read carefully the section “Risk Factors” beginning on page 95 of the accompanying proxy statement/prospectus. You can also obtain information about Asset Entities from documents that it has previously filed with the Securities and Exchange Commission (the “SEC”).

Your vote is very important, regardless of the number of shares you own. Asset Entities and Strive cannot complete the Merger without the approval of the organizational documents amendment proposal by Asset Entities stockholders holding shares of capital stock of Asset Entities representing at least a majority of the voting power of the outstanding shares of common stock of Asset Entities at the close of business on [__], 2025, the record date for the Special Meeting. The failure of any Asset Entities stockholder to vote will have the same effect as a vote against the approval of the organizational documents amendment proposal. Whether or not you expect to attend the Special Meeting, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Special Meeting. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

We are excited for the year ahead and this important step in the Asset Entities journey. We appreciate your ownership of equity in Asset Entities and thank you for your continued support.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor:

MacKenzie Partners, Inc.

17 Penn Plaza

New York, New York 10001

Tel: 1-212-929-5500

Toll-Free: 1-800-322-2885

Email: proxy@MacKenziePartners.com

Sincerely,

Arshia Sarkhani Chief Executive Officer Asset Entities Inc.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [__], 2025 and is first being mailed or otherwise delivered to Asset Entities stockholders on or about [__], 2025.

Asset Entities Inc.

100 Crescent Ct, 7th Floor

Dallas, TX 75201

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [__], 2025

Notice is hereby given that Asset Entities Inc., a Nevada corporation (“Asset Entities”), will virtually hold a special meeting of stockholders (the “Special Meeting”) on [__] 2025 at [*], Central Time.

As previously announced, on May 6, 2025, Asset Entities entered into that certain Agreement and Plan of Merger, dated as of May 6, 2025, as amended by that certain Amended and Restated Agreement and Plan of Merger, dated as of June 27, 2025 (as it may be further amended, restated or otherwise modified from time to time, the “Merger Agreement”), by and among Asset Entities, Strive Enterprises, Inc., an Ohio corporation (“Strive”), and Alpha Merger Sub, Inc., an Ohio corporation and a direct, wholly owned subsidiary of Asset Entities (“Merger Sub”), pursuant to which Merger Sub will merge with and into Strive (the “Merger”), with Strive surviving the Merger as the surviving corporation and as a direct, wholly owned subsidiary of Asset Entities, subject to the terms and conditions set forth in the Merger Agreement. The transactions contemplated by the Merger Agreement are referred to herein as the “Transactions.” A copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement/prospectus.

The Special Meeting will be held for the purpose of allowing stockholders of Asset Entities to consider and vote upon the following matters:

1.      Proposal 1 — The Organizational Documents Amendments Proposal — A proposal to approve and adopt an (i) amendment and restatement of the existing Articles of Incorporation of Asset Entities (a copy of which amended and restated articles of incorporation is attached as Annex B to the accompanying proxy statement/prospectus), which, among other things, (A) redesignates the Existing Class A Common Stock as “Class B Common Stock” (which will continue to be high vote stock), $0.001 par value per share (the “New Class B Common Stock”) and redesignates the Existing Class B Common Stock as “Class A Common Stock” (which will continue to be low vote stock), $0.001 par value per share (the “New Class A Common Stock” and, together with the New Class B Common Stock, the “New Common Stock”) and (B) changes the name of Asset Entities to “[*]”, and (ii) amendment and restatement of the existing Bylaws of Asset Entities (a copy of which amended and restated bylaws is attached as Annex C to the accompanying proxy statement/prospectus) (the “Organizational Documents Amendments Proposal”);

2.      Proposal 2 — The Stock Issuance Proposal — A proposal to approve the (i) issuance of the New Class B Common Stock in the Merger, which will represent (or are convertible into) more than 20% of the shares of New Common Stock outstanding immediately prior to the Merger pursuant to Nasdaq Listing Rule 5635(a), and (ii) change of control resulting from the Merger pursuant to Nasdaq Listing Rule 5635(b) (the “Stock Issuance Proposal”);

3.      Proposal 3 — The Financing Securities Issuance Proposal — A proposal to approve the issuance of securities, including (i) shares of New Class A Common Stock to certain investors, (ii) shares of New Class A Common Stock to certain contributors of digital assets pursuant to Section 351 of the Internal Revenue Code of 1986, as amended, and (iii) related warrants, in each case to be issued concurrently with the closing of the transactions, contemplated by the Merger Agreement, which, collectively, will represent (or are convertible into) more than 20% of the shares of New Common Stock outstanding immediately prior to such issuance pursuant to Nasdaq Listing Rule 5635(d) (the “Financing Securities Issuance Proposal”); and

4.      Proposal 4 — The Adjournment Proposal — A proposal to approve the adjournment of the Special Meeting to a later date if necessary to solicit additional proxies if there are not sufficient votes to adopt the Organizational Documents Amendments Proposal, the Stock Issuance Proposal or the Financing Securities Issuance Proposal at the time of the Special Meeting, or any adjournment or postponement thereof (the “Adjournment Proposal” and, together with the Organizational Documents Amendments Proposal, the Stock Issuance Proposal and the Financing Securities Issuance Proposal, each, a “Proposal”).

Each Proposal is described in more detail in the accompanying proxy statement/prospectus, which you should read carefully in its entirety before you vote.

On May 6, 2025 (and later confirmed on June 23, 2025), after careful consideration, deliberation and evaluation, the board of directors of Asset Entities (“Asset Entities Board”) has unanimously (i) determined that the Transactions are in the best interests of Asset Entities and its stockholders, and (ii) recommended that Asset Entities stockholders vote “FOR” the Organizational Documents Amendments Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Financing Securities Issuance Proposal and, if presented, “FOR” the Adjournment Proposal.

The Asset Entities Board has fixed the close of business on [__], 2025 (the “Record Date”) as the record date for the determination of the Asset Entities stockholders entitled to notice of, and to vote at, the Special Meeting, or any adjournment or postponement thereof. Only stockholders of record as of the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting, or any adjournment or postponement thereof. For the ten days prior to the Special Meeting, a list of stockholders entitled to vote at the Special Meeting will be available for examination by any stockholder of record for purposes germane to the Special Meeting, by requesting a copy of such list by email at [*] or by phone call at [*]. Such list will also be available for examination at the Special Meeting.

The Special Meeting will be a completely virtual meeting of stockholders, which will be conducted solely online at https://agm.issuerdirect.com/[*]. You will be able to attend and participate in the Special Meeting online, vote your shares electronically or submit your questions prior to and during the meeting by visiting the website(s) indicated in your proxy materials. You may need to have your control number included on your proxy card or on the instructions that accompanied your proxy materials or other information as instructed through your broker, bank or other holder of record to join the Special Meeting. There will be no physical location for stockholders to attend, and you will not be able to attend the Special Meeting in person.

Your vote is very important, regardless of the number of shares you own. Although your vote is not required to adopt and approve the Merger Agreement, approval of the Organizational Documents Amendments Proposal, the Stock Issuance Proposal and the Financing Securities Issuance Proposal by Asset Entities stockholders are conditions to consummating the Merger. Accordingly, we cannot complete the Merger unless such Proposals are approved. Because adoption of the Organizational Documents Amendments Proposal requires the affirmative vote of holders of shares of capital stock of Asset Entities representing a majority of the voting power of the outstanding shares of common stock of Asset Entities, the failure of an Asset Entities stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of an Asset Entities stockholder to vote will have the same effect as a vote “AGAINST” the Organizational Documents Amendments Proposal. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your vote through the internet or telephonically. Whether or not you plan to attend the Special Meeting, we urge you to vote. Any stockholder of record in attendance at the Special Meeting and entitled to vote may do so by voting electronically at the Special Meeting, even if such stockholder returned a proxy.

By Order of the Board of Directors,

Arshia Sarkhani Chief Executive Officer

Dallas, TX

[__], 2025

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, YOU ARE URGED TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED.

The accompanying proxy statement/prospectus provides important information regarding the Special Meeting and a detailed description of the Transactions, the Merger Agreement, the Merger and the Proposals described above. You are urged to read carefully and in their entirety the accompanying proxy statement/prospectus and the annexes included with the proxy statement/prospectus . If you have any questions concerning the Transactions, the Merger Agreement, the Merger, the Proposals, the Special Meeting or the accompanying proxy statement/prospectus, or you would like additional copies of the accompanying proxy statement/prospectus or you need help voting your shares, please contact our proxy solicitor:

MacKenzie Partners, Inc.

17 Penn Plaza

New York, New York 10001

Tel: 1-212-929-5500

Toll-Free: 1-800-322-2885

Email: proxy@MacKenziePartners.com

i

ANNEXES
Annex A	—	Amended and Restated Agreement and Plan of Merger, dated as of June 27, 2025, among Asset Entities Inc., Alpha Merger Sub, Inc., and Strive Enterprises, Inc.	A-1
Annex B	—	Form of Amended and Restated Articles of Incorporation of Asset Entities Inc.	B-1
Annex C	—	Form of Amended and Restated Bylaws of Asset Entities Inc.	C-1
Annex D	—	Amended and Restated Voting and Support Agreement, dated as of June 27, 2025, among Strive Enterprises, Inc. and certain stockholders of Asset Entities Inc.	D-1
Annex E	—	Form of Shareholders Agreement*	E-1
Annex F	—	Form of Registration Rights Agreement*	F-1
Annex G	—	Opinion of Asset Entities Financial Advisor, dated as of June 27, 2025	G-1

____________

*        To be filed by amendment.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Asset Entities, constitutes a prospectus of Asset Entities under Section 5 of the Securities Act, with respect to the shares of New Common Stock to be issued to Strive stockholders as merger consideration pursuant to the Merger Agreement. This document also constitutes a proxy statement of Asset Entities under Section 14(a) of the Exchange Act, and the rules promulgated thereunder, and a notice of meeting with respect to the Special Meeting of Asset Entities stockholders scheduled to be held on [___], 2025 to consider and vote upon and approve the Proposals.

Asset Entities has supplied all information contained in this proxy statement/prospectus relating to Asset Entities and Merger Sub and their respective subsidiaries, and Strive has supplied all information contained in this proxy statement/prospectus relating to Strive and its subsidiaries.

You should rely only on the information contained this proxy statement/prospectus with respect to the Transactions, the Merger and the Merger Agreement. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to Asset Entities stockholders nor the issuance by Asset Entities of shares of New Common Stock as merger consideration, or any other securities, in connection with the Merger will create any implication to the contrary.

Unless otherwise noted, the share and per share information in this proxy statement/prospectus have been adjusted to give effect to the one-for-five (1-for-5) reverse stock split of each of Asset Entities’ authorized and issued and outstanding Existing Class A Common Stock and the Company’s authorized and issued and outstanding Existing Class B Common Stock, which became effective as of 5:00 p.m. Eastern Time on July 1, 2024.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, (i) “Asset Entities” refers to Asset Entities Inc., (ii) “Merger Sub” means Alpha Merger Sub, Inc., an Ohio corporation and (iii) “Strive” refers to Strive Enterprises, Inc., an Ohio corporation.

The terms “we,” “us,” and “our” are used to refer to “Asset Entities” as specifically stated within a section of this document or as the context may otherwise provide or indicate.

In addition, the following terms are commonly used throughout this document and have the meaning set forth below:

“2025 Annual Meeting” means the 2025 annual meeting of stockholders.

“A&R Articles of Incorporation” means the Amended and Restated Articles of Incorporation of Asset Entities proposed to adopted in connection with the Merger, in the form attached to this proxy statement/prospectus as Annex B.

“A&R Bylaws” means the Amended and Restated Bylaws of Asset Entities proposed to adopted in connection with the Merger, in the form attached to this proxy statement/prospectus as Annex C.

“AEH” means Asset Entities Holdings, LLC, a Texas limited liability company and the sole holder of Existing Class A Common Stock.

“Articles of Incorporation” means the articles of incorporation of Asset Entities currently in effect, as adopted on [March 10, 2022].

“Adjournment Proposal” means the proposal to approve the adjournment of the Special Meeting to a later date if necessary to solicit additional proxies if there are not sufficient votes to adopt the Organizational Documents Amendments Proposal, the Stock Issuance Proposal or the Financing Securities Issuance Proposal at the time of the Special Meeting, or any adjournment or postponement thereof.

“Aggregate Merger Consideration Share Number” means the aggregate number of shares of Consideration Stock that would need to be issued to the holders of Strive Capital Stock in respect thereof, together with the number of shares of New Common Stock underlying the (i) Strive RSUs (solely to the extent vested) and (ii) Strive RSAs (solely to the extent vested), in each case of clauses (i) and (ii), assumed by Asset Entities or converted into or substituted for restricted stock units or restricted stock awards, as applicable, of Asset Entities, in each case, as of the Effective Time in accordance with the terms of the Merger Agreement, to result in such holders (together with the holders of such Strive RSUs and Strive RSAs) then holding 94.2% of the Pro Forma Share Total (as defined in the Merger Agreement).

“Asset Entities Board” means the board of directors of Asset Entities.

“Asset Entities Board Recommendation” means the recommendation of the Asset Entities Board that the Asset Entities stockholders approve the Proposals.

“Asset Entities stockholder” means a holder of Asset Entities common stock.

“Asset Entities Stockholder Approval” means the approval of the Stock Issuance Proposal and the Financing Securities Issuance Proposal by the affirmative vote of the holders of a majority of the Existing Common Stock having voting power present in person or represented by proxy at the Special Meeting and approval of the Organizational Documents Amendments by the affirmative vote of holders of shares of capital stock of Asset Entities representing a majority of the voting power of the Existing Common Stock.

“Bylaws” means the existing Bylaws of Asset Entities currently in effect, as adopted on March 9, 2022.

“Closing” means the closing of the Merger.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company Adverse Recommendation Change” has the meaning set forth in the Merger Agreement.

v

“Company Adverse Recommendation Change Termination Right” means The Merger Agreement may be terminated by Strive if prior to the receipt of the Asset Entities Stockholder Approval, if a Company Adverse Recommendation Change shall have occurred or Asset Entities has committed willful breach of the provisions summarized in the section titled “The Merger Agreement — No Solicitation by Asset Entities” of this proxy statement/prospectus.

“Consideration Stock” means the shares of New Common Stock issued as merger consideration pursuant to the Merger Agreement.

“End Date” means February 6, 2026.

“Effective Time” means the effective time of the Merger, which will be the date and time when the certificate of merger filed in connection with the Merger has been duly filed with the Ohio Secretary of State or at such later time permitted under the Ohio Revised Limited Liability Company Act as may be mutually agreed to by Strive and Asset Entities and specified in the certificate of merger.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means the calculation in accordance with the Merger Agreement such that each holder of Strive Capital Stock shall receive in the Merger, in respect of each share of Strive Capital Stock, a number of shares of Consideration Stock equal to the quotient obtained by dividing (a) the Aggregate Merger Consideration Share Number by (b) the aggregate number of shares of Strive Common Stock issued and outstanding as of immediately prior to the Effective Time (for purposes of this clause (b), assuming the conversion of all Strive preferred stock and including shares of Strive Common Stock subject to Strive RSUs and Strive RSAs that have vested but have not settled).

“Existing Class A Common Stock” means the Class A Common Stock, $0.0001 par value per share, of Asset Entities.

“Existing Class B Common Stock” means the Class B Common Stock, $0.0001 par value per share, of Asset Entities.

“Existing Common Stock” means the Existing Class A Common Stock and Existing Class B Common Stock.

“Financing Securities Issuance Proposal” means the proposal to approve the issuance of securities, including (i) shares of New Class A Common Stock to the PIPE Investors, (ii) shares of New Class A Common Stock to certain contributors of digital assets pursuant to Section 351 of the Internal Revenue Code of 1986, as amended, and (iii) related warrants, in each case to be issued concurrently with the Closing.

“GAAP” means United States generally accepted accounting principles.

“High Vote Stock Conversion” means the conversion of all shares of Existing Class A Common Stock by AEH into shares of Existing Class B Common Stock with one vote per share effective after receipt of the Asset Entities Stockholder Approval and prior to the Effective Time.

“Merger” means the merger of Merger Sub with and into Strive, with Strive being the surviving entity in accordance with and pursuant to the Merger Agreement.

“Merger Agreement” means that certain Amended and Restated Agreement and Plan of Merger, dated as of June 27, 2025, by and among Asset Entities, Merger Sub and Strive, as it may be further amended from time to time.

“Merger Consideration” means the Consideration Stock issued in connection with the Merger (together with any cash in lieu of fractional shares as specified in the Merger Agreement).

“Nasdaq” means The Nasdaq Stock Market LLC.

“New Class A Common Stock” means the Class A common stock, par value $0.001 per share, of Asset Entities, as set forth in the A&R Articles of Incorporation (which will be entitled to one vote per share).

“New Class B Common Stock” means the Class B common stock, par value $0.001 per share, of Asset Entities, as set forth in the A&R Articles of Incorporation (which will be entitled to ten votes per share).

“New Common Stock” means the New Class A Common Stock and the New Class B Common Stock.

“New Strive” means the newly named entity of Asset Entities headquartered at [____].

“New Strive Board” means the board of directors of New Strive.

“Newbridge” means Newbridge Securities Corporation.

“NRS” means the Nevada Revised Statutes of the State of Nevada.

“Opinion” means the written opinion of Newbridge Securities Corporation, attached to this proxy statement/prospectus as Annex G.

“ORC” means the Ohio Revised Code.

“Organizational Documents Amendments” means the amendment and restatement of the Articles of Incorporation of Asset Entities to be in the form attached to this proxy statement/prospectus as Annex B and the Asset Entities Amended and Restated Bylaws to be in the form attached to this proxy statement/prospectus as Annex C.

“Organizational Documents Amendments Proposal” means the proposal to the Asset Entities stockholders to approve the Organizational Documents Amendments.

“Original Signing Date” means May 6, 2025.

“PIPE Financing” means the subscription and purchase by the PIPE Investors, and the issuance and sale by Asset Entities, at the Closing of (i) shares of New Class A Common Stock (which, for the avoidance of doubt, will be low vote stock) and pre-funded warrants of Asset Entities for a price of $1.35 per share or warrant (including any exercise price with respect to such pre-funded warrants) for an aggregate expected purchase price of approximately $750 million and (ii) an equivalent number of warrants of Asset Entities, in each case, as amended from time to time.

“PIPE Investors” means each of the certain investors party to the applicable Subscription Agreement.

“Proposal” means each of the Organizational Documents Amendments Proposal, Stock Issuance Proposal, Financing Securities Issuance Proposal and Adjournment Proposal.

“Record Date” means the close of business on [___], 2025, the record date for the determination of the Asset Entities stockholders entitled to notice of, and to vote at, the Special Meeting, or any adjournment or postponement thereof.

“Redesignation” means, the reclassification of Asset Entities (i) Existing Class A Common Stock into New Class B Common Stock and (ii) Existing Class B Common Stock into New Class A Common Stock, as provided in the A&R Articles of Incorporation.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Signing Date” means June 27, 2025.

“Special Meeting” means the special meeting of the Asset Entities stockholders to consider and vote upon the Proposals.

“Stock Issuance” means the issuance of Consideration Stock to the Strive Stockholders in connection with the Merger, as contemplated by the Merger Agreement.

“Stock Issuance Proposal” means the proposal for the Asset Entities stockholders to approve the Stock Issuance.

“Strive Asset Management” means Strive Asset Management, LLC, an Ohio limited liability company and a direct, wholly owned subsidiary of Strive.

“Strive Board” means the board of directors of Strive.

“Strive Board Recommendation” means the recommendation of the Strive Board that the Strive stockholders approve the Merger Agreement and the Transactions.

“Strive Capital Stock” means the Class A Voting Common Stock, the Class B Non-Voting Common Stock, the Series A-1 Preferred Stock, the Series A-2 Preferred Stock and the Series B Preferred Stock, in each case, of Strive.

“Strive Common Stock” means, collectively, the Class A Voting Common Stock and Class B Non-Voting Common Stock of Strive.

“Strive RSA” means a restricted stock award that settles in shares of common stock of Strive granted pursuant to Strive’s Amended and Restated 2022 Equity Incentive Plan.

“Strive RSU” means a restricted stock unit that settles in shares of common stock of Strive granted pursuant to Strive’s Amended and Restated 2022 Equity Incentive Plan.

“Strive stockholder” means each holder of Strive capital stock.

“Strive Stockholder Approval” means the approval of the Merger Agreement and the Transactions on the terms and conditions of the Merger Agreement, by those Strive stockholders whose approval is required under Strive’s organizational documents in connection with the Transactions.

“Strive Superior Proposal Termination Right” means the Merger Agreement may be terminated by Strive if prior to the receipt of the Strive Stockholder Approval, the Strive Board authorizes Strive to, and Strive substantially simultaneously with the termination of the Merger Agreement, enters into a definitive written agreement providing for a Strive Superior Proposal (as defined in the Merger Agreement).

“Strive Wealth Business” means Strive’s wealth management business (“SWM”).

“Strive Wealth Management” means Strive Wealth Management, LLC, a Texas limited liability company.

“Subscription Agreement” means each of the applicable Subscription Agreements, dated May 26, 2025, by and among Strive, Asset Entities and each of the investors party thereto.

“Support Agreement” means the Amended and Restated Voting and Support Agreement, entered into on the Signing Date between Strive, AEH and Arshia Sarkhani.

“Transactions” means the Merger, the Stock Issuance, the High Vote Stock Conversion, the Organizational Documents Amendments (including the Redesignation), the Financing(s) and the other transactions contemplated by the Transaction Agreements (as defined in the Merger Agreement).

“WWC” means WWC, P.C., Asset Entities’ independent registered public accounting firm.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS AND THE SPECIAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the Merger, the Merger Agreement and the Special Meeting. These questions and answers may not address all questions that may be important to you as an Asset Entities stockholder. Please refer to the section of this proxy statement/prospectus entitled “Summary” and the more detailed information contained elsewhere in this proxy statement/prospectus and the annexes to this proxy statement/prospectus, which you should read carefully and in their entirety.

Q:     Why am I receiving this document?

A:     On the Signing Date, Asset Entities entered into the Merger Agreement pursuant to which, at the Effective Time, Merger Sub will merge with and into Strive, with Strive surviving the Merger as the surviving corporation and as a direct, wholly owned subsidiary of Asset Entities, subject to the terms and conditions set forth in the Merger Agreement.

At the Effective Time, each share of Strive Capital Stock that is issued and outstanding as of immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive the Merger Consideration, which will result in the holders thereof (together with certain holders of Strive RSUs and Strive RSAs) holding 94.2% of the Pro Forma Share Total (as defined in the Merger Agreement).

In connection with the Transactions, Asset Entities intends to (a) amend and restate its articles of incorporation and bylaws, to be in the forms attached to this proxy statement/prospectus as Annex B and Annex C, respectively, and (b) issue New Class A Common Stock in the PIPE Financing.

The Merger is subject to certain conditions, including the approval by the Asset Entities stockholders of certain matters. Accordingly, Asset Entities is holding the Special Meeting to ask its stockholders to consider and vote upon the Proposals described in this proxy statement/prospectus. This proxy statement/prospectus is being delivered to you by mail as Asset Entities’ stockholder of record, as of the Record Date for the Special Meeting, in connection with the solicitation by the Asset Entities Board of proxies regarding the Proposals to be voted on at the Special Meeting. As a stockholder of record as of the Record Date for the Special Meeting, you are invited to attend the Special Meeting and are entitled to, and are requested to vote on, the items of business described in this proxy statement/prospectus. This proxy statement/prospectus includes important information about the Merger, the Merger Agreement (a copy of which is attached as Annex A to the accompanying proxy statement/prospectus), the Proposals and the Special Meeting. You should read this information carefully and in its entirety before making any voting decisions.

Q:     What are Asset Entities stockholders being asked to vote on?

A:     Asset Entities stockholders are being asked to vote on the following Proposals, as further described in this proxy statement/prospectus:

•        Proposal 1: The Organizational Documents Amendments Proposal;

•        Proposal 2: The Stock Issuance Proposal;

•        Proposal 3: The Financing Securities Issuance Proposal; and

•        Proposal 3: The Adjournment Proposal.

Asset Entities will also consider any other business that properly comes before the Special Meeting.

Q:     Where and when is the special meeting, who is entitled to vote at and attend, and what is the Record Date of, the Special Meeting?

A:     The Special Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively online at https://agm.issuerdirect.com/[*], on [__] 2025 at [*], Central Time. You are encouraged to access the Special Meeting prior to the start time leaving ample time for the check in. Please follow the registration instructions as outlined in this proxy statement/prospectus. If your shares are held in the name of a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or other nominee in order to participate in the virtual Special Meeting. No physical meeting will be held.

All holders of shares of Existing Common Stock who held shares at the Record Date for the Special Meeting (the close of business on [•], 2025) are entitled to receive notice of, and to vote at, the Special Meeting. Only Asset Entities stockholders as of the close of business on the Record Date, or their duly appointed proxies, and invited guests of Asset Entities may attend the Special Meeting.

You will be able to attend the virtual Special Meeting online and submit your questions during the Special Meeting by visiting the website above, as also indicated in your proxy card or on the instructions that accompanied your proxy materials. You also will be able to vote your shares online by attending the virtual Special Meeting. To participate in the Special Meeting, you may need the control number included on your proxy card or on the instructions that accompanied your proxy materials or other information as instructed through your broker, bank or other holder of record. Shares held in your name as the stockholder of record may be voted electronically during the Special Meeting. If your shares are held in the name of a broker, bank, or other nominee, you should contact your broker, bank, or other nominee to obtain your control number or other instructions provided by your broker, bank or other holder of record. However, even if you plan to attend the Special Meeting, we recommend that you vote your shares in advance, so that your vote will be counted if you later decide not to attend the Special Meeting.

As of the close of business on the Record Date, there were [__] shares of Existing Class A Common Stock issued and outstanding and [__] shares of Existing Class B Common Stock issued and outstanding. Each holder of Existing Class A Common Stock as of the record date is entitled to ten votes per share and each holder of Existing Class B Common Stock as of the record date is entitled to one vote per share. The holders of Existing Common Stock will vote together as a single class.

In order to ensure that the virtual Special Meeting provides stockholders with a meaningful opportunity to participate, Asset Entities stockholders will be able to ask questions of the Asset Entities Board and Asset Entities’ management during the Special Meeting. Asset Entities stockholders may submit questions during the Special Meeting by typing questions in the question/chat section of the meeting screen. Questions relevant to meeting matters will be answered during the Special Meeting, subject to time constraints and in accordance with the rules of conduct for the Special Meeting.

Q:     Why are you holding a virtual meeting instead of a physical meeting?

A:     Asset Entities is embracing the latest technology in order to provide expanded access, improved communication and cost savings for Asset Entities stockholders. The Asset Entities Board believes that hosting a virtual meeting will enable more Asset Entities stockholders to attend and participate in the meeting since stockholders can participate from any location around the world with internet access.

Q:     What if I have technical difficulties or trouble accessing the virtual annual meeting?

A:     Asset Entities will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Special Meeting website(s). If you encounter any difficulties accessing the virtual Special Meeting website(s) during the check-in or meeting time, please call the technical support number that will be posted on the Special Meeting login page.

Q:     What constitutes a quorum for the Special Meeting?

A:     The presence at the commencement of the Special Meeting, virtually or by proxy, of the holders of a majority of the shares issued and outstanding and entitled to vote as of the record date constitutes a quorum for the Special Meeting. Abstentions will be deemed present at the Special Meeting for the purpose of determining the presence of a quorum. Shares held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record will not be deemed present at the Special Meeting for the purpose of determining the presence of a quorum.

Q:     What stockholder vote is required for the approval of each Proposal at the Special Meeting?

A:     The following are the vote requirements for the approval of the Proposals at the Special Meeting:

•        Proposal 1 — The Organizational Documents Amendments Proposal — The approval of the Organizational Documents Amendments Proposal requires the affirmative vote cast “FOR” the Organizational Documents Amendments Proposal by holders of shares of capital stock of Asset Entities

x

representing a majority of the voting power of the outstanding shares of Existing Common Stock. For additional information, please see the section entitled “Proposal 1 — The Organizational Documents Amendments Proposal,” beginning on page 139 of this proxy statement/prospectus.

•        Proposal 2 — The Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires the affirmative vote cast “FOR” the Stock Issuance Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy), by the holders of a majority of the shares of Existing Common Stock having voting power present in person or represented by proxy at such meeting. For additional information, please see section entitled “Proposal 2 — The Stock Issuance Proposal,” beginning on page 140 of this proxy statement/prospectus.

•        Proposal 3 — The Financing Securities Issuance Proposal — The approval of the Financing Securities Issuance Proposal requires the affirmative vote cast “FOR” the Financing Securities Issuance Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy), by the holders of a majority of the shares of Existing Common Stock having voting power present in person or represented by proxy at such meeting. For additional information, please see section entitled “Proposal 3 — The Financing Securities Issuance Proposal,” beginning on page 141 of this proxy statement/prospectus.

•        Proposal 4 — The Adjournment Proposal — The approval of the Adjournment Proposal requires the affirmative vote cast “FOR” the Adjournment Proposal by the holders of at least a majority of the shares having voting power present (in person or represented by proxy) and entitled to vote at a duly held meeting, regardless of whether a quorum is present. For additional information, please see the section entitled “Proposal 4 — The Adjournment Proposal,” beginning on page 142 of this proxy statement/prospectus.

In connection with the execution of the Merger Agreement, AEH, and Arshia Sarkhani, the Chief Executive Officer of Asset Entities and member of the Asset Entities Board, entered the Support Agreement, pursuant to which AEH and Arshia Sarkhani agreed to vote all of the shares of Existing Common Stock that they beneficially own to approve the Organizational Documents Amendments Proposal, the Stock Issuance Proposal, the Financing Securities Issuance Proposal and the Adjournment Proposal at the Special Meeting. As of the Record Date, the outstanding shares of Existing Common Stock subject to the Support Agreement represent approximately [__]% of the outstanding voting power of Asset Entities.

Q:     What if I am not present at, or abstain from, voting on any Proposal?

A:     For the Organizational Documents Amendments Proposal, shares of Existing Common Stock not present (in person or represented by proxy) at the Special Meeting, including broker non-votes, and shares of Existing Common Stock present but not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” such Proposal. For the Stock Issuance Proposal and Financing Securities Issuance Proposal, shares of Existing Common Stock not present (in person or represented by proxy) at the Special Meeting, including broker non-votes, (assuming a quorum is present) will have no effect on the vote for such Proposals, but shares of Existing Common Stock present but not voted, whether by failure to vote or an abstention, will have the same effect as votes cast “AGAINST” such Proposal. For the Adjournment Proposal, shares of Existing Common Stock not present (in person or represented by proxy) at the Special Meeting, including broker non-votes, will have no effect on the vote for the Adjournment Proposal, regardless of whether a quorum is present, but shares of Existing Common Stock present but not voted, whether by failure to vote or an abstention, will have the same effect as votes cast “AGAINST” such Proposal.

Q:     How do I vote shares that are registered directly in my name?

A:     Asset Entities stockholders of record may vote their shares by:

•        VIRTUALLY — Attending the virtual Special Meeting and electronically voting their shares of Existing Common Stock at the Special Meeting.

•        MAIL — Mark, sign and date your proxy card and return it in the postage-paid envelope provided, which must be received no later than the day before the date of the Special Meeting.

•        INTERNET ([___]) — Use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Central Time the day before the date of the Special Meeting. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

•        TELEPHONE ([___]) — Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Central Time the day before the date of the Special Meeting. Have your proxy card in hand when you call and then follow the instructions.

Please carefully consider the information contained in this proxy statement/prospectus. Whether or not you plan to attend the Special Meeting, you are encouraged to vote via the internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the Special Meeting. If you attend the Special Meeting, you may also vote electronically at the Special Meeting, in which case any votes that you previously submitted — whether via the internet, by telephone or by mail — will be revoked and superseded by the vote that you cast at the Special Meeting.

Q:     How do I vote my shares that are held in the name of my bank, brokerage firm or other nominee?

A:     If your shares are held by your bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and you will receive a form from your bank, brokerage firm or other nominee seeking instruction from you as to how your shares should be voted. If you beneficially own your shares and receive a voting instruction form, you can vote by following the instructions on your voting instruction form. Please refer to information from your bank, brokerage firm or other nominee on how to submit voting instructions.

Your bank, brokerage firm or other nominee will not automatically vote your shares for you. Such entities typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, banks, brokers and other nominee holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Each of the Proposals to be considered at the Special Meeting as described in this proxy statement/prospectus are considered non-routine. Therefore banks, brokers, and other nominee holders of record do not have discretionary authority to vote on any of the Proposals.

Broker non-votes are shares held by a bank, broker or other nominee holder of record that are present at the Special Meeting or represented by proxy at the Special Meeting, but with respect to which the bank, broker or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular Proposal and does not have discretionary voting power on such Proposal. Because, as mentioned above, banks, brokers and other nominee holders of record do not have discretionary voting authority with respect to any of the Proposals to be considered at the Special Meeting as described in this proxy statement/prospectus, if a beneficial owner of shares held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present at the Special Meeting or represented by proxy at the Special Meeting and will not count for purposes of determining if a quorum is present at the Special Meeting.

Q:     What is a proxy?

A:     A proxy is your legal designation of another person, referred to as a “proxy,” to vote your shares of Existing Common Stock. The document used to designate a proxy to vote your shares of Existing Common Stock is called a “proxy card.”

Q:     How will my shares be voted at the Special Meeting?

A:     If you correctly submit your proxy via the internet, by telephone, or by mail, the persons named in your proxy card will vote your shares in the manner you requested. If you sign your proxy card and return it without indicating how you would like to vote your shares for any Proposal, your proxy will be voted as the Asset Entities Board recommends for such Proposal (which is “FOR” each of the Proposals).

Q:     Can I revoke my proxy or change my voting instructions?

A:     Yes. You may revoke your proxy or change your vote electronically at any time before the closing of the polls at the Special Meeting.

If you are a stockholder of record at the Record Date for the Special Meeting, you can revoke your proxy or change your vote by:

•        delivering to Asset Entities (at 100 Crescent Ct, 7th Floor, Dallas, TX 75201) a written instrument that revokes the proxy, which is received prior to the Special Meeting;

•        submitting a valid, later-dated proxy via the internet or by telephone before 11:59 P.M. Central Time the day before the date of the Special Meeting, or by mail that is received prior to the Special Meeting; or

•        attending the Special Meeting (or, if the Special Meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting electronically at the Special Meeting, which automatically will cancel any proxy previously given, or revoking your proxy at the Special Meeting, but your attendance alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your brokerage firm, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote electronically at the Special Meeting.

Q:     What happens if I sell my shares after the Record Date but before the Special Meeting?

A:     The record date for the Special Meeting (close of business on [__], 2025) is earlier than the date of the Special Meeting. If you sell or otherwise transfer your shares after the record date but before the date of the Special Meeting, you will, unless the transferee obtains a proxy from you, retain your right to vote at the Special Meeting. However, you cease to have any economic interest in such shares.

Q:     What do I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, the related proxy card or voting instruction forms. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a record holder and also in “street name,” or otherwise through another nominee holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please separately submit votes for each set of voting materials in order to ensure that all of your shares are voted.

Q:     Are Asset Entities stockholders entitled to dissenter’s or appraisal rights?

A:     Holders of Existing Common Stock are not entitled to any dissenter’s rights or appraisal rights in connection with the Merger, the Transactions or any of the Proposals. See the section entitled “Summary — Appraisal Rights Available to Stockholders”.

Q:     How does the Asset Entities Board recommend I vote?

A:     At a meeting of the Asset Entities Board held on May 6, 2025, and later confirmed at a meeting of the Asset Entities Board on June 23, 2025, the Asset Entities Board, among other thing, unanimously (i) determined that the Organizational Documents Amendments and the Stock Issuance are in the best interests of Asset Entities and its stockholders and (ii) recommended that the Asset Entities stockholders approve the Organizational Documents Amendments and the Stock Issuance. At a meeting of the Asset Entities Board held on May 23, 2025, and later confirmed at a meeting of the Asset Entities Board on June 23, 2025, the Asset Entities Board, among other things, unanimously determined that the Financing Securities Issuance is in the best interests of Asset Entities and its stockholders and recommended that the Asset Entities Stockholders approve the Financing Securities Issuance.

Accordingly, the Asset Entities Board unanimously recommends that the Asset Entities stockholders vote “FOR” the Organizational Documents Amendments Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Financing Securities Issuance Proposal and, if presented, “FOR” the Adjournment Proposal. See “The Merger — Recommendation of the Asset Entities Board”.

Q:     What are the reasons for the Transactions?

A:     In reaching its decision to approve the Transactions, the Merger Agreement and the transactions contemplated thereby, including the Merger, the Asset Entities Board evaluated the Merger in consultation with Asset Entities’ management, as well as Asset Entities’ financial and legal advisors, and considered a number of factors, including, among others, the following:

•        the attractive value of the Merger to Asset Entities stockholders;

•        the Transactions were superior to other potential strategic options;

•        the consideration to be received by Asset Entities stockholders was more favorable to Asset Entities stockholders than the potential value that might result from other alternatives reasonably available to Asset Entities, based on a number of factors;

•        the risks and anticipated value of continued operation of Asset Entities on a standalone basis;

•        the Asset Entities Board considered the likelihood of the completion of the Merger to be high;

•        the financial analysis presented to the Asset Entities Board by Newbridge and the Opinion of Newbridge delivered to the Asset Entities Board, to the effect that, as of May 6, 2025, and based upon and subject to the assumptions made, procedures followed, factors considered, limitations of the review undertaken and qualifications contained therein, the Merger Consideration to be issued to the holders of Strive Capital Stock was fair, from a financial point of view, to Asset Entities, as more fully described below in the section entitled “The Merger — Opinion of Asset Entities’ Financial Advisor”. The full text of Newbridge’s written Opinion is attached as Annex G to this proxy statement/prospectus and is incorporated herein by reference;

•        the opportunity for Asset Entities to receive alternative proposals, the Asset Entities Board to change its recommendation and terminate the Merger to accept a superior proposal; and

•        certain other considerations.

For additional information, see the section “The Merger — Recommendation of the Asset Entities Board of Directors — Reasons for the Merger”.

Q:     What will happen in the Transactions?

A:     Pursuant to the Merger Agreement, (i) Asset Entities will amend and restate Articles of Incorporation and Bylaws to be in the forms attached to this proxy statement/prospectus as Annex A and Annex B, respectively (after amending and restating its organizational documents, Asset Entities’ name will be “[*]” (“New Strive”)), (ii) Asset Entities will pay AEH, the sole holder of Existing Class A Common Stock, a cash payment equal to $2,500,000 in consideration for, among other things, such holder’s agreement to relinquish voting control of Asset Entities as a result of the High Vote Stock Conversion, (iii) Merger Sub will merge with and into Strive, with Strive surviving the Merger as a wholly owned subsidiary of Asset Entities (which will then be New Strive), and (iv) New Strive will issue the Consideration Stock to the holders of Strive Capital Stock. At the Closing, Asset Entities (which will then be New Strive) will also consummate the PIPE Financing, and after the Closing, New Strive will continue to be listed on Nasdaq. Asset Entities stockholders will retain their stock in Asset Entities (pursuant to the Organizational Documents Amendments, the Existing Class A Common Stock of Asset Entities will be redesignated as “Class B Common Stock” (which will continue to be high vote stock) and the Existing Class B Common Stock of Asset Entities will be redesignated as “Class A Common Stock” (which will continue to be low vote stock).

Q:     What will I receive in the Merger?

A:     As a result of the effectiveness of the A&R Articles of Incorporation, your shares of Existing Common Stock will be redesignated as shares of New Common Stock (i.e., Existing Class A Common Stock of Asset Entities will be redesignated as “Class B Common Stock” (which will continue to be high vote stock) and the Existing Class B Common Stock of Asset Entities will be redesignated as “Class A Common Stock” (which will continue to be low vote stock)). You are not entitled to any consideration with respect to your shares of Existing Common Stock. However, as a result of the Merger, Asset Entities will become the parent company of Strive and, as such, your shares of New Common Stock will, in addition to representing an ownership interest in Asset Entities, represent an indirect ownership interest in Strive.

Q:     What will the equity ownership structure of New Strive be after the consummation of the Merger?

A:     In connection with the Merger, the aggregate number of shares of Consideration Stock issued to the holders of Strive Capital Stock in respect thereof, together with the number of shares of New Common Stock underlying (x) Strive RSUs (solely to the extent vested) and (y) Strive RSAs (solely to the extent vested), in each case of clauses (x) and (y), assumed by Asset Entities or converted into or substituted for restricted stock units or restricted stock awards, as applicable, of Asset Entities, in each case, as of the Effective Time, will result in such holders (together with the holders of such Strive RSUs and Strive RSAs) then holding 94.2% of the Pro Forma Share Total (as defined in the Merger Agreement). In addition, pursuant to the PIPE Financing, Asset Entities expects to issue certain shares of New Class A Common Stock and warrants for an aggregate purchase price of approximately $750 million. After giving effect to the PIPE Financing (assuming full exercise of the warrants issued in the PIPE Financing), holders of Strive Capital Stock are expected to own approximately 19.3% of the New Common Stock of New Strive. Since such holders are being issued New Class B Common Stock in the Merger, which is entitled to ten votes per share, such holders are expected to control approximately 70.6% of the voting power of New Common Stock immediately after the Closing.

Q:     What will be the business of New Strive upon completion of the Merger?

A:     Following completion of the Merger, Strive will transform into the first publicly traded asset management Bitcoin treasury corporation — a company whose primary objectives are to (i) accumulate Bitcoin; (ii) increase Bitcoin-per-share; and (iii) outperform Bitcoin over the long run by deploying both beta Bitcoin treasury accumulation strategies and alpha investment strategies with the goal of beating Bitcoin as the hurdle rate. In addition Strive will continue to manage assets under management (“AUM”) across 13 exchange-traded funds, collective investment trusts, and a direct indexing platform.

Asset Entities provides social media marketing and content delivery services across Discord, TikTok, and other social media platforms. New Strive will leverage Asset Entities’ existing operating business to further the combined companies’ Bitcoin strategies.

Q:     Who will the directors of New Strive be upon completion of the Merger?

A:     Following completion of the Merger, Arshia Sarkhani is expected to serve as a member of the New Strive Board. In addition, Matt Cole (as Chairman of the New Strive Board), Ben Pham, Logan Beirne, Avik Roy and Ben Werkman will also each serve as members of the New Strive Board.

Q:     Are there any Asset Entities Stockholders that have already committed to voting in favor of the Proposals at the Special Meeting?

A:     Yes, in connection with the Merger Agreement, AEH (the managers, officers and beneficial owners of which include Arman Sarkhani, Arshia Sarkhani, Jackson Fairbanks, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert, of which Arman Sarkhani, Arshia Sarkhani, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert are directors or executive officers of Asset Entities), the holder of all of the shares of Existing Class A Common Stock, and Arshia Sarkhani, the Chief Executive Officer of Asset Entities and member of the Asset Entities Board, agreed to vote all of their shares of Existing Common Stock in favor of, among other things, (i) the Organizational Documents Amendments Proposal, (ii) the Stock Issuance Proposal, (iii) the Financing Securities Issuance Proposal, and (iv) the Adjournment Proposal. AEH and Arshia Sarkhani collectively hold approximately 40.2% of the voting power of Asset Entities. See “Other Agreements Related to the Transactions — Support Agreement”.

Q:     What will happen if the Merger is not completed?

A:     If the Merger is not completed for any reason, Asset Entities would remain a public company and its Existing Class B Common Stock would continue to be listed and traded on Nasdaq, assuming Asset Entities meets all of Nasdaq’s continuing listing standards.

If the Merger Agreement is terminated under specified circumstances, Asset Entities may be required to pay Strive a termination fee of $10,000,000 or Strive may be required to pay Asset Entities a termination fee of $10,000,000. For more information, see “The Merger Agreement — Termination Fees” below.

Q:     Is completion of the Merger subject to any conditions?

A:     Yes. Asset Entities and Strive are not required to complete the Merger unless a number of conditions are satisfied (or, to the extent permitted by applicable law, waived). These conditions include, among others, the approval of the Organizational Documents Amendments Proposal, the Stock Issuance Proposal and the Financing Securities Issuance Proposal and the consummation of the High Vote Stock Conversion, as described in this proxy statement/prospectus. For a complete summary of the conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the Merger, see “The Merger Agreement — Conditions to Closing”.

Q:     Do any of the Asset Entities officers or non-employee directors have interests in the Merger that may be different from, or in addition to, my interests as an Asset Entities stockholder?

A:     Yes. In considering the Asset Entities Board’s recommendation that Asset Entities’ shareholders approve the Proposals, Asset Entities’ stockholders should be aware that Asset Entities’ officers and non-employee directors have interests in the Merger that may be different from, or in addition to, the interests of Asset Entities’ stockholders generally. The Asset Entities Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the Transactions, and in making their recommendation that Asset Entities’ stockholders approve the Organizational Documents Amendments Proposal, the Stock Issuance Proposal and the Financing Securities Issuance Proposal.

For more information, please see the section of this proxy statement/prospectus entitled “The Merger — Interests of Asset Entities Directors and Executive Officers in the Merger”.

Q:     In what ways do the interests of Asset Entities’ officers and non-employee directors in the Merger differ from the interests of Asset Entities’ stockholders generally?

A:     Please see the section of this proxy statement/prospectus entitled “The Merger — Interests of Asset Entities Directors and Executive Officers in the Merger”.

Q:     Are there any risks that I should consider in deciding whether to vote for the Organizational Documents Amendments Proposal, the Stock Issuance Proposal and the Financing Securities Issuance Proposal?

A:     Yes. You should read and carefully consider the risks described in the section of this proxy statement/prospectus entitled “Risk Factors”.

Q:     When do you expect to complete the Merger?

A:     As of the date of this proxy statement/prospectus, the parties expect to complete the Merger in the fourth quarter of 2025, subject to the satisfaction of the conditions described elsewhere in this proxy statement/prospectus. However, no assurance can be given as to when, or if, the Merger will be completed.

Q:     Who is soliciting my vote? Who will pay for the cost of this proxy solicitation?

A:     The Asset Entities Board is soliciting your proxy, and Asset Entities will bear the cost of soliciting proxies. MacKenzie Partners, Inc. (“MacKenzie Partners”) has been retained to assist with the solicitation of proxies and provide related proxy advisory services. MacKenzie Partners will be paid a final fee expected not to exceed $15,000 for these services in connection with the Special Meeting (subject to additional amounts that Asset Entities and MacKenzie Partners may agree in certain circumstances necessitating additional work) and Asset Entities will also pay MacKenzie Partners’ reasonable and customary expenses.

In addition to solicitation by mail, directors, officers and employees of Asset Entities or its subsidiaries may solicit proxies from stockholders by telephone, telegram, email, personal interview or other means. Asset Entities does not currently expect to incur any costs beyond those customarily expended for a solicitation of proxies in connection with the adoption of a merger agreement. Directors, officers and employees of Asset Entities will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses.

Q:     What do I need to do now?

A:     Carefully read and consider the information contained in this proxy statement/prospectus, including its annexes included in this proxy statement/prospectus. Then, please vote your shares in accordance with the instructions contained in this proxy statement/prospectus.

Q:     When will Asset Entities announce the voting results of the Special Meeting, and where can I find the voting results?

A:     Asset Entities intends to announce the preliminary voting results at the Special Meeting and will report the final voting results of the Special Meeting in a Current Report on Form 8-K filed with the SEC within four business days after the meeting. All reports that Asset Entities files with the SEC are publicly available when filed.

Q:     Who should I contact with questions?

A:     If you have any questions concerning the Special Meeting, any of the proposals to be considered at the Special Meeting, or the accompanying proxy statement/prospectus, or if you need help voting your shares, please contact Asset Entities’ proxy solicitor:

MacKenzie Partners, Inc.
17 Penn Plaza
New York, New York 10001
Tel: 1-212-929-5500
Toll-Free: 1-800-322-2885
Email: proxy@MacKenziePartners.com

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to carefully read the entire proxy statement/prospectus, including the annexes to this proxy statement/prospectus Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies

Asset Entities Inc.

Asset Entities is a technology company providing social media marketing and content delivery services across Discord, TikTok, and other social media platforms. We also design, develop and manage servers for communities on Discord. Based on the growth of our Discord servers and social media following, we have developed three categories of services: (1) our Discord investment education and entertainment services, (2) social media and marketing services, and (3) our “AE.360.DDM” brand services. We also offer Ternary v2, a cloud-based subscription management and payment processing solution for Discord communities, which includes a suite of customer relations management tools and Stripe-verified payment processing. All of our services are based on our effective use of Discord as well as other social media including TikTok, X, Instagram, and YouTube. See “The Companies — Asset Entities Inc.” for additional information regarding Asset Entities.

Asset Entities’ principal executive offices are located at 100 Crescent Court, 7th Floor, Dallas, TX 75201, and its telephone number is (214) 459-3117. Asset Entities maintains a website at https://assetentities.com. Information available on Asset Entities website is not incorporated by reference in and is not deemed a part of the proxy statement/prospectus. Existing Class B Common Stock is listed on Nasdaq under the symbol “ASST”.

Alpha Merger Sub, Inc.

Merger Sub was formed in the State of Ohio on May 5, 2025 and is a direct, wholly-owned subsidiary of Asset Entities. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger Agreement and the Merger. At the Effective Time, Merger Sub will merge with and into Strive, with Strive surviving the Merger as the surviving corporation and as a direct, wholly owned subsidiary of Asset Entities, subject to the terms and conditions set forth in the Merger Agreement.

Strive Enterprises, Inc.

Strive Enterprises, Inc. was founded in 2022 with a mission to maximize long-term value for shareholders through the unapologetic embrace of capitalism, meritocracy and innovation. Today, Strive manages approximately $2 billion in assets under management across 13 exchange-traded funds, collective investment trusts and a direct indexing platform.

Vivek Ramaswamy, together with an affiliated trust managed by a third-party trustee and investment advisor, control all of Strive’s Class A Voting Common Stock prior to completion of the Merger.

Overview of the Merger and the Merger Agreement

The Merger

The Merger Agreement provides that, at the Effective Time, Merger Sub will merge with and into Strive, with Strive surviving the Merger as the surviving corporation and as a direct, wholly owned subsidiary of Asset Entities, subject to the terms and conditions set forth in the Merger Agreement.

As of the date of this proxy statement/prospectus, the parties expect that the Merger will be completed in the fourth quarter of 2025. However, completion of the Merger is subject to the satisfaction or waiver of the conditions to completion of the Merger, which are summarized below. There can be no assurances as to when, or if, the Merger will occur. If the Merger is not completed on or before the End Date, either Asset Entities or Strive may terminate the Merger Agreement, subject to the terms, conditions and limitations set forth in the Merger Agreement. See “The Merger Agreement — Conditions to Closing” and “The Merger Agreement — Termination of the Merger Agreement”.

A copy of the Merger Agreement, as amended to the date of this proxy statement/prospectus, is attached as Annex A to this proxy statement/prospectus. You should read the Merger Agreement carefully because it is the legal document that governs the Merger. See The Merger Agreement.

Effect of the Merger; Merger Consideration

At the Effective Time, each share of Strive Capital Stock that is issued and outstanding as of immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive (x) a number of fully paid and nonassessable shares of New Class B Common Stock equal to the Exchange Ratio and (y) cash in lieu of fractional shares as set forth in the Merger Agreement, subject to any withholdings described in the Merger Agreement.

The Exchange Ratio will be calculated in accordance with the Merger Agreement such that the aggregate number of shares of Consideration Stock issued to the holders of Strive Capital Stock in respect thereof, together with the number of shares of New Common Stock underlying (x) Strive RSUs (solely to the extent vested) and (y) Strive RSAs (solely to the extent vested), in each case of clauses (x) and (y), assumed by Asset Entities or converted into or substituted for restricted stock units or restricted stock awards, as applicable, of Asset Entities, in each case, as of the Effective Time, will result in such holders (together with the holders of such Strive RSUs and Strive RSAs) then holding 94.2% of the Pro Forma Share Total (as defined in the Merger Agreement).

The actual Exchange Ratio will not be known until immediately prior to the Effective Time in accordance with the terms and conditions set forth in the Merger Agreement. See The Merger Agreement — Effect of the Merger; Merger Consideration.

Treatment of Strive Equity Awards

In connection with the Merger, equity incentive awards then-outstanding under Strive Enterprises, Inc. Amended and Restated 2022 Equity Incentive Plan (“Strive EIP”) will be equitably adjusted in accordance with the terms of the Strive EIP and the Merger Agreement, as follows:

•        Each Strive RSU granted pursuant to the Strive EIP that is outstanding as of the Closing will be converted into, assumed by Asset Entities or substituted for a restricted stock unit that settles in shares of Class B Common Stock (as will be defined in the A&R Articles of Incorporation, which for the avoidance of doubt is high vote common stock) (“Asset Entities RSU”) of equivalent value to Strive RSU and will otherwise remain subject to the same terms and conditions applicable to the Strive RSU immediately prior to the Closing (other than deeming the “performance condition” (as defined in the applicable Strive RSU award agreement) to have been achieved). Each of Strive and Asset Entities will take all actions necessary or appropriate at or prior to the Closing to (i) effectuate the applicable Strive RSUs being converted into, assumed by Asset Entities or substituted for Asset Entities RSUs and (ii) ensure that the performance condition is deemed to have been achieved; and

•        Each Strive RSA granted pursuant to the Strive EIP that is outstanding as of the Closing will be converted into, assumed by Asset Entities or substituted for a restricted stock award that settles in shares of Class B Common Stock (as will be defined in the A&R Articles of Incorporation, which for the avoidance of doubt is high vote common stock) (“Asset Entities RSA”) of equivalent value to the Strive RSA and will otherwise remain subject to the same terms and conditions applicable to the Strive RSA immediately prior to the Closing. Each of Strive and Asset Entities will take all actions necessary or appropriate at or prior to the Closing to effectuate the applicable Strive RSAs being converted into, assumed by the Asset Entities or substituted for Asset Entities RSAs.

High Vote Stock Conversion

Following the Special Meeting, if the Asset Entities stockholders approve the Proposals, AEH, the sole holder of shares of Existing Class A Common Stock, will convert all of its shares of Existing Class A Common Stock into shares of Existing Class B Common Stock. In consideration for agreeing to the High Vote Stock Conversion, Asset Entities shall pay such holder a cash payment equal to $2,500,000 (the “High Vote Waiver Payment”).

Organizational Documents Amendments

Under the Merger Agreement, if the stockholders of Asset Entities vote to approve the Organizational Documents Amendments Proposal, promptly thereafter but prior to the Closing Date, Asset Entities will adopt the A&R Articles of Incorporation and A&R Bylaws, which will set forth, among other things, the rights, preferences, privileges and restrictions of the New Common Stock. Under the A&R Articles of Incorporation, Asset Entities will, among other things, change its name to “[•]” and will effect the Redesignation.

Under the Amended and Restated Articles of Incorporation, if a holder of Asset Entities Common Stock, together with affiliates, acquires or is attributed ownership of shares that exceed 20% of the total voting power of Asset Entities, Asset Entities may take remedial actions, including redemption, suspension of ownership rights, or forced sale of shares to eliminate the excess ownership. The redemption price is determined based on market value, with adjustments based on the holder’s fault in causing the excess ownership. These restrictions do not apply to Vivek Ramaswamy or his affiliates.

The affirmative vote of holders of at least a majority of the voting power of Asset Entities’ outstanding New Common Stock will generally be required to amend the A&R Articles of Incorporation, other than certain provisions that, after the occurrence of certain events, may be amended only by the affirmative vote of holders of at least 66 2/3% of the voting power of its outstanding shares of voting stock, voting together as a single class. See The Merger — Organizational Documents Amendments and High Vote Stock Conversion.

Recommendations of the Board and its Reasons for the Proposals and the Merger

At a meeting of the Asset Entities Board held on May 6, 2025, and later confirmed at a meeting of the Asset Entities Board on June 23, 2025, the Asset Entities Board unanimously (i) determined that the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions (with the exception of the PIPE Financing, which was approved on May 23, 2025, as discussed below) are in the best interests of Asset Entities and the Asset Entities stockholders, (ii) adopted and approved the Merger Agreement and declared advisable the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions on the terms and conditions of the Merger Agreement, (iii) directed that the approval of the Merger Agreement, the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions on the terms and conditions of the Merger Agreement, be submitted to the Asset Entities stockholders for consideration at the Special Meeting and (iv) resolved to recommend, subject to certain exceptions set forth in the Merger Agreement, the approval of the Merger Agreement, the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions to the Asset Entities stockholders.

By a unanimous written consent of the Asset Entities Board, dated May 23, 2025, and later confirmed at a meeting of the Asset Entities Board on June 23, 2025, the Asset Entities Board unanimously approved the PIPE Financing, consisting of the subscription and purchase by the PIPE Investors, and the issuance and sale by Asset Entities, at the Closing of (i) shares of New Class A Common Stock and pre-funded warrants of Asset Entities for a price of $1.35 per share or warrant (including any exercise price with respect to such pre-funded warrants) for an aggregate expected purchase price of $750,329,019 and (ii) an equivalent number of warrants of Asset Entities.

When you consider the Asset Entities Board’s recommendation, you should be aware that Asset Entities directors may have interests in the Merger that may be different from, or in addition to, the interests of Asset Entities’ stockholders generally.

These interests are described in the section entitled “The Merger — Interests of Asset Entities Directors and Executive Officers in the Merger.”

The Asset Entities Board unanimously recommends that stockholders vote “FOR” the Organizational Documents Amendments Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Financing Securities Issuance Proposal and, if presented, “FOR” the Adjournment Proposal. See “The Merger — Recommendation of the Asset Entities Board — Reasons for the Merger”.

No Solicitation by Strive

Under the Merger Agreement, until the earlier of the Closing Date and the date on which the Merger Agreement is terminated, neither Strive nor any of its subsidiaries may, nor may any of such parties authorize any of its representatives to, directly or indirectly:

•        initiate, solicit, propose or take any action to knowingly assist, facilitate, or encourage (including by furnishing information) the submission of any inquiry or proposal that constitutes, or would reasonably be expected to lead to, a Strive Alternative Proposal (as defined in the section titled “The Merger Agreement — No Solicitation by Strive” of this proxy statement/prospectus);

•        enter into or knowingly participate in any substantive discussions or negotiations with, furnish any material nonpublic information relating to Strive or any of its subsidiaries, or afford access to the business, properties, assets, books, or records of Strive or any of its subsidiaries to, or otherwise knowingly cooperate with, any third party in connection with any Strive Alternative Proposal;

•        (a) withdraw or withhold (or qualify or modify in a manner adverse to Asset Entities) the recommendation of the Strive Board that the Strive stockholders approve the Merger Agreement and the transactions contemplated thereby (the “Strive Board Recommendation”), or publicly announce its intention to do the same, or fail to include the Strive Board Recommendation in this prospectus/proxy statement, (b) within 10 business days of Asset Entities’ written request, fail to publicly make or reaffirm the Strive Board Recommendation following the date any Strive Alternative Proposal or any material modification thereto is first published or broadly sent or given to the stockholders of Strive (any of the foregoing clauses (a) through (b), a “Strive Adverse Recommendation Change”);

•        enter into any amendment, grant any waiver or release, or terminate any provision under any standstill, confidentiality, or similar agreement;

•        enter into any agreement in principle, letter of intent, memorandum of understanding, acquisition agreement, or other contract providing for or relating to a Strive Alternative Proposal (other than certain confidentiality agreements); or

•        resolve, authorize, propose, or agree to do any of the foregoing.

However, Strive’s obligations outlined in this section are subject to certain exceptions as described in the section entitled “The Merger Agreement — No Solicitation by Strive.”

No Solicitation by Asset Entities

Under the Merger Agreement, until the earlier of the Closing Date and the date on which the Merger Agreement is terminated, neither Asset Entities nor any of its subsidiaries may, nor may any of such parties authorize any of its representatives to, directly or indirectly:

•        initiate, solicit, propose or take any action to knowingly assist, facilitate or encourage (including by way of furnishing information) the submission of any inquiry or proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal (as defined in the section titled “The Merger Agreement — No Solicitation by Asset Entities” of this proxy statement/prospectus) or take any action that could reasonably be expected to lead to a Company Acquisition Proposal;

•        enter into or knowingly participate in any substantive discussions with or negotiations with, furnish any material nonpublic information relating to Asset Entities or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Asset Entities or any of its subsidiaries to, or otherwise knowingly cooperate with, any third party in connection with any Company Acquisition Proposal;

•        (a) withdraw or withhold (or qualify or modify in a manner adverse to Strive) the recommendation of the Asset Entities Board that the Asset Entities stockholders approve the Proposals (the “Asset Entities Board Recommendation”), or publicly announce its intention to do the same, or fail to include the Asset Entities Board Recommendation in this prospectus/proxy statement, (b) other than with respect to a tender offer or exchange offer that is the subject of the following clause (c), within 10 business days of Strive’s written request, fail to publicly make or reaffirm the Asset Entities Board Recommendation following the date any Company Acquisition Proposal or any material modification thereto is first published or broadly sent or given to the stockholders of Asset Entities, or (c) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Company Acquisition Proposal that is a tender offer or exchange offer subject to Regulation D promulgated under the Exchange Act within 10 business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any of the foregoing clauses (a) through (c), a “Company Adverse Recommendation Change”);

•        enter into any an amendment, grant any waiver or release or terminate any provision under any standstill, confidentiality or other similar agreement;

•        enter into any agreement in principle, letter of intent, memorandum of understanding, acquisition agreement or other contract providing for or relating to a Company Acquisition Proposal (other than certain confidentiality agreements); or

•        resolve, authorize, propose or agree to do any of the foregoing.

However, Asset Entities’ obligations outlined in this section are subject to certain exceptions as described in the section entitled “The Merger Agreement — No Solicitation by Asset Entities”.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger may be abandoned prior to the Effective Time:

•        by mutual written agreement of Asset Entities and Strive;

•        by either Asset Entities or Strive if the Merger has not been consummated on or before the End Date, except that the right to so terminate the Merger Agreement will not be available to any party whose breach of any provision of the Merger Agreement has been the primary cause of the failure of the Merger to be consummated by the End Date (the “End Date Termination Right”);

•        by either Asset Entities or Strive if any applicable law has been adopted or promulgated or be in effect, or any restraining order, injunction or other, decision, opinion or decree issued by any court of competent jurisdiction or governmental authority is in effect prohibiting, rendering illegal or permanently enjoining the consummation of the Transactions, and in the case of a restraining order, injunction or other order, judgment, decision, opinion or decree, such restraining order, injunction or other order, judgment, decision, opinion or decree shall have become final and nonappealable, except that the right to so terminate the Merger Agreement will not be available to any party whose breach of any provision of the Merger Agreement has been the primary cause of such applicable law, injunction or other order;

•        by either Asset Entities or Strive, if the Asset Entities Stockholder Approval is not obtained at the Special Meeting (including any postponement, adjournment or recess thereof) (the “Asset Entities No Vote Termination Right”); or

•        by either Asset Entities or Strive, if, at the time the Asset Entities Stockholder Approval is obtained, the Strive Stockholder Approval has not been obtained (the “Strive No Vote Termination Right”).

The Merger Agreement may be terminated by Asset Entities if:

•        prior to the receipt of the Asset Entities Stockholder Approval, the Asset Entities Board authorizes Asset Entities to, and Asset Entities substantially simultaneously with the termination of the Merger Agreement, enters into a definitive written agreement providing for a Company Superior Proposal (as defined in the section titled “The Merger Agreement — No Solicitation by Asset Entities; No Adverse Recommendation Changes” of this proxy statement/prospectus) (the “Company Superior Proposal Termination Right”);

•        prior to receipt of the Strive Stockholder Approval, if a Strive Adverse Recommendation Change (as defined in the section titled “The Merger Agreement — No Solicitation by Strive” of this proxy statement/prospectus) has occurred or Strive has committed willful breach of the provisions summarized in the section titled “The Merger Agreement — No Solicitation by Strive” of this proxy statement/prospectus (the “Strive Adverse Recommendation Change Termination Right”); or

•        a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Strive set forth in the Merger Agreement shall have occurred that would cause or result in certain conditions therein not to be satisfied and to be incapable of being satisfied by the End Date, or, if curable prior to the End Date, Strive shall not have cured such breach within 30 calendar days after receipt of written notice thereof from Asset Entities stating Asset Entities’ intention to terminate this Agreement pursuant to this bullet; provided that at the time at which Asset Entities would otherwise exercise such termination right, none of Asset Entities or Merger Sub shall be in breach of its or their obligations under the Merger Agreement so as to cause certain conditions therein not to be capable of being satisfied (the “Strive Material Breach Termination Right”).

The Merger Agreement may be terminated by Strive if:

•        prior to the receipt of the Strive Stockholder Approval, the Strive Board authorizes Strive to, and Strive substantially simultaneously with the termination of the Merger Agreement, enters into a definitive written agreement providing for a Strive Superior Proposal (as defined in the section titled “The Merger Agreement — No Solicitation by Strive” of this proxy statement/prospectus) (the “Strive Superior Proposal Termination Right”);

•        prior to the receipt of the Asset Entities Stockholder Approval, the Asset Entities Board changes its recommendation that the Asset Entities stockholders approve the Proposals or Asset Entities has committed willful breach of the provisions summarized in the section titled “The Merger Agreement — No Solicitation by Asset Entities” of this proxy statement/prospectus (the “Company Adverse Recommendation Change Termination Right”); or

•        if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Asset Entities or Merger Sub set forth in the Merger Agreement shall have occurred that would cause or result in certain conditions therein not to be satisfied and to be incapable of being satisfied by the End Date, or, if curable prior to the End Date, Asset Entities and Merger Sub shall not have cured such breach within 30 calendar days after receipt of written notice thereof from Strive stating Strive’s intention to terminate this Agreement pursuant to this bullet; provided that, at the time at which Strive would otherwise exercise such termination right, Strive shall not be in breach of its obligations under the Merger Agreement so as to cause certain conditions set forth therein not to be capable of being satisfied; (the “Asset Entities Material Breach Termination Right”); or

Termination Fees

Asset Entities has agreed to pay Strive a termination fee of $10,000,000 (the “Termination Fee”) if the Merger Agreement is terminated:

•        by Asset Entities pursuant to the Company Superior Proposal Termination Right;

•        by Strive pursuant to the Company Adverse Recommendation Change Termination Right; or

•        prior to receipt of the Asset Entities Stockholder Approval (a) by Strive or Asset Entities pursuant to the End Date Termination Right (and at such time certain mutual closing conditions have been satisfied) or pursuant to the Asset Entities No Vote Termination Right or (b) by Strive pursuant to the Asset Entities Material Breach Termination Right and, in each case, (i) after the Original Signing Date and prior to the date of termination (in the case of a termination pursuant to the End Date Termination Right or the Asset Entities Material Breach Termination Right) or the date of the Asset Entities Stockholders Meeting (in the case of a termination pursuant to the Asset Entities No Vote Termination Right), a Company Acquisition Proposal (as defined in the section titled “The Merger Agreement — No Solicitation by Asset Entities” of this proxy statement/prospectus) has been publicly announced or otherwise communicated to the Asset Entities Board after the Original Signing Date and (ii) within 12 months after the date of such termination, Asset Entities enters into a definitive agreement with any third party with respect to any Company Acquisition Proposal or a Company Acquisition Proposal is consummated (provided that for purposes of this bullet, all references to “25%” in the definition of “Company Acquisition Proposal” will be deemed to be references to “more than 50%”).

Strive has agreed to pay Asset Entities the Termination Fee of $10,000,000 if the Merger Agreement is terminated:

•        by Strive pursuant to the Strive Superior Proposal Termination Right;

•        by Asset Entities pursuant to the Strive Adverse Recommendation Change Termination Right;

•        prior to receipt of the Strive Stockholder Approval (a) by Strive or Asset Entities pursuant to the End Date Termination Right (and at such time certain mutual closing conditions have been satisfied) or pursuant to the Strive No Vote Termination Right or (b) by Asset Entities pursuant to the Strive Material Breach Termination Right and, in each case, (i) after the Original Signing Date and prior to the date of termination (in the case of a termination pursuant to the End Date Termination Right or the Strive Material Breach Termination Right) or the date of the Asset Entities Stockholders Meeting (in the case of a termination pursuant to the Strive No Vote Termination Right), a Strive Alternative Proposal (as defined in the section titled “The Merger Agreement — No Solicitation by Strive” of this proxy statement/prospectus) has been publicly announced or otherwise communicated to the Strive Board after the Original Signing Date and (ii) within 12 months after the date of such termination, Strive enters into a definitive agreement with any third party with respect to any Strive Alternative Proposal or a Strive Alternative Proposal is consummated.

In circumstances where the Termination Fee is payable by either Asset Entities or Strive, such party’s right to receive such Termination Fee will be its sole and exclusive remedy under the Merger Agreement in connection with the Merger Agreement or the transactions contemplated thereby, including any breach of the Merger Agreement, except in the case of a willful breach. While each party may pursue both a grant of specific performance in accordance with the Merger Agreement and the payment of the Termination Fee under no circumstance will either party be permitted or entitled to receive both a grant of specific performance that results in the Closing and payment of the Termination Fee. In no event will either party be required to pay the Termination Fee on more than one occasion.

Conditions to the Merger

The obligations of Asset Entities, Strive and Merger Sub to complete the Merger is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of the following conditions:

•        the stockholders of Asset Entities approve the Organizational Documents Amendments Proposal, the Stock Issuance Proposal and the Financing Securities Issuance Proposal;

•        each of the High Vote Stock Conversion and the Organizational Documents Amendments (including the Redesignation) have been effectuated, and evidence of the filing, acceptance and effectiveness of the A&R Articles of Incorporation shall have been received from the Nevada Secretary of State;

•        Strive shall have obtained the approval of the requisite stockholders of Strive of the Merger Agreement and the Transactions contemplated thereby;

•        the registration statement on Form S-4, of which this proxy statement/prospectus is a part, shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC, and no proceedings for such purpose shall have been initiated or threatened by the SEC; and

•        no applicable law shall have been adopted or promulgated or be in effect, and no restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by any court of competent jurisdiction or other governmental authority, prohibiting, rendering illegal or permanently enjoining the consummation of the Transactions shall be in effect (or, solely in connection with Strive’s obligation to consummate the Merger, imposes a Burdensome Condition (as defined in the section titled “The Merger Agreement — Regulatory Undertakings” in this proxy statement/prospectus)).

In addition, the obligations of Asset Entities and Merger Sub to complete the Merger is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•        the accuracy of Strive’s representations and warranties, subject to certain limitations and materiality qualifiers;

•        the covenants and agreements of Strive being complied with in all material respects;

•        the delivery by Strive of a customary certificate signed by an officer of Strive, certifying the matters in the two bullets above; and

•        since the Original Agreement Date, the absence of a Parent Material Adverse Effect (as defined in the Merger Agreement).

In addition, the obligation of Strive to complete the Merger is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•        the accuracy of Asset Entities and Merger Sub’s representations and warranties, subject to certain limitations and materiality qualifiers;

•        each of the covenants and agreements of Asset Entities and Merger Sub being complied with in all material respects (except for certain interim operating covenants, which must have been complied with in all respects except for de minimis deviations);

•        since the Original Agreement Date, the absence of a Company Material Adverse Effect as defined in the Merger Agreement;

•        the delivery by Asset Entities of a customary certificate signed by an officer of Asset Entities, certifying the matters in the three bullets above;

•        the transactions contemplated by the Pre-Closing Reorganization (as defined in the Merger Agreement) shall have been consummated;

•        no shares of capital stock of Asset Entities, or any holder thereof, shall be entitled to assert dissenter’s or appraisal rights, pursuant to the NRS or otherwise;

•        the New Class A Common Stock, and such other shares of New Common Stock to be reserved for issuance in connection with the Merger, shall have been approved for listing on Nasdaq, subject to official notice of issuance; and

•        Strive shall have received the Tax Opinion.

Regulatory Approvals

The consummation of the Merger is not subject to any regulatory or governmental approvals or filings, other than (i) filings with the Nevada Secretary of State in connection with the Organizational Documents Amendments, (ii) the filing of a certificate of merger with the Secretary of State of the State of Ohio and (iii) the declaration by the SEC of the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and any required notice or other filings under applicable state securities laws.

Information About the Special Meeting

Meeting.    The Special Meeting will be held virtually at https://agm.issuerdirect.com/[*] on [__], 2025 at [*], Central Time. At the Special Meeting, Asset Entities stockholders will be asked to consider and vote on the Stock Issuance Proposal, the Financing Securities Issuance Proposal, the Organizational Documents Amendments Proposal, and, if necessary, the Adjournment Proposal. Under the existing Bylaws of Asset Entities, the business to be conducted at the Special Meeting will be limited to the proposals set forth in the notice to Asset Entities stockholders provided with this proxy statement/prospectus.

Record Date.    The Asset Entities Board has fixed the close of business on [__], 2025 as the record date for determination of the stockholders entitled to vote at the Special Meeting, or any adjournment or postponement thereof. Only Asset Entities stockholders of record at the record date are entitled to receive notice of, and to vote at, the Special Meeting, or any adjournment or postponement thereof. As of the close of business on the record date, there were [__] shares of Existing Class A Common Stock issued and outstanding and [__] shares of Existing Class B Common Stock issued and outstanding. Each holder of Existing Class A Common Stock is entitled to ten votes per share and each holder of Existing Class B Common Stock is entitled to one vote per share.

Quorum.    The presence at the commencement of the Special Meeting, virtually or by proxy, of the holders of a majority of the shares of Asset Entities issued and outstanding and entitled to vote as of the record date constitutes a quorum for the Special Meeting. Abstentions will be deemed present at the Special Meeting for the purpose of determining the presence of a quorum. Accordingly, you are encouraged to provide voting instructions to your broker, whether or not you plan to attend the Special Meeting. There must be a quorum to hold the Special Meeting. Failure of a quorum to be present at the Special Meeting will necessitate an adjournment of the meeting and will subject Asset Entities to additional expense.

Required Vote.    Approval of the Organizational Documents Amendments Proposal requires the affirmative vote of a majority of the voting power of Asset Entities entitled to vote thereon at a duly held meeting at the Special Meeting. Assuming that a quorum is present (in person or represented by proxy), approval of the Stock Issuance Proposal and the Financing Securities Issuance Proposal requires the affirmative vote of the holders of a majority of the shares having voting power of Asset Entities present or represented by proxy at the Special Meeting. Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares having voting power of Asset Entities present or represented by proxy at the Special Meeting, regardless of whether there is a quorum.

Share Ownership of and Voting by Directors and Executive Officers.    At the record date for the Special Meeting, Asset Entities directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate [__]% of Asset Entities voting power as of that date. In connection with the execution of the Merger Agreement, AEH, the sole holder of Existing Class A Common Stock, and Arshia Sarkhani, the Chief Executive Officer of Asset Entities and member of the Asset Entities Board, entered into the Support Agreement pursuant to which AEH and Arshia Sarkhani agreed to vote all of the shares of Existing Common Stock that they beneficially own to approve the Organizational Documents Amendments Proposal, the Stock Issuance Proposal, the Financing Securities Issuance Proposal and the Adjournment Proposal at the Special Meeting and have granted Strive their irrevocable proxy to vote such shares in such manner if they fail to perform their obligations under the Support Agreement. As of the Record Date, the outstanding shares of Existing Common Stock subject to the Support Agreement represent approximately [__]% of the outstanding voting power of Asset Entities as of the Record Date.

Information About the Approval of the Merger by Strive Stockholders

Strive stockholders must also approve the Merger. In particular, in addition to approval by the holders of Strive Common Stock, the Merger must be approved by holders of a majority of the outstanding shares of Strive’s Series A Preferred Stock voting together as a single class on an as-converted to Strive Common Stock basis (with each share being entitled to one vote), by the holders of a majority of the outstanding shares of Strive Series B Preferred Stock voting together as a single class on an as-converted to Strive Common Stock basis (with each share being entitled to one vote) and by a specified holder of Strive Preferred Stock. Strive expects to obtain the foregoing approval by written consent.

As of the date of this proxy statement/prospectus, there are 2,000,000 shares of Strive Class A Voting Common Stock entitled to vote on approving the Merger. In addition, there are 786,545 shares of Series A Preferred Stock and 372,257 shares of Series B Preferred Stock outstanding and entitled to vote on approving the Merger. Shares of Strive’s Class B Non-Voting Common Stock are not entitled to vote on the Merger. See the section titled “Security Ownership of Certain Beneficial Owners and Management — Security Ownership of Strive” in this proxy statement/prospectus for more information about the Strive Common Stock held by Strive’s directors and officers.

The directors and executive officers of Strive have certain interests in the Merger, including ownership of certain Strive securities. See the section titled “Security Ownership of Certain Beneficial Owners and Management — Security Ownership of Strive” in this proxy statement/prospectus. Matt Cole (Chief Executive Officer of Strive), Ben Pham (Chief Financial Officer of Strive) and Logan Beirne (Chief Legal Officer of Strive) are also expected to be directors and executive officers of New Strive and are expected to participate in the PIPE Financing. See the section titled “Directors and Executive Officers — Certain Relationships and Related Party Transactions” in this proxy statement/prospectus.

Opinion of Asset Entities’ Financial Advisor

The Asset Entities Board engaged Newbridge to render an opinion as to whether the Merger Consideration to be issued by Asset Entities in the Merger is fair, from a financial point of view, to Asset Entities. Newbridge rendered its Opinion orally at a meeting of the Asset Entities Board, subsequently confirmed in writing on the Original Signing Date, and reissued on June 27, 2025 with respect to the Restructuring Election (as defined therein) only in connection with the anticipated amendment and restatement of the Merger Agreement, that the Merger Consideration to be issued by Asset Entities to holders of Strive Capital Stock is fair, from a financial point of view, to the holders of Existing Common Stock.

The full text of Newbridge’s written Opinions, dated as of June 27, 2025, which describe the assumptions made and limitations upon the review undertaken by Newbridge in preparing its Opinions for the Merger are attached hereto as Annex G, respectively, and are incorporated by reference herein. You should read the Opinion carefully in its entirety. Newbridge provided its Opinion to the Asset Entities Board (in its capacity as such) for the benefit and use of the Asset Entities Board in connection with and for purposes of its evaluation of the Merger Consideration from a financial point of view. Newbridge’s Opinion does not address any other term or aspect of the Merger, and no opinion or view was expressed as to the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative business transaction, or other alternatives, or whether or not such alternatives could have been achieved or were available. Newbridge’s Opinion does not constitute a recommendation to any holder of shares of Existing Common Stock as to how to vote or act in connection with the Merger or any related matter.

Interests of Asset Entities Directors and Executive Officers in the Merger

In considering the recommendations of the Asset Entities Board to vote for the Proposals, you should be aware that certain of the current directors and executive officers of Asset Entities and certain of their affiliates have interests in the Transactions that may be different from, or in addition to, the interests of unaffiliated Asset Entities stockholders generally and may create potential conflicts of interest. The Asset Entities Board was aware of each of these interests in reviewing, considering and negotiating the terms of the Merger and in recommending that Asset Entities stockholders approve the Transactions.

These interests include, but are not limited to the following:

•        In connection with the Closing, AEH will receive the High Vote Waiver Payment by Strive as a condition to the Closing. AEH’s managers, officers and beneficial owners include Arman Sarkhani, Arshia Sarkhani, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert, each of which are directors or executive officers of Asset Entities. These directors or executive officers therefore have a material financial interest in the Merger that is not shared by any other Asset Entities shareholders.

•        Arshia Sarkhani, the Chief Executive Officer and President, and a director, of Asset Entities, will become the Chief Marketing Officer and a director of New Strive.

•        The Asset Entities executive officers and directors are entitled to immediate vesting of any unvested awards upon the occurrence of a change of control (although there are currently no unvested equity awards outstanding), which will occur upon the Closing, and will continue to have certain indemnification arrangements in their capacities as directors and officers of Asset Entities.

These interests are described further in the section entitled “The Merger — Interests of Asset Entities Directors and Executive Officers in the Merger.”

Ownership of New Strive

As a result of the Merger, the aggregate number of shares of Consideration Stock issued to the holders of Strive Capital Stock in respect thereof, together with the number of shares of New Common Stock underlying (x) Strive RSUs (solely to the extent vested) and (y) Strive RSAs (solely to the extent vested), in each case of clauses (x) and (y), assumed by Asset Entities or converted into or substituted for restricted stock units or restricted stock awards, as applicable, of Asset Entities, in each case, as of the Effective Time, will result in such holders (together with the holders of such Strive RSUs and Strive RSAs) then holding 94.2% of the Pro Forma Share Total (as defined in the Merger Agreement). The holders of shares of Existing Common Stock issued and outstanding as of immediately prior to the Effective Time will collectively own 5.8% of the Pro Forma Share Total (as defined in the Merger Agreement). Such percentages are subject to dilution for certain issuances of securities by Asset Entities, including in connection with the PIPE Financing. After giving effect to the PIPE Financing (assuming full exercise of the warrants issued in the PIPE Financing), holders of Strive Capital Stock are expected to own approximately 19.3% of the New Common Stock of New Strive. Since such holders are being issued New Class B Common Stock in the Merger, which is entitled to ten votes per share, such holders are expected to control approximately 70.6% of the voting power of New Common Stock immediately after the Closing.

Board of Directors and Management Following the Merger

Following completion of the Merger, the individuals expected to serve as directors and executive officers of New Strive are: Matthew Cole, who will serve as Chief Executive Officer and Chairman of the New Strive Board; Benjamin Pham, who will serve as Chief Financial Officer and a director of the New Strive Board; Brian Logan Beirne, who will serve as Chief Legal Officer and a director of the New Strive Board; Arshia Sarkhani, who will serve as Chief Marketing Officer and a director of the New Strive Board; and Avik Roy and Benjamin Werkman, each of whom will serve as a director of the New Strive Board.

Appraisal Rights Available to Stockholders

The Asset Entities stockholders are not entitled to dissenter’s rights or appraisal rights in connection with the consummation of the Merger, the Transactions or any of the Proposals.

Strive stockholders will be entitled to appraisal rights under Sections 1701.84 and 1701.85 of the ORC.

Nasdaq Listing

New Strive will apply to list its New Class A Common Stock on Nasdaq under the trading symbol “[*]”. The approval of such listing, including the shares of New Common Stock issued in the Merger, subject only to official notice of issuance, is a condition to the obligations of Asset Entities and Strive to complete the Merger under the Merger Agreement.

Other Agreements Related to the Transactions

For more information regarding the other agreements entered into in connection with the Transactions, please refer to the section titled “Other Agreements Related to the Transactions”.

Support Agreement

Concurrently with the execution of the Merger Agreement, on the Signing Date, Strive entered into the Support Agreement with the holder of Existing Class A Common Stock and a holder of Existing Class B Common Stock of Asset Entities (together, the “Voting Stockholders”).

The Voting Stockholders include (i) AEH, the sole holder of Existing Class A Common Stock, which is beneficially owned by certain members of the Asset Entities Board and management of Asset Entities and (ii) Arshia Sarkhani, the CEO of Asset Entities.

Until the Effective Time or the termination of the Merger Agreement, the Voting Stockholders agreed at any meeting of the Asset Entities stockholders, to, among other things, vote all of such Voting Stockholder’s shares of Existing Common Stock in favor of the Proposals.

Pre-Closing Reorganization

Prior to the Closing, Strive will use its reasonable best efforts to sell or otherwise dispose of or wind-down the Strive Wealth Business to certain officers and employees of such business for nominal value, which is a condition to the Closing of the Merger.

Shareholders Agreement

On the Closing Date, New Strive will enter into a shareholders agreement (the “Shareholders Agreement”) with certain significant shareholders of New Strive, pursuant to which such shareholders will have the ability to exercise substantial control over all corporate actions requiring stockholder approval, as described under “Other Agreements Related to the Transaction — Shareholders Agreement”.

Registration Rights Agreement

On the Closing Date, New Strive will enter into a registration rights agreement that will provide certain shareholders of New Strive with registration rights, as described under “Other Agreements Related to the Transaction — Registration Rights Agreement”.

Anticipated Accounting Treatment

The Merger will be accounted for as a business combination in accordance with GAAP. Under this method of accounting, Asset Entities will be treated as the “acquired” company for accounting purposes and the Merger will be treated consistent with Strive issuing stock for the net assets of Asset Entities. Because Strive will be treated as the accounting acquirer, Strive’s assets and liabilities will be recorded at their pre-combination carrying amounts.

Asset Entities’ assets and liabilities will be measured and recognized at their fair values as of the Closing Date, and combined with the assets, liabilities and results of operations of Strive after the consummation of the Merger.

Strive has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Strive’s existing stockholders will have the greatest voting interest in the combined entity following consummation of the Merger;

•        The largest individual stockholder of the combined entity is an existing stockholder of Strive;

•        Strive’s directors will represent the majority of the new board of directors of the combined entity following consummation of the Merger; and

•        Strive’s senior management will be the senior management of Strive following consummation of the Merger.

The preponderance of evidence as described above is indicative that Strive is the accounting acquirer in the Merger.

Financing Matters

On May 26, 2025, Strive and Asset Entities entered into Subscription Agreements with each of the PIPE Investors, pursuant to which the parties have agreed to conduct the PIPE Financing in connection with the Transactions, on the terms and subject to the conditions set forth in such Subscription Agreements and the Merger Agreement. The PIPE Financing is expected to close substantially concurrently with the Transactions, subject to the satisfaction of conditions precedent to Asset Entities and Strive’s obligations to consummate the Transactions being satisfied or waived and the Transactions being consummated, Asset Entities obtaining shareholder approval for Financing Securities Issuance Proposal as required by the applicable rules of Nasdaq, as well as the satisfaction of certain customary closing conditions. See “The Merger — Financing Matters”.

Comparison of Stockholder Rights

If the Merger is completed, and Asset Entities effects the Organizational Documents Amendments, holders of Existing Common Stock will become holders of New Common Stock, and their rights will be governed by New Strive’s organizational documents, including the A&R Articles of Incorporation and A&R Bylaws attached to this proxy statement/prospectus as Annex B and Annex C, respectively. For further information discussing the differences between the existing organizational documents and New Strive’s organizational documents, see the section titled “Comparison of Stockholder Rights”.

Risk Factors

You should carefully read this entire proxy statement/prospectus and carefully consider the factors discussed in “Risk Factors” in connection with your consideration of the Merger before deciding whether to vote for approval of the Merger Proposal. Below please find a summary of the principal risks related to the Merger, ownership of New Common Stock and the business of Asset Entities and New Strive, organized under relevant headings. These risks are discussed more fully in “Risk Factors”.

These risks include, but are not limited to, the following:

•        Failure to satisfy the conditions to the Closing on a timely basis or at all could cause delay and additional expense or prevent the Merger from occurring altogether.

•        Nasdaq may not list the New Class A Common Stock on its exchange, which could prevent consummation of the Merger.

•        Certain of Asset Entities’ directors, executive officers and major stockholders have interests in the Merger that are different from, and may potentially conflict with, Asset Entities’ interests and the interests of its unaffiliated stockholders.

•        Termination of the Merger could trigger payment of fees or expenses to Strive, as well as negatively impact the business, financial condition, results of operations or stock price of Asset Entities.

•        Strive is not a publicly traded company and does not have a long operating history, making it difficult to determine the fair market value of Strive or the Merger Consideration.

•        The Exchange Ratio is based on predetermined ownership percentages and is not adjusted before or at Closing to account for the performance of Asset Entities or Strive.

•        The Merger is subject to conditions, including conditions that may not be satisfied or waived on a timely basis or at all, and which if delayed or not satisfied may prevent, delay or jeopardize the Closing, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Merger.

•        There can be no assurance that Asset Entities will be able to obtain sufficient cash to pay the High Vote Waiver Payment in a timely manner or at all.

•        Stockholder litigation could prevent or delay the Closing or otherwise negatively impact each of Asset Entities’ and Strive’s businesses and operations.

•        Asset Entities and Strive will incur significant transaction costs in connection with the Merger.

•        The Merger Agreement contains provisions that limit Asset Entities’ ability and Strive’s ability to pursue alternatives to the Merger and could discourage a potential competing transaction counterparty from making a favorable alternative transaction proposal to Asset Entities or Strive.

•        Until the Closing or the termination of the Merger Agreement in accordance with its terms, Asset Entities and Strive are prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Asset Entities or Strive, as applicable, and their respective stockholders.

•        The Merger may distract Asset Entities’ and Strive’s respective management teams from their other responsibilities and the Merger Agreement may limit each of Asset Entities’ ability and Strive’s ability to pursue new opportunities.

•        The Merger, including uncertainty regarding the Merger, may cause third parties to delay or defer decisions concerning Asset Entities and Strive and could adversely affect Asset Entities’ and Strive’s ability to effectively manage their respective businesses.

•        Business uncertainties while the Merger is pending may negatively impact Asset Entities’ ability and Strive’s ability to attract and retain personnel.

•        The unaudited pro forma combined consolidated financial information in this proxy statement/prospectus are presented for illustrative purposes only and may not be reflective of New Strive’s operating results or financial condition following the Closing.

•        Asset Entities has not obtained, and does not expect to obtain, an updated opinion from Newbridge reflecting changes in circumstances that may have occurred since the signing of the Merger Agreement.

•        Because the Merger will result in an ownership change under Section 382 of the Code for Asset Entities, Asset Entities’ pre-merger net operating loss carryforwards and certain other tax attributes will be subject to limitations.

•        Strive has a limited operating history and recently announced its plan to launch a Bitcoin treasury strategy, making it difficult to evaluate Strive’s business and prospects and may increase the risks associated with any investment.

•        Strive has a history of operating losses as its business has grown. If Strive is unable to achieve greater revenues than its operating costs or reduce operating costs, Strive will continue to incur operating losses, which could result in the need to raise additional capital to support its operating business and negatively impact its operations, strategy and financial performance.

•        Bitcoin is a novel asset, and subject to significant legal, commercial, regulatory and technical uncertainty.

•        Strive’s proposed Bitcoin strategy will subject Strive to enhanced regulatory oversight.

•        Bitcoin is a highly volatile asset, and fluctuations in the price of Bitcoin are likely to influence Strive’s financial results and the market price of the combined company’s listed securities.

•        Bitcoin holdings and Bitcoin claims are less liquid than cash and cash equivalents and may not be able to serve as a source of liquidity to the same extent as cash and cash equivalents.

•        Insiders may have influence over us after the Merger and could limit your ability to influence the outcome of key transactions, including a change of control.

•        The A&R Articles of Incorporation will include a corporate opportunity waiver.

•        Some provisions of New Strive’s articles of incorporation and bylaws may deter third parties from acquiring New Strive.

•        We do not anticipate paying any cash dividends or other distributions in the foreseeable future.

•        Sales of substantial amounts of New Common Stock in the open market by significant shareholders of Strive could depress New Strive’s stock price.

•        Strive will incur increased costs as a result of operating as a public company, and Strive’s management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

•        A significant portion of New Strive’s total outstanding shares may be sold into the public market in the near future, which could cause the market price of New Strive’s common stock to drop significantly, even if New Strive’s business is doing well.

SUMMARY CONSOLIDATED FINANCIAL DATA OF ASSET ENTITIES

The following tables present summary historical consolidated financial data of Asset Entities. The summary historical consolidated financial data of Asset Entities as of December 31, 2024 and 2023, and for the years ended December 31, 2024 and 2023 have been derived from the audited consolidated financial statements of Asset Entities included elsewhere in this proxy statement/prospectus. The summary historical consolidated financial data of Asset Entities as of March 31, 2025, and for the three months ended March 31, 2025 and 2024 have been derived from the unaudited consolidated financial statements of Asset Entities included elsewhere in this proxy statement/prospectus.

The summary historical consolidated financial data is only a summary and should be read together with, and is qualified in its entirety by reference to, Asset Entities’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto, both of which are included elsewhere in this proxy statement/prospectus.

	Years Ended December 31,
Statements of Operations Data	2024	2023
Revenues	$633,489	$277,038
Contract labor	512,911	176,773
General and administrative expenses	3,021,547	2,183,155
Management compensation	3,503,059	2,848,307
Total operating expenses	7,037,517	5,208,235
Income (loss) from operations	(6,404,028)	(4,931,197)
Other income	10,096	—
Net income (loss)	$(6,393,932)	$(4,931,197)
	As of December 31,
Balance Sheet Data	2024	2023
Cash and cash equivalents	$2,660,624	$2,924,323
Total current assets	2,697,852	2,963,004
Total assets	3,217,466	3,075,829
Total current liabilities	430,895	153,541
Total liabilities	430,895	153,541
Total stockholder’s equity	2,786,571	2,922,288
Total liabilities and stockholder’s equity	$3,217,466	$3,075,829

SUMMARY CONSOLIDATED FINANCIAL DATA OF STRIVE

The following tables present summary historical consolidated financial data of Strive.

The summary financial data as of December 31, 2024 and 2023 and for the years then ended are derived from the audited consolidated financial statements of Strive contained elsewhere in this proxy statement/prospectus. Strive’s financial statements are prepared and presented in accordance with GAAP.

The summary historical consolidated financial data should be read in conjunction with the financial statements and related notes of Strive contained elsewhere in this proxy statement/prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Strive”.

	Years Ended December 31,
Statements of Operations Data	2024	2023
Investment advisory fees	$3,591,727	$2,310,589
Total revenues	3,650,106	2,449,739
Fund management and administration	4,866,902	3,665,477
Employee compensation and benefits	9,135,102	9,057,331
General and administrative expenses	11,248,243	7,016,302
Marketing and advertising	861,618	634,179
Total operating expenses	26,304,076	20,471,616
Operating loss	(22,653,970)	(18,021,877)
Other income	1,074,104	1,111,461
Net loss	$(21,579,866)	$(16,910,416)
	As of December 31,
Statement of Financial Condition Data	2024	2023
Cash and cash equivalents	$6,154,615	$2,086,142
Short-term investments	16,754,951	13,563,852
Total current assets	23,760,879	16,160,427
Total assets	28,197,541	20,194,064
Total current liabilities	3,338,705	1,515,636
Total liabilities	4,855,021	4,136,412
Total stockholder’s equity	23,342,520	16,057,652
Total liabilities and stockholder’s equity	$28,197,541	$20,194,064

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION FOR ASSET ENTITIES

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:    The Board of Directors and Stockholders of
ASSET ENTITIES INC.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of ASSET ENTITIES INC. (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as the Company’s auditor since January 19, 2022.

San Mateo, CA

March 31, 2025

ASSET ENTITIES INC.
Balance Sheets

	As of December 31, 2024	As of December 31, 2023
ASSETS
Current Assets
Cash	$2,660,624	$2,924,323
Prepaid expenses	37,228	38,681
Trading marketable securities	—	—
Total Current Assets	2,697,852	2,963,004

Non-Current Assets
Property and equipment, net	10,114	12,825
Intangible asset	509,500	100,000
Total Non-Current Assets	519,614	112,825
TOTAL ASSETS	$3,217,466	$3,075,829

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable and credit card liability	$430,526	$150,096
Contract liabilities	369	3,445
Total Current Liabilities	430,895	153,541
TOTAL LIABILITIES	430,895	153,541

Commitments and contingencies
Stockholders’ Equity
Preferred Stock; $0.0001 par value, 50,000,000 authorized Series A Convertible Preferred Stock; $0.0001 par value, $10,000 stated value, 660 designated 100 and 0 shares issued and outstanding, respectively	—	—
Common Stock; $0.0001 par value, 40,000,000 authorized Class A Common Stock; $0.0001 par value, 2,000,000 authorized 1,000,000 and 1,677,056 shares issued and outstanding, respectively	100	168
Class B Common Stock; $0.0001 par value, 38,000,000 authorized 9,060,965 and 1,207,827 shares issued, respectively	906	121
Additional paid in capital	14,791,922	8,657,190
Treasury Stock, at cost: Class B Common Stock - 250,000 shares	—	(176,876)
Subscription receivable	—	—
Accumulated deficit	(12,006,357)	(5,558,315)
TOTAL STOCKHOLDERS’ EQUITY	2,786,571	2,922,288
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,217,466	$3,075,829

The accompanying notes are an integral part of these financial statements.

ASSET ENTITIES INC.
Statements of Operations

	Year ended December 31,
	2024	2023
Revenue	$633,489	$277,038

Operating expenses
Contract labor	512,911	176,773
General and administrative	3,021,547	2,183,155
Management compensation	3,503,059	2,848,307
Total operating expenses	7,037,517	5,208,235

Loss from operations	(6,404,028)	(4,931,197)
Other income
Interest income	10,096	—
Total other income	10,096	—

Income before income tax credit	(6,393,932)	(4,931,197)
Income taxes credit from prior period
Net loss	$(6,393,932)	$(4,931,197)

Dividend on Series A Preferred Stock	(54,110)	—
Net loss attributable to common stockholders	$(6,448,042)	$(4,931,197)

Loss per share of common stock – basic and diluted	$(1.70)	$(1.85)
Weighted average number of shares of common stock outstanding – basic and diluted	3,788,525	2,663,477

The accompanying notes are an integral part of these financial statements.

ASSET ENTITIES INC.
Statement of Stockholders’ Equity
For the years ended December 31, 2024 and 2023

	Series A Convertible Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Subscription Receivable	Treasury Stock	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – December 31, 2022	—	$—	1,677,056	$168	472,945	$48	$780,685	$—	$—	$(627,118)	$153,783

Class B Common stock issued	—	—	—	—	352,682	35	6,580,612	—	—	—	6,580,647
Class B Common stock issued for restricted stock awards	—	—	—	—	382,200	38	1,295,893	—	—	—	1,295,931
Repurchase of Class B Common stock	—	—	—	—	—	—		—	(176,876)	—	(176,876)
Net loss	—	—	—	—	—	—	—	—	—	(4,931,197)	(4,931,197)
Balance – December 31, 2023	—	$—	1,677,056	$168	1,207,827	$121	$8,657,190	$—	$(176,876)	$(5,558,315)	$2,922,288

Series A Convertible Preferred stock issued	330	—	—	—	—	—	2,647,500	—	—	—	2,647,500
Conversion from Series A Convertible Preferred stock to Class B common stock	(230)	—	—	—	4,293,312	429	53,681	—	—	—	54,110
Conversion from Class A to Class B common stock	—	—	(677,056)	(68)	677,056	68	—	—	—	—	—
Class B common stock for cash	—	—	—	—	2,718,475	271	2,388,587	—	—	—	2,388,858
Class B Common stock issued for restricted stock awards	—	—	—	—	168,354	17	1,212,340	—	—	—	1,212,357
Class B Common stock issued for purchase of intangible asset	—	—	—	—	5,000	1	9,499				9,500
Cancellation of Class B common stock and Treasury stock	—	—	—	—	(80,067)	(8)	(176,868)	—	176,876	—	—
Reverse stock split adjustment	—	—	—	—	71,008	7	(7)	—	—	—	—
Dividend declared – Series A Convertible Preferred stock	—	—	—	—	—	—	—	—	—	(54,110)	(54,110)
Net loss	—	—	—	—	—	—	—	—	—	(6,393,932)	(6,393,932)
Balance – December 31, 2024	100	$—	1,000,000	$100	9,060,965	$906	$14,791,922	$—	$—	$(12,006,357)	$2,786,571

The accompanying notes are an integral part of these financial statements.

ASSET ENTITIES INC.
Statements of Cash Flows

	Year ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,393,932)	$(4,931,197)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	1,212,357	1,295,931
Depreciation and amortization	2,711	734
Changes in operating assets and liabilities:
Prepaid expenses	1,453	(38,681)
Accounts payable and accrued expenses	280,430	(133,207)
Contract liabilities	(3,076)	(1,203)
Net cash used in operating activities	(4,900,057)	(3,807,623)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	—	(13,559)
Purchase of intangible asset	(400,000)	(100,000)
Net cash used in investing activities	(400,000)	(113,559)

CASH FLOWS FROM FINANCING ACTIVITIES
Series A Convertible Preferred stock issued	2,647,500	—
Proceeds from Class B common stock issued, net	2,388,858	6,885,204
Reacquisition of shares	—	(176,876)
Net cash provided by financing activities	5,036,358	6,708,328

Net change in cash	(263,699)	2,787,146
Cash at beginning of period	2,924,323	137,177
Cash at end of period	$2,660,624	$2,924,323

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$—
Cash paid for interest	$—	$—

NON CASH INVESTING AND FINANCING ACTIVITIES
Conversion from Class A to Class B common stock	$68	$—
Conversion from Series A Convertible Preferred stock to Class B common stock	$54,110
Class B Common stock issued for purchase of intangible asset	$9,500	$—
Cancellation of Class B common stock	$176,876	$—
Reverse stock split adjustment	$7	$—

The accompanying notes are an integral part of these financial statements.

ASSET ENTITIES INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2024 and 2023

Note 1. Organization, Description of Business and Liquidity

Organization

Asset Entities Inc. (“Asset Entities”, “we”, “us” or the “Company”), began operations as a general partnership in August 2020 and formed Assets Entities Limited Liability Company in the state of California on October 20, 2020. The financial statements reflect the operations of the Company from inception of the general partnership. On March 15, 2022, the Company filed Articles of Merger to register and incorporate with the state of Nevada and changed the company name to Asset Entities Inc.

Reverse Stock Split

On June 27, 2024, the Company filed a Certificate of Change pursuant to Section 78.209 of the Nevada Revised Statutes with the Secretary of State of the State of Nevada authorizing a 1-for-5 reverse stock split of the Company’s issued and outstanding shares of Class A Common Stock, $0.0001 par value per share, and Class B Common Stock, $0.0001 par value per share. The reverse stock split became effective on July 1, 2024.

Prior to the reverse stock split, the Company was authorized to issue 200,000,000 shares of common stock, consisting of 10,000,000 shares of Class A Common Stock and 190,000,000 shares of Class B Common Stock. As a result of the reverse stock split, the Company will be authorized to 40,000,000 shares of common stock, consisting of 2,000,000 shares of Class A Common Stock and 38,000,000 shares of Class B Common Stock.

All share and per share information in these financial statements retroactively reflect this reverse stock split.

Description of Business

Asset Entities is an Internet company providing social media marketing, content delivery, and development and design services across Discord, TikTok, and other social media platforms. Based on the rapid growth of our Discord servers and social media following, we have developed three categories of services. First, we provide subscription upgrades to premium content on our investment education and entertainment servers on Discord. Second, we codevelop and execute influencer social media and marketing campaigns for clients. Third, we design, develop and manage Discord servers for clients under our “AE.360.DDM” brand. Our AE.360.DDM service was released in December 2021. All of these services — our Discord investment education and entertainment, social media and marketing, and AE.360.DDM services — are therefore based on our effective use of Discord in combination with ongoing social media outreach on TikTok, Facebook, Twitter, Instagram, and YouTube.

Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company has an accumulated deficit of $12,006,357 at December 31, 2024 and a net loss of $6,393,932, during the year ended December 31, 2024.

The Company has received confirmation from Ionic Ventures, LLC that it will invest up to $3 million in the Company’s Series A Convertible Preferred Stock upon request by the Company, and the Company’s Certificate of Designation of Series A Convertible Preferred Stock allows for an additional 330 preferred shares of Series A Convertible Preferred Stock to be sold.

With the additional revenue from the purchase of the TommyBoyTV, LLC server in June 2024, gross revenue is projected to increase to over $1.2 million in 2025.

Based on the Company’s existing cash resources, management believes that the Company will have sufficient funds to carry out the Company’s planned operations for at least the next 12 months from the issuance date of the accompanying financial statements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and related disclosures have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and are presented in US dollars. The Company uses the accrual basis of accounting and has adopted a December 31 fiscal year end.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents. The Company had no cash equivalents at December 31, 2024 and 2023.

Periodically, the Company may carry cash balances at financial institutions more than the federally insured limit of $250,000 per institution. The amount in excess of the FDIC insurance as of December 31, 2024, was approximately $1.9 million. The Company has not experienced losses on account balances and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Deferred Offering Costs

As of December 31, 2022, deferred offering costs represent legal fees for preparation of any securities purchase agreements or current registration statement. The Company recorded these fees as a current asset that netted against gross proceeds received from any offering or placements. In February 2023, the Company issued common stock as initial public offering and netted offering cost as additional paid in capital. As of December 31, 2024, there is no more deferred offering costs.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis.

Category	Useful life (years)
Building	39
Machinery and Equipment	5 – 10
Office Equipment and Fixtures	5
Vehicle	8

The Company did not have any Building, Machinery and Equipment, and Vehicle as of December 31, 2024.

Maintenance and repairs are charged to expense as incurred. Improvements of a major nature are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income.

The long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Intangible Assets

Intangible assets acquired are recorded at fair value. We test our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. We test our indefinite-lived intangible assets for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If the carrying value exceeds the fair value, we recognize an impairment in an amount equal to the excess, not to exceed the carrying value. Management uses considerable judgment to determine key assumptions, including projected revenue, royalty rates and appropriate discount rates. During the year ended December 31, 2024 and 2023, there were no intangible asset impairment charges.

Finite-lived intangible assets are amortized using the straight-line method over their estimated useful lives, which ranges from 5 to 15 years. Our finite-lived intangible assets include acquired franchise agreements, acquired customer relationships, acquired customer lists, and internally developed software. Our indefinite-lived intangible assets include acquired domain names, trade names, and purchased software.

Intangible assets internally developed are measured at cost. We capitalize costs to develop or purchase computer software for internal use which are incurred during the application development stage. These costs include fees paid to third parties for development services and payroll costs for employees’ time spent developing the software. We expense costs incurred during the preliminary project stage and the post-implementation stage. Capitalized development costs are amortized on a straight-line basis over the estimated useful life of the software. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

Impairment of Long-lived Assets Other Than Goodwill

Long-lived assets with finite lives, primarily property and equipment, intangible assets, and operating lease right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

Fair Value Measurements

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value. The three tiers are defined as follows:

•        Level 1 — Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

•        Level 2 — Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

•        Level 3 — Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The Company’s financial instruments, including cash, accounts receivable, prepaid expense, deferred offering costs and contract liabilities, other current liabilities are carried at historical cost. At December 31, 2024 and 2023, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses were $944,635 and $436,066 for the year ended December 31, 2024 and 2023, respectively, and have been included as part of general and administrative expenses.

Research and Development

Research and development costs are charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved as defined under the applicable agreement.

The Company incurred research and development expenses of $423,299 and $18,935 for the year ended December 31, 2024 and 2023, respectively, and have been included as part of contract labor.

Stock based compensation

Service-Based Awards

The Company records stock-based compensation for awards granted to employees, non-employees, and to members of the Board for their services on the Board based on the grant date fair value of awards issued, and the expense is recorded on a straight-line basis over the requisite service period, which is generally one to three years.

For restricted stock awards (“RSAs”) issued under the Company’s stock-based compensation plans, the fair value of each grant is calculated based on the Company’s stock price on the date of grant.

Share Repurchase

Share repurchases are open market purchases. Share repurchases are generally recorded on the settlement date, as treasury stock. When shares are cancelled, the value of repurchased shares is deducted from stockholders’ equity through common stock with the excess over par value recorded to accumulated deficit.

Revenue Recognition

The Company recognizes revenue utilizing the following steps: (i) Identify the contract, or contracts, with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; (v) Recognize revenue when the Company satisfies a performance obligation.

Subscriptions

Subscription revenue is related to a single performance obligation that is recognized over time when earned. Subscriptions are paid in advance and can be purchased on a monthly, quarterly, or annual basis. Any quarterly or annual subscription revenue is recognized as a contract liability recorded over the contracted service period.

Marketing

Revenue related to marketing campaign contracts with customers are normally of a short duration, typically less than two (2) weeks.

AE.360.DDM Contracts

Revenue related to AE.360.DDM contracts with customers are normally of a short duration, typically less than one (1) week.

Contract Liabilities

Contract liabilities consist of quarterly and annual subscription revenue that have not been recognized. Revenue under these agreements is recognized over the related service period. As of December 31, 2024 and 2023, total contract liabilities were $369 and $3,445 respectively. Contract liabilities are expected to be recognized as revenue over a period not to exceed twelve (12) months.

Changes in contract liabilities for the year ended December 31, 2024 are as follows:

	2024	2023
Balance, January 1	$3,445	$4,648
Deferral of revenue	—	—
Recognition of revenue	(3,076)	(1,203)
Balance, December 31	$369	$3,445

Earnings Per Share of Common Stock

The Company has adopted ASC Topic 260, “Earnings per Share” which requires presentation of basic earnings per share on the face of the statements of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common stock issuable through contingent share arrangements, stock options and warrants unless the result would be antidilutive. The Company would account for the potential dilution from convertible securities using the as-if converted method. The Company accounts for warrants and options using the treasury stock method.

As of December 31, 2024, warrants representing 105,490 shares of common stock equivalents were excluded from the computation from diluted net loss per share as the result was anti-dilutive.

Income Taxes

As described in more detail in note 1, the business now conducted by the Company was operated as a partnership from August 1, 2020 until October 19, 2020, when it was reorganized as a limited liability company, or LLC, and that LLC was merged into the Company on March 28, 2022. Prior to that date, the partnership and the subsequent LLC were not subject to federal income tax and all income, deductions, gains and losses were attributed to the partners or members.

The Company adopted FASB ASC 740, Income Taxes, at its inception. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No deferred tax assets or liabilities were recognized as of December 31, 2024 or December 31, 2023.

Related Parties

The Company follows ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions and balances. There were no related party transactions except management fees. During the years ended December 31, 2024 and 2023, the Company paid management fees to their controlling members totaling $3,297,906 and $2,848,307, respectively.

Commitments and Contingencies

The Company follows ASC 450-20, “Loss Contingencies”, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. As of December 31, 2024 and 2023, the Company did not have any commitments and contingencies.

Segment Reporting

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. The CODM uses operating margin and net income to assess financial performance and allocate resources. These financial metrics are used by the CODM to make key operating decisions, such as the determination of the rate at which the Company seeks to grow operating margin, the allocation of budget between operating expenses and the management and forecasting of cash to ensure enough capital is available. Accordingly, we determined we operate in a single reporting segment.

Our CEO assesses performance and decides how to allocate resources primarily based on consolidated net income, which is reported on our Consolidated Statements of Operations. Total assets on the Consolidated Balance Sheets represent our segment assets.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03 final standard on Income Statement: Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. This guidance will be effective for us on January 1, 2027.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

Recently adopted accounting standards

In November 2023, the FASB issued ASU 2023-07, which improves reportable segment disclosure requirements. Primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-07 on January 1, 2024. The amendments will be applied retrospectively to all prior periods presented in the accompanying financial statements. The adoption of ASU 2023-07 has not had a material effect on the Company’s statements and disclosures.

Note 3. Property and Equipment

Property and equipment consisted of the following:

	December 31, 2024	December 31, 2023
Office equipment	$13,559	$13,559
Accumulated depreciation	(3,445)	(734)
	$10,114	$12,825

During the year ended December 31, 2024 and 2023, the Company recorded depreciation of $2,711 and $734, respectively.

Note 4. Intangible Assets

Intangible assets consist of the following:

	December 31, 2024	December 31, 2023

Purchased software	$100,000	$100,000
Discord server	249,500	—
Right of literary work entitled	160,000	—
Less: Impairment	—	—
	$509,500	$100,000

On November 10, 2023, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”). Under the Asset Purchase Agreement, the Company agreed to purchase all of the right, title, and interest in and to substantially all of the assets and properties and used in connection with their business of Discord development, social media, online community management, marketing, and business-to-business software-as-a-service that offers sales, service, marketing, and analytics for the payment of $100,000 in cash (“Purchase software”). The Company determined the asset has indefinite useful lived.

On June 21, 2024, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”). Under the Asset Purchase Agreement, the Company agreed to purchase all of the right, title, and interest in and to substantially all of the assets and properties owned by the Seller and used in connection with its business of Discord development, social media, online community management, marketing, and analytics for the payment of $200,000 in cash and the issuance of 25,000 shares of Class B Common Stock valued at $9,500 (“Discord server”). The Company determined the asset has indefinite useful lived.

On November 15, 2024, the Company entered into a asset purchase agreement. Under this agreement, the Company agreed to purchase all of the right, title, and interest in and to the assets, properties and rights owned by the Seller and used in connection with its business of Discord development, social media, online community management, marketing, and analytics for the payment of $40,000 in cash (“Discord server”). The Company determined the asset has indefinite useful lived.

On November 25, 2024, the Company entered into a Purchase Agreement (the “Agreement”) with Jeff Blue (“Owner”) regarding the literary work entitled “One Step Closer: From Xero to #1: Becoming Linkin Park” (the “Work”). Under the terms of the Agreement, the Company has acquired a 50% ownership interest in the film, TV, streaming, and other media adaptation rights to the Work. The Agreement stipulates several conditions precedent, including approval of the chain-of-title to the Work by the Company, and receipt of necessary tax forms and other documents for payment processing. In consideration of the rights granted, the Company paid $160,000 (“Right of literary work entitled”). The Company determined the asset has indefinite useful lived.

Note 5. Stockholders’ Equity

Authorized Capital Stock

On June 27, 2024, the Company filed a Certificate of Change pursuant to Section 78.209 of the Nevada Revised Statutes with the Secretary of State of the State of Nevada authorizing a 1-for-5 reverse stock split of the Company’s issued and outstanding shares of class A common stock and class B common stock. As a result of the Reverse Stock Split, the Company will be authorized to issue 40,000,000 shares of common stock, consisting of 2,000,000 shares of Class A Common Stock and 38,000,000 shares of Class B Common Stock.

Preferred Stock

The Company shall have the authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Company.

Series A Convertible Preferred Stock

On May 24, 2024, the Company filed a Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Nevada designating 660 shares of the Company’s Preferred Stock, $0.0001 par value per share, as “Series A Convertible Preferred Stock,” and setting forth the voting and other powers, preferences and relative, participating, optional or other rights of the Series A Preferred Stock. Each share of Series A Preferred Stock has an initial stated value (“Stated Value”) of $10,000 per share.

The Series A Preferred Stock, with respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, ranks senior to all capital stock of the Company unless the holders of the majority of the outstanding shares of Series A Preferred Stock consent to the creation of other capital stock of the Company that is senior or equal in rank to the Series A Preferred Stock.

Holders of Series A Preferred Stock will be entitled to receive cumulative dividends, in shares of Class B Common Stock or cash on the Stated Value at an annual rate of 6% (which will increase to 12% if a Triggering Event (as defined in the Certificate of Designation) occurs. Dividends will be payable upon conversion of the Series A Preferred Stock or upon any redemption.

Holders of Series A Preferred Stock will be entitled to convert shares of Series A Preferred Stock into a number of shares of Class B Common Stock determined by dividing the Stated Value (plus any accrued but unpaid dividends and other amounts due, unless paid by the Company in cash) by the conversion price of the Series A Preferred Stock (the “Conversion Price”). The initial Conversion Price is $0.75, subject to adjustment including adjustments due to full-ratchet anti-dilution provisions. Holders may elect to convert shares of Series A Preferred Stock to Class B Common Stock at an alternate Conversion Price equal to 85% (or 70% if the Company’s Class B Common Stock is suspended from trading on or delisted from a principal trading market or upon occurrence of a Triggering Event) of the average lowest daily volume weighed average price of the Class B Common Stock during the Alternate Conversion Measuring Period (as defined in the Certificate of Designation).

On September 4, 2024, the Company, filed an amendment (the “Second Amended Designation”) to the Certificate of Designation of Series A Convertible Preferred Stock of the Company (as amended, the “Certificate of Designation”), which amended the original Certificate of Designation, as amended by the Certificate of Amendment to Designation of Series A Convertible Preferred Stock of Asset Entities Inc. filed with the Secretary of State of the State of Nevada on June 14, 2024, by providing that amendments may be made to the beneficial ownership limitation provisions of the Certificate of Designation. The Second Amended Designation became effective immediately upon filing.

Immediately after the filing of the Second Amended Designation, the Company filed an amendment (the “Third Amended Designation”) to the Certificate of Designation to amend the conversion and beneficial ownership limitation provisions of the Certificate of Designation. The conversion provisions were amended to provide that a holder of Series A Convertible Preferred Stock, $0.0001 par value per share (the “Series A Preferred Stock”), is not prohibited from delivering a Conversion Notice (as defined by the Certificate of Designation) while another Conversion Notice remains outstanding. The beneficial ownership provisions were amended to provide that any conversion of shares of Series A Preferred Stock that would result in the holder beneficially owning in excess of 4.99% of the shares of Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”), will not be effected, and the shares of Class B Common Stock that would cause such excess will be held in abeyance and not issued to the holder until the date the Company is notified by the holder that its ownership is less than 4.99%, at the applicable Conversion Price (as defined by the Certificate of Designation), and subject to the holder’s compliance with other applicable procedural requirements for conversion. The Third Amended Designation became effective immediately upon filing.

Securities Purchase Agreement

Series A Convertible Preferred Stock

On May 24, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an investor (the “Investor”) for the issuance and sale of up to 330 shares of the Company’s newly designated Series A Convertible Preferred Stock, $0.0001 par value per share (“Series A Preferred Stock”), for maximum gross proceeds of $3,000,000. Pursuant to the Purchase Agreement, the Company is required to issue and sell 165 shares of Series A Preferred Stock at each of two closings subject to the satisfaction of the terms and conditions for each closing. The first closing (the “First Closing”) occurred on May 24, 2024 for the issuance and sale of 165 shares of Series A

Preferred Stock for gross proceeds of $1,500,000. The second closing (the “Second Closing”), for the issuance and sale of 165 shares of Series A Preferred Stock for gross proceeds of $1,500,000, will occur on the first business day on which the conditions specified in the Purchase Agreement for the Second Closing are satisfied or waived, including the filing and effectiveness of the Registration Statement and the effectiveness of the Stockholder Consent. In addition, the Company issued a warrant to Boustead for the purchase of 30,800 shares of Class B Common Stock with an exercise price of $3.75 per share. The warrant is exercisable for a period of five years and contains cashless exercise provisions. The Company received $1,345,000, net of offering cost of $155,000.

The Second Closing, for the issuance and sale of 165 shares of Series A Preferred Stock for gross proceeds of $1,500,000, occurred on July 29, 2024, which was the first business day on which the conditions specified in the Purchase Agreement for the Second Closing were satisfied or waived. The Company received $1,302,500, net of offering cost of $197,500.

On the date of the Second Closing, the Company was required to issue a warrant to Boustead Securities, LLC for the purchase of 30,800 shares of Class B Common Stock, equal to 7% of the number of shares of Class B Common Stock that may be issued upon conversion of the shares of Series A Preferred Stock sold at the Second Closing at the initial Conversion Price of $3.75 per share, subject to the Exchange Limitation before the effectiveness of the Stockholder Approval (the “Fourth Tail Warrant”). The Fourth Tail Warrant has an exercise price of $3.75 per share.

On July 30, 2024, Boustead’s rights to the Fourth Tail Warrant were assigned to an assignee. The Fourth Tail Warrant was consequently cancelled and a new warrant was issued to the assignee as of July 29, 2024.

During the year ended December 31, 2024, the Company issued 330 shares of Series A Convertible Preferred Stock for $2,647,500, net of discount.

During the year ended December 31, 2024, 230 shares of Series A Convertible Preferred Stock valued at $2,354,110 including dividend of $54,110 converted into 4,293,312 shares of Class B Stock.

The Company had 100 shares of Series A Convertible Preferred Stock issued and outstanding as of December 31, 2024.

Waiver of agreement

On September 20, 2024, the Company entered into a Waiver and Consent, dated as of September 20, 2024 (the “Ionic ATM Waiver”), between the Company and Ionic Ventures, LLC (“Ionic”), the sole holder of the Company’s Series A Convertible Preferred Stock, $0.0001 par value per share (“Series A Preferred Stock”). Pursuant to the Waiver and Consent, Ionic waived any prohibition, restriction or adverse adjustment that would otherwise apply to any action of the Company relating to an “at the market offering” (as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”)), of equity securities of up to $5 million (“Waived ATM”) under the Securities Purchase Agreement, dated as of May 24, 2024, between the Company and Ionic. Pursuant to the Ionic ATM Waiver, regardless of the terms and conditions of the Ionic Purchase Agreement and the Series A Certificate of Designation, the Company may at any time enter into any agreement relating to a Waived ATM, the filing of a prospectus supplement to a prospectus contained in an effective registration statement that was filed under the Securities Act relating to a Waived ATM, the announcement of a Waived ATM, the issuance, offer, sale, or grant of any shares of the Company’s Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”), relating to a Waived ATM, or the issuance, offer, sale, or grant of any securities in connection with either the provision of goods or services or settlement of any obligations that may otherwise arise with respect to a Waived ATM. In addition, pursuant to the Ionic ATM Waiver, Ionic waived any adjustment to the applicable Conversion Price (as defined in the Series A Certificate of Designation), which partly determines the number of shares of Class B Common Stock issuable upon conversion of a share of Series A Preferred Stock, that would otherwise occur as a result of any Waived ATM under the terms of the Series A Certificate of Designation.

On September 26, 2024, the Company entered into a Limited Waiver and Consent, dated as of September 26, 2024 (the “Boustead ATM Waiver”), between the Company and Boustead Securities, LLC. Pursuant to the Boustead ATM Waiver, Boustead waived any condition on, restriction on, compensation rights, or rights of first refusal that would be applicable under the letter agreement, dated November 29, 2021, between the Company and Boustead (the “Boustead Engagement Letter”) and the Underwriting Agreement, dated as of February 2, 2023, between the Company and Boustead (as representative of the underwriters named therein) in relation to an “at the market offering” (as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”)) of equity securities of up to $5 million (a “Boustead Waived ATM”). Pursuant to the Boustead ATM Waiver, the Company may at any time enter into any agreement relating to a Boustead Waived ATM, the filing of a prospectus supplement to a prospectus contained in an effective registration statement that was filed under the Securities Act relating to a Boustead Waived ATM, the announcement of a Boustead Waived ATM, the issuance, offer, sale, or grant of any shares of the Class B Common Stock relating to a Boustead Waived ATM, or the issuance, offer, sale, or grant of any securities in connection with either the provision of goods or services or settlement of any obligations that may otherwise arise with respect to a Boustead Waived ATM. As consideration, the Boustead ATM Waiver provides that the Company will promptly pay Boustead 3.0% of the gross sales price of all shares of Class B Common Stock sold in connection with any Boustead Waived ATM until the end of the applicability of the provisions of the right of first refusal provisions of the Boustead Engagement Letter.

Class A Common Stock

Each share of Class A Common Stock entitles the holder to ten (10) votes, in person or proxy, on any matter on which an action of the stockholders of the Company is sought and is convertible by the holder into one (1) share of Class B Common Stock.

As part of a share conversion in March 2022, the Company converted the 97.56% membership interest to 1,951,200 shares of Class A Common Stock of the Company. The Company has reflected this conversion for all periods presented.

The Company had 1,000,000 and 1,506,406 shares of Class A Common Stock issued and outstanding as of December 31, 2024 and 2023, respectively.

Class B Common Stock

Each share of Class B Common Stock entitles the holder to one (1) vote, in person or proxy, on any matter on which an action of the stockholders of the Company is sought.

The Company had 9,060,965 and 1,207,827 shares of Class B Common Stock issued as of December 31, 2024 and 2023, respectively.

Fiscal year 2024

During the year ended December 31, 2024, the Company issued and cancelled Class B common stock as follows:

•        677,056 shares of Class A common stock were converted into 677,056 shares of Class B common stock

•        124,318 shares of Class B common stock for cash of $194,434 net (Triton Purchase agreement)

•        2,594,157 shares of Class B common stock for cash of $2,194,418 net (ATM Alternative Deal)

•        168,354 shares of Class B common stock for restricted stock awards valued at $161,753

•        5,000 shares of Class B common stock for purchase of intangible asset valued at $9,500

•        4,293,312 shares of Class B common stock for conversion of Series A Convertible Preferred stock. 891,304 shares were not yet issued at December 31, 2024

•        30,067 shares of Class B common stock for cancellation

•        50,000 treasury shares of Class B common stock for cancellation

•        71,008 shares of Class B common stock for reverse stock split adjustment

Fiscal year 2023

During the year ended December 31, 2023, the Company issued Class B common stock as follows:

•        300,000 shares of Class B common stock issued for cash at $7,500,000 in the offering, and after deducting $884,880 of underwriting discounts and commissions, the non-accountable expense allowance, and other expenses from the offering, the Company received net proceeds of $6,615,120.

•        52,682 shares of Class B common stock for cash of $40,154 net of $30,687 in offering costs (Triton Purchase agreement)

•        382,200 shares of Class B restricted stock awards under the 2022 Equity Incentive Plan (“2022 Plan”) to directors and executive officers, valued at $3,779,230.

Treasury stock

During the year ended December 31, 2023, the Company repurchase 50,000 shares of Class B Common stock at $176,876 and recorded as treasury stock as of December 31, 2023. During 2024, all the treasury stock was cancelled.

Triton Purchase Agreement

On June 30, 2023, the Company, entered into a Closing Agreement (the “Closing Agreement”) with Triton. Under the Closing Agreement, the Company agreed to sell to Triton shares of class B common stock, $0.0001 par value per share, of the Company (the “Class B Common Stock”), having a total value, as determined under the Closing Agreement, of $1,000,000.

On August 1, 2023, the Company and Triton entered into an Amended and Restated Closing Agreement (the “Amended and Restated Closing Agreement”). Subject to the terms of the Amended and Restated Closing Agreement, the Company may deliver a closing notice (the “Closing Notice”) and issue certain securities to Triton at any time on or before April 30, 2024, pursuant to which Triton will be obligated to purchase such securities of the Company with an aggregate value of $1,000,000 in the following manner. Upon delivery of the Closing Notice, Triton must purchase newly-issued shares of Class B Common Stock of the Company (the “Triton Shares”) in an amount equal to up to 9.99% of the outstanding shares of Class B Common Stock following such purchase, plus pre-funded warrants (the “Triton Pre-Funded Warrants” and together with the Triton Shares, the “Triton Securities”) that may be exercised to purchase an amount of newly-issued shares of Class B Common Stock (the “Triton Warrant Shares”), such that the aggregate price of the Triton Shares and the Triton Pre-Funded Warrants together with the exercise price to be paid upon full exercise of the Triton Pre-Funded Warrants will equal a total gross purchase price of $1,000,000. Upon the Company’s election to deliver the Closing Notice, the price of each of the Triton Shares will be set at 85% of the lowest daily volume-weighted average price of the Class B Common Stock during the five (5) business days before and five business days after the date of the Closing Notice.

On March 27, 2024, the Company delivered a Closing Notice to Triton (the “Second Closing Notice”) for the purchase of 124,318 shares of the Company’s Class B Common Stock to Triton Funds LP, a Delaware limited partnership (“Triton”). The price of the shares was required to be 85% of the lowest daily volume-weighted average price of the Class B Common Stock during the five business days prior to the closing of the purchase of the shares (the “Triton Closing”), and the Triton Closing was required to occur within five business days after the date that the Triton Shares were received by Triton, in accordance with the Amended and Restated Closing Agreement, dated as of August 1, 2023, between the Company and Triton, as amended by the Amendment to Amended and Restated Closing Agreement, dated as of September 27, 2023, between the Company and Triton, the Second Amendment to Amended and Restated Closing Agreement, dated as of December 30, 2023, between the Company and Triton, and the Third Amendment to Amended and Restated Closing Agreement, dated as of March 29, 2024, between the Company and Triton (as amended, the “Amended and Restated Closing Agreement”). On April 10, 2024, the date of the Triton Closing, the price of the Triton Shares was determined to be $1.70 per share based on the lowest daily volume-weighted average price of the Class B Common Stock during the five business days prior to the Triton Closing.

In connection with the Triton Closing, pursuant to the Boustead Engagement Letter and the Underwriting Agreement, the Company paid Boustead, as placement agent compensation, a total of $16,907, equal to 7% of the aggregate purchase price and a non-accountable expense allowance equal to 1% of the aggregate purchase price for the Triton Shares. In addition, the Company issued a warrant to Boustead for the purchase of 8,702 shares of Class B Common Stock, equal to 7% of the number of the Triton Shares, with an exercise price of $1.70 per share, equal to the purchase price per share of the Triton Shares (the “Tail Warrant”). The Tail Warrant is exercisable for a period of five years and contains cashless exercise provisions.

Sales agreement of Class B Common Stock

On September 27, 2024, the Company entered into a Sales Agreement between the Company and A.G.P./Alliance Global Partners (the “Sales Agent”). Pursuant to the prospectus supplement and accompanying base prospectus relating to the offering of the Shares (as defined below), and under terms of the Sales Agreement and the prospectus supplement and the accompanying base prospectus, filed on September 27, 2024, the Company may, from time to time, in transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), issue and sell through or to the Sales Agent, up to a maximum aggregate amount of $1,791,704 of shares of the Company’s Class B Common Stock, $0.0001 par value per share (the “Shares”).

The Company will pay the Sales Agent a cash commission of 3.0% of the gross sales price of the Shares sold by the Sales Agent pursuant to the Sales Agreement. Pursuant to the terms of the Sales Agreement, the Company also agreed to reimburse the Sales Agent for reasonable fees and expenses, not to exceed $60,000 (including but not limited to the reasonable and documented fees and disbursements of its legal counsel), and additional amounts for annual maintenance of the Sales Agreement (including but not limited to the reasonable and documented fees and disbursements of its legal counsel) on a quarterly basis, not to exceed $5,000 per quarter.

2022 Equity Incentive Plan

The maximum number of shares of Class B Common Stock that may be issued pursuant to awards granted under the 2022 Plan is 550,000 shares. Awards that may be granted include: (a) Incentive Stock Options, or ISO (b) Non-statutory Stock Options, (c) Stock Appreciation Rights, (d) Restricted Stock, the Restricted Stock Units, or RSUs, (f) Stock granted as a bonus or in lieu of another award, and (g) Performance Awards. These awards offer us and our shareholders the possibility of future value, depending on the long-term price appreciation of our Class B Common Stock and the award holder’s continuing service with us.

The RSA shares to directors vest quarterly for one year from the date of grantee’s appointment as a director. The RSA shares to officers vest annually over three years from the grant date. RSA shares are measured at fair market value on the date of grant and stock-based compensation expense is recognized as the shares vest with a corresponding offset credited to additional paid-in-capital. For the year December 31, 2024 and 2023, the Company recorded stock-based compensation expense of $1,212,357 and $1,295,931, respectively. As of December 31, 2024 and 2023, 317,420 and 39,200 RSA shares have vested, respectively.

As of December 31, 2024 and 2023, there was $1,067,382 and $2,483,299 of unrecognized stock-based compensation expense related to unvested RSUs, which is expected to be recognized over a weighted-average period of 1.13 and 2.09 years, respectively.

Warrant

In June and October 2022, the Company issued a total of 10,500 warrants to purchase Class B Common stock for a success fee of private placements of shares of Class B common stock. The exercise price of warrants is $31.25 and expiration date is the date that is five years from the issuance date of each warrant. The Company accounted for these warrants as equity-classified instruments.

On February 7, 2023, the Company issued 21,000 warrants to purchase Class B Common stock Company’s Class B Common Stock which is equal to 7% of the aggregate number of shares of Class B Common Stock sold in the above mentioned initial public offering. These warrants carry an exercise price of $31.25 per share, which is equal to 125% of the public offering price, subject to adjustment, the warrants also include a cashless exercise provision; these warrants may be exercised at any time for five years following the date of issuance.

On April 17, 2024, the Company issued a total of 8,702 warrants to purchase Class B Common Stock for a success fee of private placements of shares of Class B common stock. The exercise price of warrants is $1.70 and expiration date is the date that is five years from the issuance date of each warrant. The Company accounted for these warrants as equity-classified instruments.

In May and July 2024, the Company issued a total of 61,600 warrants to purchase Class B Common stock for a success fee of private placements of shares of Class B common stock. The exercise price of warrants is $3.75 and expiration date is the date that is five years from the issuance date of each warrant. The Company accounted for these warrants as equity-classified instruments.

On October 11, 2023, the Company issued warrants to purchase 3,688 shares of Class B Common Stock as a success fee in connection with a private placement. The exercise price of the warrants is $1.3447 and the expiration date is the date that is five years from the issuance date of the warrant. The Company accounted for these warrants as equity-classified instruments.

A summary of activity during the years ended December 31, 2024 and 2023, follows:

	Number of shares	Weighted Average Exercise Price	Weighted Average Life (years)
Outstanding, December 31, 2022	10,500	$31.25	4.68
Granted	24,688	26.78	4.90
Expired	—	—	—
Exercised	—	—	—
Outstanding, December 31, 2023	35,188	$28.12	4.05
Granted	70,302	3.50	4.92
Expired	—	—	—
Exercised	—	—	—
Outstanding, December 31, 2024	105,490	$11.71	3.92

All of the outstanding warrants are exercisable as of December 31, 2024. The intrinsic value of the warrants as of December 31, 2024, is $0.

Note 6. Income tax

The Company has not made a provision for income taxes for the year ended December 31, 2024 and 2023, since the Company has the benefit of net operating losses in these periods and the Company changed from a limited liability partnership to a C corporation during 2022.

Due to uncertainties surrounding the Company’s ability to generate future taxable income to realize deferred income tax assets arising as a result of net operating losses carried forward, the Company has not recorded any deferred income tax assets as of December 31, 2024. During the year ended December 31, 2024, the Company has incurred a net operating loss (“NOL”) of $6,393,932. NOLs generated after December 31, 2017 can be carryforward indefinitely.

A reconciliation between expected income taxes, computed at the federal income tax rate of 21% applied to the pretax accounting loss, and the income tax net expense included in the consolidated statements of operations for the year ended December 31, 2024 and 2023 is as follows:

	Year ended December 31,

	2024	2023
Income tax expense (credit) at statutory rate	$(1,342,726)	$(1,035,551)
Income tax adjustment
Stock based compensation	254,595	272,146
Change of valuation allowance	1,088,131	763,405
Income tax expense (credit)	$—	$—

Net deferred tax assets consist of the following components as of:

	December 31, 2024	December 31, 2023

Operating loss carry forward	$1,987,040	$898,909
Valuation allowance	(1,987,040)	(898,909)
Deferred tax asset	$—	$—

Note 7. Subsequent Events

Management evaluated all events from the date of the balance sheet, which was December 31, 2024 through March 31, 2025 which was the date these financial statements were available to be issue. Based on our evaluation no material events have occurred that require disclosure other than below.

On January 21, 2025, the conversion price at initial price is amended from $0.75 to $3.75.

As of February 14, 2025, the Company has sold $5,489,371 in relation of Sales Agreement (the “ATM Sales”) between the Company and Alliance Global Partners with up to a maximum aggregate amount of $5,489,399 of shares of the Company’s Class B Common Stock, $0.0001 par value per share.

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION FOR STRIVE

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Strive Enterprises, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Strive Enterprises, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2023.

Columbus, Ohio

May 2, 2025, except for the financial statement captions Other Assets, Right-of-use lease asset, Compensation and benefits payable, Accounts payable and other liabilities, Operating lease liability, on the Consolidated Statements of Financial Condition; Employee compensation and benefits on the Consolidated Statements of Operations; Other assets, Accounts payable and other liabilities on the Consolidated Statements of Cash Flows; and the related Notes to Consolidated Financial Statements — Note 2: Accounting Standards Adopted in 2024, Note 2: Accounting Standards Not Yet Adopted, Note 6: Commitments and Contingencies, Note 7: Accounts Payable and Other Liabilities, Note 10: Earnings (Loss) Per Share, Note 13: Income Taxes, Note 14: Segment Reporting, Note 15: Subsequent Events, as to which the date is June 27, 2025

Strive Enterprises, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$6,154,615	$2,086,142
Short-term investments	16,754,951	13,563,852
Prepaid expenses	351,313	364,733
Other assets	500,000	145,700
Total current assets	23,760,879	16,160,427
Property and equipment, net	951,362	1,094,352
Intangible assets, net	187,207	212,168
Right-of-use lease asset	1,786,270	2,679,522
Loans receivable	1,455,580	—
Deposits	56,243	47,595
Total assets	$28,197,541	$20,194,064

Liabilities
Current liabilities:
Compensation and benefits payable	$1,112,032	$216,409
Accounts payable and other liabilities	2,226,673	1,299,227
Total current liabilities	3,338,705	1,515,636
Operating lease liabilities	1,516,316	2,620,776
Total liabilities	4,855,021	4,136,412

Stockholders’ equity
Preferred stock, $0.00001 par value; 1,161,650 and 789,393 shares authorized; 1,158,802 and 787,598 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	72,488,497	43,623,763
Common stock, $0.00001 par value
Class A, 2,000,000 shares authorized, issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	20	20
Class B, 2,339,765 and 1,786,419 shares authorized; 400,970 shares issued and outstanding (inclusive of 125,308 and 225,548 unvested shares) as of December 31, 2024 and December 31, 2023, respectively	4	4
Accumulated deficit	(49,146,001)	(27,566,135)
Total stockholders’ equity	23,342,520	16,057,652
Total liabilities and stockholders’ equity	$28,197,541	$20,194,064

The accompanying notes are an integral part of these consolidated financial statements

Strive Enterprises, Inc. and Subsidiaries
Consolidated Statements of Operations

	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue
Investment advisory fees	$3,591,727	$2,310,589
Other income	58,379	139,150
Total expenses	3,650,106	2,449,739
Operating expenses:
Fund management and administration	4,866,902	3,665,477
Employee compensation and benefits	9,135,102	9,057,331
General and administrative expense	11,248,243	7,016,302
Marketing and advertising	861,618	634,179
Depreciation and amortization	192,211	98,327
Total operating expenses	26,304,076	20,471,616
Operating loss	(22,653,970)	(18,021,877)
Other income
Interest and dividend income	794,839	1,111,461
Gain on lease remeasurement	279,265	—
Loss before income taxes	(21,579,866)	(16,910,416)
Income tax benefit	—	—
Net loss	$(21,579,866)	$(16,910,416)

Weighted average number of Class A and Class B common shares outstanding:
Basic	2,213,424	2,094,956
Diluted	2,213,424	2,094,956

Net loss per share attributable to Class A and Class B common shareholders:
Basic	$(9.75)	$(8.07)
Diluted	$(9.75)	$(8.07)

The accompanying notes are an integral part of these consolidated financial statements

Strive Enterprises, Inc. and Subsidiaries
Consolidated Statements of Changes to Stockholders’ Equity

	Preferred Stock		Common Stock Class A		Common Stock Class B		Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Preferred Stock Shares	Preferred Stock	Common Stock Shares	Common Stock Par Value	Common Stock Shares	Common Stock Par Value
Balance as of December 31, 2022	788,155	$43,668,763	2,000,000	$20	400,970	$4	$(10,655,719)	$33,013,068
Redemption of Series A-2 Preferred Stock	(557)	(45,000)	—	—	—	—	—	(45,000)
Net income (loss)	—	—	—	—	—	—	(16,910,416)	(16,910,416)
Balance as of December 31, 2023	787,598	$43,623,763	2,000,000	$20	400,970	$4	$(27,566,135)	$16,057,652
Net proceeds from sale of Series B Preferred Stock	372,257	28,949,734	—	—	—	—	—	28,949,734
Redemption of Series A-2 Preferred Stock	(1,053)	(85,000)	—	—	—	—	—	(85,000)
Net income (loss)	—	—	—	—	—	—	(21,579,866)	(21,579,866)
Balance as of December 31, 2024	1,158,802	$72,488,497	2,000,000	$20	400,970	$4	$(49,146,001)	$23,342,520

The accompanying notes are an integral part of these consolidated financial statements

Strive Enterprises, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities:
Net loss	$(21,579,866)	$(16,910,416)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	192,211	98,327
Accretion of discount on investments, net	(14,601)	(82,027)
Reduction of right-of-use lease assets and operating lease liabilities	68,057	113,788
Gain on lease remeasurement	(279,265)	—
Changes in operating assets and liabilities:
Receivables, net	—	10,000
Due from related party	—	79,627
Prepaid expenses	13,420	500,003
Funding of loans receivable	(1,455,580)	—
Deposits	(8,648)	52,050
Other assets	(354,300)	(145,700)
Compensation and benefits payable	895,623	(352,213)
Accounts payable and other liabilities	927,446	220,987
Net cash used in operating activities	(21,595,503)	(16,415,574)

Cash flows from investing activities:
Purchases of property and equipment	(24,260)	(973,399)
Purchase of short-term investments	(32,202,943)	(44,609,650)
Proceeds from short-term investments	29,026,445	46,110,696
Net cash provided by (used in) investing activities	(3,200,758)	527,647

Cash flows from financing activities:
Proceeds from sale of preferred stock	28,949,734	5,048,749
Redemption of preferred stock	(85,000)	(45,000)
Net cash provided by financing activities	28,864,734	5,003,749

Net increase (decrease) in cash and cash equivalents	4,068,473	(10,884,178)
Cash and cash equivalents – beginning of year	2,086,142	12,970,320
Cash and cash equivalents – end of year	$6,154,615	$2,086,142

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—
Cash paid (received) for income taxes, net	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

Strive Enterprises, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization

Strive Enterprises, Inc. (the “Company” or “SEI”), an Ohio based corporation, derives its consolidated revenues and net income from investment advisory, wealth management, and consulting services provided by its wholly-owned subsidiaries, Strive Asset Management, LLC (“SAM”) and Strive Advisory, LLC, Ohio based limited liability companies. In these notes the terms “us,” “we,” or “our” refer to Strive Enterprises, Inc. and its consolidated subsidiaries.

SAM is a registered investment advisor with the Securities and Exchange Commission (“SEC”), providing sub-advisory services (the “Sub-Adviser”) for the Strive Funds (the “Funds”), a series of exchange traded funds (“ETFs”). SAM was founded in 2022. SAM has discretionary responsibility to select each Fund’s investments in accordance with its investment objective, policies and restrictions. SAM is not responsible for selecting broker-dealers or placing the Funds’ trades. Rather, SAM constructs the overall portfolio and provides trading instructions to Empowered Funds, LLC dba EA Advisers (the “Adviser”), and, in turn, the Adviser is responsible for selecting broker-dealers and placing the Funds’ trades.

The Funds are issued in the U.S. by the Adviser as individual series of the EA Series Trust (the “Trust”). The Adviser, a non-consolidated third party, acts as the Funds’ investment adviser and recommends each Fund’s Sub-Adviser to the Board of Trustees (the “Trustees”) of the Trust for approval. The Adviser oversees the Sub-Adviser’s management of the Funds. The Adviser also provides trading, execution and various other administrative services and supervises the overall daily affairs of the Funds. The Adviser is wholly-owned by Alpha Architect LLC. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and provides investment advisory services to each Fund and other exchange-traded funds listed on the Trust. The Adviser was founded in October 2013.

The Trustees are separate from the Board of Directors of the Company. The Trustees of the Trust are primarily responsible for overseeing the management and affairs of the Funds for the benefit of the Strive Fund shareholders and have contracted with the Company to provide for general management and administration services.

Products are offered through intermediaries in a variety of vehicles, exchange-traded funds (“ETFs”), separate accounts, and collective trust funds.

During 2024, SAM also began offering wealth management and other services to individual customers through its advisor network.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and accompanying notes. Items subject to such estimates and assumptions include, but are not limited to, revenue recognition, allowance for doubtful accounts, property and equipment, intangible assets, leases, share-based compensation, income taxes, and litigation and contingencies. Due to uncertainties inherent in the estimation process, actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the operations of the Company and its wholly-owned subsidiaries.

Cash and Cash Equivalents

Short-term, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company’s cash is held with major financial institutions and may at times exceed federally insured limits. As of December 31, 2024 and 2023, the Company did not have any restricted cash.

Short-term Investments

Short-term investments have maturities exceeding three months and less than twelve months at the time of purchase. The Company classifies short-term investments as held-to-maturity based on the Company’s intent to sell the security or, its intent and ability to hold the short-term investment to maturity. Held-to-maturity debt securities are purchased with the intent and ability to hold until maturity and are carried at amortized cost. Interest income on short-term investments is recognized using the effective interest method and included in interest and dividend income on the consolidated statements of operations.

Accounts Receivable

The Company records accounts receivable when they are due and presents them on the consolidated statements of financial condition net of any allowance for credit losses. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for credit losses is estimated based on the Company’s historical losses, existing conditions in the industry, and the financial stability of the individual or entity that owes the receivable. At both December 31, 2024 and December 31, 2023, the Company had no accounts receivable.

Property and Equipment

Property and equipment, consisting of tenant improvements, computer equipment, hardware, furniture, and fixtures are carried at cost less accumulated depreciation. As of December 31, 2024 and December 31, 2023, the Company had $240,616 and $73,366, respectively, of accumulated depreciation which is included in property and equipment on the consolidated statements of financial condition.

The Company capitalizes certain costs incurred in connection with developing or obtaining software within property and equipment. The implementation costs are amortized together with the costs of the related software license; however, the implementation costs related to a hosting arrangement are amortized over the term of the arrangement. Capitalized software costs are amortized, beginning when the software product is ready for its intended use, over the estimated useful life of the software of approximately three years.

The Company only capitalizes subsequent additions, modifications, or upgrades to internal-use software to the extent that such changes allow the software to perform a task it previously did not perform. The Company expenses software maintenance and training costs as incurred.

Property and equipment is tested for impairment when there is an indication that the carrying amount of an asset may not be recoverable. When an asset is determined to not be recoverable, the impairment loss is measured based on the excess, if any, of the carrying value of the asset over its fair value.

Intangible Assets

Intangible assets, consisting of domain names, are carried at cost less accumulated amortization. For finite-lived intangible assets, if potential impairment circumstances are considered to exist, the Company will perform a recoverability test using an undiscounted cash flow analysis. If the carrying value of the asset is determined not to be recoverable based on the undiscounted cash flow test, the difference between the carrying value of the asset and its current fair value would be recognized as an expense in the period in which the impairment occurs.

Depreciation and Amortization

Depreciation and amortization is provided for using the straight-line method over the estimated useful lives of the related assets as follows:

Property and equipment:
Hardware and equipment	5 years
Furniture and fixtures	7 years
Tenant improvements	Lesser of the remaining lease term or 15 years
Software	3 years
Hosting arrangements	Term of the hosting arrangement
Intangible assets:
Domain names	10 years

Tenant improvements are amortized over the term of their respective leases or service lives of the improvements, whichever is shorter. Property and equipment and intangible assets are stated at cost less accumulated depreciation or amortization.

Revenue Recognition — Investment Advisory Fees

The Company recognizes revenue when it satisfies performance obligations under the terms of contracts with clients. The Company earns substantially all of its revenue from SAM investment advisory and sub-advisory contracts (collectively “Investment Advisory Fees” and “Investment Advisory Contracts”) related to its asset management services. Investment advisory fees, generally calculated as a percentage of assets under management (“AUM”), are recorded as revenue as services are performed over time because the customer is receiving and consuming the benefits as they are provided by the Company.

SAM’s investment advisory contracts have a single performance obligation because the contracted services are not separately identifiable from other obligations in the contracts and therefore, are not distinct. All performance obligations to provide investment advisory services are satisfied over time by SAM and the Company recognizes revenue through SAM as time passes.

The fees SAM receives for its services under its investment advisory contracts are based on AUM, which changes based on the value of securities held under each investment advisory contract. These fees are thereby constrained and represent variable consideration, and they are excluded from revenue until the AUM on which SAM’s client is billed is no longer subject to market fluctuations. In addition, the Company may contract with third parties to provide advisory services on its behalf. The investment advisory contracts typically have contractual terms that extend throughout the life of the fund being advised, which generally contain provisions allowing the third-party advisor to remove the Company with prior notice. Clients are typically charged monthly or quarterly, either in advance or arrears, based on the fee arrangement agreed to with each client; payment terms vary depending on the client and services offered. Based on the nature of the agreements, the performance obligations are generally satisfied throughout the contractual term.

For the years ended December 31, 2024 and December 31, 2023, the Company recorded investment advisory fees of $3,591,727 and $2,310,589, respectively, which is included in investment advisory fees on the consolidated statements of operations.

Fund Management and Administration Expense

Direct fund expense, which is expensed as incurred, primarily consists of third-party advisory and non-advisory expense incurred by Strive related to certain investment products, reference data for certain indices, custodial services, fund administration, fund accounting, transfer agent services, shareholder reporting services, audit and tax services as well as other fund-related expense directly attributable to the operations of Strive offerings.

Marketing and Advertising Expense

Advertising costs, including media advertising and production costs are expensed when incurred.

Leases

The Company determines if a contract is a lease or contains a lease at inception. The Company accounts for its headquarters office lease as an operating lease, which may include escalation clauses that are based on an index or market rate. The Company accounts for lease and non-lease components, including common areas maintenance charges, as a single component for its leases. The Company elected the short-term lease exception for leases with an initial term of 12 months or less. Consequently, such leases are not recorded on the consolidated statements of financial condition. The Company’s lease terms include options to extend or terminate the lease when it is reasonably certain they will be exercised or not.

The Company recognizes right-of-use (“ROU”) lease assets and operating lease liabilities on the consolidated statements of financial condition based on the present value of future lease payments over the lease term at the commencement date discounted using an incremental borrowing rate (“IBR”). The IBR for individual leases is estimated considering the Company’s credit rating using various financial metrics, and, as appropriate, performing market analysis of yields on publicly traded bonds (secured and unsecured) with similar terms of comparable companies in a similar economic environment. ROU assets are tested for impairment when there is an indication that the carrying value of an asset may not be recoverable. Fixed lease payments made over the lease term are recorded as lease expense on a straight-line basis. Variable lease payments based on usage, changes in an index or market rate, are expensed as incurred.

Stock-Based Compensation

The Company recognizes compensation cost for equity classified awards based on the grant-date fair value of the award. The compensation cost is recognized over the period during which an employee is required to provide service (usually the vesting period) in exchange for the stock-based award.

The Company measures the grant-date fair value of stock awards using the fair value of the common stock on the date of grant. Stock-based awards may have performance, market and/or service conditions. Compensation cost for awards containing performance conditions is recognized if it is probable that the conditions will be achieved. The probability of achievement is assessed on a quarterly basis. If a stock-based award is modified after the grant-date, incremental compensation cost is recognized for an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Awards under the Company’s stock-based compensation plans vest over various periods. Compensation cost is recorded by the Company on a straight-line basis over the requisite service period for each separate vesting portion of the award as if the award is, in-substance, multiple awards and is adjusted for actual forfeitures as they occur.

Earnings per Share (“EPS”)

Basic EPS is calculated by dividing the net income (loss) applicable to common shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS includes the determinants of basic EPS and common stock equivalents outstanding during the period. Diluted EPS is computed using the treasury stock and if-converted methods.

Forgivable Loans

The Company issues forgivable loans to employees as part of its compensation and retention strategy. These loans are initially recognized as receivables and forgiven in monthly increments over a defined service period, contingent on continued employment. The forgiven amounts are recognized as compensation expense in the period in which they are forgiven. Interest is accrued on these loans at the stated rate, and any forgiven interest is recorded as additional compensation expense. See Note 12 for more information on forgivable loans outstanding.

Related Party Transactions

The Company entered into expense reimbursement agreements with certain executives, whereby certain shared resources used between the parties were reimbursed based on the relative use during the period. This activity is either solely related to the Company or solely to the executives, and as such only the activity related to the Company is recorded on the consolidated statements of operations. Any amounts paid for by the Company on behalf of the executives are recorded as a due from related party until the reimbursement is received.

Income Taxes

The Company is a C-Corporation and is treated as a corporation for federal and state income tax purposes and all 100% owned subsidiaries are disregarded entities for tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized on the consolidated statements of operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.

Management periodically assesses the recoverability of its deferred income tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred tax asset will be fully recoverable in the future, a valuation allowance will be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in additional income tax expense. Further, the Company records its income taxes receivable and payable based upon its estimated income tax position.

Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes the inputs to valuation approaches used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Assets and liabilities are classified in one of the following categories:

Level 1:	Quoted (unadjusted) prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2:

Inputs other than quoted prices that are either directly or indirectly observable, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:

Inputs that are generally unobservable, supported by little or no market activity, and typically reflect management’s estimates or assumptions that market participants would use in pricing the asset or liability.

The categorization of an asset or liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The valuation techniques used by the Company when measuring fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

At December 31, 2024 and December 31, 2023, the fair value of the Company’s financial assets and liabilities not held at fair value on the consolidated statements of financial position equaled the related carrying value given that all of the financial assets and liabilities are Level 1 instruments that either have short-term maturities or were recently originated.

Accounting Standards Adopted in 2024

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker (“CODM”) and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The Company adopted disclosure requirements of ASU 2023-07 during the year ended December 31, 2024. See Note 14, Segment Information, for further detail.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires enhanced disclosures surrounding income taxes, particularly related to rate reconciliation and income taxes paid information. In particular, on an annual basis, companies will be required to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Companies will also be required to disclose, on an annual basis, the amount of income taxes paid, disaggregated by federal, state, and foreign taxes, and also disaggregated by individual jurisdictions above a quantitative threshold. The standard is effective for the Company for annual periods beginning after December 15, 2024 on a prospective basis, with retrospective application permitted for all prior periods presented. The Company does not expect the additional disclosure requirements under ASU 2023-09 to have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires entities to disaggregate in a tabular presentation disclosures about specific types of expenses included in the expense captions presented on the face of the income statement, as well as disclosures about selling expenses. Specifically, ASU 2024-03 requires disaggregation of expense captions that include any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities or other types of depletion expenses. The requirements are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 and are required to be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company does not expect the additional disclosure requirements under ASU 2024-03 to have a material impact on the consolidated financial statements.

3. Short-term Investments

Short-term investments consist of U.S. Treasury Bills that have maturities exceeding three months and less than twelve months at the time of purchase and are stated at amortized cost. The Company classifies short-term investments as held-to-maturity based on the Company’s intent to sell the security or, its intent and ability to hold the short-term investment to maturity. Held-to-maturity debt securities are purchased with the intent and ability to hold until maturity and are carried at amortized cost.

Short-term investments as of December 31, 2024 and December 31, 2023 are summarized by contractual maturity below:

December 31, 2024
Expiration	Amortized Cost	Cost Basis	Accumulated Accretion	Fair Value
1/31/2025	$4,243,120	$4,177,122	$65,999	$4,243,121
2/28/2025	4,163,021	4,148,815	14,205	4,163,020
3/31/2025	4,202,114	4,167,208	34,907	4,202,115
4/15/2025	4,146,696	4,127,568	19,128	4,146,696
	$16,754,951	$16,620,713	$134,239	$16,754,952
December 31, 2023
Expiration	Amortized Cost	Cost Basis	Accumulated Accretion	Fair Value
1/11/2024	$1,090,359	$1,071,806	$18,555	$1,090,361
2/29/2024	4,625,995	4,559,987	66,008	4,625,995
3/7/2024	3,338,620	3,311,033	27,587	3,338,620
4/11/2024	1,660,049	1,652,561	7,488	1,660,049
5/2/2024	2,848,829	2,848,829	—	2,848,829
	$13,563,852	$13,444,216	$119,638	$13,563,854

4. Property and Equipment, net

The Company’s property and equipment, which includes tenant improvements, computer equipment, hardware, furniture, and fixtures are carried at cost less accumulated depreciation.

Property and equipment consists of the following as of December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Hardware	$63,167	$63,167
Equipment	118,088	118,088
Furniture & Fixtures	142,962	142,962
Tenant Improvements	579,374	579,374
Software	264,662	208,942
Construction in Progress	23,725	55,185
Total	$1,191,978	$1,167,718
Accumulated depreciation	(240,616)	(73,366)
Property and equipment, net	$951,362	$1,094,352

Depreciation Expense

Depreciation and amortization expense on property and equipment was $167,250 and $73,366 for the years ended December 31, 2024 and December 31, 2023, respectively, which is included in depreciation and amortization on the consolidated statements of operations.

5. Intangible Assets

The Company’s intangible assets, which includes a domain name, are capitalized and carried at cost less accumulated amortization.

Intangible asset balances consist of the following as of December 31, 2024 and December 31, 2023:

December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Remaining Weighted Average Estimated Useful Life
Domain name	$249,609	$62,402	$187,207	7.6
	$249,609	$62,402	$187,207
December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Remaining Weighted Average Estimated Useful Life
Domain name	$249,609	$37,441	$212,168	8.6
	$249,609	$37,441	$212,168

Amortization Expense

For the years ended December 31, 2024 and December 31, 2023, amortization expense on intangible assets was $24,961 and $24,961, respectively, and is recorded in depreciation and amortization on the consolidated statements of operations.

Estimated amortization expense for finite-lived intangible assets for each of the five succeeding years and thereafter as of December 31, 2024 is as follows:

December 31, 2024
2025	$24,961
2026	24,961
2027	24,961
2028	24,961
2029	24,961
Thereafter	62,402
Total	$187,207

6. Commitments and Contingencies

Office Lease

During the third quarter of 2022, the Company entered into an office lease in Dublin, Ohio, in which the lease commencement date was during the fourth quarter of 2022, with lease payments beginning during the first quarter of 2023. The lease is for an initial term of ten years, with two five-year renewal options. Per the lease agreement, in addition to the monthly base lease payments, the Company is required to reimburse the landlord for its share of any common area expenses.

During the year ended December 31, 2024, the Company, in line with its relocation to Dallas, TX, reassessed the expected lease term of the Dublin office lease, resulting in a reduction of the remaining lease term to 8.2 years. The change in the expected lease term was due to updated strategic decisions regarding the Company’s long-term occupancy plans for the location. In accordance with ASC 842, Leases, the Company accounted for this reassessment as a lease remeasurement. The lease liability was remeasured based on the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of the modification date. The remeasurement resulted in a revised lease liability of approximately $1.8 million and a corresponding right-of-use asset of approximately $1.8 million as of December 31, 2024.

The following table summarizes lease expense, included in general and administrative expense for the years ended December 31, 2024 and December 31, 2023:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Fixed lease expense(1)	$365,400	$383,832
Variable lease expense(2)	212,414	126,523
Total	$577,414	$510,355

____________

(1)      Amounts include short-term lease expense of $14,700 and $31,900 for the years ended December 31, 2024 and December 31, 2023, respectively.

(2)      Amount includes operating lease payments, which may be adjusted based on usage, changes in an index or market rate, as well as common area maintenance charges and other variable costs not included in the measurement of ROU assets and operating lease liabilities.

Supplemental cash flow information related to operating leases for the years ended December 31, 2024 and December 31, 2023 was as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Supplemental cash flow information:
Operating cash outflows from operating leases	$273,927	$238,294
Change in ROU assets from remeasurement	$1,103,199	$—

The operating lease liability for the office lease was determined using a weighted average discount rate of 9.16% and 9.80% as of December 31, 2024 and December 31, 2023.

The following table provides a maturity analysis of the Company’s operating lease liability, based on undiscounted cash flows, as of December 31, 2024:

December 31, 2024
2025	$283,535
2026	292,062
2027	300,843
2028	309,878
2029	319,168
Thereafter	1,075,771
Total undiscounted operating lease payments	$2,581,257
Less: imputed interest	(794,987)
Present value of operating lease liability	$1,786,270

Contingencies

The Company may be subject to various legal proceedings, claims and governmental inspections or investigations arising during the ordinary course of business. The outcome of these matters and claims is subject to significant uncertainty, and the Company often cannot predict what the eventual outcome of pending matters will be or the timing of the ultimate resolution of these matters. Fees, expenses, fines, penalties, judgments or settlement costs which might be incurred by the Company in connection with the various proceedings could adversely affect its results of operations and financial condition. The Company establishes an accrued liability for legal claims when it determines that a loss is probable and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters. Legal fees associated with litigation and similar proceedings are expensed as incurred. In the event there is at least a reasonable possibility that a loss may be incurred but the Company is unable to estimate the amount of loss or range of loss, the Company would disclose such contingencies. The Company recognizes gain contingencies when the gain becomes realized or realizable.

7. Accounts Payable and Other Liabilities

The following table presents a summary of accounts payable and other liabilities as of December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Accounts payable and accrued liabilities	$1,956,493	$1,027,754
Current portion of operating lease liability	269,954	261,192
Other liabilities	226	10,281
Total	$2,226,673	$1,299,227

8. Revenue

The table below presents details of revenue for the years ended December 31, 2024 and December 31, 2023, and includes investment advisory fees and other revenue.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Investment advisory revenue – ETFs	$3,591,727	$2,310,589
Other revenue	58,379	139,150
Total	$3,650,106	$2,449,739

For the years ended December 31, 2024 and December 31, 2023, no individual customer accounted for 10% or more of revenue.

9. Stockholders’ Equity

Authorized Capital

As of December 31, 2024, the Company had the authority to issue up to 1,161,650 shares of preferred stock, at $0.00001 par value per share.

As of December 31, 2024, the Company had the authority to issue up to 2,000,000 shares of Class A voting common stock, at $0.00001 par value per share, all of which are issued and outstanding.

As of December 31, 2024, the Company had the authority to issue up to 2,339,765 shares of Class B non-voting common stock, at $0.00001 par value per share, of which 400,970 are issued and outstanding.

Preferred Stock

The Company has three classes (Series A-1, Series A-2, and Series B, each of which is $0.00001 par value per share) of preferred stock, with equal rights for each. The Preferred Stock have the right to convert to Class B Non-Voting Common Stock at a ratio of 1:1. A difference exists in the initial conversion value to the Purchaser. The preferred shares have liquidation preference, which, in the event of liquidation, dissolution, or winding up of the Company, shall receive an amount per share equal to the greater of (i) one times the applicable Original Issue Price (“OIP”), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such event. The preferred shares do not have participation rights, which, in the event of any liquidation, dissolution or winding up of the Company, after the preferential amounts are paid to the Preferred Stock, the remaining assets shall be distributed to the holders common stock, pro rata based on the number of shares held by each.

The Company initially raised $21.3 million in the first quarter of 2022 in a Simple Agreement for Future Equity (“SAFE”), which contemplated a conversion to preferred stock equal to the Purchase Amount divided by the Conversion Price should an Equity Financing occur. In the fourth quarter of 2022, following the close of the Series A Preferred Stock Financing, in which an additional $17.2 million of capital was raised, the SAFE investors (Series A-1) had a conversion price of $41.65003 and the Series A-2 investors had a purchase price of $80.71137. All other rights are the same. Also in the fourth quarter of 2022, the Company closed a second round of its Series A Preferred Stock Financing (Series A-2), in which an additional $5.2 million of capital was raised.

In the third quarter of 2024, the Company closed a round of its Series B Preferred Stock Financing (Series B), in which an additional $28.9 million was raised. The Series B investors had a purchase price of $80.71137.

There was no financing activity during the year ended December 31, 2023.

Common Stock

The Company has two classes (Class A Voting Common Stock, $0.00001 par value per share, and Class B Non-Voting Common Stock, $0.00001 par value per share) of common stock. Holders of Class A shares are entitled to one vote per share, while holders of Class B shares are not entitled to voting rights.

No dividends on any classes of stock have been declared for the years ended December 31, 2024 and December 31, 2023.

10. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2024 and December 31, 2023:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Net loss attributable to common shareholders	$(21,579,866)	$(16,910,416)

Basic and diluted weighted-average shares outstanding	2,213,424	2,094,956
Basic loss per share	$(9.75)	$(8.07)
Diluted loss per share	$(9.75)	$(8.07)

During the years ended December 31, 2024 and December 31, 2023, 1,085,326 shares and 1,013,478 shares, respectively, were excluded from the diluted earnings (loss) per share calculation as their impact would have been anti-dilutive. Certain performance-based Restricted Stock Units were excluded from the diluted EPS calculation for the years ended December 31, 2024 and December 31, 2023 because the contractual contingencies were not met.

11. Stock-Based Compensation

Pursuant to the Strive 2022 Equity Incentive Plan (adopted April 12, 2022), as amended from time to time, (together the “Plan”), the Plan permits the grant of the following compensatory awards subject to the limitations set forth in the plan: (i) Restricted Stock, (ii) Stock Appreciation Rights, (iii) Restricted Stock Units (RSUs), (iv) Incentive Stock Options and (v) Nonstatutory Stock Options. The persons eligible to receive Stock Awards are Employees, Directors, and Consultants.

Stock Award and Incentive Plan

Pursuant to the Plan, options to purchase shares of the Company’s common stock at an exercise price not less than one hundred percent (100%) of the fair value of the Common Stock subject to the Option on the date the option is granted. A maximum of 2,339,979 shares of common stock were authorized for issuance under the Plan. Of this amount, 2,339,979 shares remain available for future awards at December 31, 2024.

Restricted Stock and RSUs

Pursuant to the Plan, restricted stock awards and RSUs may be granted to certain employees, directors, and consultants. Substantially all restricted stock and RSUs vest over periods ranging from one to four years and are expensed using the straight-line method over the requisite service period, subject to the vesting conditions.

On April 15, 2022, the Company granted 400,970 shares of Class B Non-Voting Common Stock as part of Restricted Stock Awards (RSAs), subject only to service-based vesting conditions. The Company valued the RSAs at their grant-date fair value as measured as per the fair value of the Common Stock, in which the fair value of the Class B Non-Voting Common Stock was determined to be $0.00125 as per the valuation measured as of February 28, 2022.

On December 29, 2022, the Company granted 161,283 RSUs to certain of its employees and consultants, each of which represents contingent rights to receive one share of the Company’s Class B Non-Voting Common Stock. The Company valued the RSUs at their grant-date fair value as measured as per the fair value of the Common Stock, in which the fair value of the Class B Non-Voting Common Stock was determined to be $37.93550 as per the valuation measured as of November 30, 2022. In line with the Series B Financing, the fair value of the Class B Non-Voting Common Stock was determined to be $48.55127 as per the valuation measured as of June 30, 2024.

The Plan, as amended during the third quarter of 2024, permits the grant of 779,993 shares of Common Stock (excluding the previously issued Restricted Stock Awards (RSAs) after the date of such amendment. During the years ended December 31, 2024 and December 31, 2023, the Company granted additional RSUs to certain of its existing employees and consultants, as well as for certain new employees and consultants. Of this existing pool, 235,983 remain available for future awards at December 31, 2024.

The shares generally vest over a period of one to four years, 25% on the first anniversary of the date of issuance and 6.25% on each of the next twelve quarterly anniversaries thereafter. The RSU grants are also subject to performance conditions, in which a Liquidity Event or IPO must occur. Given the time condition and performance condition must be met in order for the RSUs to vest, compensation cost is accrued only if it is probable such performance condition would be achieved. Compensation cost will thus be deferred until consummation of any potential transaction, with any expense recognized based on the time conditions met previously. The Company didn’t record any stock-based compensation expense for the years ended December 31, 2024 and December 31, 2023. Stock-based compensation expense, if any, is included in employee compensation and benefits on the consolidated statements of operations.

The table below summarizes the Company’s awards granted, forfeited or vested under the Plan during the years ended December 31, 2024 and December 31, 2023:

Outstanding at	RSAs(1)	Weighted Average Grant Date Fair Value
December 31, 2022	400,970	$0.00125
Granted	—	—
Vested	(175,422)	—
Forfeited	—	—
December 31, 2023	225,548	$0.00125
Granted	—	—
Vested	(100,240)	—
Forfeited	—	—
December 31, 2024	125,308	$0.00125

____________

(1)      Initial grant prior to 10:1 stock split effective immediately prior to Series A-2 Financing. Amounts shown reflect current values.

Outstanding at	RSUs	Weighted Average Grant Date Fair Value
December 31, 2022	161,283	$37.93550
Granted	150,251	37.93550
Vested	—	—
Forfeited	(84,091)	37.93550
December 31, 2023	227,443	$37.93550
Granted	372,989	39.03601
Vested	—	—
Forfeited	(56,422)	37.93550
December 31, 2024	544,010	$38.69004

At December 31, 2024, aggregate unrecognized compensation cost for unvested equity awards was $21.0 million, which is expected to be recognized over a remaining weighted-average period of 2.97 years.

At December 31, 2023, aggregate unrecognized compensation cost for unvested equity awards was $8.6 million, which is expected to be recognized over a remaining weighted-average period of 3.05 years.

12. Compensation Plans

401(k) Plan

The Company sponsors a 401(k) plan in which all Company employees are eligible to participate. Company employees may contribute a portion of their compensation subject to certain limits based on federal tax laws. The Company matches employee contributions equal to 100% of the first 3% and 50% on contributions greater than 3%, but less than or equal to 5%, of an employee’s compensation contributed to the plan. The Company’s contribution expense was $215,080 and $195,773 for the years ended December 31, 2024 and December 31, 2023, respectively, and is recorded in employee compensation and benefits on the consolidated statements of operations.

Forgivable loans

The Company has entered into forgivable loan arrangements with certain employees as part of their compensation packages. These loans are repayable in full upon termination for cause or voluntary resignation and forgiven in monthly increments over a four-year period during continued employment. If the employee is terminated without cause, the remaining balance of the loan, including accrued interest, is forgiven immediately.

As of December 31, 2024, the Company had $1,455,580 of principal receivable, which is included within loans receivable on the consolidated statements of financial condition.

Compensation expense on interest and principal forgiven was $23,867 for the year ended December 31, 2024. All interest accrued on the loans during the period was forgiven and recorded as compensation expense.

There were no forgivable loans outstanding throughout the year ended December 31, 2023.

13. Income Taxes

The Company had no income tax benefit or expense during both the years ended December 31, 2024 and December 31, 2023 as a result of the net taxable loss generated and had no tax benefit due to the establishment of a full valuation allowance.

The benefit from or provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to the Company’s loss before income taxes as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Federal income tax rate	21.0%	21.0%
Permanent differences	(0.1)%	—%
Change in valuation allowance	(20.9)%	(21.0)%
Effective income tax rate	0.0%	0.0%

The Company is subject to U.S. federal, state and local tax examinations by tax authorities for the periods from December 31, 2022 through December 31, 2024. To the extent necessary, the Company recognizes interest and penalties related to income tax matters as a component of income tax expense. There were no material uncertain tax positions as of December 31, 2024 or December 31, 2023. For both the years ended December 31, 2024 and December 31, 2023, the Company has not recognized any interest or penalties related to uncertain tax positions.

The components of deferred income tax assets and deferred tax liabilities as of December 31, 2024 and December 31, 2023 are shown below:

	December 31, 2024	December 31, 2023
Deferred income tax assets/liabilities
Deferred tax assets:
Net operating loss carryforwards	$11,722,633	$6,508,674
Other accruals	72,030	—
Lease liability	375,117	605,213
Capitalized start-up costs	34,679	37,549
Deferred revenue	—	2,006
Charitable contribution carryforward	34,500	43,575
Other	99,183	5,406
Gross deferred tax assets	12,338,142	7,202,423
Less: valuation allowances	(11,828,053)	(6,492,403)
Deferred tax assets, net	$510,089	$710,020
Deferred tax liabilities:
Right of use asset	$(375,117)	$(562,698)
Property and equipment	(126,236)	(142,080)
Intangible assets	(8,736)	(5,242)
Gross deferred tax liabilities	$(510,089)	$(710,020)
Net deferred tax asset	$—	$—

As of December 31, 2024 and December 31, 2023, the Company had available net operating loss carryforwards of $11.7 million and $6.5 million, respectively. As of December 31, 2024 and December 31, 2023, $10.2 million and $5.6 million, respectively, of the carryforwards have an indefinite life, while $1.5 million and $0.9 million, respectively, begin to expire in 2044. At both December 31, 2024 and December 31, 2023, the Company had a full valuation allowance against its loss carryforwards based on the conclusion it is not more likely than not that some portion or all of its deferred tax assets will be realized based on the Company’s history of taxable losses and uncertainty as to future income generation.

14. Segment Reporting

The Company’s management directs operations as one business, in which it provides investment advisory services. As such, the Company operates in one operating segment. The Company’s CODM is its Chief Executive Officer, who utilizes key financial metrics, including consolidated net income (loss), to assess performance and make decisions regarding allocation of resources, such as capital allocation, determining compensation, and managing costs. The CODM also evaluates significant revenues and expenses on a consolidated basis, as presented in the consolidated statements of operations, to evaluate key operating decisions. The measure of segment assets is reported on the consolidated statements of financial condition as total assets.

15. Subsequent Events

The Company has evaluated subsequent events after the date of the consolidated financial statements to consider whether or not the impact of such events needed to be reflected or disclosed in the consolidated financial statements. Such evaluation was performed through the issuance date of the consolidated financial statements. The following transactions occurred after the reporting date:

On May 6, 2025, Strive and Asset Entities, Inc. (“Asset Entities”) entered into a definitive merger agreement, which was subsequently amended (together, the “Agreements”), wherein Strive will acquire Asset Entities through a reverse merger. Per the Agreements, following the completion of the transaction, the Company will own approximately 94.2% of the combined company while existing Asset Entities shareholders will own the remaining 5.8%, excluding any subsequent private investment in public equity (“PIPE”) financing. Concurrent with the expected close of the transaction, the Company plans to divest of the wealth management business, which represented a de-minimis portion of the Company’s operations during the year ended December 31, 2024. The combined company is expected to pursue strategies to accumulate and hold Bitcoin assets. The transaction is expected to close in the second half of 2025; however, no assurances can be made that the planned transaction or divestiture will be completed.

Subsequent to December 31, 2024, the Company determined it’s intent to settle existing litigation matters for an expected settlement amount of $0.9 million, of which we expect to recover $0.5 million from insurance. Further, we intend to repurchase outstanding preferred stock held by the employee.

During the fourth quarter of 2024, the Company entered into an office lease in Dallas, Texas, in which the lease commencement date was during the second quarter of 2025, with lease payments beginning during the third quarter of 2025. The lease is for an initial term of eight years, with two five-year renewal options.

Other than the above, there were no other subsequent events had occurred that would require accrual or additional disclosure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR STRIVE

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Strive prior to the consummation of the Merger.

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our financial condition and results of operations. This discussion and analysis should be read together with our Consolidated Financial Statements and the related notes that are included elsewhere in this proxy statement/prospectus. In addition to historical financial information, this discussion and analysis should also be read together with the unaudited pro forma consolidated financial information for the year ended December 31, 2024 and the accompanying notes included elsewhere in this proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Combined Consolidated Financial Information.”

This discussion and analysis contains forward-looking statements that are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. See the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

Strive was founded in 2022 with a mission to maximize long-term value for shareholders through the unapologetic embrace of capitalism, meritocracy and innovation. In May 2025, we announced a definitive agreement to combine with Asset Entities to transform Strive into the first publicly traded asset management Bitcoin Treasury Corporation — a company whose primary objectives are to (i) accumulate Bitcoin; (ii) increase Bitcoin-per-share; and (iii) outperform Bitcoin over the long run by deploying both beta Bitcoin treasury accumulation strategies and alpha investment strategies with the goal of beating Bitcoin’s investment performance as the hurdle rate.

Since inception, we have not been profitable and have incurred an accumulated deficit. Today, Strive manages approximately $2 billion in assets under management (“AUM”) across 13 exchange-traded funds, collective investment trusts, and a direct indexing platform. These businesses provide recurring, fee-based revenue streams which increase with AUM, but are no longer our primary growth engine. Beginning in fiscal year 2026, we intend to operate our core asset-management segment within a single-digit-million dollar operating loss to single-digit-million dollar operating profit range, directing incremental resources disproportionally toward our Bitcoin treasury strategies. For more information, see “Information about Strive.”

Key Factors Affecting Our Business

We believe the key business and marketplace factors, that are impacting our business include the following:

Strategic Considerations

Our strategic initiatives are focused on competitive differentiation from an unapologetic commitment to maximizing long-run shareholder value. Our foundational investment principle is financial freedom, achieved from an unwavering commitment to fiduciary duties, capitalism, meritocracy and shareholder primacy. We implement our investment beliefs through active management and shareholder voting and engagement with corporations our clients own through our investment products. We consistently review our investment strategies to properly assess risks and target investments that offer the highest opportunity for risk-adjusted return to investors.

Competition

The asset management industry is highly competitive, with a handful of large financial institutions that command a significant share of the market. Our ability to continue growing our revenues is dependent on us attracting and retaining customers whose objectives align with our investment strategy. To sustain the competitive advantage in our investment products, we must consistently deliver value to our customers. This involves staying ahead of market trends, continuously improving our investment processes, and maintaining our focus on our core values.

Market Environment

Our business and financial performance are significantly influenced by general global macroeconomic conditions, interest rate fluctuations, and market volatility. These factors can impact the performance of our investment funds and strategies, and, as a result, our assets under management (“AUM”) and investment advisory revenue. Our ability to process and adapt to these external conditions is critical for achieving our investment objectives. By proactively identifying potential risks and opportunities, we can implement strategies that mitigate adverse impacts and capitalize on favorable market conditions.

We evaluate these and other factors as we develop and execute our strategies. For more information on the risk factors affecting our business, see “Risk Factors” in this proxy statement/prospectus.

Components of Results of Operations

Revenue

Investment Advisory Fees

Strive generates the majority of its revenue from investment advisory and sub-advisory contracts (collectively “Investment Advisory Fees” and “Investment Advisory Contracts”) related to its asset management services. Investment Advisory Fees and Investment Advisory Contracts are based on a percentage of AUM. These AUM values fluctuate in response to investor inflows and outflows within the funds as well as the underlying performance of the investment securities managed under each Investment Advisory Contract.

Our investment advisory fees are inherently variable and may experience fluctuations due to several factors that impact AUM. These factors include market appreciation or depreciation, and net inflows or outflows of investment capital.

Other Income

Strive’s other income primarily consists of revenue earned from proxy advisory services.

Operating Expenses

Fund Management and Administration

Fund management and administration expenses are expensed when incurred and are comprised of third-party advisory and non-advisory expenses incurred by Strive related to investment products. These expenses encompass a wide range of services including reference data for certain indices, custodial services, fund administration, fund accounting, transfer agent services, shareholder reporting services, audit and tax services as well as other fund-related expense directly attributable to the operations of Strive’s offerings.

Employee Compensation and Benefits

Employee compensation and benefits expenses are expensed when incurred and primarily include salaries, incentive compensation, and related benefit costs.

General and Administrative Expense

General and administrative expenses primarily consist of fees paid for professional services, including legal, accounting and tax services. General and administrative expenses also include costs related to IT, software and subscriptions, and various corporate administrative costs.

Marketing and Advertising

Marketing and advertising costs are expensed when incurred and primarily include expenses related to marketing merchandise, marketing-related consulting costs, and advertising expenses, including media advertising and production costs.

Depreciation and Amortization

Depreciation expense results from depreciation on hardware, equipment, furniture and fixtures, tenant improvements, software and hosting arrangements, which are depreciated on a straight-line basis over their estimated useful lives, which generally range from three to seven years. Amortization expense results from amortization on our domain name and is recorded using the straight-line method over a 10-year life.

Other Income

Interest and Dividend Income

Interest and dividend income are comprised primarily of interest and dividends earned from money market funds and other short-term investments.

Gain on Lease Remeasurement

The gain from the lease remeasurement is associated with the remeasurement of the Dublin, Ohio office lease from a 20-year lease term to a 10-year lease term, which coincided with Strive’s relocation to Dallas, Texas in 2024.

Income Tax Benefit

Our income tax benefit consists of an estimate for federal and state income taxes based on enacted rates in the jurisdictions in which we operate, as adjusted for allowable credits, deductions, changes in deferred tax assets and liabilities, and changes in tax law. We have historically incurred net operating losses and maintain a full valuation allowance against our deferred tax assets.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

	Year Ended December 31,
	2024	2023	$ Change	% Change
Investment advisory fees	$3,591,727	$2,310,589	$1,281,138	55.4%
Other income	58,379	139,150	(80,771)	(58.0)%
Total revenues	$3,650,106	$2,449,739	$1,200,367	49.0%

Investment Advisory Fees

Investment advisory fees increased by $1.3 million, or 55.4%, to $3.6 million for the year ended December 31, 2024 from $2.3 million for the year ended December 31, 2023. This increase was primarily due to additional Strive fund offerings launched throughout 2023 and 2024, which led to an increase in investment advisory fees of approximately $0.7 million. There was also an increase in the AUM within previously launched Strive funds, which generated additional investment advisory fees of $0.6 million.

Other Income

Other income decreased by $0.1 million, or (58.0)%, to less than $0.1 million for the year ended December 31, 2024 from $0.1 million for the year ended December 31, 2023. This decrease was due to non-recurring consulting services provided during the year ended December 31, 2023.

Operating Expenses

	Year Ended December 31,
	2024	2023	$ Change	% Change
Fund management and administration	$4,866,902	$3,665,477	$1,201,425	32.8%
Employee compensation and benefits	9,135,102	9,057,331	77,771	0.9%
General and administrative expense	11,248,243	7,016,302	4,231,941	60.3%
Marketing and advertising	861,618	634,179	227,439	35.9%
Depreciation and amortization	192,211	98,327	93,884	95.5%
Total operating expenses	$26,304,076	$20,471,616	$5,832,460	28.5%

Fund Management and Administration

Fund management and administration expense increased by $1.2 million, or 32.8%, to $4.9 million for the year ended December 31, 2024 from $3.7 million for the year ended December 31, 2023. This increase was primarily due to additional Strive fund offerings launched throughout 2023 and 2024, which led to an increase of approximately $1.1 million. There was also an expansion of the AUM within previously launched Strive funds, which resulted in an increase of $0.1 million.

Employee Compensation and Benefits

Employee compensation and benefits expense increased by $0.1 million, or 0.9%, to $9.1 million for the year ended December 31, 2024 from $9.1 million for the year ended December 31, 2023. This increase was primarily due to the expected settlement of a litigation matter in 2024, which resulted in a $0.4 million increase, along with additional commissions paid related to the growth of Strive funds, partially offset by a decrease in employee headcount from 2023 to 2024.

General and Administrative Expense

General and administrative expense increased by $4.2 million, or 60.3%, to $11.2 million for the year ended December 31, 2024 from $7.0 million for the year ended December 31, 2023. This increase was primarily due to an increase in legal expenses of $3.2 million related to the launch of the wealth management business line in late 2024, regulatory compliance consultations, and general counsel representation. There was also an increase of $1.0 million related to various consulting services, such as trade management consulting and advice related to the launch of the wealth management business, among others.

Marketing and Advertising

Marketing and advertising increased by $0.2 million, or 35.9%, to $0.9 million for the year ended December 31, 2024 from $0.6 million for the year ended December 31, 2023. This increase was primarily due to additional public event spending during 2024.

Depreciation and Amortization

Depreciation and amortization increased by $0.1 million, or 95.5%, to $0.2 million for the year ended December 31, 2024 from $0.1 million for the year ended December 31, 2023. This increase was primarily due to new fixed assets placed in service throughout 2023 and 2024, including capital expenditures for our Dublin, Ohio office.

Other Income

	Year Ended December 31,
	2024	2023	$ Change	% Change
Interest and dividend income	$794,839	$1,111,461	$(316,622)	(28.5)%
Gain on lease remeasurement	279,265	—	279,265	100%
Total other income	$1,074,104	$1,111,461	$(37,357)	(3.4)%

Interest and Dividend Income

Interest and dividend income decreased by $0.3 million, or (28.5)%, to $0.8 million for the year ended December 31, 2024 from $1.1 million for the year ended December 31, 2023. This decrease was primarily due to a decrease in the level of holdings of cash and cash equivalents and short-term investments throughout 2024 as compared to 2023.

Gain on Lease Remeasurement

Gain on lease remeasurement increased by $0.3 million, or 100%, to $0.3 million for the year ended December 31, 2024 from no gain on lease remeasurement for the year ended December 31, 2023. This increase was primarily due to Strive’s relocation from Dublin, Ohio to Dallas, Texas in late 2024, which resulted in a reduction of the expected remaining lease term for the office space in Dublin, Ohio.

Income Tax Benefit

As of December 31, 2024, and December 31, 2023, Strive maintained a full valuation allowance against its loss carryforwards. This decision was based on the conclusion that it is not more likely than not that some portion or all of its deferred tax assets will be realized. Consequently, Strive does not have any current income tax benefit for these periods.

Key Performance Metrics

Management uses a variety of business and performance metrics to manage the business and make decisions on strategy, capital allocation and operating performance. In an effort to provide additional information regarding our results, Strive also discloses certain key performance metrics, which management believes offer valuable and meaningful insights. Management considers revenue, expenses, and net income (loss) essential measures for managing the business and allocating resources. Additionally, annual recurring revenue (“ARR”) and AUM are considered key performance metrics when evaluating the financial performance and operating results. Management believes it is beneficial to provide information on ARR and AUM below, with the understanding that they may not be comparable to similar measures presented by other companies.

Annual Recurring Revenue (ARR)

	As of December 31,
	2024	2023
ARR	$5,431,965	$2,784,627

ARR is a performance measure that we believe provides useful information to our management and investors as it allows us to better track the top-line growth of our investment advisory fees because it takes into account growth in our business. We calculate ARR as the product of the contractual management fee and related AUM for our fund offerings.

Assets Under Management (AUM)

	As of December 31,
	2024	2023
AUM	$2,064,351,981	$1,095,347,400

AUM represents the value of the assets invested across our fund offerings. Our investment advisory fees are based on our contractual management fee and AUM, calculated on a daily basis for each portfolio. We believe AUM is a performance measure that provides useful information to our management and investors as it is an indicator for the amount of investment advisory fees and the scale of our investment portfolios.

Liquidity and Capital Resources

Liquidity

The following table summarizes Strive’s available liquidity:

	December 31,
	2024	2023
Cash and cash equivalents	$6,154,615	$2,086,142
Short-term investments	16,754,951	13,563,852
Total liquidity	$22,909,566	$15,649,994

Our principal sources of liquidity are cash and cash equivalents and short-term investments. Cash and cash equivalents may include holdings in bank demand deposits, money market investments, and certificates of deposit. Strive considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Short-term investments consist of U.S. Treasury Bills that have maturity exceeding three months and less than 12 months at the time of purchase. Strive classifies short-term investments as held-to-maturity based on Strive’s intent and ability to hold these investments until maturity.

Management believes that Strive’s existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital needs, including any planned capital expenditures for at least the next 12 months.

Pursuant to closing of the Transaction, the combined entity will raise gross proceeds of approximately $750.3 million from issuing and selling 346,043,350 Class A Common Stock at $1.35 per share and 209,771,462 Pre-Funded Warrants at $1.3499 each in a Private Investment in Public Equity (“PIPE”) arrangement. We believe that our cash on hand following the consummation of the Transaction, including the proceeds from the PIPE Financing, will be sufficient to meet our anticipated potential capital expenditures, investment plans and working capital requirements for a period of at least 12 months from the date of this proxy statement/prospectus.

Cash Flows

The following table summarizes Strive’s cash flow activities:

	Year Ended December 31,
	2024	2023
Net cash and cash equivalents used in operating activities	$(21,595,503)	$(16,415,574)
Net cash and cash equivalents provided by (used in) investing activities	(3,200,758)	527,647
Net cash and cash equivalents provided by financing activities	28,864,734	5,003,749
Net increase (decrease) in cash and cash equivalents	$4,068,473	$(10,884,178)

Cash Flows from Operating Activities

The primary sources of our cash and cash equivalents from operating activities are collections from customers related to investment advisory services and interest collections from our short-term investments and holdings of cash and cash equivalents. Our primary uses of cash and cash equivalents are from general and administrative expenses and employee-related expenditures. Non-cash items to reconcile to net loss to net cash and cash equivalents used in operating activities include depreciation and amortization, accretion of discount on short-term investments, amortization of right-of-use assets and liabilities, and gain on lease remeasurement.

For the year ended December 31, 2024, net cash and cash equivalents used in operating activities was $21.6 million. This was primarily driven by $21.6 million net loss generated by Strive, which was primarily driven by operating expenses of $26.3 million, partially offset by total revenues of $3.7 million and interest and dividend income of $0.8 million. Strive’s net loss was adjusted for non-cash items aggregating to less than $0.1 million and a net change in operating assets and liabilities of $0.1 million.

For the year ended December 31, 2023, net cash and cash equivalents used in operating activities was $16.4 million. This was primarily driven by $16.9 million net loss generated by Strive, which was primarily driven by operating expenses of $20.5 million, partially offset by total revenues of $2.4 million and interest and dividend income of $1.1 million. Strive’s net loss was adjusted for non-cash items totaling $0.1 million. Further, Strive had a net change in operating assets and liabilities of $0.4 million, primarily driven a decrease in prepaid expenses of $0.5 million and an increase in accounts payable and other liabilities of $0.2 million, which were partially offset by a decrease in compensation and benefits payable of $0.4 million and an increase in other assets of $0.1 million.

Cash Flows from Investing Activities

For the year ended December 31, 2024, net cash and cash equivalents used in investing activities was $3.2 million, primarily due to net purchases of short-term investments of $3.2 million.

For the year ended December 31, 2023, net cash and cash equivalents provided by investing activities was $0.5 million, primarily due to net proceeds from short-term investments of $1.5 million, partially offset purchases of property and equipment of $1.0 million.

Cash Flows from Financing Activities

For the year ended December 31, 2024, cash provided by financing activities was $28.9 million, primarily due to proceeds from the sale of preferred stock of $28.9 million.

For the year ended December 31, 2023, cash provided by financing activities was $5.0 million, primarily due to proceeds from the sale of preferred stock of $5.0 million.

Capital Resources

Our primary sources of liquidity are cash and cash equivalents and short-term investments. Strive has historically relied on equity financing to obtain the capital required to drive growth and achieve our operational objectives while avoiding the burden of debt obligations. Strive may continue to pursue equity and equity-linked financing options as needed to maintain our financial health.

Contractual Obligations, Commitments and Contingencies

Our material contractual obligations, commitments and contingencies as of December 31, 2024, primarily include operating leases and employee compensation agreements. Strive did not have any long-term debt or other long-term liabilities.

Operating Leases

Strive maintains operating leases for its office location in Dublin, Ohio and entered into a new lease agreement for a Dallas, Texas office location in May 2025. In May 2025, Strive entered into an agreement to sub-lease the Dublin, Ohio office location to a third-party for substantially the same terms as Strive’s lease. At December 31, 2024, after giving effect to the Dallas, Texas lease entered into subsequent to December 31, 2024, Strive had operating lease payment obligations of approximately $5.8 million, of which $0.4 million is payable within 12 months. Of these amounts, $2.5 million of the future lease obligations, $0.2 million of which is due within 12 months, relate to amounts that will be recovered through lease payments from our sub-tenant for the Dublin, Ohio lease. Please refer to Note 6, “Commitments and Contingencies,” in the notes to the Consolidated Financial Statements included in this proxy statement/prospectus for further details.

Critical Accounting Policies and Estimates

Strive prepares its Consolidated Financial Statements in accordance with U.S. GAAP. The preparation of the Consolidated Financial Statements requires us to make estimates, assumptions, and judgments that can significantly impact the amounts in our financial statements and the related disclosures. Strive bases its estimates on historical experience and other assumptions that management believes are reasonable under the circumstances. Since these accounting estimates require significant judgement, Strive’s actual results may differ materially from our estimates. Strive believes that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Please refer to Note 2, “Summary of Significant Accounting Policies,” in the notes to the Consolidated Financial Statements included in this proxy statement/prospectus for a description of Strive’s significant accounting policies.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. As an emerging growth company, we may take advantage of certain exemptions from various public company reporting requirements, including certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards by delaying adoption of these standards until they would apply to private companies. We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date on which we (i) are no longer an emerging growth company and (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of effective dates applicable to public companies.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of our initial public offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We will continue to be a smaller reporting company until either (i) the market value of our stock held by non-affiliates is $250 million or more, or (ii) our annual revenue was $100 million or more during the most recently completed fiscal year and the market value of our stock held by non-affiliates is $700 million or more. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies.

Revenue Recognition

Strive earns substantially all of its revenue from investment advisory fees and investment advisory contracts. Revenues are recognized when our obligations related to the services are satisfied and it is probable that a significant reversal of the revenue amount would not occur in future periods. The obligations are satisfied over time as the services are rendered.

Investment advisory fees are determined based on a percentage of AUM, which is calculated on a daily basis, and are recognized as the services are performed over time. Fees received from investment advisory contracts are based on AUM, which changes based on the value of securities held under each investment advisory contract. These fees are thereby constrained and represent variable consideration, and they are excluded from revenue until the AUM on which Strive’s client is billed is no longer subject to market fluctuations.

AUM is generally based on the fair value of the underlying securities held by investment products and is calculated by independent third parties using fair value methods derived primarily from unadjusted quoted market prices, unadjusted independent third-party broker or dealer price quotes in active markets, or market prices or price quotes adjusted for observable price movements after the close of the primary market. The fair values of securities for which market prices are not readily available are valued internally using various methodologies which incorporate significant unobservable inputs as appropriate for each security type. As pricing of the securities is managed by the third-party fund administrators, Strive has no influence on the estimated portfolio fair values.

Intangible Assets

Strive’s intangible assets consist of a domain name that is carried at cost less accumulated amortization, which we amortize over its estimated useful life. If circumstances arise that may indicate a potential impairment, Strive performs a recoverability test using an undiscounted cash flow analysis. If the carrying value of the asset is determined to be non-recoverable based on the undiscounted cash flow test, the difference between the carrying value of the asset and its current fair value is recognized as an expense in the period in which the impairment occurs. Management regularly reviews its intangible asset for potential impairment indicators. As of December 31, 2024, management has evaluated concluded that no potential impairment indicators exist.

Deferred Tax Valuation Allowance

Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss, capital loss, and tax credit carryforwards. Management periodically evaluates the realizability of its deferred tax assets to determine whether a valuation allowance is necessary and reduce such assets to the amount that is more likely than not to be realized. If management determines that it is not more likely than not that the deferred tax asset will be fully recoverable in the future, a valuation allowance will be established for the difference between the asset balance and the amount expected to be recoverable in the future. This evaluation requires significant judgment and involves the consideration of our historical operating results, the existence of cumulative losses in recent years, ongoing prudent and feasible tax planning strategies, and projections of future taxable income.

In the fourth quarter of 2024, based on the relative weight of positive and negative evidence, including the amount of Strive’s taxable loss in 2024, and the consideration of expected future taxable earnings, management concluded that it is more likely than not that a material portion of Strive’s deferred tax assets are not realizable. Therefore, Strive had a full valuation allowance against its loss carryforwards as of December 31, 2024.

Stock-based Compensation

Stock-based compensation expense is included in employee compensation and benefits on the consolidated statements of operations. Equity classified awards are measured at the grant-date fair value of the award. Certain of the awards contain vesting conditions based solely on continued service to Strive, while others contain both a service condition and performance condition based on the occurrence of a liquidity event. For awards for which vesting is based on service conditions, Strive amortizes the grant date value of the award on a straight-line basis over the employee’s requisite service period, generally the vesting period of the award. For those awards that also include a performance condition, Strive assesses the probability of the achievement of the service condition to determine whether amortization of the grant date value of the award is appropriate.

We estimate the grant-date fair value using the fair value of the common stock on the date of grant based on multiple factors. This includes information known to us on the grant date, any recent events and their potential impact on the estimated fair value per share of the common stock, and a reasonable valuation method in accordance with Section 409A of the Code. This may include, without limitation, reliance on third-party valuations. The valuation methodology typically uses market approach.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to risks in the ordinary course of business. Management regularly assesses and manages exposures to these risks through operating and financing activities and, when appropriate, by taking advantage of natural hedges within us.

Recent Accounting Pronouncements

See Note 2 — “Summary of Significant Accounting Policies,” in the notes to the Consolidated Financial Statements included in this filing for further information on Recent Accounting Pronouncements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR ASSET ENTITIES

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” “our,” or “Asset Entities” refer to the business of Asset Entities.

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our financial condition and results of operations. This discussion and analysis should be read together with our Consolidated Financial Statements and the related notes that are included elsewhere in this proxy statement/prospectus. In addition to historical financial information, this discussion and analysis should also be read together with the unaudited pro forma consolidated financial information for the year ended December 31, 2024 and the accompanying notes included elsewhere in this proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Combined Consolidated Financial Information.”

This discussion and analysis contains forward-looking statements that are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. See the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

Asset Entities is a technology company providing social media marketing and content delivery services across Discord, TikTok, and other social media platforms. We also design, develop and manage servers for communities on Discord. Based on the growth of our Discord servers and social media following, we have developed three categories of services: (1) our Discord investment education and entertainment services, (2) social media and marketing services, and (3) our “AE.360.DDM” brand services. We also offer Ternary v2, a cloud-based subscription management and payment processing solution for Discord communities, which includes a suite of customer relations management tools and Stripe-verified payment processing. All of our services are based on our effective use of Discord as well as other social media including TikTok, X, Instagram, and YouTube.

Our Discord investment education and entertainment service is designed primarily by and for enthusiastic Generation Z, or Gen Z, retail investors, creators and influencers. Gen Z is commonly considered to be people born between 1997 and 2012. Our investment education and entertainment service focuses on stock, real estate, cryptocurrency, and NFT community learning programs designed for the next generation. While we believe that Gen Z will continue to be our primary market, our Discord server offering features education and entertainment content covering real estate investments, which is expected to appeal strongly to older generations as well. Our combined server user membership was approximately 204,588 as of March 31, 2025.

Our social media and marketing services utilize our management’s social influencer backgrounds by offering social media and marketing campaign services to business clients. Our team of social influencer independent contractors, which we call our “SiN” or “Social Influencer Network,” can perform social media and marketing campaign services to expand our clients’ Discord server bases and drive traffic to their businesses, as well as increase membership in our own servers.

Our “AE.360.DDM, Design Develop Manage” service, or “AE.360.DDM,” is a suite of services to individuals and companies seeking to create a server on Discord. We believe we are the first company to provide “Design, Develop and Manage,” or DDM, services for any individual, company, or organization that wishes to join Discord and create their own community. With our AE.360.DDM rollout, we are uniquely positioned to offer DDM services in the growing market for Discord servers.

Through Ternary v2, our subscription management and payment processing solution for Discord communities, subscribers can monetize and manage their Discord users. Ternary v2 simplifies the process for our subscribers to: (i) sell memberships to their Discord servers on their websites and collect payments through Stripe with daily payouts; (ii) add digital products and services and designate purchase options to their Discord servers; (iii) customize their user Discord permissions and roles and other Discord settings; and (iv) utilize our Discord bot to automatically apply their Discord user settings to authenticate new users, apply customizable permission sets to users, and remove users when their subscriptions expire. As a Stripe-verified partner through Ternary v2, we can also assist subscribers with integrating other platforms into their Discord servers with open application programming interfaces, further extending our platform’s capabilities.

We believe that we are a leading provider of all of these services, and that demand for all of our services will continue to grow. We expect to experience rapid revenue growth from our services. We believe that we have built a scalable and sustainable business model and that our competitive strengths position us favorably in each aspect of our business.

Our revenue depends on the number of paying subscribers to our Discord servers. During the three months ended March 31, 2025 and 2024, we received revenue from 1,254 and 438 Asset Entities Discord server paying subscribers, respectively. During the years ended December 31, 2024 and 2023, we received revenue from 1,302 and 298 Asset Entities Discord server paying subscribers, respectively.

Our Historical Performance

As of March 31, 2025, the Company had an accumulated deficit of $13,665,770 and cash and cash equivalents of $4,208,912. During the three months ended March 31, 2025 and 2024, we had a net loss of $1,624,218 and $1,386,904, respectively. During the years ended December 31, 2024 and 2023, we had a net loss of $6,393,932 and $4,931,197, respectively. To date, the Company has financed its operations primarily through capital raises and sales of its services. In April 2024, the Company filed a Registration Statement on Form S-3 (File No. 333-278707), which was declared effective by the SEC on April 26, 2024, for potential offerings of up to $100,000,000 in aggregate (the “Shelf Registration Statement”), subject to the requirement that in no event may we sell shares having a value exceeding more than one-third of our public float in any 12-month period under the Shelf Registration Statement so long as our public float remains below $75,000,000. In May 2024, the Company completed the first of a two-part private placement of its Series A Convertible Preferred Stock, $0.0001 par value per share (“Series A Preferred Stock”), for gross proceeds of $1.5 million, and in July 2024, the Company completed the second part of the private placement for an additional $1.5 million in gross proceeds. In September 2024, the Company entered into a Sales Agreement, dated as of September 27, 2024 (the “ATM Sales Agreement”), between the Company and A.G.P./Alliance Global Partners (the “Sales Agent”), and filed a prospectus supplement to the Shelf Registration Statement for an “at the market offering” of shares of Existing Class B Common Stock (the “ATM Financing”) for gross proceeds of up to $1,791,704. As of March 31, 2025, the Company had filed additional prospectus supplements to the Shelf Registration Statement to increase the maximum gross proceeds to $5,489,399. Since the commencement of the ATM Financing, a total of 5,417,700 shares has been sold, for net proceeds to the Company of $4,830,647.56, after paying $329,362 in compensation to the Sales Agent and the same amount to Boustead Securities, LLC (“Boustead”) under the Boustead ATM Waiver (as defined in “— Liquidity and Capital Resources — ATM Financing — Waivers and Consents to ATM Financing”). The Company has received confirmation from the investor in its Series A Preferred Stock that it will invest up to an additional $3 million upon request by the Company. Based on the Company’s existing cash resources and the cash expected to be received from the ATM Financing and other planned financings, it is expected that the Company will have sufficient funds to carry out the Company’s planned operations through March 31, 2026 and for at least 12 months beyond that period. For further discussion, see “— Liquidity and Capital Resources.”

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

•        our ability to acquire new customers and users or retain existing customers and users;

•        our ability to offer competitive pricing;

•        our ability to broaden product or service offerings;

•        industry demand and competition;

•        our ability to leverage technology and use and develop efficient processes;

•        our ability to attract and retain talented employees and contractors; and

•        market conditions and our market position.

Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•        have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•        present three years, instead of two years, of audited financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in its Annual Reports on Form 10-K;

•        comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•        comply with certain greenhouse gas emissions disclosure and related third-party assurance requirements;

•        submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency”;

•        disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; and

•        hold a nonbinding advisory vote on executive compensation and any golden parachute payments.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1,235,000,000, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including as to: (i) the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (ii) scaled executive compensation disclosures; (iii) presenting two years of audited financial statements, instead of three years; and (iv) compliance with certain greenhouse gas emissions disclosure and related third-party assurance requirements.

Recent Developments

May 2025 PIPE Financing

On May 26, 2025, the Company and Strive entered into subscription agreements for the PIPE Financing with certain accredited investors (the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and the Company agreed to issue and sell, (i) an aggregate of 346,043,350 shares of New Class A Common Stock at a price of $1.35 per share, (ii) pre-funded warrants to purchase 209,771,462 shares of New Class A Common Stock at a price of $1.3499 per share to certain of the subscribers in lieu of shares of New Class A Common Stock, and (iii) 555,814,812 warrants to purchase shares of New Class A Common Stock at an exercise price of $1.35 per share. The PIPE Financing is expected to close substantially concurrently with the transactions under the Merger Agreement, subject to the satisfaction of conditions precedent to the Company’s and Strive’s obligations to consummate the transactions under the Merger Agreement being satisfied or waived and such transactions being consummated, the Company obtaining shareholder approval for the issuance of the securities sold in the PIPE Financing as required by the applicable rules of Nasdaq, as well as the satisfaction of certain customary closing conditions. The Company will also be subject to certain restrictive covenants until the 45th day following the effectiveness of a registration statement filed to register the resale of the shares and shares underlying the warrants sold in the PIPE financing. The Company expects to receive aggregate gross proceeds from the PIPE Financing of approximately $750.3 million, before deducting placement agent fees and offering expenses.

Amended and Restated Agreement and Plan of Merger

On June 27, 2025, the Company entered into the Merger Agreement. See “The Merger Agreement” for a discussion of the terms of the Merger Agreement.

Executive Compensation

On April 28, 2025, the Compensation Committee (the “Compensation Committee”) of the board of directors of the Company approved annual cash bonuses for 2025 for the Company’s principal executive officer, principal financial officer and named executive officers, among others. Arshia Sarkhani, the Company’s Chief Executive Officer and President, Matthew Krueger, the Company’s Chief Financial Officer, Secretary and Treasurer, and Michael Gaubert, the Company’s Executive Chairman, each received a cash bonus of $75,000. Kyle Fairbanks, the Company’s Executive Vice-Chairman and Chief Marketing Officer, received a cash bonus of $25,000. Each of the foregoing officers is eligible to receive an annual cash bonus as determined by the Company’s board or the Compensation Committee pursuant to their respective employment agreement or consulting agreement.

Results of Operations

Comparison of Three Months Ended March 31, 2025 and 2024

The following table summarizes our results of operations for the three months ended March 31, 2025 and 2024.

Operations Data	Three Months Ended
	March 31, 2025	March 31, 2024
Revenue	$170,749	$124,841

Operating expenses
Contract labor	146,515	127,139
General and administrative	946,199	522,039
Management compensation	735,131	862,567
Total operating expenses	1,827,845	1,511,745

Loss from operations	(1,657,096)	(1,386,904)

Other income (expense)
Interest income	34,042	—
Interest expense	(1,164)	—
Total other income	32,878	—

Net loss	(1,624,218)	(1,386,904)

Revenue.    Our revenue increased 36.8% to approximately $0.17 million for the three months ended March 31, 2025 from approximately $0.12 million for the three months ended March 31, 2024. This increase was primarily due to the increased number of our Discord server paying subscribers for the three months ended March 31, 2025, including subscribers to the Pure Profits Discord server that the Company acquired in June 2024, compared to such number for the three months ended March 31, 2024. There was no material difference in the Company’s subscription pricing structure between these periods.

Operating Expenses.    Our total operating expenses increased 20.9% to approximately $1.83 million for the three months ended March 31, 2025 from approximately $1.51 million for the three months ended March 31, 2024. This increase was primarily due to an increase in advertising, marketing, payroll and other administrative expenses and administrative cost of public filings, compared to such costs for the three months ended March 31, 2024.

Loss From Operations.    Our loss from operations increased 19.5% to approximately $1.66 million for the three months ended March 31, 2025 from approximately $1.39 million for the three months ended March 31, 2024. This increase was primarily due to an increase in advertising, marketing, payroll and other administrative expenses and administrative cost of public filings, compared to such costs for the three months ended March 31, 2024.

The following table summarizes our results of operations for the fiscal years ended December 31, 2024 and 2023.

Consolidated Operations Data	Year Ended
	December 31, 2024	December 31, 2023
Revenue	$633,489	$277,038

Operating expenses
Contract labor	512,911	176,773
General and administrative	3,021,547	2,183,155
Management compensation	3,503,059	2,848,307
Total operating expenses	7,037,517	5,208,235

Loss from operations	(6,404,028)	(4,931,197)

Other income
Interest income	10,096	—
Total other income	10,096	—

Net loss	$(6,393,932)	$(4,931,197)

Revenue.    Our revenue increased 128.7% to approximately $0.6 million for the fiscal year ended December 31, 2024 from approximately $0.3 million for the fiscal year ended December 31, 2023. This increase was primarily due to an increase in revenues from the increased number of our Discord server paying subscribers during the fiscal year ended December 31, 2024, including subscribers to the OptionsSwing and Pure Profits Discord servers that the Company acquired in November 2023 and June 2024, respectively, compared to such revenues for the fiscal year ended December 31, 2023, the majority of which preceded the acquisitions of the OptionsSwing and Pure Profits Discord servers. There was no material difference in the Company’s subscription pricing structure between these periods.

Operating Expenses.    Our total operating expenses increased 35.1% to approximately $7.0 million for the fiscal year ended December 31, 2024 from approximately $5.2 million for the fiscal year ended December 31, 2023. This increase was primarily due to an increase in advertising, marketing, payroll and other administrative expenses and administrative cost of public filings of approximately $1.1 million and an increase in management compensation costs of approximately $0.7 million for the fiscal year ended December 31, 2024, compared to such costs for the fiscal year ended December 31, 2023.

Loss From Operations.    Our loss from operations increased 29.9% to approximately $6.4 million for the fiscal year ended December 31, 2024 from approximately $4.9 million for the fiscal year ended December 31, 2023. This increase was primarily due to an increase in advertising, marketing, payroll and other administrative expenses and administrative cost of public filings of approximately $1.1 million and an increase in management compensation costs of approximately $0.7 million for the fiscal year ended December 31, 2024, compared to such costs for the fiscal year ended December 31, 2023.

Liquidity and Capital Resources

As of March 31, 2025, the Company had an accumulated deficit of $13,665,770 and cash and cash equivalents of $4,208,912. During the three months ended March 31, 2025 and 2024, the Company had a net loss of $1,624,218 and $1,386,904, respectively. As of December 31, 2024, the Company had an accumulated deficit of $12,006,357 and cash balance of $2,660,624. During the years ended December 31, 2024 and 2023, we had a net loss of $6,393,932 and $4,931,197, respectively. To date, the Company has financed its operations primarily through capital raises and sales of its services. Based on the Company’s existing cash resources, the cash expected to be received from planned financings, and increased revenues expected to be generated from expanded operations due to prior asset acquisitions, it is expected that the Company will have sufficient funds to carry out the Company’s planned operations through March 31, 2026 and for at least 12 months beyond that period.

As indicated above, we may require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
Net cash used in operating activities	$(1,570,582)	$(1,042,635)	$(4,900,057)	$(3,807,623)
Net cash used in investing activities	—	(11,902)	(400,000)	(113,559)
Net cash provided by (used in) financing activities	3,118,870	—	5,036,358	6,708,328
Net increase (decrease) in cash and cash equivalents	1,548,288	(1,054,537)	(263,699)	2,787,146
Cash and cash equivalents, beginning of period	2,660,624	2,924,323	2,924,323	137,177
Cash and cash equivalents, end of period	$4,208,912	$1,869,786	$2,660,624	$2,924,323

Net cash used in operating activities was approximately $1.57 million for the three months ended March 31, 2025, as compared to net cash used in operating activities of approximately $1.04 million for the three months ended March 31, 2024. This increase was primarily due to an increase in net loss of approximately $0.24 million, a decrease in stock-based compensation of approximately $0.07 million, and a decrease in prepaid expenses of approximately $0.12 million.

Net cash used in operating activities was approximately $4.9 million for the fiscal year ended December 31, 2024, as compared to net cash used in operating activities of approximately $3.8 million for the fiscal year ended December 31, 2023. This increase was primarily due to an increase in net loss.

Net cash used in investing activities was $0 for the three months ended March 31, 2025, as compared to $0.01 million for the three months ended March 31, 2024. This change was primarily due to the non-recurrence of the purchase of property and equipment during the three months ended March 31, 2025.

Net cash used in investing activities was $0.4 million for the fiscal year ended December 31, 2024, as compared to net cash used in operating activities of approximately $0.1 for the fiscal year ended December 31, 2023. The change was primarily due to the purchase of intangible assets during the fiscal year ended December 31, 2024 compared to a lesser amount of such purchases during the fiscal year ended December 31, 2023.

Net cash provided by financing activities was approximately $3.12 million for the three months ended March 31, 2025, as compared to $0 for the three months ended March 31, 2024. This change was primarily due to the proceeds from the issuance of Existing Class B Common Stock during the three months ended March 31, 2025 and the non-occurrence of proceeds from financing activities during the three months ended March 31, 2024.

Net cash provided by financing activities was approximately $5.0 million for the fiscal year ended December 31, 2024, as compared to net cash provided by financing activities of approximately $6.7 million for the fiscal year ended December 31, 2023. The change was primarily due to the reduced amount of proceeds from the Company’s private placements during the fiscal year ended December 31, 2024 compared to the proceeds received from its February 2023 initial public offering.

Executive Employment and Consulting Agreements

On March 27, 2025, the Company entered into a letter agreement between the Company and Arshia Sarkhani, the Company’s Chief Executive Officer and President, dated as of March 27, 2025 (the “New Arshia Sarkhani Agreement”). Under the New Arshia Sarkhani Agreement, Mr. Sarkhani will remain employed by the Company for a term that will begin on April 1, 2025 and will end on April 1, 2027 unless terminated earlier in accordance with its terms or extended by mutual written agreement. For the period beginning on the day following the date of the termination of the Company’s previous letter agreement, dated as of April 21, 2022, between the Company and Mr. Sarkhani (the “Prior Arshia Sarkhani Employment Agreement”), and ending on April 1, 2027, the Company will pay Mr. Sarkhani an annual salary of $240,000. Pursuant to the New Arshia Sarkhani Agreement, the Company will also pay Mr. Sarkhani an immediate cash bonus of $25,000. Mr. Sarkhani will also be eligible to receive an annual cash bonus as determined by the Asset Entities Board or the Compensation Committee. Subject to the approval by the Company’s stockholders of an amendment to the Asset Entities Inc. 2022 Equity Incentive Plan (the “Plan”) to increase the number of shares of Existing Class B Common Stock available for grant under the Plan, and further subject to the approval of the Asset Entities Board or the Compensation Committee, Mr. Sarkhani will be granted an award of shares of Existing Class B Common Stock under the Plan in an amount to be determined by the Asset Entities Board or the Compensation Committee pursuant to a restricted stock award agreement (the “Sarkhani Award Agreement”). The shares will vest equally over two years on each anniversary of the Sarkhani Award Agreement subject to Mr. Sarkhani’s continuous service. Upon a change of control of the Company, all of the shares will vest immediately. The Sarkhani Award Agreement will also contain non-competition and non-solicitation provisions. Under the New Arshia Sarkhani Agreement, Mr. Sarkhani will be eligible to participate in standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. The New Arshia Sarkhani Agreement also contains certain confidentiality provisions. The Company may terminate Mr. Sarkhani for “cause” as defined in the New Arshia Sarkhani Agreement. If the Company terminates Mr. Sarkhani without cause, the Company will be required to pay Mr. Sarkhani a separation fee of $240,000.

On March 27, 2025, the Company entered into a letter agreement between the Company and Matthew Krueger, the Company’s Chief Financial Officer, Treasurer and Secretary, dated as of March 27, 2025 (the “New Krueger Agreement”). Under the New Krueger Agreement, Mr. Krueger will remain employed by the Company for a term that will begin on April 1, 2025 and will end on April 1, 2027 unless terminated earlier in accordance with its terms or extended by mutual written agreement. For the period beginning on the day following the date of the termination of the Company’s previous letter agreement, dated April 21, 2022, between the Company and Mr. Krueger (the “Prior Krueger Agreement”), and ending on April 1, 2027, the Company will pay Mr. Krueger an annual salary of $180,000. Pursuant to the New Krueger Agreement, the Company will also pay Mr. Krueger an immediate cash bonus of $50,000. Mr. Krueger will also be eligible to receive an annual cash bonus as determined by the Asset Entities Board or the Compensation Committee. Subject to the approval by the Company’s stockholders of an amendment to the Plan to increase the number of shares of Existing Class B Common Stock available for grant under the Plan, and further subject to the approval of the Asset Entities Board or the Compensation Committee, Mr. Krueger will be granted an award of shares of Existing Class B Common Stock under the Plan in an amount to be determined by the Asset Entities Board or the Compensation Committee pursuant to a restricted stock award agreement (the “Krueger Award Agreement”). The shares will vest equally over two years on each anniversary of the Krueger Award Agreement subject to Mr. Krueger’s continuous service. Upon a change of control of the Company, all of the shares will vest immediately. The Krueger Award Agreement will also contain non-competition and non-solicitation provisions. Under the New Krueger Agreement, Mr. Krueger will be eligible to participate in standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. The New Krueger Agreement also contains certain confidentiality provisions. The Company may terminate Mr. Krueger for “cause” as defined in the New Krueger Agreement. If the Company terminates Mr. Krueger without cause, the Company will be required to pay Mr. Krueger a separation fee of $180,000.

On March 27, 2025, the Company entered into a letter agreement between the Company and Kyle Fairbanks, the Company’s Executive Vice-Chairman and Chief Marketing Officer, dated as of March 27, 2025 (the “New Kyle Fairbanks Agreement”). Under the New Kyle Fairbanks Agreement, Mr. Fairbanks will remain employed by the Company for a term that will begin on April 1, 2025 and will end on April 1, 2027 unless terminated earlier in accordance with its terms or extended by mutual written agreement. For the period beginning on the day following the date of the termination of the Company’s previous letter agreement, dated April 21, 2022, between the Company and Mr. Fairbanks (the “Prior Kyle Fairbanks Agreement”), and ending on April 1, 2027, the Company will pay Mr. Fairbanks an annual salary of $240,000. Pursuant to the New Kyle Fairbanks Agreement, the Company will also pay Mr. Fairbanks a cash bonus of $10,000 on April 1, 2025. Mr. Fairbanks will also be eligible to receive an annual cash bonus as determined by the Asset Entities Board or the Compensation Committee. Subject to the approval by the Company’s stockholders of an amendment to the Plan to increase the number of shares of Existing Class B Common Stock available for grant under the Plan, and further subject to the approval of the Asset Entities Board or the Compensation Committee, Mr. Fairbanks will be granted an award of shares of Existing Class B Common Stock under the Plan in an amount to be determined by the Asset Entities Board or the Compensation Committee pursuant to a restricted stock award agreement (the “Fairbanks Award Agreement”). The shares will vest equally over two years on each anniversary of the Fairbanks Award Agreement subject to Mr. Fairbanks’s continuous service. Upon a change of control of the Company, all of the shares will vest immediately. The Fairbanks Award Agreement will also contain non-competition and non-solicitation provisions. Under the New Kyle Fairbanks Agreement, Mr. Fairbanks will be eligible to participate in standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. The New Kyle Fairbanks Agreement also contains certain confidentiality provisions. The Company may terminate Mr. Fairbanks for “cause” as defined in the New Kyle Fairbanks Agreement. If the Company terminates Mr. Fairbanks without cause, the Company will be required to pay Mr. Fairbanks a separation fee of $240,000.

On March 27, 2025, the Company entered into an engagement letter between the Company and Michael Gaubert, the Company’s Executive Chairman, dated as of March 27, 2025 (the “New Gaubert Agreement”). Under the New Gaubert Agreement, Mr. Gaubert will continue to provide services to the Company for a term that will begin on April 1, 2025 and will end on April 1, 2027 unless terminated earlier in accordance with its terms or extended by mutual written agreement. For the period beginning on the day following the date of the termination of the Company’s previous engagement letter, dated April 21, 2022, between the Company and Mr. Gaubert (the “Prior Gaubert Agreement”), and ending on April 1, 2027, the Company will pay Mr. Gaubert a monthly fee of $20,000. Pursuant to the New Gaubert Agreement, the Company will also pay Mr. Gaubert an immediate cash fee of $75,000. Mr. Gaubert will be eligible to receive additional cash payments as determined by the Company. Mr. Gaubert will also be reimbursed for all preapproved costs and expenses reasonably incurred in the performance of his services to the Company. Subject to the approval by the Company’s stockholders of an amendment to the Plan to increase the number of shares of Existing Class B Common Stock available for grant under the Plan, and further subject to the approval of the Asset Entities Board or the Compensation Committee, Mr. Gaubert will be granted an award of shares of Existing Class B Common Stock under the Plan in an amount to be determined by the Asset Entities Board or the Compensation Committee pursuant to a restricted stock award agreement (the “Gaubert Award Agreement”). The shares will vest equally over two years on each anniversary of the Gaubert Award Agreement subject to Mr. Gaubert’s continuous service. The Gaubert Award Agreement will also contain non-competition and non-solicitation provisions. Upon a change of control of the Company, all of the shares will vest immediately. Under the New Gaubert Agreement, Mr. Gaubert will be eligible to participate in standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. The New Gaubert Agreement also contains certain confidentiality provisions. The New Gaubert Agreement may be terminated by either party upon 30 days’ advance written notice. However, if either party breaches a material obligation under the New Gaubert Agreement, and such breach continues for a period of 10 days after the other party notifies the breaching party, the New Gaubert Agreement may be terminated immediately by notice to the breaching party. In addition, if the Company commits such a breach, or the Company terminates Mr. Gaubert in the absence of a material breach by Mr. Gaubert under the New Gaubert Agreement, then any shares granted will vest immediately, any shares due will be granted and vest immediately, and the Company will be required to pay Mr. Gaubert a separation fee of $240,000.

Each of the executive officers named above was required to sign an Employee Confidential Information and Inventions Assignment Agreement or an Independent Contractor Confidential Information and Inventions Assignment Agreement which prohibits unauthorized use or disclosure of the Company’s proprietary information, contains a general assignment of rights to inventions and intellectual property rights, non-competition provisions that apply during the term of employment or services, non-solicitation provisions that apply during the term of employment or services and for one year after the term of employment or services, and non-disparagement provisions that apply during and after the term of employment or services.

Private Placements of Series A Preferred Stock

Under a Securities Purchase Agreement, dated as of May 24, 2024, as amended by a First Amendment to Securities Purchase Agreement, dated as of June 13, 2024 (as amended, the “Ionic Purchase Agreement”), between the Company and Ionic Ventures, LLC, a California limited liability company (“Ionic”), the Company agreed to the issuance and sale of up to 330 shares of the Company’s newly designated Series A Preferred Stock for maximum gross proceeds of $3,000,000. The shares of the Series A Preferred Stock are convertible into shares of Existing Class B Common Stock. Pursuant to the Ionic Purchase Agreement, the Company was required to issue and sell 165 shares of Series A Preferred Stock at each of two closings subject to the satisfaction of the terms and conditions for each closing.

The first closing (the “First Ionic Closing”) occurred on May 24, 2024 for the issuance and sale of 165 shares of Series A Preferred Stock for gross proceeds of $1,500,000. The second closing (the “Second Ionic Closing”), for the issuance and sale of 165 shares of Series A Preferred Stock for gross proceeds of $1,500,000, was required to occur on the first business day on which the conditions specified in the Ionic Purchase Agreement for the Second Ionic Closing were satisfied or waived. On July 29, 2024, the conditions to the occurrence of the Second Ionic Closing were met. As a result, on July 29, 2024, the Company issued and sold 165 shares of Series A Preferred Stock to Ionic for gross proceeds of $1,500,000.

The Company has received confirmation from Ionic that it will invest up to an additional $3 million upon request by the Company. Any such investment will be subject to the negotiation and entry into additional or amended definitive agreements.

Compensation to Boustead Securities, LLC

In connection with each of the First Ionic Closing and the Second Ionic Closing, pursuant to the letter agreement, dated November 29, 2021, between the Company and Boustead (the “Boustead Engagement Letter”) and the Underwriting Agreement, dated as of February 2, 2023, between the Company and Boustead (as representative of the underwriters named therein) (the “Underwriting Agreement”), the Company was required to pay Boustead a fee equal to 7% of the aggregate purchase price and a non-accountable expense allowance equal to 1% of the aggregate purchase price for the Series A Preferred Stock. On the date of the First Ionic Closing, we therefore paid Boustead a total amount of $120,000. In addition, the Company was required to issue a warrant to Boustead for the purchase of 30,800 shares of Existing Class B Common Stock, equal to 7% of the number of shares of Existing Class B Common Stock that may be issued upon conversion of the shares of Series A Preferred Stock sold at the First Ionic Closing at the initial conversion price of $3.75 per share (the “May 2024 Boustead Warrant”). On the date of the Second Ionic Closing, we paid Boustead a total amount of $120,000. In addition, on the date of the Second Ionic Closing, the Company was required to issue a warrant to Boustead for the purchase of 30,800 shares of Existing Class B Common Stock, equal to 7% of the number of shares of Existing Class B Common Stock that may be issued upon conversion of the shares of Series A Preferred Stock sold at the Second Ionic Closing at the initial conversion price of $3.75 per share (the “July 2024 Boustead Warrant”).

Pursuant to an Assignment and Assumption Agreement, dated as of July 30, 2024, among Boustead, Sutter Securities, Inc., a registered broker-dealer and an affiliate of Boustead (“Sutter”), and the Company (the “First July 2024 Boustead Warrant Assignment Agreement”), all of the rights to the July 2024 Boustead Warrant were assigned by Boustead to Sutter. Pursuant to an Assignment and Assumption Agreement, dated as of July 30, 2024, among Sutter, Michael R. Jacks (the “Warrant Assignee”), Boustead, and the Company (the “Second July 2024 Boustead Warrant Assignment Agreement”), all of the rights to the July 2024 Boustead Warrant were assigned by Sutter to the Warrant Assignee, a registered representative of Sutter. Pursuant to the First July 2024 Boustead Warrant Assignment Agreement and the Second July 2024 Boustead Warrant Assignment Agreement, the July 2024 Boustead Warrant was cancelled, and a warrant (the “July 2024 Assignee Warrant”) was issued to the Warrant Assignee. The terms of the July 2024 Assignee Warrant were identical to those of the July 2024 Boustead Warrant.

The May 2024 Boustead Warrant and the July 2024 Boustead Assignee Warrant had an exercise price of $3.75 per share, subject to adjustment, five-year terms, and cashless exercise and piggyback registration rights.

ATM Financing

ATM Sales Agreement

On September 27, 2024, the Company entered into the ATM Sales Agreement with the Sales Agent. Under the terms of the ATM Sales Agreement, the Company may, from time to time, in transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act, issue and sell through or to the Sales Agent, up to a maximum aggregate amount of $1,791,704 of shares of Existing Class B Common Stock (the “ATM Shares”). The issuance and sale of the ATM Shares to or through the Sales Agent from time to time will be effected pursuant to the Shelf Registration Statement and the prospectus supplement filed by the Company with the SEC on September 30, 2024 relating to the offering of the ATM Shares and the accompanying base prospectus. In November 2024 and January 2025, the Company filed additional prospectus supplements to the Shelf Registration Statement to increase the maximum gross proceeds to $5,489,399.

Pursuant to the ATM Sales Agreement, the Company may issue and sell the ATM Shares from time to time through or to the Sales Agent, acting as sales agent or principal, subject to the terms and conditions of the ATM Sales Agreement. The Company may instruct the Sales Agent to make such sales, and the Sales Agent, as agent, will use its commercially reasonable efforts to sell the ATM Shares within the parameters set forth in the Company’s notice to sell, and subject to the satisfaction of the Company’s obligations as set forth in the ATM Sales Agreement. The Company will designate the parameters within which the ATM Shares must be sold, including at a minimum the number to be sold, the time period during which sales are requested to be made, any limitation on the number of the ATM Shares that may be sold in any one trading day, and any minimum price below which sales may not be made. The Company has no obligation to sell, and the Sales Agent is not obligated to buy or sell, any of the ATM Shares under the ATM Sales Agreement and may at any time suspend offers under the ATM Sales Agreement or terminate the ATM Sales Agreement as provided for in the ATM Sales Agreement. The offering of the ATM Shares pursuant to the related prospectus supplements to the Shelf Registration Statement and the accompanying base prospectus will terminate upon the earlier of (i) the sale of the ATM Shares pursuant to such prospectus supplement and accompanying base prospectus having an aggregate sales price of $5,489,399, and (ii) the termination by the Company or the Sales Agent of the ATM Sales Agreement pursuant to its terms.

The Sales Agent may sell ATM Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act.

Unless otherwise agreed between the Company and the Sales Agent, settlement for sales of the ATM Shares will occur on the first trading day following the date on which any sales are made. Sales of the ATM Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Sales Agent may agree. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The Company will pay the Sales Agent a cash commission of 3.0% of the gross sales price of the ATM Shares sold by the Sales Agent pursuant to the ATM Sales Agreement. Pursuant to the terms of the ATM Sales Agreement, the Company also agreed to reimburse the Sales Agent for reasonable fees and expenses, not to exceed $60,000 (including but not limited to the reasonable and documented fees and disbursements of its legal counsel), and additional amounts for annual maintenance of the ATM Sales Agreement (including but not limited to the reasonable and documented fees and disbursements of its legal counsel) on a quarterly basis, not to exceed $5,000 per quarter.

Each of the Company and the Sales Agent has the right, by giving written notice as specified in the ATM Sales Agreement, to terminate the ATM Sales Agreement in its sole discretion at any time upon five (5) days’ prior written notice. The Sales Agent also has the right to terminate the ATM Sales Agreement at any time in certain circumstances, including in the event of the occurrence of a material adverse change with respect to the Company, the failure of the Company to perform its obligations under the ATM Sales Agreement, any failure to fulfill any condition to the obligations of the Sales Agent under the ATM Sales Agreement, or any suspension or limitation of trading of the ATM Shares.

The ATM Sales Agreement contains certain covenants, representations and warranties customary for an agreement of this type. The Company agreed to provide indemnification and contribution to the Sales Agent against certain liabilities, including liabilities under the Securities Act.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included with this proxy statement/prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. We believe our most critical accounting policies and estimates relate to the following:

Intangible Assets

Intangible assets acquired are recorded at fair value. We test our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. We test our indefinite-lived intangible assets for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If the carrying value exceeds the fair value, we recognize an impairment in an amount equal to the excess, not to exceed the carrying value. Management uses considerable judgment to determine key assumptions, including projected revenue, royalty rates and appropriate discount rates. During the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023, there were no intangible asset impairment charges.

Finite-lived intangible assets are amortized using the straight-line method over their estimated useful lives, which ranges from 5 to 15 years. Our finite-lived intangible assets include acquired franchise agreements, acquired customer relationships, acquired customer lists, and internally developed software. Our indefinite-lived intangible assets include acquired domain names, trade names, and purchased software.

Intangible assets internally developed are measured at cost. We capitalize costs to develop or purchase computer software for internal use which are incurred during the application development stage. These costs include fees paid to third parties for development services and payroll costs for employees’ time spent developing the software. We expense costs incurred during the preliminary project stage and the post-implementation stage. Capitalized development costs are amortized on a straight-line basis over the estimated useful life of the software. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

Impairment of Long-lived Assets Other Than Goodwill

Long-lived assets with finite lives, primarily property and equipment, intangible assets, and operating lease right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses were $212,070 and $143,915 for the three months ended March 31, 2025 and 2024, respectively, and $944,635 and $436,066 for the year ended December 31, 2024 and 2023, respectively, and have been included as part of general and administrative expenses.

Research and Development

Research and development costs are charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved as defined under the applicable agreement.

The Company incurred research and development expenses of $99,364 and $119,009 for the three months ended March 31, 2025 and 2024, respectively, and $423,299 and $18,935 for the years ended December 31, 2024 and 2023, respectively, and have been included as part of contract labor.

Stock-Based Compensation

Service-Based Awards

The Company records stock-based compensation for awards granted to employees, non-employees, and to members of the board for their services on the board based on the grant date fair value of awards issued, and the expense is recorded on a straight-line basis over the requisite service period, which is generally one to three years.

For restricted stock awards (“RSAs”) issued under the Company’s stock-based compensation plans, the fair value of each grant is calculated based on the Company’s stock price on the date of grant.

Share Repurchase

Share repurchases are open market purchases. Share repurchases are generally recorded on the settlement date, as treasury stock. When shares are cancelled, the value of repurchased shares is deducted from stockholders’ equity through common stock with the excess over par value recorded to accumulated deficit.

Revenue Recognition

The Company recognizes revenue utilizing the following steps: (i) Identify the contract, or contracts, with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; (v) Recognize revenue when the Company satisfies a performance obligation.

Subscriptions

Subscription revenue is related to a single performance obligation that is recognized over time when earned. Subscriptions are paid in advance and can be purchased on a monthly, quarterly, or annual basis. Any quarterly or annual subscription revenue is recognized as a contract liability recorded over the contracted service period.

Marketing

Revenue related to marketing campaign contracts with customers are normally of a short duration, typically less than two (2) weeks.

AE.360.DDM Contracts

Revenue related to AE.360.DDM contracts with customers are normally of a short duration, typically less than one (1) week.

Contract Liabilities

Contract liabilities consist of quarterly and annual subscription revenue that have not been recognized. Revenue under these agreements is recognized over the related service period. Contract liabilities are expected to be recognized as revenue over a period not to exceed twelve (12) months.

As of March 31, 2025 and December 31, 2024, total contract liabilities were $667 and $369 respectively. Changes in contract liabilities for the three months ended March 31, 2025 and 2024 are as follows:

2025
Balance, January 1	$369
Deferral of revenue	298
Recognition of revenue	—
Balance, March 31	$667

As of December 31, 2024 and 2023, total contract liabilities were $369 and $3,445 respectively. Changes in contract liabilities for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Balance, January 1	$3,445	$4,648
Deferral of revenue	—	—
Recognition of revenue	(3,076)	(1,203)
Balance, December 31	$369	$3,445

Earnings per Share of Common Stock

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, “Earnings per Share” which requires presentation of basic earnings per share on the face of the statements of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common stock issuable through contingent share arrangements, stock options and warrants unless the result would be antidilutive. The Company would account for the potential dilution from convertible securities using the as-if converted method. The Company accounts for warrants and options using the treasury stock method.

As of March 31, 2025 and December 31, 2024, warrants representing 105,490 shares of common stock equivalents were excluded from the computation from diluted net loss per share as the result was anti-dilutive.

Commitments and Contingencies

The Company follows ASC 450-20, “Loss Contingencies,” to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. As of March 31, 2025 and December 31, 2024, the Company did not have any commitments and contingencies.

Segment Reporting

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. The CODM uses operating margin and net income to assess financial performance and allocate resources. These financial metrics are used by the CODM to make key operating decisions, such as the determination of the rate at which the Company seeks to grow operating margin, the allocation of budget between operating expenses and the management and forecasting of cash to ensure enough capital is available. Accordingly, we determined we operate in a single reporting segment.

Our CEO assesses performance and decides how to allocate resources primarily based on net income, which is reported on our statements of operations. Total assets on the balance sheet represent our segment assets.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03 final standard on Income Statement: Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. This guidance will be effective for us on January 1, 2027.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, which improves reportable segment disclosure requirements. Primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-07 on January 1, 2024. The amendments will be applied retrospectively to all prior periods presented in the accompanying financial statements. The adoption of ASU 2023-07 has not had a material effect on the Company’s statements and disclosures.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information was prepared using the acquisition method of accounting under GAAP, and gives effect to the transaction between Strive and Asset Entities to be accounted for as a business combination, with Strive being deemed the acquiring company for accounting purposes.

Strive was determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Strive’s existing stockholders will have the greatest voting interest in the combined entity following consummation of the Merger; (ii) the largest individual stockholder of the combined entity is an existing stockholder of Strive; (iii) directors appointed by Strive will hold a majority of board seats of the combined company; and (iv) Strive’s senior management will be the senior management of Strive following consummation of the Merger.

The following unaudited pro forma combined consolidated financial statements are based on Strive’s historical financial statements and Asset Entities’ historical financial statements, as adjusted to give effect to Strive’s acquisition of Asset Entities and certain related transactions. The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2024 gives effect to these transactions as if they had occurred on January 1, 2024. The unaudited pro forma combined consolidated balance sheet as of December 31, 2024 gives effect to these transactions as if they had occurred on December 31, 2024.

Because Strive will be treated as the accounting acquirer, Strive’s assets and liabilities will be recorded at their pre-combination carrying amounts, and the historical operations that are reflected in the unaudited pro forma financial information will be those of Strive. Asset Entities’ assets and liabilities will be measured and recognized at their fair values as of the transaction date, and combined with the assets, liabilities and results of operations of Strive after the consummation of the transaction.

The unaudited pro forma combined consolidated financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon a purchase price allocation analysis, which includes valuation analysis and other studies that have yet to be completed, pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma combined consolidated financial information. Differences between these preliminary estimates and the final acquisition accounting, expected to be completed after the closing of the transaction, will occur and these differences could have a material impact on the accompanying unaudited pro forma combined consolidated financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of changes in the fair value of Asset Entities’ common stock and changes in Asset Entities’ assets and liabilities.

The unaudited pro forma combined consolidated financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma combined consolidated financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Strive and Asset Entities been a combined company during the specified periods. The actual results reported in periods following the transaction may differ significantly from those reflected in these pro forma financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma financial information and actual results realized.

The assumptions and estimates underlying the unaudited adjustments to the pro forma combined consolidated financial statements are described in the accompanying notes, which should be read together with the pro forma combined consolidated financial statements.

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus, unless otherwise noted.

Introduction

Strive Enterprises, Inc., an Ohio corporation (“Strive”), is the parent of Strive Asset Management, LLC (“SAM”), an SEC-registered investment adviser. Asset Entities, whose common stock trades on the Nasdaq Stock Market under the symbol ASST and Strive entered into an Agreement and Plan of Merger dated May 6, 2025 (the “Original Merger Agreement”), together with Merger Sub,. Pursuant to the Original Merger Agreement, and subject to the satisfaction or waiver of customary closing conditions, Merger Sub will merge with and into SAM, with SAM surviving as a direct, wholly owned subsidiary of Asset Entities. After the completion of the Merger under the Original Merger Agreement, the combined company’s common stock is expected to trade on the Nasdaq under the symbol “ASST” and Strive will become a publicly listed entity.

Concurrently with the closing of the Merger under the Original Merger Agreement, certain institutional investors and members of Strive’s management team, will enter into a Subscription Agreement dated May 26, 2025 (the “Subscription Agreement”), under which investors will subscribe for (i) newly issued New Class A Common Stock and pre-funded warrants for an aggregate $750.3 million purchase price, and (ii) additional warrants exercisable for up to $750.3 million of New Class A Common Stock at $1.35 per share (together, the “PIPE Financing”), potentially raising up to $1.5 billion gross proceeds. Net proceeds are expected to support Bitcoin acquisitions and to position the combined company as the first Bitcoin treasury company combining traditional beta exposures with sustainable alpha-generating accumulation strategies.

Strive earns substantially all of its revenue from SAM investment advisory and sub-advisory contracts (collectively “Investment Advisory Fees” and “Investment Advisory Contracts”) related to its asset management. SAM represents substantially all of the consolidated financial activity of Strive and is the primary driver of Strive’s revenues, operating income, and balance sheet accounts. SAM is a registered investment advisor with the SEC, providing sub-advisory services for the Strive Funds (the “Funds”), a series of Strive’s exchange-traded funds (ETFs).

SAM was founded in 2022. SAM has discretionary responsibility to select each Fund’s investments in accordance with its investment objective, policies and restrictions. SAM is not responsible for selecting broker-dealers or placing the Funds’ trades. Rather, SAM constructs the overall portfolio and provides trading instructions to Empowered Funds, LLC dba EA Advisers (the “Adviser”), and, in turn, the Adviser is responsible for selecting broker-dealers and placing the Funds’ trades.

The Funds are issued in the U.S. by EA Advisers as part of the EA Series Trust. EA Advisers acts as the Funds’ investment adviser, recommending Sub-Advisers to the Trust’s Board for approval and overseeing their management. EA Advisers also handles trading, execution, administrative services, and daily affairs of the Funds. Alpha Architect LLC owns EA Advisers, which is registered with the SEC under the Investment Advisers Act of 1940.

The historical financial information of Asset Entities was derived from the audited financial statements of Asset Entities as of and for the year ended December 31, 2024, included elsewhere in this filing. The historical financial information of Strive was derived from the audited consolidated financial statements of Strive as of and for the year ended December 31, 2024, included elsewhere in this filing. This information should be read together with Asset Entities’ and Strive’s audited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Asset Entities,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Strive” and other financial information included elsewhere in this filing.

Description of the Transaction

On June 27, 2025, the Original Merger Agreement was amended and restated (the “Merger Agreement”). As part of the Merger Agreement, Merger Sub will merge directly with and into Strive, with Strive surviving as a wholly owned subsidiary of Asset Entities. In exchange for its ownership interest, Strive will receive shares of New Common Stock in Asset Entities, such that Strive will hold approximately 94.2% of the voting equity of the combined company on a fully diluted basis, excluding any subsequent PIPE Financing. Simultaneously, Asset Entities effected the Resignation under which outstanding Existing Class A Common Stock was redesignated as New Class B Common Stock and converted into New Class A Common Stock upon payment of a $2.5 million premium in consideration for control-rights adjustments.

Also at closing, Asset Entities and the PIPE investors will consummate the Subscription Agreement, pursuant to which 346,043,350 shares of Existing Class A Common Stock will be sold at $1.35 per share, yielding approximately $467,158,523 of gross proceeds and a total of 209,771,462 pre-funded warrants will be issued with an exercise price of $1.35 per share, yielding gross proceeds of approximately $283,170,497. In addition, 555,814,812 warrants will be issued with an exercise price of $1.35 per share, yielding gross proceeds of approximately $750,349,996. Net of estimated transaction fees, these combined issuances generate aggregate proceeds of roughly $1,447,425,493, all of which will be wired into escrow upon subscription and released to Asset Entities only after satisfaction of the closing conditions — including requisite stockholder approval and Nasdaq approval to issue shares in excess of 19.9% of outstanding Existing Class A Common Stock. The $1.35 price per share and per-warrant exercise price represented a 121% premium to Asset Entities’ closing market price immediately prior to the merger announcement. Net proceeds from the PIPE Financing are earmarked to fund Bitcoin acquisition strategies — targeting undervalued biotech companies, distressed Bitcoin claims and structured-credit tranches — alongside the continuation of proven beta strategies for Bitcoin treasury management.

Although Asset Entities will remain the legal acquirer, the transaction is structured as a reverse acquisition.

Management has reviewed the applicable guidance under Standards Codification (“ASC”) Topic 805, “Business Combinations” (“Topic 805”) to determine the appropriate accounting acquirer and financial reporting implications. Based on this analysis, management has concluded that the Merger will be accounted for as a reverse acquisition, where:

•        Strive will be the accounting acquirer in this reverse acquisition.

•        Strive’s historical financial statements will become the historical financial statements of the combined entity.

•        Asset Entities’ identifiable assets and liabilities will be recognized at fair value as of the acquisition date.

Strive is deemed as the accounting acquirer for the following reasons:

•        Strive shareholders will retain approximately 94.2% of the voting right subsequent to the transaction.

•        The remaining voting interests held by former Asset Entities shareholders do not constitute a coordinated minority.

•        The majority of Strive’s designated leadership will control the combined entity’s governance post business combination.

•        SEI-selected individuals will form the board and officers of the merged company.

At the Effective Time, unit or membership interest of Strive outstanding shall be converted into the right to receive a number of shares of Asset Entities’ New Class B Common Stock by the Exchange Ratio. The Exchange Ratio is calculated that Strive shall receive 94.2% of the outstanding equity of Asset Entities prior to any subsequent primary issues (i.e., PIPE issuance). Further, it is noted that except for the abovementioned consideration, there is no other form of consideration involved such as contingent consideration, other assets, equity instruments, warrants, options.

The following table summarizes the pro forma common stock shares outstanding, excluding the potential dilutive effect of the exercise of warrants.

Shareholder Description	Number of Shares	%
Former Strive shareholders and former holders of Strive equity awards	270,677,431	32.1%
Asset Entities former shareholders	16,665,914	2.0%
PIPE Investors	555,814,812	65.9%
Closing Shares	843,158,157	100%

The following unaudited pro forma combined consolidated statements of financial condition as of December 31, 2024 and the unaudited pro forma combined consolidated statements of operations for the year ended December 31, 2024, are based on the historical financial statements of Strive and Asset Entities, respectively. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma combined consolidated financial information.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2024

	Strive Enterprises, Inc. and Subsidiaries (Historical)	Asset Entities Inc (Historical)	Reclassification Adjustments	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$6,154,615	$2,660,624	$—		$723,337,746	(g)	$732,152,985
Short-term investments	16,754,951	—	—		—		16,754,951
Prepaid expenses	351,313	37,228	—		(10,472)	(j)	378,069
Other assets	500,000	—	—		—		500,000
Total current assets	23,760,879	2,697,852	—		723,327,274		749,786,005
Property and equipment, net	951,362	10,114	—		(1,114)	(b)	960,362
Intangible assets, net	187,207	509,500	—		458,500	(c)	1,155,207
Right-of-use lease asset	1,786,270	—	—		—		1,786,270
Loans receivable	1,455,580	—	—		(1,455,580)	(j)	—
Deposits	56,243	—	—		(5,988)	(j)	50,255
Goodwill	—	—	—		77,252,408	(h)	77,252,408
Total assets	$28,197,541	$3,217,466	$—		$799,575,500		$830,990,507

LIABILITES AND STOCKHOLDER’S EQUITY
Current liabilities:
Compensation and benefits payable	$1,112,032	$—	$200,000	(a)	$—		$1,312,032
Accounts payable and other liabilities	2,226,673	430,526	(199,631)	(a)	9,323,201	(m)	11,780,769
Contract liabilities	—	369	(369)	(a)	—		—
Total current liabilities	3,338,705	430,895	—		9,323,201		13,092,801
Non-current operating lease liabilities	1,516,316	—	—		—		1,516,316
Total liabilities	$4,855,021	$430,895	$—		$9,323,201		$14,609,117

Preferred stock	$72,488,497	$—	$—		$(72,448,497)	(d)	$—
Class A common stock	20	100	—		572,361	(d)	572,481
Class B common stock	4	906	—		2,650	(d)	3,560
Additional paid-in capital	—	14,791,922	—		863,388,320	(d)	878,180,242
Accumulated deficit	(49,146,001)	(12,006,357)	—		(1,222,535)	(d)	(62,374,893)
Total stockholders’ equity	$23,342,520	$2,786,571	$—		$790,252,299		$816,381,390

Total liabilities and stockholder’s equity	$28,197,541	$3,217,466	$—		$799,575,500		$830,990,507

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2024

	Strive Enterprises, Inc. and Subsidiaries (Historical)	Asset Entities Inc (Historical)	Reclassification Adjustments	Note	Transaction Accounting Adjustments	Note	Pro Forma Combined
Investment advisory fees	$3,591,727	$—	$—		$—		$3,591,727
Revenue	—	633,489	—		—		633,489
Other income	58,379	—	—		—		58,379
Total revenue	3,650,106	633,489	—		—		4,283,595

OPERATING EXPENSES
Fund management and administration	4,866,902	—	—		—		4,866,902
Contract labor	—	512,911	(512,911)	(a)	—		—
Employee compensation and benefits	9,135,102	—	3,503,059	(a)	5,445,003	(k)	18,083,163
Management compensation	—	3,503,059	(3,503,059)	(a)	—		—
General and administrative expense	11,248,243	3,021,547	512,911	(a)	7,780,856	(i)	22,563,557
Marketing and advertising	861,618	—	—		—		861,618
Depreciation and amortization	192,211	—	—		152,755	(l)	344,966
Operating expenses	26,304,076	7,037,517	—		13,378,614		46,720,207

LOSS FROM OPERATIONS	(22,653,970)	(6,404,028)	—		(13,378,614)		(42,436,612)

Interest and dividend income	794,839	10,096	—		(3,033)	(j)	801,902
Gain on lease remeasurement	279,265	—	—		—		279,265
Other income, net	1,074,104	10,096	—		(3,033)		1,081,167

LOSS BEFORE INCOME TAXES	(21,579,866)	(6,393,932)	—		(13,381,647)		(41,355,445)
Income tax benefit	—	—	—		—		—
NET LOSS	$(21,579,866)	(6,393,932)	$—		$(13,381,647)		$(41,355,445)
Dividends on Series A Preferred Stock	—	54,110	—		—		51,110
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(21,579,866)	(6,448,042)	$—		$(13,381,647)		$(41,406,555)

Weighted average number of Class A and Class B common shares outstanding:
Basic	2,213,424	3,788,525				(n)	843,268,307
Diluted	2,213,424	3,788,525				(n)	843,268,307

Net loss per share attributable to Class A and Class B common shareholders:
Basic	$(9.75)	$(1.70)				(n)	$(0.05)
Diluted	$(9.75)	$(1.70)				(n)	$(0.05)

Note 1 — Basis of Presentation

The unaudited pro forma combined consolidated financial information has been prepared in accordance with Rule 8-05 and Article 11 of SEC Regulation S-X. The unaudited pro forma combined consolidated statements of operations for the year ended December 31, 2024 give effect to the merger and other events as if it had been consummated on January 1, 2024 and combine the historical statements of operations of Strive and Asset Entities as of such date.

The unaudited pro forma combined consolidated statements of financial condition as of December 31, 2024 gives effect to the merger and other events and combines the historical balance sheets and statements of operations of Strive and Asset Entities as of and for the year ended December 31, 2024. Based on Strive’s preliminary review of Strive’s and Asset Entities’ summary of significant accounting policies and preliminary discussions between management teams of Strive and Asset Entities, the nature and amount of any adjustments to the historical financial statements of Asset Entities to conform its accounting policies to those of Strive are not expected to be material. Upon completion of the merger, further review of Asset Entities’ accounting policies may result in additional revisions to Asset Entities’ accounting policies and classifications to conform to those of Strive.

The unaudited pro forma combined consolidated financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revisions as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma combined consolidated financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons, (i) changes in initial assumptions in determination of the accounting acquirer and related accounting, (ii) changes in Asset Entities’ assets and liabilities, which are expected to be completed after the closing, and these differences could have a material impact on the accompanying unaudited pro forma combined consolidated financial information and the combined entity’s future results of operations and financial position.

The unaudited pro forma combined consolidated financial information has been presented for illustrative purpose only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Merger occurred on the dates indicated. Further, the unaudited pro forma combined consolidated financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent Strive management’s estimates based on information available as of the date of the unaudited pro forma combined consolidated financial information and is subject to change as additional information becomes available and analyses are performed.

The historical consolidated financial statements of Strive and Asset Entities were prepared in accordance with accounting policies generally accepted in the United States of America and shown in U.S. dollars.

For the purposes of these pro forma financial statements, the preliminary purchase price consideration is as follows:

Estimated Asset Entities shares outstanding after close	287,343,345
Ownership retained by Asset Entities’ shareholders	5.8%
Number of estimated shares of Asset Entities to be issued	16,665,914
Multiplied by Asset Entities’ Class B common stock opening stock price per share	$4.83
Estimated purchase price consideration	$80,496,365

Note 2 — Preliminary purchase price allocation

For accounting purposes, Strive is considered to be the acquiring company and the merger is expected to be accounted for as a reverse recapitalization of Asset Entities by Strive, because on the merger date the pre-combination assets of Asset Entities are expected to be primarily cash and other non-operating assets. The Strive reverse merger is accounted for using the acquisition method of accounting in accordance with ASC Topic 805. Strive is the accounting acquirer as Strive will have assumed control over Asset Entities as of the closing date. Topic 805 requires, among other things, that the assets acquired, and liabilities assumed be recognized at their acquisition date fair values, with any excess of the purchase price over the estimated fair values of the identifiable net assets acquired recorded as goodwill.

The following table summarizes the preliminary purchase price allocation for the Asset Entities reverse merger:

Identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	$2,660,624
Prepaid expenses	37,228
Property and equipment, net	9,000
Intangible assets, net	968,000
Compensation and benefits payable	(200,000)
Accounts payable and other liabilities	(230,895)
Total identifiable net assets	$3,243,957
Goodwill	$77,252,408

The allocation of the preliminary purchase price for Asset Entities is based upon management’s estimates of and assumptions related to the fair value of the consideration transferred, assets acquired, and liabilities assumed as of the filing of the Form S-4 using currently available information. The unaudited pro forma combined consolidated financial information has been prepared based on these preliminary estimates, such that the final purchase price allocation and the resulting effect on the Company’s financial position and earnings results may differ significantly from the pro forma amounts included herein.

Note 3 — Transaction Accounting Adjustments

a.      During the preparation of the unaudited pro forma combined consolidated financial information, management performed a preliminary analysis of Asset Entities’ financial information to identify differences in financial statement presentation compared to the presentation of Strive. Certain reclassifications have been made to the historical consolidated presentation of Asset Entities to conform to the financial statement presentation of the Company.

The table below summarizes the reclassification adjustments made to present the unaudited historical financial statements of Asset Entities as of and for the year ended December 31, 2024 in conformity with the unaudited historical consolidated financial statements of Strive as of and for the year ended December 31, 2024.

Historical Asset Entities Inc. Balance Sheet Line Item	Strive Line Item	Historical Asset Entities	Reclassifications	Historical Asset Entities Reclassified
Accounts payable and credit card liability	Accounts payable and other liabilities	430,526	(199,631)	230,895
Compensation and benefits payable	Compensation and benefits payable	—	200,000	200,000
Contract liabilities		369	(369)	—
Historical Asset Entities Inc. Statement of Operations Line Item	Strive Line Item	Historical Asset Entities	Reclassifications	Historical Asset Entities Reclassified
Contract labor	General and administrative expense	512,911	(512,911)	—
General and administrative	General and administrative expense	3,021,547	512,911	3,534,458
Management compensation	Employee compensation and benefits	3,503,059	(3,503,059)	—
Employee compensation and benefits	Employee compensation and benefits	—	3,503,059	3,503,059

b.      Reflects the adjustment to property, plant and equipment, net (“PP&E”) of $(1,114) to reflect the estimated fair value of the acquired PP&E of $9,000.

The following table summarizes the estimated fair values for the identified PP&E assets and the remaining estimated useful life, where applicable:

	Fair Value	Remaining Estimated Useful Life (in years)
Buildings and building improvements	$9,000	5
Total fair value	9,000
Less: Asset Entities’ historical PP&E, net of accumulated depreciation	(10,114)
Pro forma adjustment to property, plant and equipment, net	$(1,114)

The pro forma impact to depreciation expense on the unaudited pro forma combined consolidated statements of operations is a $912 decrease to depreciation expense.

c.      Reflects the adjustment to intangible assets, net resulting in a $458,500 increase to reflect the estimated fair value of the acquired intangible assets of $968,000.

The following table summarizes the estimated fair values for each intangible asset and the estimated useful life:

	Fair Value	Estimated Useful Life (in years)
Trade names and Discord domain names	$410,000	10
Purchased technology	8,000	3
Customer relationships	550,000	5
Total fair value	968,000
Less: Asset Entities’ historical intangible assets, net of accumulated amortization	(509,500)
Pro forma adjustment to intangible assets, net	$458,500

The pro forma impact to amortization expense on the unaudited pro forma combined consolidated statements of operations is a $153,667 increase to amortization expense.

d.      The total pro forma adjustment to total Strive Enterprises, Inc. and Subsidiaries stockholders’ equity is summarized below:

Elimination of historical equity balance of Asset Entities	$(2,786,571)
Estimated purchase price consideration	80,496,365
Non-recurring acquisition-related expenses (refer to note (e) below)	(9,483,250)
Adjustment to equity from issuance of proceeds from PIPE (refer to notes (g) and (i) below)	723,337,746
Adjustment reflects the elimination of assets and liabilities attributable to SWM (refer to note (j) below)	(1,311,991)
Pro forma adjustment to total Strive Enterprises, Inc. and Subsidiaries stockholder’s equity	$790,252,299

e.      Reflects the adjustment of $9,483,250 for an accrual for non-recurring expenses related to the Asset Entities Merger incurred or expected to be incurred that are not reflected in the historical financial statements. The adjustment has been recorded as a liability within Accounts payable and other liabilities with a corresponding reduction to equity on the unaudited pro forma combined consolidated statements of financial condition. The amount has also been reflected as a non-recurring expense classified within General and administrative expense in the unaudited pro forma combined consolidated statements of operations for the year ended December 31, 2024.

f.       In connection with the Merger qualifying as the occurrence of a liquidity event, the performance condition for certain grant-date Restricted Stock Units (“RSUs”) of Strive is deemed satisfied as of the closing date. Accordingly, the portion of such RSUs in which the related time-based vesting has occurred will vest as of the closing date of the Merger. The pro forma combined consolidated statements of financial condition and statements of operations reflect a transaction accounting adjustment of $6,078,447 to accrue and expense the unrecognized share-based compensation cost related to these RSUs. Refer to note (k) for more information.

g.      Reflects net proceeds of $723,337,746 from issuing and selling 346,043,350 Class A Common Stock at $1.35 per share and 209,771,462 pre-funded warrants at $1.3499 each in a private placement pursuant to the Subscription Agreements.

h.      Represents the preliminary estimate of goodwill based on the preliminary purchase price allocation.

i.       The total pro forma adjustment to General and administrative expense is summarized below:

Non-recurring acquisition-related expenses (refer to note (e) above)	$9,483,250
Adjustment reflects the elimination of General and administrative expense directly attributable to SWM (refer to note (j) below)	(1,702,394)
Pro forma adjustment to General and administrative expense	$7,780,856

j.       During 2025, in line with the proposed reverse merger, management began internal discussions on various strategies for separating from SWM. The Company determined that the planned exit from SWM did not represent a strategic shift with a major effect on its consolidated results of operations. As a result, SWM was not classified as discontinued operations as of or for the year ended December 31, 2024.

The following activities related to the statement of financial condition and statement of operations are directly attributable to SWM:

Consolidated Statement of Financial Condition
Prepaid expenses	$(10,472)
Loan receivable	(1,455,580)
Deposits	(5,988)
Accounts payable and other liabilities	(160,049)
Additional paid-in capital	(3,644,796)
Accumulated deficit	2,332,805
Consolidated Statement of Operations
Employee compensation and benefits	$(633,444)
General and administrative expense	(1,702,394)

k.      The total pro forma adjustment to Employee compensation and benefits expense is summarized below:

Stock compensation expense recognized as a result of the Merger (refer to note (f))	6,078,447
Adjustment reflects the elimination of employee compensation and benefits expenses directly attributable to SWM (refer to note (j) above)	(633,444)
Pro forma adjustment to Employee compensation and benefits expense	$5,445,003

l.       The total pro forma adjustment to Depreciation and amortization is summarized below:

Depreciation expense recognized related to the fair value of PP&E (refer to note (b))	$(912)
Amortization expense recognized related to the fair value of intangible assets (refer to note (c))	153,667
Pro forma adjustment to General and administrative expense	$152,755

m.     The total pro forma adjustment to Accounts payable and other liabilities is summarized below:

Non-recurring acquisition-related expenses (refer to note (e) above)	9,483,250
Accounts payable and other liabilities directly attributable to SWM (refer to note (j) above)	(160,049)
Pro forma adjustment to Employee compensation and benefits expense	$9,323,201

n.      For purposes of the unaudited pro forma combined consolidated financial information, the pro forma earnings (loss) per common share figures have been calculated using the pro forma weighted average number of Class A common stock and Class B common stock which would have been outstanding for the year ended December 31, 2024 assuming the completion of the Transaction on January 1, 2024.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Asset Entities Market Information

Asset Entities’ Existing Class B Common Stock is listed on the Nasdaq Capital Market tier of Nasdaq under the symbol “ASST”. The closing price of Existing Class B Common Stock on May 6, 2025, the last full trading day before the public announcement of the execution of the Merger Agreement, was $0.61 per share. On [*], 2025, the latest practicable date before the date of this proxy statement/consent solicitation statement/prospectus, the closing price of Existing Class B Common Stock was $[*] per share. Asset Entities’ Existing Class A Common Stock is not listed, quoted or traded on any stock exchange or over-the-counter market.

The market price of shares of Existing Class B Common Stock has fluctuated since the date of the announcement of the Merger and may continue to fluctuate from the date of this proxy statement/prospectus, the date of the Special Meeting and the Closing Date. No assurance can be given concerning the market price of shares of Existing Class B Common Stock after completion of the Merger. Asset Entities stockholders are advised to obtain current market quotations for Existing Class B Common Stock and to review carefully the other information contained in this proxy statement/prospectus.

As of [*], 2025, there was one holder of record of Existing Class A Common Stock, which is not listed, quoted or traded on any stock exchange or over-the-counter market, and 19 holders of record of our Class B Common Stock. In computing the number of holders of record of Existing Common Stock, holders whose shares are held in nominee or “street name” accounts through banks, brokers or other financial institutions are not included.

Asset Entities Dividend Policy

Asset Entities has never declared or paid cash dividends on Existing Common Stock. Asset Entities currently intends to retain all available funds and any future earnings for use in the operation of Asset Entities’ business and does not anticipate paying any cash dividends on Existing Common Stock in the near future. Asset Entities may also enter into credit agreements or other borrowing arrangements in the future that will restrict its ability to declare or pay cash dividends on Existing Common Stock. Any future determination to declare dividends will be made at the discretion of the Asset Entities Board and will depend on its financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that the Asset Entities Board may deem relevant.

Strive Market Information

Strive is a private company and none of the Strive Capital Stock has ever been publicly traded, and thus there is no established public trading market for any of the Strive Capital Stock.

As of the date of this proxy statement/prospectus, there are four holders of Strive Common Stock — two holders of Strive Class A Voting Common Stock and two holders of Strive Class B Non-Voting Common Stock.

Effect of the Transactions on Strive Common Stock

As a result of the Transactions, Vivek Ramaswamy, together with an affiliated trust managed by a third-party trustee and investment advisor, are the sole beneficial owners of Strive’s Class A Voting Common Stock prior to completion of the Merger, and are expected to become the largest holders of voting power of New Strive. One holder of Strive Class B Non-Voting Common Stock, Anson Frericks, is expected to hold more than 5% of the voting power of New Strive after giving effect to the Transactions (including the PIPE Financing). The other holders of Strive Common Stock are expected to hold less than 5% of the New Common Stock and the voting power of New Strive after giving effect to the Transactions (including the PIPE Financing). Vivek Ramaswamy and certain existing shareholders of Strive are expected to enter into the Shareholders Agreement with the Company upon Closing.

Strive Dividend Policy

Strive has never declared or paid cash dividends. Strive currently intends to retain all available funds and any future earnings for use in the operation of Strive’s business and does not anticipate paying any cash dividends in the near future.

Strive Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents information regarding securities authorized for issuance under Strive equity compensation plans as of December 31, 2024.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights(2) (a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(3) (c)
Equity Compensation Plans Approved by Stockholders(1)	650,901	0	254,295
Equity Compensation Plans Not Approved by Stockholders	0	0	0
Total	650,901	0	254,295

____________

(1)      Includes Strive Enterprises, Inc. Amended and Restated 2022 Equity Incentive Plan (“Strive EIP”).

(2)      Column (a) includes shares issuable pursuant to outstanding Strive restricted stock units (“RSUs”) and outstanding Strive restricted stock awards (“RSAs”) under the Strive EIP. RSUs and RSAs are not reflected in the weighted exercise price in column (b) as these awards do not have an exercise price.

(3)      Column (c) consists of shares available for future issuance under the Strive EIP. Under the Strive EIP, Strive may grant awards consisting of options, RSAs, RSUs and other stock awards.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this proxy statement/prospectus that are not historical facts, including financial estimates and projections and statements with respect to Asset Entities’, Strive’s or New Strive’s performance and to the expected timing, completion and effects of the Merger, including expected synergies, constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the SEC. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the Merger, including future financial and operating results, Asset Entities’, Strive’s or New Strive’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements are based on the current beliefs and expectations of the managements of Asset Entities and Strive and are subject to significant risks and uncertainties outside of their control. Words such as “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “aims,” “potential,” “will,” “would,” “could,” “considered,” “likely,” “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on future circumstances that may or may not occur. Actual results may differ materially from the current beliefs and expectations of the management of Asset Entities and Strive depending on a number of factors affecting their businesses and risks associated with the successful execution of the Merger and the integration and performance of Asset Entities following the Merger. In evaluating these forward-looking statements, you should carefully consider the risks described herein and in other reports that Asset Entities and Strive file with the SEC. See “Risk Factors.” Factors which could have a material adverse effect on operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to:

•        the occurrence of any event, change, or other circumstances that could give rise to the termination of or delay the Closing, including the failure of Asset Entities’ stockholders to approve the Proposals;

•        the ability to recognize the anticipated objectives and any benefits of the Merger, including the anticipated tax treatment of the Merger;

•        changes in applicable laws, regulations or permits affecting Strive or Asset Entities operations or the industries in which each operates;

•        the possibility that Strive and Asset Entities may be adversely affected by other economic, business or competitive factors, including factors affecting the industries in which they operate or upon which they rely and are dependent;

•        any litigation involving either or both of Strive or Asset Entities, which could prevent or delay the closing of the Merger or otherwise negatively impact each of Asset Entities’ and Strive’s businesses and operations;

•        the significant transaction costs that Asset Entities and Strive will incur in connection with the Merger;

•        the possibility that Asset Entities’ and Strive’s reliance on information technology in their operations, and any material failure, inadequacy, interruption or security failure of that technology could harm their business, and further, cybersecurity incidents could have a material adverse effect on their business, their results of operations and financial condition;

•        rapid changes in technology, which could affect Asset Entities’ and Strive’s ability to compete;

•        risks related to Asset Entities’ and Strive’s businesses being subject to other government regulations and changes in current or future laws, regulations or rules could restrict their respective abilities to operate in the manner currently contemplated.

•        the Merger being subject to conditions, including conditions that may not be satisfied or waived on a timely basis or at all, and which if delayed or not satisfied may prevent, delay or jeopardize the consummation of the Merger, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Merger;

•        the possibility that the Merger may distract Asset Entities’ and Strive’s respective management teams from their other responsibilities and the Merger Agreement may limit each of Asset Entities’ ability and Strive’s respective abilities to pursue new opportunities;

•        the possibility that the Merger, including uncertainty regarding the Merger, may cause third parties to delay or defer decisions concerning Asset Entities and Strive and could adversely affect Asset Entities’ and Strive’s ability to effectively manage their respective businesses;

•        business uncertainties while the Merger is pending, which may negatively impact Asset Entities’ ability and Strive’s ability to attract and retain personnel;

•        our stock price, which may fluctuate significantly;

•        the Exchange Ratio being based on predetermined ownership percentages meaning that Asset Entities stockholders will bear the risk of a decrease in value of Strive during the pendency of the Merger, and Strive stockholders will bear the risk of a decrease in the value of Asset Entities during the pendency of the Merger;

•        the Exchange Ratio being dependent upon the amount of then outstanding Asset Entities common stock and Strive common stock at the Closing, which means that the Exchange Ratio will not be determined until immediately prior to the Closing;

•        the termination of the Merger Agreement, which could negatively impact Asset Entities and Strive and, in certain circumstances, could require Asset Entities to pay certain termination fees to Strive;

•        insider control over New Strive that could limit your ability to influence the outcome of key transactions, including a change of control;

•        certain provisions of Nevada law and our articles of incorporation and bylaws that may deter third parties from acquiring us; and

•        the fact that we do not anticipate paying any cash dividends in the foreseeable future.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the “Cautionary Statement Regarding Forward-Looking Statements,” financial statements and notes to the financial statements included, in evaluating the Merger and the Proposals to be voted on at the Special Meeting. Certain of the following risk factors describe the risks and uncertainties facing New Strive following the Closing and have been prepared as if the Merger is complete. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Merger, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of New Strive following the Merger. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Asset Entities that may later prove to be incorrect or incomplete.

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or “Strive” before the closing refer to Strive, and all references in this section to “we,“ “us,“ “our,“ or “Strive” after the Closing refer to New Strive, unless otherwise specified, including each of Strive and Asset Entities following the Closing.

Risks Related to the Merger

Failure to satisfy the conditions to the Closing on a timely basis or at all could cause delay and additional expense or prevent the Merger from occurring altogether.

The Merger Agreement contains conditions to the Closing that must be fulfilled (or, as permitted by law, waived by the parties) in order to complete the Merger. These conditions include, among other customary conditions, the approval of Asset Entities stockholders of the Stock Issuance, the PIPE Financing and the Organizational Documents Amendments and the listing of the New Class A Common Stock on Nasdaq. Several of these conditions, such as obtaining Asset Entities stockholder approval and the Nasdaq listing, are partially or largely outside of the control and timing of Strive and Asset Entities and may be driven by factors unrelated to the Merger or the parties thereto, including administrative backlog.

The Merger Agreement may be terminated by either party if the Closing does not occur by February 6, 2026. Should satisfaction of these conditions take longer than the parties anticipate, or if any condition is not met by such date, the parties will need to mutually agree to either postpone the Closing until the condition(s) are met or to waive or amend the condition. If a Closing condition cannot be met on a timely basis, or the parties are unable to agree on a waiver or amendment, the Closing may be delayed or the Merger Agreement may be terminated, subject to the terms and conditions contained therein.

There can be no assurance that the conditions to the Closing will be satisfied or waived or that the Merger will be completed. Any delay in completing the Merger could cause Strive and Asset Entities not to realize some or all of the benefits that the parties expect the Merger to achieve. Furthermore, the parties will fail to realize any benefits of the Merger should the Closing not occur, and in such event, each party will be subject to the go-forward risks of its respective business, potential reputational and economic harm that may result from a failure to consummate the Merger, and the potential economic burden of certain fees or expenses associated with a termination of the Merger Agreement.

Nasdaq may not list the New Class A Common Stock on its exchange, which could prevent consummation of the Merger.

It is a closing condition to the Merger that the New Class A Common Stock be approved for listing on Nasdaq, subject only to official notice of issuance. Asset Entities has applied to list the New Class A Common Stock on Nasdaq under the symbol “[*]”. There can be no assurance that Asset Entities will be able to meet Nasdaq’s initial listing requirements or that it will otherwise be approved for listing. If Asset Entities fails to meet the initial listing requirements, neither Asset Entities nor Strive would be required to consummate the Merger. Additionally, if the New Class A Common Stock is not approved for listing on Nasdaq, but the parties nevertheless waive this closing condition, Asset Entities stockholders would receive shares of New Class A Common Stock that do not trade on an exchange. Finally, even if the New Class A Common Stock is listed on Nasdaq, the public market for the New Class A Common Stock may not be liquid or New Strive may be unable to maintain the listing on Nasdaq in the future.

Certain of Asset Entities’ directors, executive officers and major stockholders have interests in the Merger that are different from, and may potentially conflict with, Asset Entities’ interests and the interests of its unaffiliated stockholders.

Certain of Asset Entities’ directors, executive officers and major stockholders have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated stockholders and that may create potential conflicts of interest. Certain Asset Entities executive officers and directors control or beneficially own interests in AEH, which will receive the High Vote Waiver Payment, and will therefore have an indirect financial interest in the Merger. Asset Entities’ executive officers will continue their employment with Asset Entities, and will receive salary, incentive compensation and other benefits. Arshia Sarkhani, the Chief Executive Officer and President and a director of Asset Entities, will become the Chief Marketing Officer and a director of New Strive. See “The Merger — Interests of Asset Entities Directors and Executive Officers in the Merger”).

Termination of the Merger Agreement could trigger payment of fees or expenses to Strive, as well as negatively impact the business, financial condition, results of operations or stock price of Asset Entities.

If the Merger is not consummated, Asset Entities may be subject to a number of adverse effects, including:

•        Asset Entities may be required to pay Strive a $10,000,000 termination fee under certain circumstances;

•        the price of Existing Class B Common Stock may decline;

•        Asset Entities may experience negative reactions from the financial markets or from its employees, suppliers or customers; and

•        costs related to the Merger, such as legal, accounting, financial advisory and proxy solicitation fees, must be paid even if the Merger is not completed.

While Strive may become obligated under the Merger Agreement to pay Asset Entities a termination fee of $10,000,000, such Strive obligation arises only under limited circumstances and, even if such obligation does arise, such payment may not be sufficient to compensate Asset Entities for any adverse effects resulting from the termination of the Merger Agreement.

In addition, if the Merger is not consummated, Asset Entities could be subject to litigation related to any failure to consummate the Merger or related to any enforcement proceedings commenced against Asset Entities to perform its obligations under the Merger Agreement. Finally, if the Merger is not consummated and the Asset Entities Board seeks another business combination, there can be no assurance that Asset Entities would be able to find another business combination partner on terms as favorable as those of the Merger Agreement or at all.

Strive is not a publicly traded company and does not have a long operating history, making it difficult to determine the fair market value of Strive or the Merger Consideration.

Strive Capital Stock is and has been privately held and is not currently traded on any public market, which makes it difficult to determine the fair market value of Strive, any Strive Capital Stock or the New Class A Common Stock. In addition, Strive began its financial services operations in August 2022. Further, the unaudited pro forma financial information contained in this proxy statement/prospectus is presented for purposes of presenting the historical consolidated financial statements of Asset Entities with the historical financial statements of Strive, as adjusted to give effect to the Merger, and is not necessarily indicative of the financial condition or results of operations of the business following the Merger. While Asset Entities engaged Newbridge for its analysis and Opinion as to the fairness, from a financial point of view, to the holders of Existing Common Stock of the Merger Consideration to be issued to holders of Strive Capital Stock pursuant to the Merger Agreement, which analysis required an estimate of the value of Strive and the pro forma combined business, such analysis and such unaudited pro forma financial information were estimates made on the basis of the historical financial statements and then-available information of Strive and Asset Entities, and were subject to numerous assumptions and factors, including about Strive and Asset Entities individually, and their then-current and future financial condition and results of operations. Any change in Strive’s financial condition or results of operations may cause significant variations in the price of its common stock. See “Unaudited Pro Forma Combined Consolidated Financial Information” for more information.

Any estimate of the fair market value of Strive or any Strive Capital Stock is only an estimate and depends on multiple variables, including the price of Bitcoin, management’s strategy execution, and the performance of the broader Bitcoin treasury company sector, market activity, the impact of the Merger, and other factors, that could positively or negatively affect such values.

The Exchange Ratio is based on predetermined ownership percentages and is not adjusted before or at Closing to account for the performance of Asset Entities or Strive.

If the Merger is completed, each share of Strive Capital Stock outstanding immediately prior to the Merger will automatically be converted into the right to receive the Merger Consideration. Because the Exchange Ratio is based on predetermined ownership percentages (subject to dilution for certain issuances of securities), Asset Entities stockholders will bear the risk of a decrease in the value of Strive during the pendency of the Merger, and Strive stockholders will bear the risk of a decrease in the value of Asset Entities during the pendency of the Merger.

The Merger is subject to conditions, including conditions that may not be satisfied or waived on a timely basis or at all, and which if delayed or not satisfied may prevent, delay or jeopardize the Closing, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Merger.

Even if the Merger is approved by the Asset Entities stockholders, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement — Conditions to Completion of the Merger” in this proxy statement/prospectus. We cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed, and Asset Entities may lose some or all of the intended benefits of the Merger and incur significant costs that it will not be able to recover or recoup.

There can be no assurance that Asset Entities will be able to obtain sufficient cash to pay the High Vote Waiver Payment in a timely manner or at all.

The Merger Agreement requires that Asset Entities shall take all actions necessary to effect the High Vote Stock Conversion after the receipt of the Asset Entities Stockholder Approval and prior to effectiveness of the Organizational Documents Amendments. In connection with such requirement, Asset Entities must make the High Vote Waiver Payment to the holders of the Existing Class A Common Stock in consideration for effecting the High Vote Stock Conversion. Paying the High Vote Waiver Payment is not conditioned on Asset Entities having sufficient available cash and access to liquidity to fund the High Vote Waiver Payment. While Asset Entities believes it will be able to fund the High Vote Waiver Payment in full, there can be no assurance that Asset Entities will be able to obtain sufficient cash to pay the High Vote Waiver Payment in a timely manner or at all. Failure to make such payment may prevent Asset Entities from complying with its other obligations prior to the Effective Time, which in turn may prevent or delay the Merger.

Stockholder litigation could prevent or delay the Closing or otherwise negatively impact each of Asset Entities’ and Strive’s businesses and operations.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into acquisition, merger or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and other resources to the lawsuit. An adverse judgment could result in monetary damages, which could have a negative impact on Asset Entities’ or Strive’s liquidity and financial condition.

Any lawsuits brought against Asset Entities, Strive, or Asset Entities’ directors could also seek, among other things, injunctive relief or other equitable relief, including a request to enjoin the companies from consummating the Merger. One of the conditions to the Closing is that no order, judgment, decision, opinion, or decree issued by any court of competent jurisdiction or other governmental authority prohibiting, rendering illegal or permanently enjoining the consummation of the Transactions shall have taken effect after the date of the Merger Agreement and still be in effect, in the case of Strive, without the imposition of a Burdensome Condition (as defined in “The Merger Agreement — Regulatory Undertakings”). Consequently, if a plaintiff is successful in obtaining an order, judgment, decision opinion or decree prohibiting the Closing, such order, judgment, decision opinion or decree may delay or prevent the Merger from being completed within the expected time frame or at all, which may adversely affect Asset Entities’ and Strive’s businesses, reputation with customers, vendors, suppliers, or employees, and financial positions and results of operations.

Asset Entities and Strive will incur significant transaction costs in connection with the Merger.

Asset Entities and Strive have incurred and are each expected to continue to incur non-recurring costs associated with the Merger. These costs have been, and will continue to be, substantial and, in many cases, will be borne by each of Asset Entities and Strive whether or not the Merger is completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors and employee retention, severance and benefit costs. Asset Entities and Strive may also incur costs related to formulating and implementing integration plans. Although Asset Entities and Strive expect that the realization of intended benefits related to the Merger should allow New Strive to offset these transaction costs over time, this net benefit may not be achieved in the near term or at all.

The Merger Agreement contains provisions that limit Asset Entities’ ability and Strive’s ability to pursue alternatives to the Merger and could discourage a potential competing transaction counterparty from making a favorable alternative transaction proposal to Asset Entities or Strive.

The Merger Agreement contains provisions that make it more difficult for each of Asset Entities and Strive to be acquired by, or enter into certain combination transactions with, a third party, including constraints preventing the acquisition or merger of Asset Entities and Strive by or with a third party, and certain restrictions on capital expenditures and restrictions on loan transactions and incurrences of indebtedness on Asset Entities.

The Merger Agreement contains certain provisions that restrict Asset Entities’ and Strive’s ability to, among other things, solicit, initiate or take any action to knowingly induce the making, submission or announcement of, or knowingly facilitate or encourage the submission of, an alternative transaction, or participate or engage in any discussions or negotiations, or cooperate with any person, with respect to an alternative transaction. In addition, even in circumstances in which Asset Entities and Strive are permitted under the Merger Agreement to entertain an alternative transaction proposal, the other party would have an opportunity to offer to revise the terms of the Merger Agreement before Asset Entities or Strive may decide to withhold, qualify or modify its recommendation with respect to the Merger in a manner adverse to the other party and before it may terminate the Merger Agreement. If the Merger Agreement is terminated by Asset Entities to enter into an alternative transaction or if the Asset Entities Board withholds, qualifies or modifies in a manner adverse to Strive its recommendation with respect to the Merger or in certain other circumstances, Asset Entities would be required to pay a termination fee of $10 million to Strive, as contemplated by the Merger Agreement. Strive is subject to a similar requirement. See the section entitled “The Merger Agreement — Termination — Termination Fees.”

These provisions could discourage a potential third-party acquirer or merger partner that might have an interest in acquiring or combining with all or a significant portion of Asset Entities or pursuing an alternative transaction from considering or proposing such a transaction.

Until the Closing or the termination of the Merger Agreement in accordance with its terms, Asset Entities and Strive are prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Asset Entities or Strive, as applicable, and their respective stockholders.

After the date of the Merger Agreement and prior to the Effective Time, the Merger Agreement restricts Asset Entities and Strive from taking specified actions without the written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) and requires that the businesses of Asset Entities and Strive be conducted in all material respects in the ordinary course of business consistent with past practice. These restrictions may prevent Asset Entities or Strive from making appropriate changes to their respective businesses or organizational structures or from consummating attractive business opportunities that may arise prior to the Closing and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the Merger could be exacerbated by any delays in the Closing or termination of the Merger Agreement.

The Merger may distract Asset Entities’ and Strive’s respective management teams from their other responsibilities and the Merger Agreement may limit each of Asset Entities’ ability and Strive’s abilities to pursue new opportunities.

The Merger could cause each of Asset Entities’ and Strive’s management teams to focus their time and energies on matters related to the Transactions that otherwise would be directed to the companies’ businesses and operations. Any such distraction on the part of Asset Entities’ and Strive’s management teams could affect each of Asset Entities’ ability and Strive’s ability to service existing business and develop new business and adversely affect each of Asset Entities’ and Strive’s businesses and earnings before the Closing.

The Merger, including uncertainty regarding the Merger, may cause third parties to delay or defer decisions concerning Asset Entities and Strive and could adversely affect Asset Entities’ and Strive’s ability to effectively manage their respective businesses.

The Merger will happen only if the stated conditions are met, including the approval of the Merger Agreement by the Asset Entities stockholders, among other conditions. Many of the conditions are outside the control of Asset Entities and Strive, and both parties also have certain rights to terminate the Merger Agreement. Accordingly, there may be uncertainty regarding the Closing. This uncertainty may cause others that deal with Asset Entities or Strive, including new or existing customers, to delay or defer entering into contracts with Asset Entities or Strive or make other decisions concerning Asset Entities or Strive or seek to change or cancel existing business relationships with Asset Entities or Strive. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on each of Asset Entities’ and Strive’s businesses, regardless of whether the Merger is ultimately completed, and on New Strive’s business if the Merger is completed.

Business uncertainties while the Merger is pending may negatively impact Asset Entities’ ability and Strive’s ability to attract and retain personnel.

Uncertainty about the effect of the Merger on Asset Entities’ and Strive’s employees may impair Asset Entities’ and Strive’s abilities to attract, retain and motivate key personnel until the Merger is completed. Retention or hiring of certain employees may be challenging while the Merger is pending, as certain employees may experience uncertainty about their future roles with New Strive. If key employees of Asset Entities or Strive depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined entity, Asset Entities’ or Strive’s businesses, as applicable, could be harmed and the ability to conduct business operations may be impeded.

The unaudited pro forma combined consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of New Strive’s operating results or financial condition following the Closing.

The unaudited pro forma combined consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Strive’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated. Further, New Strive’s actual results and financial position after the Merger may differ materially and adversely from the pro forma information that is included in this proxy statement/prospectus.

The unaudited pro forma combined consolidated financial information has been prepared based upon the assumption that Strive will be identified as the accounting acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed of Asset Entities.

Asset Entities has not obtained, and does not expect to obtain, an updated opinion from Newbridge reflecting changes in circumstances that may have occurred since the signing of the Merger Agreement.

The Opinion rendered to the Asset Entities Board by Newbridge was provided in connection with, and at the time of, the Asset Entities Board’s evaluation of the Merger on June 27, 2025, and does not speak as of any other date. The Opinion was based on financial forecasts and other information made available to Newbridge as of the date of its Opinion, which may have changed, or may change, after the date of such Opinion. Asset Entities has not obtained an updated opinion from Newbridge as of the date of this proxy statement/prospectus and does not expect to obtain an updated opinion prior to completion of the Merger. Changes in the operations and prospects of Asset Entities or Strive, general market and economic conditions and other factors which may be beyond the control of Asset Entities or Strive, and on which the Opinion was based, may have altered the prices or values of shares of Asset Entities common stock or Strive common stock since the date of such Opinion, or may alter such values and prices by the time the Merger is completed. For a description of Newbridge’s Opinion, see “— Opinion of Asset Entities’ Financial Advisor”.

Because the Merger will result in an ownership change under Section 382 of the Code for Asset Entities, Asset Entities’ pre-merger net operating loss carryforwards and certain other tax attributes will be subject to limitations.

As of December 31, 2023, Asset Entities had approximately $4,165,873 in U.S. federal tax net operating loss carryforwards, the usage of which is subject to Section 382 of the Code (“Section 382”). If a corporation undergoes an “ownership change” within the meaning of Section 382, the corporation’s net operating loss carryforwards and certain other tax attributes arising from before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. The Merger will result in an ownership change for Asset Entities and, accordingly, Asset Entities’ net operating loss carryforwards and certain other tax attributes will be subject to limitations on their use after the Merger. Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of Asset Entities’ or the combined company’s net operating loss carryforwards and other tax attributes, which could have a material adverse effect on its cash flow and results of operations.

Risks Related to the Business of Strive

Strive has a limited operating history and recently announced its plan to launch a Bitcoin treasury strategy, making it difficult to evaluate Strive’s business and prospects and may increase the risks associated with any investment.

Strive was formed in 2022 and started formulating and executing on its business plan at that time. In addition, Strive announced its plan to launch a Bitcoin treasury strategy in May 2025 and its management team has a limited operating history of investing in and holding Bitcoin. Strive cannot provide assurances that it will be able to operate its business successfully or implement its operating policies and strategies, including with respect to its Bitcoin treasury strategy, as described elsewhere herein. Strive may encounter risks and challenges frequently experienced by growing companies in rapidly developing industries, including risks related to its ability to:

•        implement and maintain a Bitcoin treasury strategy, including with respect to the financing, acquisition and custody of Bitcoin;

•        identify and successfully implement alpha-generating strategies, such as the identification and acquisition of discounted Bitcoin claims or the acquisition of target companies at a purchase price discount to their book value or cash assets;

•        improve Strive’s current operational infrastructure and non-platform technology to support its growth, including its Bitcoin treasury strategy, and to respond to the evolution of Strive’s market and competitors’ developments;

•        further trust with future investors and partners with respect to its Bitcoin treasury business;

•        distinguish itself from competitors in the Bitcoin treasury business and Strive’s other businesses and navigate political issues;

•        respond appropriately to changes in the price of Bitcoin, the price of which has been, and will likely continue to be, highly volatile;

•        respond to complex, evolving, stringent, contradictory industry standards and government regulation on an international scale that impact Strive’s businesses, including its Bitcoin treasury strategy;

•        maintain and grow Strive’s existing asset management operations;

•        identify, complete and integrate acquisitions;

•        prevent, detect, respond to, or mitigate failures or breaches of privacy and security, including with respect to Strive’s Bitcoin and its custodial partners;

•        hire and retain qualified and motivated employees;

•        respond to varying general economic, industry and market conditions; and

•        address the other factors described in this section.

If Strive is unable to do so, its business may suffer, its revenue and operating results may decline and Strive may not be able to achieve further growth or sustain profitability.

Strive has a history of operating losses as its business has grown. If Strive is unable to achieve greater revenues than its operating costs or reduce operating costs, Strive will continue to incur operating losses, which could result in the need to raise additional capital to support its operating business and negatively impact its operations, strategy and financial performance.

Strive began its historical operating business in 2022 and has had operating losses in each year as the business has grown. Strive has a limited operating history upon which an evaluation of the historical business and its prospects can be based. Strive may be subject to many risks common to new and growing businesses, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that Strive will be successful in achieving a return on an investment or meeting other metrics of success. Strive’s future business plans, including with respect to its Bitcoin treasury strategy, require substantial expenses in the establishment and operation of Strive’s business, and there can be no assurance that subsequent operational objectives will be achieved. Strive does not expect its historical businesses to generate return on investment sufficient to support its Bitcoin strategy. Strive’s success with respect to its Bitcoin treasury strategy will ultimately depend on Strive’s ability to raise capital. If Strive does not achieve its operational objectives, and to the extent that Strive does not raise capital or generate cash flow and income, Strive’s financial performance and long-term viability may be materially and adversely affected.

Bitcoin is a novel asset, and subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin is relatively novel and subject to significant uncertainty, which could adversely impact its price. The application of state and federal securities laws and other laws and regulations to digital assets such as Bitcoin is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of Bitcoin or the ability of individuals or institutions such as Strive to own or transfer Bitcoin.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations that could materially impact the price of Bitcoin or the ability of individuals or institutions such as Strive to own or transfer Bitcoin. Within the past several years, the European Union adopted Markets in Crypto Assets Regulation (“MiCA”), a comprehensive digital asset regulatory framework for the issuance and use of digital assets, like Bitcoin, the United Kingdom adopted and implemented the Financial Services and Markets Act 2023 (“FSMA 2023”), which regulates market activities in “cryptoassets,” and in China, the People’s Bank of China and the National Development and Reform Commission have outlawed cryptocurrency mining and declared all cryptocurrency transactions illegal within the country. While the current U.S. administration has expressed support regarding the development and use of digital assets, the specific regulatory frameworks and timeline for implementation are still to be developed.

In addition, federal, state and foreign governments and regulatory agencies may pursue regulatory, enforcement or judicial actions. For example, in June 2023, the SEC filed complaints against Binance Holdings Ltd. and Coinbase, Inc., and their respective affiliated entities, relating to, among other claims, that each party was operating as an unregistered securities exchange, broker, dealer, and clearing agency, and in November 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken’s crypto trading platform was operating as an unregistered securities exchange, broker, dealer, and clearing agency. In November 2023, Binance Holdings Ltd. and its then chief executive officer reached a settlement with the U.S. Department of Justice, CFTC, the U.S. Department of Treasury’s Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance Holdings Ltd. agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States.

It is not possible to predict whether, or when, new laws will be enacted that change the legal framework governing digital assets such as Bitcoin or provide additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional laws or authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function, the willingness of financial and other institutions to continue to provide services to the digital assets industry, or how any new laws or regulations, or changes to existing laws or regulations, might impact the value of digital assets generally and Bitcoin specifically. The consequences of any new law or regulation relating to digital assets and digital asset activities could adversely affect the market price of Bitcoin, as well as Strive’s ability to hold or transact in Bitcoin, and in turn adversely affect the market price of Strive’s securities. Moreover, the risks of engaging in a Bitcoin strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future. The growth of the digital assets industry in general, and the use and acceptance of Bitcoin in particular, may also impact the price of Bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of Bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to Bitcoin, institutional demand for Bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for Bitcoin as a store of value or means of payment, and the availability and popularity of alternatives to Bitcoin. Even if growth in Bitcoin adoption occurs in the near or medium term, there is no assurance that Bitcoin usage will continue to grow over the long term.

Because Bitcoin has no physical existence beyond the record of transactions on the Bitcoin blockchain, a variety of technical factors related to the Bitcoin blockchain could also impact the price of Bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of Bitcoin transactions, hard “forks” of the Bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the Bitcoin blockchain and negatively affect the price of Bitcoin. The liquidity of Bitcoin may also be reduced, and damage to the public perception of Bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold Bitcoin, provide Bitcoin-related services or accept Bitcoin as payment, which could also decrease the price of Bitcoin. Actions by U.S. banking regulators, such as the issuance in February 2023 by Federal banking agencies of the “Interagency Liquidity Risk Statement,” which cautioned banks on contagion risks posed by providing services to digital assets customers, and similar actions, have in the past resulted in or contributed to reductions in access to banking services for Bitcoin-related customers and service providers, or the willingness of traditional financial institutions to participate in markets for digital assets. The liquidity of Bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for Bitcoin.

Strive’s proposed Bitcoin strategy will subject Strive to enhanced regulatory oversight.

Several spot Bitcoin exchange-traded products (“ETPs”) have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at net asset value. Even though Strive does not intend to be, nor intend to function in the manner of, a spot Bitcoin ETP, it is possible that Strive nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to its proposed Bitcoin holdings.

In addition, there has been increasing focus on the extent to which digital assets such as Bitcoin can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While Strive is implementing and expects to maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire Bitcoin through entities subject to anti-money laundering regulation and related compliance rules in the United States, if Strive is found to have purchased any Bitcoin from bad actors that have used Bitcoin to launder money or persons subject to sanctions, Strive may be subject to regulatory proceedings and any further transactions or dealings in Bitcoin by Strive may be restricted or prohibited. Strive may also incur indebtedness or enter into other financial instruments in the future that may be collateralized by Strive’s Bitcoin holdings.

Strive may pursue strategies to create income streams or otherwise generate funds using Strive’s Bitcoin holdings. These types of Bitcoin-related transactions are the subject of enhanced regulatory oversight. These and any other Bitcoin-related transactions Strive may enter into, beyond simply acquiring and holding Bitcoin, may subject Strive to additional regulatory compliance requirements and scrutiny, including under federal and state and foreign money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations. Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX, one of the world’s largest cryptocurrency exchanges, in November 2022. In addition, private actors that are wary of Bitcoin or the regulatory concerns associated with Bitcoin have in the past taken and may in the future take further actions that may have an adverse effect on Strive’s business or the market price of Strive’s future securities.

The broader digital assets industry in which Bitcoin exists is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of Bitcoin.

A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry have highlighted the counterparty risks applicable to owning and transacting in digital assets. Such events could adversely impact Strive’s access to any Bitcoin it acquires and negatively impact the adoption rate and use of Bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of Bitcoin, limit the availability to Strive of financing collateralized by Bitcoin, or create or expose additional counterparty risks.

Bitcoin is a highly volatile asset, and fluctuations in the price of Bitcoin are likely to influence Strive’s financial results and the market price of the combined company’s listed securities.

Strive expects to use the proceeds of the PIPE Financing to directly or indirectly acquire Bitcoin, including through the acquisition of Bitcoin claims. Strive’s financial results, and the market price of the combined company’s listed securities, would be adversely affected, and its business and financial condition would be negatively impacted, if the price of Bitcoin decreased substantially (as it has in the past, including during 2022), including as a result of:

•        decreased user and investor confidence in Bitcoin, including due to the various factors described herein;

•        increases in the price of Bitcoin at a pace that would prevent Strive from executing on its Bitcoin treasury strategy in a cost-effective manner;

•        investment and trading activities, such as trading activities of highly active retail and institutional users, speculators, miners and investors;

•        actual or expected significant dispositions of Bitcoin by large holders, including the expected liquidation of digital assets associated with entities that have filed for bankruptcy protection and the transfer and sale of Bitcoin associated with significant hacks, seizures, or forfeitures, such as the transfers of Bitcoin to creditors of Mt. Gox and Bitfinex, and liquidation of seized assets of Movie2k and the Silk Road marketplace;

•        actual or perceived manipulation of the spot or derivative markets for Bitcoin or spot Bitcoin ETPs;

•        negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, Bitcoin or the broader digital assets industry, for example, (i) public perception that Bitcoin can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high-profile actions against major participants in the Bitcoin ecosystem, including the SEC’s enforcement actions against Coinbase, Inc. and Binance Holdings Ltd.; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; and (iv) the actual or perceived environmental impact of Bitcoin and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the Bitcoin mining process;

•        changes in consumer preferences and the perceived value or prospects of Bitcoin;

•        competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

•        a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for Bitcoin purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of Bitcoin or adversely affect investor confidence in digital assets generally;

•        the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of substantial amounts of Bitcoin from Bitcoin wallets attributed to Mr. Nakamoto;

•        developments relating to the Bitcoin protocol, including (i) changes to the Bitcoin protocol that impact its security, speed, scalability, usability, or value, such as changes to the cryptographic security protocol underpinning the Bitcoin blockchain, changes to the maximum number of Bitcoin outstanding, changes to the mutability of transactions, changes relating to the size of blockchain blocks, and similar changes, (ii) failures to make upgrades to the Bitcoin protocol to adapt to security, technological, legal or other challenges, and (iii) changes to the Bitcoin protocol that introduce software bugs, security risks or other elements that adversely affect Bitcoin, or disruptions, failures, unavailability, or interruptions in service of trading venues for Bitcoin, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the SEC enforcement action brought against Binance Holdings Ltd., which initially sought to freeze all of its assets during the pendency of the enforcement action and has since resulted in Binance discontinuing all fiat deposits and withdrawals in the United States.;

•        the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants, such as the filing for bankruptcy protection by digital asset trading venues FTX Trading and BlockFi and digital asset lending platforms Celsius Network and Voyager Digital Holdings in 2022, the ordered liquidation of the digital asset investment fund Three Arrows Capital in 2022, the announced liquidation of Silvergate Bank in 2023, the government-mandated closure and sale of Signature Bank in 2023, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by the Nevada Department of Business and Industry in 2023, and the exit of Binance from the U.S. market as part of its settlement with the Department of Justice and other federal regulatory agencies;

•        regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of Bitcoin, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

•        further reductions in mining rewards of Bitcoin, including due to block reward halving events, which are events that occur after a specific period of time (the most recent of which occurred in April 2024) that reduce the block reward earned by “miners” who validate Bitcoin transactions, or increases in the costs associated with Bitcoin mining, including increases in electricity costs and hardware and software used in mining, or new or enhanced regulation or taxation of Bitcoin mining, which could further increase the costs associated with Bitcoin mining, any of which may cause a decline in support for the Bitcoin network;

•        transaction congestion and fees associated with processing transactions on the Bitcoin network;

•        macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments (such as increased or decreased fiscal austerity), trade restrictions, and fiat currency devaluations;

•        developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Bitcoin blockchain becoming insecure or ineffective; and

•        changes in national and international economic and political conditions, including, without limitation, federal government policies, trade tariffs and trade disputes, the adverse impacts attributable to the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the broadening of the Israel-Hamas conflict to other countries in the Middle East.

Bitcoin holdings and Bitcoin claims are less liquid than cash and cash equivalents and may not be able to serve as a source of liquidity to the same extent as cash and cash equivalents.

Historically, the Bitcoin market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, Strive may not be able to sell any Bitcoin it acquires at favorable prices or at all. For example, a number of Bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, Bitcoin holdings may not be able to serve as a source of liquidity to the same extent as cash and cash equivalents.

Strive may also use proceeds of the PIPE Financing and future capital raising activities in part to acquire Bitcoin claims, including claims on Bitcoin assets associated with entities that have filed for bankruptcy protection, such as Mt. Gox, or other claims on Bitcoin. Such Bitcoin claims are less liquid than Bitcoin and are subject to additional risks, including the potential for higher price volatility, counterparty risks, and reduced trading volumes as compared to Bitcoin.

Further, Bitcoin held with Strive’s future custodians or transacted with its trade execution partners will not be subject to the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, Strive may be unable to enter into term loans or other capital raising transactions collateralized by any unencumbered Bitcoin it may hold or otherwise generate funds using our Bitcoin holdings, including in particular during times of market instability or when the price of Bitcoin has declined significantly. If Strive is unable to sell any Bitcoin it acquires, enter into additional capital raising transactions, including capital raising transactions using Bitcoin as collateral, or otherwise generate funds using any future Bitcoin holdings, or if Strive is forced to sell Bitcoin at a significant loss, in order to meet its working capital requirements, Strive’s business and financial condition could be negatively impacted.

Strive’s Bitcoin strategy has not been tested.

Strive announced its Bitcoin treasury strategy in May 2025 and such strategy, including any underlying alpha-generating strategies such as the acquisition of discounted Bitcoin claims or the acquisition of target companies at a purchase price discount to their book value or cash assets, has not been tested. In addition, other Bitcoin treasury companies have limited operating histories and their strategies have not been tested over a significant period of time or under varying market conditions. For example, although Strive believes Bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of Bitcoin declined in recent periods during which the inflation rate increased. In addition, if Bitcoin treasury companies including Strive trade on multiple-of-net-asset-value (“mNAV”) basis of less than 1:00 to 1.00, investor confidence and interest may be negatively impacted. If Bitcoin prices were to decrease or Strive’s Bitcoin treasury strategy otherwise proves unsuccessful, Strive’s financial condition, results of operations, and the market price of our listed securities would be materially adversely impacted.

The availability of spot ETPs for Bitcoin may adversely affect the market price of our listed securities.

On January 10, 2024, the SEC approved the listing and trading of spot Bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges.

Investors may choose to purchase shares of a spot Bitcoin ETP instead of New Class A Common Stock. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Bitcoin that is generally not subject to federal income tax at the entity level as Strive is expected to be, or the other risk factors applicable to an operating business, such as Strive’s existing operating businesses. Additionally, unlike spot Bitcoin ETPs, New Strive (i) will not seek for shares of its New Class A Common Stock to track the value of the underlying Bitcoin it expects to hold before payment of expenses and liabilities, (ii) does not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, including Regulation M, and other securities laws, which enable ETPs to continuously align the value of their shares to the price of the underlying assets they hold through share creation and redemption, (iii) will be a Nevada corporation rather than a statutory trust, and does not operate pursuant to a trust agreement that would require New Strive to pursue one or more stated investment objectives, and (iv) is not required to provide daily transparency as to its Bitcoin holdings or its daily net asset value. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to New Class A Common Stock. Based on how New Strive may be viewed in the market relative to ETPs, and other vehicles which offer economic exposure to Bitcoin, such as Bitcoin futures exchange-traded funds (“ETFs”), leveraged Bitcoin futures ETFs, and similar vehicles offered on international exchanges, any premium or discount in the New Class A Common Stock relative to the value of New Strive’s future Bitcoin holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot ETPs for Bitcoin could have a material adverse effect on the market price of Strive’s securities.

Strive has an evolving business model and strategy.

Strive’s business model has significantly evolved since its inception and Strive expects it to continue to do so in the future. As digital assets become more widely available, Strive expects the services and products associated with them to evolve. In order to stay current with the industry, Strive’s business model may need to evolve as well. As a result, from time to time, Strive may modify aspects of its business model relating to its strategy, including pursuing business opportunities outside of its Bitcoin treasury business or additional opportunities in line with Strive’s existing businesses. Strive cannot offer any assurance that these or any other modifications will be successful or will not result in harm to its business. These modifications may increase the complexity of Strive’s business and place significant strain on its management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. Strive may not be able to manage growth effectively, which could damage its reputation, limit its growth and negatively affect its operating results. Further, Strive cannot provide any assurance that it will successfully identify all emerging trends and growth opportunities within Bitcoin treasury business and Strive may lose out on such opportunities. Such circumstances could have a material adverse effect on Strive’s business, prospects, financial condition and operating results.

Failure to effectively manage Strive’s growth could place strains on its managerial, operational and financial resources and could adversely affect its business and operating results.

Strive’s current and future growth, including increases in the number of its strategic relationships, may place a strain on its managerial, operational and financial resources and systems, as well as on its management team. Although Strive may not grow as it expects, if Strive fails to manage its growth effectively or to develop and expand its managerial operational and financial resources and systems, Strive’s business and financial results would be materially harmed.

A significant decrease in the market value of Strive’s Bitcoin holdings could adversely affect its ability to satisfy any financial obligations.

As part of Strive’s Bitcoin strategy, it may incur indebtedness and other fixed charges. Strive may also issue preferred equity and other securities that increase its cash dividend payments. For the year ended December 31, 2024, Strive’s historical operating businesses did not generate positive cash flow from operations. If Strive’s historical operating businesses do not generate cash flow in future periods sufficient to satisfy its financial obligations, including any future debt and cash dividend obligations, Strive intends to fund obligations using cash flow generated by equity or debt financings. Strive’s ability to obtain equity or debt financing may in turn depend on, among other factors, the value of its then-existing Bitcoin holdings, investor sentiment and the general public perception of Bitcoin, Strive’s strategy and Strive’s value proposition, including as compared to other Bitcoin treasury companies. Accordingly, a significant decline in the market value of Strive’s anticipated Bitcoin holdings or a negative shift in these other factors may create liquidity and credit risks, as such a decline or such shifts may adversely impact Strive’s ability to secure sufficient equity or debt financing to satisfy any future financial obligations, including any future debt and cash dividend obligations. These risks could materialize at times when Bitcoin or any Bitcoin claims are trading below their carrying value on Strive’s most recent balance sheet or Strive’s cost basis. As Strive has limited operating assets, Strive may be required to sell Bitcoin or Bitcoin claims to satisfy such future obligations. Any such sale of Bitcoin or Bitcoin claims may have a material adverse effect on Strive’s operating results and financial condition, and could impair Strive’s ability to secure additional equity or debt financing in the future. Strive’s inability to secure additional equity or debt financing in a timely manner, on favorable terms or at all, or to sell its Bitcoin in amounts and at prices sufficient to satisfy its financial obligations, including its debt service and cash dividend obligations, could cause Strive to default under any future debt obligations and have a material adverse effect on Strive’s financial condition.

Strive’s proposed Bitcoin strategies will expose it to risk of non-performance by counterparties.

Strive’s proposed Bitcoin strategies, including proposed alpha-generating strategies, will expose it to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, Strive’s future partners, custodians, or other counterparties might fail to perform in accordance with the terms of Strive’s agreements with them, which could result in a loss of Bitcoin, a loss of the opportunity to generate funds, or other losses.

Strive anticipates that its primary counterparty risk with respect to any Bitcoin treasury strategy is custodian performance obligations under the custody arrangements it expects to enter into in the future. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc., Binance Holdings Ltd., and Kraken, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to Strive’s interests in the event one or more of Strive’s future custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While Strive expects that any of its future custodians will be subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that Strive’s custodially held Bitcoin will not become part of the custodian’s insolvency estate if one or more of Strive’s future custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if Strive pursues any strategies to create income streams or otherwise generate funds using any future Bitcoin holdings, Strive would become subject to additional counterparty risks.

Strive may also have additional counterparty exposure with respect to its Bitcoin counterparties due to Strive’s limited operating history, recent adoption of a Bitcoin treasury strategy, limited Bitcoin treasury experience, proposed alpha-generating strategies and need to establish new counterparty relationships, including the identification, diligence and establishment of new custodial relationships for future Bitcoin purchases. Any significant non-performance by counterparties, including in particular the custodians with which Strive custodies any future Bitcoin, could have a material adverse effect on Strive’s business, prospects, financial condition, and operating results.

Regulatory change reclassifying Bitcoin as a security could lead to Strive’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of Bitcoin and the market price of Strive’s listed securities.

Strive’s future assets are expect to be in future Bitcoin holdings. While senior SEC officials have stated their view that Bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to Strive’s classification as an “investment company” under the Investment Company Act of 1940, which would subject Strive to significant additional regulatory controls that could have a material adverse effect on Strive’s ability to execute on Strive’s Bitcoin strategy, and Strive’s business and operations and may also require Strive to substantially change the manner in which it conducts its business. In addition, if Bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of Bitcoin and in turn adversely affect the market price of the combined company’s listed securities.

Strive expects its future assets will be concentrated in Bitcoin.

The vast majority of Strive’s future assets are expected to be concentrated in Bitcoin holdings or claims. The concentration of Strive’s assets in Bitcoin or Bitcoin claims will limit its ability to mitigate risk that could otherwise be achieved by holding a more diversified portfolio of treasury assets.

Future developments regarding the treatment of Bitcoin for U.S. and foreign tax purposes could adversely affect New Strive’s business, operating results, and financial condition.

Due to the new and evolving nature of crypto assets such as Bitcoin and the absence of comprehensive legal and tax guidance with respect to crypto asset products and transactions, including Bitcoin and Bitcoin transactions, many significant aspects of the U.S. and foreign tax treatment of transactions involving crypto assets, such as the purchase and sale of crypto assets, as well as the provision of blockchain rewards and other crypto asset incentives and rewards products, are uncertain, and it is unclear whether, when and what guidance may be issued in the future on the treatment of crypto asset transactions for U.S. and foreign tax purposes.

In 2014, the IRS released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset. From time to time, the IRS has released other guidance relating to the tax treatment of virtual currency or crypto assets reflecting the IRS’s position on certain issues. The IRS has not addressed many other significant aspects of the U.S. federal income tax treatment of crypto assets and related transactions.

There continues to be uncertainty with respect to the timing, character, and amount of income inclusions for various crypto asset transactions including, but not limited to, lending and borrowing crypto assets and other crypto asset incentives and products that New Strive expects to offer. Because of the rapidly evolving nature of crypto asset innovations and the increasing variety and complexity of crypto asset transactions and products, it is possible the IRS and various U.S. states may disagree with New Strive’s future treatment of certain crypto asset offerings for U.S. tax purposes. Similar uncertainties exist in the foreign markets in which New Strive expects to operate with respect to direct and indirect taxes, and these uncertainties and potential adverse interpretations of tax law could impact the amount of tax New Strive is required to pay.

There can be no assurance that the IRS, U.S. state revenue agencies, or other foreign tax authorities will not alter their respective positions with respect to crypto assets in the future or that a court would uphold the treatment set forth in existing positions. It also is unclear what additional tax authority positions, regulations, or legislation may be issued in the future on the treatment of existing crypto asset transactions and future crypto asset innovations under U.S. federal, U.S. state, or foreign tax law. Any such developments could result in adverse tax consequences for holders of crypto assets and could have an adverse effect on the value of crypto assets and the broader crypto asset markets. Future technological and operational developments that may arise with respect to crypto assets may increase the uncertainty with respect to the treatment of crypto assets for U.S. and foreign tax purposes. The uncertainty regarding tax treatment of crypto asset transactions could impact New Strive’s business.

Bitcoin does not pay interest or dividends.

Bitcoin and Bitcoin claims do not pay interest or other returns and Strive can only generate cash from its Bitcoin holdings if it sells Bitcoin or its Bitcoin claims, is successful with respect to its proposed alpha-generating strategies or implements additional strategies to create income streams or otherwise generate cash by using its future Bitcoin holdings. Even if Strive pursues any such strategies, it may be unable to create income streams or otherwise generate cash from its Bitcoin holdings, and any such strategies may subject Strive and holders of the combined company’s securities to additional risks not applicable to other Bitcoin treasury companies.

Strive will require additional capital to support its Bitcoin treasury strategy and existing businesses, and this capital might not be available.

Strive has funded its operations since inception primarily through equity financings. Strive does not expect that its cash flows from operations will continue to fund its Bitcoin treasury strategy. Strive also intends to continue to make investments in its existing businesses, which investments may require Strive to secure additional funds. Strive may address its capital needs through future equity or debt offerings, issuances of equity in exchange for Bitcoin or Bitcoin claims, or credit arrangements. Additional financing may not be available on terms favorable to Strive, if at all, including due to general macroeconomic conditions, Bitcoin market conditions and any disruptions in the Bitcoin market, competition from other Bitcoin treasury companies or alternate investments, instability in the global banking system, increasing regulatory uncertainty and scrutiny or other unforeseen factors. Any future equity or debt offerings, issuances or credit arrangements may be on unfavorable terms or terms that may not be acceptable to Strive. If Strive incurs indebtedness to finance its existing businesses or treasury strategy, the debt holders would have rights senior to holders of New Strive’s common stock to make claims on Strive’s assets, and the terms of any debt could restrict Strive’s operations, including New Strive’s ability to pay dividends on its common stock. Furthermore, Strive has authorized the issuance of “blank check” preferred stock that the New Strive Board could use to, among other things, implement a stockholder rights plan, or issue other shares of preferred stock. If New Strive issues additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of New Strive’s currently authorized and issued common stock. The trading prices for New Strive’s common stock may be highly volatile, which may reduce New Strive’s ability to access capital on favorable terms or at all. In addition, a slowdown or other sustained adverse downturn in the general economic or crypto asset markets could adversely affect Strive’s business and the value of New Class A Common Stock. Because New Strive’s decision to raise capital in the future will depend on numerous considerations, including factors beyond its control, Strive cannot predict or estimate the amount, timing, or nature of any future issuances of securities. As a result, New Strive’s stockholders will bear the risk of future issuances of debt or equity securities reducing the value of its common stock and diluting their interests.

Adverse economic conditions could adversely affect Strive’s business.

Strive’s performance is subject to general economic conditions, and their impact on the crypto asset markets. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity declined resulting in lower consumption rates, restricted credit, reduced profitability, weaknesses in financial markets, bankruptcies, and overall uncertainty with respect to the economy. Adverse general economic conditions have impacted in the past, and may impact in the future, the cryptoeconomy, although the extent of such impacts remains uncertain and dependent on a variety of factors, including market adoption of crypto assets, global trends in the cryptoeconomy, central bank monetary policies, instability in the global banking system, volatility and disruptions in the capital and credit markets, and other events beyond Strive’s control. Geopolitical developments, such as trade wars and foreign exchange limitations, can also increase the severity and levels of unpredictability globally and increase the volatility of global financial and crypto asset markets. For example, in the past the capital and credit markets have experienced extreme volatility and disruptions, resulting in steep declines in the value of crypto assets. To the extent general economic conditions and crypto assets markets materially deteriorate or decline for a prolonged period, Strive’s business, operating results and financial condition could be adversely affected. Moreover, even if general economic conditions were to improve following any such deterioration, there is no guarantee that the cryptoeconomy would similarly improve.

The nature of Strive’s business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies on certain topics. If financial accounting standards undergo significant changes, Strive’s operating results could fluctuate.

The accounting rules and regulations that Strive must comply with, or is expected to be required to comply with in the future, are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls and many companies’ accounting policies are being subjected to heightened scrutiny by regulators and the public. Further, there has been limited precedent for the financial accounting of crypto assets and related valuation and revenue recognition. Moreover, a change in these principles or interpretations could have a significant effect on our reported financial results. For example, in December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles-Goodwill and Other-Crypto Assets (ASU 2023-08): Accounting for and Disclosure of Crypto Assets, which represents a significant change in how entities that hold crypto assets will account for certain of those holdings.

Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change Strive’s accounting methods and may retroactively affect previously reported results and impair Strive’s ability to provide timely and accurate financial information, which could adversely affect Strive’s financial statements, result in a loss of investor confidence, and Strive’s business, operating results, and financial condition.

If Strive or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to Strive’s anticipated Bitcoin holdings, or if Strive’s private keys are lost or destroyed, or other similar circumstances or events occur, Strive may lose some or all of its Bitcoin and Strive’s financial condition and results of operations could be materially adversely affected.

Strive expects that substantially all of the Bitcoin it will acquire will be held in custody accounts at U.S.-based institutional-grade digital asset custodians. Strive’s custodial services contracts are not expected to restrict its ability to reallocate its Bitcoin among its custodians, and Strive’s Bitcoin holdings may be concentrated with a single custodian from time to time. Security breaches and cyberattacks are of particular concern with respect to Bitcoin. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the Bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers.

A successful security breach or cyberattack could result in:

•        a partial or total loss of Strive’s Bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who will hold Strive’s Bitcoin;

•        harm to Strive’s reputation and brand;

•        improper disclosure of data and violations of applicable data privacy and other laws; or

•        significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Similar risks will apply to Bitcoin underlying any Bitcoin claims Strive may acquire in the future, and with respect to Strive’s historical operating businesses.

Strive expects that any insurance agreements it enters into with respect to losses of its Bitcoin holdings will cover only a small fraction of the value of the entirety of its future Bitcoin holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services it enters into or that such coverage will cover losses with respect to its Bitcoin.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether Strive is directly impacted, could lead to a general loss of confidence in the broader Bitcoin blockchain ecosystem or in the use of the Bitcoin network to conduct financial transactions, which could negatively impact us.

In addition, Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the Bitcoin is held. While the Bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the Bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither Strive nor its custodians will be able to access the Bitcoin held in the related digital wallet. Furthermore, Strive cannot provide assurance that its digital wallets, nor the digital wallets of Strive’s custodians held on its behalf, will not be compromised as a result of a cyberattack. The Bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Attacks upon systems across a variety of industries, including industries related to Bitcoin and financial services, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on Strive’s systems or those of Strive’s third-party service providers or partners. Strive may experience breaches of its security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, Strive expects that unauthorized parties will attempt to gain access to its systems and facilities, as well as those of its partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm Strive even if Strive’s systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, until launched against a target and Strive may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of Strive’s operations or those of others in the Bitcoin or financial services industries, including third-party services on which Strive relies, could materially and adversely affect Strive’s financial condition and results of operations.

If Strive is unable to recruit or retain skilled personnel, or if it loses the services of Matt Cole, Strive’s business, operating results, and financial condition could be materially adversely affected.

Strive’s future success depends on Strive’s continuing ability to attract, train, assimilate, and retain highly skilled personnel. There has historically been significant competition for qualified employees in the technology industry, and such competition may be further amplified by evolving restrictions on immigration, travel, or availability of visas for skilled technology workers. Strive may not be able to retain its current key employees or attract, train, assimilate, and retain other highly skilled personnel in the future, particularly at times when Strive undergoes significant headcount reductions. Strive’s future success also depends in large part on the continued service of Matt Cole. If Strive were unable to attract, train, assimilate, and retain the highly skilled personnel it needs, or Strive were to lose the services of Matt Cole, its business, operating results, and financial condition could be materially adversely affected.

Strive may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

Strive may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, including with respect to employment matters, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which Strive is subject cannot be predicted with certainty, and may result in:

•        substantial payments to satisfy judgments, fines or penalties;

•        substantial outside counsel legal fees and costs;

•        additional compliance and licensure requirements;

•        loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for Strive’s business;

•        loss of productivity and high demands on employee time;

•        criminal sanctions or consent decrees;

•        termination of certain employees, including members of Strive’s executive team;

•        barring of certain employees from participating in Strive’s business in whole or in part;

•        orders that restrict or suspend Strive’s business or prevent Strive from offering certain products or services;

•        changes to Strive’s business model and practices;

•        delays and/or interruptions to planned transactions, product launches or improvements; and

•        damage to Strive’s brand and reputation.

Any such matters can have an adverse impact, which may be material, on Strive’s business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

Strive’s Bitcoin treasury business will not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. Strive’s Bitcoin treasury business is not subject to, and does not intend to otherwise voluntarily comply with, these laws and regulations other than as may be required with respect to its existing wealth management (until the disposal thereof) and asset management businesses. This means, among other things, that the execution of or changes to Strive’s Bitcoin strategy, our use of leverage, the manner in which Strive’s Bitcoin is custodied, Strive’s ability to engage in transactions with affiliated parties and Strive’s operating and investment activities generally with respect to its Bitcoin strategy are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, no shareholder or regulatory approval would be necessary with respect to a significant change in Strive’s Bitcoin strategy. Consequently, Strive’s board of directors and management are expected to have broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of Strive’s future Bitcoin holdings or other activities it may pursue, and have the power to change Strive’s current policies, including Strive’s strategy of acquiring and holding Bitcoin.

Strive’s historical asset management business is subject to business, legal and regulatory obligations.

Strive’s existing asset management business is subject to various laws and regulations, including the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, and Strive’s asset management business subsidiary, following completion of the Transactions, is expected to continue to be a registered investment adviser, subject to periodic SEC examinations, marketing-rule compliance, fund-reporting obligations and other requirements. Failure by Strive and its business to comply with these and other rules applicable to the asset management business may materially and adversely impact Strive’s business, operating results, and financial condition. In addition, the asset management business could distract Strive’s management team from pursuing or executing on the Bitcoin treasury business or limit Strive’s ability to pursue new opportunities.

Risks Related to New Strive’s Securities and Strive as a Public Company

The trading price of New Strive common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•        market conditions in the broader stock market in general, or in our industry in particular;

•        actual or anticipated fluctuations in our quarterly financial and operating results;

•        introduction of new products and services by us or our competitors;

•        issuance of new or changed securities analysts’ reports or recommendations;

•        sales of large blocks of our stock;

•        additions or departures of key personnel;

•        regulatory developments;

•        litigation and governmental investigations; and

•        economic and political conditions or events.

These and the other factors described herein may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of other companies’ stock has been volatile, holders of that stock have instituted securities class action litigation against them. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

Insiders may have influence over us after the Merger and could limit your ability to influence the outcome of key transactions, including a change of control.

Certain other existing holders of Strive, including Vivek Ramaswamy, that are expected to enter into a Shareholders’ Agreement with the Company, will, by virtue of our dual-class structure, continue to control a majority of the voting power of the New Common Stock immediately after the Closing. As a result, such shareholders will continue to be able to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. Further, pursuant to the A&R Articles of Incorporation, Vivek Ramaswamy will have the right, subject to certain requirements, to cause New Class B Common Stock to convert into New Class A Common Stock.

Such stockholders may also have interests that differ from yours, including as a result of holding other investments, and may vote in a way with which you disagree and which may be adverse to your interests, including in connection with a change of control of our company or premiums received in connection with a sale of our company.

These risks may be exacerbated if other shareholders (or a group of affiliated shareholders) were to exercise majority voting control of Strive, including if our current significant shareholders were to sell a significant portion of their shares in New Strive.

The shares of New Common Stock will have different rights from the shares of Existing Common Stock.

After the adoption of the Organizational Documents Amendments, holders of Existing Common Stock will become holders of New Common Stock and their rights as shareholders will be governed by the A&R Articles of Incorporation. The rights associated with New Common Stock will be different from the rights associated with Existing Common Stock. See the section entitled “Comparison of Stockholder Rights” for a discussion of the rights associated with New Common Stock.

The A&R Articles of Incorporation will include a corporate opportunity waiver.

To the fullest extent permitted under the NRS, our articles of incorporation will renounce any interest or expectancy of New Strive in, or in being offered an opportunity to participate in, business opportunities that are presented to members of the board of directors of New Strive who are not employees of New Strive (a “Non-Employee Director”) (including any Non-Employee Director who serves as an officer in both his or her director and officer capacities). Our Non-Employee Directors and their respective affiliates will not (to the fullest extent permitted by applicable law) have any liability to New Strive for any breach of fiduciary duty for engaging in any such activities or from not disclosing any corporate opportunities to New Strive or from pursuing or acquiring such opportunities themselves or offering or directing such opportunities to any other person. As a result of these provisions, New Strive may be not be offered certain corporate opportunities which could be beneficial, or our Non-Employee Directors may direct such opportunities to certain other businesses in which they are engaged (or such other businesses may otherwise pursue such opportunities) causing them to compete with New Strive, which may cause such opportunities not to be available to New Strive or to become more expensive or difficult for New Strive to pursue, which could adversely impact New Strive’s business or prospects. By being a stockholder in New Strive, you will be deemed to have notice of and have consented to these provisions of our articles of incorporation.

Some provisions of New Strive’s articles of incorporation and bylaws may deter third parties from acquiring New Strive.

The A&R Articles of Incorporation and A&R Bylaws provide for, among other things:

•        the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•        advance notice requirements for stockholder proposals;

•        a restriction on acquiring more than a 20% ownership interest in New Strive; and

•        from and after the Sunset Date (as such term is defined in the A&R Articles of Incorporation), New Strive will be governed by Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444).

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions than you desire. See “Comparison of Stockholder Rights.”

We do not anticipate paying any cash dividends or other distributions in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends or make other distributions to holders of our common stock for the foreseeable future. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

Sales of substantial amounts of New Common Stock in the open market by significant shareholders of Strive could depress New Strive’s stock price.

Shares of New Common Stock that are issued to holders of Strive Capital Stock will be freely tradable following the Closing, once registered pursuant to the Registration Rights Agreement or sold in compliance with Rule 144 promulgated under the 1933 Act. Pursuant to the Registration Rights Agreement, certain of such holders will receive customary piggyback and demand rights.

Such persons may wish to dispose of some or all of their interests in New Strive, and as a result may seek to sell their shares of New Common Stock. These sales (or the perception that these sales may occur), coupled with the increase in the number of outstanding shares of New Common Stock, may affect the market for, and the market price of, New Common Stock in an adverse manner.

If the Merger is completed and New Strive’s stockholders, including the aforementioned persons, sell substantial amounts of New Common Stock in the public market following the Closing, the market price of the New Common Stock may decrease. These sales might also make it more difficult for New Strive to raise capital by selling equity or equity-related securities at a time and price that it otherwise would deem appropriate.

Strive will incur increased costs as a result of operating as a public company, and Strive’s management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after Strive is no longer an “emerging growth company,” Strive will incur significant legal, accounting and other expenses that Strive did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“SOX”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies (including companies listed on Nasdaq), including establishment and maintenance of effective disclosure and financial controls and corporate governance practices.

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Strive expects that it will need to hire additional accounting, finance, compliance and other personnel or engage outside consultants in connection with becoming, and Strive’s efforts to comply with the requirements of being, a public company and its management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase Strive’s legal and financial compliance costs and will make some activities more time-consuming and costly. For example, Strive expects that the rules and regulations applicable to it as a public company may make it more difficult and more expensive for Strive to obtain certain types of insurance, including director and officer liability insurance, and Strive may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for Strive to attract and retain qualified persons to serve on its board of directors, its committees, or as executive officers.

Strive is currently evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs Strive may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Furthermore, if Strive is unable to satisfy its obligations as a public company, it could be subject to delisting of its securities, fines, sanctions and other regulatory action and potentially civil litigation.

A significant portion of New Strive’s total outstanding shares may be sold into the public market in the near future, which could cause the market price of New Strive’s common stock to drop significantly, even if New Strive’s business is doing well.

If Strive’s existing shareholders or investors in the PIPE Financing sell, or indicate an intention to sell, substantial amounts of shares in the public market after Closing, the trading price of the shares of New Common Stock could substantially decline. Based on shares of Asset Entities outstanding as of March 31, 2025, on the Closing of the Merger and the PIPE Financing, New Strive will have outstanding a total of 362,634,574 shares of New Class A Common Stock outstanding (including 74,690 in current Asset Entities warrants), 270,677,431 shares of New Class B Common Stock outstanding, 209,771,462 pre-funded warrants exercisable for shares of New Class A Common Stock, and 558,889,502 warrants exercisable at a price of $1.35 for shares of New Class A Common Stock outstanding.

Substantially all of Strive’s shares of common stock, following the Closing, will be able to be sold, subject to any applicable volume limitations, under federal securities laws with respect to affiliate sales.

Strive also intends to register all shares of common stock that Strive may issue under future employee benefit plans. Once Strive registers these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on Strive’s affiliates under Rule 144.

New Strive will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules because New Strive’s insiders will beneficially own more than 50% of the voting power of New Strive’s outstanding voting securities.

Certain existing shareholders of Strive, including Vivek Ramaswamy, that will enter into the Shareholders’ Agreement, will collectively beneficially own more than 50% of the voting power of New Strive’s outstanding voting securities and New Strive will therefore be a “controlled company” within the meaning of the listing rules of Nasdaq. New Strive may rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of the New Strive Board must be independent directors. In the event that we elect to rely on the “controlled company” exemption, a majority of the members of the New Strive Board might not be independent directors, and New Strive’s nominating and corporate governance and compensation committees might not consist entirely of independent directors. New Strive’s status as a controlled company could cause the shares of New Strive’s common stock to be less attractive to certain investors or otherwise harm New Strive’s trading price. As a result, you would not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

New Strive will be an “emerging growth company” under the JOBS Act and will be able to avail itself of reduced disclosure requirements applicable to emerging growth companies, which could make its securities less attractive to investors.

New Strive will be an “emerging growth company,” as defined in the JOBS Act upon completion of the Transactions, and intends to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of SOX, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. New Strive will not utilize the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

We cannot predict if investors will find New Strive’s securities less attractive because New Strive may rely on these exemptions.

If some investors find New Strive’s securities less attractive as a result, there may be a less active trading market for New Strive’s securities and the price of Strive’s securities may be more volatile. New Strive may utilize these exemptions until such time that it is no longer an emerging growth company. New Strive would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which it has more than $1.235 billion in annual revenue; (ii) the last day of the fiscal year in which it will qualify as a “large accelerated filer”; (iii) the date on which New Strive will have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2028, the last day of the fiscal year in which the fifth anniversary of the effectiveness of Asset Entities’ registration statement for its initial public offering occurs.

If New Strive fails to implement effective internal control over financial reporting, such failure could result in material misstatements in its financial statements, cause investors to lose confidence in New Strive’s reported financial and other public information and have a negative effect on the trading price of New Strive’s securities.

While Strive has operated as a private company, Strive has had relatively less accounting personnel and other resources to address internal controls as compared to a typical public company. Effective internal control over financial reporting is necessary for New Strive to provide reliable financial reports and, together with adequate disclosure controls and procedures, designed to prevent fraud. Strive cannot assure you that the robust internal control and financial reporting requirements New Strive will seek to adopt as the result of being a public company will not lead to the discovery of past or future control deficiencies in New Strive’s financial reporting. Any failure to identify and remediate past control deficiencies, or to implement required new or improved controls, or difficulties encountered in their implementation, could cause New Strive to fail to meet its reporting obligations.

Upon completion of the Transactions, New Strive will be a public company in the United States subject to SOX. Section 404(a) of SOX (“Section 404”) requires management of public companies to develop and implement internal control over financial reporting and evaluate the effectiveness thereof. New Strive will be required to disclose changes made in New Strive’s internal controls and procedures and New Strive’s management will be required to assess the effectiveness of these controls annually. This assessment will need to include disclosure of any material weaknesses identified by New Strive’s management in its internal control over financial reporting. In particular, New Strive will be required to furnish a report by management on, among other things, the effectiveness and any material weaknesses of Strive’s internal control over financial reporting beginning with its annual report on Form 10-K for the year ended December 31, 2025, assuming that the Closing occurs before the end of such fiscal year. However, for as long as New Strive is an “emerging growth company” under the JOBS Act, New Strive’s independent registered public accounting firm will not be required to attest to the effectiveness of New Strive’s internal control over financial reporting pursuant to Section 404 of SOX, which may otherwise be applicable beginning with its annual report on Form 10-K for the year ended December 31, 2025, assuming that the Closing occurs before the end of such fiscal year. An independent assessment of the effectiveness of New Strive’s internal controls by New Strive’s registered public accountant could detect past or future problems that New Strive’s management’s assessment might not. Any testing by New Strive conducted in connection with Section 404 of SOX, or any subsequent testing by New Strive’s independent registered public accounting firm, may reveal deficiencies in its internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to New Strive’s financial statements or identify areas for further attention or improvement. In particular, undetected past or future material weaknesses in New Strive’s internal controls could lead to financial statement restatements and require New Strive to incur the expense of remediation and the trading price of New Strive’s securities may suffer. New Strive may also not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 or may not be able to remediate some of the identified deficiencies in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404.

The process of designing, implementing and maintaining effective internal controls is a continuous effort that will require New Strive to anticipate and react to changes in its business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy New Strive’s reporting obligations as a public company. If New Strive fails to design, implement and maintain effective internal controls and financial reporting procedures, it could severely inhibit its ability to accurately report its results of operations and result in material misstatements in its financial statements, impair its ability to raise revenue, subject New Strive to regulatory scrutiny and sanctions and cause investors to lose confidence in its reported financial information, which in turn could have a negative effect on the business and the trading price of New Strive’s securities. Additionally, ineffective internal control over financial reporting could result in deficiencies that are deemed material weaknesses, and any such material weaknesses could result in New Strive’s failure to detect a material misstatement of New Strive’s annual or quarterly consolidated financial statements or disclosures. Ineffective internal control over financial reporting could also expose New Strive to increased risk of fraud or misuse of corporate assets and subject New Strive to potential delisting from Nasdaq, regulatory investigations, civil or criminal sanctions and lawsuits. In addition, New Strive’s internal control over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

New Strive may not pay any cash dividends on its common stock in the foreseeable future. Accordingly, shareholders need to be prepared to rely on capital appreciation, if any, for any return on their investment.

We do not currently anticipate that New Strive will pay any cash dividends on its common stock in the foreseeable future. As a result, capital appreciation, if any, of New Common Stock may be the sole source of gain on shares of New Common Stock for the foreseeable future, if any.

Nevada Law/Charter/Anti-Takeover Risks

Case law in Nevada may be less likely to provide guidance for specific fact scenarios than in Delaware.

Strive will be a Nevada corporation. Because of Delaware’s prominence as a state of incorporation for many large corporations, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing Delaware law under certain sets of facts. While Nevada also has adopted comprehensive, modern and flexible corporate law statutes, because the volume of Nevada case law concerning the effects of its statutes and regulations is more limited, Strive may experience, and its stockholders may experience, less predictability with respect to the legal requirements in connection with corporate affairs and transactions, and stockholders’ rights to challenge them in specific situations where the application of the statute may be open to differing interpretations.

New Strive’s directors and officers are protected from liability for a broad range of actions.

Nevada law, by default, with certain specific exceptions, eliminates the liability of directors and officers, to a corporation or its stockholders, except where (i) the presumption that such director or officer has acted in good faith, with a view to the interests of the corporation has been rebutted, and (ii) it is proven that such director’s or officer’s act or failure to act was a breach of his or her fiduciary duties and involved intentional misconduct, fraud or a knowing violation of law. The A&R Articles of Incorporation will provide that, to the fullest extent permitted by Nevada law, its directors and officers will not be individually liable to it or any of its stockholders or creditors for damages as a result of any act or failure to act their respective capacities as a director or officer.

The A&R Articles of Incorporation will provide that the Eighth Judicial District Court of Clark County, Nevada is the sole and exclusive forum for substantially all disputes between New Strive and its stockholders, which could limit New Strive stockholders’ ability to obtain a favorable judicial forum for disputes with New Strive or its directors, officers or employees.

A&R Articles of Incorporation will provide that the Eighth Judicial District Court of Clark County, Nevada is the sole and exclusive forum for substantially all disputes between New Strive and its stockholders, which could limit New Strive stockholders’ ability to obtain a favorable judicial forum for disputes with New Strive or its directors, officers or employees. New Strive’s A&R Articles of Incorporation will provide that, unless New Strive consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law the Eighth Judicial District Court of Clark County, Nevada is the sole and exclusive forum for any or all actions, suits or proceedings, whether civil, administrative or investigative or that asserts any claim or counterclaim: (a) brought in New Strive’s name or right or on its behalf, (b) asserting a claim for breach of any fiduciary duty owed by any of New Strive’s current or former directors, officers, stockholders, employees, agents or fiduciaries or its stockholders, (c) for any internal action (as defined in NRS 78.046), including any action asserting a claim against New Strive arising pursuant to any provision of NRS Chapters 78 or 92A, any provision of New Strive’s amended and restated articles of incorporation or its amended and restated bylaws, any agreement entered into pursuant to NRS 78.365 or as to which the NRS confers jurisdiction on the district court of the State of Nevada, (d) to interpret, apply, enforce or determine the validity of New Strive’s amended and restated articles of incorporation or its amended and restated bylaws or (e) governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Strive or its directors, officers, or other employees, which may discourage such lawsuits against New Strive and its directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in New Strive’s amended and restated articles of incorporation to be inapplicable or unenforceable in an action, New Strive may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect New Strive’s business, financial condition and results of operations.

New Strive’s governing documents and Nevada law could discourage takeover attempts and other corporate governance changes.

New Strive’s A&R Articles of Incorporation and A&R Bylaws will contain provisions that could delay or prevent a change in control of New Strive. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of the New Strive Board or take other corporate actions, including effecting changes in our management. These provisions include the following provisions:

•        permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•        provide that our board of directors will be classified into three classes with staggered, three-year terms and that directors may only be removed by the affirmative vote of the holders of not less than two-thirds of the voting power of the shares then entitled to vote generally in the election of directors, voting together as a single class;

•        require super-majority voting to amend certain provisions in our articles of incorporation and bylaws;

•        authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•        specify that special meetings of our stockholders can be called only by the affirmative vote of a majority of the entire board of directors;

•        provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•        provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•        prohibit cumulative voting in the election of directors;

•        restrict the forum for certain litigation against us to Nevada;

•        restrict the forum for certain litigation against us to the federal district courts of the United States;

•        reflect the dual class structure of our common stock; and

•        establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, after certain events specified in the A&R Articles of Incorporation, we will be subject to Nevada’s statute on combinations with interested stockholders. These provisions may prohibit large stockholders, in particular those owning 10% or more of the voting power of our outstanding voting stock, from merging or combining with us for a period of time.

If securities or industry analysts do not publish or cease publishing research, or publish inaccurate or unfavorable research, about New Strive’s business, the price of New Class A Common Stock and its liquidity could decline.

The trading market for New Strive’s securities may be influenced by the research and reports that securities or industry analysts publish about New Strive or New Strive’s business, market or competitors. New Strive will not have any control over these analysts. If securities and industry analysts do not cover New Strive, cease coverage of New Strive, downgrade New Strive’s securities, or publish inaccurate or unfavorable research about New Strive’s business, the market price and trading volume for New Strive’s securities may be negatively affected. In light of the unpredictability inherent in New Strive’s anticipated businesses, New Strive’s financial outlook commentary may differ from analysts’ expectations, which could cause volatility to the price of New Strive’s securities.

Risks Related to the Business of Asset Entities

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” the “Company,” or “Asset Entities” refer to Asset Entities prior to the completion of the Merger.

We have a limited operating history, which may make it difficult to evaluate our business and prospects.

The Company is an early, startup stage entity with little operating history. The revenue and income potential of the Company’s business and market are unproven. The Company’s limited operating history makes an evaluation of the Company and its prospects difficult and highly speculative. There can be no assurances that: (a) the Company will be able to develop products or services on a timely and cost effective basis; (b) the Company will be able to generate any increase in revenues; (c) the Company will have adequate financing or resources to continue operating its business and to provide services to customers; (d) the Company will earn a profit; (e) the Company can raise sufficient capital to support operations by attaining profitability; or (f) the Company can satisfy future liabilities.

The Company may experience negative cash flow.

We had a net loss for the years ended December 31, 2024 and 2023. The Company intends to increase expenditures to develop its business and, as a result, may continue to incur losses. There can be no assurance that the Company will achieve significant revenues or profitability. There can be no assurance that the Company will be able to raise additional capital on acceptable terms and conditions, if at all. In the event the Company does achieve rapid sales growth and raise additional capital to fund its current liabilities and burn rate, there is a risk that the Company could fail. There can be no assurances that the Company will be able to retain or attract qualified personnel if it is not able to get to profitability in the foreseeable future.

The Company may need to raise additional capital to support its operations.

The Company may need to procure additional financing over time, the amount and timing of which will depend on a number of factors, including the pace of expansion of the Company’s opportunities and customer base, the scope of service development to be undertaken by the Company, the need to respond to customer needs for improvement of service offerings, the services offered and development efforts, the cash flow generated by its operations, the extent of losses, if any with respect to matters identified as risk factors herein and the extent of other unanticipated areas or amounts of expenditure. The Company cannot fully predict the extent to which it will require additional financing. There can be no assurance regarding the availability or terms of additional financing the Company may be able to procure over time. Any new investor may require that any future debt financing or issuance of preferred equity by the Company could be senior to the rights of stockholders, and any future issuance of equity could result in the dilution of the value of our shares.

The Company may incur significant losses, and there can be no assurance that the Company will ever become a profitable business.

We had a net loss for the years ended December 31, 2024 and 2023. It is anticipated that the Company may continue to sustain operating losses. Its ability to become and/or remain profitable depends in material part on success in growing and expanding the Company’s products and services. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in offering new and unique products or services may impact whether the Company is successful. Furthermore, the Company may encounter substantial unexpected expenses related to development, technological changes, marketing, insurance, legal or regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the Company will become or remain profitable. If the Company sustains losses over a period of time, it may be unable to continue in business.

The Company’s future revenue and operating results are unpredictable and may fluctuate significantly.

We had a net loss for the years ended December 31, 2024 and 2023. It is difficult to accurately forecast the Company’s revenues and operating results, and they could continue to fluctuate in the future due to a number of factors. These factors may include: Acceptance of the Company’s products and services; the amount and timing of operating costs and capital expenditures; competition from other market venues or services that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. The Company’s operating results may fluctuate from year to year due to the factors listed above, others described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Asset Entities,” or not listed. At times, these fluctuations may be significant.

If we are unable to maintain our good standing with the social media platforms where we operate, our business will suffer.

We expect to generate substantially all of our revenue through social media, marketing agreements, and performing services in connection with social media platforms. Any deterioration in our relationship with these social media platforms would harm our business. We will be subject to Discord’s, TikTok’s, Instagram’s, YouTube’s, X’s, Apple’s and Google’s standard terms and conditions, which govern the promotion, distribution and operation of the various aspects of the operations of the Company. In particular, without being able to use TikTok and other dominant social media as platforms for our social influencers to disseminate marketing and other content, we may not succeed. In July 2021, our co-founder, Executive Vice-Chairman and Chief Marketing Officer, Kyle Fairbanks, was temporarily banned from TikTok for posting a comment that TikTok had determined had violated its terms of service. Although Mr. Fairbanks’s comment was about the Robinhood/GameStop meme stock phenomenon and Mr. Fairbanks believed that he was merely “looking out for the little guy” when he posted the comment in support of the retail investors, TikTok imposed a temporary ban on Mr. Fairbanks. Although TikTok subsequently lifted its ban on Mr. Fairbanks and Mr. Fairbanks has not experienced similar issues since the incident, there is no assurance that TikTok or any other service will permit our key influencers like Mr. Fairbanks from using their services in the future.

Our business would also be harmed if:

•        Discord, TikTok, Instagram, YouTube, X, Apple, Google, or other social media companies whose services we use to market our services, establish terms or conditions which have the effect of discontinuing or limiting our access to their platforms;

•        these companies modify their terms of service or other policies, including fees charged to, or other restrictions on, and change how the personal information of its users is made available on their respective platforms or shared by users; or

•        these companies develop their own competitive offerings.

In addition, these companies have broad discretion to change their terms of service and other policies with respect to us, and those changes may be unfavorable to us. Any such changes in the future could significantly alter how users experience our product and services and interact with our application or in our community, which may harm our business.

The regulation of social media services, and the ban of TikTok in the United States in particular, may threaten our ability to market and promote our services effectively.

As laws and regulations and public opinion rapidly evolve to govern the use of social media platforms, our ability to use certain platforms, including TikTok in particular, as marketing tools may become limited, restricted or more expensive or complicated, which could adversely impact our business and operating results. On April 24, 2024, President Biden signed into law the Protecting Americans from Foreign Adversary Controlled Applications Act (the “PAFACA Act”) requiring TikTok’s parent company to sell TikTok by January 19, 2025 or face a total ban in the United States. On January 20, 2025, President Trump instructed the Attorney General of the United States not to take any action to enforce the PAFACA Act for a period of 75 days[, and on June 19, 2025, President Trump signed an executive order extending the deadline for the sale until September 17, 2025]. There can be no assurance that TikTok’s parent company will sell TikTok to a non-Chinese owner or that the PAFACA Act will not be enforced.

Our business has relied on the ability of our social influencers to use social media in general, and TikTok in particular, to reach its target consumers. We have also expended resources to acquire assets such as the TikTok Money Machine and use our status as a TikTok Shop Partner to expand our services and generate revenues. The loss of access to these platforms by these consumers due to the PAFACA Act or other legal restrictions, could threaten our ability to market and promote our services effectively and cause material adverse effects to our business prospects. In addition, the failure by us, our employees, our network of social media influencers, or third parties acting at our direction to abide by applicable laws and regulations in the use of social media platforms or otherwise, including intellectual property laws and tax reporting and compliance requirements, could subject us to regulatory investigations, class action lawsuits, liability, taxes, fines or other penalties and have a material adverse effect on our business, financial condition and operating results.

Risks relating to the blockchain, cryptocurrencies, and nonfungible token (“NFT”) industries may cause material adverse effects on our business operations.

There are a number of unique risks to investments in digital assets such as cryptocurrencies and NFTs which use blockchain technologies in retail and commercial marketplaces. Currently, there is a relatively limited use for such digital assets. Moreover, the regulations governing such assets and underlying blockchain technologies are at present limited and have not prevented significant and sudden losses in the value of such assets. We believe that these and other risks have contributed to the price volatility of these assets. If, due to the unique risks of these types of assets, any of our paying subscribers or other members or followers believe that our education and entertainment services relating to these industries have caused them to incur losses on their investments, we may lose or fail to expand our Discord paying subscriber base and related revenues, and be unable to sustain or gain credibility with other current and potential social media followers, which may have a material adverse effect on our business, results of operations, financial condition and cash flow, as well as require additional resources to rebuild our brand and reputation.

If demand for our services does not develop as expected, our projected revenues and profits will be affected.

Our future profits are influenced by many factors, including economics, technology advancements, and world events and changing customer preferences. We believe that the markets for our services will continue to grow, that we will be successful in marketing our services in these markets. If our expectations as to the size of these markets and our ability to sell our products and services in this market are not correct, our revenue may not materialize and our business will be adversely affected.

The Company will be subject to risk associated with the development of new products or services.

The Company’s business objectives contemplate ongoing development of new processes, products, services and applications. There can be no assurance that the Company will have sufficient funds available to fund any of these projects or that the projects will be completed on time or within budget. It is likely that certain, if not many, of the aspects of the business objectives will not proceed as contemplated.

The Company may not be able to create and maintain a competitive advantage, given the rapid technological and other competitive changes affecting all markets nationally and worldwide. The Company’s success will depend on its ability to keep pace with any such changes.

The potential markets for the Company’s products and services are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing services, the introduction of new services and products, and changing customer demands. The Company’s success could depend on the Company’s ability to respond to changing standards and technologies on a timely and cost-effective basis. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

The technology area is subject to rapid change, and there are risks associated with new products and services.

Software-driven products and services are characterized by rapidly changing technology. The Company’s products and services may require continual improvement in order to satisfy the demand by the Company’s customers for new features and capabilities. The Company’s future success will depend upon its ability to introduce products and services and to add new features and enhancements that keep pace with technological and market developments. The development of new services and products and the enhancement of existing services and products entail significant technical risks. There can be no assurance that the Company will be successful in (i) developing, maintaining and improving one or more products; (ii) effectively using new technologies; (iii) adapting its services and products to emerging industry standards; or (iv) developing, introducing and marketing service and product enhancements or new services and products. Furthermore, there can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these services and products, or that its new service and product enhancements will adequately satisfy the requirements of the marketplace and achieve market acceptance. If the Company is unable, for technical or other reasons, to develop and introduce new services and products or enhancements of existing services and products in a timely manner in response to changing market conditions or customer requirements, or if new services and products do not achieve market acceptance, the Company’s business, results of operations or financial condition could be materially and adversely affected.

If our paying subscribers are not satisfied with our Discord subscription services, we may face additional cost, loss of profit opportunities, damage to our reputation, or legal liability.

We depend, to a large extent, on our relationships with our Discord servers’ paying subscribers, and our reputation for high-quality education and entertainment material. If a paying subscriber is not satisfied with our services, it could cause us to incur additional costs and impair profitability, loss of the paying subscriber relationship, or legal liability. For example, although we prominently warn paying subscribers and all other members that our investment education and entertainment content should not be relied upon for making investment decisions, a paying subscriber may claim that they suffered losses due to reliance on our investment education and entertainment content, which poses risks of liability exposure and costs of defense and increased insurance premiums. Many of our paying subscribers and other members actively share information among themselves about the quality of service they receive from us. Accordingly, the perception of poor service by any paying subscriber or other member may negatively impact our relationships with multiple other paying subscribers or other members.

Our services are based in a new and unproved market and are subject to the risks of failure inherent in the development of new products and services.

Because the Company’s business is based on new technologies, we are subject to risks of failure that are particular to new technologies, including the possibility that:

•        our new approach will not result in any products or services that gain market acceptance;

•        the Company’s services could be restricted;

•        proprietary rights of third parties may preclude us from marketing our new product and services; or

•        third parties may market superior or more cost-effective products or services.

As a result, our activities may not result in a commercially viable product or service, which would harm our sales, revenue and financial condition.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business and operating results will be harmed.

We believe that the development of our brand identity will be critical to the success of our business. Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not be successful. If we fail to establish and promote the brand, or if it incurs excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected.

The social media, education, and community-based platform sectors are subject to rapid technological change and, to compete, we must continually evolve and upgrade the user experience to enhance our business.

We must continue to enhance and improve the performance, functionality and reliability of our business. This area is characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies and the emergence of new industry standards and practices that could render our products and services obsolete. Our success will depend, in part, on our ability to both internally further develop and market leading brands and businesses and to continually grow our community-based platforms and increase visibility and reach across social media platforms. The development of our proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, customer requirements or emerging industry standards, we may not be able to either generate revenue or expand our business.

The Company operates in a highly competitive industry and there can be no assurance that the Company will be able to compete successfully.

The Company competes with many other social media and community-based platform companies. Many of those companies are larger, more experienced and better funded than the Company. In addition, due to the unique services that the Company is providing, it is likely that, over time, several key competitors will emerge, which likely will be better funded than the Company, and the marketplace may have difficulties in differentiating between the quality and scope of the competitors’ offerings, or the competitors’ services may be superior to those of the Company.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management and other key employees, including our co-founders and leading social media influencers: Arshia Sarkhani, our Chief Executive Officer and President; Kyle Fairbanks, our Executive Vice-Chairman and Chief Marketing Officer; Jackson Fairbanks, our Director of Socials; and Arman Sarkhani, our Chief Operating Officer. Without these key executives and employees, we may not have the ability to execute on our business plans and to identify and pursue new opportunities and service innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results. We do not presently maintain any key man life insurance policies.

If our co-founders were to experience a loss to their social media followings, it could adversely affect our business, operating results and financial condition.

Our future performance depends on the ability of our co-founders and leading social media influencers, Arshia Sarkhani, Kyle Fairbanks, Jackson Fairbanks, and Arman Sarkhani, to retain and grow their social media followings and fanbase by creating quality content that meets the changing preferences of the consumer market. If they were to experience a significant loss of followers on any of their social media accounts, such as Discord, TikTok, Instagram, or X, it could have a negative impact on our business.

Followers on social media in general often fluctuate significantly due to external factors that are not predictable. Changes in consumers’ tastes or a change in the perceptions of our co-founders or business partners, whether as a result of the social and political climate or otherwise, could adversely affect our operating results. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for our services, or reduced social media followings, which could adversely affect our business, financial condition and operating results.

Our business depends on our ability to attract and retain talented qualified employees or key personnel.

Our success depends to a significant degree upon our ability to attract, retain and motivate skilled and qualified personnel. Recruiting and retaining the skilled personnel we require to maintain and grow our market position may be difficult. The market for highly skilled workers and leaders in our industry is extremely competitive. If we do not succeed in attracting, hiring, integrating, retaining and motivating excellent personnel, we may be unable to grow effectively. Our inability to attract highly skilled personnel with sufficient experience in our industries could harm our business.

We may not be able to manage future growth effectively.

If our business plans are successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

We may have difficulty scaling and adapting our existing infrastructure to accommodate a larger customer base, technology advances or customer requirements.

In the future, advances in technology, increases in traffic, and new customer requirements may require us to change our infrastructure, expand our infrastructure or replace our infrastructure entirely. Scaling and adapting our infrastructure are likely to be complex and require additional technical expertise. If we are required to make any changes to our infrastructure, we may incur substantial costs and experience delays or interruptions in our service. These delays or interruptions may cause customers to become dissatisfied with our service and move to competing service providers. Our failure to accommodate increased traffic, increased costs, inefficiencies or failures to adapt to new technologies or customer requirements and the associated adjustments to our infrastructure could harm our business, financial condition and results of operations.

If the Company fails to develop or protect its intellectual property adequately, the Company’s business could suffer.

The Company has attempted, and may attempt, to develop certain intellectual property of its own, but cannot assure that it will be able to obtain exclusive rights in trade secrets, patents, trademark registrations and copyright registrations. At this time, the Company is unsure of what types of intellectual property might be developed. The cost of developing, applying for and obtaining such enforceable rights is expensive. Even after such enforceable rights are obtained, there are significant costs for maintaining and enforcing them. The Company may lack the resources to put in place exclusive protection and enforcement efforts. Also, certain of the Company’s service offerings draw from publicly available technology in the marketplace. The Company’s failure to obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, financial condition and results of operations.

The Company may seek to enforce its intellectual property rights on others through litigation. The Company’s claims, even if meritorious, may be found invalid or inapplicable to a party the Company believes infringes or has misappropriated its intellectual property rights. In addition, litigation can:

•        be expensive and time-consuming to prosecute or defend;

•        result in a finding that the Company does not have certain intellectual property rights or that such rights lack sufficient scope or strength;

•        divert management’s attention and resources; or

•        require the Company to license its intellectual property.

The Company may rely on trademarks or service marks to establish a market identity for its products or services. To maintain the value of the Company’s trademarks or service marks, the Company might have to file lawsuits against third parties to prevent them from using marks confusingly similar to or dilutive of the Company’s registered or unregistered trademarks or service marks. The Company also might not obtain registrations for its pending or future trademark or service marks applications, and might have to defend its registered trademarks or service marks and pending applications from challenge by third parties. Enforcing or defending the Company’s registered and unregistered trademarks or service marks might result in significant litigation costs and damages, including the inability to continue using certain marks.

The laws of foreign countries in which the Company may contemplate doing business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the United States. Adverse determinations in a judicial or administrative proceeding could prevent the Company from offering or providing its products or services or prevent the Company from stopping others from offering or providing competing services, and thereby have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company’s products, services or processes could be subject to claims of infringement of the intellectual property of others.

Claims that the Company’s products, services, business methods, or processes infringe upon the proprietary rights of others may not be asserted until after commencement of commercial sales of its offerings. Significant litigation regarding intellectual property rights exists in the Company’s industry. Third parties may make claims of infringement against the Company in connection with the use of its technology. Any claims, even those without merit, could:

•        be expensive and time-consuming to defend;

•        cause the Company to cease making, licensing, or using services that incorporate the challenged intellectual property;

•        divert management’s attention and resources; or

•        require the Company to enter into royalty or licensing agreements in order to obtain the right to use a necessary feature of any of the Company’s current or proposed products, services, business methods, or processes.

The Company cannot be certain of the outcome of any litigation. Any royalty or licensing agreement, if required, may not be available to the Company on acceptable terms or at all. The Company’s failure to obtain the necessary licenses or other rights could prevent the development or distribution of the Company’s products and services and, therefore, could have a material adverse effect on the Company’s business.

We may experience disruption to our servers or our software which could cause us to lose customers.

Our ability to successfully create and deliver our content or manage and deploy our products and services will depend in large part on the capacity, reliability and security of our networking hardware, software and telecommunications infrastructure. Failures of our network infrastructure could result in unanticipated expenses to address such failures and could prevent our customers from effectively utilizing our services, which could prevent us from retaining and attracting customers. We currently have a limited disaster recovery plan in place. Our system will be susceptible to natural and man-made disasters, including global pandemics, war, terrorism, earthquakes, fires, floods, power loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Such a disruption could cause us to lose customers and possibly subject the Company to litigation, any of which could have a material adverse effect on our business. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could incur capital expenditures in the event of unanticipated damage. In addition, our paying subscribers and other members and followers will depend on Internet service providers, or ISPs, for access to our website, Discord servers, and, if we develop one, our mobile app. In the past, ISPs, websites and mobile apps have experienced significant system failures and could, in the future, experience outages, delays and other difficulties due to system failures unrelated to our systems. These problems could harm our business by preventing our customers from effectively utilizing our services.

A failure or breach of our security systems or infrastructure as a result of cyberattacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

Information security risks for technology companies, such as the Company, have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. These threats may derive from fraud or malice on the part of our employees or third parties, or may result from human error or accidental technological failure. These threats include cyberattacks, such as computer viruses, malicious code, phishing attacks or information security breaches.

Our operations will, in part, rely on the secure processing, transmission and storage of confidential proprietary and other information in our computer systems and networks. Our customers will rely on our digital technologies, computer, email and messaging systems, software and networks to conduct their operations or to utilize our products or services. In addition, to access our products and services, our customers will use personal smartphones, tablet computers and other mobile devices that may be beyond our control.

If a cyberattack or other information security breach occurs, it could lead to security breaches of the networks, systems or devices that our customers use to access our products and services which could result in the unauthorized disclosure, release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information (including account data information) or data security compromises. Such events could also cause service interruptions, malfunctions or other failures in the physical infrastructure or operations systems that will support our businesses and customers, as well as the operations of our customers or other third parties. Any actual attacks could lead to damage to our reputation with our customers and other parties and the market, additional costs to the Company (such as repairing systems, adding new personnel or protection technologies or compliance costs), regulatory penalties, financial losses to both us and our customers and collaborators and the loss of customers and business opportunities. If such attacks are not detected immediately, their effect could be compounded.

Although we will attempt to mitigate these risks, there can be no assurance that we will be immune to these risks and not suffer losses in the future.

Certain stockholders have substantial influence over our company, and their interests may not be aligned with the interests of other stockholders.

A small number of stockholders have significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control. For further discussion, please see “— The structure of our common stock has the effect of concentrating voting control with certain Asset Entities officers and directors; this will limit or preclude your ability to influence corporate matters. It may also limit the price and liquidity of our common stock due to its ineligibility for inclusion in certain stock market indices.”

Current market conditions and recessionary pressures in one or more of the Company’s markets could impact the Company’s ability to grow its business.

The U.S. economy faces continued concerns about the systemic impacts of adverse economic conditions such as the U.S. deficit, historically high interest rates and the continued availability and cost of credit, the renewed threat of high inflation, volatile energy costs, geopolitical issues, ongoing supply chain disruptions, the ongoing impact of the COVID-19 pandemic and threats from other potential pandemics, and unstable financial and real estate markets. Foreign countries, including those in the Euro zone, are affected by similar systemic impacts. Turbulence in the U.S. and international markets and economic conditions may adversely affect the Company’s liquidity and financial condition, and the liquidity and financial condition of the Company’s customers. If these market conditions occur, they may limit the Company’s ability, and the ability of the Company’s customers, to replace maturing liabilities and to access the capital markets to meet liquidity needs, which could have a material adverse effect on the Company’s financial condition and results of operations. There is no assurance that the Company’s products and services will be accepted in the marketplace.

We may incur liability as a result of information retrieved from or transmitted over the Internet or published using our services or services of social media platforms, or as a result of claims related to our services or services of social media platforms, and legislation regulating content on social media platforms may require us to change our services or business practices and may adversely affect our business and financial results.

As the owner of several Discord servers and due to our reliance on social media for our own and our clients’ promotional campaigns, we may face claims or enforcement actions relating to information or content that is published or made available on social media platforms where our content or our users’ content is posted, or relating to our policies or the policies of Discord and other social media platforms on which our content or our users’ content is posted, notwithstanding our or the respective platforms’ best efforts to enforce such policies. In particular, the nature of our social media-based business exposes us to claims related to defamation, dissemination of misinformation or news hoaxes, discrimination, harassment, intellectual property rights, rights of publicity and privacy, personal injury torts, laws regulating hate speech or other types of content, online safety, consumer protection, and breach of contract, among others. This risk is enhanced in certain jurisdictions outside the United States where our protection from liability for third-party actions may be unclear or where we may be less protected under local laws than we are in the United States. For example, in April 2019, the European Union passed a directive (the European Copyright Directive) expanding online platform liability for copyright infringement and regulating certain uses of news content online, which the EU member states have since implemented into their national laws. In addition, the European Union revised the European Audiovisual Media Service Directive to apply to online video-sharing platforms, which member states are implementing. Additionally, Brazil has an intermediary liability framework limiting liability for third-party content, which has been challenged as unconstitutional and is under review by the Brazilian Supreme Court. In the United States, in 2023, the U.S. Supreme Court heard oral argument in a matter in which the scope of the protections available to online platforms under Section 230 of the Communications Decency Act (“Section 230”) was at issue, but it ultimately declined to address Section 230 in its decision. There also have been, and continue to be, various other litigation concerning, and state and federal legislative and executive efforts to remove or restrict, the scope of the protections under Section 230, as well as to impose new obligations on online platforms with respect to commerce listings, user access and content, counterfeit goods and copyright-infringing material, and our current protections from liability for third-party content in the United States could decrease or change. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages.

We could also face fines, orders restricting or blocking our services in particular geographies, or other government-imposed remedies as a result of our content or the content hosted on our services. For example, numerous countries in Europe, the Middle East, Asia-Pacific, and Latin America are considering or have implemented certain content removal, law enforcement cooperation, and disclosure obligation legislation imposing potentially significant penalties, including fines, service throttling, or advertising bans, for failure to remove certain types of content or follow certain processes. Content-related legislation also may require us in the future to change our services or business practices, increase our costs, or otherwise impact our operations or our ability to provide services in certain geographies. For example, the European Copyright Directive requires certain online services to obtain authorizations for copyrighted content or to implement measures to prevent the availability of that content, which may require us to make substantial investments in compliance processes. Member states’ laws implementing the European Copyright Directive may also require online platforms or businesses that rely on them, like ours, to pay for content. In addition, our products and services are subject to new restrictions and requirements, and our compliance costs may significantly increase, as a result of the Digital Services Act in the European Union, and other content-related legislative developments such as the Online Safety and Media Regulation Act in Ireland and the Online Safety Act in the United Kingdom. Certain countries have also implemented or proposed legislation that may require us to pay publishers for certain news content shared on our products. In the United States, changes to the protections available under Section 230 or the First Amendment to the U.S. Constitution or new state or federal content-related legislation may increase our costs or require significant changes to our services, business practices, or operations, which could adversely affect user growth and engagement. Any of the foregoing events could adversely affect our business and financial results.

We are not currently registered as an investment adviser and if we should have registered as an investment adviser, our failure to do so could subject us to civil and/or criminal penalties.

Certain services provided by the Company may cause the Company to meet the definition of “investment adviser” in the Investment Advisers Act of 1940 (“Investment Advisers Act”), and similar state laws. Under the Investment Advisers Act, an “investment adviser” is defined as a “person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.” In particular, certain of the content on the Company’s Discord servers, such as trading diaries posted by the Company’s personnel, and other content available on the Company’s social media channels, may constitute investment advice. In addition, in general, disclaimers, such as those included with the Company’s posts on Discord and other social media, do not change the character of the advice provided for Investment Advisers Act purposes.

The Company relies on the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Investment Advisers Act, as interpreted by legal precedent. The publisher’s exclusion requires that product or service offerings must be: (1) of a general and impersonal nature, in that the research provided is not adapted to any specific portfolio or any client’s particular needs; (2) “bona fide” or genuine, in that it contains disinterested discussion and analysis as opposed to promotional material; and (3) of general and regular circulation, in that it is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry. The basis for reliance on such exclusion will depend on a facts-and-circumstances analysis. We intend at all times to operate our business in a manner as to not become inadvertently subject to the regulatory requirements under the Investment Advisers Act.

If we meet the definition of “investment adviser” in the Investment Advisers Act, and do not meet the requirements for reliance on the “publisher’s exclusion” from the definition of “investment adviser” or another exclusion, exemption, or exception from the registration requirements under the Investment Advisers Act, we will have to register as an investment adviser with the SEC pursuant to the Investment Advisers Act and potentially with one or more states under similar state laws. Registration requirements for investment advisers are significant. If we are deemed to be an investment adviser and are required to register with the SEC and potentially one or more states as an investment adviser, we will become subject to the requirements of the Investment Advisers Act and the corresponding state laws. The Investment Advisers Act imposes: (i) fiduciary duties to clients; (ii) substantive prohibitions and requirements; (iii) contractual requirements; (iv) record-keeping requirements; and (v) administrative oversight by the SEC, primarily by inspection. These requirements and obligations can be burdensome and costly. If it is deemed that we are out of compliance with such rules and regulations, we may also be subject to civil and/or criminal penalties. Applicable state laws may have similar or additional requirements. If we are required to register under these laws, we may no longer be able to continue to offer our investment education and entertainment services, which may have a significant adverse impact on our business and results of operations.

We will face growing regulatory and compliance requirements which can be costly and time-consuming.

New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to the tide of cyberattacks and will increasingly impact organizations like our company. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation, such as the General Data Protection Regulation (“GDPR”), with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of noncompliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, may force us to spend additional time and money ensuring we will meet future regulatory requirements.

Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

U.S. federal data privacy laws include the Controlling the Assault of Non-Solicited Pornography And Marketing Act, as amended (the “CAN-SPAM Act”), which, among other things, restricts data collection and use in connection with CAN-SPAM Act’s opt-out process requirements for senders of commercial emails; and U.S. Children’s Online Privacy Protection Act (“COPPA”), which regulates the collection of information by operators of websites and other electronic solutions that are directed to children under 13 years of age, although our website and app user terms of service and privacy policy expressly prohibit children under 13 from submitting information to or on our website or app. These laws and regulations promulgated under these laws restrict our collection, processing, storage, use and disclosure of personal information, may require us to notify individuals of our privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information, and mandate certain procedures with respect to safeguarding and proper description of stored information.

Moreover, certain laws and regulations of U.S. states and the European Union impose similar or greater data protection requirements and may also subject us to scrutiny or attention from regulatory authorities. For example, the EU and California have passed comprehensive data privacy laws, the EU GDPR and the California Consumer Privacy Act (“CCPA”) and regulations promulgated under the CCPA, respectively, which impose data protection obligations on enterprises, including limitations on data uses and constraints on certain uses of sensitive data. Of particular importance, the CCPA, which became effective on January 1, 2020, limits how we may collect and use personal information, including by requiring companies that process information relating to California residents to make disclosures to consumers about their data collection, use and sharing practices, provide consumers with rights to know and delete personal information and allow consumers to opt out of certain data sharing with third parties. The CCPA also creates an expanded definition of personal information, imposes special rules on the collection of consumer data from minors, and provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase the likelihood and cost of data breach litigation. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and incur substantial costs and expenses in compliance and potential ligation efforts. Effective January 1, 2023, we also became subject to the California Privacy Rights Act (“CPRA”) in California, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the CCPA.

In addition, similar consumer data privacy laws have been passed and either are in effect or will become effective within the next 12 months in a number of other states, including Virginia (effective January 1, 2023); Colorado (effective July 1, 2023); Connecticut (effective July 1, 2023); Utah (effective December 31, 2023); Texas (effective July 1, 2024); Oregon (effective July 1, 2024); Montana (effective October 1, 2024); Iowa (effective January 1, 2025); Delaware (effective January 1, 2025); Nebraska (effective January 1, 2025); New Hampshire (effective January 1, 2025); New Jersey (effective January 15, 2025); Minnesota (effective July 1, 2025); Tennessee (effective July 1, 2025); Maryland (effective October 1, 2025); Indiana (effective January 1, 2026); Kentucky (effective January 1, 2026); and Rhode Island (effective January 1, 2026). Further, there are several legislative proposals in the United States, at both the federal and state level, that could impose new privacy and security obligations. We cannot yet determine the impact that these laws and regulations may have on our business.

Outside of the United States, data protection laws, including the GDPR, also might apply to some of our operations or business collaborators. Legal requirements in the European Union and United Kingdom relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million Euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change, and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

Our business could be negatively impacted by changes in the U.S. political environment.

There is significant ongoing uncertainty with respect to potential legislation, regulation and government policy at the federal, state and local levels in the United States. Such uncertainty and any material changes in such legislation, regulation and government policy could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals that might materially impact us include, but are not limited to, changes to liability rules for Internet platforms, data privacy regulations, import and export regulations, income tax regulations and the U.S. federal tax code and public company reporting requirements, immigration policies and enforcement, healthcare law, minimum wage laws, climate and energy policies, foreign trade and relations with foreign governments, pandemic response and increased antitrust scrutiny in the tech industry. To the extent changes in the political environment have a negative impact on us or on our customers, our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our services, which could lead to additional expenses and the loss of customers.

Our services depend on the ability of our customers to access the Internet. Currently, this access is provided by companies having significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Some of these providers have the ability to take measures including legal actions, that could degrade, disrupt or increase the cost of user access to certain of our services by restricting or prohibiting the use of their infrastructure to support our services, charging increased fees to our users, or regulating online speech. Such interference could result in a loss of existing users, advertisers and goodwill, could result in increased costs and could impair our ability to attract new users, thereby harming our revenue and growth. Moreover, the adoption of any laws or regulations adversely affecting the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our services and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the Internet and, in particular, Internet neutrality, in the United States is subject to uncertainty.

To the extent any laws, regulations or rulings permit ISPs to charge some users higher rates than others for the delivery of their content, ISPs could attempt to use such law, regulation or ruling to impose higher fees or deliver our content with less speed, reliability or otherwise on a non-neutral basis as compared to other market participants, and our business could be adversely impacted. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anticompetitive practices impeding both our and our customers’ domestic and international growth, increasing our costs or adversely affecting our business. Additional changes in the legislative and regulatory landscape regarding Internet neutrality, or otherwise regarding the regulation of the Internet, could harm our business, operating results and financial condition.

Our business could be affected by new governmental regulations regarding the Internet.

To date, government regulations have not materially restricted use of the Internet in most parts of the world. However, the legal and regulatory environment relating to the Internet is uncertain, and governments may impose regulation in the future. New laws may be passed, courts may issue decisions affecting the Internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the Internet or regulatory agencies may begin to more rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. The adoption of any new laws or regulations, or the narrowing of any safe harbors, could hinder growth in the use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business or prevent us from delivering our services over the Internet or in specific jurisdictions, which could harm our business and our results of operations.

The requirements of being a public company may strain our resources.

As a public company, we are subject to the reporting requirements of the Exchange Act, SOX, and the listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. Management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results.

The Exchange Act requires that our company file annual, quarterly, and current reports with respect to our businesses, financial condition, and results of operations. In addition, we must establish the corporate infrastructure necessary for operating a public company, which may divert our management’s attention from implementing our growth strategy, which could delay or slow the implementation of our business strategies, and in turn negatively impact our company’s financial condition and results of operations.

Climate change and increased focus by governmental organizations on sustainability issues, including those related to climate change, may have a material adverse effect on our business and operations.

Federal, state and local governments are responding to climate change issues. This increased focus on sustainability is resulting in new regulations and legislation and vendor and customer requirements that could negatively affect us as we may incur additional costs or be required to make changes to our operations in order to comply with any new regulations. Legislation or regulations that impose disclosure requirements, restrictions, caps, taxes, or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels could force us to incur additional costs and we may fail to pass such additional costs on to our customers, which could also have a material adverse effect on our business.

In particular, on March 6, 2024, the SEC adopted rules that will require us to disclose:

•        Climate-related risks that have had or are reasonably likely to have a material impact on our business strategy, results of operations, or financial condition;

•        The actual and potential material impacts of any identified climate-related risks on our strategy, business model, and outlook;

•        If, as part of our strategy, we have undertaken activities to mitigate or adapt to a material climate-related risk, a quantitative and qualitative description of material expenditures incurred and material impacts on financial estimates and assumptions that directly result from such mitigation or adaptation activities;

•        Specified disclosures regarding our activities, if any, to mitigate or adapt to a material climate-related risk including the use, if any, of transition plans, scenario analysis, or internal carbon prices;

•        Any oversight by our board of directors of climate-related risks and any role by management in assessing and managing our material climate-related risks;

•        Any processes we have for identifying, assessing, and managing material climate-related risks and, if we are managing those risks, whether and how any such processes are integrated into our overall risk management system or processes;

•        Information about our climate-related targets or goals, if any, that have materially affected or are reasonably likely to materially affect our business, results of operations, or financial condition; required disclosures would include material expenditures and material impacts on financial estimates and assumptions as a direct result of the target or goal or actions taken to make progress toward meeting such target or goal;

•        The capitalized costs, expenditures expensed, charges, and losses incurred as a result of severe weather events and other natural conditions, such as hurricanes, tornadoes, flooding, drought, wildfires, extreme temperatures, and sea level rise, subject to applicable one percent and de minimis disclosure thresholds, disclosed in a note to the financial statements;

•        The capitalized costs, expenditures expensed, and losses related to carbon offsets and renewable energy credits or certificates if used as a material component of our plans to achieve our disclosed climate-related targets or goals, disclosed in a note to our financial statements; and

•        If the estimates and assumptions we use to produce our financial statements were materially impacted by risks and uncertainties associated with severe weather events and other natural conditions or any disclosed climate-related targets or transition plans, a qualitative description of how the development of such estimates and assumptions was impacted, disclosed in a note to our financial statements.

We will be exempt from the SEC rules’ requirements to disclose certain information about our greenhouse gas emissions and comply with related auditor assurance requirements as long as we remain a “smaller reporting company” or an “emerging growth company” as defined under SEC rules. In addition, these disclosure rules will not require compliance by us until our fiscal year beginning in 2027, with certain requirements not becoming effective until our fiscal year beginning in 2028, if we remain a smaller reporting company or emerging growth company.

A number of petitions have been filed in federal courts seeking to challenge the SEC’s climate disclosure rules. On April 4, 2024, the SEC issued an order staying the rules. The SEC’s administrative stay will remain in place until the completion of litigation filed in the federal courts that challenges the agency’s authority to adopt the rules. On March 25, 2025, the SEC ended its defense of the rules. On April 4, 2025, state intervenors in the litigation filed a motion to hold the case in abeyance until the SEC determines what action it will take on the rules. The outcome of this litigation cannot be determined.

Assuming that the SEC climate disclosure rules are ultimately upheld in their present form, and even in light of the exemptions and accommodations made for smaller reporting companies and emerging growth companies described above, the costs to adopt the necessary disclosure controls and procedures to disclose all required information, the potential costs to make changes in our operations to allow us to improve our climate change-related disclosures, or the potential loss of revenues from these disclosure requirements due to investor, customer, or vendor requirements to disclose and meet certain climate change-related targets pursuant to these disclosure rules, may still have a material adverse effect on our business and operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our compliance with obligations as a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.

Industry and other market data used in this proxy statement/prospectus and in periodic reports that we may in the future file with the SEC, including those undertaken by us or our engaged consultants, may not prove to be representative of current and future market conditions or future results.

This proxy statement/prospectus includes or refers to, and periodic reports that we may in the future file with the SEC may include or refer to, statistical and other industry and market data that we obtained or may obtain from industry publications and research, surveys and studies conducted by third parties and surveys and studies that we may undertake ourselves regarding the market potential for our current services. Although we believe that such information has been obtained from reliable sources, the sources of such data have not guaranteed the accuracy or completeness of such information. Industry publications and third-party research, surveys and studies may not be reliable. The results of this data represent various methodologies, assumptions, research, analysis, projections, estimates, composition of respondent pool, presentation of data and adjustments, each of which may ultimately prove to be incorrect, and cause actual results and market viability to differ materially from those presented in any such report or other materials.

We may not be able to maintain a listing of the Existing Class B Common Stock on Nasdaq.

The Existing Class B Common Stock is currently listed on The Nasdaq Capital Market tier of Nasdaq. We must meet certain financial and liquidity criteria and corporate governance requirements to maintain the listing of the Existing Class B Common Stock on Nasdaq. We have failed to maintain our compliance with the Nasdaq continued listing requirements in the past, and were able to regain compliance after taking significant actions, including the effectuation of a reverse stock split on July 1, 2025. If we fail to meet any of Nasdaq’s continued listing standards or we violate Nasdaq listing requirements, the Existing Class B Common Stock may be delisted. In addition, the Asset Entities Board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Class B Common Stock from Nasdaq may materially impair our stockholders’ ability to buy and sell the Existing Class B Common Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Existing Class B Common Stock. The delisting of the Existing Class B Common Stock could significantly impair our ability to raise capital and the value of your investment.

In addition, a delisting of the Existing Class B Common Stock may also render us unable to comply with the Company’s obligations under the Merger Agreement and consummate the Merger, which would be expected to have a material adverse effect on our business.

The structure of our common stock has the effect of concentrating voting control with certain Asset Entities officers and directors; this will limit or preclude your ability to influence corporate matters. It may also limit the price and liquidity of our common stock due to its ineligibility for inclusion in certain stock market indices.

We are authorized to issue two classes of common stock, the Existing Class A Common Stock and Existing Class B Common Stock, and any number of classes of preferred stock. Existing Class A Common Stock is entitled to ten votes per share on proposals requiring or requesting stockholder approval, and Existing Class B Common Stock is entitled to one vote on any such matter.

As of [*], 2025, AEH owns all of the 1,000,000 shares of Existing Class A Common Stock. The shares of Existing Class A Common Stock held by AEH are controlled by its officers and managers, all of whom are also some of our officers and directors. AEH also owns 250,000 shares of our Class B Common Stock. There are [15,624,595] shares of Existing Class B Common Stock issued and outstanding as of [*], 2025. AEH therefore controls 10,250,000 votes, or approximately 40.0% of our shareholder voting rights. In addition, our directors and officers collectively hold 221,841 shares of Class B Common Stock. Combining their control of AEH’s shares of Existing Class A Common Stock and Existing Class B Common Stock and their own shares of Existing Class B Common Stock, our officers and directors collectively control 10,471,841 votes, or approximately 40.9% of total voting power. Management’s concentrated voting power may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

In addition, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. For example, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make the Existing Class B Common Stock less attractive to other investors. As a result, fewer investors may be willing to purchase the Existing Class B Common Stock. In consequence, the market price and liquidity of the Existing Class B Common Stock could be adversely affected.

SPECIAL MEETING OF STOCKHOLDERS

Asset Entities is providing the proxy statement/prospectus to its stockholders as of the record date in connection with the solicitation of proxies to be voted at the Special Meeting (or any adjournment or postponement of the Special Meeting).

General

Together with the proxy statement/prospectus, Asset Entities is also sending stockholders a notice of the Special Meeting and a form of proxy card that is solicited by its board of directors for use at the Special Meeting to be held on [__], 2025 at [*], Central Time, in a virtual meeting format at https://agm.issuerdirect.com/[*] (the “Special Meeting”), and any adjournments or postponements of the Special Meeting.

The Proposals and Required Vote

At the Special Meeting, Asset Entities stockholders will be asked to consider and vote on the following proposals:

1.      Proposal 1 — The Organizational Documents Amendments Proposal — A proposal to approve and adopt an (i) amendment and restatement of the existing Articles of Incorporation of Asset Entities (a copy of which amended and restated articles of incorporation is attached as Annex B to this proxy statement/prospectus), which, among other things, (A) redesignates the Existing Class A Common Stock as “Class B Common Stock” (which will continue to be low vote stock), $0.001 par value per share (the “New Class B Common Stock”) and redesignates the Existing Class B Common Stock as “Class A Common Stock” (which will continue to be high vote stock), $0.001 par value per share (the “New Class A Common Stock” and, together with the New Class B Common Stock, the “New Common Stock”), and (B) changes the name of Asset Entities to “[*]”, and (ii) amendment and restatement of the existing Bylaws of Asset Entities (a copy of which amended and restated bylaws is attached as Annex C to this proxy statement/prospectus);

2.      Proposal 2 — The Stock Issuance Proposal — A proposal to approve the (i) issuance of the New Class B Common Stock in the Merger, which will represent (or are convertible into) more than 20% of the shares of New Common Stock outstanding immediately prior to the Merger pursuant to Nasdaq Listing Rule 5635(a), and (ii) change of control resulting from the Merger pursuant to Nasdaq Listing Rule 5635(b);

3.      Proposal 3 — The Financing Securities Issuance Proposal — A proposal to approve the issuance of securities, including (i) shares of New Class A Common Stock to the PIPE Investors, (ii) shares of New Class A Common Stock to certain contributors of digital assets pursuant to Section 351 of the Internal Revenue Code of 1986, as amended, and (iii) related warrants, in each case to be issued concurrently with the Closing, which, collectively, will represent (or are convertible into) more than 20% of the shares of New Common Stock outstanding immediately prior to such issuance pursuant to Nasdaq Listing Rule 5635(d); and

4.      Proposal 4 — The Adjournment Proposal — A proposal to approve the adjournment of the Special Meeting to a later date if necessary to solicit additional proxies if there are not sufficient votes to adopt the Organizational Documents Amendments Proposal, the Stock Issuance Proposal or the Financing Securities Issuance Proposal at the time of the Special Meeting, or any adjournment or postponement thereof (the “Adjournment Proposal” and, together with the Organizational Documents Amendments Proposal, the Stock Issuance Proposal and the Financing Securities Issuance Proposal, each, a “Proposal”).

Under Asset Entities’ bylaws, the business to be conducted at the Special Meeting will be limited to the proposals set forth in the notice to stockholders provided with this proxy statement/prospectus.

On all matters, each share of Existing Class A Common Stock held on the record date has ten votes and each share of Existing Class B Common Stock held on the record date has one vote.

Abstentions will have the effect of votes “AGAINST” the Organizational Documents Amendments Proposal. Broker “non-votes”, which are shares held by a bank, broker or other nominee holder of record that are present at the Special Meeting or represented by proxy at the Special Meeting, but with respect to which the bank, broker or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular Proposal and does not have discretionary voting power on such Proposal, will not be included in the tabulation of the voting results since, in this context, they are not present or entitled to vote, and therefore they will not have any effect on the voting results for the Stock Issuance Proposal, the Financing Securities Issuance Proposal or the Adjournment Proposal.

As a condition to the completion of the Merger, a majority of the voting power of the outstanding shares of Existing Common Stock must vote to approve the Organizational Documents Amendments Proposal at the Special Meeting, and a majority of the voting power of the shares of Existing Common Stock present in person or represented by proxy at the Special Meeting must vote to approve the Stock Issuance Proposal and the Financing Securities Issuance Proposal. If Asset Entities stockholders fail to so approve such Proposals, such condition would not be satisfied, and Asset Entities and Strive would not be obligated to consummate the Merger.

Recommendations of Asset Entities Board of Directors

At a meeting of the Asset Entities Board held on May 6, 2025, and later confirmed at a meeting of the Asset Entities Board on June 23, 2025, the Asset Entities Board unanimously (i) determined that the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions (with the exception of the PIPE Financing, which was approved on May 23, 2025, as discussed below) are in the best interests of Asset Entities and the Asset Entities stockholders, (ii) adopted and approved the Merger Agreement and declared advisable the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions on the terms and conditions of the Merger Agreement, (iii) directed that the approval of the Merger Agreement, the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions on the terms and conditions of the Merger Agreement, be submitted to the Asset Entities stockholders for consideration at the Special Meeting and (iv) resolved to recommend, subject to certain exceptions set forth in the Merger Agreement, the approval of the Merger Agreement, the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions to the Asset Entities stockholders.

By a unanimous written consent of the Asset Entities Board, dated May 23, 2025, and later confirmed at a meeting of the Asset Entities Board on June 23, 2025, the Asset Entities Board unanimously approved the PIPE Financing, consisting of the subscription and purchase by the PIPE Investors, and the issuance and sale by Asset Entities, at the Closing of (i) shares of New Class A Common Stock and pre-funded warrants of Asset Entities for a price of $1.35 per share or warrant (including any exercise price with respect to such pre-funded warrants) for an aggregate expected purchase price of $750,329,019 and (ii) an equivalent number of warrants of Asset Entities.

The Asset Entities Board unanimously recommends that Asset Entities stockholders vote “FOR” the Organizational Documents Amendments Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Financing Securities Issuance Proposal and, if presented, “FOR” the Adjournment Proposal.

Record Date, Voting and Quorum

Asset Entities’ board has fixed the close of business on [__], 2025 as the record date for determination of Asset Entities stockholders entitled to notice of, and to vote on, all matters presented at the Special Meeting, or any adjournment or postponement thereof. For the ten days prior to the Special Meeting, a list of stockholders entitled to vote at the Special Meeting will be available for examination by any stockholder of record for purposes germane to the Special Meeting, by requesting a copy of such list by email at [*] or by phone call at [*]. Such list will also be available for examination at the Special Meeting.

As of the record date, there were approximately [__] shares of Existing Class A Common Stock issued and outstanding and [__] shares of Existing Class B Common Stock issued and outstanding. The required quorum for the transaction of business at the Special Meeting is the presence, virtually or by proxy, of the holders of a majority of the shares of Existing Common Stock issued and outstanding on the record date.

Shares that are voted “FOR” or “AGAINST” a proposal or marked “ABSTAIN” are treated as being present at the Special Meeting for purposes of establishing a quorum and are also treated as shares entitled to vote at the Special Meeting. Broker “non-votes” are not included for purposes of determining whether a quorum of shares of Asset Entities common stock is present at the Special Meeting.

There must be a quorum to hold the Special Meeting. Failure of a quorum to be present at the Special Meeting will necessitate an adjournment of the meeting and will subject Asset Entities to additional expense.

Share Ownership of and Voting by Asset Entities Directors and Executive Officers

At the record date for the Special Meeting, Asset Entities directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate [__]% of Asset Entities voting power as of that date. Each of Asset Entities’ directors and executive officers is expected, as of the date of this proxy statement/prospectus, to vote his or her shares of Existing Common Stock “FOR” the Proposals, though, except for the executive officer party to the Support Agreement, none are obligated to do so.

AEH and Arshia Sarkhani, the Chief Executive Officer and President and a director of Asset Entities, who are parties to the Support Agreement and collectively have the right to vote in the aggregate 40.2% of Asset Entities voting power, have agreed, among other things, to vote all of their respective shares of Asset Entities in favor of the Stock Issuance and have granted Strive their irrevocable proxy to vote such shares in such manner if they fail to perform their obligations under the Support Agreement.

Voting

Asset Entities stockholders of record may vote their shares of Asset Entities common stock by:

•        Attending the virtual Special Meeting and electronically voting their shares of Asset Entities common stock at the Special Meeting.

•        MAIL — Mark, sign and date your proxy card and return it in the postage-paid envelope provided, which must be received no later than the day before the Special Meeting date.

•        INTERNET ([___]) — Use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Central Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

•        TELEPHONE ([___]) — Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Central Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

If you submit your proxy via the internet or by telephone, you do not need to return the enclosed proxy card.

If your shares are held by your bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name” and you will receive a form from your bank, brokerage firm or other nominee seeking instruction from you as to how your shares should be voted. If you beneficially own your shares and receive a voting instruction form, you can vote by following the instructions on your voting instruction form. Please refer to information from your bank, brokerage firm or other nominee on how to submit voting instructions.

Your bank, brokerage firm or other nominee will not automatically vote your shares for you. Such entities typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, banks, brokers, and other nominee holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Each of the Proposals described in this proxy statement/prospectus are considered non-routine. Therefore banks, brokers, and other nominee holders of record do not have discretionary authority to vote on any of the Proposals.

Broker non-votes are shares held by a bank, broker or other nominee holder of record that are present at the Special Meeting or represented by proxy at the Special Meeting, but with respect to which the bank, broker or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and does not have discretionary voting power on such proposal. Because, as mentioned above, banks, brokers and other nominee holders of record do not have discretionary voting authority with respect to any of the Proposals to be considered at the Special Meeting, if a beneficial owner of shares held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present at the Special Meeting or represented by proxy at the Special Meeting and will not count for purposes of determining if a quorum is present at the Special Meeting.

All shares of Asset Entities common stock represented by each properly completed and valid proxy received before or at the Special Meeting will be voted in accordance with the instructions given in the proxy. If an Asset Entities stockholder signs a proxy card and returns it without giving instructions for the voting on any Proposal, the shares of Asset Entities common stock represented by that proxy card will be voted as the Asset Entities Board recommends for such Proposal (which is “FOR” each of the Proposals).

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Special Meeting, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Special Meeting. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Attendance

You are invited to attend the Special Meeting only if you were an Asset Entities stockholder as of close of business on [__], 2025, the record date for the Special Meeting, if you hold a valid proxy for the Special Meeting, or if you are guest invited by Asset Entities.

The Special Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively online at https://agm.issuerdirect.com/[*]. To participate in the Special Meeting, you may need the control number included on your proxy card or on the instructions that accompanied your proxy materials or other information as instructed through your broker, bank or other holder of record. You are encouraged to access the meeting prior to the start time leaving ample time for the check in.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote electronically at any time before the closing of the polls at the Special Meeting. If you are a stockholder of record at the record date for the Special Meeting, you can revoke your proxy or change your vote by:

•        delivering to Asset Entities (at 100 Crescent Ct, 7th Floor, Dallas, TX 75201) a written instrument that revokes the proxy, which is received prior to the Special Meeting;

•        submitting a valid, later-dated proxy via the internet or by telephone before 11:59 P.M. Central Time the day before the meeting date, or by mail that is received prior to the Special Meeting; or

•        attending the Special Meeting (or, if the Special Meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting electronically at the Special Meeting, which automatically will cancel any proxy previously given, or revoking your proxy at the Special Meeting, but your attendance alone will not revoke any proxy previously given.

If you hold your shares of Asset Entities common stock in “street name” through a broker, bank or other nominee holder of record, you must contact your brokerage firm, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares of Asset Entities common stock if you wish to cast your vote electronically at the Special Meeting.

Solicitation of Proxies; Expenses of Solicitation

The proxy statement/prospectus is being provided to holders of Asset Entities common stock in connection with the solicitation of proxies by the Asset Entities Board to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. Asset Entities will bear the costs and expenses in connection with such solicitation of proxies, including the costs of filing, printing and mailing the proxy statement/prospectus for the Special Meeting. MacKenzie Partners has been retained to assist with the solicitation of proxies and provide related proxy advisory services. MacKenzie Partners will be paid a final fee expected not to exceed $15,000 for these services in connection with the Special Meeting (subject to additional amounts that Asset Entities and MacKenzie Partners may agree in certain circumstances necessitating additional work) and Asset Entities will also pay MacKenzie Partners’ reasonable and customary expenses.

In addition to solicitation by mail, directors, officers and employees of Asset Entities or its subsidiaries may solicit proxies from stockholders by telephone, telegram, email, personal interview or other means. Asset Entities does not currently expect to incur any costs beyond those customarily expended for a solicitation of proxies in connection with the adoption of a merger agreement. Directors, officers and employees of Asset Entities will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses.

Householding

Unless Asset Entities has received contrary instructions, it may send a single copy of this proxy statement/prospectus and notice to any household at which two or more stockholders reside if it believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at your household and helps to reduce Asset Entities’ expenses.

If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement/prospectus, please notify your bank or broker.

Stockholders who currently receive multiple copies of proxy materials at their address and would like to request “householding” of their communications should contact their broker. Registered stockholders may notify Asset Entities by email at [*] or by phone call at [*].

Adjournment

In addition to the Proposals, Asset Entities stockholders are being asked to approve the Adjournment Proposal, which allows the adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve the Proposals. In addition, pursuant to the bylaws of Asset Entities, in the absence of a quorum, Asset Entities stockholders representing a majority of voting power then issued and outstanding and entitled to vote, present at the Special Meeting or by proxy, or, if no stockholder entitled to vote is present at the Special Meeting or by proxy, any officer entitled to preside at or act as secretary of such meeting, may adjourn the Special Meeting from time to time without notice other than announcement at the meeting, until a quorum shall be present or represented.

Other Information

You are urged to read and carefully consider the information contained in this proxy statement/prospectus and submit your proxy via the internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Asset Entities’ proxy solicitor at:

MacKenzie Partners, Inc.

17 Penn Plaza

New York, New York 10001

Tel: 1-212-929-5500

Toll-Free: 1-800-322-2885

Email: proxy@MacKenziePartners.com

PROPOSAL 1: THE ORGANIZATIONAL DOCUMENTS AMENDMENTS PROPOSAL

Overview

Asset Entities is asking its stockholders to approve the Organizational Documents Amendments Proposal to amend and restate each of the Articles of Incorporation and Bylaws in their entirety, to be in the forms attached to this proxy statement/prospectus as Annex B and Annex C, respectively. For more information regarding the Organizational Documents Amendments, please refer to the section of this proxy statement/prospectus titled “The Merger — Organizational Documents Amendments and the High Vote Stock Conversion.” Further, the section entitled “Comparison of Stockholder Rights” describes certain differences between the Articles of Incorporation and the A&R Articles of Incorporation and the Bylaws and the A&R Bylaws. The Merger cannot be completed without such approval.

Vote Required For Approval

The approval of the Organizational Documents Amendments Proposal requires the affirmative vote cast “FOR” the Organizational Documents Amendments Proposal, at a duly held meeting at which a quorum is present (in person or represented by proxy), by holders of shares of capital stock of Asset Entities representing at least a majority of the voting power of the outstanding shares of Existing Common Stock.

Recommendation of the Asset Entities Board

THE ASSET ENTITIES BOARD UNANIMOUSLY RECOMMENDS THAT ASSET ENTITIES STOCKHOLDERS VOTE “FOR” THE ORGANIZATIONAL DOCUMENTS AMENDMENTS PROPOSAL.

PROPOSAL 2: THE STOCK ISSUANCE PROPOSAL

Overview

Asset Entities is asking its stockholders to approve the Stock Issuance Proposal, which asks that Asset Entities Stockholders approve the (i) issuance of the Consideration Stock in the Merger, such that the aggregate number of shares of Consideration Stock issued to the holders of Strive Capital Stock in respect thereof, together with the number of shares of New Common Stock underlying (x) Strive RSUs (solely to the extent vested) and (y) Strive RSAs (solely to the extent vested), in each case of clauses (x) and (y), assumed by Asset Entities or converted into or substituted for restricted stock units or restricted stock awards, as applicable, of Asset Entities, in each case, as of the Effective Time, will result in such holders (together with the holders of such Strive RSUs and Strive RSAs) then holding 94.2% of the Pro Forma Share Total (as defined in the Merger Agreement), which Consideration Stock will represent (or be convertible into) more than 20% of the shares of New Common Stock outstanding immediately prior to the Merger pursuant to Nasdaq Listing Rule 5635(a), and (ii) change of control resulting from the Merger pursuant to Nasdaq Listing Rule 5635(b). For further discussion regarding the Stock Issuance Proposal, see the section of this proxy statement/prospectus titled “The Merger — Effects of the Merger; Merger Consideration”. The Merger cannot be completed without such approval.

Vote Required For Approval

The approval of the Stock Issuance Proposal requires the affirmative vote cast “FOR” the Stock Issuance Proposal, by the holders of at least a majority of the shares having voting power present (in person or represented by proxy) and entitled to vote at a duly held meeting at which a quorum is present (in person or represented by proxy).

Recommendation of the Asset Entities Board

THE ASSET ENTITIES BOARD UNANIMOUSLY RECOMMENDS THAT ASSET ENTITIES STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

PROPOSAL 3: THE FINANCING SECURITIES ISSUANCE PROPOSAL

Overview

Asset Entities is asking its stockholders to approve the Financing Securities Issuance Proposal, pursuant to which Asset Entities will issue the New Class A Common Stock in connection with the PIPE Financing, which will represent (or will be convertible into) more than 20% of the shares of New Common Stock outstanding immediately prior to such issuance pursuant to Nasdaq Listing Rule 5635(d). For further discussion regarding the Financing Securities Issuance Proposal, see the section of this proxy statement/prospectus titled “Other Agreements Related to the Transactions — PIPE Financing”. The Asset Entities Board has unanimously declared that the Financing Securities Issuance Proposal advisable and in the best interests of Asset Entities and its stockholders and has recommended that Asset Entities stockholders approve this Proposal. The Merger cannot be completed without such approval.

Asset Entities believes that the cash proceeds from the PIPE Financing will help it pursue its strategic goals after the Closing.

Vote Required For Approval

The approval of the Financing Securities Issuance Proposal requires the affirmative vote cast “FOR” the Financing Securities Issuance Proposal by the holders of at least a majority of the shares having voting power present (in person or represented by proxy) and entitled to vote at a duly held meeting at which a quorum is present (in person or represented by proxy).

Recommendation of the Asset Entities Board

THE ASSET ENTITIES BOARD UNANIMOUSLY RECOMMENDS THAT ASSET ENTITIES STOCKHOLDERS VOTE “FOR” THE FINANCING SECURITIES ISSUANCE PROPOSAL.

PROPOSAL 4: ADJOURNMENT PROPOSAL

Overview

Asset Entities is asking its stockholders to approve the adjournment or postponement of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient shares represented to constitute a quorum or votes to approve one or more of the other Proposals at the time of the Special Meeting.

If, at the Special Meeting, the number of Existing Common Stock present or represented and voting in favor of one or more of the other Proposals is insufficient to constitute a quorum necessary to conduct the business of the Special Meeting or to approve such the Organizational Documents Amendments Proposal, the Stock Issuance Proposal or the Financing Securities Issuance Proposal, Asset Entities intends to move to adjourn or postpone the Special Meeting in order to enable the Asset Entities Board to achieve a quorum or to solicit additional proxies for approval of such Proposal(s), including the solicitation of proxies from holders of Existing Common Stock who have previously voted. In that event, Asset Entities will ask holders of Existing Common Stock to vote on the Adjournment Proposal, but not any other Proposal.

Pursuant to the Bylaws, the Special Meeting may be adjourned without new notice being given, so long as the new date of the reconvened Special Meeting is not more than 30 days (or, under the Merger Agreement, 60 days) after the original record date. Additionally, under the Merger Agreement, the Special Meeting may not be adjourned to a date more than 20 days later than the originally scheduled Special Meeting.

Vote Required For Approval

The approval of the Adjournment Proposal requires the affirmative vote cast “FOR” the Adjournment Proposal by the holders of at least a majority of the shares having voting power present (in person or represented by proxy) and entitled to vote at a duly held meeting, regardless of whether a quorum is present.

Recommendation of the Asset Entities Board

THE ASSET ENTITIES BOARD UNANIMOUSLY RECOMMENDS THAT ASSET ENTITIES STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

THE MERGER

The following is a description of the material aspects of the Merger. While we believe that the following description covers the material aspects of the Merger, the description may not contain all of the information that is important to you. We encourage you to carefully read this entire document, including the Merger Agreement attached to this proxy statement as Annex A, for a more complete understanding of the Merger. Please see the subsection entitled “The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to carefully read the Merger Agreement in its entirety before voting on the Proposals. The discussion herein is qualified in its entirety by reference to such documents.

Overview of the Merger

Prior to the Merger, Strive will effect the Pre-Closing Organization, as described below in the section titled “Other Agreements Related to the Transaction — Pre-Closing Reorganization” and Asset Entities will, subject to the approval of the Proposals, effect the Organizational Documents Amendments and High Vote Stock Conversion, which is further described below in the section titled “Organizational Documents Amendments and the High Vote Stock Conversion.” Pursuant to the Merger, Merger Sub will merge with and into Strive, with Strive surviving the Merger as the surviving corporation and as a direct, wholly owned subsidiary of Asset Entities. Upon the Closing, the New Class A Common Stock is expected to be listed and traded on Nasdaq under the symbol “[•].”

Effects of the Merger; Merger Consideration

Pursuant to the Merger Agreement, at the Effective Time and as a result of the Merger and in accordance with the Stock Issuance, each issued and outstanding share of Strive Capital Stock will automatically be (i) converted into the right to receive (A) a number of shares of New Class B Common Stock equal to the Exchange Ratio plus cash in lieu of fractional shares and (ii) cancelled and will represent only the right to receive the Merger Consideration. The “Exchange Ratio” shall be calculated so that each holder of Strive Capital Stock shall receive, in respect of each share of Strive Capital Stock, a number of shares of Consideration Stock equal to the quotient obtained by dividing (a) the Aggregate Merger Consideration Share Number by (b) the aggregate number of shares of Strive Capital Stock issued and outstanding as of immediately prior to the Effective Time (for purposes of this clause (b), assuming the conversion of all Strive Preferred Stock and including shares of Strive Common Stock subject to Strive RSUs and Strive RSAs that have vested but have not settled).

The capital stock of Merger Sub outstanding immediately prior to the Effective Time will be cancelled and retired and will cease to exist, and will thereafter be converted into a number of shares of Strive such that Asset Entities, as the sole holder of Merger Sub immediately prior to the Effective Time, owns all outstanding shares of stock in Strive immediately following the Effective Time.

Organizational Documents Amendments and the High Vote Stock Conversion

If the Proposals are approved, promptly after receipt of such approval but prior to the effectiveness of the Organizational Documents Amendments, Asset Entities shall effect the High Vote Stock Conversion. Pursuant to the High Vote Stock Conversion, AEH, the holder of all of the outstanding shares Existing Class A Common Stock, shall convert all of its shares of Existing Class A Common Stock to Existing Class B Common Stock. In consideration for effecting the High Vote Stock Conversion, Asset Entities shall pay AEH the High Vote Waiver Payment

After the effectiveness of the High Vote Stock Conversion but prior to the Closing Date, Asset Entities shall take all actions necessary to effectuate the Organizational Documents Amendments, including making all required filings with the Nevada Secretary of State in accordance with applicable law. Pursuant to the Organizational Documents Amendments, Asset Entities will amend and restate each of its existing Articles of Incorporation and Bylaws in their entirety, to be in the forms attached to this proxy statement/prospectus as Annex B and Annex C, respectively. Pursuant to the A&R Articles of Incorporation, Asset Entities will effect the Redesignation, pursuant to which its Existing Class A Common Stock will be reclassified as New Class B Common Stock, and its Existing Class B Common Stock will be reclassified as New Class A Common Stock. Additionally, the A&R Articles of Incorporation provide if a holder of New Common Stock, together with affiliates, acquires or is attributed ownership of shares that exceed 20% of the total voting power of Asset Entities, Asset Entities may take remedial actions, including redemption, suspension of ownership rights, or forced sale of shares to eliminate the excess ownership. The redemption price is determined based on market value, with adjustments based on the holder’s fault in causing the excess ownership. Proper notice must be given before redemption, and upon completion, all associated rights cease. These restrictions do not apply to Strive or its affiliates.

Additionally, at the election of Vivek Ramaswamy (following the Transactions, the largest holder of voting power of New Strive), all of the issued and outstanding shares of New Class B Common Stock shall be converted by New Strive into shares of New Class A Common Stock, subject to certain limitation provided in the A&R Articles of Incorporation.

The affirmative vote of holders of at least a majority of the voting power of Asset Entities’ outstanding New Common Stock will generally be required to amend the A&R Articles of Incorporation, other than certain provisions that may be amended only by the affirmative vote of holders of at least 66 2/3% of the voting power of its outstanding shares of voting stock, voting together as a single class.

Background of the Merger

The following narrative describes, in chronological order (except as otherwise noted below), the material contacts, negotiations and agreements among Asset Entities, Strive, Merger Sub, and their respective affiliates that preceded the signing of the A&R Merger Agreement are material to an understanding of the Merger and the other Transactions. Except as expressly set forth below or in this proxy statement/prospectus, there were no other material contracts, arrangements, understandings or relationships related to the Merger. The full texts of the Merger Agreement and other material agreements described in this proxy statement/prospectus are filed as exhibits or annexes to this proxy statement/prospectus and are incorporated herein by reference. You are encouraged to read those agreements in their entirety for a more complete understanding of the rights and obligations of the parties.

On February 7, 2025, Matt Cole, Chief Executive Officer of Strive, contacted Arshia Sarkhani, President and Chief Executive Officer of Asset Entities, to explore a potential strategic transaction. The executives met on February 8, 2025, in Dallas, Texas, and discussed their respective businesses and the potential advantages of combining the companies. To facilitate information sharing and development of a potential business combination, Asset Entities and Strive executed a mutual non-disclosure agreement on February 10, 2025. On February 13, 2025, Matt Cole and Michael Gaubert, the Executive Chairman of Asset Entities, held a telephone call to further discuss the potential strategic transaction. During this period, the Asset Entities Board was informed of the status and substance of these discussions, including the Company’s entry into the non-disclosure agreement.

Between February 25 and March 12, 2025, senior executives and advisors of both companies (including Michael Gaubert, Kyle Fairbanks and Matthew Krueger of Asset Entities and Ben Pham of Strive) exchanged multiple drafts of a non-binding term sheet addressing valuation, consideration mix, exchange ratio and transaction structure. Negotiations focused on the exchange ratio, as well as upside and downside protection for the parties, and treatment of Asset Entities’ existing high-vote stock in the transaction. No binding obligations were created by the term sheet. During this period, the Asset Entities Board was informed of the status and substance of these negotiations.

On March 1, 2025, Strive delivered an initial draft term sheet, which contemplated a merger in which Strive equity holders would own the “vast majority” of the fully diluted equity of the combined company, but did not specify an exact ownership percentage split. This term sheet also requested a 60-day exclusivity period and contemplated one Asset Entities board member sitting on the board of the combined company. The Asset Entities Board was promptly informed of the receipt and principal terms of this initial draft.

On March 3, 2025, Asset Entities sent Strive a counterproposal, proposing that Strive stockholders would own 90% of the combined company, Asset Entities stockholders would own 10% of the combined company and two mutually agreed Asset Entities board members would sit on the board of the combined company. Asset Entities’ counterproposal also stated that the transaction would be conditioned on Strive having a specified amount of tangible equity. The Asset Entities Board was informed of the counterproposal prior to its delivery.

On March 5, 2025, Strive sent Asset Entities a revised term sheet, proposing that Strive stockholders would own 95.5% of the combined company and Asset Entities stockholders would own approximately 4.5% of the combined company, with one mutually agreed upon Asset Entities board members sitting on the board of the combined company. The term sheet contemplated downside protection for Asset Entities by providing that the 4.5% equity split would be valued based on a 75% premium to the “10-day VWAP as of March 5, 2025.” Asset Entities’ management provided the Asset Entities Board with a summary of the revised proposal.”

On March 6, 2025, Michael Gaubert, on behalf of Asset Entities, sent Strive a revised term sheet, proposing a mutual 30-day exclusivity period and revising the downside protection so that the equity split would be valued based on a 75% premium to the highest closing price of Asset Entities’ Class B Common Stock on Nasdaq during the preceding 60-day period (i.e., $1.36). The Asset Entities Board was updated on the revised exclusivity and valuation terms.

On March 9, 2025, Michael Gaubert, on behalf of Asset Entities, sent Strive a revised term sheet, proposing that the holder of Asset Entities’ Existing Class A Common Stock (AEH) would receive a $2.5 million payment in exchange for relinquishing its high vote rights and agreeing to waive any dissenter’s and appraisal rights. The revised term sheet also provided that the equity split would be valued based on the highest closing price of Asset Entities’ Class B Common Stock on Nasdaq during the preceding 60-day period. The Asset Entities Board was apprised of the negotiations with AEH and the rationale for the proposed payment.

On March 12, 2025, Strive sent a revised term sheet to Asset Entities, proposing that Strive stockholders would own 94.2% of the combined company and Asset Entities stockholders would own 5.8% of the combined company and that Strive’s wealth management business would be spun-off prior to closing. This term sheet also clarified that the equity split would not be adjusted for changes in Asset Entities’ stock price. Strive also sent a draft exclusivity agreement to Asset Entities, proposing a 30-day mutual exclusivity period, with automatic 7-day extensions unless terminated. The agreement did not contain any standstill provision. Later that day, Asset Entities and Strive entered into the exclusivity agreement. The Asset Entities Board was briefed on the revised terms, including the proposed spin-off and exclusivity provisions.

On March 17, 2025, the Strive and Asset Entities management teams, and their respective legal counsels, held a virtual meeting to discuss a process for completing due diligence and negotiating deﬁnitive agreements. The Asset Entities Board was informed of the planned diligence process and the anticipated timeline for negotiation of definitive documentation.

Following execution of the exclusivity agreement, the parties conducted reciprocal business, legal, tax and financial due diligence. Asset Entities populated a virtual data room with requested materials, including SEC filings, charter documents, contracts with key counterparties and related-party agreements. Strive’s advisors, including Davis Polk & Wardwell LLP (“Davis Polk”) and KPMG LLP (“KPMG”), reviewed these materials and submitted follow-up requests. In addition, Strive populated a virtual data room with requested materials, including charter documents, financial statements, tax returns and material agreements. Asset Entities’ advisors, including Bevilacqua PLLC (“Bevilacqua”) and Newbridge, reviewed these materials and submitted follow-up requests. In particular:

•        in late March and April 2025, representatives of KPMG and WWC participated in on-site diligence sessions at Asset Entities’ Dallas headquarters focusing on financial controls and audit matters. Over the course of April 9 and 10, 2025, members of the Strive management team met with the Asset Entities management team at Asset Entities’ headquarters in Dallas, Texas to discuss the proposed transaction. On April 22, 2025, a joint audit call was held with KPMG and WWC, to address accounting matters relevant to the proposed transaction.

•        on April 8, 2025, the Asset Management team held a due diligence call on which representatives of Davis Polk, Strive’s legal counsel, asked certain questions about Asset Entities and its business.

On April 11, 2025, the parties extended the exclusivity period to May 13, 2025, to allow additional time for diligence and negotiation of definitive documentation. The Asset Entities Board was notified of the extension and the reasons for the additional time required.

Concurrently with due diligence, the parties and their counsel exchanged successive drafts of the Agreement and Plan of Merger (the “Original Merger Agreement”) among Asset Entities, Strive, Strive Asset Management, a wholly owned subsidiary of Strive, and Alpha Merger Sub, LLC, an Ohio limited liability company and wholly owned subsidiary of Asset Entities (“Original Merger Sub”) and related ancillary documents, including:

•        the support agreement (See “Other Agreements Related to the Transaction — Support Agreement” for more information);

•        the subscription agreements for the PIPE Financing (See “Other Agreements Related to the Transaction — PIPE Financing” for more information);

•        the A&R Articles of Incorporation and A&R Bylaws (See “Description of Securities” and “Comparison of Stockholders Rights” for more information); and

•        a term sheet for the Stockholders Agreement (See “Other Agreements Related to the Transaction — Stockholders Agreement” for more information).

On April 21, 2025, Davis Polk, on behalf of Strive, sent a draft of the Original Merger Agreement to Bevilacqua, which draft proposed, among other things, (i) a $10 million termination fee payable by Asset Entities if, among other circumstances, Asset Entities terminated the Original Merger Agreement to accept a superior proposal, (ii) a condition that no holders of Asset Entities’ capital stock were entitled to assert dissenter’s or appraisal rights, (iii) a condition that Asset Entities have unrestricted cash or cash equivalents as of the Effective Time of at least $2,500,000 (not inclusive of any financing that might be obtained at closing), (iv) a financing condition and (v) an expense reimbursement obligation of Asset Entities if the Original Merger Agreement were terminated due to Asset Entities’ stockholders failing to approve the Original Merger Agreement at their stockholder meeting.

On April 24, 2025, Bevilacqua, on behalf of Asset Entities, sent a revised draft of the Original Merger Agreement to Davis Polk, which draft (i) accepted the proposed termination fee, but proposed a reciprocal $10 million termination fee if Strive went public through a merger with another listed company, (ii) revised the dissenter’s rights condition to be triggered only if more than 5% of the outstanding shares of Asset Entities’ capital stock had validly asserted and not withdrawn dissenter’s or appraisal rights immediately prior to the Effective Time, (iii) removed the proposed minimum cash condition, (iv) removed the financing condition and (v) removed the expense reimbursement obligation.

On April 25, 2025, representatives of Strive and Michael Gaubert, on behalf of Asset Entities, held a telephone call to discuss Asset Entities’ revised draft of the Original Merger Agreement.

On April 28, 2025, Bevilacqua, on behalf of Asset Entities, sent additional edits to the draft Original Merger Agreement to Davis Polk.

On April 29, 2025, Davis Polk, on behalf of Strive, sent a revised draft of the Original Merger Agreement to Bevilacqua, which draft (i) added back a minimum cash condition of $50 million (inclusive of financing), (ii) revised the dissenter’s rights condition to require that no holders of Asset Entities’ capital stock would be entitled to assert dissenter’s or appraisal rights and (iii) added back Asset Entities’ expense reimbursement obligation if the Original Merger Agreement were terminated due to Asset Entities stockholders failing to approve the Original Merger Agreement at their meeting.

On April 30, 2025, representatives of Asset Entities, Strive, Bevilacqua and Davis Polk held a call to discuss outstanding issues, timing and logistics.

On May 1, 2025, Bevilacqua sent an issues list to Davis Polk, summarizing the key outstanding items to be negotiated, including, among other items, how Asset Entities warrants would be treated for purposes of the equity split, the interim operating covenants, reciprocal no shop provisions and termination fees applicable to Strive, the financing condition, the circumstances in which the termination fee would be payable, and the expense reimbursement obligation. Also on May 1, 2025, the management teams of Strive and Asset Entities met at Asset Entities’ offices to discuss the proposed transaction.

On May 3, 2025, Davis Polk, on behalf of Strive, sent a revised draft of the Original Merger Agreement to Bevilacqua, which draft, among other things and based on the aforementioned discussions, removed the minimum cash and financing conditions and the expense reimbursement provisions, and added reciprocal no shop provisions and termination fees applicable to Strive, and representatives of Strive discussed such changes via telephone with Michael Gaubert, acting on behalf of Asset Entities.

On May 5, 2025, representatives of Asset Entities, Strive, Bevilacqua and Davis Polk held a call to discuss outstanding issues.

Subsequently, over the course of May 5 and 6, 2025, Davis Polk, on behalf of Strive, sent revised drafts of the Original Merger Agreement to Bevilacqua.

On May 5, 2025, the Asset Entities Board met with its executive management and financial and legal advisors to review and discuss the proposed Original Merger Agreement, and ancillary documents, fiduciary duties, potential conflicts of interest and the fairness of the proposed transaction. On May 6, 2025, the Nominating and Corporate Governance Committee of the Asset Entities Board considered and approved the $2.5 million High Vote Waiver Payment to AEH in connection with the High Vote Stock Conversion pursuant to Asset Entities’ Related Party Transactions Policy. At separate meetings that same day, (i) Newbridge delivered its oral fairness opinion, subsequently confirmed in writing, that the consideration to be received by holders of Strive Capital Stock under the Original Merger Agreement was fair, from a financial point of view to holders of Existing Common Stock, and (ii) the Asset Entities Board and the Strive Board each unanimously approved the execution of the Original Merger Agreement and the related Transaction Agreements.

On May 6, 2025, the Strive Board convened a board meeting by videoconference, with members of Strive’s management and representatives of Davis Polk in attendance, to discuss the proposed transaction with Asset Entities. Representatives of Davis Polk reviewed with the Strive Board their fiduciary duties and summarized the terms of the draft Original Merger Agreement and other ancillary agreements. The Strive Board then reviewed and discussed the final terms of the proposed transaction. Following such discussion, the Strive Board unanimously approved the Original Merger Agreement. On May 6, 2025, Asset Entities, Strive, Strive Asset Management, a wholly owned subsidiary of Strive, and Original Merger Sub executed the Original Merger Agreement, and Strive, AEH and Arshia Sarkhani executed a Voting and Support Agreement (the “Original Support Agreement”). Subject to the terms and conditions of the Original Merger Agreement, at the effective time of the Merger, Original Merger Sub would merge with and into Strive Asset Management, with Strive Asset Management continuing as a wholly owned subsidiary of Asset Entities and the surviving company of the Merger.

On May 7, 2025, the parties issued a joint press release announcing the execution of the Original Merger Agreement and the proposed business combination.

On May 19, 2025, Strive executed an exclusive engagement letter with Cantor Fitzgerald & Co. to act as placement agent in connection with the PIPE Financing of New Strive, targeting gross proceeds of approximately $750.3 million. The engagement provides for customary success-based fees and expense reimbursement. On May 23, 2025, the Asset Entities Board approved entering into subscription agreements with PIPE Investors in connection with the Cantor Fitzgerald engagement. The PIPE Financing is expected to close concurrently with the Merger and is conditioned on, among other things, Closing of the Merger and Nasdaq listing approval. See “Other Agreements Related to the Transaction — PIPE Financing” for more information.

On May 22, 2025, Davis Polk, on behalf of Strive, notified Bevilacqua that Strive expected to make the Restructuring Election (as defined in Section 2.06 of the Original Merger Agreement). By making the Restructuring Election, among other things, the Transactions would be required to be restructured such that (a) Strive would be permitted, prior to the Effective Time, to (i) contribute its assets and liabilities, other than its asset management business, to one or more subsidiaries, and (ii) distribute such subsidiaries to Strive’s equity holders, and (b) following such distribution, in lieu of the merger of Original Merger Sub with and into Strive Asset Management contemplated by the Original Merger Agreement, Merger Sub will instead merge with and into Strive, in which case, the Merger Consideration otherwise issuable to Strive will instead be issuable to the holders of equity securities of Strive in accordance with the organizational documents of Strive. The Asset Entities Board was promptly apprised of these developments.

On May 26, 2025, Strive, Asset Entities and the PIPE Investors entered into the subscription agreements.

On June 13, 2025, Davis Polk, on behalf of Strive, sent Bevilacqua a draft of the Support Agreement and the Merger Agreement, which draft of the Merger Agreement reflected the Restructuring Election and, among other things, extended the End Date to February 6, 2026.

On June 23, 2025, the Strive Board convened a meeting by videoconference, with members of Strive’s management and representatives of Davis Polk in attendance, to discuss the proposed Restructuring Election. Representatives of Davis Polk again reviewed with the Strive Board their fiduciary duties and summarized the terms of the draft Merger Agreement and other ancillary agreements. The Strive Board then reviewed and discussed the final terms of the Merger Agreement. Following such discussion, the Strive Board unanimously approved the Transactions and elected to make the Restructuring Election, for the reasons described in the section titled “— Strive Reasons for the Merger”, and authorized Strive’s management and Davis Polk to finalize the Merger Agreement.

On June 13, 2025, Davis Polk, on behalf of Strive, sent Bevilacqua a revised draft of the Merger Agreement. On June 23, 2025, the Asset Entities Board met with its executive management and financial and legal advisors to review the changes to the Original Merger Agreement to effectuate the Restructuring Election as required by Section 2.06 of the Original Merger Agreement and the extension of the End Date to February 6, 2026. The Asset Entities Board determined that such changes and extension were advisable and in the best interests of Asset Entities and its stockholders. At separate meetings that same day, (i) Newbridge delivered its oral fairness opinion, subsequently confirmed in writing, that the consideration to be received by holders of Strive Capital Stock under the Merger Agreement is fair, from a financial point of view to holders of Existing Common Stock, and (ii) the Asset Entities Board and the Strive Board each unanimously approved the execution of the Merger Agreement and the related Transaction Agreements.

On June 23, 2025, as a result of Strive electing the Restructuring Election (as defined in Section 2.06 of the Original Merger Agreement), Asset Entities entered into the Merger Agreement with Merger Sub and Strive, which amended and restated the Original Merger Agreement in its entirety. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Strive, with Strive continuing as a wholly owned subsidiary of Asset Entities and the surviving company in the Merger. In addition, pursuant to the Merger Agreement, Strive, AEH and Arshia Sarkhani executed the Support Agreement, which amended and restated the Original Support Agreement in its entirety.

Opinion of Asset Entities’ Financial Advisor

The Asset Entities Board engaged Newbridge to render an opinion as to whether the Merger Consideration to be issued by Asset Entities in the Merger is fair, from a financial point of view, to Asset Entities. Newbridge rendered its Opinion orally at a meeting of the Asset Entities Board, subsequently confirmed in writing on the Original Signing Date, and reissued on June 27, 2025 with respect to the Restructuring Election (as defined therein) only in connection with the anticipated amendment and restatement of the Merger Agreement, that the Merger Consideration to be issued by Asset Entities to holders of Strive Capital Stock is fair, from a financial point of view, to the holders of Existing Common Stock.

The full text of Newbridge’s written Opinions, dated as of June 27, 2025, which describe the assumptions made and limitations upon the review undertaken by Newbridge in preparing its Opinions for the Merger are attached hereto as Annex G, and is incorporated by reference herein. You should read the Opinion carefully in its entirety. Newbridge provided its Opinion to the Asset Entities Board (in its capacity as such) for the benefit and use of the Asset Entities Board in connection with and for purposes of its evaluation of the Merger Consideration from a financial point of view. Newbridge’s Opinion does not address any other term or aspect of the Merger, and no opinion or view was expressed as to the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative business transaction, or other alternatives, or whether or not such alternatives could have been achieved or were available. Newbridge’s Opinion does not constitute a recommendation to any holder of shares of Existing Common Stock as to how to vote or act in connection with the Merger or any related matter.

Opinion of Asset Entities’ Financial Advisor

Newbridge was retained by Asset Entities to act as its exclusive financial advisor in connection with a proposed merger with Strive, and to provide an opinion to the Asset Entities Board in connection with its consideration of the transactions contemplated by the Merger Agreement. In selecting Newbridge, the Asset Entities Board considered, among other things, the fact that Newbridge is a reputable investment banking firm with substantial experience advising companies in the technology sector and providing strategic advisory services in general. Newbridge, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

On May 5, 2025 and June 23, 2025, at meetings of the Asset Entities Board, Newbridge delivered an oral opinion, subsequently confirmed by delivery of written Opinion dated as of June 27, 2025 with respect to the Restructuring Election only in connection with the anticipated amendment and restatement of the Original Merger Agreement, on or around such date (the “Opinion”), to the Asset Entities Board to the effect that, based on and subject to the assumptions made, procedures followed, factors considered, limitations of the review undertaken and qualifications contained in such Opinion, as of the Original Signing Date, the Merger Consideration to be issued by Asset Entities to holders of Strive Capital Stock in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Existing Common Stock.

The full text of the Opinion is attached to this proxy statement/prospectus as Annex G and is incorporated herein by reference in its entirety. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. Holders of Asset Entities common stock are urged to read the Opinion carefully and in its entirety for a discussion of, among other things, the assumptions made, procedures followed, factors considered, limitations of the review undertaken and qualifications contained in such Opinion. Newbridge’s Opinion was not intended to and does not constitute a recommendation as to how any holder of Asset Entities common stock or any other person should vote or whether such holder of Asset Entities common stock or such other person should take any other action in connection with the Merger or any other matter.

Newbridge’s Opinion was approved by Newbridge’s opinion committee in accordance with Newbridge’s customary practice. The Opinion was provided for the information of, and directed to, the Asset Entities Board for its information and assistance in connection with its consideration of the financial terms of the Merger.

In connection with rendering its opinion, Newbridge, among other things:

•        considered its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed documents related to the Merger, including a draft of the Original Merger Agreement materially the same as the final Original Merger Agreement and, for Newbridge’s written Opinion, dated June 27, 2025, a draft of the Merger Agreement materially the same as the final Merger Agreement;

•        reviewed Asset Entities’ publicly available historical financial results for the quarters ended March 31, 2022 through March 31, 2025;

•        reviewed the reported prices and trading activity for Existing Class B Common Stock;

•        reviewed publicly available financial information of Asset Entities filed with the SEC, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K between January 1, 2022, through June 23, 2025;

•        conducted discussions with Asset Entities’ management team to better understand Asset Entities’ recent business history and review its corporate presentation and near-term financials;

•        conducted discussions with Strive’s management team to better understand its business, its recent business history, and drivers of future growth;

•        performed a public company comparable analysis of similar companies to Strive, which included variables such as companies trading on a senior U.S. stock exchange, and having businesses in the “Alternative Asset Management” sector to attain current equity value/assets under management ratios; and

•        reviewed the terms of a $30 million capital raising round that was completed in July 2024 in which Strive was valued at a pre-money valuation of $303 million.

In rendering its Opinion, Newbridge assumed and relied upon, with Asset Entities’ acknowledgment and consent and without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Newbridge by Asset Entities and Strive, and Newbridge did not assume any responsibility for independently verifying any of such information. Newbridge further relied upon, without independent verification, the assessment of Asset Entities and Strive and their respective legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters.

In addition, Newbridge assumed that (i) the transactions contemplated by the Merger Agreement will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions (other than the Restructuring Election), including, among other things, that the transactions contemplated by the Merger Agreement will be treated as a tax-free reorganization pursuant to the Code, and (ii) in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the transactions contemplated by the Merger Agreement, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on Asset Entities, Strive or the contemplated benefits expected to be derived from the transactions contemplated by the Merger Agreement.

The Opinion is limited to whether, as of the Original Signing Date, and June 27, 2025 with respect to the Restructuring Election only in connection with the anticipated amendment and restatement of the Original Merger Agreement, the Merger Consideration to be issued by Asset Entities to holders of Strive Capital Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of shares of Existing Common Stock, and does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative business transaction, or other alternatives, or whether or not such alternatives could have been achieved or were available. The Opinion also does not address, and Newbridge expresses no opinion as to the fairness of the Transactions to the holder of Existing Class A Common Stock or to any of Asset Entities’ officers, directors or employees, or any class of such persons, relative to the holders of shares of Existing Common Stock. In addition, the Opinion does not in any manner address the prices or volumes at which the New Class A Common Stock will trade following consummation of the Merger or at any time.

Newbridge did not make any independent valuation or appraisal of the assets or liabilities of Asset Entities or Strive, nor was it furnished with any such valuations or approvals. The Opinion is necessarily based on financial, economic, market and other conditions as in effect on the Original Signing Date, and on June 27, 2025 with respect to the Restructuring Election only in connection with the anticipated amendment and restatement of the Original Merger Agreement, and on the information made available to Newbridge as of the Original Signing Date and June 27, 2025 with respect to the Restructuring Election only in connection with the anticipated amendment and restatement of the Original Merger Agreement. Events occurring after the Original Signing Date other than the Restructuring Election may affect the Opinion and the assumptions used in preparing it, and Newbridge does not assume any obligation to update, revise or reaffirm the Opinion.

The summary set forth below under “— Summary of Material Asset Entities Financial Analyses,” “— Summary of Material Strive Financial Analyses” and “— Summary of Material Relative Financial Analyses” does not purport to be a complete description of the analyses performed by Newbridge, but describes, in summary form, the material elements of the presentation that Newbridge made to the Asset Entities Board, in connection with the Opinion. In accordance with customary investment banking practice, Newbridge employed generally accepted valuation methods and financial analyses in reaching its Opinion. The following is a summary of the material financial analyses performed by Newbridge in arriving at its Opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses Newbridge employed in reaching its conclusions.

The issuance of the Opinion was approved by an authorized internal committee of Newbridge. The Opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Newbridge expressed no opinion as to the underlying valuation, future performance or long-term viability of Asset Entities and its successors. Further, Newbridge expressed no opinion as to what the value of the shares of Existing Common Stock actually will be when the Merger Agreement is consummated or the prices at which shares of Existing Common Stock will trade at any time. It should be understood that, although subsequent developments may affect the Opinion, Newbridge does not have any obligation to update, revise or reaffirm the Opinion and has expressly disclaimed any responsibility to do so.

The following represents a brief summary of the material financial analyses reviewed by the Asset Entities Board and performed by Newbridge in connection with the Opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Newbridge, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Newbridge. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Newbridge.

Summary of Material Asset Entities Financial Analyses

Financial Analyses.    Newbridge employed various methods to analyze the range of implied equity values of Strive.

Comparable Public Company Analysis

To calculate the implied equity value of the operating business, Newbridge first obtained the equity value/assets under management multiples from a total of eight (8) comparable public companies identified by Newbridge that resembled Strive’s business, and applied to Strive’s current assets under management.

The public company comparables were selected using the following criteria: (i) listed on a major stock exchange in the United States, (ii) operates in the “Alternative Asset Management “ sector, and (iii) had listed assets under management.

The average equity value/assets under management percentage for the “Alternative Asset Management” sector was 9.37%, which was then multiplied by Strive’s assets under management of $2,000.3 million, to derive an implied equity value of $187.5 million.

The table below summarizes certain observed historical financial metrics of the selected public companies that were sourced from S&P Capital IQ data as of May 5, 2025.

Comparable Public Company Analysis	5/5/2025		Balance Sheet		Income Statement		Key Operating Metric	Valuation Multiple
Industry – Alternative Asset Managers	Stock Symbol	Stock Price	Market Capitalization	Enterprise Value	Revenue 2025E	EBITDA 2025E	Assets Under Management	Equity Value/AUM as a Percentage
Company Name
Blackstone Inc.	NYSE:BX	$136.1	$166,259.4	$190,105.5	$12,314.1	$6,941.6	$1,127,180.0	14.8%
BlackRock, Inc.	NYSE:BLK	$920.5	$142,702.7	$149,404.7	$22,386.0	$9,659.5	$11,551,251.0	1.2%
KKR & Co. Inc.	NYSE:KKR	$114.8	$101,962.3	$157,109.4	$7,926.8	$5,923.9	$637,572.0	16.0%
Apollo Global Management, Inc.	NYSE:APO	$134.0	$76,571.2	$96,588.2	$4,194.5	$6,682.3	$751,037.0	10.2%
Ares Management Corporation	NYSE:ARES	$160.8	$52,453.1	$69,803.9	$4,660.8	$2,211.3	$484,446.0	10.8%
Blue Owl Capital Inc.	NYSE:OWL	$18.5	$28,575.4	$36,170.9	$2,690.9	$1,543.2	$251,119.0	11.4%
TPG Inc.	NasdaqGS:TPG	$47.2	$17,884.4	$21,833.2	$2,035.8	$1,010.8	$245,873.0	7.3%
The Carlyle Group Inc.	NasdaqGS:CG	$40.5	$14,615.7	$24,121.2	$4,111.0	$1,666.8	$441,020.0	3.3%
							AVERAGE	9.4%

Paid In Capital/Most Recent Funding Round Analysis

On July 8, 2024, Strive closed on a $30 million Series B Funding round that valued Strive at a $303 million pre-money valuation.

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Newbridge to the Asset Entities Board in connection with its Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Newbridge believes that its analyses summarized above must be considered as a whole. Newbridge further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Newbridge’s analyses and opinion.

The estimates of the future performance of Asset Entities in or underlying Newbridge’s analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Newbridge’s analysis. The analysis does not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the valuations resulting from, the analysis described above are inherently subject to substantial uncertainty and should not be taken to be Newbridge’s view of the actual value of the Existing Common Stock.

Conclusion

The Merger Consideration is based on an exchange ratio valuing Strive at $141.7 million (when calculated using the closing price of NASDAQ:ASST stock as of May 5, 2025, which was $0.6064, instead of using the assumed values set forth in the Merger Agreement). The exchange ratio was calculated so that each holder of shares of Strive Capital Stock shall receive, in respect of each such share, a number of shares of Consideration Stock such that the aggregate number of shares of Consideration Stock issued to the holders of Strive Capital Stock in respect thereof, together with the number of shares of New Common Stock underlying (x) Strive RSUs (solely to the extent vested) and (y) Strive RSAs (solely to the extent vested), in each case of clauses (x) and (y), assumed by Asset Entities or converted into or substituted for restricted stock units or restricted stock awards, as applicable, of Asset Entities, in each case, as of the Effective Time, will result in such holders (together with the holders of such Strive RSUs and Strive RSAs) then holding 94.2% of the Pro Forma Share Total (as defined in the Merger Agreement).

The values derived from the different analyses that Newbridge used show a range between $187.5 million to $300.0 million, with a midpoint of the valuation ranges at $243.7 million. $141.7 million is below the midpoint ($243.7 million) of the valuation range of the analyses.

Based upon and subject to the foregoing, it is Newbridge’s opinion that, on the Original Signing Date, and on June 27, 2025 with respect to the Restructuring Election only in connection with the anticipated amendment and restatement of the Original Merger Agreement, the Merger Consideration to be received by holders of Strive Capital Stock is fair, from a financial point of view, to the holders of Existing Common Stock.

The type and amount of consideration payable as outlined in the Merger Agreement was determined through negotiations between Asset Entities and Strive, and was approved by the Asset Entities Board. The decision to enter into the Merger Agreement was solely that of the Asset Entities Board. As described elsewhere in this proxy statement/prospectus, the Opinion and analyses was only one of many factors considered by the Asset Entities Board in its evaluation of whether or not to enter into the Merger Agreement and should not be viewed as determinative of the views of the Asset Entities or Strive’s management with respect to entering into the Merger Agreement.

Fees and Expenses

Newbridge was engaged by Asset Entities on January 10, 2025 in connection with the rendering of an opinion on the fairness of a possible transaction. Pursuant to such engagement and as compensation for Newbridge’s services in connection with the rendering of the Opinion to the Board, Asset Entities agreed to pay Newbridge a fee of $75,000. $10,000 of the fee was paid as a retainer, and $65,000 was paid upon delivery of the Opinion. No portion of Newbridge’s fee is refundable or contingent upon the conclusion reached in the Opinion. Asset Entities also agreed to reimburse Newbridge for certain of its expenses and to indemnify Newbridge against certain liabilities arising out of its engagement. During the two-year period prior to the date of the Opinion, Newbridge and its affiliates have not been engaged to provide any other financial advisory or other services to Asset Entities or its known affiliates, and Newbridge has not received any other compensation from Asset Entities or its affiliates during such period. During the two-year period prior to the date of the Opinion, Newbridge and its affiliates have not been engaged to provide financial advisory or other services to Strive or its known affiliates, and Newbridge has not received any compensation from Strive or its affiliates during such period.

Recommendation of the Asset Entities Board of Directors

Reasons for the Merger

In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, the Asset Entities Board evaluated the Merger in consultation with Asset Entities’ management, as well as Asset Entities’ financial and legal advisors, and considered a number of factors, including, among others, the following material factors (not necessarily in order of relative importance):

•        Attractive Value of the Merger.    The Asset Entities Board’s determination that the Merger provides Asset Entities stockholders with attractive value for their shares of Existing Common Stock in light of a number of factors, including:

•        the anticipated value of the Merger, based upon among other things the business, operations and historical financial performance of Strive and the various financial analyses prepared by Newbridge with respect to the valuation of Strive; and

•        the fact that Asset Entities stockholders will have the opportunity to continue to participate in Strive’s expected future earnings growth and any increase in the value of their equity interest in Strive resulting therefrom following the Merger.

•        Best Available Strategic Alternative.    The Asset Entities Board determined that the consideration to be received by Asset Entities stockholders was more favorable to Asset Entities stockholders than the potential value that might result from other alternatives reasonably available to Asset Entities, based on a number of factors, including:

•        the Asset Entities Board’s knowledge, understanding and previous consideration of the strategic and other alternatives for enhancing stockholder value reasonably available to Asset Entities and the risks and uncertainties associated with those alternatives, including the fact that Asset Entities’ business performance depends on the ability of its co-founders and leading social media influencers to retain and grow their social media followings and fanbase by creating quality content that meets the changing preferences of the consumer market, and the effect of this fact on the value that potential acquirors would be willing to pay in an acquisition of Asset Entities, if these co-founders and leading social media influencers were unable to retain and grow their social media followings; and

•        the Asset Entities Board’s belief that, if any third parties were interested in exploring a transaction with Asset Entities, such potential acquirers would have been motivated to approach Asset Entities previously.

•        Risks and Anticipated Value of Continued Independence on a Standalone Basis.    The Asset Entities Board determined that the Merger was more favorable to Asset Entities stockholders than the potential value that might result from continuing to operate the Asset Entities business on a standalone basis, based on a number of factors, including:

•        Asset Entities’ business, results of operations, financial condition, competitive position, business prospects, historical and projected financial performance, and the risks associated with its ability to achieve its business prospects and projected financial results;

•        the risks and uncertainties associated with Asset Entities’ continuing on a standalone basis as an independent public company, including the risks inherent in executing Asset Entities’ long-term business plan and operating strategy, Asset Entities’ competitive position in the social media and influencer industry and the legal and compliance risks associated with operating in that industry, and the other risks and uncertainties detailed under the heading “Risk Factors — Risks Related to the Business of Asset Entities”; and

•        the current and historical trading prices of Existing Class B Common Stock, including the market performance of the Existing Class B Common Stock relative to other participants in Asset Entities’ industry and general market indices, and the Asset Entities Board’s view that the expected future value of the shares of New Class A Common Stock to be held by Asset Entities stockholders after giving effect to the Merger exceeded the expected future value of the Asset Entities common stock on a standalone basis.

•        High Likelihood of Completion.    The Asset Entities Board considered the likelihood of completion of the Merger to be high, particularly in light of the terms of the Merger Agreement and closing conditions, including:

•        the commitment of Strive in the Merger Agreement to use reasonable best efforts to satisfy conditions and complete the Merger, and to obtain any regulatory approvals required to complete the Merger (as more fully described under “— The Merger Agreement — Regulatory Undertakings” and “— The Merger Agreement — Conditions to Completion of the Merger”);

•        the requirement that, in the event of a failure of the Merger to be consummated due to failure to obtain Strive Stockholder Approval, Strive must pay Asset Entities a termination fee of $10,000,000 (as more fully described under “The Merger Agreement — Termination — Termination Fees”);

•        the absence of any unusual or unlikely-to-be-satisfied conditions to the consummation of the Merger (as more fully described under “The Merger Agreement — Conditions to Completion of the Merger”); and

•        the fact that, as a condition to Strive’s willingness to enter into the Merger Agreement, stockholders of Asset Entities beneficially owning approximately 40.2% of the outstanding voting power of Asset Entities have committed to vote or cause to be voted their Asset Entities shares in favor of the Proposals at the Special Meeting (as more fully described under “Other Agreements Related to the Transaction — Support Agreement”).

•        Receipt of Opinion from Newbridge.    The Asset Entities Board considered the financial analyses performed by Newbridge as well as the oral opinion of Newbridge, subsequently confirmed in writing, to the effect that, as of the [Signing Date], and based upon and subject to the assumptions made, procedures followed, factors considered, limitations of the review undertaken and qualifications contained therein, Merger Consideration to be issued to the holders of Strive Capital Stock was fair, from a financial point of view, to Asset Entities, as more fully described above in the section captioned “— Opinion of Asset Entities’ Financial Advisor”. The full text of Newbridge’s written Opinion is attached in its entirety as Annex G to this proxy statement/prospectus and is incorporated herein by reference.

•        Opportunity for Asset Entities to Receive Alternative Proposals, Change Board Recommendation and Terminate the Merger to Accept a Superior Proposal.    The Asset Entities Board considered the terms of the Merger Agreement permitting Asset Entities to receive unsolicited alternative proposals, and the other terms and conditions of the Merger Agreement related thereto including:

•        Asset Entities’ right, subject to certain conditions, to respond to and negotiate with parties that make unsolicited acquisition proposals that are made prior to the time Asset Entities stockholders approve the proposal to adopt the Merger Agreement;

•        the provision of the Merger Agreement that allows the Asset Entities Board to change its recommendation to stockholders to approve the Merger Agreement, subject to certain conditions;

•        the provision in the Merger Agreement allowing the Asset Entities Board, subject to certain conditions, to terminate the Merger Agreement, prior to the time Asset Entities stockholders approve the Proposals, to enter into an alternative acquisition agreement with respect to a superior proposal, subject to payment of a termination fee of $10,000,000; and

•        the Asset Entities Board’s belief that the $10,000,000 termination fee payable by Asset Entities in connection with its termination of the Merger Agreement to accept a superior proposal (i) is reasonable in light of the overall terms of the Merger Agreement and the anticipated benefits of the Merger and (ii) would not preclude another party from making a competing proposal.

•        Other Considerations.    The Asset Entities Board also considered and balanced against the factors potentially weighing in favor of the Merger a number of uncertainties, risks, restrictions and other factors potentially weighing against the Merger, including the following (which are not necessarily presented in order of relative importance):

•        the risks and costs to Asset Entities if the Merger is delayed or not consummated for any reason, including the diversion of management and employee attention, potential management and employee attrition and the potential disruptive effect on Asset Entities’ business relationships and potential negative impact on Asset Entities’ operating results;

•        the fact that Asset Entities’ directors, officers and employees have expended, and will continue to expend, extensive efforts to consummate the Merger to the potential detriment of their employment duties related to Asset Entities’ day-to-day operations during the pendency of the Merger;

•        the risk of incurring substantial expenses related to the consummation of the Merger;

•        the possibility that the $10,000,000 termination fee payable by Asset Entities to Strive following termination of the Merger Agreement under certain circumstances could discourage other potential acquirers from making a competing proposal;

•        the limitations on Asset Entities’ ability to utilize its net operating loss carryforwards and certain other tax attributes following the completion of the Merger;

•        the fact that certain officers and directors of Asset Entities may have interests in the Merger that may be different from, or in addition to, the interests of the other Asset Entities stockholders generally (see “— Interests of Asset Entities Directors and Executive Officers in the Merger”);

•        the potential negative impact on the market price of shares of Existing Class B Common Stock if the Merger Agreement is terminated; and

•        the fact that completion of the Merger is subject to the satisfaction of certain closing conditions that are not within Asset Entities’ control (as described in “The Merger Agreement — Conditions to Completion of the Merger”).

After taking into account all of the factors set forth above, as well as others, the Asset Entities Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Merger were outweighed by the potential benefits of the Merger to Asset Entities stockholders. The above discussion of the information and factors considered by the Asset Entities Board is not intended to be exhaustive but indicates the material matters considered by the Asset Entities Board. In reaching its determination and recommendation, the Asset Entities Board based its recommendation on the totality of information presented and did not quantify, rank or assign any relative or specific weight to any of the foregoing factors, and individual members of the Asset Entities Board may have considered various factors differently. The Asset Entities Board did not undertake to make any specific determination as to whether any specific factor, or any particular aspect of any factor, did or did not support its ultimate recommendation. Moreover, in considering the information and factors described above, individual members of the Asset Entities Board each applied his own personal business judgment to the process and may have given differing weights to differing factors. The Asset Entities Board based its unanimous recommendation on the totality of the information presented. The explanation of the factors and reasoning set forth above contain forward-looking statements that should be read in conjunction with the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements”.

Strive Reasons for the Merger

In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, the Strive Board evaluated the Merger in consultation with Strive’s management, as well as Strive’s legal advisors, and considered a number of factors, including, among others, the following material factors (not necessarily in order of relative importance):

•        Best Available Strategic Alternative.    The Strive Board determined that the consideration to be received by Strive stockholders was more favorable to Strive stockholders than the potential value that might result from other alternatives reasonably available to Strive, based on a number of factors, including:

•        the Strive Board’s knowledge, understanding and previous consideration of the strategic and other alternatives for enhancing stockholder value reasonably available to Strive and the risks and uncertainties associated with those alternatives; and

•        the expectation that, following the completion of the Merger, New Strive will be eligible to use Form S-3 for future registered offerings, which may provide greater flexibility and efficiency in accessing the capital markets; and

•        the fact that other mechanisms through which Strive could become a public company, including pursuing strategic transactions with another company, would likely result in significant delays in Strive becoming a Bitcoin trust company, which could limit Strive’s ability to raise capital in the future.

•        Attractive Value of Merger.    The Strive Board’s determination that the Merger provides Strive stockholders with attractive value for their shares of Strive Capital Stock in light of a number of factors, including:

•        the anticipated value of the Merger, based upon among other things the business, operations and historical financial performance of Strive and Asset Entities;

•        the fact that Strive stockholders will have the opportunity to continue to participate in Strive’s expected future earnings growth and any increase in the value of their equity interest in Strive resulting therefrom following the Merger; and

•        the fact that the Transactions have been structured with the intention that Strive stockholders will not recognize gain or loss for federal income tax purposes on the conversion of their Strive Capital Stock into shares of New Class B Common Stock pursuant to the Transactions.

•        Risks and Anticipated Value of Continued Independence on a Standalone Basis.    The Strive Board determined that the Merger was more favorable to Strive stockholders than the potential value that might result from continuing to operate Strive as a private company, based on the risks and uncertainties associated with Strive continuing as a private company without the ability to raise capital from the public.

•        High Likelihood of Completion.    The Strive Board considered the likelihood of completion of the Merger to be high, particularly in light of the terms of the Merger Agreement and closing conditions, including:

•        the commitment of Asset Entities in the Merger Agreement to use reasonable best efforts to satisfy conditions and complete the Merger, and to obtain any regulatory approvals required to complete the Merger (as more fully described under “— The Merger Agreement — Regulatory Undertakings” and “— The Merger Agreement — Conditions to Completion of the Merger”);

•        the requirement that, if the Merger Agreement is terminated in certain circumstances, Asset Entities must pay Asset Entities a termination fee of $10,000,000 (as more fully described under “The Merger Agreement — Termination — Termination Fees”); and

•        the fact that, as a condition to Strive’s willingness to enter into the Merger Agreement, stockholders of Asset Entities beneficially owning approximately 39.2% of the outstanding voting power of Asset Entities have committed to vote or cause to be voted their Asset Entities shares in favor of the Proposals at the Special Meeting (as more fully described under “Other Agreements Related to the Transaction — Support Agreement”).

•        Opportunity for Strive to Receive Alternative Proposals, Change Board Recommendation and Terminate the Merger to Accept a Superior Proposal.    The Strive Board considered the terms of the Merger Agreement permitting Strive to receive unsolicited alternative proposals, and the other terms and conditions of the Merger Agreement related thereto including:

•        Strive’s right, subject to certain conditions, to respond to and negotiate with parties that make unsolicited acquisition proposals that are made prior to the receipt of the Strive Stockholder Approval;

•        the provision of the Merger Agreement that allows the Strive Board to change its recommendation to stockholders to approve the Merger Agreement, subject to certain conditions;

•        the provision in the Merger Agreement allowing the Strive Board, subject to certain conditions, to terminate the Merger Agreement, prior to the receipt of the Strive Stockholder Approval, to enter into an alternative acquisition agreement with respect to a superior proposal, subject to payment of a termination fee of $10,000,000; and

•        the Strive Board’s belief that the $10,000,000 termination fee payable by Strive in connection with its termination of the Merger Agreement to accept a superior proposal (i) is reasonable in light of the overall terms of the Merger Agreement and the anticipated benefits of the Merger and (ii) would not preclude another party from making a competing proposal.

•        Other Considerations.    The Strive Board also considered and balanced against the factors potentially weighing in favor of the Merger a number of uncertainties, risks, restrictions and other factors potentially weighing against the Merger, including the following (which are not necessarily presented in order of relative importance):

•        the risks and costs to Strive if the Merger is delayed or not consummated for any reason, including the diversion of management and employee attention, potential management and employee attrition and the potential disruptive effect on Strive’s business relationships and potential negative impact on Strive’s operating results;

•        the fact that Strive’s directors, officers and employees have expended, and will continue to expend, extensive efforts to consummate the Merger to the potential detriment of their employment duties related to Strive’s day-to-day operations during the pendency of the Merger;

•        the risk of incurring substantial expenses related to the consummation of the Merger;

•        the potential limitations on Strive’s ability to utilize its net operating loss carryforwards and certain other tax attributes following the completion of the Merger;

•        the fact that certain officers and directors of Strive may have interests in the Merger that may be different from, or in addition to, the interests of the other Strive stockholders generally; and

•        the fact that completion of the Merger is subject to the satisfaction of certain closing conditions that are not within Strive’s control (as described in “The Merger Agreement — Conditions to Completion of the Merger”).

After taking into account all of the factors set forth above, as well as others, the Strive Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Merger were outweighed by the potential benefits of the Merger to Strive stockholders. The above discussion of the information and factors considered by the Strive Board is not intended to be exhaustive but indicates the material matters considered by the Strive Board. In reaching its determination and recommendation, the Strive Board based its recommendation on the totality of information presented and did not quantify, rank or assign any relative or specific weight to any of the foregoing factors, and individual members of the Strive Board may have considered various factors differently. The Strive Board did not undertake to make any specific determination as to whether any specific factor, or any particular aspect of any factor, did or did not support its ultimate recommendation. Moreover, in considering the information and factors described above, individual members of the Strive Board each applied his own personal business judgment to the process and may have given differing weights to differing factors. The Strive Board based its unanimous recommendation on the totality of the information presented. The explanation of the factors and reasoning set forth above contain forward-looking statements that should be read in conjunction with the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements”.

Interests of Asset Entities Directors and Executive Officers in the Merger

In considering the recommendations of the Asset Entities Board to vote for the Proposals, you should be aware that the current directors and executive officers of Asset Entities have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated stockholders generally and may create potential conflicts of interest. These interests are described in more detail below. The Asset Entities Board was aware of each of these interests in reviewing, considering and negotiating the terms of the Merger and in recommending that Asset Entities stockholders approve the adoption of the Proposals.

The descriptions below describe the interests in the Merger of each individual who served as a director or an executive officer of Asset Entities at any point in time on or following [January 1, 2025].

Asset Entities Common Stock Held by Asset Entities Directors and Executive Officers

If the Proposals are approved, the shares of Existing Common Stock held by Asset Entities’ executive officers and directors will be treated in the same manner as shares of Existing Common Stock held by all other stockholders.

As of [*], 2025, the directors and executive officers of Asset Entities directly or indirectly beneficially owned the following shares of Existing Common Stock: Arshia Sarkhani, the Chief Executive Officer and President and a director of Asset Entities, beneficially owned 1,000,000 shares of Existing Class A Common Stock and 289,921 shares of Existing Class B Common Stock; Kyle Fairbanks, the Chief Marketing Officer, Executive Vice-Chairman and a director of Asset Entities, beneficially owned 1,000,000 shares of Existing Class A Common Stock and 286,667 shares of Existing Class B Common Stock; Michael Gaubert, the Executive Chairman and a director of Asset Entities, beneficially owned 1,000,000 shares of Existing Class A Common Stock and 300,567 shares of Existing Class B Common Stock; Matthew Krueger, the Chief Financial Officer, Treasurer and Secretary of Asset Entities, beneficially owned 1,000,000 shares of Existing Class A Common Stock and 281,400 shares of Existing Class B Common Stock; Arman Sarkhani, the Chief Operating Officer of Asset Entities, beneficially owned 1,000,000 shares of Existing Class A Common Stock and 31,734 shares of Existing Class B Common Stock; Jason Lee, the Chief Technology

Officer of Asset Entities, beneficially owned 35,400 shares of Existing Class B Common Stock; Richard A. Burton, a director of Asset Entities, beneficially owned 10,000 shares of Existing Class B Common Stock; John A. Jack II, a director of Asset Entities, beneficially owned 10,000 shares of Existing Class B Common Stock; Scott K. McDonald, a director of Asset Entities, beneficially owned 10,000 shares of Existing Class B Common Stock; and David Reynolds, a director of Asset Entities, beneficially owned 5,000 shares of Existing Class B Common Stock. For more information regarding beneficial ownership of Existing Common Stock by Asset Entities’ current directors and certain named executive officers, all directors and executive officers as a group, and certain affiliates of the directors, see the section entitled “Security Ownership of Certain Beneficial Owners and Management — Security Ownership of Asset Entities”.

Asset Entities Directors and Officers’ Interest in Vesting Equity Awards

Under the letter agreements, dated March 27, 2025, between Asset Entities and each of Arshia Sarkhani, Arman Sarkhani, Matthew Kreuger, and Kyle Fairbanks, respectively, each of whom is an executive officer and/or director of Asset Entities, the letter agreement, dated November 10, 2023, between Asset Entities and Jason Lee, an executive officer of Asset Entities, and the Consulting Agreement, dated as of March 27, 2025, between Asset Entities and Michael Gaubert, an executive officer and director of Asset Entities, upon a change of control of Asset Entities, any unvested equity awards to these individuals will vest immediately. As of the date set forth on the cover hereof, none of the executive officers hold unvested equity awards.

Asset Entities Directors and Officers’ Interest in Payment to Asset Entities Holdings, LLC

The following directors and executive officers are managers, officers, and/or direct or indirect owners of AEH, and therefore, will have an interest in the High Vote Waiver Payment to be made by Asset Entities to AEH for the relinquishment of AEH’s voting control as a condition to the Closing pursuant to the Merger Agreement: Arman Sarkhani, Arshia Sarkhani, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert. In addition, Jackson Fairbanks, an employee of Asset Entities and the brother of Kyle Fairbanks, is also a manager, officer, and/or direct or indirect owner of AEH.

Asset Entities Officer’s Interest in Positions with New Strive

Arshia Sarkhani, the Chief Executive Officer and President and a director of Asset Entities, will become the Chief Marketing Officer and a director of New Strive.

Severance Arrangements of Asset Entities Officers if Terminated Without Cause

Arshia Sarkhani, Michael Gaubert, Kyle Fairbanks, Matthew Krueger, and Arman Sarkhani, each an executive officer of Asset Entities, and Jackson Fairbanks, an employee of Asset Entities and the brother of Kyle Fairbanks, will each receive a separation fee of $240,000, $240,000, $240,000, $180,000, $150,000, and $125,000, respectively, if New Strive terminates such executive officer or employee’s employment without cause prior to April 1, 2027, pursuant to the letter agreement or consulting agreement, dated March 27, 2025, between such executive officer or employee and Asset Entities. These provisions may represent an indirect financial interest in the Merger or a unique protection from any immediate adverse financial consequences from the Merger.

New Compensation Arrangements with New Strive

In connection with the Merger, it is expected that one or more of our executive officers will enter into new employment arrangements with Strive or New Strive. However, while the expectation is that Strive or New Strive will enter into such arrangements, as of the date set forth on the cover hereof, no such arrangements have been discussed or finalized.

Ownership of Asset Entities After the Merger

As a result of the Merger, the aggregate number of shares of Consideration Stock issued to the holders of Strive Capital Stock in respect thereof, together with the number of shares of New Common Stock underlying (x) Strive RSUs (solely to the extent vested) and (y) Strive RSAs (solely to the extent vested), in each case of clauses (x) and (y), assumed by Asset Entities or converted into or substituted for restricted stock units or restricted stock awards, as applicable, of Asset Entities, in each case, as of the Effective Time, will result in such holders (together with the holders of such Strive RSUs and Strive RSAs) then holding 94.2% of the Pro Forma Share Total (as defined in the Merger Agreement). The holders of shares of Existing Common Stock issued and outstanding as of immediately prior to the Effective Time will collectively own 5.8% of the Pro Forma Share Total (as defined in the Merger Agreement).

Such percentages are subject to dilution for certain issuances of securities by Asset Entities, including in connection with the PIPE Financing. After giving effect to the PIPE Financing (assuming full exercise of the warrants issued in the PIPE Financing), holders of Strive Capital Stock are expected to own approximately 19.3% of the New Common Stock of New Strive. Since such holders are being issued New Class B Common Stock in the Merger, which is entitled to ten votes per share, such holders are expected to control approximately 70.6% of the voting power of New Common Stock immediately after the Closing.

Board of Directors and Management Following the Merger

Following completion of the Merger, the individuals expected to serve as directors and executive officers of New Strive are: Matthew Cole, who will serve as Chief Executive Officer and Chairman of the New Strive Board; Benjamin Pham, who will serve as Chief Financial Officer and a director of the New Strive Board; Brian Logan Beirne, who will serve as Chief Legal Officer and a director of the New Strive Board; Arshia Sardhani, who will serve as Chief Marketing Officer and a director of the New Strive Board; and Avik Roy and Benjamin Werkman, each of whom will serve as a director of the New Strive Board.

No Appraisal Rights or Dissenter’s Rights

The Asset Entities stockholders are not entitled to dissenter’s rights or appraisal rights in connection with the Merger, the Transactions or any of the Proposals.

Strive stockholders will be entitled to appraisal rights under Section 1701.85 of the ORC.

Nasdaq Listing

New Strive will apply to list its New Class A Common Stock on Nasdaq under the trading symbol “[*]”. The approval of such listing, including the shares of New Class A Common Stock issued in the Merger, subject only to official notice of issuance, is a condition to the obligations of Asset Entities and Strive to complete the Merger under the Merger Agreement.

Anticipated Accounting Treatment

The Merger will be accounted for as a business combination in accordance with GAAP. Under this method of accounting, Asset Entities will be treated as the “acquired” company for accounting purposes, and the Merger will be treated consistent with Strive issuing stock for the net assets of Asset Entities. Because Strive will be treated as the accounting acquirer, Strive’s assets and liabilities will be recorded at their pre-combination carrying amounts. Asset Entities’ assets and liabilities will be measured and recognized at their fair values as of the transaction date, and combined with the assets, liabilities and results of operations of Strive after the consummation of the transaction.

Strive has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Strive’s existing stockholders will have the greatest voting interest in the combined entity following consummation of the Merger;

•        The largest individual stockholder of the combined entity is an existing stockholder of Strive;

•        Strive’s directors will represent the majority of the new board of directors of the combined entity following consummation of the Merger; and

•        Strive’s senior management will be the senior management of Strive following consummation of the Merger.

The preponderance of evidence as described above is indicative that Strive is the accounting acquirer in the Merger.

Financing Matters

On May 26, 2025, Strive and Asset Entities entered into Subscription Agreements with each of the PIPE Investors, pursuant to which the parties have agreed to conduct the PIPE Financing in connection with the Transactions, on the terms and subject to the conditions set forth in such Subscription Agreements and the Merger Agreement. The PIPE

Financing is expected to close substantially concurrently with the Transactions, subject to the satisfaction of conditions precedent to Asset Entities and Strive’s obligations to consummate the Transactions being satisfied or waived and the Transactions being consummated, Asset Entities obtaining shareholder approval for Financing Securities Issuance Proposal as required by the applicable rules of Nasdaq, as well as the satisfaction of certain customary closing conditions.

Closing and Effective Time of the Merger

The Merger will be completed and become effective at such time as certificate of merger are duly filed with, and accepted for record by, the Secretary of State of Ohio, or at such later time as agreed to by Asset Entities and Strive and specified in such certificate of merger.

Assuming timely satisfaction of other closing conditions, including the approval by Asset Entities stockholders of the Proposals, Asset Entities and Strive expect that the Merger will be completed by Fall of 2025. There can be no assurances as to when, or if, the Merger will occur. Subject to certain conditions, either Asset Entities or Strive may terminate the Merger Agreement if the Merger is not completed on or before the End Date (February 6, 2026). The right to terminate the Merger Agreement after the End Date will not be available to Asset Entities or Strive, as applicable, if that party’s breach of any provision of the Merger Agreement is the primary cause of the failure of the Merger to be consummated by such date. See “The Merger Agreement — Conditions to Closing” and “The Merger Agreement — Termination”.

Effect on Asset Entities if the Merger is Not Completed

If the Merger is not completed for any reason, Asset Entities would remain a public company and its Existing Class B Common Stock would continue to be listed and traded on Nasdaq, assuming Asset Entities meets all of Nasdaq’s continuing listing standards.

Regulatory Approvals Required for the Merger

The consummation of the Merger is not subject to any regulatory or governmental approvals or filings, other than (i) filings with the Nevada Secretary of State in connection with the Organizational Documents Amendments, (ii) the filing of a certificate of merger with the Secretary of State of the State of Ohio and (iii) the declaration by the SEC of the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and any required notice or other filings under applicable state securities laws.

THE MERGER AGREEMENT

The summary of the material terms and conditions of the Merger Agreement below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and which is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement in its entirety because it is the principal document that governs the Merger.

The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement as of the specific dates therein and were made solely for the benefit of the parties to the Merger Agreement. The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by the parties to the Merger Agreement and are qualified by information in confidential disclosure schedules provided in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among the parties, rather than establishing matters of fact. Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Asset Entities or Strive. Moreover, certain representations and warranties in the Merger Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those Merger Agreement provisions should not be read as characterizations of the actual state of facts or condition of Asset Entities or Strive or any other matter. Moreover, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

On June 27, 2025, Asset Entities and Strive entered into the Merger Agreement providing for the combination of Strive and Merger Sub which results in Strive becoming a wholly-owned subsidiary of Asset Entities, with the Asset Entities stockholders and Strive stockholders (together with certain holders of Strive RSUs and Strive RSAs) owning 5.8% and 94.2% of New Strive, respectively (immediately following the Closing and without giving effect to the PIPE Financing).

Effect of the Merger; Merger Consideration

Pursuant to the Merger Agreement, at the Effective Time and as a result of the Merger and in accordance with the Stock Issuance, each issued and outstanding share of Strive Capital Stock will automatically be (i) converted into the right to receive (A) a number of shares of New Class B Common Stock equal to the Exchange Ratio, without interest and subject to any withholding of taxes required by applicable law and (ii) cancelled and cease to have any rights except the right to receive the Merger Consideration upon surrender thereof. The “Exchange Ratio” shall be calculated so that each holder of Strive Capital Stock shall receive, in respect of each share of Strive Capital Stock, a number of shares of Consideration Stock equal to the quotient obtained by dividing (a) the Aggregate Merger Consideration Share Number by (b) the aggregate number of shares of Strive Capital Stock issued and outstanding as of immediately prior to the Effective Time (for purposes of this clause (b), assuming the conversion of all Strive Preferred Stock and including shares of Strive Common Stock subject to Strive RSUs and Strive RSAs that have vested but have not settled).

The capital stock of Merger Sub outstanding immediately prior to the Effective Time will be cancelled and retired and will cease to exist, and will thereafter be converted into a number of shares of Strive such that Asset Entities, as the sole holder of Merger Sub immediately prior to the Effective Time, owns all outstanding shares of stock in Strive immediately following the Effective Time.

Treatment of Strive Equity Awards

In connection with the Merger, equity incentive awards then-outstanding under Strive Enterprises, Inc. Amended and Restated 2022 Equity Incentive Plan (“Strive EIP”) will be equitably adjusted in accordance with the terms of the Strive EIP and the Merger Agreement, as follows:

•        Each restricted stock unit that settles in shares of common stock of Strive (“Strive RSU”) granted pursuant to the Strive EIP that is outstanding as of the Closing will be converted into, assumed by Asset Entities or converted into or substituted for a restricted stock unit that settles in shares of Class B Common Stock (as will be defined in the A&R Articles of Incorporation, which for the avoidance of doubt is high vote common stock) (“Asset Entities RSU”) of equivalent value to Strive RSU and will otherwise remain subject to the same terms and conditions applicable to the Strive RSU immediately prior to the Closing (other than deeming the “performance condition” (as defined in the applicable Strive RSU award agreement) to have been achieved). Each of Strive and Asset Entities will take all actions necessary or appropriate at or prior to the Closing to (i) effectuate the applicable Strive RSUs being converted into, assumed by Asset Entities or substituted for Asset Entities RSUs and (ii) ensure that the performance condition is deemed to have been achieved; and

•        Each restricted stock award that settles in shares of common stock of Strive (“Strive RSA”) granted pursuant to the Strive EIP that is outstanding as of the Closing will be converted into, assumed by Asset Entities or converted into or substituted for a restricted stock award that settles in shares of Class B Common Stock (as will be defined in the A&R Articles of Incorporation, which for the avoidance of doubt is high vote common stock) (“Asset Entities RSA”) of equivalent value to the Strive RSA and will otherwise remain subject to the same terms and conditions applicable to the Strive RSA immediately prior to the Closing. Each of Strive and Asset Entities will take all actions necessary or appropriate at or prior to the Closing to effectuate the applicable Strive RSAs being converted into, assumed by the Asset Entities or substituted for Asset Entities RSAs.

Representations and Warranties

Under the Merger Agreement, Asset Entities and Merger Sub made customary representations and warranties to Strive relating to, among other things: existence and power; organizational and governmental authorization; non-contravention; capitalization; subsidiaries; SEC filings and internal controls; financial statements; disclosure documents; absence of certain changes; absence of undisclosed liabilities; compliance with laws; litigation; real property; intellectual property and IT assets; permits; tax matters; employee and employee benefit matters; environmental matters; material contracts; insurance; finders’ fees; opinion of Asset Entities financial advisor; takeover statutes; and affiliate transactions.

Under the Merger Agreement, Strive made customary representations and warranties to Asset Entities and Merger Sub relating to among other things: corporate existence and power; corporate and governmental authorization; non-contravention; capitalization; subsidiaries; financial statements; disclosure documents; absence of certain changes; absence of undisclosed liabilities; compliance with laws; litigation; real property; intellectual property and IT assets; permits; tax matters; employee and employee benefit matters; environmental matters; insurance; finders’ fees; and intended tax treatment.

None of the representations or warranties in the Merger Agreement survive the Closing and all rights, claims, and causes of action with respect thereto terminate at the Closing.

Conduct of Asset Entities Business

Asset Entities has agreed that, during the period from the Original Signing Date until the Effective Time, Asset Entities will, and will cause its subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course except to the extent otherwise consented to in writing by Strive, as expressly required or contemplated by the Transaction Agreements, as required by applicable law or as set forth in the certain confidential disclosure schedules delivered in connection with the Merger Agreement.

In addition to the general covenant above, Asset Entities has agreed that, subject to the same exceptions set forth above, during the period from the Original Signing Date until the Effective Time, Asset Entities will not, and will not permit any of its subsidiaries to, do any of the following:

•        amend its organizational documents, other than in immaterial respects;

•        (a) split, combine or reclassify any shares of its or its subsidiaries’ securities, (b) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its or its subsidiaries’ securities, or (c) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of Asset Entities;

•        issue, deliver or sell, or authorize the issuance, delivery or sale of, any securities of Asset Entities or any of its subsidiaries, subject to certain exceptions;

•        acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities or businesses, or enter into any partnership, joint venture or strategic alliance, except for acquisitions of assets in the ordinary course of business;

•        sell, assign, lease, license, convey or otherwise transfer or dispose of, or incur any liens (other than certain permitted liens) on, any of its assets (including any material Asset Entities intellectual property rights or certain intellectual property rights licensed to Asset Entities, in each case other than pursuant to non-exclusive licenses or sublicenses granted to customers in the ordinary course of business consistent with past practice), securities, properties, interests or businesses other than such actions for fair consideration in the ordinary course of business;

•        except as expressly required by the terms of any Asset Entities benefits plans as in effect on the Original Signing Date or adopted or amended in accordance with the terms of the Merger Agreement, (i) increase or change the compensation or benefits payable to any current or former Asset Entities service provider (other than increases in base compensation of not more than 3% to employees with a specified annual base compensation, disregarding such increase in the ordinary course of business), (ii) accelerate the vesting of or the lapsing of restrictions with respect to, or otherwise fund or secure the payment of, any compensation or benefits of any current or former Asset Entities service provider, (iii) grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Asset Entities service provider, (iv) terminate, enter into, adopt, materially amend, materially modify or renew any material Asset Entities Plan, (v) provide any obligation to gross-up, indemnify or otherwise reimburse any Asset Entities service provider for any tax incurred by any such individual, (vi) (A) hire any employees with at least a specified annual base compensation or (B) terminate the employment of any employees with at least a specified annual base compensation, other than for cause, or take any action (or omit to take any action) that would result in such employee having a right to resign with “good reason” or similar term of similar meaning (vi) establish, adopt, enter into or amend any collective bargaining or similar agreement or (vii) recognize any labor union or any other organization seeking to represent any employees of Asset Entities;

•        make or authorize any capital expenditure other than any capital expenditures that do not exceed a specified amount in the aggregate;

•        make any loans, advances or capital contributions to, or investments in, any other person (other than trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business);

•        incur, assume or otherwise become liable for any indebtedness for borrowed money (or guarantees thereof) or issue any debt securities or assume or guarantee the obligations of any other person;

•        (a) amend or modify in any material respect, terminate (other than any expiration in accordance with the terms of an existing Asset Entities material contract) or waive any of its material rights or claims under any Asset Entities material contract or any Asset Entities real property lease, or (b) enter into any contract that would, if entered into prior to the Original Signing Date, constitute a Asset Entities material contract or Asset Entities real property lease, in each case, other than with respect to certain material contracts, in the ordinary course of business;

•        settle, release, waive, discharge or compromise (or offer to do any of the foregoing) any proceeding involving or against Asset Entities, other than settlements that (a) do not require monetary payments by Asset Entities in excess of a specified amount and (b) do not involve injunctive relief against Asset Entities, admission of guilt or wrongdoing or any restriction that could be expected to materially limit Asset Entities in the conduct of their business, assets or operations;

•        change Asset Entities’ methods of accounting, except as required by changes in GAAP or in Regulation S-X of the Exchange Act, as agreed to by its independent public accountants;

•        (a) make, change, revoke, rescind, or otherwise modify any material tax election, (b) file any amended or otherwise modify any income or other material tax return; (c) adopt, change, or otherwise modify any tax accounting period or any material tax accounting method, principles, or practices, (d) settle, consent to, or compromise (in whole or in part) any material proceeding, assessment, audit, examination or other litigation related to income or other material taxes; (e) surrender any right to claim a material tax refund, offset, or other reduction in liability; (f) consent to any extension or waiver of the limitation period applicable to any income or other material tax claim or assessment (other than any routine extension granted in the ordinary course of business); (g) enter into any closing agreement pursuant to Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. law); or (h) a change in the entity classification of a subsidiary of Asset Entities for U.S. federal income tax purposes;

•        enter into any new line of business

•        liquidate, dissolve, recapitalize, reorganize or otherwise wind up the business or operations of Asset Entities (excluding, for the avoidance of doubt, any of its subsidiaries), or adopt a plan with respect thereto, or fail to maintain Asset Entities’ existence; or

•        agree, resolve or commit to do any of the foregoing.

Conduct of Strive Business

Strive has agreed that, during the period from the Original Signing Date until the Effective Time, Strive will, and will cause its subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course except to the extent otherwise consented to in writing by Asset Entities, as expressly required or contemplated by the Transaction Agreements, any actions in respect of Strive Wealth Management or otherwise as reasonably required to effect the Pre-Closing Reorganization, as required by applicable law or as set forth in the certain confidential disclosure schedules delivered in connection with the Merger Agreement.

In addition to the general covenant above, Strive has agreed that, subject to the same exceptions set forth above, during the period from the Original Signing Date and continuing until the Effective Time, Strive will not, and will not permit any of its subsidiaries to, do any of the following:

•        amend its organizational documents in a manner that would, or would reasonably be expected to, restrain, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of the capital stock of Strive; or

•        agree, resolve or commit to do any of the foregoing.

No Solicitation by Strive

The Merger Agreement (except as noted below) generally restricts Strive’s ability to: (i) initiate, solicit, propose or take any action to knowingly assist, facilitate or encourage (including by way of furnishing information) the submission of any inquiry or proposal that constitutes, or would reasonably be expected to lead to, a Strive Alternative Proposal (as defined below); (ii) enter into or knowingly participate in any substantive discussions with or negotiations with, furnish any material nonpublic information relating to Strive or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Strive or any of its subsidiaries to, or otherwise knowingly cooperate with, any third party in connection with any Strive Alternative Proposal; (iii) (a) withdraw or withhold (or qualify or modify in a manner adverse to Strive) the recommendation of the Strive Board that the Strive stockholders approve the Merger Agreement and the transactions contemplated thereby, including any required waiver of rights of Strive stockholders under Strive’s organizational documents (the “Strive Board Recommendation”), or publicly announce its intention to do the same, (b) within 10 business days of Asset Entities’ written request, fail to publicly make or reaffirm the Strive Board Recommendation following the date any Strive Alternative Proposal or any material modification thereto is first published or broadly sent or given to the stockholders of Asset Entities (any of the foregoing clauses (a) through (b), a “Strive Adverse Recommendation Change”); (iv) enter into any an amendment, grant any waiver or release or terminate any provision under any standstill, confidentiality or other similar agreement; (v) enter into any agreement in principle, letter of intent, memorandum of understanding, acquisition agreement or other contract providing for or relating to a Strive Alternative Proposal (other than certain confidentiality agreements); or (vi) resolve, authorize, propose or agree to do any of the foregoing.

Notwithstanding the foregoing, at any time prior to the receipt of the Strive Stockholder Approval, if Strive receives a bona fide written Strive Alternative Proposal after the Original Signing Date that was not solicited in breach of Strive’s non-solicitation obligations under the Merger Agreement, and the Strive Board, after consultation with its outside legal counsel and its financial advisor, determines in good faith that such written Strive Alternative Proposal constitutes or would reasonably be expected to lead to, a Strive Superior Proposal (as defined below) and that failure to take such action would violate the fiduciary duties of the members of the Strive Board under applicable law, Strive may engage in negotiations or discussions with such third party and its representatives and furnish to such third party or its representatives nonpublic information relating to Strive; provided that if any material nonpublic information provided to such third party was not previously provided to Asset Entities, Strive must provide such information to Asset Entities substantially contemporaneously with (or within 24 hours following) the time it is provided to such third party.

Under the Merger Agreement, Strive must notify Asset Entities in writing promptly (and in any event within 24 hours) (i) of the receipt by Strive of any Strive Alternative Proposal or any inquiry, proposal or offer which constitutes, or could reasonably expected to lead to a Strive Alternative Proposal and such notice shall include, to the extent then known to Strive, the identity of the person making the Strive Alternative Proposal, inquiry, proposal or offer and the material terms and conditions thereof (along with unredacted copies of such Strive Alternative Proposal and all proposed transaction agreements and other material documents provided in connection therewith (or, if not delivered in writing, a summary of the material terms and conditions of any such Strive Alternative Proposal, inquiry, proposal or offer)) and (ii) of any request for material nonpublic information relating to Strive, or for access to the business, properties, assets, books or records or personnel of Strive, by any third party in connection with an Strive Alternative Proposal or who would reasonably be expected to make a Strive Alternative Proposal (and such notice shall include, to the extent then known to Strive, the identity of the person making such request and the nature of such information. Strive must also keep Asset Entities informed on a reasonably current basis of any material change, amendment or modification to the status, terms or conditions of any Strive Alternative Proposal, inquiry, proposal, offer or request (including by providing Asset Entities with unredacted copies of any such change, amendment or modification, and communications with respect thereto (or, if not delivered in writing, a summary of any such change, amendment or modification)).

A “Strive Alternative Proposal” for purposes of the Merger Agreement means any third party offer or proposal relating to:

•        any underwritten public offering of equity securities of Strive or Strive Asset Management under the Exchange Act (or any foreign equivalent act);

•        a business combination by Strive or Strive Asset Management with a special purpose acquisition company or another person listed on a national or foreign securities exchange; or

•        other transaction, in each case, the result of which would be the equity securities of Strive or Strive Asset Management being listed on a national or foreign securities exchange, and, for the avoidance of doubt, in each case other than any of the foregoing that would by its terms be conditioned on the consummation of the Closing.

A “Strive Superior Proposal” for purposes of the Merger Agreement means a bona fide, written Strive Alternative Proposal that did not result from a breach of Strive’s non-solicitation obligations on terms that the Strive Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is more favorable (including from a financial point of view) to Strive’s stockholders than the transactions contemplated by the Merger Agreement, in each case, taking into consideration:

•        all relevant factors (including the identity of the counterparty, the terms and conditions of such Strive Alternative Proposal (including the transaction consideration, conditionality, timing, certainty of financing and regulatory approvals and the expected timing and likelihood of consummation, and such other factors determined by the Strive Board in good faith to be relevant)); and

•        if applicable, any changes to the terms of the Merger Agreement proposed by Asset Entities pursuant to its “match rights,” described below.

Notwithstanding that the Strive Board is generally obligated to make the Strive Board Recommendation, subject to certain conditions and providing Asset Entities with “match rights” as described in more detail below, the Strive Board may, (i) in response to a bona fide written Strive Alternative Proposal made after the Original Signing Date that did not result from a breach of Strive’s non-solicitation obligations under the Merger Agreement, (a) make a Strive Adverse Recommendation Change and/or (b) terminate the Merger Agreement (subject to payment of a termination fee, as discussed in more detail in “— Termination — Termination Fees”) in order to substantially concurrently enter into a written definitive agreement for such Strive Superior Proposal; or (ii) in response to a Strive Intervening Event, make a Strive Adverse Recommendation Change, in each case, if, prior to making such Strive Adverse Recommendation Change, the Strive Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would violate the fiduciary duties of the members of the Strive Board under applicable law.

Strive must notify Asset Entities in writing of its intention to take any such actions at least five business days prior to taking such action, specifying the reasons for the Strive Adverse Recommendation Change and providing certain documentation regarding the Strive Superior Proposal or Strive Intervening Event, as applicable. During such five business day-period, Strive must negotiate with Asset Entities in good faith (to the extent Asset Entities wishes to negotiate) to make adjustments to the terms and conditions of the Merger Agreement as Asset Entities may propose, and as a condition to effecting a Strive Adverse Recommendation Change, the Strive Board must have considered in good faith any such revisions proposed in writing by Asset Entities and any other information offered by Asset Entities in response to such notice and must have determined in good faith, after consultation with its outside legal counsel and financial advisor, that the Strive Superior Proposal or Strive Intervening Event would nevertheless continue to constitute a Strive Superior Proposal or Strive Intervening Event, as applicable, and failure to take such action would violate the fiduciary duties of the members of the Strive Board under applicable law. In the event of any change to any of the financial or other material terms of the Strive Superior Proposal, Strive will deliver additional notice to Asset Entities and the foregoing will apply.

A “Strive Intervening Event” for purposes of the Merger Agreement is any event, fact, circumstance, development or occurrence that:

•        was not known to or reasonably foreseeable by the Strive Board as of the Original Signing Date, which event or circumstance becomes known to or by the Strive Board prior to receipt of the Strive Stockholder Approval; or

•        was known to or reasonably foreseeable by the Strive Board as of the Original Signing Date, but the consequences of which (or the magnitude thereof) were not know to or reasonably foreseeable by the Strive Board as of the Original Signing Date, and, in each case, does not relate to a Strive Alternative Proposal or Strive Superior Proposal; provided that in no event shall the fact that Strive meets or exceeds any internal or published projections, forecasts or estimates or other financial performance or results of operations for any period or changes in the credit rating in and of itself constitute an Strive Intervening Event, provided that in the case of the facts described in the foregoing proviso, the underlying causes of such facts may be considered and taken into account in determining whether there has been a Strive Intervening Event. In addition, nothing in the Merger Agreement prohibits Asset Entities or the Asset Entities Board from contacting and engaging in discussions with any person or group and their respective representatives who has made a Strive Alternative Proposal after the Original Signing Date solely for the purpose of clarifying such Strive Alternative Proposal and the terms thereof or informing such third party of the restrictions imposed by the Merger Agreement.

Efforts to Obtain Asset Entities Stockholder Approval

Asset Entities must (i) as promptly as reasonably practicable following the date the registration statement on Form S-4 of which this proxy statement/prospectus forms a part is declared effective under the Exchange Act, establish a record date for and promptly and duly call and give notice of, and commence mailing of this proxy statement/prospectus to holders of Existing Common Stock as of the record date established for, a meeting of such holders to take place within 35 days following the mailing of this proxy statement/prospectus to such holders for the purposes of (a) obtaining the Asset Entities Stockholder Approval, and (ii) take certain related and customary procedural and administrative actions.

Subject to the ability of the Asset Entities Board to make an Adverse Recommendation Change (as defined below), the Asset Entities Board must recommend to the Asset Entities stockholders the approval of the Proposals.

Under the terms of the Merger Agreement, Asset Entities may adjourn or recess the Special Meeting (i) with Strive’s consent or (ii) to the extent Asset Entities believes in good faith that such adjournment or recess is reasonably necessary to (a) ensure that any required supplement or amendment to this proxy statement/prospectus that the Asset Entities Board has determined in good faith to be necessary under applicable law after consultation with, and taking into account the advice of, outside legal counsel, is provided to the holders of Existing Common Stock within a reasonable amount of time in advance of the Special Meeting, (b) allow reasonable additional time to solicit additional proxies necessary to obtain the Asset Entities Stockholder Approval or (c) ensure that there are sufficient shares of Existing Common Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Special Meeting (in which case, Asset Entities shall use its reasonable best efforts to obtain such a quorum as promptly as practicable). However, Asset Entities may not adjourn or recess the Special Meeting to a date that is more than 20 calendar days after the date the Special Meeting was originally scheduled without the prior written consent of Strive.

No Solicitation by Asset Entities

The Merger Agreement (except as noted below) generally restricts Asset Entities ability to: (i) initiate, solicit, propose or take any action to knowingly assist, facilitate or encourage (including by way of furnishing information) the submission of any inquiry or proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal (as defined below); (ii) enter into or knowingly participate in any substantive discussions with or negotiations with, furnish any material nonpublic information relating to Asset Entities or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Asset Entities or any of its subsidiaries to, or otherwise knowingly cooperate with, any third party in connection with any Company Acquisition Proposal; (iii) (a) withdraw or withhold (or qualify or modify in a manner adverse to Strive) the recommendation of the Asset Entities Board that the Asset Entities stockholders approve the Proposals (the “Asset Entities Board Recommendation”), or publicly announce its intention to do the same, or fail to include the Asset Entities Board Recommendation in this prospectus/proxy statement, (b) other than with respect to a tender offer or exchange offer that is the subject of the following clause (c), within 10 business days of Strive’s written request, fail to publicly make or reaffirm the Asset Entities Board Recommendation following the date any Company Acquisition Proposal or any material modification thereto is first published or broadly sent or given to the stockholders of Asset Entities, or (c) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Company Acquisition Proposal that is a tender offer or exchange offer subject to Regulation D promulgated under the Exchange Act within 10 business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any of the foregoing clauses (a) through (c), a “Company Adverse Recommendation Change”); (iv) enter into any an amendment, grant any waiver or release or terminate any provision under any standstill, confidentiality or other similar agreement; (v) enter into any agreement in principle, letter of intent, memorandum of understanding, acquisition agreement or other contract providing for or relating to a Company Acquisition Proposal (other than certain confidentiality agreements); or (vi) resolve, authorize, propose or agree to do any of the foregoing.

Notwithstanding the foregoing, at any time prior to the receipt of the Asset Entities Stockholder Approval, if Asset Entities receives a bona fide written Company Acquisition Proposal after the Original Signing Date that was not solicited in breach of Asset Entities’ non-solicitation obligations under the Merger Agreement, and the Asset Entities Board, after consultation with its outside legal counsel and its financial advisor, determines in good faith that such written Company Acquisition Proposal constitutes or would reasonably be expected to lead to, a Company Superior Proposal (as defined below) and that failure to take such action would violate the fiduciary duties of the members of the Asset Entities Board under applicable law, Asset Entities may engage in negotiations or discussions with such third party and its representatives and furnish to such third party or its representatives nonpublic information relating to Asset Entities; provided that if any material nonpublic information provided to such third party was not previously provided to Strive, Asset Entities must provide such information to Strive substantially contemporaneously with (or within 24 hours following) the time it is provided to such third party.

Under the Merger Agreement, Asset Entities must notify Strive in writing promptly (and in any event within 24 hours) (i) of the receipt by Asset Entities of any Company Acquisition Proposal or any inquiry, proposal or offer which constitutes, or could reasonably expected to lead to a Company Acquisition Proposal and such notice shall include, to the extent then known to Asset Entities, the identity of the person making the Company Acquisition Proposal, inquiry, proposal or offer and the material terms and conditions thereof (along with unredacted copies of such Company Acquisition Proposal and all proposed transaction agreements and other material documents provided in connection therewith (or, if not delivered in writing, a summary of the material terms and conditions of any such Company Acquisition Proposal, inquiry, proposal or offer)) and (ii) of any request for material nonpublic information relating to Asset Entities, or for access to the business, properties, assets, books or records or personnel of Asset Entities, by any third party in connection with an Company Acquisition Proposal or who would reasonably be expected to make a Company Acquisition Proposal (and such notice shall include, to the extent then known to Asset Entities, the identity of the person making such request and the nature of such information. Asset Entities must also keep Strive informed on a reasonably current basis of any material change, amendment or modification to the status, terms or conditions of any Company Acquisition Proposal, inquiry, proposal, offer or request (including by providing Strive with unredacted copies of any such change, amendment or modification, and communications with respect thereto (or, if not delivered in writing, a summary of any such change, amendment or modification)).

A “Company Acquisition Proposal” for purposes of the Merger Agreement means any third party offer or proposal relating to:

•        any acquisition or purchase, directly or indirectly, of 20% or more of the consolidated assets of Asset Entities and its subsidiaries or 20% or more of any class of equity or voting securities of Asset Entities or any of its subsidiaries whose assets, individually or in the aggregate, constitute, directly or indirectly, 20% or more of the consolidated assets of Asset Entities and its subsidiaries;

•        any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Asset Entities or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Asset Entities and its subsidiaries; or

•        a merger, consolidation, amalgamation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Asset Entities or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Asset Entities and its subsidiaries.

A “Company Superior Proposal” for purposes of the Merger Agreement means a bona fide, written Company Acquisition Proposal (but substituting “more than 50%” for all references to “20%” in the definition of such term) that did not result from a breach of Asset Entities’ non-solicitation obligations on terms that the Asset Entities Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is more favorable (including from a financial point of view) to Asset Entities’ stockholders than the transactions contemplated by the Merger Agreement, in each case, taking into consideration:

•        all relevant factors (including the identity of the counterparty, the terms and conditions of such Company Acquisition Proposal (including the transaction consideration, conditionality, timing, certainty of financing and regulatory approvals and the expected timing and likelihood of consummation, and such other factors determined by the Asset Entities Board in good faith to be relevant)); and

•        if applicable, any changes to the terms of the Merger Agreement proposed by Strive pursuant to its “match rights,” described below.

Notwithstanding that the Asset Entities Board is generally obligated to make the Asset Entities Board Recommendation, subject to certain conditions and providing Strive with “match rights” as described in more detail below, the Asset Entities Board may, (i) in response to a bona fide written Company Acquisition Proposal made after the Original Signing Date that did not result from a breach of Asset Entities’ non-solicitation obligations under the Merger Agreement, (a) make a Company Adverse Recommendation Change and/or (b) terminate the Merger Agreement (subject to payment of a termination fee, as discussed in more detail in “— Termination — Termination Fees”) in order to substantially concurrently enter into a written definitive agreement for such Company Superior Proposal; or (ii) in response to an Company Intervening Event, make a Company Adverse Recommendation Change, in each case, if, prior to making such Company Adverse Recommendation Change, the Asset Entities Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would violate the fiduciary duties of the members of the Asset Entities Board under applicable law.

Asset Entities must notify Strive in writing of its intention to take any such actions at least five business days prior to taking such action, specifying the reasons for the Company Adverse Recommendation Change and providing certain documentation regarding the Company Superior Proposal or Company Intervening Event, as applicable. During such five business day-period, Asset Entities must negotiate with Strive in good faith (to the extent Strive wishes to negotiate) to make adjustments to the terms and conditions of the Merger Agreement as Strive may propose, and as a condition to effecting an Company Adverse Recommendation Change, the Asset Entities Board must have considered in good faith any such revisions proposed in writing by Strive and any other information offered by Strive in response to such notice and must have determined in good faith, after consultation with its outside legal counsel and financial advisor, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal and failure to take such action would violate the fiduciary duties of the members of the Asset Entities Board under applicable law. In the event of any change to any of the financial or other material terms of the Company Superior Proposal, Asset Entities will deliver additional notice to Strive and the foregoing will apply.

A “Company Intervening Event” for purposes of the Merger Agreement is any event, fact, circumstance, development or occurrence that:

•        was not known to or reasonably foreseeable by the Asset Entities Board as of the Original Signing Date, which event or circumstance becomes known to or by the Asset Entities Board prior to receipt of the Asset Entities Stockholder Approval; or

•        was known to or reasonably foreseeable by the Asset Entities Board as of the Original Signing Date, but the consequences of which (or the magnitude thereof) were not know to or reasonably foreseeable by the Asset Entities Board as of the Original Signing Date, and, in each case, does not relate to a Company Acquisition Proposal or Company Superior Proposal; provided that in no event shall the fact that Asset Entities meets or exceeds any internal or published projections, forecasts or estimates or other financial performance or results of operations for any period or changes in the credit rating, market price or trading volume of any securities of Asset Entities or its subsidiaries in and of itself constitute an Company Intervening Event, provided that in the case of the facts described in the foregoing proviso, the underlying causes of such facts may be considered and taken into account in determining whether there has been an Company Intervening Event In addition, nothing in the Merger Agreement prohibits Asset Entities or the Asset Entities Board from (i) taking and disclosing to Asset Entities’ stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or making any legally required disclosure to stockholders with regard to the transactions contemplated by the Merger Agreement or a Company Acquisition Proposal (provided that neither Asset Entities nor the Asset Entities Board may make a Company Adverse Recommendation Change unless permitted by the Merger Agreement), (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (iii) contacting and engaging in discussions with any person or group and their respective representatives who has made a Company Acquisition Proposal after the Original Signing Date solely for the purpose of clarifying such Company Acquisition Proposal and the terms thereof or informing such third party of the restrictions imposed by Asset Entities’ non-solicitation obligations under the Merger Agreement.

High Vote Stock Conversion

If the Proposals are approved, promptly after receipt of such approval but prior to the effectiveness of the Organizational Documents Amendments, Asset Entities and AEH shall effect the High Vote Stock Conversion. Pursuant to the High Vote Stock Conversion, AEH, the holder of all of the outstanding shares Existing Class A Common Stock, shall convert all of its shares of Existing Class A Common Stock to Existing Class B Common Stock. In consideration for AEH effecting the High Vote Stock Conversion, notwithstanding anything to the contrary in the Merger Agreement, Asset Entities shall pay AEH the High Vote Waiver Payment.

Organizational Documents Amendments

After the effectiveness of the High Vote Stock Conversion but prior to the Closing Date, Asset Entities shall take all actions necessary to effectuate the Organizational Documents Amendments, including making all required filings with the Nevada Secretary of State in accordance with applicable law. Pursuant to the Organizational Documents Amendments, Asset Entities will amend and restate each of its existing Articles of Incorporation and Bylaws in their entirety, to be in the forms attached to this proxy statement/prospectus as Annex B and Annex C, respectively. Under the A&R, Asset Entities will effect the Redesignation, pursuant to which its Existing Class A Common Stock will be reclassified as New Class B Common Stock, and its Existing Class B Common Stock will be reclassified as New Class A Common Stock. Additionally, the A&R Articles of Incorporation provide if a holder of Asset Entities Common Stock, together with affiliates, acquires or is attributed ownership of shares that exceed 20% of the total voting power of Asset Entities, Asset Entities may take remedial actions, including redemption, suspension of ownership rights, or forced sale of shares to eliminate the excess ownership. The redemption price is determined based on market value, with adjustments based on the holder’s fault in causing the excess ownership. Proper notice must be given before redemption, and upon completion, all associated rights cease. These restrictions do not apply to Strive or its affiliates.

Additionally, at the election of Vivek Ramaswamy (following the Transactions, the largest holder of voting power of New Strive), all of the issued and outstanding shares of New Class B Common Stock shall be converted by New Strive into shares of New Class A Common Stock, subject to certain limitation provided in the A&R Articles of Incorporation.

The affirmative vote of holders of at least a majority of the voting power of Asset Entities’ outstanding New Common Stock will generally be required to amend the A&R Articles of Incorporation, other than certain provisions that may be amended only by the affirmative vote of holders of at least 66 2/3% of the voting power of its outstanding shares of voting stock, voting together as a single class.

Regulatory Undertakings

Subject to the terms and conditions of the Merger Agreement, Strive and Asset Entities agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Transactions as soon as practicable (and, in any event, at least five business days prior to the End Date).

However, none of the parties nor any of their respective affiliates are required to take any of the following actions (and, without the prior written consent of Strive after the Original Agreement Date, neither Asset Entities nor any of its subsidiaries may take any of the following actions): (1) hold separate, sell, license, divest or otherwise dispose of any businesses or properties or assets, (2) terminate, amend or assign any existing relationships, ventures or contractual rights or obligations, (3) grant any right or commercial or other accommodation to, or enter into any contractual or other commercial relationship with, any third party, (4) impose limitations with respect to how such person owns, retains, conducts or operates all or any portion of its businesses or assets, (5) oppose, through litigation or similar action, (I) any proceeding that is initiated or threatened to be initiated challenging this Agreement or the consummation of the Transactions (including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed) or (II) any request for, the entry of, and seek to have vacated or terminated, any order that could reasonably be expected to restrain, prevent or materially delay the consummation of the transactions contemplated hereby, (6) amend, waive, terminate or otherwise modify any term or provision of any of the other transaction agreements (or agree to any term or provision in any transaction agreement that conflicts with any term or provision set forth in this Agreement or any other transaction agreement) in a manner that affects the other party or any of its affiliates’ rights or obligations, (7) take or agree to any other action, restraint or condition that would adversely affect the other party or any of its Affiliates, or (8) agree to take any action specified in clauses (1)-(7) (each of clauses (1)-(8), a “Burdensome Condition”); provided that, at Strive’s written request, Asset Entities shall be required to take any of the foregoing actions to the extent such actions are conditioned on the Closing.

Directors’ and Officers’ Indemnification and Insurance

For six years after the Effective Time, New Strive will, or will cause Strive to, (i) indemnify and hold harmless all present and former directors, officers and certain other agents of New Strive and Strive and their respective subsidiaries to the fullest extent permitted by applicable law or provided under Asset Entities’, Strive’s or their respective subsidiaries’, as applicable, organizational documents in effect on the Original Signing Date and in certain circumstances to advance expenses to such persons and (ii) maintain in effect provisions in the organizational documents of Strive and its subsidiaries regarding limitation of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the Original Signing Date.

Prior to the Effective Time, Asset Entities will, or will cause New Strive to, obtain and fully pay the premiums for non-cancellable extensions of the directors’ and officers’ liability coverage of each of New Strive’s and Strive’s existing directors’ and officers’ insurance policies and existing fiduciary liability insurance policies, which will (i) be for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from an insurance carrier with the same or better credit rating as Asset Entities’ or Strive’s, as applicable, current insurance carrier with respect to such existing policies and (iii) have terms, conditions, retentions and limits of liability that are, in the aggregate, no less favorable than the coverage provided under Asset Entities’ and Strive’s, as applicable, existing policies with respect to certain matters that existed or occurred at or prior to the Effective Time; provided that the cost of any such tail policy will not exceed 300% of the aggregate annual premium paid by the applicable party in respect of such existing policies.

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

•        Asset Entities agreeing to take all action necessary to effect the High Vote Stock Conversion and pay the High Vote Waiver Payment;

•        Asset Entities agreeing to change its name to a name designated by Strive prior to the Effective Time;

•        Asset Entities and Merger Sub agreeing to cooperate with Strive in connection with the arrangement and consummation of any debt or equity financing (however implemented, including by way of a merger with any other Person) obtained by Strive or, at Strive’s direction, Asset Entities in connection with the Transactions, including the PIPE Financing (subject to certain customary limitations);

•        Asset Entities agreeing to take all actions necessary to cause Merger Sub to perform its obligations under the Merger Agreement;

•        Asset Entities agreeing to terminate certain transactions with its affiliates prior to the Closing;

•        certain tax matters, including each of the Parties using its reasonable best efforts to cause the Intended Tax Treatment to be satisfied

•        Asset Entities agreeing to deliver to Strive certain specified financial statements of Asset Entities;

•        customary covenants related to confidentiality and publicity relating to the Merger Agreement and the Transactions;

•        the notification of certain matters and the settlement of any litigation in connection with the Merger Agreement or the Transactions; and

•        Asset Entities agreeing to use its reasonable best efforts to enable the listing of New Strive on Nasdaq under a new listing application prior to the Effective Time, and Asset Entities and Strive agreeing to use reasonable best efforts to cause, effective as of the Effective Time, New Strive’s ticker symbol to be a new ticker symbol chosen by Strive.

Certain Tax Matters

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Reorganization Intended Tax Treatment”) and the transfer of the Strive Capital Stock to Asset Entities in exchange for the New Class B Common Stock as a result of the Merger, taken together with any transfers of property to the Company as part of the PIPE Financing, is intended to constitute a transaction described in Section 351 of the Code (the “Section 351 Intended Tax Treatment” and, together with the Reorganization Intended Tax Treatment, the “Intended Tax Treatment”). The obligation of Strive to complete the Merger is conditioned on Strive’s receipt of an opinion from its tax counsel to the effect that the Section 351 Intended Tax Treatment will be satisfied (the “Tax Opinion”).

Under the Merger Agreement, Strive and Asset Entities each agreed to use its reasonable best efforts to cause the Intended Tax Treatment to be satisfied and to enable Strive to obtain the Tax Opinion from its tax counsel, including by using its reasonable best efforts to deliver tax representation letters.

Strive and Asset Entities agreed to cooperate in the preparation, execution and filing of all returns and similar fees that become payable in connection with the Merger (“Transfer Taxes”), with Strive to pay any such Transfer Taxes.

Other Agreements

Under the Merger Agreement, Strive agreed to negotiate and prepare and, as of the Effective Time, enter into (a) the Shareholders Agreement, attached to this proxy statement/prospectus as Annex E, and (b) the Registration Rights Agreement, attached to this proxy statement/prospectus as Annex F. For more information on each of these agreements, please see the section titled “Other Agreements Related to the Transaction”.

Conditions to Completion of the Merger

The obligation of each of Asset Entities, Strive and Merger Sub to complete the Merger is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of the following conditions:

•        the Asset Entities stockholders approve the Organizational Documents Amendments Proposal, the Stock Issuance Proposal and the Financing Securities Issuance Proposal in accordance with the NRS;

•        each of the High Vote Stock Conversion and the Organizational Documents Amendments (including the redesignation of the capital stock of Asset Entities into New Common Stock) have been effectuated, and evidence of the filing, acceptance and effectiveness of the A&R Articles of Incorporation shall have been received from the Nevada Secretary of State;

•        the Strive Stockholder Approval shall have been obtained in accordance with applicable law;

•        the registration statement on Form S-4, of which this proxy statement/prospectus is a part, shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been initiated or threatened by the SEC;

•        no applicable law shall have been adopted or promulgated or be in effect, and no restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by any court of competent jurisdiction or other governmental authority, prohibiting, rendering illegal or permanently enjoining the consummation of the Transactions shall be in effect (or, solely in connection with Strive’s obligation to consummate the Merger, imposes a Burdensome Condition (as defined in the section titled “The Merger Agreement — Regulatory Efforts” in this proxy statement/prospectus)).

In addition, the obligation of Asset Entities and Merger Sub to complete the Merger is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•        the accuracy of Strive’s representation and warranties, subject to certain limitations;

•        each of the covenants and agreements of Strive being complied with in all material respects;

•        the delivery by Strive of a customary certificate signed by an officer of Strive, certifying the matters in the two bullets above; and

•        the absence of a Parent Material Adverse Effect (as defined in the Merger Agreement).

In addition, the obligation of Strive to complete the Merger is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•        the accuracy of Asset Entities and Merger Sub’s representations and warranties, subject to certain limitations;

•        the covenants and agreements of Asset Entities and Merger Sub being complied with in all material respects (except for certain interim operating covenants, which must have been complied with in all respects except for de minimis deviations);

•        the absence of a Company Material Adverse Effect (as defined in the Merger Agreement);

•        the delivery by Asset Entities of a customary certificate signed by an officer of Asset Entities, certifying the matters in the three bullets above;

•        the transactions contemplated by the Pre-Closing Reorganization shall have been consummated;

•        no shares of capital stock of Asset Entities, or any holder thereof, shall be entitled to assert dissenter’s or appraisal rights, pursuant to the NRS or otherwise;

•        the New Class A Common Stock, and such other shares of Asset Entities common stock to be reserved for issuance in connection with the Merger, shall have been approved for listing on Nasdaq, subject to official notice of issuance; and

•        Strive shall have received the Tax Opinion.

Termination

Mutual Termination Rights:

The Merger Agreement may be terminated and the Merger may be abandoned prior to the Effective Time:

•        by mutual written agreement of Asset Entities and Strive;

•        pursuant to the End Date Termination Right;

•        by either Asset Entities or Strive if any applicable law has been adopted or promulgated to be in effect, or any restraining order, injunction or other, decision, opinion or decree issued by any court of competent jurisdiction or governmental authority is in effect prohibiting, rendering illegal or permanently enjoining the consummation of the transactions contemplated by the Merger Agreement, and in the case of a restraining order, injunction or other order, judgement, decision, opinion or decree shall have become final and nonappealable after the date of the Merger Agreement, preventing the consummation of the Transactions and such injunction, order or applicable law has become final and nonappealable, except that the right to so terminate the Merger Agreement will not be available to any party whose breach of any provision of the Merger Agreement has been the primary cause of such applicable law, injunction or other order;

•        pursuant to the Asset Entities No Vote Termination Right; or

•        pursuant to the Strive No Vote Termination Right.

Additional Termination Rights of Asset Entities:

The Merger Agreement may be terminated by Asset Entities pursuant to the:

•        Company Superior Proposal Termination Right;

•        Strive Adverse Recommendation Change Termination Right; or

•        Strive Material Breach Termination Right.

Additional Termination Rights of Strive:

The Merger Agreement may be terminated by Strive pursuant to the:

•        Strive Superior Proposal Termination Right;

•        Company Adverse Recommendation Change Termination Right; or

•        Asset Entities Material Breach Termination Right; or

Termination Fees

Asset Entities has agreed to pay Strive a termination fee of $10,000,000 (the “Termination Fee”) if the Merger Agreement is terminated:

•        by Asset Entities pursuant to the Company Superior Proposal Termination Right;

•        by Strive pursuant to the Company Adverse Recommendation Change Termination Right;

•        prior to receipt of the Asset Entities Stockholder Approval (a) by Strive or Asset Entities pursuant to the End Date Termination Right (and at such time certain mutual closing conditions have been satisfied) or pursuant to the Asset Entities No Vote Termination Right or (b) by Strive pursuant to the Asset Entities Material Breach Termination Right and, in each case, (i) after the date of the Merger Agreement but prior to the date of termination (in the case of a termination pursuant to the End Date Termination Right or the Asset Entities Material Breach Termination Right) or the date of the Asset Entities Stockholders Meeting (in the case of a termination pursuant to the Asset Entities No Vote Termination Right), a Company Acquisition Proposal has been publicly announced or otherwise communicated to the Asset Entities Board after the Original Signing Date and (ii) within 12 months after the date of such termination, Asset Entities enters into a definitive agreement with any third party with respect to any Company Acquisition Proposal or a Company Acquisition Proposal is consummated (provided that solely for purposes of this broader bullet, all references to “25%” in the definition of “Company Acquisition Proposal” will be deemed to be references to “more than 50%”).

Strive has agreed to pay Asset Entities the Termination Fee of $10,000,000 if the Merger Agreement is terminated:

•        by Strive pursuant to the Strive Superior Proposal Termination Right;

•        by Asset Entities pursuant to the Strive Adverse Recommendation Change Termination Right;

•        prior to receipt of the Strive Stockholder Approval (a) by Strive or Asset Entities pursuant to the End Date Termination Right (and at such time certain mutual closing conditions have been satisfied) or pursuant to the Strive No Vote Termination Right or (b) by Asset Entities pursuant to the Strive Material Breach Termination Right and, in each case, (i) after the date of the Merger Agreement but prior to the date of termination (in the case of a termination pursuant to the End Date Termination Right or the Strive Material Breach Termination Right) or the date of the Asset Entities Stockholders Meeting (in the case of a termination pursuant to the Strive No Vote Termination Right), a Strive Alternative Proposal has been publicly announced or otherwise communicated to the Strive Board after the Original Signing Date and (ii) within 12 months after the date of such termination, Strive enters into a definitive agreement with any third party with respect to any Strive Alternative Proposal or a Strive Alternative Proposal is consummated.

In circumstances where the Termination Fee is payable by either Asset Entities or Strive, such party’s right to receive such Termination Fee will be its sole and exclusive remedy under the Merger Agreement in connection with the Merger Agreement or the transactions contemplated thereby, including any breach of the Merger Agreement, except in the case of a willful breach. While each party may pursue both a grant of specific performance in accordance with the Merger Agreement and the payment of the Termination Fee under no circumstance will either party be permitted or entitled to receive both a grant of specific performance that results in the Closing and payment of the Termination Fee. In no event will either party be required to pay the Termination Fee on more than one occasion.

Effect of Termination

If the Merger Agreement is validly terminated, the Merger Agreement will become void and of no effect without liability of any party (or any representative of such party), except under certain provisions of the Merger Agreement that will survive such termination, (including, among others, provisions relating to the payment of termination fees, confidentiality, director and officer indemnification and fees and expenses). However, no such termination will relieve any party of any liability for damages resulting from the “Willful Breach” by any party, such party will be liable for any and all liabilities and damages. For purposes of the Merger Agreement, “Willful Breach” means any breach of the Merger Agreement that is the consequence of an action or omission by any party if such party knew or should have known that the taking of such action or the failure to take such action would be a breach of the Merger Agreement.

OTHER AGREEMENTS RELATED TO THE TRANSACTION

Support Agreement

Concurrently with the execution of the Merger Agreement, on the Signing Date, Strive entered into the Support Agreement with the Voting Stockholders.

The following is a summary of the material terms and conditions of the Support Agreement. This summary may not contain all the information about the Support Agreement that is important to you. This summary is qualified in its entirety by reference to the Support Agreement attached as Annex D to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the Support Agreement in its entirety because it is the legal document that governs the matters discussed in the summary below.

Voting Stockholders

The Voting Stockholders include (i) AEH, the sole holder of Existing Class A Common Stock, which is beneficially owned by certain members of the Asset Entities Board and management of Asset Entities and (ii) Arshia Sarkhani, the CEO of Asset Entities.

Transfer Restrictions Prior to Merger

The Voting Stockholders agreed, that with the exception for (i) transfers to certain affiliates for estate planning or tax purposes or (ii) transfers by will or laws of descent, the Voting Stockholders will not transfer or cause or permit the transfer of each Voting Stockholder’s shares of Existing Common Stock without the prior written consent of Strive.

Agreement to Vote

Until the Effective Time or the termination of the Merger Agreement, the Voting Stockholders agree, that at any meeting of the Asset Entities stockholders, to vote all of such Voting Stockholder’s shares of Existing Common Stock in favor of (i) the Stock Issuance Proposal, (ii) the Organizational Documents Amendments Proposal, (iii) the Merger and the approval and adoption of the Merger Agreement (including any amendment or restatement thereto), (iv) any debt or equity financing (however implemented, including by way of a merger with any other person) obtained by Strive or, at Strive’s direction, Asset Entities in connection with the Transactions, including the PIPE Financing, (v) the approval of the Adjournment Proposal or any similar proposal if there are not sufficient votes for the adoption of the Merger Agreement or any other transactions contemplated thereby and (vi) the approval of any other matter considered and voted upon by the stockholders of Asset Entities as contemplated by the Merger Agreement or as advised by the Asset Entities Board. Additionally, the Voting Stockholders agree to vote against (a) any action or agreement that would reasonably be expected to result in a breach or violation of any covenant, representation or warranty or any other obligation or agreement of Asset Entities contained in the Merger Agreement that would reasonably be expected to result in any conditions to the Closing of the Merger Agreement not being satisfied on a timely basis, (b) any Company Acquisition Proposal (as such term is defined in “The Merger Agreement — No Solicitation by Asset Entities”), or any other proposal made in opposition or competition with or inconsistent with the Stock Issuance, the Merger Agreement, the Merger or transactions contemplated by the Merger Agreement and (c) any other action, agreement or proposal which could reasonably be expected to delay, postpone or adversely affect the consummation of any of the foregoing or any of the other transactions contemplated by the Merger Agreement.

Non-Solicitation and Other Restrictions

Additionally, until the Effective Time or termination of the Merger Agreement, the Voting Stockholders agree that they (i) will not, and will not cause their affiliates and representative to not (a) initiate, solicit, propose, or take any action to knowingly assist, facilitate or encourage (including by furnishing information) the submission of any inquiry or proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal (provided that nothing shall prevent the Voting Stockholders from passively receiving and not encouraging Company Acquisition Proposals), (b) enter into or knowingly participate in any substantive discussions or negotiations with, furnish any material non-public information related to Asset Entities or any of its subsidiaries, or allow access to the business, properties, assets, books or records of Asset Entities or any of its subsidiaries, or otherwise knowingly cooperate with, any third party in connection with any Company Acquisition Proposal, (c) encourage or recommend to any holder of Existing Common Stock to not approve the Merger Agreement or the transactions contemplated thereby or make any public statement approving or recommending a Company Acquisition Proposal, (d) enter into any agreement in principle, letter of intent, memorandum of understanding, acquisition agreement or other contract providing for or relating to a Company Acquisition Proposal or (e) resolve, authorize, propose or agree to do any of the foregoing and (ii) each Voting Stockholder agrees to, and agrees to cause its affiliates and representatives to, cease any solicitations, discussions or negotiations with any other person in connection with a Company Acquisition Proposal.

Further, until the Effective Time or the termination of the Merger Agreement, the Voting Stockholders agree to notify Strive in writing promptly (in any event within 24 hours) (i) of the receipt of any Company Acquisition Proposal or any material or amendment to the material terms thereof, including, to the extent known by the Voting Stockholders, the identity of the person making such Company Acquisition Proposal and the material terms thereof, (ii) of any request for material nonpublic information relating to Asset Entities, or for access to the business, properties, assets, books or records or personnel of Asset Entities, by any third party in connection with any Company Acquisition Proposal and (iii) keep Strive informed on a reasonably current basis of any material changes to the status and material terms of and Company Acquisition Proposal.

Termination

The Support Agreement automatically terminates without any further action by any of the parties thereto, and shall have no further force or effect (except for certain provisions that expressly survive termination) upon the Effective Time or the termination of the Merger Agreement.

Other Terms of the Voting Agreement

The Voting Stockholders further agree, that in connection with the transactions contemplated by the Merger Agreement, the Voting Stockholders agree to irrevocably and unconditionally waive any and all dissenter’s, appraisal rights or any similar rights in connection with the Merger or any of the other Transactions.

Pre-Closing Reorganization

Prior to the Closing, Strive will use reasonable best efforts to sell or otherwise dispose of the Strive Wealth Business to certain officers and employees of such business for nominal value, which is a condition to the Closing of the Merger.

Shareholders Agreement

On the Closing Date, New Strive will enter into a shareholders agreement with certain significant shareholders of New Strive (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, certain significant shareholders of New Strive (the “Shareholder Parties”) will have certain rights so long as they beneficially own at least 10% of the then outstanding shares of New Common Stock.

New Strive will also be required to cooperate with the Shareholder Parties in connection with certain pledges of its shares or grants of security interests in respect thereof, including in connection with margin loans.

The Shareholders Agreement will automatically terminate when the Shareholder Parties cease to beneficially own, directly or indirectly, at least 10% of the then outstanding shares of New Common Stock.

Registration Rights Agreement

On the Closing Date, New Strive will enter into a registration rights agreement with certain significant stockholders (the “Holders”), each of which will be entitled to certain demand and piggyback registration rights. The Holders will hold an aggregate of            shares of New Common Stock, or approximately            % of the voting power of New Common Stock outstanding upon the consummation of the Transactions. The registration rights described below will expire on the date on which the securities subject to the registration rights agreement (i) are sold pursuant to an effective registration statement, (ii) are sold pursuant to Rule 144 under the Securities Act, or (iii) are eligible to be resold without regard to the volume or public information requirements of Rule 144. The registration rights are subject to certain delay, suspension and cutback provisions.

The registration rights agreement will include customary indemnification and contribution provisions. All fees, costs and expenses related to registrations generally will be borne by New Strive, other than underwriting discounts and commissions attributable to the sale of registrable securities.

Shelf Registration Statement.    New Strive will be required to file a shelf registration statement on Form S-3 that covers the Holders’ registrable securities within 30 days after the Closing Date. To the extent New Strive is a well-known seasoned issuer, the Holders making a demand registration may also request that New Strive file an automatic shelf registration statement on Form S-3 that covers the registrable securities requested to be registered.

Demand Registration Rights for Shelf Takedowns.    The registration rights agreement will grant the Holders certain rights to demand takedowns from a shelf registration statement. Any underwritten takedown demand would be required to include at least 5.0% of the New Common Stock as of the Closing Date with an anticipated aggregate offering price of at least $50.0 million. Depending on certain conditions, New Strive may defer a demand registration for up to 90 days in any twelve-month period.

Piggyback Registration Rights.    In the event that New Strive proposes to register any of its securities under the Securities Act, either for New Strive’s account or for the account of New Strive’s other security holders, the Holders will be entitled to certain piggyback registration rights allowing each to include its shares in the registration, subject to certain marketing and other limitations. As a result, whenever New Strive proposes to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration.

Underwriter Lock-ups.    Notwithstanding the registration rights described above, if there is an underwritten demand offering of New Common Stock, directors and executive officers and the stockholders that are parties to the registration rights agreement will agree to deliver lock-up agreements to the underwriters of such offering to restrict transfers of their New Strive. The restrictions will apply for up to 90 days in connection with an underwritten offering demanded pursuant to the registration rights agreement.

Expenses; Indemnification.    The registration rights agreement will provide that New Strive must pay all registration expenses (other than the underwriting discounts and commissions) in connection with effecting any demand registration or shelf registration. The registration rights agreement will contain customary indemnification and contribution provisions.

PIPE Financing

On May 26, 2025, Strive and Asset Entities entered into Subscription Agreements with each of the PIPE Investors, pursuant to which the parties have agreed to conduct the PIPE Financing in connection with the Transactions, on the terms and subject to the conditions set forth in such Subscription Agreements and the Merger Agreement. The PIPE Financing is expected to close substantially concurrently with the Transactions, subject to the satisfaction of conditions precedent to Asset Entities and Strive’s obligations to consummate the Transactions being satisfied or waived and the Transactions being consummated, Asset Entities obtaining shareholder approval for Financing Securities Issuance Proposal as required by the applicable rules of Nasdaq, as well as the satisfaction of certain customary closing conditions.

INFORMATION ABOUT ASSET ENTITIES

Unless the context otherwise requires, references in this section to the “Company,” “Asset Entities,” “we,” “us,” “our,” or the “Company” refer to Asset Entities.

Overview

Asset Entities is a technology company providing social media marketing and content delivery services across Discord, TikTok, and other social media platforms. We also design, develop and manage servers for communities on Discord. Based on the growth of our Discord servers and social media following, we have developed three categories of services: (1) our Discord investment education and entertainment services, (2) social media and marketing services, and (3) our “AE.360.DDM” brand services. We also offer Ternary v2, a cloud-based subscription management and payment processing solution for Discord communities, which includes a suite of customer relations management tools and Stripe-verified payment processing. All of our services are based on our effective use of Discord as well as other social media including TikTok, X, Instagram, and YouTube.

Our Background

In 2020, Mr. Arshia Sarkhani, our Chief Executive Officer and President, and Mr. Kyle Fairbanks, our Executive Vice-Chairman and Chief Marketing Officer, had been actively investing and developing social influencer followings on their own when they had a vision: Bring Wall Street trading education and entertainment to the Generation Z masses through social media through the community-based platform known as Discord. Mr. Sarkhani and Mr. Fairbanks sensed that social media could empower retail investors, as later demonstrated in the extreme by recent developments such as the GameStop meme stock phenomenon. Based on their vision and personal investing experience, Mr. Sarkhani and Mr. Fairbanks founded our company with fellow investors and social influencers Jackson Fairbanks, our Director of Socials, and Arman Sarkhani, our Chief Operating Officer. Our company initially focused on providing social media and marketing campaigns and consulting services for clients.

By October 2020, we had determined that the social media platform Discord, which focuses on users’ shared interests and features premium content instead of advertisements, would be the most effective forum for our vision. We formed a stock investing education and entertainment Discord server, with the server name “STOCKS”. Subsequently, in 2021, we formed similar servers focusing on cryptocurrencies and nonfungible tokens, or NFTs, with the server names “CRYPTOS” and “NFTS”, respectively. We also launched a real estate Discord server in May 2022, with the server name “REALTY”, to provide similar content on various aspects of residential and commercial real estate investing. We believe it is significant, and shows the pioneering vision of our founders, that we were able to obtain the Discord domain names of “STOCKS”, “CRYPTOS”, “NFTS”, and “REALTY” for their four main Discord communities. We believe that each of these servers is one of the first of its kind on Discord.

As of December 31, 2024, we had launched or acquired a total of ten Discord servers, and our Discord servers had approximately 206,899 members combined. We plan to launch or acquire servers with other popular investment themes in the future. Through the consistent release of relevant content, cross-marketing, strategic subscription pricing, and strategic acquisitions, we anticipate that our various Discord communities will continue to grow.

Our record of growth on Discord has also depended and will continue to depend on a massive social media following. Since deciding to form our Discord communities, our social influencers’ effective use of TikTok and other social media has fueled their growth. Since August 2020, as a result of social media campaigns helping to promote our Discord servers in the financial education and entertainment space, our social media presence has grown from fewer than 50,000 members and followers, to over 2 million by December 31, 2024. Our social media reach across all platforms has accumulated well over 1 billion interactions.

Our Current Business

Our Discord investment education and entertainment service is designed primarily by and for enthusiastic Generation Z, or Gen Z, retail investors, creators and influencers. Gen Z is commonly considered to be people born between 1997 and 2012. Our investment education and entertainment service focuses on stock, real estate, cryptocurrency, and NFT community learning programs designed for the next generation. While we believe that Gen Z will continue to be our primary market, our expanded Discord server offering also features education and entertainment content covering real estate investments, which is expected to appeal strongly to older generations as well.

We initially developed our Discord community and other social media following for our company through the talents, insights and efforts of our executive social influencers, Messrs. Arshia and Arman Sarkhani and Messrs. Kyle and Jackson Fairbanks. Our executive team has also offered social media and marketing campaign services to business clients. To the end of further capitalizing on our management’s social influencer backgrounds, we developed our “SiN” or “Social Influencer Network,” our team of social influencer independent contractors. Our SiN social influencer independent contractors can perform social media and marketing campaign services to expand our clients’ Discord server bases and drive traffic to their businesses, as well as increase membership in our own servers.

In forming community groups on Discord, we have designed and developed 25 Asset Entities server communities and manage a combined server user membership of approximately 204,588 as of March 31, 2025. As a result, we have developed a high level of expertise in designing, developing, and managing Discord servers. Having developed multiple Discord servers in a variety of fields, we have positioned ourselves as experts in the Discord space. Further capitalizing on this experience, since January 2022, we have formally offered our “AE.360.DDM, Design Develop Manage” service, or “AE.360.DDM”. AE.360.DDM is a suite of services to individuals and companies seeking to create a server on Discord. We believe we are the first company to provide “Design, Develop and Manage,” or DDM, services for any individual, company, or organization that wishes to join Discord and create their own community. We liken this service to that provided by companies like Register.com and Godaddy.com during the dot.com era in the 1990s for companies looking to register their domain names, develop webpages and websites, and manage and host those websites. With our AE.360.DDM rollout, we believe we are uniquely positioned to offer DDM services in the growing market for Discord servers.

In addition, through Ternary v2, our subscription management and payment processing solution for Discord communities, subscribers can monetize and manage their Discord users. Ternary v2 simplifies the process for our subscribers to: (i) sell memberships to their Discord servers on their websites and collect payments through Stripe with daily payouts; (ii) add digital products and services and designate purchase options to their Discord servers; (iii) customize their user Discord permissions and roles and other Discord settings; and (iv) utilize our Discord bot to automatically apply their Discord user settings to authenticate new users, apply customizable permission sets to users, and remove users when their subscriptions expire. As a Stripe-verified partner through Ternary v2, we can also assist subscribers with integrating other platforms into their Discord servers with open application programming interfaces, further extending our platform’s capabilities.

Fiscal Year 2024 Highlights

During 2024, we took the following initiatives to expand our business:

•        In March 2024, we launched our official YouTube channel, “The Lounge,” which features podcast interviews with celebrities, sports figures, business professionals, and more, and where interviews will focus on each guest’s journey through life. Previous guests have included Michael “the Playmaker” Irvin, former NFL superstar Hall of Fame wide receiver and three-time Superbowl Champion; Jeff Blue, the Company’s Head of Entertainment and a multi-platinum music producer; and Ray Crockett, a winner of two Super Bowl rings.

•        In March 2024, we entered into an agreement with Zendrop, an industry leader in dropshipping and ecommerce. We will provide its services and solutions to Zendrop through Ternary v2, our SaaS platform for payment processing and Stripe Verified Partner for Discord communities. These services will include a suite of customer relationship management (CRM) solutions, Discord customer analytics, and payment processing.

•        In May 2024, we completed the first closing of our financing transaction involving the sale of shares of the Company’s newly designated Series A Preferred Stock, for gross proceeds of $1.5 million, from an institutional investor.

•        In April 2024, we filed the Shelf Registration Statement with the “SEC, which was declared effective by the SEC on April 26, 2024. Pursuant to the Shelf Registration Statement, we may offer to the public from time to time, in one or more offerings, shares of Existing Class B Common Stock, preferred stock, debt securities, warrants, subscription rights, and units in up to a total aggregate offering amount of $100,000,000, subject to the requirement that in no event may we sell shares having a value exceeding more than one-third of our public float in any 12-month period under the Shelf Registration Statement so long as our public float remains below $75,000,000. The securities will be offered at prices and on terms to be determined at the time of any such offering. The specifics of any offerings, along with the use of proceeds of any such securities, will be described in detail in a prospectus supplement at the time of any such offering.

•        In June 2024, we acquired the assets of TommyBoyTV, LLC (“TommyBoyTV”), a company engaged in the business of Discord development, social media, online community management, marketing, and analytics, expanding the Company’s share of the Discord community market.

•        In July 2024, we completed the second closing of our financing transaction involving the sale of shares of the Company’s newly designated Series A Preferred Stock, for gross proceeds of $1.5 million, from an institutional investor, for a total of $3.0 million from sales of the Series A Preferred Stock to the investor.

•        In September 2024, we commenced an “at the market offering” (as defined in Rule 415(a)(4) under the Securities Act) of up to $1,791,704 of shares of Existing Class B Common Stock, which, as of March 31, 2025, has been increased to $5,489,399 of shares of Class B Common Stock in November 2024 (the “ATM Financing”). Sales from the offering will be made from time to time solely through or to A.G.P./Alliance Global Partners, as Sales Agent. These sales, if any, will be made pursuant to the terms of the ATM Sales Agreement. Since the commencement of the ATM Financing, a total of 5,417,700 shares has been sold, for net proceeds to the Company of $4,830,648, after paying $329,362 in compensation to the Sales Agent and the same amount to Boustead under the Boustead ATM Waiver with respect to such sales.

•        In October-November 2024, we were selected to design, develop, and manage the Discord servers for Maxx Talent Awards, a premier platform for showcasing the talents of aspiring actors, models, and singers; social media influencer, American fitness model, training specialist, actor, and entrepreneur, Scott Mathison; Grammy Award-winning R&B and soul singer, songwriter, producer and actress Macy Gray; and dog behavioralist Jas Leverette, star of the Netflix show Canine Intervention.

•        In November 2024, we acquired the assets of the TikTok Shop space known as the TikTok Money Machine, which included its Discord community. The Discord community teaches content creators how to sell products on TikTok Shop via the use of product content videos. It also connects major consumer product brands with these content creators, offering the latter the opportunity to earn sales commissions, via their TikTok accounts, on each product sale completed. We also secured consulting agreements with TikTokers and lead creators of the Discord, who have an aggregate of approximately 280,000 followers on Instagram and 4,700,000 followers on TikTok.

•        In November 2024, we signed an agreement with our Head of Entertainment, Jeff Blue, to acquire a 50% ownership interest in all film, TV, streaming and media rights to Blue’s story, One Step Closer: From Xero to #1: Becoming Linkin Park. Under the agreement, we also engaged with Mr. Blue to write the screenplay. Published by Simon & Schuster/Posthill Press in 2020, One Step Closer: From Xero to #1: Becoming Linkin Park has been translated into seven different languages.

•        In December 2024, we were approved as a TikTok Shop Partner. We plan to work with TikTok to connect brands with creators and help them collaborate further in the affiliate marketing space.

Industry Overview

The social influencer and online media presence on various platforms are expanding and evolving. More than any previous generation, Generation Z is immersed in social media platforms like TikTok, X, and Meta Platforms’ Facebook and Instagram. This trend has generated opportunities for young adults to become social influencers and to gain financial success. Many kids now want to be “tiktokers”, “instagrammers”, and social media influencers. In addition to these platforms, the Reddit-based campaigns behind the GameStop, AMC and Koss meme stock phenomena of 2021 demonstrated the power of social media to generate and destroy financial wealth relatively quickly. We believe that these developments are together giving way to a new type of social media community. Social media was once occupied by influencers who were showing off their latest snacks, clothes, makeup brands, and other products and services, but now, a new breed of influencers focus on other subjects that are gaining mass interest, especially with Generation Z, including personal finance and investing.

As Bloomberg has reported (“Influencers Are Luring Investors Flummoxed by Meme Stonks and Options,” June 18, 2021), in the U.S., there is relatively little formal personal-finance education. Only 26 states require — or are in the process of mandating — a standalone high school course on the topic (Ramsey Solutions, “Which States Require Financial Literacy for High School Students,” August 19, 2024). For most students, learning about money means learning about topics like budgeting, understanding compound interest or opening a savings account. While this information might be useful, there are many more complex and risky financial opportunities available to young, inexperienced investors who are digital natives, i.e., most of Generation Z. $1 can be used to open financial accounts and buy fractions of shares or portions of cryptocurrencies through companies like Robinhood, Cash App and others. With modestly more in their investment accounts, people can get access to higher-risk strategies such as margin or option trading. Meanwhile, there is new jargon to decipher every day if investors want to understand chatter about the markets. While banks and mutual fund companies offer advisory services to their members, they tend to reserve advisory services for higher-net-worth individuals, and generally do not make their advice particularly entertaining or accessible to Generation Z consumers.

With the rise of free, fast trading online and by phone, demand has surged for information about investing and markets, creating opportunities for a new generation of financial influencers who are rushing to fill the gap in traditional education. With a massive, younger, financially uneducated market desperate to learn about the financial markets, a deluge of new companies and their influencer leaders are fighting to be the first place individuals turn to chat about stocks, budgets or finances.

More broadly, this trend towards relying on social media and influencers means that skilled social media marketers and influencers can parlay their brands into multiple streams of revenue including subscription-only content, promotional campaign contracts for business clients, and related consulting services. As argued by a guest contributor’s article on Nasdaq.com (“How Gen Z Influencers Can Transform the Nature of Investing,” June 2, 2021), Generation Z is asserting more influence over the social media influencer market, which has already surpassed $13 billion in market size worldwide according to a research report published by Statista (“Influencer Marketing Worldwide — Statistics & Facts,” September 27, 2021), and shows no signs of abating. Internet users look to niche influencers they trust as their go-to source for new information and product recommendations. With such authority over the way consumers spend their money on commercial goods, Gen Z influencers are bound to sway their followers’ interests in the area of financial education.

Gen Z’s social media habits are distinctive from other generations. Their most-used social media platforms are Instagram, Snapchat, and TikTok, according to a 2021 Pew Research survey. TikTok’s quick ascension to Gen Z dominance at comparable levels to other well-established online titans has captivated potential investors, e-marketers, and others looking to profit from this bustling and youthful platform.

Given the growth of the influencer industry across social media like Instagram and TikTok, the rapid influx of young retail investors into the stock and cryptocurrency markets, and recent phenomena like meme stocks, we believe the stage is set for Gen Z to seek dedicated online community-based investment education and entertainment services.

At the same time, a relatively new social media app, Discord, has emerged and demonstrated unique appeal to younger people. As reported by The New York Times (“How Discord, born from an obscure game, became a social hub for young people,” December 29, 2021), driven in part by the COVID-19 pandemic, Discord “has exploded into the mainstream.” While parents working from home flocked to Zoom, many of their children were downloading the Discord app to socialize with other young people through text and audio and video calls in groups known as servers. As of March 2025, the platform has more than 259 million active users each month — up from 56 million in 2019. It has expanded from gamers to many other groups including music aficionados, students, art communities, and cryptocurrency enthusiasts. According to Bloomberg, on September 15, 2021, Discord’s valuation doubled from $7 billion in 2020 to about $15 billion based on a $500 million capital raise.

Discord is split into servers — essentially chat rooms similar to the workplace tool Slack — which facilitate casual, free-flowing conversations about shared interests such as gaming, music, art, school, and memes. Some servers are large and open to the public; others are private and invitation-only. Another feature that significantly differentiates Discord from the established social media platforms like Facebook is that the service does not have advertisements. It makes money through premium subscriptions that give users access to features like custom emoji for $5 or $10 per month. Discord also began experimenting in December 2021 with allowing some users to charge for access to their server, up to $100 a month, of which Discord takes 10%.

Based on the above, social influencers can generate revenues from Discord user subscriptions by drawing users in with their investment education and entertainment content. Expert influencers on Discord and other social media can simultaneously use their social media expertise and brands to generate social media marketing campaigns for business clients looking to attract more Generation Z consumers. Services, such as “AE.360.DDM, Design Develop Manage”, covering all aspects of the design and implementation of the Discord servers themselves can attract subscribers and, therefore, create a new source of revenue. We believe that we are a leading provider of all of these services, and that demand for all of our services will continue to grow.

Our Services

We offer three types of services that utilize Discord and other social media to younger generations and other social media users.

Discord Communities.    Our investment education and entertainment service aims to serve as an education and entertainment platform for investments in a way that is accessible to Generation Z and other social media users. As one of the largest community-based education and entertainment platforms on Discord, with ten separate servers with a combined user membership of approximately 204,588 as of March 31, 2025, we provide financial literacy education and entertainment on trading and investment. Our largest Discord server, “STOCKS”, focuses on stock investing education and entertainment, and we have smaller but growing real estate and cryptocurrency education and entertainment Discord servers. One of the unique aspects of Discord is that the base access to certain materials is free to all users. Our Discord server subscription fees currently range from $4.99 to $59.99, with a top tier that includes access to the OptionsSwing software platform of $120.00.

For monthly fees, paying subscribers to our Discord servers can get access to live trading diaries, premium prerecorded investing and trading education video content, and paying subscriber-only private group discussion channels relating to the general investment and trading education content on the Company’s Discord servers. All members may watch nonpremium video education content, watch live day trading sessions during market hours, and participate in live chat sessions with other members. We upload and manage all content on our Discord servers. There are no formal requirements for our investment education and entertainment materials; however, we are selective with the content that we post on our servers.

We comply with Discord’s terms of service, including minimum age requirements. Discord requires all users to be at least 13 years old, and we require users to be at least 18 years old in order to participate in community discussions. Discord is in the process of creating a gateway to require age verification. In addition, we maintain a set of community behavior rules for its servers which include bans on hate speech, harassment, spam, illegal activities, and false information. All members must confirm that they have read and accept these rules in order to enter our Discord servers. Our Discord moderators enforce these rules.

Social Media and Marketing.    We offer white-label marketing, content creation, content management, TikTok promotions, and TikTok consulting to clients in any industry or market. Fees under our social media and marketing agreements are expected to range from $2,000 for small, short projects to $50,000 for more intricate and labor-intensive campaigns. Pricing depends on the amount of social media posts, length of the campaign, and product placement.

Through social media, we have conducted marketing and other social media campaigns on behalf of clients in investing, gaming, recreation, cryptocurrency assets, NFTs, and other areas through our team of social media influencers, which we call our “Social Influencer Network,” or “SiN”.

We utilize our “SiN” or “Social Influencer Network,” our social influencer independent contractors, in part to increase social media reach for our clients’ Discord servers or to drive traffic to their businesses. Both we and our clients generally have the right to preapprove and remove the influencer’s posts at our and our clients’ discretion. They are generally paid on a commission-only basis. Typical payment terms are a dollar amount for a certain number of new member signups, or in some cases a percentage, subject to a dollar cap, on the server’s subscription net revenue. We or our clients may also commission the influencer to provide premium video education series with revenue-sharing provisions for any related subscription fees. Depending on the particular contract, we, our client, or both may own the content produced by our SiN influencers. Depending on each contract, we may require weekly meetings with the influencer. Our SiN contractors’ work for clients are terminable by either us or our clients on 30 days’ notice, and are subject to customary confidentiality, nondisclosure, and noncompete provisions.

Under our social media and marketing agreements, we typically agree to produce a certain minimum number of posts, streams, or other social media and marketing content, at a minimum required frequency for the agreed-upon period. We may agree to promote the products or services of the client by mentioning the client or its products or services a certain number of times per post or stream, using products or service in our content in a designated manner, or not using, mentioning or promoting competing products or services. Clients must generally preapprove our promotion-containing content, subject to their reasonable discretion. Clients typically own any data generated by promotional posts or streams; however, we retain the right to use the content created. Our social media and marketing agreements are subject to customary confidentiality, non-disparagement, indemnification and other standard terms and social media policy compliance requirements. Other than as otherwise noted above, our influencers are not exclusive to any social media and marketing client.

AE.360.DDM, Design Develop Manage.    AE.360.DDM is a suite of services to individuals and companies seeking to create their own server on Discord. We believe that we are the first company to provide a full range of Discord DDM services for any individual, company, or organization that wishes to join Discord. Since November 2021, we have worked with various communities on how to better manage their presence on Discord and have designed servers for businesses and celebrities. We tailor our fees to the services requested and can range from set prices of $497 to $5,000 for each Discord server design project. However, our fees may be higher based on the expected complexity, size, and management responsibilities for the server. They may also be based on a percentage split of subscription revenues.

On Discord servers managed by our company on behalf of clients, clients generally provide and own their servers’ content and control all rights to their servers, while we provide management or other contracted services. If we are managing the Discord server under the AE.360.DDM service, we may upload content for the server owner. The server owner may always upload content. Other server users may also upload content, but the server owner’s moderators may remove it.

AE.360.DDM is a proprietary service that is summarized below. The list of services below is not inclusive of our full suite of the AE.360.DDM services and processes by which we design, develop and manage Discord servers on behalf of clients.

Our AE.360.DDM service includes any or all of the following:

•        “360.DD Level 1, 2 or 3” Design and Development service: We design and establish the client’s Discord server under one of the following three “levels” of service:

•        Level 1 includes a simple setup of the client’s server with base, or general-purpose, channels and basic bots. Discord channels are topic-based chatrooms. Discord bots are user-like computer-simulated members of the server that can automate various actions. Bots use Discord’s public application programming interface, or API, to perform actions like send messages, modify roles, or automate moderation.

•        Level 2 includes both Level 1 services and more advanced server features.

•        Level 3 includes Level 1 and Level 2 services, and adds the following key features:

•        Enhancements taking advantage of premium Discord features.

•        Setup of a number of private channels. A private channel on Discord only allows selected members to join it or limits what users may view and post without special permissions. Discord server members who are not added to the channel will not be able to see it on the server’s sidebar. Private chat channels may be used to offer premium content to users.

•        Third-party integrations, which may be used to integrate the use of complimentary apps into the Discord server such as other social media platforms, productivity or data-management apps, and others.

•        Special-purpose community bot and chat features.

•        External links to websites that a client wishes to promote may also be included.

•        “360.M” Management service: We will act as the lead moderator and community manager of the client’s Discord server. Features may include the following:

•        Moderating and interacting in daily chats;

•        Answering support tickets;

•        Acting as a moderator and team leader; team leaders usually have the ability to create channels, create and delete roles, and perform other administrative functions;

•        Provide informative, fun, and interactive announcements;

•        Make suggestions on how to improve the Discord community based on performance over time;

•        Add all necessary bots for security, gaming, fun and so on.

•        Managing the Discord server through moderation and maintenance through a proprietary process.

•        ChatGPT AI bot as an AE.360.DDM Discord server customer service feature.

Since February 2024, we also offer Ternary V2, the next generation of Ternary’s Stripe-verified payment processing platform for Discord communities. Ternary V2 provides additional CRM tools, allowing community owners the ability to scale, manage, and transact payments all in a single platform.

Our Market Opportunity and Customers

We market our services primarily to “Generation Z” users and businesses seeking to market their services to these users. As the first generation to have grown up with access to the Internet and portable digital technology from a young age, members of Generation Z have been dubbed “digital natives”. Around the world, it has been reported that members of Generation Z are spending more time on electronic devices and less time reading books than before, with implications for their attention span and vocabulary, as well as their future in the modern economy. As discussed above, Gen Z users are often bereft of the financial literacy needed to invest, in spite of growing demand for financial services especially in an era of meme stocks and stock trading apps like Webull, Robinhood, and E*Trade. With our emphasis on video, chat, and other social media education, entertainment and marketing, and deep knowledge of Discord server design and trending investment topics, we have positioned ourselves to attract younger investors and businesses seeking to market to them.

We also target millennials, Generation X, and older generations.

Sales, Marketing and Customer Acquisition

We will continue to seek customers by producing content for our Discord servers and other social media accounts and using our Social Influencer Network to increase our Discord members and to provide marketing services. To that end, we frequently engage in social media campaigns for our Discord servers by posting free videos, tweets, and other social media content on Discord, TikTok, X, Instagram, and YouTube. We use search engine optimization, or SEO, to gain further reach in acquiring paying subscribers and other members to our Discord servers and potential customers of our other services. We expect that we will increase sales and revenues from increased Discord members and customers of our paid services from the expansion of our AE.360.DDM service and expansion of our Discord servers.

One of the ways we can increase our Discord users and customer base is to utilize our “SiN” or “Social Influencer Network,” our social influencer independent contractors. Each of our SiN social influencer independent contractors can perform social media outreach to expand our Discord server bases and increase membership in our Discord servers. When we use our social influencers to increase our user base, we have the right to preapprove and remove the influencer’s posts at our discretion. They are generally paid on a commission-only basis. Typical payment terms are a dollar amount for a certain number of new member signups or subscription net revenue. We may also commission them to provide premium video education series with revenue-sharing provisions for any related subscription fees. We generally own all content produced by our SiN influencers. Depending on each contract, we may require weekly meetings with the influencer. Our SiN contracts are terminable on 30 days’ notice and have customary confidentiality, nondisclosure, and noncompete provisions.

As discussed above, we likewise offer the services of our SiN independent contractors to current and potential social media and marketing customers. We are also working to expand our user base by contracting with trained social media analysts in order to develop larger and more long-term campaigns to promote our business. We expect that these offerings may accelerate growth in client contracts for our social media and marketing customer services.

Our AE.360.DDM service is expected to grow through multiple avenues including the use of SEO with Facebook and Google Ads, as well as our targeted outreach to venture capitalists, social media influencers, digital technology brands, and other businesses. We also expect that revenues from this service will increase organically by showing our expertise in Discord design, development and management through our own growing Discord communities.

During 2023 and the first quarter of 2024, we initiated an online marketing campaign and expanded use of SEO, Facebook Ads, Google Ads and Google Analytics to accelerate customer acquisition for our AE.360.DDM service; launched a new AE.360.DDM website; engaged music producer Jeff Blue as Head of Entertainment to lead the development of the AE.360.DDM Music and Entertainment A&R service; hired a Senior Project Manager for all Discord servers under the AE.360.DDM suite of services; introduced a ChatGPT AI bot as an AE.360.DDM Discord server customer service feature; engaged professional golfers Bryson DeChambeau and Scott Verplank to promote the AE.360.DDM service; and engaged Michael Irvin, American sports commentator and former professional football player, to provide marketing services for the AE.360.DDM service; launched an official YouTube channel, “The Lounge,” which has featured podcast interviews with celebrities, sports figures, business professionals, and more, and where interviews will focus on each guest’s journey through life; expanded the AE.360.DDM service with Ternary V2, the next generation of the Ternary Stripe-verified payment processing platform for Discord communities; introduced a ChatGPT AI bot as an AE.360.DDM Discord server customer service feature; and entered into an agreement with Zendrop, an industry leader in dropshipping and ecommerce, to provide CRM, Discord customer analytics, payment processing, and related services.

In June 2024, we acquired the assets of TommyBoyTV, a company engaged in the business of Discord development, social media, online community management, marketing, and analytics, expanding the Company’s share of the Discord community market.

In October-November 2024, we were selected to design, develop, and manage the Discord servers for Maxx Talent Awards, a premier platform for showcasing the talents of aspiring actors, models, and singers; social media influencer, American fitness model, training specialist, actor, and entrepreneur, Scott Mathison; Grammy Award-winning R&B and soul singer, songwriter, producer and actress Macy Gray; and dog behavioralist Jas Leverette, star of the Netflix show Canine Intervention.

In November 2024, we acquired the assets of the TikTok Shop space known as the TikTok Money Machine, which included its Discord community. The Discord community teaches content creators how to sell products on TikTok Shop via the use of product content videos. It also connects major consumer product brands with these content creators, offering the latter the opportunity to earn sales commissions, via their TikTok accounts, on each product sale completed. We also secured consulting agreements with TikTokers and lead creators of the Discord, who have an aggregate of approximately 280,000 followers on Instagram and 4,700,000 followers on TikTok.

In November 2024, we signed an agreement with our Head of Entertainment, Jeff Blue, to acquire a 50% ownership interest in all film, TV, streaming and media rights to Blue’s story, One Step Closer: From Xero to #1: Becoming Linkin Park. Under the agreement, we also engaged with Mr. Blue to write the screenplay. Published by Simon & Schuster/Posthill Press in 2020, One Step Closer: From Xero to #1: Becoming Linkin Park has been translated into seven different languages.

In December 2024, we were approved as a TikTok Shop Partner. We plan to work with TikTok to connect brands with creators and help them collaborate further in the affiliate marketing space.

Competition

While we do not have any competitors that compete with us across our business in its entirety, we face competition in certain aspects of our business. Our products and services face competition from different businesses depending on the offering.

The education components of our investment education and entertainment services have the following primary competitors:

•        Xtrades Discord Server — Stocks and options trading communities with real traders providing analysis; their advertised monthly fee is $38. Their Discord server had approximately 110,000 members as of March 2025.

•        WallStreetBets Discord Server and Subreddit — These are generally free services where anyone can offer advice on high-risk investing in stocks, options, and futures trading. Their Discord server has approximately 484,305 members and their subreddit had approximately 18 million registered users as of March 2025.

•        Eagle Investors — An online investment education service provided by investment advisory firm Eagle Investments LLC. They manage a Discord server which includes a free investor community, a number of channels on diverse topics, and free webinars. They also offer premium-only content for $67 to $140 per month for different levels of access to trading alerts on their Discord server. They also offer paid stocks and options training courses for $400 per course not including discounts, and private one-on-one sessions ranging from one to eight hours with expert traders at varying prices. Their Discord server had approximately 156,000 members as of March 2025.

Our social media marketing and advertising competitors primarily include social media influencers who are the owners of alternative Discord servers and social media education and entertainment services, which may detract from our current and potential paying subscriber base and customers of our other services. These competitors include:

•        @Fourtoeight — A social influencer who is the owner of the Discord server Wiseguyinvesting. Wiseguyinvesting offers several payment plans for investment education resources and other features. Its community size is similar to ours. Its plans range from $25 per week to $800 per year as of March 2025.

•        @moneylinemark — A social influencer who owns the “StockVIP” Discord server with approximately 254,000 members as of March 2025. Their revenue model relies 100% on Discord memberships. We are not aware of any competitors for our AE.360.DDM suite of services.

We believe that we have other competitive strengths, some of which are discussed below, that position us favorably in each aspect of our business. However, the technology industry is evolving rapidly and is increasingly competitive. A variety of business models are being pursued or may be considered for the provision of digital learning tools, some of which may be more profitable or successful than our business model.

Our Strengths

We believe that we have competitive strengths, some of which are discussed below, that position us favorably in each aspect of our business. We believe our key competitive strengths include the following:

•        Superior Social Influencer Team.    We believe that our greatest competitive strength is our people. Our blend of young, dynamic, entrepreneurial executive social influencers are part of Generation Z and understand their needs and interests. Moreover, our executive team includes professionals with two or more decades of accounting, legal, technology, sales, and management experience including our Executive Chairman, who has practiced law for over 25 years; our Chief Financial Officer, a Certified Public Accountant, or CPA, with over ten years of experience in finance and accounting; and our Chief Technology Officer, a former Salesforce Inc. Senior Solution Engineer. We believe that we have a unique combination of knowledge, global experience and business acumen to sustain long-term growth.

•        First-Mover Advantage.    We believe that our AE.360.DDM service is a first-of-its-kind business developed by our company to design, develop, and manage Discord servers for customers wanting to create their own Discord communities for their business. With our superior understanding of the Discord platform, we can provide the technology and speed to market which customers require to set up successful Discord servers.

•        Best-in-Class Investment Education, Entertainment and Technology.    Our insights into compelling investment education and entertainment methods and subjects for Gen Z and other types of interested customers; experience creating communities for Gen Z and social media consumers; and our social influencer network, or “SiN”, and related content publishing network, are some of the hallmarks of our business.

•        Service Synergy.    Each of our operating business categories has the ability to be a standalone business, but all are housed within our single Asset Entities enterprise. With each deployment of additional services, we have historically experienced organic growth in our other businesses.

Our Growth Strategies

The key elements of our strategy to expand our business include the following:

•        Expand Our Social Influencer Network.    Our growth has been grounded on our team of social influencers. In order to generate even greater momentum for the growth of our services, we will seek to expand our “SiN” social influencer network. We plan to continue to bring top current and former athletes, celebrities, and rising and high-profile social influencers into our SiN network to promote our established and newer Discord servers. We have also begun utilizing our SiN network to accelerate the growth of our social media and marketing service.

•        Leverage Discord Server Community Outreach.    We will continue to seek accelerated growth in Discord server paying subscriber revenues from strategic pricing of varying levels of access to our Discord communities. Moreover, we will leverage our Discord servers to help increase our social media reach and cross-market to our other services.

•        Expand the AE.360.DDM Service.    During 2023 and through March 2024, we initiated an online marketing campaign and expanded use of SEO, Facebook Ads, Google Ads and Google Analytics to accelerate customer acquisition for our AE.360.DDM service; launched a new AE.360.DDM website; engaged music producer Jeff Blue as Head of Entertainment to lead the development of the AE.360.DDM Music and Entertainment A&R service; hired a Senior Project Manager for all Discord servers under the AE.360.DDM suite of services; introduced a ChatGPT AI bot as an AE.360.DDM Discord server customer service feature; engaged professional golfers Bryson DeChambeau and Scott Verplank to promote the AE.360.DDM service; and engaged Michael Irvin, American sports commentator and former professional football player, to provide marketing services for the AE.360.DDM service; launched an official YouTube channel, “The Lounge,” which will feature podcast interviews with celebrities, sports figures, business professionals, and more, and where interviews will focus on each guest’s journey through life; expanded the AE.360.DDM service with Ternary V2, the next generation of the Ternary Stripe-verified payment processing platform for Discord communities; introduced a ChatGPT AI bot as an AE.360.DDM Discord server customer service feature; and entered into an agreement with Zendrop, an industry leader in dropshipping and ecommerce, to provide CRM, Discord customer analytics, payment processing, and related services. In June 2024, we acquired the assets of TommyBoyTV, a company engaged in the business of Discord development, social media, online community management, marketing, and analytics, expanding the Company’s share of the Discord community market. In October-November 2024, we were selected to design, develop, and manage the Discord servers for Maxx Talent Awards, a premier platform for showcasing the talents of aspiring actors, models, and singers; social media influencer, American fitness model, training specialist, actor, and entrepreneur, Scott Mathison; Grammy Award-winning R&B and soul singer, songwriter, producer and actress Macy Gray; and dog behavioralist Jas Leverette, star of the Netflix show Canine Intervention.

•        Market and Leverage Synergies from the AE.360.DDM Service.    We will further use and expand this service to create synergies and income-producing revenue streams that complement our other business categories.

Intellectual Property

We own common law rights to certain marks, including “Asset Entities Where Assets Are Created”, “SiN”, “Social Influencer Network”, and “AE 360 DDM”. We also own rights to the assetentities.com Internet domain name.

We own the trademarks “Ternary D” and “OptionsSwing”, the domain names ternarydev.com and optionsswing.com, the social media handle @optionsswing on Instagram, Facebook, TikTok, YouTube, and X, the social media handle @TernaryDevelopments on Instagram, the social media handle @TernaryDev on Facebook, TikTok and X, and the Ternary Developments and OptionsSwing Discord servers. We also own The Whop, Instagram, TikTok, YouTube, and Facebook social media accounts and PayPal and Stripe accounts relating to the Pure Profits Group Discord and TikTok Shop services.

Human Capital

As of [    ], 2025, we had [    ] full-time employees, [    ] executive consultant, and [    ] independent contractors, some of which serve as Discord server moderators, analysts, server developers, customer service, sales, and marketing outreach. None of our personnel are represented by labor unions, and we believe that we have an excellent relationship with everyone who works with us. We operate the Company under remote-first principles.

Seasonality

We do not experience significant seasonality in our sales cycle.

Government Regulation

We are subject to several laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. The way existing laws and regulations will be applied to the Internet and how they will relate to our business, are often unclear. For example, we often cannot be certain how existing laws will apply in the e-commerce and online context, including with respect to such topics as privacy, defamation, pricing, credit card fraud, advertising, taxation, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States, and in some cases internationally, that have a direct impact on our business and operations. For example:

•        The PAFACA Act was adopted on April 24, 2024, and bans social networking services within 270 to 360 days if they are determined by the president of the United States and relevant provisions to be a “foreign adversary controlled application”. The definition covers websites and application software, including mobile apps. The PAFACA Act explicitly applies to ByteDance Ltd. and its subsidiaries, including TikTok, without the need for additional determination. It ceases to be applicable if the foreign adversary-controlled application is divested and no longer considered to be controlled by a foreign adversary of the United States.

•        The CAN-SPAM Act, and similar laws adopted by several states, regulate unsolicited commercial emails, create criminal penalties for emails containing fraudulent headers, and control other abusive online marketing practices. The law also restricts data collection and use in connection with its opt-out process requirements for senders of commercial emails. Similarly, the U.S. Federal Trade Commission (“FTC”) has guidelines that impose responsibilities on us with respect to communications with consumers and impose fines and liability for failure to comply with rules with respect to advertising or marketing practices it may deem misleading or deceptive.

•        The federal Telephone Consumer Protection Act of 1991 (“TCPA”) restricts telemarketing and the use of automated telephone equipment. The TCPA limits the use of automatic dialing systems, artificial or prerecorded voice messages, SMS text messages, and fax machines. It also applies to unsolicited text messages advertising the commercial availability of goods or services. Additionally, several states have enacted statutes that address telemarketing. For example, some states, such as California, Illinois, and New York, have created do-not-call lists. Other states, such as Oregon and Washington, have enacted “no rebuttal statutes” that require the telemarketer to end the call when the consumer indicates that such person is not interested in the product being sold. Restrictions on telephone marketing, including calls and text messages, are enforced by the FTC, the Federal Communications Commission, states, and through the availability of statutory damages and class action lawsuits for violations of the TCPA.

•        The Credit Card Accountability Responsibility and Disclosure Act of 2009, and similar laws and regulations adopted by several states regulate credit card and gift certificate use fairness, including expiration dates and fees. Our business also requires that we comply with payment card industry data security and other standards. We are subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and results of operations could be adversely affected.

•        The Digital Millennium Copyright Act provides relief for claims of circumvention of copyright protected technologies and includes a safe harbor intended to reduce the liability of online service providers for hosting, listing, or linking to third-party content that infringes copyrights of others.

•        The Communications Decency Act provides that online service providers will not be considered the publisher or speaker of content provided by others, such as individuals who post content on an online service provider’s website.

•        The CCPA, which went into effect on January 1, 2020, provides consumers the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. It also expands the definition of personal information and gives consumers increased privacy rights and protections for that information. The CCPA also includes special requirements for California consumers under the age of 16. In addition, the European Union and United Kingdom have adopted the GDPR, which likewise impose significant data protection obligations on enterprises, including limitations on data uses and constraints on certain uses of sensitive data. Effective January 1, 2023, we also became subject to the CPRA, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the CCPA.

•        Virginia’s Consumer Data Protection Act (“VCDPA”) establishes rights for Virginia consumers to control how companies use individuals’ personal data. The VCDPA dictates how companies must protect personal data in their possession and respond to consumers exercising their rights, as prescribed by the law, regarding such personal data. The VCDPA went into effect on January 1, 2023.

•        The Colorado Privacy Act (the “CPA”) and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring (“CDPA”), effective as of July 1, 2023, are similar comprehensive consumer privacy laws in Colorado and Connecticut, respectively.

•        Effective as of December 31, 2023, the Utah Consumer Privacy Act (“UCPA”) regulates business handling of consumers’ personal data in Utah.

•        Effective as of July 1, 2024, the Texas Data Privacy and Security Act (“TDPSA”) and the Oregon Consumer Privacy Act (“OCPA”) became comprehensive privacy laws in Texas and Oregon, respectively.

•        Effective as of October 1, 2024, the Montana Consumer Data Privacy Act (“MCDPA”) became a comprehensive privacy law in Montana.

•        Effective as of January 1, 2025, the Iowa Consumer Privacy Act (“ICPA”), the Delaware Personal Data Privacy Act (“DPDPA”), the Nebraska Data Privacy Act (“NEDPA”), the New Hampshire Data Privacy Act (“NHDPA”), became comprehensive privacy laws in Iowa, Delaware, Nebraska, and New Hampshire, respectively.

•        Effective as of January 15, 2025, the New Jersey Data Protection Act (“NJDPA”) became a comprehensive privacy law in New Jersey.

•        Effective as of July 1, 2025, the Minnesota Consumer Data Privacy Act (“MCDPA”) and the Tennessee Information Protection Act (“TIPA”) will become comprehensive privacy laws in Minnesota and Tennessee, respectively.

•        Effective as of October 1, 2025, the Maryland Online Data Privacy Act of 2024 (“MODPA”) will become a comprehensive privacy law in Maryland.

•        Effective as of January 1, 2026, the Indiana Consumer Data Protection Act (“ICDPA”), the Kentucky Consumer Data Protection Act (“KCDPA”), and the Rhode Island Data Transparency and Privacy Protection Act (“RIDTPPA”) will become comprehensive privacy laws in Indiana, Kentucky, and Rhode Island, respectively.

•        Effective as of January 15, 2025, the New Jersey Data Protection Act (“NJDPA”) became a comprehensive privacy law in New Jersey.

•        Effective as of July 1, 2025, the Minnesota Consumer Data Privacy Act (“MCDPA”) and the Tennessee Information Protection Act (“TIPA”) will become comprehensive privacy laws in Minnesota and Tennessee, respectively.

•        Effective as of October 1, 2025, the Maryland Online Data Privacy Act of 2024 (“MODPA”) will become a comprehensive privacy law in Maryland.

•        Effective as of January 1, 2026, the Indiana Consumer Data Protection Act (“ICDPA”), the Kentucky Consumer Data Protection Act (“KCDPA”), and the Rhode Island Data Transparency and Privacy Protection Act (“RIDTPPA”) will become comprehensive privacy laws in Indiana, Kentucky, and Rhode Island, respectively.

•        The European Union’s GDPR imposes stringent requirements for controllers and processors of personal data of persons in the EU, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the United States and other third countries. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data.

The GDPR applies extraterritorially, and we may be subject to the GDPR because of our data processing activities that involve the personal data of individuals located in the EU, such as in connection with our EU-based students. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules.

Following the withdrawal of the United Kingdom from the EU and the expiry of the transition period, from January 1, 2021, the United Kingdom Data Protection Act 2018 (“UK GDPR”) retains in large part the GDPR in United Kingdom national law. The UK GDPR mirrors the fines under the GDPR, e.g., we could be fined up to the greater of €20 million/£17.5 million or 4% of global turnover under each regime.

COPPA, the GDPR, and the UK GDPR impose additional restrictions on the ability of online services to collect information from minors. In addition, certain states, including Utah and Massachusetts, have laws that impose criminal penalties on the production and distribution of content that is “harmful to a minor.”

Investment Advisers Act of 1940

Under the Investment Advisers Act, and the rules adopted under that statute, a person or firm is required to register with the SEC if the person or firm is:

•        an “investment adviser” under Section 202(a)(11) of the Investment Advisers Act;

•        not excepted from the definition of investment adviser by Section 202(a)(11)(A) through (E) of the Investment Advisers Act;

•        not exempt from SEC registration under Section 203(b) of the Investment Advisers Act; and

•        not prohibited from SEC registration by Section 203A of the Investment Advisers Act.

Applicable state laws may have similar registration requirements.

Subject to certain limited exclusions, Section 202(a)(11) of the Investment Advisers Act generally defines an “investment adviser” as any person or firm that: (1) for compensation; (2) is engaged in the business of; (3) providing advice, making recommendations, issuing reports, or furnishing analyses on securities, either directly or through publications. A person or firm must satisfy all three elements to be regulated under the Investment Advisers Act.

The SEC’s Division of Investment Management construes these elements broadly. For example, with respect to “compensation,” the receipt of any economic benefit suffices. To be deemed compensation, a fee need not be separate from other fees charged, it need not be designated as an advisory fee, and it need not be received directly from a client. With respect to the “business” element, an investment advisory business need not be the person’s or firm’s sole or principal business activity. Rather, this element is satisfied under any of the following circumstances: the person or firm holds himself or itself out as an investment adviser or as providing investment advice; the person or firm receives separate or additional compensation for providing advice about securities; or the person or firm typically provides advice about specific securities or specific categories of securities. Finally, a person or firm satisfies the “advice about securities” element if the advice or reports relate to securities. The Division has stated that providing one or more of the following also could satisfy this element: advice about market trends; advice in the form of statistical or historical data (unless the data is no more than an objective report of facts on a non-selective basis); advice about the selection of an investment adviser; advice concerning the advantages of investing in securities instead of other types of investments; and a list of securities from which a client can choose, even if the adviser does not make specific recommendations from the list. An employee of an SEC-registered investment adviser does not need to register separately, so long as all of the employee’s investment advisory activities are within the scope of his employment.

One of the statutory exclusions from the definition of “investment adviser” is the “publisher’s exclusion”. Under Section 202(a)(11)(D) of the Investment Advisers Act, “the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation” is excluded from the “investment adviser” definition. This “publisher’s exclusion” requires that product or service offerings must be: (1) of a general and impersonal nature, in that the research provided is not adapted to any specific portfolio or any client’s particular needs; (2) “bona fide” or genuine, in that it contains disinterested discussion and analysis as opposed to promotional material; and (3) of general and regular circulation, in that it is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry. The basis for reliance on such exclusion will depend on a facts-and-circumstances analysis.

Certain services provided by the Company may cause the Company to meet the definition of “investment adviser” in the Investment Advisers Act and similar state laws. Under the Investment Advisers Act, an “investment adviser” is defined as a “person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.” In particular, certain of the content on the Company’s Discord servers, such as trading diaries posted by the Company’s personnel, and other content available on the Company’s social media channels, may constitute investment advice. In addition, in general, disclaimers, such as those included with the Company’s posts on Discord and other social media, do not change the character of the advice provided for Investment Advisers Act purposes. The Company relies on the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Investment Advisers Act, as described above and as interpreted by legal precedent. We intend at all times to operate our business in a manner as to not become inadvertently subject to the regulatory requirements under the Investment Advisers Act.

If we meet the definition of “investment adviser” in the Investment Advisers Act, and do not meet the requirements for reliance on the “publisher’s exclusion” from the definition of “investment adviser” or another exclusion, exemption, or exception from the registration requirements under the Investment Advisers Act, we will have to register as an investment adviser with the SEC pursuant to the Investment Advisers Act and potentially with one or more states under similar state laws. Registration requirements for investment advisers are significant. If we are deemed to be an investment adviser and are required to register with the SEC and potentially one or more states as an investment adviser, we will become subject to the requirements of the Investment Advisers Act and the corresponding state laws. The Investment Advisers Act requires: (i) fiduciary duties to clients; (ii) substantive prohibitions and requirements; (iii) contractual requirements; (iv) record-keeping requirements; and (v) administrative oversight by the SEC, primarily by inspection. Requirements and obligations imposed on investment advisers can be burdensome and costly. If it is deemed that we are out of compliance with such rules and regulations, we may also be subject to civil and/or criminal penalties. Applicable state laws may have similar or additional requirements. If we are required to register under these laws, we may no longer be able to continue to offer our investment education and entertainment services, which may have a significant adverse impact on our business and results of operations.

Corporate History and Structure

Formation and Merger into Asset Entities Inc.

We began our operations as a general partnership on August 1, 2020. Asset Entities Limited Liability Company, a California limited liability company (“California LLC”), was formed on October 20, 2020 to operate our business. Asset Entities Inc., a Nevada corporation, was incorporated on March 9, 2022. Immediately after the incorporation of Asset Entities Inc., all of the issued and outstanding stock of Asset Entities was purchased by California LLC in exchange for $1.00. On March 28, 2022, in accordance with Sections 17710.01-17710.19, inclusive, of the California Corporation Code and Chapter 92A of the NRS, California LLC was merged with and into Asset Entities. As a result of the merger, Asset Entities acquired the business of California LLC. Pursuant to the Agreement and Plan of Merger, dated as of March 11, 2022, by and between California LLC and Asset Entities (the “March 2022 Merger Agreement”), the units of California LLC were automatically converted into shares of Asset Entities. in the same proportion as the percentage interests of California LLC represented by such units. As a result and as further provided in the March 2022 Merger Agreement, on March 28, 2022, Asset Entities Holdings, LLC, a Texas limited liability company (“AEH”), which owned 97.56% of California LLC’s units, became the holder of 1,951,200 shares of Existing Class A Common Stock of Asset Entities, or 97.56% of the total issued and outstanding post-merger shares of common stock of Asset Entities, and a holder of 2.44% of California LLC’s units became the holder of 48,800 shares of Existing Class B Common Stock of Asset Entities, or 2.44% of the total issued and outstanding post-merger shares of common stock of Asset Entities.

Capital Structure

Under the Company’s Articles of Incorporation, we are authorized to issue two classes of common stock, Existing Class A Common Stock and Existing Class B Common Stock, and any number of classes of preferred stock. Existing Class A Common Stock is entitled to ten votes per share on proposals requiring or requesting stockholder approval, and Existing Class B Common Stock is entitled to one vote on any such matter. A share of Existing Class A Common Stock may be voluntarily converted into a share of Existing Class B Common Stock. A transfer of a share of Existing Class A Common Stock will result in its automatic conversion into a share of Existing Class B Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Existing Class A Common Stock to another holder of Existing Class A Common Stock will not result in such automatic conversion. Existing Class B Common Stock is not convertible. Other than as to voting and conversion rights, the Existing Class A Common Stock and Existing Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

As of [*], 2025, AEH owns all of the 1,000,000 shares of Existing Class A Common Stock. The shares of Existing Class A Common Stock held by AEH are controlled by its officers and managers, all of whom are also some of our officers and directors. AEH also owns 250,000 shares of our Class B Common Stock. There are [15,624,595] shares of Existing Class B Common Stock issued and outstanding as of [*], 2025. AEH therefore controls 10,250,000 votes, or approximately 40.0% of our shareholder voting rights. In addition, our directors and officers collectively hold 221,841 shares of Class B Common Stock. Combining their control of AEH’s shares of Existing Class A Common

Stock and Existing Class B Common Stock and their own shares of Existing Class B Common Stock, our officers and directors collectively control 10,471,841 votes, or approximately 40.9% of total voting power. Management’s concentrated voting power may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

Corporate Information

As of the date of this proxy statement/prospectus, we have no subsidiaries.

Our principal executive offices are located at 100 Crescent Ct, 7th Floor, Dallas, TX 75201 and our telephone number is (214) 459-3117. We maintain a website at https://www.assetentities.com. Information available on our website is not incorporated by reference in and is not deemed a part of this proxy statement/prospectus. Our fiscal year ends December 31. Neither we nor any of our predecessors have been in bankruptcy, receivership or any similar proceeding.

INFORMATION ABOUT STRIVE

Unless the context otherwise requires, references in this section to the “Company,” “Strive,” “we,” “us” or “our” refer to Strive Asset Management, LLC prior to the consummation of the Merger, and all references in this section to “we,” “us,” “our,” or “Strive” after the Closing refer to New Strive, unless otherwise specified, including each of Strive and Asset Entities following the Closing.”

Company Overview

Strive was founded in 2022 with a mission to maximize long-term value for shareholders through the unapologetic embrace of capitalism, meritocracy and innovation. In May 2025, we announced a definitive agreement to combine with Asset Entities to transform Strive into the first publicly traded asset management Bitcoin Treasury Corporation — a company whose primary objectives are to (i) accumulate Bitcoin; (ii) increase Bitcoin per-share; and (iii) outperform Bitcoin over the long run by deploying both beta Bitcoin treasury accumulation strategies and alpha investment strategies with the goal of beating Bitcoin’s investment performance as the hurdle rate. Upon completion of the Merger we expect the combined company to be listed on Nasdaq under the ticker symbol “[•]” and to be capitalized with up to $1.5 billion of gross proceeds from a contemporaneous $750 million PIPE financing and associated warrant exercises.

Today, Strive manages approximately $2 billion in assets under management (“AUM”) across 13 exchange-traded funds, collective investment trusts, and a direct indexing platform. These businesses provide recurring, fee-based revenue streams which increase with AUM, but are no longer our primary growth engine. Beginning in fiscal year 2026, we plan to operate our core asset-management segment within a single-digit-million dollar operating loss to single-digit-million dollar operating profit range, directing incremental resources disproportionally toward our Bitcoin treasury strategies.

Our Products and Services

Strive’s offerings fall into two broad categories: (1) Bitcoin Treasury Operations, which are becoming the company’s primary growth engine and capital allocation focus; and (2) asset management offerings that generate steady, fee-based cash flow.

Bitcoin Treasury Operations. We plan to run our balance sheet like a Bitcoin-era Berkshire Hathaway — accumulating Bitcoin directly and relentlessly increasing Bitcoin’s per-share price. Our beta initiatives — including capital raising initiatives through equity and fixed income offerings — are designed to scale exposure in a manner to accrete value to common equity shareholders. Complementing these are alpha initiatives — such as purchasing distressed Bitcoin litigation claims at a discount, acquiring biotech companies trading below NAV at a discount to net cash, and investing in attractively priced junior tranches of Bitcoin-backed credit structures — that seek to add incremental Bitcoin beyond what beta alone can deliver. Together, these engines aim to produce total returns that outperform buying and holding spot Bitcoin over the long run.

Asset management offerings:

Exchange-Traded Funds (“ETFs”).    Strive currently manages 13 ETFs — 11 passive equity index replication strategies and 2 actively managed fixed-income funds strategies — rooted in a shareholder-first philosophy. Although these funds are no longer the strategic focus of the company, they provide predictable management-fee-based revenue.

Direct Indexing and Collective Investment Trusts (“CITs”).    Our direct-indexing platform and CITs extend the Strive brand into taxable and retirement accounts, deepening our distribution footprint and diversifying our revenue base. Direct indexing extends Strive’s index replication strategies and in-house corporate governance team, along with added benefit of daily tax-loss harvesting, to advisors and clients who prefer a separately managed account (SMA) structure. Strive currently manages 13 CITs — 8 Target date and 5 Target risk funds. The CITs allocate all its assets, other than cash awaiting investment or distribution, to investments in the Strive ETFs.

Collectively, we intend to operate these asset management offerings at roughly breakeven — between a single-digit-million loss and a single-digit-million profit — beginning in 2026. This frees the vast majority of incremental capital for our Bitcoin Treasury Operations to effectively deploy beta Bitcoin accumulation strategies and implement complex alpha generating investing activities.

We may also introduce thematic Bitcoin-themed investment funds and vehicles, including ETFs, to broaden investor access to Bitcoin-linked strategies.

Industry Overview

The convergence of asset management and corporate Bitcoin treasuries is still nascent. MicroStrategy Incorporated (“Strategy”) pioneered the model in 2020 and, as of June 2025, holds over $60 billion in Bitcoin acquired through a combination of equity, debt and preferred securities. Institutional adoption is accelerating as government entities, sovereign wealth funds, pension funds, and insurance companies seek a scarce, non-sovereign store of value and an inflation hedge.

At the same time, traditional asset managers collectively control over 20% of the S&P 500 but remain largely absent from Bitcoin advocacy, creating an opening for mission-aligned challengers. We believe Strive is well positioned to capture this opportunity by combining proven asset-management revenues with a capital markets playbook specifically designed for Bitcoin accumulation and alpha generation.

Our Customers

•        Shareholders — Seek equity exposure to Bitcoin with potential to outperform spot Bitcoin via beta accumulation strategies and alpha investing strategies.

•        ETF & Asset management clients — Registered investment advisers, broker-dealers, family offices, and retail investors allocating to Strive’s shareholders-first products and shareholder advocacy.

Our Strategic Partners

•        ETF Architect — Provides middle- and back-office solutions for ETFs.

•        Angel Oak — Provides middle- and back-office solutions for actively managed fixed-income ETFs.

•        Vestmark — Provides middle- and back-office solutions for Direct Indexing.

•        Bloomberg — Index provider for the ETFs and direct indexing solutions.

•        117 Partners — Provides risk analysis and deal flow for distressed Bitcoin claims.

Our Strategy

Strive intends to run its balance sheet like a Bitcoin-era Berkshire Hathaway — a permanent capital vehicle with two complementary engines:

1.      Beta Bitcoin Accumulation Strategies (mechanisms that scale Bitcoin exposure on a multiple-of-net-asset-value, “mNAV,” basis) include:

•        At-the-Market equity programs and equity follow-on offerings to generate proceeds in United States dollars that will be used to accumulate Bitcoin

•        Fixed income and preferred equity to generate proceeds for the same purpose

2.      Alpha Investing Strategies (unlinked to mNAV, designed to generate increased exposure and outperformance versus Bitcoin) include:

•        Acquiring biotech companies trading below NAV at a discount to net cash

•        Purchasing distressed Bitcoin litigation claims at a discount

•        Buying junior tranches of Bitcoin-backed credit structures

Collectively these approaches target both quantity (Bitcoin per share) and quality (per-BTC cost basis and risk-adjusted returns).

Capital Allocation Principles:

•        Preserve flexibility through being selective with debt offerings to preserve balance sheet flexibility for opportunistic issuance.

•        Target single-digit-million annual operating P&L impact from the asset-management segment beginning FY 2026, allowing the vast majority of capital to go towards treasury deployment.

•        Use Bitcoin — not fiat — as the hurdle rate for capital deployment.

Competitive Landscape

The Bitcoin treasury ecosystem remains nascent, yet a handful of pioneering public companies are beginning to set benchmarks that shape investor expectations:

•        MicroStrategy Incorporated (“Strategy”).    With more than 500,000 Bitcoin on its balance sheet, Strategy remains the reference standard for scale. Its willingness to deploy virtually every capital raising instrument — from at the market equity programs to convertible notes and innovative preferred equity instruments — demonstrates the power of innovative financial engineering in service of Bitcoin accumulation.

•        Metaplanet, Inc.    Listed in Tokyo, Metaplanet exploits the structural nuances of the Japanese equity and debt markets — particularly low domestic borrowing costs, differences in tax treatment for Bitcoin versus corporate securities, and a retail premium on Bitcoin exposure — to capture an “arbitrage” that translates into incremental Bitcoin per share for investors.

•        Twenty-One.    Twenty-One leverages its strategic relationship with Tether to immediately acquire a large amount of Bitcoin, giving it a unique position of strength in scaling Bitcoin-adjacent operations.

•        Nakamoto Corporation.    Backed by Bitcoin Inc., Nakamoto combines a traditional treasury strategy with seed investments in emerging Bitcoin treasury companies in each capital market, positioning itself as an incubator for the next wave of corporate adopters. Nakamoto’s leadership, through UTXO Management, were the seed investors in Metaplanet.

•        Spot Bitcoin ETFs.    The ETF complex offers the broadest, lowest friction onramp for institutional allocators but, by design, delivers only passive beta; management fees steadily erode Bitcoin per share and no alpha is available.

Against this backdrop, Strive is the only competitor explicitly pursuing multi-strategy Bitcoin investing alpha on top of its Bitcoin treasury beta — including acquisitions of discounted cash via M&A of public and/or private companies, buying Bitcoin at a discount versus spot via distressed Bitcoin claims, and structured credit instruments intended to accelerate Bitcoin per share growth beyond what passive exposure alone can deliver.

Importantly, we regard this competitive set as virtuous rather than zero sum. Fewer than 1% of public corporations currently hold Bitcoin, meaning the success of Strategy, Metaplanet, Twenty One, Nakamoto, other incumbent Bitcoin treasury companies, and the Bitcoin ETFs expands the addressable market and helps drive Bitcoin adoption. We therefore view current competition as collaboration: a rising tide lifts all boats, and Strive intends to work alongside peers to advance broader corporate Bitcoin integration. There are a large number of Bitcoin treasury efforts launching across the world. We expect this trend to continue as companies have success in various geographies and capital market environments. Strive intends to be supportive of these companies and to continue our advocacy for broader corporate adoption of Bitcoin as a macro trend.

Employees

As of [•], 2025, Strive and Asset Entities employed approximately [•] full-time employees. None of our employees are represented by a labor union. We believe our human-capital practices — centered on meritocracy, performance-based compensation, and equity ownership — are critical to attracting and retaining top talent.

Our executive management team and Human Resources department regularly review and update our talent strategy, monitoring a variety of data, including turnover, diversity, and tenure, to design and implement effective reward/recognition, training, development, succession, and benefit programs to meet the needs of our businesses and our employees.

Regulatory Environment

The following summarizes certain aspects of the various statutes and regulations applicable to our business. This summary is not a comprehensive analysis of all applicable laws and is qualified by reference to the full text of statutes and regulations below.

Our operations span multiple, evolving regulatory regimes:

•        Asset Management — Subject to the Investment Advisers Act of 1940, Investment Company Act of 1940, Securities Act of 1933, and Securities Exchange Act of 1934, including periodic SEC examinations, marketing-rule compliance, and fund-reporting obligations.

•        Digital Assets — Bitcoin transactions may implicate the Commodity Exchange Act (CFTC oversight), FinCEN anti-money-laundering rules, OFAC sanctions screening, and forthcoming digital-asset accounting guidance. Additionally, Section 351 exchanges rely on prevailing U.S. federal income-tax interpretations, which may change.

•        Public Company Reporting — Following the Merger, we will file reports under Sections 13(a) and 15(d) of the Exchange Act, including Form 10-K, Form 10-Q, and proxy statements.

The legal framework for Bitcoin continues to evolve; adverse changes could materially impact our treasury strategy.

Intellectual Property

We use various methods to establish and protect our intellectual property, and rely on intellectual property laws in the United States and other countries, along with contractual measures to do so. Our key strategies include the following:

We own numerous trademarks (under common law, pending US Trademark applications, and a federally registered trademark for STRIVE ASSET MANAGEMENT), proprietary research, and copyrightable educational content distributed through Asset Entities’ digital channels. We protect intellectual-property rights via trademark registrations, confidentiality agreements, and strict access controls. We do not rely on patented technology for our core business.

Facilities

Strive is an Ohio-based corporation with its corporate headquarters at 200 Crescent Court Suite 1400, Dallas, Texas 75201. This office space serves all roles and levels. Strive also maintains redundant cloud-based IT infrastructure.

Legal and Regulatory Proceedings

From time to time we may become involved in litigation or regulatory inquiries incidental to the ordinary course of business. We are not currently a party to any material legal or administrative proceedings and are not aware of any such contingencies that would have a material adverse effect on our financial condition, results of operations, or liquidity.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers of New Strive Following the Merger

Following is information about persons who will serve as directors and executive officers of New Strive following the Merger as of the date of this proxy statement/prospectus.

Name	Age	Position
Matthew Cole	40	Chief Executive Officer and Chairman of the Board
Benjamin Pham	31	Chief Financial Officer and Director
Brian Logan Beirne	44	Chief Legal Officer and Director
Arshia Sarkhani	28	Chief Marketing Officer and Director
Avik Roy	52	Director
Benjamin Werkman	38	Director

Background and Business Experience

Matthew Cole

Matthew Cole has served as Chief Executive Officer (CEO) of Strive and the Chief Investment Officer (CIO) of Strive since April 2023, and will join New Strive as CEO, CIO, and Chairman of the Board. Matt is spearheading Strive’s evolution into a premier Bitcoin Treasury Corporation, dedicated to maximizing Bitcoin holdings per share and positioning Bitcoin as the hurdle rate for capital deployment.

A long-time Bitcoin investor and advocate, Mr. Cole has extensive experience in institutional asset management and fixed income, having spent 15 years at CalPERS in global fixed income, where he oversaw over $70 billion in actively managed Fixed Income assets. Mr. Cole joined Strive Asset Management in May 2022 as Head of Investment Office & Global Fixed Income. He was promoted to Chief Investment Officer, Global Head of Fixed Income in February 2023 before also becoming CEO of Strive. As CEO, Mr. Cole is focused on delivering innovative Bitcoin solutions and transforming how Americans interact with Bitcoin — making it accessible, practical, and central to their financial futures — while Strive remains committed to empowering investors through its pro-shareholder focused equity ETFs and actively managed Fixed Income ETFs. Mr. Cole is a CFA charterholder and holds an MBA from California State University — Sacramento.

Mr. Cole’s leadership is grounded in a deep understanding of institutional asset management, investment strategy and organizational governance. Drawing on his experience at CalPERS and Strive, he brings a long-term, investor-focused perspective to executive decision-making. His broad expertise across public and private sector organizations, combined with his board service and strategic insight, position him to guide the combined company through its next phase of growth and innovation.

Benjamin Pham

Ben Pham has served as the Chief Financial Officer (CFO) of Strive since July 2024 and will assume the role of CFO of New Strive. He will also become a member of New Strive’s Board upon the Closing. Mr. Pham was Strive’s first executive officer and employee when the company was founded in early 2022 and was promoted to Chief Operating Officer in November 2022. He has an extensive background in corporate finance and strategy, having previously held various roles of increasing seniority and encompassing several transformative corporate transactions at Roivant Sciences, a publicly traded biopharmaceutical company, and serving as Chief of Staff to Vivek Ramaswamy, co-founder of Strive. Earlier in his career, he was an investment banker at Citigroup, where he focused on raising equity and equity-linked financing for healthcare companies. Ben received his BS in Applied Economics and Management from Cornell University.

Mr. Pham brings a strong combination of operational leadership, strategic financial insight, capital markets, and corporate transactions experience to his role as CFO at New Strive. His background spans both high-growth private companies and global financial institutions, equipping him with the tools to lead the combined company through its next stage of growth, with a focus on financial discipline, shareholder alignment and value creation.

Brian Logan Beirne

Logan Beirne has served as the Chief Legal Officer of Strive since February 2025, and will serve as the Chief Legal Officer at New Strive. He will also become a member of the New Strive Board upon the Closing. Before joining Strive, Mr. Beirne served as Chief Executive Officer of Matterhorn Transactions, Inc., a technology company he sold to DealPulse, Inc. in 2023, and has founded and built multiple companies, including Artusi Music. Mr. Beirne previously worked as an attorney with Sullivan & Cromwell LLP, in investment banking at J.P. Morgan, and in private equity at GE Equity. Mr. Beirne teaches financial markets and corporate law at Yale Law School and is an award-winning author. He speaks frequently across the United States and has been featured by The Wall Street Journal, Fox News, The New York Times, Reuters, ABC News and other media outlets. Mr. Beirne graduated first in his class with a B.S. from Fairfield University, was Fulbright Scholar at Queens University, and earned his J.D. from Yale Law School. He is admitted to the New York and Connecticut Bars.

Mr. Beirne has a proven track record of building businesses, driving operational excellence and creating shareholder value. Mr. Beirne brings a diverse background spanning law, finance and entrepreneurship, which informs his strategic approach to legal and business matters. His experience founding companies as well as advising transactions at leading institutions position him to help drive New Strive’s legal and business strategy through its next phase of growth and navigate the dynamic legal and policy landscape in which New Strive will operate.

Arshia Sarkhani

Arshia Sarkhani is a co-founder of Asset Entities, has served as Chief Executive Officer since September 2021 and as President since March 2022. He has also served as a director of Asset Entities since March 2022. Mr. Sarkhani will assume the role of Chief Marketing Officer of New Strive and will become a member of the Board upon the Closing. Mr. Sarkhani was Head of Monetization of Asset Entities from August 2020, when Asset Entities began its operations as a general partnership, until September 2021. From April 2020 and July 2020 to December 2021, Mr. Sarkhani was the sole owner and chief executive officer of Sarkhani Inc. and Shiazon Inc., respectively. Before co-founding Asset Entities, Mr. Sarkhani actively invested and developed a social media following which he and his co-founders utilized when starting Asset Entities. From May 2019 to September 2020, Mr. Sarkhani was a legal intern at The RDM Legal Group. From September 2015 to May 2018, Mr. Sarkhani attended the University of California, Merced, and subsequently, from September 2018 to May 2019, Grossmont Community College. From September 2019 to May 2021, Mr. Sarkhani attended San Diego State University where he received his Bachelor’s degree in Humanities.

Mr. Sarkhani brings a diverse background in entrepreneurship, media and business leadership. As co-founder and CEO of Asset Entities, and with prior experience building a digital brand and multiple ventures, he combines creative vision with operational execution to support New Strive’s continued growth in a rapidly evolving landscape.

Avik Roy

Avik Roy is President and CEO of the National Institute for Health Care Management. Prior to that role, from 2016 to 2025 he served as Co-Founder and President of the Foundation for Research on Equal Opportunity. Mr. Roy will become a member of the Board upon the Closing. Mr. Roy has an extensive career in medicine, policy, and finance. He started his career at Bain Capital and J.P. Morgan as an institutional investor focused on biotechnology and healthcare. He later became a prominent writer about healthcare, Bitcoin, and other public policy topics. He served for more than a decade as the Opinion and Policy editor at Forbes, and as a policy advisor to several presidential campaigns, including those of Mitt Romney, Rick Perry, and Marco Rubio.

He serves on the Boards of Advisors of the Bitcoin Policy Institute and Sats Center, and on the Boards of Directors of FREOPP and the Texas Bitcoin Foundation. He was educated at MIT and at Yale Medical School.

Mr. Roy is a cross-disciplinary leader with experience in policy, healthcare, finance and emerging technologies. He brings strategy insight into the intersection of policy and market innovation, with a focus on regulatory strategy, economic analysis and governance. He diverse background supports informed oversight and long-term value creation.

Benjamin Werkman

Ben Werkman has served as the Chief Investment Officer at Swan Bitcoin since May 2025, after joining the company as a treasury strategy consultant in December 2024. He will become a member of the Board upon the Closing. Mr. Werkman is a long-time Bitcoin advocate and entrepreneur with deep expertise in distressed credit, treasury strategy, strategic finance, and both equity and derivatives trading. He has advised corporations on Bitcoin adoption and treasury implementation, helping executives articulate the long-term strategic value of incorporating Bitcoin into their capital structures and driving value for their shareholders. Prior to joining Swan Bitcoin, he spent much of his career as a Manager at KPMG. Mr. Werkman holds a BBA in Finance and Marketing, with an emphasis on sales, from Grand Valley State University.

Mr. Werkman is a seasoned investor and strategist with deep experience in Bitcoin, treasury management and capital markets. As Chief Investment Officer of Swan Bitcoin, he helps shape the company’s Bitcoin strategy and long-term investment approach. He brings proven expertise in commercial distressed credit, derivatives trading, financial strategy, and governance.

Family Relationships

There are no family relationships between or among any of our directors or executive officers.

Involvement in Certain Legal Proceedings

During the past ten years, none of our officers, directors, promoters or control persons have been involved in any legal proceedings as described in Item 401(f) of Regulation S-K.

Director Independence

Upon consummation of the Transactions, certain shareholders affiliated with Strive will continue to control more than a majority of the voting power of New Common Stock eligible to vote in the election of directors. As a result, New Strive will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that the board be composed of a majority of independent directors and that New Strive have a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors.

Following this consummation of the Transactions, we intend to rely on these exemptions. As a result, New Strive may not have a majority of independent directors on the New Strive Board. In addition, New Strive’s compensation committee and our nominating and corporate governance committee may not consist entirely of independent directors. Accordingly, stockholders of New Strive may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance standards applicable to non-controlled companies.

New Strive’s has affirmatively determined that each of Messrs. Roy and Werkman meets the definition of “independent director” under the applicable rules and regulations of the SEC and the applicable listing standards of Nasdaq. As such, New Strive believes that after consummation of the transactions and the listing of New Strive’s shares on Nasdaq, New Strive’s audit committee will have independent directors.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Strive’s compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the New Strive Board or compensation committee.

Certain Relationships and Related Party Transactions

In connection with the PIPE Financing, each of Matthew Cole, Benjamin Pham and Logan Beirne, who are expected to serve as executive officers and directors of New Strive, entered into subscription agreements with Strive and Asset Entities, pursuant to which each agreed to purchase shares of New Class A Common Stock and warrants. Specifically, Mr. Cole, who is expected to serve as CEO and CIO of New Strive, and Chairman of the New Strive Board, agreed to purchase such securities for an aggregate purchase price of $250,000. Mr. Pham, who is expected to serve as CFO of New Strive and a member of the New Strive Board, and Mr. Beirne, who is expected to serve as Chief Legal Officer and a member of the New Strive Board, each agreed to purchase such securities for an aggregate purchase price of $100,000. The terms of such subscriptions, including the purchase price and rights and preferences, are substantially the same as those offered to other investors in the PIPE Financing. See “Other Agreements Related to the Transaction — PIPE Financing” for more information.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation paid to our chief executive officer and our next most highly compensated executive officer during our fiscal year ended December 31, 2024 (collectively referred to as our “named executive officers” or “NEOs”). We disclose compensation for two NEOs with respect to 2024 because only two of the New Strive executive officers were executive officers in 2024. Logan Beirne, the other New Strive executive officer, joined Strive as an executive officer in 2025.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Matt Cole Chief Executive Officer	2024	415,000	63,000	7,050,275	13,800	7,542,075
Ben Pham Chief Financial Officer	2024	337,500	52,500	1,938,466	9,437	2,337,903

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(1)      As further described below, Mr. Cole’s annual base salary was $410,000 for the first half of 2024 and was increased to $420,000 on July 1, 2024 and Mr. Pham’s annual base salary was $325,000 for the first half of 2024 and was increased to $350,000 on July 1, 2024.

(2)      The amounts reported in this column reflect special bonuses paid to Messrs. Cole and Pham as compensation for their relocation from Ohio to Texas. Strive otherwise did not provide any other bonuses to any of the NEOs in 2024.

(3)      The amounts reported in this column represent the aggregate grant date fair value of the awards of restricted stock units (“RSUs”) granted to each of the NEOs under the Strive Enterprises, Inc. Amended and Restated 2022 Equity Incentive Plan (“Strive EIP”) and as described in further detail below. The grant date fair value was calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures related to time-based vesting conditions or performance-based vesting conditions. The amounts reported for the RSU awards subject to performance conditions were calculated based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating such grant date fair value are set forth in the notes to Strive’s audited consolidated financial statements included elsewhere in this prospectus. Amounts reported do not reflect the actual economic value that may be realized by the applicable NEO.

(4)      The amounts reported in this column reflect company matching contributions in 2024 under Strive’s 401(k) plan for Mr. Cole ($13,800) and Mr. Pham ($9,437).

ELEMENTS OF STRIVE’S EXECUTIVE COMPENSATION PROGRAM

For the year ended December 31, 2024, the compensation for each NEO generally consisted of a base salary, a cash relocation bonus, restricted stock units and standard employee benefits. These elements (and the amounts of compensation and benefits under each element) were selected because Strive believes they are necessary to help attract and retain executive talent which is fundamental to its success. Below is a more detailed summary of the current executive compensation program as it relates to Strive’s NEOs.

Base Salaries

The NEOs receive a base salary to compensate them for services rendered to Strive. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. For the first half of 2024, Mr. Cole had an annual base salary of $410,000 and Mr. Pham had an annual base salary of $325,000. Effective July 1, 2024, Mr. Cole’s annual base salary was increased to $420,000 and Mr. Pham’s annual base salary was increased to $350,000.

Bonuses

In 2024, each of the employees of Strive who relocated to Texas received a bonus equal to 15% of their then current base salary. For Mr. Cole, the relocation bonus was $63,000 and for Mr. Pham, the relocation bonus was $52,500. No other bonuses were paid to the NEOs in 2024.

2024 Equity Grants

In July 2024, Strive granted each of the NEOs restricted stock units pursuant to the terms and conditions of the Amended and Restated Strive Enterprises, Inc. 2022 Equity Incentive Plan (the “Strive EIP”), which is further described below. Each NEO was granted restricted stock units (the “RSUs”) that vest upon the satisfaction of both a “time condition” and a “performance condition.” The time condition applicable to the RSUs is satisfied as follows: (i) 25% of the RSUs satisfy the time condition on the first anniversary of the RSU grant date and (ii) the remaining 75% of the RSUs satisfy the time condition in 12 equal quarterly installments thereafter, subject to the NEO’s continuous service through the applicable vesting date. The performance condition will be satisfied on the earlier to occur of (i) a “liquidity event” or (ii) an “IPO” (each term as defined in the applicable award agreement) prior to the expiration date of the RSUs, which is eight years from the grant date. If both the time condition and performance condition have not been satisfied before the expiration date, the RSUs will expire on the expiration date. In the event the NEO’s employment is involuntarily terminated for any reason other than for “cause” within 12 months following the consummation of a “change in control” (each term as defined in the applicable award agreement), the RSUs will become fully vested.

Other Elements of Compensation

Defined Contribution Plan

Strive maintains a 401(k) defined contribution retirement savings plan for its employees in the United States who satisfy certain eligibility requirements, including the NEOs. The NEOs are eligible to participate in the 401(k) plan on the same terms as other U.S. full-time employees, including matching employer contributions equal to 100% of the first 3% of the employees’ contribution and 50% of the next 2% of the employees’ contribution.

Employee Benefits

All of Strive’s full-time employees in the United States, including the NEOs, are eligible to participate in health and welfare plans, including medical, dental and vision benefits, medical and dependent care, flexible spending accounts, short-term and long-term disability insurance and life insurance.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning outstanding equity awards for our named executive officers as of the end of our fiscal year ended December 31, 2024. Upon the consummation of the Merger, each outstanding equity award reflected in the table below will be equitably adjusted in accordance with the terms of the Merger Agreement and the Strive EIP. For additional details regarding the treatment of outstanding equity awards held by the NEOs in connection with the Business Combination, see “Merger Agreement — Treatment of Strive Equity Awards” above. The market value of the equity awards set forth below is $48.55, which was the fair market value of a share of Strive’s Class B Common Stock on December 31, 2024.

	Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Matt Cole	12/29/2022	16,107	(1)	781,995	(1)
	4/5/2023	58,231	(1)	2,827,115	(1)
	7/8/2024	185,849	(1)	9,022,967	(1)
Ben Pham	4/15/2022	9,004	(2)	437,144	(2)
	7/8/2024	51,099	(1)	2,480,856	(1)

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(1)      Reflects the grant of RSUs outstanding under the Strive EIP that vest upon the satisfaction of both a “time condition” and a “performance condition.” The time condition applicable to the RSUs is satisfied as follows: (i) 25% of the RSUs satisfy the time condition on the first anniversary of the RSU grant date and (ii) the remaining 75% of the RSUs satisfy the time condition in 12 equal quarterly installments thereafter, subject to the NEO’s continuous service through the applicable vesting date. The performance condition will be satisfied on the earlier to occur of (i) a “liquidity event” or (ii) an “IPO” (each term as defined in the applicable award agreement) prior to the expiration date of the RSUs, which is eight years from the grant date. If both the time condition and performance condition have not been satisfied before the expiration date, the RSUs will expire on the expiration date. The number of RSUs reflected in the table above assumes full attainment of the time condition and performance condition. In the event the NEO’s employment is involuntarily terminated for any reason other than for “cause” within 12 months following the consummation of a “change in control” (each term as defined in the applicable award agreement), the RSUs will become fully vested.

(2)      Reflects the remaining unvested portion of the grant of restricted stock awards (“RSAs”) under the Strive EIP that vest over a four-year period, beginning with a one year cliff, with 25% of the RSAs vesting on March 1, 2023 and the remainder vesting in 12 equal quarterly installments thereafter, subject to the NEO’s continued employment through each such vesting date. Notwithstanding the foregoing vesting schedule, in the event the NEO is employed on the date of the closing of a “sale transaction” and the NEO’s employment with Strive or its successor in the sale transaction is not continued after such sale transaction is finally completed, the RSAs fully vest and the restrictions thereof lapse. A sale transaction includes any of (i) a merger, consolidation, sale of stock/equity, or similar transaction in which Strive is a constituent party except any such merger or consolidation involving Strive or a subsidiary in which the shares of capital stock of Strive outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation, (ii) a sale or transfer of all or substantially all of Strive’s assets or (iii) a dissolution or liquidation of Strive.

Employment Agreements

Cole Employment Agreement

Mr. Cole is party to an employment agreement with Strive, dated May 19, 2022 (the “Cole Employment Agreement”), which provides for at-will employment and no specified term of employment. The Cole Employment Agreement provides for annual base salary (which is currently $420,000), a discretionary bonus, the amount and terms of which is in the sole and absolute discretion of the Strive Board and eligibility to receive discretionary equity incentive awards under the Strive EIP, as determined in the sole discretion of the Strive Board.

Pursuant to the Cole Employment Agreement, in the event Mr. Cole’s employment is terminated for any reason, Mr. Cole is not entitled to any payments in the nature of severance or termination payments other than any accrued but unpaid salary and vacation, reimbursement for unreimbursed business expenses and vested employee benefits (including equity compensation) to which Mr. Cole may be entitled as of the date of termination.

The Cole Employment Agreement also contains customary perpetual confidentiality and non-disparagement covenants, as well as, for a period of twenty-four (24) months following termination of Mr. Cole’s employment with Strive, covenants not to compete and not to solicit customers and services provider covenants.

Pham Employment Agreement

Mr. Pham is party to an amended and restated employment agreement with Strive, dated March 1, 2022 (the “Pham Employment Agreement”), which provides for at-will employment and no specified term of employment. Mr. Pham’s employment agreement annual base salary (which is currently $350,000), a discretionary bonus, the amount and terms of which is in the sole and absolute discretion of the Strive Board and eligibility to receive discretionary equity incentive awards under the Strive EIP, as determined in the sole discretion of the Strive Board. Mr. Pham is also entitled to participate in the employee benefit plans and programs as provided by Strive to similarly situated full-time employees from time to time.

Pursuant to the Pham Employment Agreement, in the event Mr. Pham’s employment is terminated without “cause” or Mr. Pham resigns for “good reason” (each as defined in the Pham Employment Agreement ), then, subject to Mr. Pham’s timely execution and non-revocation of a release of claims and continued compliance with applicable restrictive covenants, Mr. Pham will be entitled to receive (i) a lump sum payment equal to 3 months of base salary for the year in which the date of termination occurs and (ii) monthly reimbursement of COBRA premiums (less active employee rates) for 18 months following the date of his termination (or, if earlier, until the date Mr. Pham becomes eligible for substantially similar coverage from another employer or other source).

In addition, in the event Mr. Pham’s employment is terminated without cause or Mr. Pham resigns for good reason within 24 months following a “change in control” (as defined in the Pham Employment Agreement), then, subject to Mr. Pham’s timely execution and non-revocation of a release of claims and continued compliance with applicable restrictive covenants, Mr. Pham will be entitled to receive (i) a prorated bonus, if any, that Mr. Pham would have earned for the period in which the termination date occurs (or if greater, the period in which the change in control occurs) and (ii) monthly reimbursement of COBRA premiums (less active employee rates) for 18 months following the date of his termination (or, if earlier, until the date Mr. Pham becomes eligible for substantially similar coverage from another employer or other source).

The Pham Employment Agreement also contains customary perpetual confidentiality and non-disparagement covenants, as well as, for a period of twelve (12) months following termination of Mr. Pham’s employment with Strive, a non-compete covenant and a covenant not to solicit customers, and, for a period of twenty-four (24) months following termination of Mr. Pham’s employment with Strive, a covenant not to solicit employees.

Description of Strive Amended and Restated 2022 Equity Incentive Plan

Strive maintains the Strive EIP, which provides for the discretionary grant of equity awards to eligible participants. The Strive EIP may be amended prior to the consummation of the Merger in accordance with its terms and shall remain in effect following the Merger and any shares available or awards outstanding under the Strive EIP as of such time will remain subject to the terms of the Strive EIP and the applicable award agreement, subject to adjustment at the closing of the Merger pursuant to the terms of the Strive EIP or as described in more detail above. There are currently awards of RSUs and RSAs outstanding under the Strive EIP. The following sets forth a summary of certain material features of the Strive EIP and is qualified in its entirety by the text of the Strive EIP, a form of which is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Purpose

The Strive EIP is intended to help Strive secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of Strive and its affiliates and provide a means by which the eligible recipients may benefit from increases in value of Strive’s shares.

Number of Shares Outstanding

Subject to capital adjustments described below, the aggregate number of shares of Strive Common Stock that may be issued under the Plan may not exceed 551,420 Strive shares. As of June 23, 2025, there were 957,719 Strive shares subject to outstanding awards under the Strive EIP and 223,244 Strive shares available for future issuance. Upon the consummation of the Merger, any awards outstanding under the Strive EIP as of such time will remain subject to the terms of the Strive EIP and the applicable award agreement, subject to adjustment at the closing of the Merger as described in more detail above. The number of Strive shares available for issuance under the Strive EIP may be amended in advance of the consummation of the Merger in accordance with the terms of the Strive EIP.

Administration

The Strive EIP is administered by the Strive Board, unless and until it delegates its duties and responsibilities to one or more committees of its directors.

The Strive Board has the authority to, among other things and subject to the limitations imposed under the Strive EIP and other applicable law, determine the eligible participants to be granted awards and the terms and conditions of such awards; construe and interpret the Strive EIP and awards granted thereunder and to establish, amend and revoke rules for the administration of the Strive EIP and awards granted thereunder; settle all controversies regarding the Strive EIP and awards granted under it; accelerate, in whole or in part, the time at which an award may be exercised or vest; approve forms of award agreements for use under the Strive EIP; suspend or terminate the Strive EIP; amend the terms of any one or more awards; effect, with the consent of any adversely affected participant, the reduction of the exercise price of any outstanding award, the cancellation of any outstanding award and the grant in substitution therefor of a new award, cash and/or other valuable consideration, or any other action that is treated as a repricing under generally accepted accounting principles; and exercise such powers and perform such acts as the Strive Board deems necessary or expedient to promote the best interests of Strive.

To the extent permitted by applicable law, the Strive Board may also delegate its authority under the Strive EIP to one or more officers to designate employees to be recipients of awards and to determine the number of shares to be granted pursuant to awards, subject to specified limits.

Eligibility

Employees, directors and consultants of Strive and certain of its affiliates are eligible to receive awards (other than Incentive Stock Options, which are limited to employees of Strive) under the Strive EIP.

Awards

The Strive EIP provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock awards.

Capitalization Adjustments

In the event there is a specified type of change in Strive’s capital structure, such as a merger, consolidation, reorganization, recapitalization, reincorporation, share dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by Strive, appropriate adjustments will be made to the class and maximum number of shares subject to the Strive EIP, the class and maximum number of shares that may be issued pursuant to the exercise of incentive stock options, the class and number of shares and price per share subject to outstanding awards and other award terms.

Corporate Transaction

The Strive EIP provides that, in the event of a “corporate transaction” (as described below), the Strive Board may take one or more of the following actions with respect to outstanding awards, contingent upon the closing or completion of the change in control:

•        arrange for the assumption, continuation or substitution of the award by the successor or acquiring corporation (or its parent);

•        arrange for the assignment to the successor or acquiring corporation (or its parent) of, any reacquisition or repurchase rights held by Strive;

•        accelerate the vesting of the award and provide for its termination prior to the effective time of the corporate transaction;

•        arrange for lapse of any reacquisition or repurchase rights held by Strive with respect to awards;

•        terminate or cancel the award to the extent not vested or not exercised prior to the effective time of the corporate transaction; or

•        make a payment, in such form as determined by the Strive Board, equal to the excess, if any, of the value of the property that would have been received if such award was exercised immediately prior to the effective time of the corporate transaction over any exercise price payable.

A “corporate transaction” is generally defined under the Strive EIP to include the following:

•        the consummation of a sale or other disposition of all or substantially all, as determined by the Strive Board in its sole discretion, of the consolidated assets of Strive and its subsidiaries;

•        the consummation of a sale or other disposition of at least 90 percent of the outstanding shares of the Company;

•        the consummation of a merger, consolidation or similar transaction following which Strive is not the surviving corporation; or

•        the consummation of a merger, consolidation or similar transaction following which Strive is the surviving corporation but the shares outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

Plan Amendment, Suspension or Termination

The Strive Board has the authority to amend, suspend or terminate the Strive EIP at any time; provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No awards may be granted under the Strive EIP while the Strive EIP is suspended or after it is terminated.

Description of Asset Entities Inc. 2022 Equity Incentive Plan

On May 2, 2022, the Asset Entities board of directors approved, and the majority stockholders ratified, the Asset Entities Inc. 2022 Equity Incentive Plan (the “Asset Entities EIP”). The purpose of the Asset Entities EIP is to advance Asset Entities’ interests and the interests of its stockholders by providing an incentive to attract, retain and reward persons performing services for Asset Entities and by motivating such persons to contribute to its growth and profitability. The maximum number of shares of Class B Common Stock that may be issued pursuant to awards granted under the Asset Entities EIP is 550,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Asset Entities EIP. However, shares tendered in payment of an option, delivered or withheld by Asset Entities to satisfy any tax withholding obligation, or covered by a stock-settled stock appreciation right or other awards that were not issued upon the settlement of the award will not again become available for grant under the Asset Entities EIP.

As of March 31, 2025, Asset Entities has granted awards for a total of 550,000 shares of Class B Common Stock under the Asset Entities EIP and has not granted any stock options under the Asset Entities EIP. As of March 31, 2025, there are no shares remaining available for issuance under the Asset Entities EIP. Asset Entities intends that awards granted under the Asset Entities EIP be exempt from or comply with Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (including any amendments or replacements of such section), and the Asset Entities EIP shall be so construed.

Summary of Principal Features of the Asset Entities EIP

Awards that may be granted under the Asset Entities EIP include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards, each as defined by the Asset Entities EIP. These awards offer officers, employees, consultants and directors the possibility of future value, depending on the long-term price appreciation of the Class B Common Stock and the award holder’s continuing service with Asset Entities.

Stock options give the option holder the right to acquire from Asset Entities a designated number of shares of Class B Common Stock at a purchase price that is fixed upon the grant of the option. The exercise price generally will not be less than the market price of the Class B Common Stock on the date of grant. Stock options granted may be either Incentive Stock Options or Non-qualified Stock Options.

Stock Appreciation Rights, or SARs, may be granted alone or in tandem with options, and have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the fair market value of the shares on the date of exercise and the exercise price of the shares under the SAR. The exercise price for SARs is normally the market price of the shares on the date the SAR is granted. Under the Asset Entities EIP, holders of SARs may receive this payment — the appreciation value — either in cash or shares of Class B Common Stock valued at the fair market value on the date of exercise. The form of payment will be determined by the administrator.

Restricted Awards are awards of shares of Class B Common Stock or rights to shares of Class B Common Stock to participants at no cost. Restricted Stock (as defined by the Asset Entities EIP) represents issued and outstanding shares of Class B Common Stock which may be subject to vesting criteria under the terms of the award within the discretion of the administrator. Restricted Stock Units (as defined by the Asset Entities EIP) represent the right to receive shares of Class B Common Stock which may be subject to satisfaction of vesting criteria under the terms of the award within the discretion of the administrator. Restricted Stock and the rights under Restricted Stock Units are forfeitable and non-transferable until they vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

The Asset Entities EIP also provides for Performance Compensation Awards, representing the right to receive a payment, which may be in the form of cash, shares of Class B Common Stock, or a combination, based on the attainment of pre-established goals.

Principal Features of the Asset Entities EIP

Purposes of the Asset Entities EIP:    The purposes of the Asset Entities EIP are (a) to enable Asset Entities and any affiliate company to attract and retain the types of employees, consultants and directors who will contribute to Asset Entities long-term success; (b) provide incentives that align the interests of employees, consultants and directors with those of the stockholders of the Asset Entities; and (c) promote the success of Asset Entities business.

Administration of the Asset Entities EIP:    The Asset Entities EIP is administered by the Asset Entities Compensation Committee. In this summary, the Asset Entities Compensation Committee is referred to as the administrator. Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards. The administrator has authority to establish, amend and rescind rules and regulations relating to the Asset Entities EIP.

Eligible Recipients:    Persons eligible to receive awards under the Asset Entities EIP are employees (including officers or directors who are also treated as employees); consultants, i.e., individuals engaged to provide consulting or advisory services to Asset Entities; and directors.

Shares Available Under the Asset Entities EIP:    The maximum number of shares of Class B Common Stock that may be delivered to participants under the Asset Entities EIP is 550,000, subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Asset Entities EIP which is canceled, forfeited or expires again become available for grants under the Asset Entities EIP. However, shares tendered in payment of an option, delivered or withheld by Asset Entities to satisfy any tax withholding obligation, or covered by a stock-settled SAR or other awards that were not issued upon the settlement of the award will not again become available for grant under the Asset Entities EIP.

Stock Options:

General.    Subject to the provisions of the Asset Entities EIP, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price.    The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant. As a matter of tax law, the exercise price for any Incentive Stock Option awarded may not be less than the fair market value of the shares on the date of grant. However, Incentive Stock Option grants to any person owning more than 10% of voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options.    An option may be exercised only in accordance with the terms and conditions of the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to Asset Entities, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of Class B Common Stock based upon the fair market value of the shares on the date of exercise.

Expiration or Termination.    Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of Incentive Stock Options, such term cannot exceed ten years provided that in the case of holders of more than 10% of voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with Asset Entities or an affiliate company terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive Stock Options and Non-Qualified Stock Options.    As described elsewhere in this summary, an Incentive Stock Option is an option that is intended to qualify under certain provisions of the Code, for more favorable tax treatment than applies to Non-qualified Stock Options. Only employees may be granted Incentive Stock Options. Any option that does not qualify as an Incentive Stock Option will be a Non-qualified Stock Option. Under the Code, certain restrictions apply to Incentive Stock Options. For example, the exercise price for Incentive Stock Options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an Incentive Stock Option may not be transferred, other than by will or the laws of descent and distribution, and is exercisable during the holder’s lifetime only by the holder. In addition, no Incentive Stock Option may be granted to a holder that is first exercisable in a single year if that option, together with all Incentive Stock Options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate market value in excess of $100,000, measured at the grant date.

Stock Appreciation Rights:    Awards of SARs may be granted alone or in tandem with stock options. SARs provide the holder with the right, upon exercise, to receive a payment, in cash or shares of stock, having a value equal to the excess of the fair market value on the exercise date of the shares covered by the award over the exercise price of those shares. Essentially, a holder of a SAR benefits when the market price of the Class B Common Stock increases, to the same extent that the holder of an option does, but, unlike an option holder, the SAR holder need not pay an exercise price upon exercise of the award.

Restricted Stock.    Restricted Stock is a grant of shares of Class B Common Stock. These awards may be subject to such vesting conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals. Restricted Stock is forfeitable and generally non-transferable until it vests. The vesting date or dates and other conditions for vesting are established when the shares are awarded. The administrator may remove any vesting or other restrictions from Restricted Stock whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of grant, such action is appropriate. Holders of Restricted Stock otherwise generally have the rights of stockholders of Asset Entities, including voting and dividend rights, to the same extent as other stockholders of Asset Entities.

Restricted Stock Units.    A Restricted Stock Unit is a right to receive stock on a future date, at which time the Restricted Stock Unit will be settled and the stock to which it granted rights will be issued to the Restricted Stock Unit holder. These awards may be subject to such vesting conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Restricted Stock Units are forfeitable and generally non-transferable until they vest. The administrator may remove any vesting or other restrictions from a Restricted Stock Unit whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of grant, such action is appropriate. A Restricted Stock Unit holder has no rights as a stockholder. The administrator may exercise discretion to credit a Restricted Stock Unit with cash and stock dividends, with or without interest, and distribute such credited amounts upon settlement of a Restricted Stock Unit, and if the Restricted Stock Unit is forfeited, such dividend equivalents will also be forfeited.

Performance Share Awards and Performance Compensation Awards:    The administrator may grant Performance Share Awards and Performance Compensation Awards. A Performance Share Award means the grant of a right to receive a number of actual shares of Class B Common Stock or share units based upon the performance of Asset Entities during a performance period, as determined by the administrator. The administrator may determine the number of shares subject to the Performance Share Award, the performance period, the conditions to be satisfied to earn an award, and the other terms, conditions and restrictions of the award. No payout of a Performance Share Award will be made except upon written certification by the administrator that the minimum threshold performance goal(s) have been achieved.

The administrator may also designate any of the other awards described above as a Performance Compensation Award (other than stock options and SARs granted with an exercise price equal to or greater than the fair market value per share of Class B Common Stock on the grant date). In addition, the administrator shall have the authority to make an award of a cash bonus to any participant and designate such award as a Performance Compensation Award. The participant must be employed by Asset Entities on the last day of the performance period to be eligible for payment in respect of a Performance Compensation Award unless otherwise provided in the applicable award agreement. A Performance Compensation Award will be paid only to the extent that the administrator certifies in writing whether and the extent to which the applicable performance goals for the performance period have been achieved and the applicable performance formula determines that the Performance Compensation Award has been earned. A performance formula means, for a performance period, one or more objective formulas applied against the relevant performance goal to determine, with regard to the Performance Compensation Award of a particular participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the performance period. The administrator will not have the discretion to grant or provide payment in respect of a Performance Compensation Award for a performance period if the performance goals for such performance period have not been attained.

The administrator will establish performance goals for each Performance Compensation Award based upon the performance criteria that it has selected. The performance criteria shall be based on the attainment of specific levels of performance of Asset Entities and may include the following: (a) net earnings or net income (before or after taxes); (b) basic or diluted earnings per share (before or after taxes); (c) net revenue or net revenue growth; (d) gross revenue; (e) gross profit or gross profit growth; (f) net operating profit (before or after taxes); (g) return on assets, capital, invested capital, equity, or sales; (h) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (i) earnings before or after taxes, interest, depreciation and/or amortization; (j) gross or operating margins; (k) improvements in capital structure; (l) budget and expense management; (m) productivity ratios; (n) economic value added or other value added measurements; (o) share price (including, but not limited to, growth measures and total stockholder return); (p) expense targets; (q) margins; (r) operating efficiency; (s) working capital targets; (t) enterprise value; (u) safety record; (v) completion of acquisitions or business expansion; (w) achieving research and development goals and milestones; (x) achieving product commercialization goals; and (y) other criteria as may be set by the administrator from time to time.

The administrator will also determine the performance period for the achievement of the performance goals under a Performance Compensation Award. At any time during the first 90 days of a performance period (or such longer or shorter time period as the administrator shall determine) or at any time thereafter, in its sole and absolute discretion, to adjust or modify the calculation of a performance goal for such performance period in order to prevent the dilution or enlargement of the rights of participants based on the following events: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor or pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in Asset Entities annual report to stockholders for the applicable year; (f) acquisitions or divestitures; (g) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (h) foreign exchange gains and losses; and (i) a change in Asset Entities fiscal year.

Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of Asset Entities, as the administrator may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the administrator deems appropriate.

In determining the actual size of an individual Performance Compensation Award, the administrator may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such reduction or elimination is appropriate. The administrator shall not have the discretion to (i) grant or provide payment in respect of Performance Compensation Awards if the performance goals have not been attained or (ii) increase a Performance Compensation Award above the maximum amount payable under the Asset Entities EIP.

Other Material Provisions:    Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of Asset Entities, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator generally has the power to accelerate the exercise or vesting period of an award. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of Asset Entities, including acceleration of vesting or payment of the value of the award in cash or stock. Except as otherwise determined by the administrator at the date of grant, awards will generally not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, to the extent provided by the terms of an award agreement and subject to the discretion of the administrator, a participant may satisfy any employee withholding tax requirements relating to the exercise or acquisition of Class B Common Stock under an award by tendering a cash payment authorizing Asset Entities to withhold shares of Class B Common Stock otherwise issuable to the participant as a result of the exercise or acquisition of Class B Common Stock under the award (in addition to the right to withhold from any compensation paid to the participant by Asset Entities). The Asset Entities board of directors has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the Asset Entities EIP or any outstanding award or may terminate the Asset Entities EIP as to further grants, provided that no amendment to the Asset Entities EIP will be made, without the approval of Asset Entities stockholders, to the extent that such approval is required by law or the rules of an applicable securities exchange, or such alteration or amendment would change the number of shares available under the Asset Entities EIP or change the persons eligible for awards under the Asset Entities EIP. No amendment to an outstanding award made under the Asset Entities EIP that would adversely affect the award may be made without the consent of the holder of such award.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

As noted above, pursuant to the Cole Employment Agreement, in the event Mr. Cole’s employment is terminated for any reason, Mr. Cole is not entitled to any payments in the nature of severance or termination payments other than any accrued but unpaid salary and vacation, reimbursement for unreimbursed business expenses and vested employee benefits (including equity compensation) to which Mr. Cole may be entitled as of the date of termination. In addition, if Mr. Cole’ employment with Strive is terminated by Strive (or any successor to Strive) for any reason other than “cause” during the 12-month period following the consummation of a Change in Control, any RSUs held by Mr. Cole for which the time condition has not yet been satisfied, the time condition will immediately deemed to have been satisfied.

As previously described, pursuant to the Pham Employment Agreement, in the event Mr. Pham’s employment is terminated without “cause” or Mr. Pham resigns for “good reason” (each as defined in the Pham Employment Agreement ), then, subject to Mr. Pham’s timely execution and non-revocation of a release of claims and continued compliance with applicable restrictive covenants, Mr. Pham will be entitled to receive (i) a lump sum payment equal to 3 months of base salary for the year in which the date of termination occurs and (ii) monthly reimbursement of COBRA premiums (less active employee rates) for 18 months following the date of his termination (or, if earlier, until the date Mr. Pham becomes eligible for substantially similar coverage from another employer or other source).

In addition, in the event Mr. Pham’s employment is terminated without cause or Mr. Pham resigns for good reason within 24 months following a “change in control” (as defined in the Pham Employment Agreement), then, subject to Mr. Pham’s timely execution and non-revocation of a release of claims and continued compliance with applicable restrictive covenants, Mr. Pham will be entitled to receive (i) a prorated bonus, if any, that Mr. Pham would have earned for the period in which the termination date occurs (or if greater, the period in which the change in control occurs) and (ii) monthly reimbursement of COBRA premiums (less active employee rates) for 18 months following the date of his termination (or, if earlier, until the date Mr. Pham becomes eligible for substantially similar coverage from another employer or other source).

Finally, if Mr. Pham’s employment with Strive is terminated by Strive (or any successor to Strive) for any reason other than “cause” during the 12-month period following the consummation of a “change in control, any RSAs or RSUs held by Mr. Pham for which the time condition has not yet been satisfied, the time condition will immediately deemed to have been satisfied.

Compensation of our Directors

None of the non-employee directors of Strive received compensation in 2024. It is anticipated that, coincident with or as soon as practicable following the Merger, New Strive will adopt a non-employee director compensation policy that provides for annual retainers and restricted stock unit grants.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Asset Entities

The following table sets forth information with respect to beneficial ownership of Asset Entities common stock as of [*], 2025 by: (i) each of its directors and named executive officers, (ii) all directors and named executive officers as a group, and (iii) each person who is known by it to beneficially own 5% or more of any class of its outstanding voting securities.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, including the percentage of any class of voting securities, all shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of [*], 2025 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each person is in the care of Asset Entities, 100 Crescent Court, 7th Floor, Dallas, TX 75201.

	Amount of Class A Common Stock		Percent of Class A Common Stock (%)(1)	Amount of Class B Common Stock		Percent of Class B Common Stock (%)(2)	Total Voting Power(3) (%)
Arshia Sarkhani, Chief Executive Officer, President and Director	1,000,000	(4)	100.0	289,921	(5)	[*]	[*]
Kyle Fairbanks, Chief Marketing Officer, Executive Vice-Chairman and Director	1,000,000	(6)	100.0	286,667	(7)	[*]	[*]
Michael Gaubert, Executive Chairman and Director	1,000,000	(8)	100.0	270,567	(9)	[*]	[*]
Richard A. Burton, Director	—		—	10,000		*	*
John A. Jack II, Director	—		—	10,000		*	*
Scott K. McDonald, Director	—		—	10,000		*	*
David Reynolds, Director	—		—	5,000		*	*
All directors and executive officers as a group (10 persons)	1,000,000		100.0	471,841		[*]	[*]
Asset Entities Holdings, LLC(11)	1,000,000		100.0	250,000		[*]	[*]

____________

*        A percentage of shares beneficially owned by a director of the Company that does not exceed one percent of the class of outstanding securities as of [*], 2025.

(1)      Based on 1,000,000 shares of Class A Common Stock issued and outstanding as of [*], 2025.

(2)      Based on [*] shares of Class B Common Stock issued and outstanding as of [*], 2025.

(3)      Shares of Class A Common Stock are entitled to ten votes for each share of Class A Common Stock. Shares of Class B Common Stock are entitled to one vote for each share of Class B Common Stock. Based a total of [*] outstanding votes as of [*], 2025, consisting of [*] votes of the Class B Common Stock and 10,000,000 votes of the Class A Common Stock.

(4)      Consists of 1,000,000 shares of Class A Common Stock held by AEH. Arshia Sarkhani is a manager, officer and owner of AEH.

(5)      Consists of (i) 39,921 shares of Class B Common Stock and (ii) 250,000 shares of Class B Common Stock held by AEH. Arshia Sarkhani is a manager, officer and owner of AEH.

(6)      Consists of 1,000,000 shares of Class A Common Stock held by AEH. Kyle Fairbanks is a manager, officer and owner of AEH.

(7)      Consists of (i) 36,667 shares of Class B Common Stock and (ii) 250,000 shares of Class B Common Stock held by AEH. Arshia Sarkhani is a manager, officer and owner of AEH. Kyle Fairbanks is a manager, officer and owner of AEH.

(8)      Consists of 1,000,000 shares of Class A Common Stock held by AEH. Michael Gaubert is an officer and indirect owner of AEH.

(9)      Consists of (i) 20,567 shares of Class B Common Stock and (ii) 250,000 shares of Class B Common Stock held by AEH. Michael Gaubert is an officer and indirect owner of AEH.

(10)    Consists of 1,000,000 shares of Class A Common Stock held by AEH. AEH’s managers, officers or other beneficial owners are Arman Sarkhani, Arshia Sarkhani, Jackson Fairbanks, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert, of which Arman Sarkhani, Arshia Sarkhani, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert are directors and executive officers of the Company.

(11)    Arman Sarkhani, Arshia Sarkhani, Jackson Fairbanks, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert are managers, officers, or beneficial owners of AEH. Each of them is deemed to beneficially own the shares of Class A Common Stock owned by AEH and has shared voting and dispositive powers over its shares.

Except as contemplated by the Merger Agreement, there are no arrangements known to Asset Entities, including any pledge by any person of Asset Entities’ securities, the operation of which may at a subsequent date result in a change in control of Asset Entities.

Security Ownership of Strive

The following table sets forth information with respect to beneficial ownership of Strive common stock as of [*], 2025 by: (i) each of its directors and named executive officers, (ii) all directors and named executive officers as a group, and (iii) each person who is known by it to beneficially own 5% or more of any class of its outstanding voting securities.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, including the percentage of any class of voting securities, all shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of [*], 2025 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each person is in the care of Strive, 200 Crescent Court, Suite 1400, Dallas, TX 75201.

	Amount of Class A Voting Common Stock	Amount of Class B Non-Voting Common Stock		Percent of Class A (%)(1)	Percent of Class B (%)(2)
Vivek Ramaswamy	1,600,000	5,111	(3)	80.0
Ramaswamy 2021 Irrevocable Trust	400,000	0		20.0
Matt Cole(4)	—	—		*	*
Ben Pham(5)	*	48,020		*	12.0
Logan Beirne	—	—		*	*
Colin Greenspon	—	—		*	*
William Kappaz	—	—		*	*
Scott Letier	—	—		*	*
All directors and executive officers as a group	—	48,020		*	12.0

____________

*        Less than 1%.

(1)      Based on 2,000,000 shares of Class A Voting Common Stock issued and outstanding as of [*], 2025.

(2)      Based on 400,970 shares of Class B Non-Voting Common Stock issued and outstanding as of [*], 2025.

(3)      Includes 5,111 shares of Series B Preferred Stock.

(4)      Matt Cole does not have beneficial ownership of Strive common stock within the meaning of beneficial ownership described above. He owns unvested restricted stock units, which may vest in connection with the Merger.

(5)      Other than as set forth above, Ben Pham does not have beneficial ownership of Strive common stock within the meaning of beneficial ownership described above. He owns unvested restricted stock units, which may vest in connection with the Merger.

In the Merger, all Strive Capital Stock will convert into New Class B Common Stock at the Exchange Ratio.

Security Ownership of New Strive After the Merger

As a result of the Merger, the aggregate number of shares of Consideration Stock issued to the holders of Strive Capital Stock in respect thereof, together with the number of shares of New Common Stock underlying (x) Strive RSUs (solely to the extent vested) and (y) Strive RSAs (solely to the extent vested), in each case of clauses (x) and (y), assumed by Asset Entities or converted into or substituted for restricted stock units or restricted stock awards, as applicable, of Asset Entities, in each case, as of the Effective Time, will result in such holders (together with the holders of such Strive RSUs and Strive RSAs) then holding 94.2% of the Pro Forma Share Total (as defined in the Merger Agreement). The holders of shares of Existing Common Stock issued and outstanding as of immediately prior to the Effective Time will collectively own 5.8% of the Pro Forma Share Total (as defined in the Merger Agreement). Such percentages are subject to dilution for certain issuances of securities by Asset Entities, including in connection with the PIPE Financing. After giving effect to the PIPE Financing (assuming full exercise of the warrants issued in the PIPE Financing), holders of Strive Capital Stock are expected to own approximately 19.3% of the New Common Stock of New Strive. Since such holders are being issued New Class B Common Stock in the Merger, which is entitled to ten votes per share, such holders are expected to control approximately 70.1% of the voting power of New Common Stock immediately after the Closing.

DESCRIPTION OF SECURITIES

The following is a summary of the terms of the securities of New Strive following the Merger. This summary does not purport to be complete nor does it represent all information which you might find to be important for understanding New Common Stock. This summary is subject to, and qualified in its entirety by reference to, the A&R Articles of Incorporation and A&R Bylaws of New Strive, copies of which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

General

Following the Closing, New Strive’s authorized capital stock will consist of a number of shares of New Class A Common Stock and New Class B Common Stock as determined by Strive prior to the Effective Time.

Common Stock

Common stock.    All outstanding shares of common stock to be issued in connection with the consummation of the Merger will be duly authorized, validly issued, fully paid and non-assessable.

New Class A Common Stock.    The New Class A Common Stock, par value $0.001 per share, of Asset Entities, as set forth in the A&R Articles of Incorporation.

New Class B Common Stock.    The New Class B Common Stock, par value $0.001 per share, of Asset Entities, as set forth in the A&R Articles of Incorporation.

Voting rights.    The holders of New Class A Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, and the holders of New Class B Common Stock are entitled to ten votes per share on all matters to be voted upon by the stockholders.

Dividend rights.    Subject to preferences that may be applicable to any outstanding preferred stock, the holders of New Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor.

Rights upon liquidation.    In the event of liquidation, dissolution or winding up of New Strive, the holders of New Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Conversion rights.    Shares of New Class B Common Stock will automatically convert into shares of New Class A Common Stock upon the transfer thereof (other than for certain permitted transfers). Holders of New Class B Common Stock may also elect to convert their New Class B Common Stock into New Class A Common Stock upon notice to New Strive. Vivek Ramaswamy, who immediately after the Effective Time will be the largest holder of voting power of New Strive, may elect to cause New Strive to convert all New Class B Common Stock into New Class A Common Stock.

Other rights.    The holders of New Common Stock have no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Amendment of Articles of Incorporation

Amendments to the company’s articles of incorporation must first be approved by the board of directors and then submitted to the stockholders for approval, requiring the affirmative vote of holders of at least a majority of the outstanding shares. However, once the New Common Stock held by the stockholders that are party to the Stockholders Agreement ceases to represent at least twenty-five percent (25%) of the company’s total voting power, the provisions contained in Articles Five through Twelve thereof may not be amended, repealed, or otherwise altered — including through the adoption of new provisions intended to override or circumvent them — unless such changes are approved by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of all outstanding voting securities, voting together as a single class.

Amendment of Bylaws

The board of directors of New Strive holds the non-exclusive authority to adopt, amend, or repeal the company’s bylaws, except as otherwise provided in the bylaws themselves. Stockholders entitled to vote also possess the power to amend, modify, repeal, or adopt new bylaw provisions at any annual or special meeting, provided advance notice of the proposed changes is given. Any stockholder-initiated amendments must either be approved by the board of directors or receive the affirmative vote of (i) a majority of the total voting power of all outstanding voting securities entitled to vote in the election of directors, voting as a single class, for so long as New Common Stock held by the stockholders that are party to the Stockholders Agreement represents at least twenty-five percent (25%) of New Strive’s total voting power, or (ii) sixty-six and two-thirds percent (66 2/3%) of such voting securities, voting as a single class, if New Class B Common Stock is no longer outstanding or falls below the twenty-five percent (25%) threshold.

Election and Removal of Directors

Subject to the rights of any preferred stock series entitled to elect directors separately, the board shall consist of a minimum of five (5) and a maximum of eleven (11) directors. Unless otherwise specified in the articles of incorporation, the directors shall be divided into three (3) classes — Class I, Class II, and Class III — with each class comprising approximately one-third (1/3) of the total number of directors.

Stockholders seeking to nominate individuals for election to the board of directors or to propose other business at a stockholder meeting must provide advance written notice and comply with specific procedural and content requirements. To bring such matters before an annual meeting, the stockholder must be a record holder at the time notice is given, be entitled to vote at the meeting, and deliver notice to the secretary at the company’s principal executive offices no earlier than the 120th day and no later than the close of business on the 90th day prior to the first anniversary of the previous year’s annual meeting. If the meeting date is advanced by more than 60 days or delayed by more than 30 days from the prior year’s anniversary date, notice must be delivered no earlier than the 120th day before the meeting and no later than the later of the 90th day before the meeting or the 10th day after public announcement of the meeting date. A public announcement of an adjournment or postponement does not restart or extend the notice period.

Directors are elected at the annual meeting of stockholders on a staggered three-class basis, except in cases of vacancies. Each director elected serves until a successor is duly elected and qualified. Directors may be removed from office only for cause and only by the affirmative vote of at least two-thirds (2/3) of the voting power of the shares entitled to vote generally in the election of directors, voting together as a single class.

Limitations on Written Consents

Any action that is required or permitted to be taken at a meeting of the board of directors or any of its committees may be taken without a meeting if all members (excluding any who abstain in writing in accordance with NRS 78.315(2)) provide written consent or consent by electronic transmission. These consents must be filed with the official minutes of the board or committee proceedings, in either paper or electronic form, consistent with how the minutes are maintained. For so long as the New Common Stock held by the stockholders that are party to the Stockholders Agreement represents at least twenty-five percent (25%) of the company’s total voting power, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. However, once the New Common Stock held by the stockholders that are party to the Stockholders Agreement ceases to represent at least twenty-five percent (25%) of the company’s total voting power, any action required or permitted to be taken at any annual or special meeting of stockholders may only be taken upon a vote of stockholders at an annual or special meeting of stockholders duly noticed and called in accordance with the Bylaws and the NRS and may not be taken by written consent of stockholders without a meeting.

Stockholder Meetings

Written notice of a stockholder meeting must be delivered to each stockholder of record entitled to vote no fewer than ten (10) and no more than sixty (60) days before the meeting. The notice must include the physical location, if any, the date and time, any means of remote communication by which stockholders and proxy holders may be deemed present and vote, the record date for determining voting eligibility, and, for special meetings, the purpose(s) of the meeting. Unless otherwise specified, no additional notice is required for adjourned meetings if the time, location (if any), and remote communication means (if any) are announced at the original meeting. However, if the adjournment lasts more than sixty (60) days or a new record date is set, a new notice must be provided.

Restrictions on Beneficial Ownership

New Strive is authorized to redeem, suspend rights of, or require the sale of shares of New Common Stock or preferred stock if a stockholder, together with its Affiliates, would otherwise exceed twenty percent (20%) of the total voting power of New Strive’s outstanding capital stock. In such instances, New Strive may (i) redeem a sufficient number of shares to eliminate the excess, at a price equal to either a mutually agreed amount or, if no agreement is reached, seventy-five percent (75%) of fair market value if the holder is at fault for exceeding such percentage, or one hundred percent (100%) if not at fault, as determined in good faith by disinterested members of the board, (ii) suspend ownership rights causing the excess, or (iii) require the sale of the necessary number of shares, which the holder must promptly carry out. Notice of redemption shall be given in writing between fifteen (15) and thirty (30) days, or a shorter period as determined by the Board, prior to the redemption date, by first class mail, overnight courier, or electronic mail, specifying the redemption details. Upon surrender, the redemption price shall be paid, and if fewer than all shares represented by a certificate are redeemed, a new certificate shall be issued for the remainder. From the redemption date, unless New Strive defaults on payment, all rights in the redeemed shares shall terminate, and such shares shall no longer be transferable or deemed outstanding. These provisions do not apply to Strive, its Affiliates, or Permitted Transferees, and New Strive has no authority to redeem, suspend, or require the sale of any shares held by such parties, notwithstanding any contrary provision in the Articles of Incorporation.

Corporate Opportunity Waiver

No Non-Employee Director (including any Non-Employee Director who serves as an officer in both his or her director and officer capacities) or his or her affiliates shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which New Strive or any of its affiliates engages or proposes to engage or (ii) otherwise competing with New Strive or any of its affiliates, and, to the fullest extent permitted by law, no such person shall be liable to New Strive or its stockholders or to any affiliate of New Strive for breach of any fiduciary duty solely by reason of the fact that such person engages in any such activities or did not communicate or offer such activities to New Strive. However, New Strive does not renounce its interest in any corporate opportunity offered to any Non-Employee Director if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of New Strive.

Listing

New Strive intends to apply to list its New Class A Common Stock on Nasdaq Global Market under the symbol “[•].”

Transfer Agent and Registrar

The transfer agent and registrar for the New Class A Common Stock is expected to be [•].

COMPARISON OF STOCKHOLDER RIGHTS

As a result of the Organizational Documents Amendments, the rights of the stockholders of New Strive will be governed by Nevada law and the A&R Articles of Incorporation and A&R Bylaws.

Many of the principal attributes of New Common Stock and Existing Common Shares will be similar. However, there are differences between the A&R Articles of Incorporation and A&R Bylaws and the Articles of Incorporation and Bylaws currently in effect. The following is a summary comparison of certain of such differences. The discussion in this section does not include a description of rights or obligations under the United States federal securities or tax laws or Nasdaq listing requirements or of New Strive’s or Asset Entities’ governance or other policies.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the NRS, the A&R Articles of Incorporation and A&R Bylaws, as they will be in effect from and after the Effective Time, and the Articles of Incorporation and Bylaws. See “Risk Factors — The shares of New Common Stock will have different rights from the shares of Existing Common Stock” for more information. Capitalized terms used but defined herein have the respective meanings given to such terms in the Articles of Incorporation, Bylaws, A&R Articles of Incorporation or A&R Bylaws, as applicable.

Provision	Asset Entities	New Strive
ELECTIONS; VOTING; PROCEDURAL MATTERS
Authorized Capital Stock

The authorized capital stock of Asset Entities consists of 90,000,000 shares, consisting of (i) 40,000,000 shares of common stock, $0.0001 par value per share, of which 2,000,000 shares are designated Class A Common Stock, and 38,000,000 shares are designated as Class B Common Stock; and (ii) 50,000,000 shares of “blank check” Preferred Stock, $0.0001 par value per share, of which 660 shares are designated as Series A Convertible Preferred Stock, $0.0001 par value per share.

The authorized capital stock of New Strive will consist of numbers of shares of New Class A Common Stock, New Class B Common Stock and “blank check” preferred stock, as determined by Strive prior to the Effective Time.

Number of Directors

The bylaws provide that the initial number of directors of Asset Entities shall be three (3). Thereafter, the number of directors of the Asset Entities shall be fixed as the board of directors of Asset Entities may from time to time designate. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

The A&R Bylaws provide that, subject to the terms of any series of preferred stock entitled to separately elect directors, (i) the board of directors shall consist of a minimum of five (5) and a maximum of eleven (11) directors and (ii) except as otherwise provided in the articles of incorporation, each director shall be divided into three (3) classes: Class I, Class II and Class III. Each class shall consist of, as nearly as possible, of one-third (1/3rd) of the total number of directors.

Stockholder Nominations and Proposals

The bylaws require advance notice of stockholder nominations of persons for election to the board of directors and of business to be brought by stockholders before any meeting of the stockholders. For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must deliver notice to the secretary at the principal office of Asset Entities not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the

The A&R Bylaws require advance notice of stockholder nominations of persons for election to the board of directors and of business to be brought by stockholders before any meeting of the stockholders. Except as otherwise provided in the articles of incorporation, for nominations or other business to be properly brought before an annual meeting by a stockholder, a stockholder must be a record holder at the time of notice, be entitled to vote at the meeting and comply with the specific notice requirements as to the contents of the notice set forth in the bylaws. Notice must

Provision	Asset Entities	New Strive

preceding year’s annual meeting. The bylaws set forth specific requirements as to the contents of the notice, provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’ s annual mee ting, notice by the stockholder to be timely must be so received (i) not earlier than the close of business on the one hundred twentieth (120th) day prior to the currently proposed annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) business day following the day on which public announcement of the date of such meeting is first made, whichever of (i) or (ii) occurs first.

be delivered in writing to the secretary at the principal executive offices of New Strive not less than ninety (90) days nor more than one hundred twenty (120)) days prior to the first anniversary of the preceding year’s annual meeting of stockholders. However, if the date of the annual meeting is advanced more than sixty (60) days before or delayed more than thirty (30) days after the anniversary of the prior year’s meeting, the stockholder’s notice must be delivered no earlier than the one hundred twenty (120) days prior to such meeting and no later than the later of ninety (90) days prior to the meeting or the tenth (10th) day following the day on which public announcement of the meeting date is first made. The public announcement of an adjournment or postponement of an annual meeting does not commence a new time period or extend any time period for the delivery of the stockholder’s notice.

Classified Board of Directors

Asset Entities does not have a classified board of directors. The bylaws provide that the directors shall be elected at the annual meeting of stockholders, except in the case of vacancies, and each director elected shall hold office until a successor has been elected and qualified.

The board of directors of New Strive shall be classified in three (3) classes as described above. The A&R Bylaws provide that directors shall be elected at the annual meeting of stockholders on a staggered three-class basis, except in the case of vacancies, and each director elected shall hold office until a successor has been elected and qualified.

Removal of Directors

The bylaws provide that Special Meetings of the stockholders may be called by the Chief Executive Officer or the President, or shall be called by the President or Secretary at the request in writing of a majority of the board of directors of Asset Entities or at the request in writing of the holders of at least 30% of all the shares issued, outstanding and entitled to vote.

The A&R Bylaws provide that directors may only be removed from office in accordance with the articles of incorporation. The A&R Articles of Incorporation provide that no director may be removed from office by the stockholders except for cause and with the affirmative vote of the holders of not less than two-thirds (2/3rds) of the voting power of the shares then entitled to vote generally in the election of directors, voting together as a single class.

Vacancies

The bylaws provide that any vacancy occurring in the board of directors of Asset Entities by death, resignation, removal or otherwise may be filled by an affirmative vote of at least a majority of the remaining directors though less than a quorum of the board of directors of Asset Entities. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. A directorship to be filled by reason of an increase in the number of directors may be filled by the board of directors of Asset Entities for a term of office only until the next election of one or more directors by the stockholders.

The A&R Bylaws provide that, for so long as the New Common Stock held by the stockholders that are party to the Stockholders Agreement represents at least twenty-five percent (25%) of New Strive’s total voting power, any vacancy occurring on the board of directors by death, resignation, removal or otherwise, or any directorship to be filled by reason of an increase in the amount of directors, may be filled by the affirmative vote of the holders of a majority of the shares then entitled to vote generally in the election of directors, voting together as a single class. From and after the date when the New Common Stock held by the stockholders that are party to the Stockholders

Provision	Asset Entities	New Strive

Agreement no longer represents at least twenty-five percent (25%) of New Strive’s total voting power, vacancies on the board of directors resulting from death, resignation, removal or otherwise, and newly created directorships resulting from any increase in the number of directors, shall be filled solely by a majority then in office, although less than a quorum, or by the sole remaining director. Subject to the terms of any series of preferred stock entitled to separately elect directors and the provisions of the A&R Articles of Incorporation, whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so elected shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected. If there are no directors in office, an election may be held in accordance with the NRS.

Notice of Stockholder Meeting

The bylaws provide that written or printed notice stating the place, day and hour of any meeting of the stockholders and, in case of a Special Meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Chief Executive Officer, the President, the Secretary, or the officer or person calling the meeting, to each stockholder of record entitled to vote at the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the mail, addressed to the stockholder at his address as it appears on the stock transfer books and records of Asset Entities or its transfer agent, with postage thereon prepaid.

The A&R Bylaws provide that written notice stating the physical location, if any, date and hour of any meeting of stockholders, the means of remote communication, if any, by which stockholders and proxy holders may be deemed present and vote, the record date for determining stockholders entitled to notice of, and to vote at, such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder of record entitled to notice of such meeting. Unless otherwise provided in the bylaws, when a meeting is adjourned, no notice need be given if the time, location, if any, and remote communication means, if any, are announced at the meeting at which the adjournment is taken. If the adjournment is for more than sixty (60) days, or a new record date is set, notice shall be given.

Quorum

The bylaws provide that at all meetings of the stockholders, the presence in person or by proxy of the holders of a majority of the shares issued and outstanding and entitled to vote shall be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by law, by the articles of incorporation or by the bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by

The A&R Bylaws provide that all meetings of the stockholders, the presence in person or by proxy (regardless of whether the proxy has authority to vote on any matter) of the holders of a majority of the voting power of all outstanding capital stock entitled to vote shall constitute a quorum for the transaction of business, except as otherwise provided by the NRS, the articles of incorporation or elsewhere in the bylaws. However, if such quorum shall not be present at any meeting of the stockholders, either the chairman of the meeting or the holders of a

Provision	Asset Entities	New Strive

proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

majority in voting power of the shares present in person or represented by proxy shall have the power to adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

Voting

The bylaws provide that when a quorum is present at any meeting of Asset Entities stockholders, the vote of the holders of a majority of the shares having voting power present in person or represented by proxy at such meeting shall decide any questions brought before such meeting, unless the question is one upon which, by express provision of law, the articles of incorporation or the bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Voting for directors shall be by plurality vote at the annual meeting of the stockholders, except as otherwise provided in the bylaws. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Each share of New Class A Common Stock is entitled to one vote per share, and each share of New Class B Common Stock is entitled to ten votes per share. When a quorum is present at any meeting of the stockholders, unless otherwise provided in the A&R Articles of Incorporation or the bylaws and subject to the NRS, in all matters other than the election of directors, the affirmative vote of a majority in voting power of shares of capital stock present in person or represented by proxy (regardless of whether the proxy has authority to vote on any matter) and entitled to vote thereon shall be the act of the stockholders.. Voting for directors shall be by directors shall be elected by a plurality of the voting power of shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors. A proxy may be appointed in writing or by any means of electronic communication permitted by law and shall be valid for six (6) months unless otherwise stated, subject to the NRS. Abstentions shall not count as votes cast for or against any proposal or nominee.

Written Consents

The bylaws provide that any action required or permitted by law, the articles of incorporation, or the bylaws to be taken at a meeting of the stockholders of Asset Entities may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. Such signed consents shall be delivered to the Secretary for inclusion in the minute book of Asset Entities.

The A&R Bylaws provide that any action required or permitted to be taken at a meeting of the board of directors or any committee thereof may be taken without a meeting if all members of the board or committee (other than the director(s) abstaining in writing pursuant to and in accordance with NRS 78.315(2)) consent in writing or by electronic transmission. Such written consents or electronic transmissions shall be filed with the minutes of the board or committee proceedings, either in paper form if the minutes are maintained in paper form or in electronic form if maintained electronically.

Cumulative Voting	Neither the articles of incorporation or the bylaws have a provision granting cumulative voting rights to stockholders.	The A&R Articles of Incorporation and A&R Bylaws provide that there shall be no cumulative voting in the election of directors.

Provision	Asset Entities	New Strive
Conversion Rights

The articles of incorporation provide that the holders of the Class A Common Stock shall have conversion rights as follows: (i) Right to Convert. Each share of Class A Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of Asset Entities or any transfer agent for such stock, and without the payment additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class B Common Stock; (ii) Automatic Conversion. Each share of Class A Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon a transfer of such share, provided, however, that if a holder of Class A Common Stock transfers any shares of Class A Common Stock to another holder of Class A Common Stock, then such transfer will not be automatically converted.

The A&R Articles of Incorporation provide that each share of New Class B Common Stock shall be convertible, at the holder’ option, at any time upon written notice to New Strive into one (1) fully paid and nonassessable share of New Class A Common Stock. Prior to any voluntary conversion, the stockholder must surrender the certificate(s), if any, representing such shares at New Strive’s principal office or the office of any transfer agent, coupled with a written notice of the election to convert and the name(s) in which the certificate(s), if any, for the New Class A Common Stock are to be issued, or in which the shares are to be registered if uncertified. Conversion shall be deemed effective immediately prior to the close of business on the date of such surrender and notice, and the person entitled to receive the New Class A Common Stock shall be treated as the record holder as of such date. Each share of New Class B Common Stock shall automatically convert into one (1) fully paid and nonassessable share of New Class A Common Stock upon a Transfer, other than the Permitted Transfer, of such share. Additionally, all outstanding shares of New Class B Common Stock shall automatically convert into New Class A Common Stock upon the date and time or occurrence of an event, specified by the affirmative vote or written consent, if permitted, of the holders of a majority of the total voting power of the New Class B Common Stock. If New Strive has reason to believe that a Transfer triggering automatic conversion has occurred but such transfer is not yet reflected in New Strive’s stock ledger, New Strive may request that the stockholder provide affidavits or other evidence sufficient to determine whether such Transfer has occurred. If the requested evidence is not provided within ten (10) days after New Strive’s request, the relevant shares shall be automatically converted into shares of New Class A Common Stock as provided therein. Additionally, at the election of Vivek Ramaswamy in his sole discretion, all of the issued and outstanding shares of Class B Common Stock shall be converted by the Corporation into fully paid and nonassessable shares of Class A Common Stock. Any converted New Class B Common Stock shall be retired and not reissued.

Provision	Asset Entities	New Strive
Redemption Rights	N/A

The A&R Articles of Incorporation provide that New Strive may redeem, suspend rights of or require the sale of shares of New Common Stock or preferred stock if a stockholder acquires additional shares of New Common Stock or preferred stock, or is otherwise attributed with ownership of such shares, that would cause such stockholder (together with their Affiliates) to be the beneficial owner of capital stock having more than twenty percent (20%) of the total voting power of the outstanding voting shares of all classes and series of the capital stock. In such case, New Strive may (i) redeem a sufficient number of shares to eliminate the excess ownership at a price equal to (a) a mutually agreed amount or (b) if no other agreement is reached, seventy-five percent (75%) of fair market value if the holder is at fault or one hundred percent (100%) if the holder is not at fault, which is determined in good faith by the disinterested board members, (ii) suspend ownership rights the exercise of which causes or could cause such excess or (iii) require the sale of shares necessary to eliminate the excess, which the holder must promptly effect. At least fifteen (15) but not more than thirty (30) days, or a shorter period as determined by the board of directors, before the redemption date, written notice shall be sent to each record holder of shares to be redeemed, specifying the number of shares, redemption date, redemption price, payment location and the procedure for surrendering certificates, if any. Upon the surrender, the redemption price shall be paid. The foregoing redemption rights will not apply to Vivek Ramaswamy or any of his affiliates or Permitted Transferees, and New Strive shall have no authority to redeem, suspend or require the sale of any shares held by such persons.

Protective Provisions	N/A

The A&R Articles of Incorporation provide that New Strive shall not amend, alter, repeal or waive (i) Sections 3, 4 (other than 4(d)) or 9 of Article 4 of the A&R Articles of Incorporation, whether by merger, consolidation or otherwise, or adopt any provision inconsistent therewith, without first obtaining the affirmative vote or written consent, if permitted under the A&R Articles of Incorporation at such time, of the holders of a majority of the then outstanding shares of New Class B Common Stock, voting as a separate class or (ii) Section 4(d) of Article 4 of the A&R Articles of Incorporation without first obtaining the written consent of the Vivek Ramaswamy, in each case, in addition to any other vote required by law, the articles of incorporation or the bylaws.

Provision	Asset Entities	New Strive
LIQUIDATION; DIVIDENDS
Liquidation preferences	N/A

The A&R Articles of Incorporation provide that, subject to the rights of any holders of preferred stock then outstanding, upon the dissolution, liquidation or winding up of New Strive, whether voluntary or involuntary, the holders of New Class A Common Stock and New Class B Common Stock will be entitled to receive ratably all assets of New Strive available for distribution to its stockholders. Any disparate or different treatment of shares of New Class A Common Stock and New Class B Common Stock with respect to such distributions must be approved in advance by the affirmative vote or written consent, if permitted, of the stockholders of a majority of the outstanding shares of New Class A Common Stock and New Class B Common Stock, each voting separately as a class (or, if any holders of preferred stock are entitled to vote together with the holders of New Common Stock, as a single class with such preferred stock holders). Notwithstanding the foregoing, shares of one class may receive different or disproportionate distributions or payments in connection with a merger, consolidation or other transaction if the only difference in the per share distribution is that any securities distributed to the holders of New Class B Common Stock carry ten (10) times the voting power of the securities distributed to holders of New Class A Common Stock.

Declaration and Payment of Dividends

The bylaws provide that, subject to the articles of incorporation, dividends, if any, may be declared by the board of directors of Asset Entities at any regular or Special Meeting. Dividends may be declared and paid in cash, in property, or in shares of Asset Entities, subject to the provisions of the NRS and the articles of incorporation. The board of directors may fix in advance a record date for the purpose of determining stockholders entitled to receive payment of any dividend, such record date to be not more than sixty (60) days prior to the payment date of such dividend, or the board of directors of Asset Entities may close the stock transfer books for such purpose for a period of not more than sixty (60) days prior to the payment date of such dividend. In the absence of any action by the board of directors of Asset Entities, the date upon which the board of directors of Asset Entities adopts the resolution declaring such dividend shall be the record date.

The A&R Bylaws provide that, subject to the NRS and the articles of incorporation, if any, the board of directors may declare and pay dividends and other distributions upon the shares of capital stock of New Strive, which dividends may be paid either in cash, in property or in shares of New Strive’s capital stock. The articles of incorporation provide that the New Class A Common Stock and New Class B Common Stock shall be treated equally, identically and ratably on a per share basis with respect to any dividends or other distributions as may be declared and paid from time to time by the board of directors out of any assets legally available therefor; provided, that in the event a dividend is paid in the form of shares of New Class A Common Stock or New Class B Common Stock (or rights to acquire such shares), holders of New Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of New Class B Common Stock shall receive shares of Class B Common Stock, with holders of shares of New Class A Common Stock and

Provision	Asset Entities	New Strive

New Class B Common Stock receiving, on a per share basis, an identical number of shares of New Class A Common Stock or Class B Common Stock, as applicable. Notwithstanding the foregoing, the board of directors may pay or make a disparate dividend or other distribution per share of New Class A Common Stock or New Class B Common Stock if approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time) of the holders of a majority of the outstanding shares of New Class A Common Stock and New Class B Common Stock, each voting separately as a class (or, if any holders of preferred stock are entitled to vote together with the holders of New Common Stock, as a single class with such holders of preferred stock).

Corporate Opportunity	The articles of incorporation do not include a corporate opportunity waiver.

No member of the board of directors who are not employees of New Strive (a “Non-Employee Director”) (including any Non-Employee Director who serves as an officer in both his or her director and officer capacities) or his or her affiliates shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which New Strive or any of its affiliates engages or proposes to engage or (ii) otherwise competing with New Strive or any of its affiliates, and, to the fullest extent permitted by law, no such person shall be liable to New Strive or its stockholders or to any affiliate of New Strive for breach of any fiduciary duty solely by reason of the fact that such person engages in any such activities or did not communicate or offer such activities to New Strive. However, New Strive does not renounce its interest in any corporate opportunity offered to any Non-Employee Director if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of New Strive.

Combination with Interested Stockholders	The articles of incorporation opt out of Sections 78.411 through 78.444, inclusive of the NRS.

Until the date on which the New Common Stock held by the stockholders that are party to the Stockholders Agreement represents less than 25% of the total voting power of New Strive, New Strive elects not to be governed by Sections 78.411 through 78.444, inclusive, of the NRS. From and after such date, New Strive shall immediately and automatically, without further action, become governed by NRS 78.411 through 78.444, inclusive.

Provision	Asset Entities	New Strive
INDEMNIFICATION OF OFFICERS AND DIRECTORS AND ADVANCEMENT OF EXPENSES; LIMITATION ON PERSONAL LIABILITY
Indemnification

The articles of incorporation provide that Asset Entities may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Asset Entities, or is or was serving at the request of Asset Entities as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the NRS. The bylaws provide that Asset Entities shall indemnify its directors and officers to the fullest extent not prohibited by the NRS or any other applicable law; provided, however, that Asset Entities may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that Asset Entities shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (a) such indemnification is expressly required to be made by law, (b) the proceeding was authorized by the board of directors of Asset Entities, (c) such indemnification is provided by Asset Entities, in its sole discretion, pursuant to the powers vested in Asset Entities under the NRS or any other applicable law or (d) such indemnification is required to be made under Section 6.4 of the bylaws.

The A&R Articles of Incorporation provide that New Strive shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to or otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or employee of New Strive or, while a director, officer or employee of New Strive, served at the request of New Strive as a director, officer, manager or managing member, employee, agent or trustee of another entity or enterprise, against all liability and loss suffered and expenses reasonably incurred, including attorneys’ fees, judgments, fines, excise taxes and amounts paid in settlement, to the fullest extent permitted by the NRS. Notwithstanding the foregoing, except as otherwise provided in the A&R Articles of Incorporation, in the case of proceedings brought to enforce rights to indemnification, advancement of expenses or compulsory counterclaims brought by the indemnitee, New Strive shall not be required to indemnify any person in connection with a proceeding initiated by such person unless the board of directors authorized the initiation of such proceeding.

Advancement of Expenses

The bylaws provide Asset Entities shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Asset Entities, or is or was serving at the request of Asset Entities as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding, provided, however, that, if the NRS requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including,

An indemnitee shall also have the right, to the fullest extent not prohibited by applicable law, to be paid by New Strive the expenses (including attorneys’ fees) incurred by such person in appearing at, participating in or defending any proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the applicable provisions of the A&R Articles of Incorporation, subject in certain instance to the receipt of an undertaking by such person to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified or entitled to advancement of expenses.

Provision	Asset Entities	New Strive

without limitation, service to an employee benefit plan) shall be made only upon delivery to Asset Entities of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section of the bylaws or otherwise. Notwithstanding the foregoing, unless otherwise determined pursuant to Section 6.5 of the bylaws, no advance shall be made by Asset Entities to an officer of Asset Entities (except by reason of the fact that such officer is or was a director of Asset Entities, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (a) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (b) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (c) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of Asset Entities.

Limitation of Liability

The articles of incorporation provide that no director or officer shall be personally liable to Asset Entities or any of its stockholders for damages for any breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, of (ii) for the payment of dividends in violation of Section 78.300 of the NRS. Any repeal or modification of this provision of the articles of incorporation by the stockholders of Asset Entities shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director or officer of Asset Entities for acts or omissions prior to such repeal or modification.

The liability of directors and officers is eliminated or limited to the fullest extent permitted by the NRS. If and to the extent Vivek Ramaswamy is deemed to have fiduciary duties to New Strive or any of its stockholders, such duties are eliminated or limited to the fullest extent permitted by the NRS or other applicable law.

Provision	Asset Entities	New Strive
AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS
Amendment of Articles of Incorporation

An amendment to the articles of incorporation requires that the board of directors adopt a resolution setting forth the amendment proposed and submit the proposed amendment to the stockholders for approval. Stockholders holding shares representing at least a majority of the voting power must approve the amendment. If any proposed amendment would adversely alter or change any preference or any relative or other right given to any class or series of outstanding shares, then, in addition to any approval otherwise required, the amendment must be approved by the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment regardless of limitations or restrictions on the voting power thereof. The amendment does not have to be approved by the holders of shares representing a majority of the voting power of each class or series whose preference or rights are adversely affected by the amendment if the articles of incorporation specifically deny the right to vote on such an amendment.

An amendment to the A&R Articles of Incorporation requires that the board of directors must first approve the amendment and submit the proposed amendment to the stockholders for approval. Stockholders holding at least a majority of the shares must approve the amendment. However, once the New Common Stock held by the stockholders that are party to the Stockholders Agreement does not represent at least twenty-five percent (25%) of the total voting power, (i) the provisions of Articles 5 through 12 of the A&R Articles of Incorporation may not be amended or repealed and no new provision may be adopted to modify, override or circumvent the A&R Articles of Incorporation unless the amendment is approved by the affirmative vote of the stockholders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of all outstanding voting securities generally entitled to vote in the election of directors, voting together as a single class.

Amendment of Bylaws

The articles of incorporation provides that the board of directors of Asset Entities shall have the power to make, alter, amend or repeal the bylaws of Asset Entities, except to the extent that the bylaws otherwise provide. The bylaws provide that the stockholders of Asset Entities shall also have the power to amend, modify or repeal the bylaws, or adopt any new provision, at a duly called meeting of the stockholders; provided, that notice of the proposed amendment, modification or repeal was given in the notice of the meeting.

Unless a higher percentage is required by the articles of incorporation as to any matter that is the subject of the A&R Bylaws, the A&R Bylaws may be amended by (i) the board of directors or (ii) the affirmative vote of the holders of not less than (x) prior to the date on which the New Common Stock held by the stockholders that are party to the Stockholders Agreement represents less than 25% of the total voting power of New Strive, a majority of the total voting power of all outstanding securities generally entitled to vote in the election of directors, voting together as a single class and (y) after such date, 66 2/3% of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

LEGAL MATTERS

The validity of the New Common Stock being issued to the Strive stockholders will be passed upon by Bevilacqua PLLC. The material U.S. federal income tax consequences of the Merger will be passed upon by KPMG LLP, special tax counsel to Strive.

EXPERTS

The consolidated financial statements of Asset Entities contained in this proxy statement/prospectus as of and for the years ended December 31, 2024 and 2023 have been audited by WWC, P.C., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Strive included in this proxy statement/prospectus as of and for the years ended December 31, 2024 and 2023 have been audited by KPMG, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ASSET ENTITIES STOCKHOLDER PROPOSALS

For a stockholder proposal to be considered for inclusion in Asset Entities proxy statement for the 2025 annual meeting of stockholders (the “2025 Annual Meeting”) in accordance with Rule 14a-8 under the Exchange Act, the proposal must be received by the Secretary of Asset Entities at 100 Crescent Ct, 7th Floor, Dallas, TX 75201, no later than April 24, 2025, unless the 2025 Annual Meeting date is held prior to September 1, 2025 or after October 31, 2025, in which case the proposal may be submitted a reasonable time before Asset Entities begins to print and send its proxy materials for the 2025 Annual Meeting. A proposal which is received after the applicable date, or which otherwise fails to meet the requirements for stockholder proposals established by the SEC, will not be included. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement. The proposal must also comply with the other requirements for stockholder proposals under Rule 14a-8 under the Exchange Act in order for it to be required to be included in Asset Entities proxy statement for the 2025 Annual Meeting. In addition, if the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, Asset Entities may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such proposal.

If a stockholder wishes to have a proposal included in Asset Entities proxy statement for the 2025 Annual Meeting outside the processes of Rule 14a-8 under the Exchange Act, a proposal submitted by a stockholder and intended to be presented at the 2025 Annual Meeting must generally be submitted in writing to the Secretary of Asset Entities at 100 Crescent Ct, 7th Floor, Dallas, TX 75201, and received not earlier than June 3, 2025 and not later than the close of business on July 3, 2025, unless the 2025 Annual Meeting is held prior to September 1, 2025 or after October 31, 2025, in which case it must be submitted no earlier than the date that is 120 days prior to the 2025 Annual Meeting date and no later than the close of business on the later of the 90th day prior to the 2025 Annual Meeting date or the 10th day following the day on which public announcement of the 2025 Annual Meeting date is first made. A stockholder proposal will need to comply with other requirements of the Asset Entities’ bylaws regarding the inclusion of stockholder proposals in company-sponsored proxy materials in order to be considered for inclusion under the bylaws. Although the Asset Entities Board will consider stockholder proposals, Asset Entities reserves the right to omit from its proxy statement, or to vote against, stockholder proposals that it is required to include under the bylaws. If the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, Asset Entities may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such proposal.

To comply with the universal proxy rules, a person who intends to solicit proxies in support of director nominees other than Asset Entities’ nominees must postmark or transmit electronically a notice to Asset Entities in writing, setting forth the information required by Rule 14a-19(b) under the Exchange Act no later than August 2, 2025, unless the 2025 Annual Meeting is held prior to September 1, 2025 or after October 31, 2025, in which case the notice must be provided by the later of 60 calendar days prior to the date of the 2025 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2025 Annual Meeting is first made by Asset Entities in a press release or filing with the SEC, unless the information required by Rule 14a-19(b) under the Exchange Act has been provided in a preliminary or definitive proxy statement previously filed by such person. Unless otherwise required by law, if any person provides notice pursuant to Rule 14a-19(b) under the Exchange Act and subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) under the Exchange Act, then Asset Entities will disregard any proxies or votes solicited for such person’s nominees. Upon request by Asset Entities, if any person provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such person shall deliver to Asset Entities, no later than five business days prior to the 2025 Annual Meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) under the Exchange Act.

Unless Asset Entities makes a public announcement of a different address to which stockholder proposals or the notice required by Rule 14a-19(b) of the Exchange Act shall be submitted, any stockholder proposals or notices pursuant to Rule 14a-19(b) must be mailed to Secretary, 100 Crescent Ct, 7th Floor, Dallas, TX 75201.

WHERE YOU CAN FIND MORE INFORMATION

Asset Entities files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers, including Asset Entities, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.

Asset Entities has filed a registration statement on Form S-4, including the exhibits and annexes thereto, with the SEC under the Securities Act, to register the Consideration Stock that the Strive stockholders will receive in connection with the Merger. This proxy statement/prospectus, which is part of the registration statement as well as a proxy statement with respect to the Special Meeting, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. Asset Entities may also file amendments to the registration statement. For further information, you are referred to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, you are referred to the copy of the document that has been filed. Each statement in this proxy statement/prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Strive has supplied all information contained in this proxy statement/prospectus relating to Strive, and Asset Entities has supplied all information contained in this proxy statement/prospectus relating to Asset Entities.

To receive timely delivery of the documents in advance of the Special Meeting, you should make your request no later than [*] 2025, which is five business days before the Special Meeting.

In addition, you may obtain copies of documents filed by Asset Entities with the SEC on Asset Entities’ website at www.assetentities.com.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES AT THE SPECIAL MEETING. THE PARTIES HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS.

THIS PROXY STATEMENT/PROSPECTUS IS DATED [__], 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

dated as of

June 27, 2025

by and among

ASSET ENTITIES INC.,

ALPHA MERGER SUB, INC.

and

STRIVE ENTERPRISES, INC.

Annex A-i

Annex A-ii

Annex A-iii

Annex A Page No.
Section 12.10.	Entire Agreement	A-60
Section 12.11.	Severability	A-60
Section 12.12.	Specific Performance	A-60
Section 12.13.	Concerning the Financing Sources Related Parties	A-60
Exhibits

Exhibit A-1	Company A&R Articles of Incorporation
Exhibit A-2	Company A&R Bylaws
Exhibit B-1	Surviving Company Articles of Incorporation
Exhibit B-2	Surviving Company Code of Regulations
Exhibit C	Stockholders Agreement Term Sheet

Annex A-iv

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of June 27, 2025 by and among Asset Entities Inc., a Nevada corporation (the “Company”), Alpha Merger Sub, Inc., an Ohio corporation and a wholly owned Subsidiary of the Company (“Merger Sub”), and Strive Enterprises, Inc., an Ohio corporation (“Parent”).

WITNESSETH

WHEREAS, each of the parties hereto previously entered into, on May 6, 2025 (the “Original Agreement Date”), an Agreement and Plan of Merger (the “Original Agreement”);

WHEREAS, each of the parties hereto desires to, effective as of the date hereof, amend and restate the Original Agreement in its entirety as set forth herein;

WHEREAS, the respective board of directors of the Company (the “Company Board”) and Merger Sub, and the board of directors of Parent (the “Parent Board”), have each unanimously adopted, approved and declared advisable this Agreement pursuant to which, among other things, the Company would acquire Parent by means of a merger of Merger Sub with and into Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, prior to the Closing, Parent intends to sell or otherwise dispose of or wind-down its wealth management business, on such terms and subject to such conditions as may be determined by Parent in its sole discretion (the “Pre-Closing Reorganization”);

WHEREAS, the parties hereto intend for the transactions described in this Agreement to qualify for their Intended Tax Treatment (as defined below);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement, certain holders of Company Common Stock are entering into an amended and restated voting and support agreement with Parent (the “Support Agreement”), pursuant to which each such Person has agreed, on the terms and subject to the conditions set forth therein, to, (a) among other things, vote all of their respective voting shares in the Company in favor of the approval of this Agreement and the Transactions and certain other matters in connection with the Transactions as contemplated thereby and (b) in the case of the holder of Company Class A Common Stock, to waive all dissenter’s or appraisal rights such holder may have (if any) relating to this Agreement, the Merger or the Transactions and to convert all such Person’s shares of Company Class A Common Stock (which entitles the holder thereof to more than one vote per share) to Company Class B Common Stock with one vote per share effective after receipt of the Company Stockholder Approval and prior to the Effective Time (the “High Vote Stock Conversion”); and

WHEREAS, at Closing, Parent and the Company will enter into a (a) stockholders’ agreement (the “Stockholders Agreement”) and (b) registration rights agreement (the “Registration Rights Agreement”), in each case of clauses (a)-(b), in accordance with and as contemplated by Section 8.11.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01. Definitions. As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

Annex A-1

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains terms with respect to confidentiality and use that in all material respects are no less restrictive or otherwise more favorable to the Company’s counterparty or Parent’s counterparty, as applicable, thereto than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not restrict any person from making, publicly or privately, a Company Acquisition Proposal or proposal for a Parent Alternative Transaction Proposal, as applicable, or taking any other similar action, or otherwise contain any standstill or similar provision).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling”, “controlled” and “under common control with” have correlative meanings; provided that no securityholder of Parent (or any Person controlled by any such securityholder (other than Parent and its Subsidiaries)) will be deemed to be an Affiliate of Parent or any of its Subsidiaries.

“Aggregate Merger Consideration Share Number” means the aggregate number of shares of Company Consideration Stock that would need to be issued to the holders of Parent Stock in respect thereof, together with the number of shares of Company Common Stock underlying the (i) Parent RSUs (solely to the extent vested) and (ii) Parent RSAs (solely to the extent vested), in each case of clauses (i) and (ii), assumed by the Company or converted into or substituted for Company RSUs or Company RSAs, as applicable, in accordance with the terms of this Agreement, in each case, as of or in connection with the Effective Time in accordance with the terms of this Agreement, to result in such holders (together with the holders of such Parent RSUs and Parent RSAs) then holding 94.2% of the Pro Forma Share Total.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” has the meaning set forth in Section 2.06.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977 or any other Applicable Law related to bribery or corruption.

“Applicable Date” has the meaning set forth in Section 4.07(a).

“Applicable Law” means, with respect to any Person, any domestic, foreign, international, federal, state or local law (statutory, common or otherwise), act, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, statute or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Appraisal Shares” has the meaning set forth in Section 2.05.

“Asset Management Business” means all of Parent’s businesses, including its investment management businesses (which include its exchange-traded fund (ETF), direct indexing, model portfolio, collective investment trust (CIT), and pooled employer plan offerings), but excluding Parent’s wealth management business; provided that client assets originating from the wealth management business and currently invested in Parent’s direct indexing strategy will continue to be managed within, and be part of, the Asset Management Business.

“Burdensome Condition” has the meaning set forth in Section 8.01(b).

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Certificate of Merger” has the meaning set forth in Section 2.02(c).

“Certificates” has the meaning set forth in Section 2.07(a).

“Closing” has the meaning set forth in Section 2.02(a).

“Closing Date” has the meaning set forth in Section 2.02(a).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

Annex A-2

“Code” means the Internal Revenue Code of 1986.

“Commodity Exchange Act” means the U.S. Commodity Exchange Act.

“Company A&R Articles of Incorporation” means the amended and restated articles of incorporation of the Company to be adopted and approved in accordance with this Agreement, in the form attached hereto as Exhibit A-1, which, among other things, will provide that the Company’s low vote common stock currently designated as “Class B Common Stock” be designated as “Class A Common Stock” (and continue to be low vote stock) and the Company’s high vote common stock currently designated as “Class A Common Stock” be designated “Class B Common Stock” (and continue to be high vote stock) (the “Redesignation”). For the avoidance of doubt, the Company A&R Articles of Incorporation will not include the Certificate of Designation of Series A Convertible Preferred Stock of the Company, filed with the Nevada Secretary of State on May 24, 2024, as amended by the Certificate of Amendment to Designation filed with the Nevada Secretary of State on June 14, 2024, as amended by the Certificate of Amendment to Designation filed with the Nevada Secretary of State on September 4, 2024 at 9:58 AM Pacific Time, as amended by the Certificate of Amendment to Designation filed with the Nevada Secretary of State on September 4, 2024 at 11:38 AM Pacific Time, as amended by the Certificate of Amendment to Designation filed with the Nevada Secretary of State on January 22, 2025, and as may be further amended, modified, supplemented or restated from time to time, which Certificate of Designation shall be of no further force or effect from and after the effectiveness of the Company A&R Articles of Incorporation.

“Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party inquiry, offer or proposal, relating to (i) any acquisition or purchase, directly or indirectly, of 20% or more of the consolidated assets of the Company and its Subsidiaries or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or (iii) a merger, consolidation, amalgamation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries.

“Company Adverse Recommendation Change” has the meaning set forth in Section 6.03(a).

“Company Affiliate Transaction” has the meaning set forth in Section 4.25.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company’s report on Form 10-K for the annual period ended on the Company Balance Sheet Date.

“Company Balance Sheet Date” means December 31, 2024.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 4.02(b).

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Class A Common Stock” has the meaning set forth in Section 4.05(a).

“Company Class B Common Stock” has the meaning set forth in Section 4.05(a).

“Company Common Stock” has the meaning set forth in Section 4.05(a).

“Company Consideration Stock” means the Class B Common Stock (as will be defined in the Company A&R Articles of Incorporation, which for the avoidance of doubt is high vote common stock).

Annex A-3

“Company Data Security Requirements” means, collectively, all of the following to the extent relating to the access, collection, use, storage, sharing, distribution, transfer, disclosure, security, protection, destruction, disposal or other processing of Personal Data (whether in electronic or any other form or medium) or privacy, security or security breach notification requirements, in each case applicable to the Company and its Subsidiaries in relation to the conduct of the Company’s business: (a) the Company’s own published or otherwise publicly disclosed rules, policies and procedures; (b) all Applicable Laws; (c) binding industry standards applicable to the industry in which the Company’s business operates; and (d) Contracts into which the Company and its Subsidiaries have entered or by which they are otherwise bound.

“Company Disclosure Schedule” means the amended and restated disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent.

“Company Financial Statements” has the meaning set forth in Section 4.08.

“Company Intellectual Property Rights” means any and all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Intervening Event” has the meaning set forth in Section 6.03(e)(ii).

“Company IT Assets” means any and all IT Assets owned or controlled by or licensed or leased to (or purported to be owned or controlled by or licensed or leased to) the Company or any of its Subsidiaries.

“Company Leased Real Property” has the meaning set forth in Section 4.14(b).

“Company Material Adverse Effect” means any event, circumstance, development, occurrence, fact, condition, effect or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the condition (financial or otherwise), assets, business or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company to perform any of its obligations pursuant to this Agreement or any other Transaction Agreement and consummate the Transactions, excluding, solely in the case of clause (a) above, any effect resulting directly or indirectly from (i) changes in the general economic, political, financial, capital, credit or securities markets conditions in the United States not having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, (ii) pandemics, epidemics, or other public health events (including COVID-19 and any variants), (iii) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Company and its Subsidiaries operate and not specifically relating to or having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, or (iv) acts of war, sabotage or terrorism or natural disasters involving the United States of America not having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such the Company and its Subsidiaries operate.

“Company Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case that is sponsored, maintained, administered or contributed to or entered into by the Company or any of its Subsidiaries, or in respect of which the Company or any of its Subsidiaries has any liability (contingent or otherwise), other than any such plan or agreement that is implemented, administered or operated by any Governmental Authority.

“Company Permitted Liens” means (i) Liens expressly disclosed on the Company Balance Sheet or notes thereto or securing liabilities expressly reflected on the Company Balance Sheet or notes thereto, (ii) Liens for Taxes, assessments and similar charges that are not yet due and payable or are being contested in good faith pursuant to appropriate Proceedings and for which adequate reserves have been expressly established on the Company Financial Statements in accordance with GAAP, (iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith pursuant to appropriate Proceedings, (iv) zoning, entitlement, building codes and other land use regulations,

Annex A-4

ordinances or legal requirements imposed by any Governmental Authorities having jurisdiction over the Company Real Property, which would not be violated by the current or planned use or occupancy of such Company Real Property or the operation of the business conducted thereon, (v) any matters of record, Liens and other imperfections of title that would not, individually or in the aggregate, materially and adversely impair the continued use and operation of the property to which they relate in the business of the Company as currently conducted or planned to be conducted and (vii) Liens disclosed on Section 1.01(a) of the Company Disclosure Schedule.

“Company Preferred Stock” has the meaning set forth in Section 4.05(a).

“Company Real Property Lease” has the meaning set forth in Section 4.14(c).

“Company Related Parties” has the meaning set forth in Section 12.04(d).

“Company RSA” has the meaning set forth in Section 2.04(b).

“Company RSU” has the meaning set forth in Section 2.04(a).

“Company SEC Documents” has the meaning set forth in Section 4.07(a).

“Company Securities” has the meaning set forth in Section 4.05(c).

“Company Series A Convertible Preferred Stock” means the Series A Convertible Preferred Stock, $0.0001 par value per share, of the Company.

“Company Service Provider” means an employee, officer, director or other individual service provider of the Company.

“Company Software” means any and all proprietary Software owned or purported to be owned by the Company or any of its Subsidiaries that is developed or under development, used, distributed, licensed, sold or otherwise made available by the Company or any of its Subsidiaries.

“Company Stockholder Approval” means the approval at the Company Stockholders Meeting of (a) the Stock Issuance (and the issuance of Company Capital Stock pursuant to any Financing by the Company, including the PIPE Financing), by the vote of the holders of a majority of the shares of Company Common Stock having voting power present in person or represented by proxy at the Company Stockholders Meeting and (b) the Organizational Documents Amendments, by the affirmative vote of holders of shares of capital stock of the Company representing a majority of the voting power of the outstanding shares of Company Common Stock.

“Company Stockholders Meeting” has the meaning set forth in Section 6.02(a).

“Company Subsidiary Securities” has the meaning set forth in Section 4.06(c).

“Company Superior Proposal” has the meaning set forth in Section 6.03(e)(i).

“Company Tax Group” has the meaning set forth in Section 4.17(j).

“Company Warrants” means the warrants exercisable to purchase Company Class B Common Stock.

“Confidentiality Agreement” has the meaning set forth in Section 8.07(b).

“Continuing Company Director” one member of the Company Board designated by the Company and acceptable to Parent.

“Contract” means any agreement, commitment, lease, sublease, license, contract, note, bond, mortgage, indenture, arrangement or other obligation.

“D&O Insurance” has the meaning set forth in Section 6.12(c).

“Dissenter’s Rights Statutes” means NRS 92A.300 through 92A.500, including any and all relevant definitions under the NRS relating thereto.

“Effective Time” has the meaning set forth in Section 2.02(c).

Annex A-5

“End Date” has the meaning set forth in Section 11.01(b)(i).

“Enforceability Exceptions” has the meaning set forth in Section 4.02(a).

“Environmental Laws” means any and all Applicable Laws concerning public or worker health or safety, pollution, or the protection of the environment or natural resources.

“Equity Security” means (a) any share capital, partnership interest, membership interest or unit, capital stock, equity interest, voting (including voting debt) or non-voting security or other ownership interest, (b) any other interest or participation (including phantom units or interests) that confers on a Person the right to receive a unit of the profits and losses of, or distribution of assets of, or is derivative of the value of, the issuing entity (including any “profits interests”), (c) any subscription, call, warrant, option, restricted share, restricted stock unit, stock appreciation right, contingent value right, performance unit, incentive unit or other commitment of any kind or character relating to, or entitling any Person to, purchase or otherwise acquire any of the foregoing interests in clauses (a)-(c) or any other equity security, (d) any security that is derivative of, or provides economic benefits based, directly or indirectly, on the value or price of any of the foregoing and (e) any security directly or indirectly convertible into, or exercisable or exchangeable for, any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person who was at any relevant time considered a single employer with the Company or any of its Subsidiaries under Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Agent” has the meaning set forth in Section 2.07(a).

“Exchange Ratio” has the meaning set forth in Section 2.03(a).

“Financial Advisor Opinion” has the meaning set forth in Section 4.23.

“Financing(s)” means any debt or equity financing (however implemented, including by way of a merger with any other Person) obtained by Parent or, at Parent’s direction, the Company in connection with the Transactions, including the PIPE Financing.

“Financing Documents” means any underwriting agreement, purchase agreement, placement agreement, credit agreement, indenture or any other definitive agreement entered into by any Financing Source, on the one hand, and Parent or any of its Affiliates, on the other, in connection with the Financing.

“Financing Related Proceeding” has the meaning set forth in Section 12.13(a).

“Financing Source” means each Person that has committed or agreed to provide, arrange, syndicate, underwrite, purchase or place any Financing, or has otherwise entered into any agreement with Parent or any of its Affiliates (or, at Parent’s direction, the Company or its Afﬁliates) in connection with, or that is otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or a similar representative in respect of, all or any part of the Financing and the respective successors and permitted assigns of the foregoing.

“Financing Sources Related Parties” means the Financing Sources, their respective Affiliates and the respective partners, managers, members, trustees and Representatives of any of such Financing Sources or any such Affiliates.

“Form S-4” has the meaning set forth in Section 8.02(a).

“GAAP” means generally accepted accounting principles in the United States.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof, or Nasdaq or any self-regulatory organization or any public or private arbitrator.

Annex A-6

“Governmental Authorization” means any permit, license, registration, certificate, franchise, qualification, waiver, authorization, designation or similar rights issued, granted or obtained by or from any Governmental Authority.

“Hazardous Substances” means any substance, material, chemical, pollutant or waste regulated by, or pursuant to which liability or standards of conduct may be imposed under, any Environmental Law on account of their toxic or hazardous properties, including petroleum products or byproducts, asbestos, radiation, lead, polychlorinated biphenyls, and per- and polyfluoroalkyl substances.

“High Vote Stock Conversion” has the meaning set forth in the Recitals.

“High Vote Waiver Payment” means $2,500,000.

“Indemnified Person” has the meaning set forth in Section 6.12(a).

“Intellectual Property Rights” means any and all intellectual property and similar proprietary rights throughout the world, including any and all of the following, whether or not registered, and all rights therein: (i) trademarks, service marks, trade names, brand names, trade dress, logos, domain names, social media identifiers and accounts, corporate names and all other indications of origin, including all registrations, applications for registration and renewals of the foregoing and the goodwill associated with the foregoing (“Trademarks”), (ii) inventions, statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, provisionals, non-provisionals, renewals, supplementary protection certificates, extensions and reexaminations thereof and the equivalent of any of the foregoing) and all inventions and improvements to the inventions disclosed in each such registration, patent or patent application, (iii) works of authorship, mask works and copyrights and registrations and applications for registrations thereof, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by Applicable Law, regardless of the medium of fixation or means of expression, (iv) confidential and proprietary information, including trade secrets and know-how, processes, methods, knowledge, experience, formulae, skills, techniques, designs, and similar data and information, (v) databases, data collections, publicity rights, privacy rights and rights to Personal Data, (vi) rights in Software, and (vii) rights to sue or recover and retain damages, costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation associated with any of the foregoing.

“Intended Tax Treatment” means (i) that the transfer of Parent Stock to the Company in exchange for the Company Consideration Stock as a result of the Merger, taken together with any transfers of property to the Company as part of the PIPE Financing, constitutes a Section 351 Transaction and (ii) that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

“Internal Controls” has the meaning set forth in Section 4.07(f).

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investment Services” means any discretionary or non-discretionary investment advisory, investment management, investment or fund administration, and other related services, including (i) the management of an investment account or fund and (ii) the giving of advice with respect to the investment or reinvestment of assets or funds or otherwise acting as an “investment adviser” as defined in the Investment Advisers Act.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means all Software, computer hardware (whether general or special purpose), desktops, laptops, handheld devices, networks (other than the internet), interfaces, platforms, servers, routers, hubs, switches, applications, websites, peripherals and electronic data processing, information, record keeping, communications, telecommunications and computer systems, and all other information technology equipment and assets, and all associated documentation, including any outsourced systems and processes.

“Knowledge” means (i) with respect to the Company, the actual knowledge, assuming reasonable inquiry, of the individuals listed on Section 1.01(b) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge, assuming reasonable inquiry, of the individuals listed on Section 1.01(a) of the Parent Disclosure Schedule.

Annex A-7

“Liability” means any debt, liability or obligation of any kind, whether due or to become due, absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, asserted or unasserted, secured or unsecured, determined or determinable, or otherwise, and includes all costs and expenses relating thereto.

“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights owned by a third party and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, license or other similar adverse claim of any kind in respect of such property or asset.

“Material Contracts” has the meaning set forth in Section 4.20(a).

“Merger” has the meaning set forth in Section 2.02(a).

“Merger Consideration” has the meaning set forth in Section 2.03(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” means a multiemployer plan as defined in Section 3(37) of ERISA.

“Nasdaq” means The Nasdaq Stock Market LLC.

“NRS” means the Nevada Revised Statutes.

“Open Source Software” means any Software that is distributed or made available as “free software,” “open source software,” or under a similar licensing or distribution mode, including any Software distributed or made available under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Apache License, Common Public License, BSD License or pursuant to any other license described by the Open Source Initiative (at www.opensource.org/licenses).

“ORC” means the Ohio Revised Code.

“Organizational Documents” means, with respect to an entity, the certificate or articles of incorporation, certificates of formation or articles of organization, bylaws, stockholders agreements, limited liability company or operating agreements or similar agreements or other organizational documents of such entity, as applicable.

“Organizational Documents Amendments” means the amendment and restatement of (i) the Company’s articles of incorporation to be in the form of the Company A&R Articles of Incorporation and (ii) the Company’s bylaws to be in the form attached hereto as Exhibit A-2.

“Original Agreement” has the meaning set forth in the recitals hereto.

“Original Agreement Date” has the meaning set forth in the recitals hereto.

“Parent Adverse Recommendation Change” has the meaning set forth in Section 7.02(a).

“Parent Alternative Proposal” means, other than the transactions contemplated by this Agreement, any Third Party inquiry, offer or proposal, relating to (a) an underwritten public offering of the Equity Securities of Parent or Strive Asset Management under the 1933 Act (or any foreign equivalent act), (b) a business combination by Parent or Strive Asset Management with a special purpose acquisition company or another Person listed on a national or foreign securities exchange or (c) other transaction, in each case, the result of which would be the Equity Securities of Parent or Strive Asset Management being listed on a national or foreign securities exchange, and, for the avoidance of doubt, in each case other than any of the foregoing that would by its terms be conditioned on the consummation of the Closing.

“Parent Balance Sheet Date” means December 31, 2024.

“Parent Board” has the meaning set forth in the Recitals.

Annex A-8

“Parent Board Recommendation” has the meaning set forth in Section 5.02.

“Parent Class A Common Stock” has the meaning set forth in Section 5.05(a).

“Parent Class B Common Stock” has the meaning set forth in Section 5.05(a).

“Parent Common Stock” has the meaning set forth in Section 5.05(a).

“Parent Data Incident” has the meaning set forth in Section 5.14(d).

“Parent Disclosure Schedule” means the amended and restated disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Parent to the Company.

“Parent Equity Plan” has the meaning set forth in Section 2.04(a).

“Parent Financial Statements” has the meaning set forth in Section 5.07.

“Parent Intellectual Property Rights” means any and all Intellectual Property Rights owned or purported to be owned by the Parent or any of its Subsidiaries.

“Parent Intervening Event” has the meaning set forth in Section 7.02(e)(ii).

“Parent IT Assets” means any and all IT Assets owned or controlled by or licensed or leased to (or purported to be owned or controlled by or licensed or leased to) the Parent or any of its Subsidiaries.

“Parent Leased Real Property” has the meaning set forth in Section 5.13(b).

“Parent Material Adverse Effect” means any event, circumstance, development, occurrence, fact, condition, effect or change that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), assets, business or results of operations of the Asset Management Business or (b) has prevented, materially impaired or materially delayed, or would reasonably be expected to prevent, materially impair or materially delay, the consummation of the Closing or the performance of the obligations of Parent under this Agreement, excluding, solely in the case of clause (a) above, any effect resulting directly or indirectly from (i) changes in the general economic, political, financial, capital, credit or securities markets conditions in the United States not having a materially disproportionate effect on the Asset Management Business, taken as a whole, relative to other participants in the industry in which the Asset Management Business operates, (ii) pandemics, epidemics, or other public health events (including COVID-19 and any variants), (iii) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Asset Management Business operates and not specifically relating to or having a materially disproportionate effect on the Asset Management Business, taken as a whole, or (iv) acts of war, sabotage or terrorism or natural disasters involving the United States of America not having a materially disproportionate effect on the Asset Management Business, taken as a whole, relative to other participants in the industry in which such the Asset Management Business operates.

“Parent Permitted Liens” means (i) Liens expressly disclosed on the Parent Financial Statements or notes thereto or securing liabilities expressly reflected on the Parent Financial Statements or notes thereto, (ii) Liens for Taxes, assessments and similar charges that are not yet due and payable or are being contested in good faith pursuant to appropriate Proceedings and for which adequate reserves have been expressly established on the Parent Financial Statements in accordance with GAAP, (iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith pursuant to appropriate Proceedings, (iv) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authorities having jurisdiction over the Parent Real Property, which would not be violated by the current or planned use or occupancy of such Parent Real Property or the operation of the business conducted thereon, (v) any matters of record, Liens and other imperfections of title that would not, individually or in the aggregate, materially and adversely impair the continued use and operation of the property to which they relate in the business of the Parent as currently conducted or planned to be conducted, (vii) Liens constituting licenses, sublicenses or covenants not to sue in respect of Intellectual Property and (viii) Liens disclosed on Section 1.01(b) of the Parent Disclosure Schedule.

Annex A-9

“Parent Plan” means any material (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case that is sponsored, maintained, administered or contributed to or entered into by the Parent or any of its Subsidiaries, or in respect of which the Parent or any of its Subsidiaries has any liability (contingent or otherwise), other than any such plan or agreement that is implemented, administered or operated by any Governmental Authority.

“Parent Preferred Stock” has the meaning set forth in Section 5.05(a).

“Parent Real Property Lease” has the meaning set forth in Section 5.13(b).

“Parent Related Parties” has the meaning set forth in Section 12.04(d).

“Parent RSA” has the meaning set forth in Section 2.04(b).

“Parent RSU” has the meaning set forth in Section 2.04(a).

“Parent Securities” has the meaning set forth in Section 5.05(c).

“Parent Series A-1 Preferred Stock” has the meaning set forth in Section 5.05(a).

“Parent Series A-2 Preferred Stock” has the meaning set forth in Section 5.05(a).

“Parent Series B Preferred Stock” has the meaning set forth in Section 5.05(a).

“Parent Service Provider” means an employee, officer, director or other individual service provider of the Parent.

“Parent Stock” has the meaning set forth in Section 5.05(a).

“Parent Stockholder Approval” has the meaning set forth in Section 5.02.

“Parent Subsidiary Securities” has the meaning set forth in Section 5.06(c).

“Parent Superior Proposal” has the meaning set forth in Section 7.02(e)(i).

“Parent Tax Counsel” means Davis Polk & Wardwell LLP, or such other nationally recognized tax counsel reasonably satisfactory to Parent.

“Per Company Class A Share Cash Consideration” has the meaning set forth in Section 2.03.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Personal Data” means (i) any and all information that identifies an individual person or (ii) “personal data,” “personal information,” “personally identifiable information” or any similar term as defined under any Applicable Law.

“PIPE Financing” means the subscription and purchase by certain investors, at the Closing, of (i) 346,043,335 shares of Company Class A Common Stock (which, for the avoidance of doubt, will be low vote stock), (ii) pre-funded warrants to purchase 209,771,462 shares of Company Class A Common Stock at an exercise price of $0.0001 per share and (iii) warrants to purchase 555,814,812 shares of Company Class A Common Stock at an exercise price of $1.35 per share, in each case pursuant to subscription agreements entered into between the Company, Parent and such investors, for an aggregate purchase price of $750,329,019, as amended from time to time.

“Pre-Closing Reorganization” has the meaning set forth in the Recitals.

Annex A-10

“Pro Forma Share Total” means, without duplication, the number of shares (irrespective of voting power) of Company Common Stock that are (a) outstanding as of immediately following the Effective Time on an as converted and fully diluted basis, after giving effect to the Closing, including (i) the issuance of any Company Consideration Stock as Merger Consideration and (ii) all shares of Company Common Stock issuable (including any and all shares of Company Common Stock held in abeyance) in connection with the conversion of all outstanding Company Series A Convertible Preferred Stock (disregarding any and all limitations on beneficial ownership that may exist), Company Warrants and any other Company Securities outstanding immediately prior to the Effective Time, if any, or (b) would be issued or issuable in respect of incentive equity Company Securities that would be vested as of immediately following the Effective Time (including Company RSUs and Company RSAs resulting from the conversion, assumption or substitution of Parent RSUs or Parent RSAs that are vested as of such time pursuant to this Agreement); provided that the Pro Forma Share Total shall exclude shares of Company Common Stock that would be issued or issuable (i) in respect of new incentive equity issued or granted at Parent’s direction substantially concurrently with the Effective Time to directors, officers, employees and service providers or (ii) in connection with any Financing(s) by the Company (and not Parent) (A) substantially concurrently with or prior to the Effective Time or (B) pursuant to and in accordance with [Item 2] of Section 6.01 of the Company Disclosure Schedule.

“Proceeding” means any action, claim, charge, complaint, arbitration, mediation, litigation, suit or other similarly formal legal proceeding commenced, brought, conducted, or heard by or before, any Governmental Authority.

“Proxy Statement” has the meaning set forth in Section 4.09.

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Regulation D Covered Persons” has the meaning set forth in Section 4.12(g).

“Reorganization Tax Opinion” has the meaning set forth in Section 9.01(b).

“Representatives” means, with respect to any Person, the directors, officers, employees, investment bankers, attorneys, accountants and other advisors of such Person, acting on such Person’s behalf.

“Sanctioned Country” means any country or region that is (or the government of which is) or has been in the last five years the subject or target of a comprehensive embargo under Sanctions Laws (including, at the time of this Agreement, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea Region of Ukraine, the non-government controlled areas of the Kherson, and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list; (ii) any Person that is located, organized, or ordinarily resident in a Sanctioned Country, or the government of a Sanctioned Country or the Government of Venezuela or (iii) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in one or both of the foregoing clauses (i) or (ii).

“Sanctions Laws” means all U.S. and non-U.S. laws relating to economic, financial or trade sanctions, including the Applicable Laws administered or enforced by the United States, the United Nations Security Council, the European Union or any of its member states, and His Majesty’s Treasury.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Section 351 Transaction” means a transaction described in Section 351 of the Code.

“Section 351 Tax Opinion” has the meaning set forth in Section 9.01(b).

“Software” means any and all computer software (in object code or source code format), operating systems, applications, programs, firmware, routines, algorithms, data and databases, development and design tools, library functions and compilers, and related documentation and materials.

Annex A-11

“Stock Issuance” means the issuance of Company Consideration Stock in connection with the Merger as contemplated by this Agreement.

“Stockholders Agreement” has the meaning set forth in the Recitals.

“Stockholders Agreement Term Sheet” has the meaning set forth in Section 8.11.

“Strive Asset Management” means Strive Asset Management, LLC, an Ohio limited liability company and a wholly owned Subsidiary of Parent.

“Strive Wealth Management” means Strive Wealth Management, LLC, a Texas limited liability company.

“Subsidiary” means, with respect to any Person, (i) any entity of which such person, directly or indirectly, owns (A) securities or other ownership interests having ordinary voting power to elect a majority of the board or other governing body of directors or other Person or body performing similar functions or (B) more than 50% of the outstanding equity or financial interests or (ii) any entity in which such Person is or any of its Subsidiaries is a general partner or managing member of such other Person.

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Company” has the meaning set forth in Section 2.02(a).

“Tax” means any and all U.S. or non-U.S., federal, state, or local taxes, charges, levies, imposts, duties, and other like assessments or charges of any kind that are in the nature of a tax, including income taxes (whether imposed on or measured by net income, gross income, income as specially defined, earnings, profits, or selected items of income, earnings or profits), capital taxes, gross receipts taxes, sales taxes, use taxes, value added taxes, goods and services taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment or unemployment taxes, excise taxes, severance taxes, stamp taxes, occupation taxes, premium taxes, ad valorem taxes, property taxes (real, personal or abandoned), windfall profits taxes, alternative or add-on minimum taxes, and customs duties, and other similar items imposed or required to be withheld by any Taxing Authority, and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, levies, imposts, duties or other assessments.

“Tax Opinions” has the meaning set forth in Section 9.01(b).

“Tax Representation Letters” has the meaning set forth in Section 9.01(c).

“Tax Return” means any report, return, document, declaration, form, claim for refund, election, document, statement or other information or filing filed or required to be supplied to any Taxing Authority with respect to Taxes, including any schedules or related or supporting information, information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration, form, claim for refund, election, document, statement or other information or filing, and including any amendment thereof or supplement thereto.

“Taxing Authority” means any Governmental Authority responsible for or otherwise having jurisdiction with respect to the imposition, collection, assessment, or regulation of any Tax or Tax Return.

“Termination Fee” has the meaning set forth in Section 12.04(b).

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than the Company, Parent or any of their respective Affiliates.

“Title IV Plan” means any Company Plan (other than any Multiemployer Plan) that is or was subject to Title IV of ERISA or Section 412 of the Code.

“Transaction Agreements” shall mean this Agreement, the Support Agreement, the Stockholders Agreement (including the Stockholders Agreement Term Sheet), the Registration Rights Agreement, the Financing Documents and the Confidentiality Agreement and any other agreements expressly contemplated to be entered into by this Agreement.

“Transactions” means the Merger, the Stock Issuance, the High Vote Stock Conversion, the Organizational Documents Amendments (including the Redesignation), the Financing(s) and the other transactions contemplated by the Transaction Agreements.

Annex A-12

“Transfer Agent” means VStock Transfer, LLC or such other Person that the Company may appoint as its transfer agent from time to time.

“Transfer Taxes” has the meaning set forth in Section 9.02.

“Uncertificated Shares” has the meaning set forth in Section 2.07(a).

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988 or any similar Applicable Law.

“Willful Breach” has the meaning set forth in Section 11.02.

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word “or” shall not be deemed to be exclusive unless the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if”. References to any statute, law or other Applicable Law shall be deemed to refer to such statute, law or other Applicable Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder. References to “ordinary course of business” (or similar references) shall mean ordinary course of business consistent with past practice. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that a reference to any Contract in the Company Disclosure Schedule will include only such amendments, modification or supplements that are expressly described in such reference. References to a “party” or the “parties” mean a party or the parties to this Agreement unless the context otherwise requires. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is not a Business Day, the period in question will end on the next Business Day; (iii) if any action must be taken on or by a day that is not a Business Day, such action may be validly taken on or by the next day that is a Business Day. Whenever this Agreement requires Merger Sub to take any action prior to the Effective Time, such requirement shall be deemed to include an undertaking on the part of the Company to cause Merger Sub to take such action. Whenever this Agreement requires a party to take an action after the Original Agreement Date and prior to the date hereof, such party will be deemed to be in breach hereof if it failed to take such action at the applicable time. References to one gender shall include all genders. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party due to the authorship of any provision of this Agreement. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. References to documents or information “made available” or “provided” to the other party or similar terms shall mean documents or information (i) publicly available on the SEC EDGAR database at least three Business Days prior to the date of the Original Agreement, (ii) delivered by or on behalf of the Company to Parent and Parent’s Representatives, or vice versa, via e-mail at least three Business Days prior to the execution of the Original Agreement or (iii) uploaded and viewable to Parent and Parent’s Representatives, or vice versa, at least three Business Days prior to the execution of the Original Agreement in the applicable folder in the dataroom hosted on Box.

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Article 2
Pre-Closing Transactions; The Merger

Section 2.01. Pre-Closing Transactions.

(a)       Parent shall use reasonable best efforts to complete, and cause its applicable Subsidiaries to complete, the Pre-Closing Reorganization prior to the End Date.

(b)      The Company shall provide such cooperation as Parent may request to enable the completion of the transactions contemplated by Section 2.01(a).

Section 2.02. The Merger.

(a)       Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into Parent (the “Merger”) in accordance with the ORC, whereupon the separate existence of Merger Sub shall cease, and Parent shall be the surviving company (the “Surviving Company”) as a wholly owned direct subsidiary of the Company.

(b)      Subject to the provisions of Article 10, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 or through the electronic exchange of the applicable documents, using PDFs or electronic signatures as soon as possible, but in any event no later than three Business Days after the date the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

(c)       At the Closing, Parent and Merger Sub shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Ohio Secretary of State in accordance with the ORC and make any and all other filings or recordings required by the ORC in connection with effecting the Merger. The Merger shall become effective at the Effective Time. As used herein, the “Effective Time” shall mean the date and time when the Certificate of Merger has been duly filed with the Ohio Secretary of State or at such later time permitted under the ORC as may be mutually agreed to by Parent and the Company and specified in the Certificate of Merger.

(d)      From and after the Effective Time, the effects of the Merger shall be as provided in this Agreement and the applicable provisions of the ORC. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Company will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Parent and Merger Sub, all as provided under the ORC.

Section 2.03. Conversion of Shares.

(a)       At the Effective Time, each share of Parent Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive a number of shares of Company Consideration Stock equal to the Exchange Ratio (together with any cash in lieu of fractional shares as specified below, the “Merger Consideration”). The “Exchange Ratio” shall be calculated so that each holder of Parent Stock shall receive, in respect of each share of Parent Stock, a number of shares of Company Consideration Stock equal to the quotient obtained by dividing (a) the Aggregate Merger Consideration Share Number by (b) the aggregate number of shares of Parent Common Stock issued and outstanding as of immediately prior to the Effective Time (for purposes of this clause (b), assuming the conversion of all Parent Preferred Stock and including shares of Parent Common Stock subject to Parent RSUs and Parent RSAs that have vested but have not settled). As of the Effective Time, all such shares of Parent Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and shall thereafter represent only the right to receive the Merger Consideration.

(b)      Each share of capital stock of Merger Sub outstanding immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and shall thereafter be converted into a number of shares of common stock of the Surviving Corporation such that the Company, as the sole member of Merger Sub immediately prior to the Effective Time, owns all outstanding shares of stock in the Surviving Corporation immediately following the Effective Time.

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Section 2.04. Treatment of Parent Equity Awards. (a) Each restricted stock unit that settles in shares of common stock of Parent (“Parent RSU”) granted pursuant to Parent’s Amended and Restated 2022 Equity Incentive Plan (the “Parent Equity Plan”) that is outstanding as of the Closing shall be assumed by the Company or converted into or substituted for a restricted stock unit that settles in shares of Class B Common Stock (as will be defined in the Company A&R Articles of Incorporation, which for the avoidance of doubt is high vote common stock) (“Company RSU”) of equivalent value to the Parent RSU and will otherwise remain subject to the same terms and conditions applicable to the Parent RSU immediately prior to the Closing (other than deeming the Performance Condition (as defined in the applicable Parent RSU award agreement) to have been achieved). Each of Parent and the Company agree to take all actions necessary or appropriate at or prior to the Closing to (i) effectuate the applicable Parent RSUs being converted into, assumed by the Company or substituted for Company RSUs and (ii) ensure that the Performance Condition is deemed to have been achieved.

(b)      Each restricted stock award that settles in shares of common stock of Parent (“Parent RSA”) granted pursuant to the Parent Equity Plan that is outstanding as of the Closing shall be assumed by the Company or converted into or substituted for a restricted stock award that settles in shares of Class B Common Stock (as will be defined in the Company A&R Articles of Incorporation, which for the avoidance of doubt is high vote common stock) (“Company RSA”) of equivalent value to the Parent RSA and will otherwise remain subject to the same terms and conditions applicable to the Parent RSA immediately prior to the Closing. Each of Parent and the Company agree to take all actions necessary or appropriate at or prior to the Closing to effectuate the applicable Parent RSAs being converted into, assumed by the Company or substituted for Company RSAs.

Section 2.05. Dissenting Shares. Notwithstanding anything to the contrary set forth in this Agreement, all shares of Parent Stock that are issued and outstanding as of immediately prior to the Effective Time and held by any Parent stockholder who is entitled to demand and properly demands appraisal and payment of the fair cash value of such shares of Parent Stock pursuant to, and who complies in all respects with, Section 1701.85 of the ORC (the “Appraisal Shares”) will not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 2.03(a), but rather such stockholders of shall be entitled to only such rights as are provided by Section 1701.85 of the ORC with respect to such Appraisal Shares; provided that, if any such stockholder shall fail to make an effective demand for payment or perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 1701.85 of the ORC or if a court of competent jurisdiction shall finally determine that such stockholder is not entitled to the remedies provided by Section 1701.85 of the ORC with respect to the Appraisal Shares, then any such shares shall immediately be converted into, and become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration as if such shares had never been Appraisal Shares, without interest thereon, upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent in the manner provided in Section 2.07.

Section 2.06. Allocation Schedule. Parent shall prepare and deliver, or cause to be prepared and delivered, to the Company, at least two Business Days prior to the Closing Date, an allocation schedule (the “Allocation Schedule”) setting forth (a) the following information for each holder of Parent Stock, Parent RSUs or Parent RSAs as of immediately prior to the Effective Time: (i) such holder’s name, last known address and last known email; (ii) the number of shares of each class and series of Parent Stock held as of immediately prior to the Effective Time by such holder; and (iv) (A) with respect to Parent Stock held by such holder, the total number of shares of Company Consideration Stock to be delivered to such holder in the Merger (it being understood that any fractional shares will treated in accordance with Section 2.08) and (B) with respect to Parent RSUs and Parent RSAs held by such holder, (1) whether each such Parent RSU and Parent RSA is vested or unvested and (2) the total number of Company RSUs and Company RSAs that such Parent RSUs and Parent RSAs will be converted into, assumed by or substituted for pursuant to Section 2.04 and (b) any other Parent Securities.

Section 2.07. Delivery of Closing Consideration. (a) Prior to the Effective Time, the Company shall appoint an agent designated by Parent (the “Exchange Agent”) and shall enter into an exchange agent agreement, acceptable to Parent, with such agent for the purpose of exchanging for the Merger Consideration as promptly as practicable after the Effective Time (i) certificates representing shares of Parent Stock (the “Certificates”) or (ii) uncertificated shares of Parent Stock (the “Uncertificated Shares”). Prior to the Effective Time, the Company shall deposit with or otherwise make available to the Exchange Agent the aggregate Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares. As promptly as practicable after the Effective Time (but no later than two Business Days thereafter), the Company shall cause the Exchange Agent to send to each holder of shares of Parent Stock at the Effective Time a letter of transmittal and instructions (which shall be in a form acceptable to Parent and finalized prior to the Effective Time and which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

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(b)      Each holder of shares of Parent Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, and the Company shall cause the Exchange Agent to deliver to each such holder, in accordance with the Allocation Schedule, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each share of Parent Stock represented by a Certificate or for each Uncertificated Share (less any applicable withholding). Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent from and after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c)       If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)      At the Effective Time, the stock transfer books of Parent shall be closed, and there shall be no further registration of transfers of shares of Parent Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)       Any portion of the Merger Consideration made available to the Exchange Agent pursuant to this Section 2.07 (and any interest or other income earned thereon) that remains unclaimed by the holders of shares of Parent Stock 12 months after the Effective Time shall be returned to Company, upon demand, and any such holder who has not exchanged such shares of Parent Stock for the Merger Consideration in accordance with this Section 2.07 prior to that time shall thereafter look only to the Company for, and the Company shall remain liable for, payment of the Merger Consideration in respect of such shares of Parent Stock without any interest thereon and subject to any withholding of Taxes required by Applicable Law in accordance with this Section 2.07(e). If any Certificate shall not have been surrendered prior to such date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, then any such Merger Consideration will, to the extent permitted by Applicable Law, become the property of the Company, free and clear of all claims or interest of any Person previously entitled thereto.

(f)       If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, an agreement to indemnify the Surviving Company against any claim that may be made with respect to such Certificate (including, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the Surviving Company may direct), the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Parent Stock represented by such Certificate, as contemplated by this Article 2.

Section 2.08. No Dividends. All shares of Company Consideration Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time, and whenever a dividend or other distribution is declared by the Company in respect of Company Common Stock, the record date for which is at or after the Effective Time, as applicable, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement; provided that no dividends or other distributions with respect to Company Common Stock constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.08, will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in Section 2.06. Following such surrender or transfer, there shall be paid, without interest and subject to any withholding of Taxes required by Applicable Law, to the Person in whose name the securities of Parent have been registered, at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.08 and the amount of all dividends or other distributions with a record date after the Effective Time, as applicable, previously paid or payable on the date of such surrender or transfer with respect to such securities.

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Section 2.09. Fractional Shares. No fractional shares of Company Common Stock shall be issued in the Merger. All fractional shares of Company Common Stock that a holder of Parent Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash, without interest and subject to any withholding of Taxes required by Applicable Law, determined by multiplying the closing sale price of a share of Company Common Stock on Nasdaq on the trading day immediately following the date on which the Effective Time occurs by the fraction of a share of Company Common Stock to which such holder would otherwise have been entitled.

Section 2.10. Withholding. Notwithstanding anything to the contrary contained in this Agreement, no amount shall be withheld or deducted from any amount payable pursuant to this Agreement except as required under the Code or any provision of federal, state, local or foreign Tax law; provided that, the parties agree that, as long as the certificate described in Section 9.03(b) is delivered before Closing, no withholding in respect of U.S. federal taxes will be required on the delivery of the Company Consideration Stock to the holders of Parent Stock (or to the Exchange Agent for delivery to such holders) pursuant to this Agreement. To the extent such amounts are so deducted or withheld and timely paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the applicable Person to whom such amounts would otherwise have been paid.

Article 3
The Surviving Company

Section 3.01. Charters. At the Effective Time, as part of the Merger, the articles of incorporation of the Surviving Company shall be amended and restated to be in the form of Exhibit B-1 until thereafter amended in accordance with Applicable Law.

Section 3.02. Bylaws. At the Effective Time, as part of the Merger, the code of regulations of the Surviving Company shall be amended and restated to be in the form of Exhibit B-2 until thereafter amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. At the Effective Time, and until successors are duly elected or appointed and qualified in accordance with Applicable Law, the directors and officers of Parent as of immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Company.

Article 4
Representations and Warranties of the Company and Merger Sub

Subject to Section 12.05, except as set forth in the Company Disclosure Schedule, each of the Company and Merger Sub represents and warrants to Parent (a) as of the Original Agreement Date (it being understood that all references to “this Agreement” in this Article 4 shall be deemed to be to “the Original Agreement” for purposes of this clause (a)), (b) as of the Effective Time and (c) with respect to Section 4.01, Section 4.02, Section 4.03, Section 4.04, Section 4.05, Section 4.06, Section 4.10(a), Section 4.22, Section 4.23, Section 4.24 and Section 4.25, as of the date hereof that:

Section 4.01. Existence and Power. (a) Each of the Company and Merger Sub (i) is duly organized and validly existing under the laws of its jurisdiction of incorporation, (ii) is in good standing under the laws of its jurisdiction of incorporation and (iii) has all corporate powers required to own, lease and operate its properties and assets in the manner currently operated and to carry on its business as now conducted and, except in the case of clause (iii) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       Each of the Company and Merger Sub is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction where the conduct of its business in such jurisdiction, as currently conducted, requires such qualification or licensing, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Organizational Documents of the Company in effect as of the Original Agreement Date, and the Company is not in material violation of any of the provisions of its Organizational Documents.

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Section 4.02. Authorization. (a) The execution and delivery by each of the Company and Merger Sub of, and performance by each of the Company and Merger Sub of their respective obligations under, this Agreement and the consummation by each of the Company and Merger Sub of the Transactions are within their respective organizational powers and, except for the Company Stockholder Approval, have been duly authorized by all necessary organizational action. Each of the Company and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent, this Agreement constitutes a valid and binding agreement of the Company and Merger Sub, enforceable against each of the foregoing in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Applicable Laws of general applicability relating to or affecting creditor’s rights, or by principles governing the availability of equitable remedies, whether considered in suit, action or proceeding at law or in equity (collectively, the “Enforceability Exceptions”)).

(b)      At a meeting duly called and held, the Company Board, by resolutions duly adopted, has unanimously (i) determined that the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions are in the best interests of the Company and the Company’s stockholders, (ii) adopted and approved this Agreement and declared advisable the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions on the terms and conditions of this Agreement, (iii) directed that the approval of this Agreement, the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions on the terms and conditions of this Agreement, be submitted to the Company’s stockholders for consideration at the Company Stockholders Meeting and (iv) resolved to recommend, subject to Section 6.03(b), the approval of this Agreement, the Stock Issuance, the Organizational Documents Amendments (including the Redesignation) and the other Transactions to the Company’s stockholders (such recommendation, the “Company Board Recommendation”). The Company Board has not adopted or approved any resolution pursuant to NRS 92A.380(1)(d) or NRS 92A.390(1) granting dissenter’s, appraisal or similar rights to any holder of Company Capital Stock or any other equity interests of or in the Company, or to any other Person.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company and Merger Sub of this Agreement and the consummation by the Company and Merger Sub of the Transactions require no action by or in respect of, or filing by the Company or Merger Sub with, any Governmental Authority, other than (a) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, including the filing with the SEC by the Company of the Form S-4, (b) filings with the Nevada Secretary of State in connection with the Organizational Documents Amendments, (c) the filing of the Certificate of Merger with the Ohio Secretary of State and acceptance thereof by the Ohio Secretary of State, (d) compliance with the rules and regulations of Nasdaq and (e) any other actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04. Non-Contravention. The execution, delivery and performance by each of the Company and Merger Sub of this Agreement and, assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Stockholder Approval, the consummation of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of the Company or Merger Sub, (b) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) require any consent or other action by any Person under, constitute a default under (or an event that with notice or lapse of time or both would become a default), or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company, Merger Sub or any of their respective Subsidiaries is entitled under any provision of any agreement, note, bond, mortgage, contract, license, or other instrument binding upon the Company, Merger Sub or any of their respective Subsidiaries or (d) result in the creation or imposition of any Lien on any properties or assets (including intangible assets) of the Company, Merger Sub or any of their respective Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 2,000,000 shares of Class A Common Stock, $0.0001 par value per share (“Company Class A Common Stock”), 38,000,000 shares of Class B Common Stock, $0.0001 par value per share (“Company Class B Common Stock” and, together with Company Class A Common Stock, the “Company Common Stock,” it being understood that, after the Organizational Documents Amendments, “Company Common Stock” shall refer to all common stock of the Company, however designated), and 50,000,000 shares of Preferred Stock, $0.0001 par value per share (“Company Preferred Stock,” it being understood that, after the Organizational Documents Amendments, “Company Preferred Stock” shall refer

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to all preferred stock of the Company, however designated). As of the close of business on May 5, 2025 there were outstanding (i) 1,000,000 shares of Company Class A Common Stock, (ii) 13,413,162 shares of Company Class B Common Stock (and an additional 2,158,882 shares that were held in abeyance), (iii) no shares of Company Preferred Stock and (iv) 105,490 shares of Company Class B Common Stock subject to Company Warrants. All shares of capital stock of the Company outstanding as of the Original Agreement Date have been duly authorized and validly issued (free of preemptive rights) and are fully paid and non-assessable. As of the close of business on May 5, 2025, other than the items listed in (i) through (iv) of the second sentence of this Section 4.05, there are no issued or outstanding Company Securities. As of immediately prior to the Effective Time, there will be no issued or outstanding shares of capital stock of the Company that are entitled to more than one vote per share.

(b)      As of the date of the Original Agreement, there were no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares of Company Common Stock may vote.

(c)       Except as set forth in this Section 4.05 and for issuances after the Original Agreement Date in accordance with Section 6.01(b)(iii)(A), there are, no issued, reserved for issuance, existing or outstanding Equity Securities of the Company (“Company Securities”) or contractual obligations or commitments of any character relating to any Company Securities, including any agreements restricting transfer of, requiring the registration for sale of, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or any similar rights with respect to any Company Securities. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. The Company does not have a shareholder rights plan in place.

(d)      Except as set forth on Section 4.05(d) of the Company Disclosure Schedule, there are no voting trusts, proxies or any other contracts or understandings with respect to the voting of any Company Capital Stock. The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any Company Capital Stock. There are no declared or accrued but unpaid dividends or distributions with respect to any Company Capital Stock.

(e)       The Company Board has, by resolution or written consent, taken all action necessary to resolve that the entry into the Support Agreement by the parties thereto will not be deemed a Transfer (as defined in the Company’s articles of incorporation), and the Company has provided to Parent a true, correct and complete copy of such resolution or written consent.

(f)       No dissenter’s or appraisal rights relating to this Agreement, the Merger or the Transactions shall be available under the Dissenter’s Rights Statutes with respect to any share of Company Common Stock, or with respect to any holder or former holder of any share of Company Common Stock.

Section 4.06. Subsidiaries.

(a)       Except for Merger Sub, as of the Original Agreement Date, the Company has no Subsidiaries and does not own any Equity Securities of any Person.

(b)      Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all organizational powers required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing or any failure to have such powers as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)       All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly. There are no issued, reserved for issuance or outstanding Equity Securities of any Subsidiary of the Company (the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

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Section 4.07. SEC Filings; Internal Control. (a) The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, certifications, prospectuses and other documents (including all exhibits, schedules and other information and supplements thereto) required to be filed with or furnished to the SEC by the Company since October 1, 2020 (the “Applicable Date”) (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)      As of its filing date, each Company SEC Document complied, and each Company SEC Document filed subsequent to the Original Agreement Date has complied and will comply, in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act of 2002, as the case may be. To the Knowledge of the Company, no executive officer of the Company has failed to make the certifications required under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document.

(c)       As of its filing date (or, if amended or superseded by a filing prior to the Original Agreement Date, as of the date of such amended or superseded filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the Original Agreement Date has and will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)      Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)       As of the Original Agreement Date, there were no material outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing SEC review, outstanding SEC comments or outstanding SEC investigation. There are no internal investigations or, to the Knowledge of the Company, inquiries or investigations by the SEC pending or threatened, in each case, regarding any accounting practice of the Company. Since the Applicable Date, except as otherwise disclosed in the Company SEC Documents filed prior to the Original Agreement Date, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(f)       The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in material compliance with Rule 13a-15 or 15d-15, as applicable, under the 1934 Act, (i) reasonably designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and includes policies and procedures that ensure that information required to be disclosed by the Company in its filings with the SEC under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, (ii) processes designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions, dispositions and assets of the Company; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets; and (C) provide reasonable assurances that receipts and expenditures are permitted only in accordance with the Company management’s general or specific authorization; and (iii) disclosed, based on its most recent evaluation prior to the Original Agreement Date, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. Company management has completed an assessment of the effectiveness of the Company’s system of Internal Controls in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and, except as set forth in the Company SEC Documents filed prior to the Original Agreement Date that assessment concluded that those controls were effective.

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(g)      There are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any other Person (other than the Company or any of its Subsidiaries), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act, except as otherwise disclosed in the Company SEC Documents filed prior to the Original Agreement Date.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including all notes and schedules thereto) (the “Company Financial Statements”) included or incorporated by reference in Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial condition of the Company and its consolidated Subsidiaries, as of the dates thereof and their consolidated results of operations, stockholders’ equity and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements, in each case, none of which could reasonably be expected to be material, individually or in the aggregate). Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become, a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 4.09. Disclosure Documents. The proxy statement of the Company to be filed as part of the Form S-4 with the SEC in connection with the Transactions (the “Proxy Statement”) will, when filed in definitive form, comply as to form in all material respects with the applicable requirements of the 1934 Act and the NRS. The information supplied by or on behalf of the Company or Merger Sub in writing for inclusion or incorporation by reference in the Form S-4 and Proxy Statement and any amendment or supplement thereto will not, at the time the Form S-4 is declared effective by the SEC (or, with respect to any amendment or supplement, at the time such post-effective amendment or supplement becomes effective) and on the date the Proxy Statement and any amendments or supplements thereto are first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 do not apply to statements or omissions included or incorporated by reference in the Form S-4 or Proxy Statement or any amendment or supplement thereto based upon information supplied by Parent or any of its Representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. Since the Company Balance Sheet Date, (a) there has not been any Company Material Adverse Effect, (b) except as set forth on Section 4.10 of the Company Disclosure Schedule, the business of the Company and its Subsidiaries has been conducted in the ordinary course of business in all material respects and (c) without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the Original Agreement Date, would constitute a breach of, or require the consent of, Parent under Section 6.01.

Section 4.11. No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries, other than: (a) Liabilities expressly disclosed and provided for in the Company Balance Sheet or in the notes thereto; (b) Liabilities incurred in connection with this Agreement and the Transactions; and (c) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12. Compliance with Laws.

(a)       The Company and each of its Subsidiaries is, and since the Applicable Date has been, in compliance with, and to the Knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(b)      Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees (in connection with their activities on behalf of such employer), nor to the Knowledge of the Company, any agent or other third-party representative acting on behalf of the Company or any of its Subsidiaries, is currently, or has been since the Applicable Date, a Person that is, or is owned or controlled by Persons that are: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country or (iii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country.

(c)       Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees (in connection with their activities on behalf of such employer) nor to the Knowledge of the Company, any agent or other third-party representative acting on behalf of the Company or any of its Subsidiaries, has since the Applicable Date made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws.

(d)      Since the Applicable Date, neither the Company nor any of its Subsidiaries has, in connection with or relating to the business of the Company or any of its Subsidiaries, (i) received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation, (ii) made any voluntary or involuntary disclosure to a Governmental Authority, or (iii) conducted any internal investigation or audit, in each case, concerning any actual or potential material violation or wrongdoing related to Sanctions Laws or Anti-Corruption Laws.

(e)       Neither the Company nor any of its Subsidiaries is or has been required to be registered as an investment adviser with the SEC under the Investment Advisers Act, state law or other similar law or regulations relating to the provision of Investment Services.

(f)       None of the Company, the Company’s Subsidiaries or any other “affiliated person” (as defined in the Investment Company Act) of the Company or the Company’s Subsidiaries is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve in any capacity referred to in Section 9(a) thereof to a registered investment company; and none of the Company, the Company’s Subsidiaries or any other person “associated” (as defined in the Investment Advisers Act) with the Company or the Company’s Subsidiaries is subject to disqualification pursuant to Section 203 of the Investment Advisers Act from serving as an investment adviser or as a person associated with an investment adviser or is subject to disqualification under Rule 206(4)-1 under the Investment Advisers Act; nor is there any proceeding or investigation pending or, to the Knowledge of the Company, threatened by any Governmental Authority that would result in any such ineligibility or disqualification.

(g)      None of the Company, the Company’s Subsidiaries or any of their respective directors, officers, general partners or managing members (together with the Company and the Company’s Subsidiaries, “Regulation D Covered Persons”) is subject to a conviction, order, judgment, decree, act or any other measure, determination or other disqualifying event described in paragraph (d)(1) of Rule 506 of Regulation D of the 1933 Act other than any such event covered by Rule 506(d)(2)(ii)-(iii) of Regulation D of the 1933 Act (a “Disqualifying Event”), and, to the Knowledge of the Company, there is no inquiry, investigation, proceeding or action pending against any Regulation D Covered Person that could reasonably be expected to result in a Disqualifying Event.

Section 4.13. Litigation. Since the Applicable Date, there has been no Proceeding pending against, or, to the Knowledge of the Company, threatened by or against, or affecting the Company or any of its Subsidiaries or any officer, director, employee or equityholder of the Company or any of its Subsidiaries in such capacity before (or, in the case of threatened Proceedings, that would be before) or by any Governmental Authority, or any order, injunction, judgment, decree, writ or ruling of any Governmental Authority outstanding against the Company or any of its Subsidiaries, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets necessary to operate its business, including all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

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(b)      Neither the Company nor any of its Subsidiaries owns, or has ever owned, any real property. As of the Original Agreement Date, Section 4.14(b) of the Company Disclosure Schedule sets forth a true and complete list of all real property leased by or for the benefit of the Company or any of its Subsidiaries (the “Company Leased Real Property”). Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Leased Real Property represents all of the real property used or intended to be used in the business of, or otherwise held by, the Company.

(c)       Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license, and all material amendments and modifications thereof as of the Original Agreement Date, with respect to the Company Leased Real Property (each, a “Company Real Property Lease”) is valid, binding, enforceable and in full force and effect with respect to the Company or one of its Subsidiaries and, to the Knowledge of the Company, to the counterparty thereto, (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Company Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a material default under the provisions of such Company Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Company Real Property Lease.

(d)      Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has not received any written notice that all or any portion of Company Leased Real Property is subject to any governmental order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Authority with or without payment of compensation therefor and, to the Knowledge of the Company, no such order is threatened.

(e)       Except for any Company Permitted Liens and as set forth in Section 4.14(e) of the Company Disclosure Schedule and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no contractual or legal restrictions that prevent the Company or any of its Subsidiaries from using any Company Leased Real Property for its current use and (ii) all structures and other buildings on the Company Leased Real Property are in good operating condition sufficient for the operation of the Company’s business and none of such structures or buildings is in need of maintenance or repairs except for ordinary, routine maintenance and repairs, and except for ordinary wear and tear.

Section 4.15. Intellectual Property, Rights and IT Assets.

(a)       Section 4.15(a) of the Company Disclosure Schedule sets forth a true and complete list of: (i) each item of Company Intellectual Property Rights that is registered and applied-for with a Governmental Authority and all social media identifiers and accounts included in the Company Intellectual Property Rights, specifying as to each such item, as applicable (A) the owner of such item (and, with respect to any and all domain name registrations, the applicable registrar), (B) the jurisdiction in which such item is issued or registered or in which any application for issuance or registration has been filed, (C) the respective title, issuance, registration and application number of such item and (D) the date of application and issuance or registration of such item; (ii) all material unregistered Trademarks included in the Company Intellectual Property Rights and (iii) all material Company Software.

(b)      All Company Intellectual Property Rights are valid, subsisting and, to the Company’s Knowledge, enforceable. The Company or its Subsidiaries solely and exclusively own, free and clear of all Liens (other than any Company Permitted Liens), all Company Intellectual Property Rights. The Company or its Subsidiaries own all right, title and interest in, or have a written license or other valid and enforceable right to use, all Intellectual Property Rights that are used in, held for use in or necessary for the operation of the business of the Company and its Subsidiaries. There exist no material restrictions on the disclosure, use, license or transfer of any of the Company Intellectual Property Rights and the consummation of the Transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any of the Company’s or its Subsidiaries’ rights under the Company Intellectual Property Rights or the Licensed Intellectual Property Rights.

(c)       The conduct of the Company’s business as currently conducted by the Company and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate (and the Company and its Subsidiaries have not infringed, misappropriated, diluted or otherwise violated) any Intellectual Property Rights of any Person. As of the Original Agreement Date, there was no claim pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries have infringed, misappropriated, diluted or otherwise violated any Intellectual Property Rights of any Person. No Person is infringing, misappropriating, diluting

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or otherwise violating the Company Intellectual Property Rights. None of the Company Intellectual Property Rights are subject to any outstanding judgment, injunction, order or decree restricting the use thereof by the Company or its Subsidiaries. There are no pending or, to the Knowledge of the Company, threatened claims or allegations seeking to challenge the validity, enforceability or ownership of, or the Company or any of its Subsidiaries’ rights in, any Company Intellectual Property Rights or Licensed Intellectual Property Rights.

(d)      The Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Company Intellectual Property Rights, the value of which to the Company and its Subsidiaries is contingent upon maintaining the confidentiality thereof and the Company and its Subsidiaries have not disclosed any such Company Intellectual Property Rights to any Third Party other than pursuant to a written confidentiality agreement (or equivalent professional obligations of confidentiality) pursuant to which such Third Party agrees to protect such Company Intellectual Property Rights.

(e)       Each Person who is or was involved in the creation or development of any Intellectual Property Right for the Company or any of its Subsidiaries (including any current or former employee or independent contractor) has entered into a binding, valid and enforceable written agreement with the Company or its applicable Subsidiary containing: (i) an irrevocable present assignment to the Company or its applicable Subsidiary of any ownership interest and right it may have in all Intellectual Property Rights that were created or developed by such Person in the course of that Person’s activities with or for or otherwise for the benefit of the Company or its applicable Subsidiary; (ii) an acknowledgement of the Company’s or its applicable Subsidiary’s ownership of all such Intellectual Property Rights; (iii) confidentiality provisions protecting the trade secrets and other non-public elements of all Company Software and such Intellectual Property Rights; (iv) to the extent not assignable by Applicable Law, a waiver of such Person’s moral rights in and to such Intellectual Property Rights; and (v) no such Person has any ongoing obligation to any other Person with respect to such Intellectual Property Rights. No current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest in or to any Company Intellectual Property Rights.

(f)       None of the Company Software or Software otherwise used in and material to the business of the Company and its Subsidiaries, contains any worm, bomb, backdoor, clock, timer or other disabling device code, design or routine which can cause Software to be erased, inoperable or otherwise incapable of being used, either automatically or upon command. The Company has not used any Open Source Software in a manner that requires that any Company Software be: (i) made available or distributed in source code form; (ii) licensed for the purpose of making derivative works; (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (iv) redistributable at no charge. None of the Company Software is subject to any agreement with any Person under which the Company or any of its Subsidiaries has deposited, or could be required to deposit, into escrow the source code of such Company Software, and no such source code has otherwise been released to any Person, or is entitled to be released to any Person, by any escrow agent. The consummation of the Transactions will not trigger the release of any source code of any such Company Software to any other Person.

(g)      The Company or its Subsidiaries possess all necessary rights to use all Company IT Assets that are currently used in the current operation of the business of the Company and its Subsidiaries. The Company IT Assets operate and perform in all material respects in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted. The Company and its Subsidiaries and the conduct of the Company’s business are in compliance with, and have been in compliance with, all Company Data Security Requirements. Through the Original Agreement Date, there have not been any actual or alleged incidents of data security breaches, unauthorized access or use of any of the Company IT Assets, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, exfiltration, theft, corruption, alteration (each, a “Data Incident”), or use of any Personal Data or other notices received by the Company or any of its Subsidiaries from any Governmental Authorities relating to Company Data Security Requirements. There is, to the Knowledge of the Company, no virus, worm, trojan horse or similar disabling code or program in any of the Company IT Assets. The Company and its Subsidiaries have implemented and maintained commercially reasonable technical, physical and organizational measures, in compliance with all Company Data Security Requirements to protect the Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby) and all Personal Data in their possession or control against any Data Incident.

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Section 4.16. Permits. The Company and its Subsidiaries possess, and since the Applicable Date have possessed, all material Governmental Authorizations required under Applicable Law for the ownership, lease, operation, use or maintenance of their business as currently conducted. Section 4.16 of the Company Disclosure Schedule sets forth a true, correct and complete list and description of each such Governmental Authorization, including the (a) description of authorization, (b) date of issuance, and (c) if applicable, the current term thereof. Except as set forth in Section 4.16 of the Company Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, the Company and its Subsidiaries (i) are and have been in material compliance with all such Governmental Authorizations, (ii) have not received any written notification or communication from any Governmental Authority asserting that the Company or one of its Subsidiaries is or was not in compliance with any such Governmental Authorization and (iii) have not been threatened in writing of the suspension, revocation, cancellation or modification of any such Governmental Authorization. The Company and its Subsidiaries have filed all necessary applications to renew or, if applicable, replace such Governmental Authorizations, except for any such failure to file that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of such Governmental Authorizations will be subject to revocation, suspension, modification, cancellation, rescission, non-renewal or termination as a result of the execution and delivery of this Agreement or the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.17. Taxes. Except as set forth on Section 4.17 of the Company Disclosure Schedule:

(a)       All income and other material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law (taking into account all extensions), and all such Tax Returns are true, correct, and complete in all material respects and have been prepared in substantial compliance with all Applicable Law.

(b)      The Company and each of its Subsidiaries has timely paid in full to the appropriate Taxing Authority all income and other material Taxes due and payable by each of them (whether or not shown on any Tax Return), except for Taxes being contested in good faith and for which adequate reserves have been established on the financial statements of the Company in accordance with GAAP. The Company and each of its Subsidiaries has timely withheld and remitted to the appropriate Taxing Authority all material Taxes required to be so withheld and remitted with respect to any amounts paid or owing to any employee, creditor, independent contractor or other third party under Applicable Law and has and have complied in all material respects with Applicable Laws relating to the payment, collection, reporting, withholding, and collection of Taxes or remittance thereof.

(c)       As of the Original Agreement Date, there was no Proceeding, examination, audit or investigation now pending or otherwise in process or threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax Return. No Taxing Authority has asserted by written notice to the Company or its Subsidiaries any deficiency, assessment, adjustment, proposed adjustment, or claim for any material Taxes that has not been paid or otherwise resolved in full.

(d)      There are no Liens for Taxes upon the assets of the Company and its Subsidiaries except for Company Permitted Liens.

(e)       None of the Company or its Subsidiaries has been granted any currently effective waiver of any statute of limitations with respect to, or any extension of period for the assessment or collection of, any income or other material Tax (other than any routine extension granted in the ordinary course of business), nor is any request from any Taxing Authority for any such waiver or extension currently outstanding.

(f)       No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company or one of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax by or is or may be required to file (or be included in) a Tax Return in that jurisdiction. Neither the Company nor any Subsidiary of the Company has, nor has ever had, a permanent establishment (as defined in any applicable Tax treaty or convention between the United States and such country) or other taxable presence in any country other than its country of incorporation.

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(g)      Neither the Company nor any Subsidiary of the Company is or, with respect to any period for which the statute of limitations remains open, has ever been a party to any “listed transaction” as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b) (or any corresponding or similar provision of U.S. state or local or non-U.S. law).

(h)      During the two-year period ending on the Original Agreement Date, neither the Company nor any Subsidiary of the Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 (or so much of Code Section 356 as relates to Code Section 355).

(i)       Neither the Company nor any of its Subsidiaries is, or has ever been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(j)        Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group (within the meaning of Code Section 1504(a)) or other combined, consolidated, unitary, or other similar group for Tax purposes (other than a group the common parent of which is or was the Company or a Subsidiary of the Company) (a “Company Tax Group”), (ii) has any liability for the Taxes of any Person (other than a member of the Company Tax Group) under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of U.S. state or local or non-U.S. law), as a transferee or successor, by operation of Applicable Law, or otherwise, or (iii) is a party to or bound by, nor does it have any obligation under, any Tax allocation, Tax sharing, Tax indemnity, Tax gross-up, or other similar contract or arrangement with any Person (other than pursuant to (x) contracts solely among the Company and its Subsidiaries, (y) the customary provisions of a commercial contract entered into in the ordinary course of business, the primary purpose of which is not related to Taxes, including leases, licenses or credit agreements or (z) the Transaction Agreements).

(k)      Neither the Company nor any of its Subsidiaries is required to include any amounts in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amounts received on or prior to the Closing Date or deferred revenue accrued on or prior to the Closing Date, or (vi) an intercompany transaction or any excess loss account described in Treasury Regulations under Code Section 1502 (or similar provisions of any Law).

(l)        Neither the Company nor any of its Subsidiaries has received or applied for a Tax ruling or entered into a closing agreement pursuant to Code Section 7121 (or any predecessor provision or any similar provision of state, local or non-U.S. Law), in either case that would be binding upon the Company or any of its Subsidiaries after the Closing Date.

(m)     As of the Original Agreement Date, neither the Company nor any of its Affiliates has taken or agreed to take any action, nor does the Company have, after reasonable consultation with its tax advisors, any Knowledge of any fact or circumstance, that would reasonably be expected to prevent the Intended Tax Treatment from being satisfied.

Section 4.18. Employees and Employee Benefit Plans.

(a)       Section 4.18(a) of the Company Disclosure Schedule lists each material Company Plan. The Company has made available to Parent complete and accurate copies of each material Company Plan (or a description of all material terms, if such plan is not written) and, to the extent applicable: (i) the most recent determination letter, or if such Company Plan is a prototype plan, the opinion or notification letter which covers each such Company Plan, if applicable, (ii) any summary plan description or summary of material modification, (iii) the most recently filed Form 5500 and attached schedules, and (iv) material non-routine correspondence with a Governmental Authority since the Applicable Date. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Plan has been operated, maintained, funded and administered in accordance with its terms and in accordance with Applicable Law.

(b)      Neither the execution of this Agreement nor the consummation of the Transactions (either alone or together with any other event) would reasonably be expected to (i) entitle any current or former Company Service Provider to any payment or benefit payable by the Company or its Subsidiaries, (ii) accelerate the time of payment, vesting or funding of any compensation or benefits, or increase the amount payable, to any current or former Company Service Provider by the Company or its Subsidiaries, (iii) limit the right to merge, amend or terminate any Company Plan or (iv) result in any payments or benefits that would be nondeductible by reason of Section 280G of the Code.

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(c)       Neither the Company nor any of its Subsidiaries (i) sponsors, maintains or contributes to, or has since the Applicable Date sponsored, maintained or contributed to (1) a Multiemployer Plan, (2) a Title IV Plan, (3) a multiple employer plan (as described in Section 413(c) of the Code); or (4) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (ii) has or is reasonably expected to have any current or contingent liability (either directly or indirectly as a result of the Company or its Subsidiaries’ affiliation with their ERISA Affiliates) with respect to any other plan, that is subject to Title IV of ERISA, including any Multiemployer Plan as a result of having been treated as part of a “single employer” within the meaning of Section 414(b), (c), (m) and (o) of the Code.

(d)      Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS, and no circumstances exist that would reasonably be expected to result in any such letter being revoked.

(e)       Each Company Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in material operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder.

(f)       No Company Plan provides or is reasonably expected to have any liability with respect to any post-employment or post-termination health, life or other welfare benefits to any Person, other than as required by COBRA or other Applicable Law.

(g)      Neither the Company nor any of its Subsidiaries is a party to or bound by, or is currently negotiating in connection with entering into, any collective bargaining agreement, works council agreement or similar agreement or other relationship with any labor union, works council or other collective employee representative (including any such agreements that apply on a national or industry-wide basis). There is no material labor strike, slowdown or stoppage pending or, to the Company’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries.

(h)      Neither the Company nor its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Company Service Provider for any Tax incurred by such Company Service Provider.

(i)       Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company, (i) no Proceeding or investigation (other than routine claims for benefits) is pending against or involves or, to the Company’s Knowledge, is threatened against or threatened to involve, any Company Plan before any Governmental Authority and (ii) there is no charge, complaint or proceeding pending, threatened in writing or to the Company’s Knowledge, threatened orally, nor has there been a charge, complaint or proceeding since the Applicable Date, against the Company or any of its Subsidiaries alleging unlawful discrimination in employment practices before any Governmental Authority, and there is no charge of or proceeding pending, threatened in writing, or to the Company’s Knowledge, threatened orally, nor has there been a charge or proceeding since the Applicable Date, with regard to any unfair labor practice against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any Governmental Authority.

(j)       Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company, the Company and its Subsidiaries are, and since the Applicable Date have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, terms and conditions of employment, health and safety, workers’ compensation, wages, hours, overtime, independent contractor classification, exempt status classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health continuation coverage under group health plans.

(k)      Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company, the Company and its Subsidiaries are, and since the Applicable Date have been, in compliance with WARN and have no liabilities or other obligations thereunder.

(l)        Since the Applicable Date, the Company and its Subsidiaries have (i) investigated in accordance with the Company’s internal complaint procedures all sexual harassment or other discrimination or retaliation allegations made by a current or former Company Service Provider against any current or former director or executive officer or employee at or above the vice president or equivalent level of the Company or its Subsidiaries of which the Company or its Subsidiaries are aware or has been made aware and (ii) not entered into any settlement agreement with a current or former Company Service Provider relating to any allegations of sexual harassment or other discrimination or retaliation by any current executive officer or employee at or above the vice president or equivalent level of the Company or its Subsidiaries.

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Section 4.19. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except as set forth on Section 4.19 of the Company Disclosure Schedule:

(a)       no written notice, demand, request for information, citation, summons, order, complaint, or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws that is currently unresolved, and there are no judicial, administrative or other Proceedings pending or, to the Company’s Knowledge, threatened in writing, against the Company or any Subsidiary, in each case which relate to or arise out of any liability of the Company or any of its Subsidiaries under, or violation by the Company or any of its Subsidiaries of, any Environmental Laws;

(b)      the Company and each of its Subsidiaries have obtained and maintained all permits, licenses, authorizations, certifications, and registrations required under Environmental Laws and necessary for their operations or the occupancy of the Company Leased Real Property to comply with all Environmental Laws and are in compliance with such permits;

(c)       the operations of the Company and each of its Subsidiaries are in compliance with all the terms of applicable Environmental Laws; and

(d)      neither the Company nor its Subsidiaries have released any Hazardous Substances at any Company Leased Real Property, in each case so as to give rise to any liabilities pursuant to Environmental Laws.

Section 4.20. Material Contracts. (a) Section 4.20 of the Company Disclosure Schedule contains an accurate and complete list, as of the Original Agreement Date, of each contract described below (such Contracts, including any Contracts required to be listed on Section 4.20 of the Company Disclosure Schedule, the “Material Contracts”) in this Section 4.20 under which the Company or any of its Subsidiaries has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise):

(i)          purporting to limit in any material respect the freedom of the Company or any of its Subsidiaries (or, after the Closing, Parent or any of its Affiliates) to (A) engage or compete in any line of business, industry or geographical area, including any non-compete or exclusivity provision or (B) set prices and terms for the provision, sale, lease or license of its products, services or technologies;

(ii)         (A) that is a standstill or restrictive covenant agreement or that contains any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed (or, after the Closing, pursuant to which Parent or any of its Affiliates would be required) not to acquire or to other limitations with respect to assets or securities of another Person, (B) contains any non-solicitation, no hire or similar provision that restricts the Company or any of its Subsidiaries (or, after the Closing, Parent or any of its Affiliates) from soliciting, hiring, engaging, retaining or employing a third party’s current or former employees, in each case, other than confidentiality agreements entered into in the ordinary course of business that is material to the Company and its Subsidiaries, taken as a whole, or (C) grants any third party rights of first refusal, rights of first option, rights of first offer or similar rights or options to purchase, offer to purchase or otherwise acquire any interest in any of the properties or assets (other than Company Intellectual Property Rights) owned by the Company or any of its Subsidiaries (or, after the Closing, Parent or any of its Affiliates), in the case of this clause (C) that is material to the Company and its Subsidiaries, taken as a whole;

(iii)        any stockholders, investors rights, registration rights or similar Contract;

(iv)        any Contract that purports to bind direct or indirect equityholders of the Company or any of its Affiliates other than the Company or any of its Subsidiaries;

(v)         any Contract that provides for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (including properties or capital stock) that (A) is pending for aggregate consideration in excess of $25,000 or (B) pursuant to which the Company or its Subsidiaries has continuing material obligations including any “earn-out” or other contingent payment obligations;

(vi)        any Contract providing any third party with any rights upon a “change of control” or similar event with respect to the Company or any of its Subsidiaries;

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(vii)       any Contract or group of related Contracts that provides for, or would reasonably be expected to result in, annual payments to or from the Company and its Subsidiaries of $10,000 or more or aggregate payments to or from the Company and its Subsidiaries of $20,000 or more;

(viii)      any Contract (A) with any sole-source suppliers of material products or services or (B) that includes any “most favored nations” terms and conditions, any exclusive dealing or minimum purchase or sale, “take or pay” obligations, arrangement or requirements to purchase substantially all of the output or production of a particular supplier;

(ix)        pursuant to which the Company or any of its Subsidiaries has potential indemnification obligations to any Person, except for ordinary course customer agreements;

(x)         any partnership, joint venture, strategic alliance, collaboration, co-promotion or research and development project contract that is material to the Company and its Subsidiaries, taken as a whole;

(xi)        any Contract with any Governmental Authority or entered into by the Company or any of its Subsidiaries as a subcontractor (at any tier) to provide supplies or services in connection with a Contract between another Person and a Governmental Authority;

(xii)       any Company Affiliate Transaction;

(xiii)      any Contract relating to indebtedness of the Company or any of its Subsidiaries for borrowed money or any financial guaranty thereof;

(xiv)      any Contract relating to any loan or other extension of credit made by the Company;

(xv)       any Contract that obligates the Company or any of its Subsidiaries to make any capital expenditures;

(xvi)      containing any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever;

(xvii)     any Contract (excluding licenses for commercial off-the-shelf Software with aggregate annual payments of less than $25,000, Open Source Software licenses and non-exclusive licenses granted in the ordinary course of business) to which the Company or any of its Subsidiaries is a party pursuant to which the Company or any of its Subsidiaries (A) is granted any license or right to use, or covenant not to sue with respect to, any Intellectual Property Rights of a Third Party or (B) has granted to a Third Party any license or right to use, or covenant not to sue with respect to, any Company Intellectual Property Rights;

(xviii)    any (A) employment or service Contract with any Company Service Provider whose current base compensation exceeds $100,000 per year or (B) any Contract providing for retention, change in control or transaction bonuses or benefits;

(xix)      any collective bargaining or similar agreement;

(xx)       any Contract that involves the settlement of any Proceeding or dispute pursuant to which the Company or any of its Subsidiaries has continuing obligations (contingent or otherwise);

(xxi)      any power-of-attorney executed on behalf of the Company or any of its Subsidiaries;

(xxii)     any other Contract, arrangement, commitment or understanding that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); and

(xxiii)    any Contract that commits the Company or any of its Subsidiaries to enter into any contracts of the types described in foregoing clauses (i) through (xxii).

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(b)      The Company has made available to Parent a true and complete copy of each Contract set forth or required to be set forth in Section 4.20(a) of the Company Disclosure Schedule. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the Original Agreement Date (i) each contract set forth or required to be set forth in Section 4.20(a) of the Company Disclosure Schedule was valid and in full force and effect with respect to the Company and its Subsidiaries party thereto and, to the Company’s Knowledge, each other party thereto (except insofar as such enforceability may be limited by the Enforceability Exceptions) and (ii) neither the Company nor any of its Subsidiaries nor to the Company’s Knowledge any other party to any such Contract, was in or alleged to be in violation of any provision thereof.

Section 4.21. Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with Applicable Law, (b) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (c) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy, and (d) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 4.22. Finders’ Fees. Except for fees in the amounts due and payable (assuming the Closing occurs) to those Persons set forth on Section 4.22(a) of the Company Disclosure Schedule (which also sets forth a good faith estimate of the amount of each such fee), there is no investment banker, financial advisor, broker, finder or other intermediary (a) who is or may be entitled to, or has asserted that it is or would be entitled to, any brokerage fee, finder’s fee, commission or other similar fee from the Company or any of its Affiliates or (b) to whom the Company or any of its Affiliates owes any other material obligations following the Closing (other than customary indemnification obligations), in each case, in connection with the Transactions. The Company has made available to Parent true and complete copies of all Contracts under which any such fees or commissions are payable and all related indemnification and other agreements related thereto.

Section 4.23. Opinion of Financial Advisor. The Company Board has received the opinions of Newbridge Securities Corporation (the “Financial Advisor Opinion”), financial advisor to the Company, to the effect that, as of the date of such opinion, and based on and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the Company and the Company’s common stockholders. The Company has made available to Parent true and complete copies of the Financial Advisor Opinion and all related indemnification and other agreements related thereto.

Section 4.24. Takeover Statutes. No “control share acquisition,” “fair price,” “moratorium,” “business combination” or other takeover laws enacted under U.S. state or federal laws (including NRS 78.378 through 78.3793, inclusive, and NRS 78.411 through 78.444, inclusive) apply, and the Company Board has taken any and all actions required such that such laws will not apply, to this Agreement, the Merger or any of the other Transactions with respect to the Company and its Subsidiaries.

Section 4.25. Affiliate Transactions. Except as set forth on Section 4.25 of the Company Disclosure Schedule, no Affiliate of the Company (other than Subsidiaries of the Company or its Subsidiaries) or holder of Company Class A Common Stock or Affiliate thereof (i) is a party to any material Contract or other transaction, agreement or binding arrangement or understanding with, has provided services to or has received services from the Company or any of its Subsidiaries (including any monitoring, management or similar agreement), (ii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any property or right, tangible or intangible, that is or, to the Knowledge of the Company, is currently contemplated to be, used by the Company or any of its Subsidiaries, (iii) licenses Intellectual Property Rights (either to or from the Company or any of its Subsidiaries), or (iv) is indebted to or a lender to the Company or any of its Subsidiaries (any arrangement set forth or required to be set forth on Section 4.25 of the Company Disclosure Schedule, a “Company Affiliate Transaction”).

Section 4.26. Acknowledgement of No Other Representations and Warranties. Except for the representations and warranties set forth in this Agreement, as qualified by the Parent Disclosure Schedule, or any certificate delivered pursuant to this Agreement, and the representations and warranties set forth in the other Transaction Agreements (as applicable), each of the Company and Merger Sub acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent to the Company, Merger Sub or any of their respective Representatives or Affiliates in connection with the Transactions, and each of the Company and Merger Sub hereby disclaims reliance on any such other representation or

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warranty, whether by or on behalf of Parent or its Representatives or Affiliates. Each of the Company and Merger Sub also acknowledges and agrees that Parent and its Representatives or Affiliates make no representation or warranty with respect to any projections or forecasts or forward-looking estimates, including with respect to future revenues or future cash flows of Parent or any of its Subsidiaries, in each case, heretofore or hereafter delivered to or made available to the Company, Merger Sub or their respective Representatives or Affiliates.

Article 5
Representations and Warranties of Parent

Except as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company (a) as of the Original Agreement Date (it being understood that all references to “this Agreement” in this Article 5 shall be deemed to be to “the Original Agreement” for purposes of this clause (a)), (b) as of the Effective Time and (c) with respect to Section 5.01, Section 5.02, Section 5.03, Section 5.04, Section 5.09 and Section 5.20, as of the date hereof that:

Section 5.01. Existence and Power.

(a)       Parent (i) is duly organized and validly existing under the laws of its jurisdiction of incorporation or formation, (ii) is in good standing under the laws of its jurisdiction of incorporation or formation, and (iii) has all corporate or other organizational powers required to own, lease and operate its properties and assets in the manner currently operated and to carry on its business as now conducted and, except in the case of clauses (ii) and (iii) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)      Parent is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction where the conduct of its businesses in such jurisdiction, as currently conducted, require such qualification or licensing, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.02. Authorization. The execution and delivery by Parent of, and performance by Parent of its obligations under, this Agreement and the consummation by Parent of the Transactions are within its organizational powers and, except for the Parent Stockholder Approval, have been duly authorized by all necessary organizational action. Parent has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company and Merger Sub, this Agreement constitutes a valid and binding agreement of each of the foregoing, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Enforceability Exceptions). The Parent Board, by resolutions duly adopted, has unanimously (i) determined that the Transactions are in the best interests of Parent and Parent’s stockholders, (ii) adopted and approved this Agreement and the Transactions on the terms and conditions of this Agreement, (iii) directed that the approval of this Agreement and the Transactions on the terms and conditions of this Agreement, be submitted for approval by written consent to those Parent’s stockholders whose approval is required under Parent’s Organizational Documents in connection with the Transactions (the “Parent Stockholder Approval”) and (iv) resolved to recommend that such stockholders grant such approval (such recommendation, the “Parent Board Recommendation”).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions require no action by or in respect of, or filing by any of them with, any Governmental Authority, other than (a) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, including the filing with the SEC by the Company of the Form S-4, (b) filings with the Nevada Secretary of State in connection with the Organizational Documents Amendments, (c) the filing of the Certificate of Merger with the Ohio Secretary of State and acceptance thereof by the Ohio Secretary of State, (d) compliance with the rules and regulations of Nasdaq and (e) any other actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-Contravention. The execution, delivery and performance by Parent of this Agreement and, assuming compliance with the matters referred to in Section 5.03 and receipt of the Parent Stockholder Approval, the consummation of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Parent, (b) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) require any consent or other action by any Person under, constitute a default under (or an event that with notice or lapse of time or both would become a default), or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which

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Parent or any of its Subsidiaries is entitled under any provision of any agreement, note, bond, mortgage, contract, license, or other instrument binding upon Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any properties or assets (including intangible assets) of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Capitalization. (a) The authorized capital stock of Parent consists of 2,000,000 shares of Class A Voting Common Stock, $0.00001 par value per share (“Parent Class A Common Stock”), 2,339,765 shares of Class B Non-Voting Common Stock, $0.00001 par value per share (“Parent Class B Common Stock” and, together with Parent Class A Common Stock, the “Parent Common Stock”), 510,663 shares of Series A-1 Preferred Stock, $0.00001 par value per share (“Parent Series A-1 Preferred Stock”), 278,730 shares of Series A-2 Preferred Stock, $0.00001 par value per share (“Parent Series A-2 Preferred Stock”), 372,257 shares of Series B Preferred Stock, $0.00001 par value per share (“Parent Series B Preferred Stock” and, together with the Parent Series A-1 Preferred Stock and the Parent Series A-2 Preferred Stock, the “Parent Preferred Stock” and, together with the Parent Common Stock, “Parent Stock”). All shares of Parent Stock outstanding as of the Original Agreement Date have been duly authorized and validly issued (free of preemptive rights) and are fully paid and non-assessable. As of the Effective Time, there will be no issued or outstanding Parent Securities except as set forth on the Allocation Schedule.

(b)      As of the Original Agreement Date, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares of Parent Stock may vote.

(c)       Except as set forth in this Section 5.05, as of the Original Agreement Date, there are, no issued, reserved for issuance, existing or outstanding Equity Securities of Parent (“Parent Securities”) or contractual obligations or commitments of any character relating to any Parent Securities, including any agreements restricting transfer of, requiring the registration for sale of, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or any similar rights with respect to any Parent Securities. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities. Parent does not have a shareholder rights plan in place.

(d)      Except as set forth on Section 5.05(d) of the Parent Disclosure Schedule, there are no voting trusts, proxies or any other contracts or understandings with respect to the voting of Parent Stock. Parent is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any Parent Stock. There are no declared or accrued but unpaid dividends or distributions with respect to any Parent Stock.

Section 5.06. Subsidiaries.

(a)       Except as set forth in Section 5.06(a) of the Parent Disclosure Schedule, as of the Original Agreement Date, Parent does not own any Equity Securities of any Person.

(b)      Each Subsidiary of Parent has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all organizational powers required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing or any failure to have such powers as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)       All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Parent is owned by Parent, directly or indirectly. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of Parent (the “Parent Subsidiary Securities”).

Section 5.07. Financial Statements. Section 5.07 of the Parent Disclosure Schedule contains true, accurate and complete copies of the unaudited consolidated financial statements of Parent as of the Parent Balance Sheet Date (the “Parent Financial Statements”). Except as set forth in the notes thereto, the Parent Financial Statements fairly present, in all material respects, in conformity with GAAP applied on a consistent basis, the consolidated

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financial condition of the Asset Management Business as of the dates thereof and its consolidated results of operations, shareholders’ equity and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements, in each case, none of which could reasonably be expected to be material, individually or in the aggregate).

Section 5.08. Disclosure Documents. At the time the Form S-4 or any amendment or supplement thereto is declared effective by the SEC, the Form S-4, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by or on behalf of Parent in writing for inclusion or incorporation by reference in the Form S-4 and Proxy Statement or any amendment or supplement thereto shall not, at the time the Form S-4 is declared effective by the SEC (or, with respect to any amendment or supplement, at the time such post-effective amendment or supplement becomes effective) and on the date the Proxy Statement and any amendments or supplements thereto are first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.08 do not apply to statements or omissions included or incorporated by reference in the Form S-4 or Proxy Statement or any amendment or supplement thereto based upon information supplied by the Company or Merger Sub or any of their respective Representatives or advisors specifically for use or incorporation by reference therein.

Section 5.09. Absence of Certain Changes. Since the Parent Balance Sheet Date and prior to the Original Agreement Date, there has not been any Parent Material Adverse Effect.

Section 5.10. No Undisclosed Liabilities. There are no Liabilities of the Parent or any of its Subsidiaries, other than: (a) Liabilities expressly disclosed and provided for in the Parent Financial Statements or in the notes thereto; (b) Liabilities incurred in connection with this Agreement and the Transactions; and (c) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11. Compliance with Laws.

(a)       Parent and each of its Subsidiaries is, and since the Applicable Date has been, in compliance with, and to the Knowledge of Parent is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)      Except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries, nor any of their respective officers, directors, managers or employees (in connection with their activities on behalf of such employer), nor to the Knowledge of Parent, any agent or other third-party representative acting on behalf of Parent or any of its Subsidiaries, is currently, or has been since the Applicable Date, a Person that is, or is owned or controlled by Persons that are: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country or (iii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country.

Section 5.12. Litigation. Since the Applicable Date, there has been no Proceeding pending against or, to the Knowledge of Parent, threatened by or against, or affecting Parent or any of its Subsidiaries or any officer, director, employee or equityholder Parent or any of its Subsidiaries before (or, in the case of threatened Proceedings, that would be before) or by any Governmental Authority, or any order, injunction, judgment, decree, writ or ruling of any Governmental Authority outstanding against Parent or any of its Subsidiaries, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.13. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets necessary to operate its business, including all property and assets reflected on the Parent Financial Statements or acquired after the Parent Balance Sheet Date, except as have been disposed of since the Parent Balance Sheet Date in the ordinary course of business.

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(b)      Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each lease, sublease or license, and all material amendments and modifications thereof as of the Original Agreement Date, with respect to any real property leased by or for the benefit of the Parent or any of its Subsidiaries (the “Parent Leased Real Property” and each such lease, sublease or license, a “Parent Real Property Lease”) is valid, binding, enforceable and in full force and effect with respect to the Parent or one of its Subsidiaries and, to the Knowledge of the Parent, to the counterparty thereto, (ii) neither the Parent nor any of its Subsidiaries, nor to the Parent’s Knowledge any other party to a Parent Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a material default under the provisions of such Parent Real Property Lease, and neither the Parent nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Parent Real Property Lease.

(c)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Company has not received any written notice that all or any portion of Parent Leased Real Property is subject to any governmental order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Authority with or without payment of compensation therefor and, to the Knowledge of the Parent, no such order is threatened.

(d)      Except for any Parent Permitted Liens and as set forth in Section 5.13(d) of the Parent Disclosure Schedule and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no contractual or legal restrictions that prevent the Parent or any of its Subsidiaries from using any Parent Leased Real Property for its current use and (ii) all structures and other buildings on the Parent Leased Real Property are in good operating condition sufficient for the operation of the Parent’s business and none of such structures or buildings is in need of maintenance or repairs except for ordinary, routine maintenance and repairs, and except for ordinary wear and tear.

Section 5.14. Intellectual Property, Rights and IT Assets.

(a)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) all Parent Intellectual Property Rights are valid, subsisting and, to the Parent’s Knowledge, enforceable; (ii) the Parent or its Subsidiaries solely and exclusively own, free and clear of all Liens (other than any Parent Permitted Liens), all Parent Intellectual Property Rights; and (iii) the Parent or its Subsidiaries own all right, title and interest in, or have a written license or other, to the Parent’s Knowledge, valid and enforceable right to use, all Intellectual Property Rights that are necessary for the operation of the business of the Parent and its Subsidiaries.

(b)      Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) the conduct of the Parent’s business as currently conducted by the Parent and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate (and the Parent and its Subsidiaries have not infringed, misappropriated, diluted or otherwise violated) any Intellectual Property Rights of any Person; (ii) as of the Original Agreement Date, there was no claim pending or, to the Knowledge of the Parent, threatened against the Parent or any of its Subsidiaries alleging that the Parent or any of its Subsidiaries have infringed, misappropriated, diluted or otherwise violated any Intellectual Property Rights of any Person; and (iii) no Person is infringing, misappropriating, diluting or otherwise violating the Parent Intellectual Property Rights.

(c)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect the Parent and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Parent Intellectual Property Rights, the value of which to the Parent and its Subsidiaries is contingent upon maintaining the confidentiality thereof and the Parent and its Subsidiaries have not disclosed any such Parent Intellectual Property Rights to any Third Party other than pursuant to a written confidentiality agreement (or equivalent professional obligations of confidentiality) pursuant to which such Third Party agrees to protect such Parent Intellectual Property Rights.

(d)      Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) the Parent or its Subsidiaries possess all necessary rights to use all Parent IT Assets that are currently used in the current operation of the business of the Company and its Subsidiaries; (ii) the Parent IT Assets operate and perform in a manner that permits the Parent and its Subsidiaries to conduct their respective

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businesses as currently conducted; (iii) through the Original Agreement Date, there have not been any actual or alleged incidents of data security breaches, unauthorized access or use of any of the Parent IT Assets, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, exfiltration, theft, corruption, alteration (each, a “Parent Data Incident”); and (iv) Parent and its Subsidiaries have implemented and maintained commercially reasonable technical, physical and organizational measures, in compliance with all Applicable Laws with respect to the protection of the Parent IT Assets (and all information and transactions stored or contained therein or transmitted thereby) and all Personal Data in their possession or control against any Parent Data Incident.

Section 5.15. Permits. The Parent and its Subsidiaries possess, and since the Applicable Date have possessed all material Governmental Authorizations required under Applicable Law for the ownership, lease, operation, use or maintenance of their business as currently conducted. Except as set forth in Section 5.15 of the Parent Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the Applicable Date, the Parent and its Subsidiaries (i) are and have been in material compliance with all such Governmental Authorizations, (ii) have not received any written notification or communication from any Governmental Authority asserting that the Parent or one of its Subsidiaries is or was not in compliance with any such Governmental Authorization and (iii) have not been threatened in writing of the suspension, revocation, cancellation or modification of any such Governmental Authorization. The Parent and its Subsidiaries have filed all necessary applications to renew or, if applicable, replace such Governmental Authorizations, except for any such failure to file that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. None of such Governmental Authorizations will be subject to revocation, suspension, modification, cancellation, rescission, non-renewal or termination as a result of the execution and delivery of this Agreement or the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.16. Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Parent or any of its Subsidiaries have been filed when due in accordance with all Applicable Law (taking into account all extensions), and all such Tax Returns are true, correct, and complete in all material respects and have been prepared in substantial compliance with all Applicable Law, (b) Parent and each of its Subsidiaries has timely paid in full to the appropriate Taxing Authority all Taxes due and payable by each of them (whether or not shown on any Tax Return), except for Taxes being contested in good faith and for which adequate reserves have been established on the financial statements of Parent in accordance with GAAP and (c) Parent and each of its Subsidiaries has timely withheld and remitted to the appropriate Taxing Authority all Taxes required to be so withheld and remitted with respect to any amounts paid or owing to any employee, creditor, independent contractor or other third party under Applicable Law and has and have complied in all material respects with Applicable Laws relating to the payment, collection, reporting, withholding, and collection of Taxes or remittance thereof.

Section 5.17. Employees and Employee Benefit Plans.

(a)       Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Plan has been operated, maintained, funded and administered in accordance with its terms and in accordance with Applicable Law.

(b)      Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, neither the execution of this Agreement nor the consummation of the Transactions (either alone or together with any other event) would reasonably be expected to (i) entitle any current or former Parent Service Provider to any payment or benefit payable by the Parent or its Subsidiaries, (ii) accelerate the time of payment, vesting or funding of any compensation or benefits, or increase the amount payable, to any current or former Parent Service Provider by the Parent or its Subsidiaries, (iii) limit the right to merge, amend or terminate any Parent Plan or (iv) result in any payments or benefits that would be nondeductible by reason of Section 280G of the Code.

(c)       Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, neither the Parent nor any of its Subsidiaries (i) sponsors, maintains or contributes to, or has since the Applicable Date sponsored, maintained or contributed to (1) a Multiemployer Plan, (2) a Title IV Plan, (3) a multiple employer plan (as described in Section 413(c) of the Code); or (4) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (ii) has or is reasonably expected to have any current or contingent liability

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(either directly or indirectly as a result of the Parent or its Subsidiaries’ affiliation with their ERISA Affiliates) with respect to any other plan, that is subject to Title IV of ERISA, including any Multiemployer Plan as a result of having been treated as part of a “single employer” within the meaning of Section 414(b), (c), (m) and (o) of the Code.

(d)      Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS, and no circumstances exist that would reasonably be expected to result in any such letter being revoked.

(e)       Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, no Parent Plan provides or is reasonably expected to have any liability with respect to any post-employment or post-termination health, life or other welfare benefits to any Person, other than as required by COBRA or other Applicable Law.

(f)       Neither the Parent nor any of its Subsidiaries is a party to or bound by, or is currently negotiating in connection with entering into, any collective bargaining agreement, works council agreement or similar agreement or other relationship with any labor union, works council or other collective employee representative (including any such agreements that apply on a national or industry-wide basis). There is no material labor strike, slowdown or stoppage pending or, to the Parent’s Knowledge, threatened against or affecting the Parent or any of its Subsidiaries.

(g)      Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, neither the Parent nor its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Parent Service Provider for any Tax incurred by such Parent Service Provider.

(h)      Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) no Proceeding or investigation (other than routine claims for benefits) is pending against or involves or, to the Parent’s Knowledge, is threatened against or threatened to involve, any Parent Plan before any Governmental Authority and (ii) there is no charge, complaint or proceeding pending, threatened in writing or to the Parent’s Knowledge, threatened orally, nor has there been a charge, complaint or proceeding since the Applicable Date, against the Parent or any of its Subsidiaries alleging unlawful discrimination in employment practices before any Governmental Authority, and there is no charge of or proceeding pending, threatened in writing, or to the Parent’s Knowledge, threatened orally, nor has there been a charge or proceeding since the Applicable Date, with regard to any unfair labor practice against the Parent or any of its Subsidiaries pending before the National Labor Relations Board or any Governmental Authority.

(i)       Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the Parent and its Subsidiaries are, and since the Applicable Date have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, terms and conditions of employment, health and safety, workers’ compensation, wages, hours, overtime, independent contractor classification, exempt status classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health continuation coverage under group health plans.

(j)       Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Parent, the Parent and its Subsidiaries are, and since the Applicable Date have been, in compliance with WARN and have no liabilities or other obligations thereunder.

(k)      Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, since the Applicable Date, the Parent and its Subsidiaries have (i) investigated in accordance with the Parent’s internal complaint procedures all sexual harassment or other discrimination or retaliation allegations made by a current or former Parent Service Provider against any current or former director or executive officer or employee at or above the vice president or equivalent level of the Parent or its Subsidiaries of which the Parent or its Subsidiaries are aware or has been made aware and (ii) not entered into any settlement agreement with a current or former Parent Service Provider relating to any allegations of sexual harassment or other discrimination or retaliation by any current executive officer or employee at or above the vice president or equivalent level of the Parent or its Subsidiaries.

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Section 5.18. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except as set forth on Section 5.18(a) of the Parent Disclosure Schedule:

(a)       no written notice, demand, request for information, citation, summons, order, complaint, or penalty has been received by the Parent or any of its Subsidiaries arising out of any Environmental Laws that is currently unresolved, and there are no judicial, administrative or other Proceedings pending or, to the Parent’s Knowledge, threatened in writing, against the Parent or any Subsidiary, in each case which relate to or arise out of any liability of the Parent or any of its Subsidiaries under, or violation by the Parent or any of its Subsidiaries of, any Environmental Laws;

(b)      the Parent and each of its Subsidiaries have obtained and maintained all permits, licenses, authorizations, certifications, and registrations required under Environmental Laws and necessary for their operations or the occupancy of the Parent Leased Real Property to comply with all Environmental Laws and are in compliance with such permits;

(c)       the operations of the Parent and each of its Subsidiaries are in compliance with all the terms of applicable Environmental Laws; and

(d)      neither the Parent nor its Subsidiaries have released any Hazardous Substances at any Parent Leased Real Property, in each case so as to give rise to any liabilities pursuant to Environmental Laws.

Section 5.19. Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) Parent and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with Applicable Law, (b) all insurance policies of Parent and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (c) neither Parent nor any of its Subsidiaries is in breach of, or default under, any such insurance policy, and (d) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 5.20. Finders’ Fees. Except for fees in the amounts due and payable (assuming the Closing occurs) to those Persons set forth on Section 5.20 of the Parent Disclosure Schedule, there is no investment banker, financial advisor, broker, finder or other intermediary who is or may be entitled to, or has asserted that it is or would be entitled to, any brokerage fee, finder’s fee, commission or other similar fee from the Company or any of its Affiliates.

Section 5.21. Intended Tax Treatment. As of the Original Agreement Date, neither Parent nor any of its Affiliates has taken or agreed to take any action, nor does Parent have, after reasonable consultation with Parent Tax Counsel, any Knowledge of any fact or circumstance, that would reasonably be expected to prevent the Intended Tax Treatment from being satisfied.

Section 5.22. Acknowledgement of No Other Representations and Warranties. Except for the representations and warranties set forth in this Agreement, as qualified by the Company Disclosure Schedule, or any certificate delivered pursuant to this Agreement, and the representations and warranties set forth in the other Transaction Agreements (as applicable), Parent acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company or Merger Sub to Parent or any of its Representatives or Affiliates in connection with the Transactions, and Parent hereby disclaims reliance on any such other representation or warranty, whether by or on behalf of the Company, Merger Sub or their respective Representatives or Affiliates. Parent also acknowledges and agrees that the Company, Merger Sub and their respective Representatives or Affiliates make no representation or warranty with respect to any projections or forecasts or forward-looking estimates, including with respect to future revenues or future cash flows of the Company, Merger Sub or any of their respective Subsidiaries, in each case, heretofore or hereafter delivered to or made available to Parent or its Representatives or Affiliates.

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Article 6
Covenants of the Company and Merger Sub

Section 6.01. Conduct of the Company. From the Original Agreement Date until the Effective Time, except (1) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed, except Parent may withhold its consent in its sole discretion with respect to the following clauses (b)(i) and (b)(iii)), (2) as expressly required or expressly contemplated by the Transaction Agreements, or (3) as set forth in Section 6.01 of the Company Disclosure Schedule or (4) as required by Applicable Law or Order (in which case, the Company shall first consult with Parent, and consider in good faith Parent’s suggestions to comply with Applicable Law), each of the Company and Merger Sub (a) shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course, and (b) shall not, and shall not permit any of its Subsidiaries to:

(i)          amend its Organizational Documents, other than in immaterial respects;

(ii)         (A) split, combine or reclassify any shares of the Company Securities or Company Subsidiary Securities, (B) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Company Securities or Company Subsidiary Securities or (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities;

(iii)        (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance any Company Class B Common Stock issuable upon exercise or termination of the Company Warrants described in Section 4.05(a), or (B) amend any term of any Company Security or any Company Subsidiary Security, except as expressly required by the terms of any Company Plan in effect on the Original Agreement Date;

(iv)        acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities or businesses, or enter into any partnership, joint venture or strategic alliance, except for acquisitions of assets in the ordinary course of business;

(v)         sell, assign, lease, license, convey or otherwise transfer or dispose of, or incur any Lien (other than Company Permitted Liens) on, any of its assets (including any Company Intellectual Property Rights or Licensed Intellectual Property Rights, in each case, other than pursuant to non-exclusive licenses or sublicenses granted to customers in the ordinary course of business consistent with past practice), securities, properties, interests or businesses, other than such actions for fair consideration in the ordinary course of business;

(vi)        except as expressly required by the terms of any Company Plan as in effect on the Original Agreement Date or adopted or amended in accordance with the terms of this Agreement, (A) increase or change the compensation or benefits payable to any current or former Company Service Provider (other than increases in base compensation of not more than 3% to employees with base compensation of less than $100,000, disregarding such increase in the ordinary course of business), (B) accelerate the vesting of or the lapsing of restrictions with respect to, or otherwise fund or secure the payment of, any compensation or benefits of any current or former Company Service Provider under any Company Plan, (C) grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Company Service Provider, (D) terminate, enter into, adopt, materially amend, materially modify or renew any material Company Plan, (E) provide any obligation to gross-up, indemnify or otherwise reimburse any Company Service Providers for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code, (F) (x) hire any employees with annual base compensation of greater than $50,000 or (y) terminate the employment of any employees with annual base compensation of greater than $100,000, other than for cause, or take any action (or omit to take any action) that would result in such employee having a right to resign with “good reason” or term of similar meaning, (G) establish, adopt, enter into or amend any collective bargaining or similar agreement or (H) recognize any labor union or any other organization seeking to represent any employees of the Company;

(vii)       make or authorize any capital expenditure other than any capital expenditures that do not exceed $50,000 in the aggregate;

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(viii)      make any loans, advances or capital contributions to, or investments in, any other Person (other than trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business);

(ix)        incur, assume or otherwise become liable for any indebtedness for borrowed money (or guarantees thereof) or issue any debt securities or assume or guarantee the obligations of any other Person;

(x)         (A) amend or modify in any material respect, terminate (other than any expiration in accordance with the terms of an existing Material Contract) or waive any of its material rights or claims under any Material Contract or any Company Real Property Lease, or (B) enter into any Contract that would, if entered into prior to the Original Agreement Date, constitute a Material Contract or Company Real Property Lease, in each case, other than with respect to Contracts described in clauses (vii) or (xv) of the definition of “Material Contracts” (and not in any other clauses thereof), in the ordinary course of business;

(xi)        settle, release, waive, discharge or compromise (or offer to do any of the foregoing) any Proceeding involving or against the Company, other than settlements that (A) do not require monetary payments by the Company or any of its Subsidiaries in excess of $50,000 individually or $100,000 in the aggregate and (B) do not involve injunctive relief against the Company, the admission of guilt or wrongdoing or any restriction that could be expected to materially limit the Company in the conduct of their business, assets or operations;

(xii)       change the Company’s methods of accounting, except as required by changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(xiii)      (A) make, change, revoke, rescind, or otherwise modify any material Tax election; (B) file any amended or otherwise modify any income or other material Tax Return; (C) adopt, change, or otherwise modify any Tax accounting period or any material Tax accounting method, principles, or practices; (D) settle, consent to, or compromise (in whole or in part) any material Proceeding, assessment, audit, examination or other litigation related to income or other material Taxes; (E) surrender any right to claim a material Tax refund, offset, or other reduction in liability; (F) consent to any extension or waiver of the limitation period applicable to any income or other material Tax claim or assessment (other than any routine extension granted in the ordinary course of business); (G) enter into any closing agreement pursuant to Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. law); or (H) a change in the entity classification of a Company Subsidiary for U.S. federal income tax purposes;

(xiv)      enter into any new line of business;

(xv)       liquidate, dissolve, recapitalize, reorganize or otherwise wind up the business or operations of the Company (excluding, for the avoidance of doubt, any of its Subsidiaries), or adopt a plan with respect thereto, or fail to maintain the Company’s existence; or

(xvi)      agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Stockholders Meeting. The Company shall (a) as soon as reasonably practicable after the Form S-4 (which shall include the Proxy Statement) is declared effective under the 1933 Act, establish a record date for, promptly and duly call and give notice of, and, as promptly as practicable after the effectiveness of the Form S-4, commence mailing of the Proxy Statement to the holders of Company Common Stock as of the record date established for a meeting of holders of the shares of Company Common Stock (the “Company Stockholders Meeting”) for purposes of seeking the Company Stockholder Approval and any other stockholder approvals required by Applicable Law in connection with the Transactions and (b) initiate a “broker search” in accordance with Rule 14a-13 of the 1934 Act as necessary to cause the Company to comply with its obligations set forth in the foregoing clause (a), and (c) as soon as reasonably practicable following the commencement of the first mailing of the Proxy Statement, and no later than the 35th day following the first mailing of the Proxy Statement, pursuant to the foregoing clause (a), convene and hold the Company Stockholders Meeting, provided that the Company may adjourn or recess the Company Stockholders Meeting to a later date with Parent’s consent or to the extent, after reasonable consultation with Parent, the Company believes in good faith that such adjournment or recess is reasonably necessary to (i) ensure that any

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required supplement or amendment to the Proxy Statement that the Company Board has determined in good faith to be necessary under Applicable Law after consultation with, and taking into account the advice of, outside legal counsel, is provided to the holders of shares of Company Common Stock within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) allow reasonable additional time to solicit additional proxies necessary to obtain the Company Stockholder Approval (including after commencement of a Company Acquisition Proposal that is a tender offer or exchange offer), or (iii) ensure that there are sufficient shares of Company Common Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting (in which case, the Company shall use its reasonable best efforts to obtain such a quorum as promptly as practicable); provided, however, that the Company Stockholders Meeting shall not be adjourned or recessed to a date that is more than 20 calendar days after the date for which the Company Stockholders Meeting was originally scheduled without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). The Company shall provide updates to Parent with respect to the proxy solicitation for the Company Stockholders Meeting (including interim results) as reasonably requested by Parent. Subject to Section 6.03(a), (A) the Company Board shall recommend that the holders of shares of Company Common Stock approve this Agreement, the Merger, the Organizational Documents Amendments (including the Redesignation) and the other Transactions, and the Company shall include such Company Board Recommendation and the Company Financial Advisor Opinion in the Proxy Statement, (B) the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval, and (C) the Company shall otherwise comply in all material respects with all legal requirements applicable to the Company Stockholders Meeting.

Section 6.03. No Solicitation; Other Offers.

(a)      No-Shop. Except as otherwise expressly permitted by the remainder of this Section 6.03, until the earliest to occur of the termination of this Agreement in accordance with the terms of Article 11 and the Effective Time, the Company shall not and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, propose or take any action to knowingly assist, facilitate or encourage (including by way of furnishing information) the submission of any inquiry or proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) enter into or knowingly participate in any substantive discussions with or negotiations with, furnish any material nonpublic information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or otherwise knowingly cooperate with, any Third Party, in connection with any Company Acquisition Proposal, (iii) (A) withdraw or withhold (or qualify or modify in a manner adverse to Parent), or publicly announce its intention to do the same, the Company Board Recommendation, or fail to include the Company Board Recommendation in the Proxy Statement in accordance with Section 6.02, (B) other than with respect to a tender offer or exchange offer that is the subject of the following clause (C), within 10 Business Days of Parent’s written request, fail to publicly make or reaffirm the Company Board Recommendation following the date any Company Acquisition Proposal or any material modification thereto is first published or broadly sent or given to the stockholders of the Company, or (C) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Company Acquisition Proposal that is a tender offer or exchange offer subject to Regulation D promulgated under the 1934 Act within 10 Business Days after the commencement (within the meaning of Rule 14d-2 under the 1934 Act) of such tender offer or exchange offer (any of the foregoing in clauses (A) through (C), a “Company Adverse Recommendation Change”), (iv) enter into any an amendment, grant any waiver or release or terminate any provision under any standstill, confidentiality or other similar agreement, (v) enter into any agreement in principle, letter of intent, memorandum of understanding, acquisition agreement or other Contract providing for or relating to a Company Acquisition Proposal other than an Acceptable Confidentiality Agreement, or (vi) resolve, authorize, propose or agree to do any of the foregoing. Promptly after the Original Agreement Date, the Company shall, and shall cause its Subsidiaries to, and shall instruct its Representatives to (1) immediately cease any solicitations, discussions or negotiations with any other Person in connection with a Company Acquisition Proposal (other than Parent and its Affiliates), (2) request in writing that each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a Company Acquisition Proposal or potential Company Acquisition Proposal promptly destroy or return to the Company all nonpublic information heretofore furnished by or on behalf of the Company, its Subsidiaries or any of its or their respective Representatives to such person or any of its Representatives in accordance with the terms of such confidentiality agreement and (3) terminate access to any physical or electronic data rooms previously granted to such Persons in each case previously provided or granted in connection with a possible Company Acquisition Proposal.

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(b)      Exceptions. Notwithstanding anything contained in this Agreement to the contrary, but subject to compliance with the remainder of this Article 6, at any time prior to receipt of the Company Stockholder Approval:

(i)           the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives that has made a bona fide written Company Acquisition Proposal after the Original Agreement Date that was not solicited in breach of Section 6.03(a) and (B) furnish to such Third Party or its Representatives nonpublic information relating to the Company or any of its Subsidiaries and afford access to the business, properties, assets, books or records and personnel of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement, in each case, if the Company Board, after consultation with its outside legal counsel and its financial advisor prior to taking the actions described in clauses (A) or (B) above, determines in good faith that such written Company Acquisition Proposal constitutes or would reasonably be expected to lead to, a Company Superior Proposal, and that failure to take such action would violate the fiduciary duties of the members of the Company Board under Applicable Law; provided that, to the extent that any material nonpublic information relating to the Company or its Subsidiaries is provided to any such Third Party or any such Third Party is given material access which was not previously provided to or made available to Parent, such material nonpublic information or access is provided or made available to Parent substantially contemporaneously with (or within 24 hours following) the time it is provided to such Third Party; and

(ii)         subject to compliance with Section 6.03(d), the Company Board may, (A) in response to a bona fide written Company Acquisition Proposal made after the Original Agreement Date that did not result from a breach of Section 6.03(a), (x) make a Company Adverse Recommendation Change and/or (y) terminate this Agreement pursuant to and in accordance with Section 11.01(d)(i) and in compliance with Section 12.04(b) in order to substantially concurrently enter into a written definitive agreement for such Company Superior Proposal, in each case, if the Company Board has determined in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal constitutes a Company Superior Proposal, and that failure to take the action described in the foregoing clause (x) or (y), as the case may be, would violate the fiduciary duties of the members of the Company Board under Applicable Law; or (B) in response to a Company Intervening Event, make a Company Adverse Recommendation Change if, prior to making such Company Adverse Recommendation Change, the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would violate the fiduciary duties of the members of the Company Board under Applicable Law.

In addition, nothing contained in this Agreement shall prevent the Company or the Company Board (or any committee thereof) from (A) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the Transactions or a Company Acquisition Proposal (provided that neither the Company nor the Company Board may make a Company Adverse Recommendation Change unless permitted by this Section 6.03(b)), (B) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act or (C) contacting and engaging in discussions with any Person or group and their respective Representatives who has made a Company Acquisition Proposal after the Original Agreement Date solely for the purpose of clarifying such Company Acquisition Proposal and the terms thereof or informing such Third Party of the restrictions imposed by this Section 6.03.

(c)       Required Notices. From and after the Original Agreement Date, the Company shall notify Parent in writing promptly (and in any event within 24 hours) (A) of the receipt by the Company of any Company Acquisition Proposal, or any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to a Company Acquisition Proposal, and such notice shall include, to the extent then known to the Company, the identity of the Person making the Company Acquisition Proposal, inquiry, proposal or offer and the material terms and conditions thereof (along with unredacted copies of such Company Acquisition Proposal and all proposed transaction agreements and other material documents provided in connection therewith (or, if not delivered in writing, a summary of the material terms and conditions of any such Company Acquisition Proposal, inquiry, proposal or offer)), (B) of any request for material nonpublic information relating to the Company, or for access to the business, properties, assets, books or records or personnel of the Company, by any Third Party in connection with a Company Acquisition Proposal or who would reasonably be expected to make a Company Acquisition Proposal (and such notice shall include, to the extent then known to the Company, the identity of the Person making such request and the nature of such information) and

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(C) keep Parent informed on a reasonably current basis of any material change, amendment or modification to the status, terms or conditions of any Company Acquisition Proposal, inquiry, proposal, offer or request (including by providing Parent with unredacted copies of any such change, amendment or modification, and communications with respect thereto (or, if not delivered in writing, a summary of any such change, amendment or modification)). The Company agrees that it shall not enter into any confidentiality agreement with any Person subsequent to the Original Agreement Date which prohibits the Company from providing information to Parent in accordance with this Section 6.03(c).

(d)       Last Look. Neither the Company Board nor the Company shall take any of the actions referred to in Section 6.03(b)(ii) unless: (i) the Company shall have notified Parent, in writing and at least five Business Days prior to taking such action, of its intention to take such action, specifying, in reasonable detail, the reasons for the Company Adverse Recommendation Change, and attaching (A) an unredacted copy of the Company Superior Proposal and any proposed agreements relating to such Company Superior Proposal, or (B) in the case of a Company Intervening Event a reasonably detailed description of such Company Intervening Event, (ii) during such five Business Day period following the date on which such notice is received by Parent, the Company shall have negotiated with Parent in good faith (to the extent Parent wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement as Parent may propose, (iii) upon the end of such notice period (or such subsequent notice period as contemplated by clause (iv) below), the Company Board shall have, as a condition to effecting a Company Adverse Recommendation Change, considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent and any other information offered by Parent in response to the notice from the Company and shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that the Company Superior Proposal or Company Intervening Event would nevertheless continue to constitute a Company Superior Proposal or Company Intervening Event, as applicable, and failure to take such action would violate the fiduciary duties of the members of the Company Board under Applicable Law and (iv) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (i) above and a new notice period under clause (i) shall commence during which time the Company shall be required to comply with the requirements of this Section 6.03(d) anew with respect to such additional notice, including clauses (i) through (iii) above.

(e)       Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i)          “Company Superior Proposal” means a bona fide, written Company Acquisition Proposal (but substituting “more than 50%” for all references to “20%” in the definition of such term) that did not result from a breach of Section 6.03(a) on terms that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, considering all relevant legal, regulatory and financing aspects of such Company Acquisition Proposal is more favorable (including from a financial point of view) to the Company’s stockholders than the Transactions, in each case, taking into consideration (A) all relevant factors (including the identity of the counterparty, the terms and conditions of such Company Acquisition Proposal (including the transaction consideration, conditionality, timing, certainty of financing and regulatory approvals and the expected timing and likelihood of consummation, and such other factors determined by the Company Board in good faith to be relevant)) and (B) if applicable, any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.03(d) that, if accepted by the Company, would be binding upon Parent.

(ii)         “Company Intervening Event” means any event, fact, circumstance, development or occurrence that (A) was not known to or reasonably foreseeable by the Company Board as of the Original Agreement Date, which event or circumstance becomes known to or by the Company Board prior to receipt of the Company Stockholder Approval or (B) was known to or reasonably foreseeable by the Company Board as of the Original Agreement Date, but the consequences of which (or the magnitude thereof) were not known to or reasonably foreseeable by the Company Board as of the Original Agreement Date, and, in each case, does not relate to a Company Acquisition Proposal or Company Superior Proposal; provided that in no event shall the fact that the Company meets or exceeds any internal or published projections, forecasts or estimates or other financial performance or results of operations for any period or changes in the credit rating, market price or trading volume of any securities of the Company or its subsidiaries in and of itself constitute a Company Intervening Event, provided that in the case of the facts described in the foregoing proviso, the underlying causes of such facts may be considered and taken into account in determining whether there has been a Company Intervening Event.

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Section 6.04. Termination of Company Affiliate Transactions. Except as set forth on Section 6.04 of the Company Disclosure Schedule or as may be requested by Parent in writing after the Original Agreement Date and prior to the Closing Date, effective as of the Effective Time, the Company shall fully pay, settle or discharge all balances owed from the Company to any of its Affiliates and terminate all Company Affiliate Transactions, in each case without any continuing Liability of the Company (or Parent or any of its Affiliates) thereunder. Effective as of the Effective Time, the Company shall terminate, or cause to be terminated, all Contracts set forth (or required to be set forth) on Section 4.22 of the Company Disclosure Schedule. At least ten Business Days prior to the Closing, the Company shall deliver to Parent forms of each termination required by this Section 6.04. The effective version of each such termination will be in a form reasonably satisfactory to Parent.

Section 6.05. Resignations of Directors and Officers. Prior to the Closing Date, (a) except (i) as otherwise requested in writing by Parent prior to the Effective Time and (ii) for the Continuing Company Director in such individual’s capacity as a director, the Company shall either remove (or cause the removal of) or procure resignation letters (in a form and substance reasonably satisfactory to Parent) of each individual serving as a director or officer of the Company or any of its Subsidiaries, in each case, solely in such individual’s capacity as a director or officer, as applicable, and in each case conditioned upon and effective as of the Effective Time, and shall deliver, or cause to be delivered, to Parent such procured resignation letters (or evidence of such removal) at or prior to the Closing and (b) effective as of the Effective Time, the Company shall appoint to the Company Board all individuals designated in writing by Parent prior to the Effective Time. The Continuing Company Director will be a Class III director (as described in the Company A&R Articles of Incorporation). For the avoidance of doubt, no such resignation shall apply to any Person’s position as an employee or consultant of the Company or any of its Subsidiaries or affect any Person’s rights under an existing employment or consulting agreement, including, an employee or consultant’s right to severance.

Section 6.06. Financing Cooperation. Prior to the Closing, the Company and Merger Sub shall provide, and shall cause their respective Subsidiaries and Representatives to provide, cooperation in connection with the arrangement and consummation of any Financing or filing of any registration statement, in each case as may be requested by Parent, including (i) taking all actions necessary to consummate equity financing issued by the Company, including by causing the Company to issue equity securities, or agree to issue equity securities (provided that neither the Company nor Merger Sub shall be obligated to take any such action that is not conditioned upon the occurrence of Closing), (ii) furnishing any financial data or other information of the type required or customarily included in a registration statement on Form S-1 for non-reporting companies or by Regulation S-X and Regulation S-K under the 1933 Act for registered offerings of equity securities at such time, and of the type and form customarily included in offering documents for an offering of equity securities that is registered with the SEC, (iii) furnishing other documents and information regarding the Company or its Subsidiaries required or requested in connection with the delivery of any customary negative assurance opinion, (iv) assisting with the preparation of any customary offering documents or memoranda, prospectuses and similar documents and to be used in connection with any Financing, (v) causing the Company’s auditors to deliver drafts of customary comfort letters, including as to customary negative assurances and change period, confirming that such auditors are prepared to issue any such comfort letter requested in connection with any financing, and obtaining consents of the Company’s auditors for use of their reports in any materials relating to any Financing and to be named as experts in connection with any filings pursuant to the Securities Act or the Exchange Act, and (vi) executing and delivering (or obtaining from its advisors), customary certificates, legal opinions or other documents and instruments relating to other matters ancillary to any Financing as may be requested by the Parent therewith; provided, that nothing herein shall require such cooperation to the extent it would materially and unreasonably interfere with the business or operations of the Company. Neither Company nor Merger Sub shall be required to take any such action that would subject them to liability, to pay any commitment or other similar fee or make any other payment (other than costs that will be reimbursed by Parent, provided such expense reimbursement invoices are supported by reasonable documentation of the expenses set forth therein) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing, in each case prior to the Closing. The Company hereby consents to the reasonable use of the Company’s logos in connection with any financing.

Section 6.07. Interim Financials. Within (a) 45 days of the end of each fiscal quarter of the Company (other than the last fiscal quarter of its fiscal year), the Company shall deliver to Parent a balance sheet and statements of stockholders’ equity and cash flows for the Company for such fiscal quarter and (b) 90 days of the end of each fiscal year of the Company, the Company shall deliver to Parent a balance sheet and statements of stockholders’ equity and cash flows for the Company for such fiscal year.

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Section 6.08. Organizational Documents Amendments. Promptly after receiving the Company Stockholder Approval and after the effectiveness of the High Vote Stock Conversion but prior to the Closing Date, the Company shall take all actions necessary to effectuate the Organizational Documents Amendments, including making all required filings with the Nevada Secretary of State in accordance with the NRS. The Organizational Documents Amendment will provide for the Redesignation.

Section 6.09. High Vote Stock Conversion. The Company shall take all actions necessary to effect the High Vote Stock Conversion after the receipt of the Company Stockholder Approval and prior to effectiveness of the Organizational Documents Amendments. In consideration of the holders of Company Class A Common Stock effecting the High Vote Stock Conversion, and notwithstanding anything to the contrary herein (including Section 6.01), concurrently with the consummation of the High Vote Stock Conversion, the Company shall pay to each such holder, in respect of each share of Company Class A Common Stock then held by such holder, an amount of cash equal to the quotient obtained by dividing (1) the High Vote Waiver Payment by (2) the aggregate number of shares of Company Class A Common Stock then held by all such holders, in each case in consideration for such holder’s agreement to consummate the High Vote Stock Conversion, waive all dissenter’s or appraisal rights such holder may have relating to this Agreement, the Merger or the Transactions, and comply with its other obligations under the Support Agreement. For the avoidance of doubt, any Company Class A Common Stock converted in the High Vote Stock Conversion shall be and remain entitled to one vote per share after the Redesignation.

Section 6.10. Name Change. The Company shall take all action necessary under the NRS and the Company’s Organizational Documents to change its name, pursuant to and in accordance with NRS 78.390(8), to a name designated by Parent effective as of the Effective Time.

Section 6.11. Nasdaq Listing. At the request of Parent and to the extent necessary to prevent the Company Class B Stock from being delisted from the Nasdaq, the Company shall effect a reverse stock split in a manner directed by Parent.

Section 6.12. Director and Officer Liability.

(a)       For six years after the Effective Time, the Company shall, and shall cause the Surviving Company to, indemnify and hold harmless the present and former directors and officers of the Company and Parent and their respective Subsidiaries (solely in such capacity) and any individuals serving in such capacity at or with respect to other Persons at the Company’s, Parent’s or their respective Subsidiaries’ request (each, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Persons’ having served in such capacity prior to the Effective Time, in each case to the fullest extent permitted by Applicable Law or provided under the Company’s, Parent’s or their respective Subsidiaries’, as applicable, Organizational Documents in effect on the Original Agreement Date; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. If any Indemnified Person is made party to any Proceeding or investigation arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, the Company shall, and shall cause the Surviving Company to, advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such Proceeding or investigation, in each case, on the same terms as provided in the applicable Organizational Documents in effect on the Original Agreement Date; provided that any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.12, upon learning of any such Proceeding, shall notify the Surviving Company thereof (but the failure so to notify shall not relieve the Company from any obligations that it may have under this Section 6.12 except to the extent such failure materially prejudices the Company’s or the Surviving Company’s position with respect to such claims) and agree, in a form reasonably acceptable to the Company, to reimburse the Company to the extent a court of competent jurisdiction determines that such Person was not entitled to indemnification for such claim.

(b)      For six years after the Effective Time, the Company shall cause to be maintained in effect provisions in the Organizational Documents of the Surviving Company and its Subsidiaries (or in the Organizational Documents of any successor to the Surviving Company or its Subsidiaries) regarding limitation of liability of directors and officers, indemnification of directors and officers and advancement of fees, costs and expenses to directors and officers that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the Original Agreement Date.

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(c)       The Company shall, or shall cause the Surviving Company to, as of the Effective Time, obtain and fully pay the premiums for the non-cancellable extensions of the directors’ and officers’ liability coverage of each of the Company’s and the Surviving Company’s existing directors’ and officers’ insurance policies and existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Insurance shall (i) be for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time; (ii) be from an insurance carrier with the same or better credit rating as the Company’s or the Surviving Company’s, as applicable, current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are, in the aggregate, no less favorable than the coverage provided under the Company’s or the Surviving Company’s, as applicable, existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of his or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions or actions contemplated hereby); provided that the cost of any such tail policy shall not exceed 300% of the aggregate annual premium paid by the Company or the Surviving Company, as applicable, in respect of the applicable D&O Insurance and set forth in Section 6.12(c) of the Company Disclosure Schedule or Section 6.12(c) of the Parent Disclosure Schedule, as applicable; provided, further, that if the aggregate premium of any such tail policy exceeds such amount, then the Company shall, or shall cause the Surviving Company to, obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)      If the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Company shall assume the obligations set forth in this Section 6.12.

(e)       The rights of each Indemnified Person under this Section 6.12 shall be in addition to any rights such Person may have under the Organizational Documents of the Company or any Applicable Law or under any agreement of any Indemnified Person that is set forth in Section 6.12(e) of the Company Disclosure Schedule; provided that, notwithstanding anything to the contrary herein, all such rights of any Indemnified Person who is party to the Support Agreement shall be subject to and qualified in all respects by the terms thereof and waivers set forth therein. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Article 7
Covenants of Parent

Section 7.01. Conduct of Parent. From the Original Agreement Date until the Effective Time, except (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (w) as expressly required or expressly contemplated by the Transaction Agreements, (x) any actions in respect of Strive Wealth Management or otherwise as reasonably required to effect the Pre-Closing Reorganization, (y) as set forth in Section 7.01 of the Parent Disclosure Schedule or (z) as required by Applicable Law or Order (in which case, the Parent shall first consult with Company, and consider in good faith Company’s suggestions to comply with Applicable Law), Parent (a) shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course, and (b) shall not, and shall not permit any of its Subsidiaries to:

(i)          amend its Organizational Documents in a manner that would, or would reasonably be expected to, restrain, prevent or materially delay the consummation of the transactions contemplated hereby;

(ii)         adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii)        declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of the capital stock of Parent; or

(iv)        agree, resolve or commit to do any of the foregoing.

Notwithstanding anything to the contrary in this Agreement, Parent and each of its Affiliates may, prior to the Effective Time, transfer, dividend, distribute or otherwise pay to any Person (including its equityholders) and in any manner any and all cash and cash equivalents of Parent and its Subsidiaries.

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Section 7.02. No-Shop.

(a)         Except as otherwise expressly permitted by the remainder of this Section 7.02, until the earliest to occur of the termination of this Agreement in accordance with the terms of Article 11 and the Effective Time, Parent shall not and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, propose or take any action to knowingly assist, facilitate or encourage (including by way of furnishing information) the submission of any inquiry or proposal that constitutes, or would reasonably be expected to lead to, a Parent Alternative Proposal, (ii) enter into or knowingly participate in any substantive discussions with or negotiations with, furnish any material nonpublic information relating to Parent or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of Parent or any of its Subsidiaries to, or otherwise knowingly cooperate with, any Third Party, in connection with any Parent Alternative Proposal, (iii) (A) withdraw or withhold (or qualify or modify in a manner adverse to the Company), or publicly announce its intention to do the same, the Parent Board Recommendation or (B) within 10 Business Days of the Company’s written request, fail to publicly make or reaffirm the Parent Board Recommendation following the date any Parent Alternative Proposal or any material modification thereto is first published or broadly sent or given to the stockholders of Parent (any of the foregoing in clauses (A) through (B), a “Parent Adverse Recommendation Change”), (iv) enter into any an amendment, grant any waiver or release or terminate any provision under any standstill, confidentiality or other similar agreement, (v) enter into any agreement in principle, letter of intent, memorandum of understanding, acquisition agreement or other Contract providing for or relating to a Parent Alternative Proposal other than an Acceptable Confidentiality Agreement, or (vi) resolve, authorize, propose or agree to do any of the foregoing. Promptly after the Original Agreement Date, Parent shall, and shall cause its Subsidiaries to, and shall instruct its Representatives to (1) immediately cease any solicitations, discussions or negotiations with any other Person in connection with a Parent Alternative Proposal (other than the Company and its Affiliates), (2) request in writing that each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a Parent Alternative Proposal or potential Parent Alternative Proposal promptly destroy or return to Parent all nonpublic information heretofore furnished by or on behalf of Parent, its Subsidiaries or any of its or their respective Representatives to such person or any of its Representatives in accordance with the terms of such confidentiality agreement and (3) terminate access to any physical or electronic data rooms previously granted to such Persons in each case previously provided or granted in connection with a possible Parent Alternative Proposal.

(b)      Exceptions. Notwithstanding anything contained in this Agreement to the contrary, but subject to compliance with the remainder of this Article 7, at any time prior to receipt of the Parent Stockholder Approval:

(i)          Parent, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives that has made a bona fide written Parent Alternative Proposal after the Original Agreement Date that was not solicited in breach of Section 7.02(a) and (B) furnish to such Third Party or its Representatives nonpublic information relating to Parent or any of its Subsidiaries and afford access to the business, properties, assets, books or records and personnel of Parent or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement, in each case, if the Parent Board, after consultation with its outside legal counsel and its financial advisor prior to taking the actions described in clauses (A) or (B) above, determines in good faith that such written Parent Alternative Proposal constitutes or would reasonably be expected to lead to, a Parent Superior Proposal, and that failure to take such action would violate the fiduciary duties of the members of the Parent Board under Applicable Law; provided that, to the extent that any material nonpublic information relating to Parent or its Subsidiaries is provided to any such Third Party or any such Third Party is given material access which was not previously provided to or made available to Parent, such material nonpublic information or access is provided or made available the Company substantially contemporaneously with (or within 24 hours following) the time it is provided to such Third Party; and

(ii)         subject to compliance with Section 7.02(d), the Parent Board may, (A) in response to a bona fide written Parent Alternative Proposal made after the Original Agreement Date that did not result from a breach of Section 7.02(a), (x) make a Parent Adverse Recommendation Change and/or (y) terminate this Agreement pursuant to and in accordance with Section 11.01(c)(i) and in compliance with Section 12.04(c) in order to substantially concurrently enter into a written definitive agreement for such Parent Superior Proposal, in each case, if the Parent Board has determined in good faith, after consultation with its outside legal counsel and financial advisor, that such Parent Alternative Proposal constitutes a Parent Superior Proposal, and that

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failure to take the action described in the foregoing clause (x) or (y), as the case may be, would violate the fiduciary duties of the members of the Parent Board under Applicable Law; or (B) in response to a Parent Intervening Event, make a Parent Adverse Recommendation Change if, prior to making such Parent Adverse Recommendation Change, the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would violate the fiduciary duties of the members of the Parent Board under Applicable Law.

In addition, nothing contained in this Agreement shall prevent Parent or the Parent Board (or any committee thereof) from contacting and engaging in discussions with any Person or group and their respective Representatives who has made a Parent Alternative Proposal after the Original Agreement Date solely for the purpose of clarifying such Parent Alternative Proposal and the terms thereof or informing such Third Party of the restrictions imposed by this Section 7.02.

(c)       Required Notices. From and after the Original Agreement Date, Parent shall notify the Company in writing promptly (and in any event within 24 hours) (A) of the receipt by Parent of any Parent Alternative Proposal, or any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to a Parent Alternative Proposal, and such notice shall include, to the extent then known to Parent, the identity of the Person making the Parent Alternative Proposal, inquiry, proposal or offer and the material terms and conditions thereof (along with unredacted copies of such Parent Alternative Proposal and all proposed transaction agreements and other material documents provided in connection therewith (or, if not delivered in writing, a summary of the material terms and conditions of any such Parent Alternative Proposal, inquiry, proposal or offer)), (B) of any request for material nonpublic information relating to Parent, or for access to the business, properties, assets, books or records or personnel of Parent, by any Third Party in connection with a Parent Alternative Proposal or who would reasonably be expected to make a Parent Alternative Proposal (and such notice shall include, to the extent then known to Parent, the identity of the Person making such request and the nature of such information) and (C) keep the Company informed on a reasonably current basis of any material change, amendment or modification to the status, terms or conditions of any Parent Alternative Proposal, inquiry, proposal, offer or request (including by providing the Company with unredacted copies of any such change, amendment or modification, and communications with respect thereto (or, if not delivered in writing, a summary of any such change, amendment or modification)). Parent agrees that it shall not enter into any confidentiality agreement with any Person subsequent to the Original Agreement Date which prohibits Parent from providing information to the Company in accordance with this Section 7.02(c).

(d)      Last Look. Neither the Parent Board nor Parent shall take any of the actions referred to in Section 7.02(b)(ii) unless: (i) Parent shall have notified the Company, in writing and at least five Business Days prior to taking such action, of its intention to take such action, specifying, in reasonable detail, the reasons for the Parent Adverse Recommendation Change, and attaching (A) an unredacted copy of the Parent Superior Proposal and any proposed agreements relating to such Parent Superior Proposal, or (B) in the case of a Parent Intervening Event a reasonably detailed description of such Parent Intervening Event, (ii) during such five Business Day period following the date on which such notice is received by the Company, Parent shall have negotiated with the Company in good faith (to the extent the Company wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement as the Company may propose, (iii) upon the end of such notice period (or such subsequent notice period as contemplated by clause (iv) below), the Parent Board shall have, as a condition to effecting a Parent Adverse Recommendation Change, considered in good faith any revisions to the terms of this Agreement proposed in writing by the Company and any other information offered by the Company in response to the notice from Parent and shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that the Parent Superior Proposal or Parent Intervening Event would nevertheless continue to constitute a Parent Superior Proposal or Parent Intervening Event, as applicable, and failure to take such action would violate the fiduciary duties of the members of the Parent Board under Applicable Law and (iv) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Parent Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (i) above and a new notice period under clause (i) shall commence during which time Parent shall be required to comply with the requirements of this Section 7.02(d) anew with respect to such additional notice, including clauses (i) through (iii) above.

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(e)       Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i)          “Parent Superior Proposal” means a bona fide, written Parent Alternative Proposal that did not result from a breach of Section 7.02(a) on terms that the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisors, considering all relevant legal, regulatory and financing aspects of such Parent Alternative Proposal is more favorable (including from a financial point of view) to Parent’s stockholders than the Transactions, in each case, taking into consideration (A) all relevant factors (including the identity of the counterparty, the terms and conditions of such Parent Alternative Proposal (including the transaction consideration, conditionality, timing, certainty of financing and regulatory approvals and the expected timing and likelihood of consummation, and such other factors determined by the Parent Board in good faith to be relevant)) and (B) if applicable, any changes to the terms of this Agreement proposed by the Company pursuant to Section 7.02(d) that, if accepted by Parent, would be binding upon the Company and Merger Sub.

(ii)         “Parent Intervening Event” means any event, fact, circumstance, development or occurrence that (A) was not known to or reasonably foreseeable by the Parent Board as of the Original Agreement Date, which event or circumstance becomes known to or by the Parent Board prior to receipt of the Parent Stockholder Approval or (B) was known to or reasonably foreseeable by the Parent Board as of the Original Agreement Date, but the consequences of which (or the magnitude thereof) were not known to or reasonably foreseeable by the Parent Board as of the Original Agreement Date, and, in each case, does not relate to a Parent Alternative Proposal or Parent Superior Proposal; provided that in no event shall the fact that the Parent meets or exceeds any internal or published projections, forecasts or estimates or other financial performance or results of operations for any period or changes in the credit rating in and of itself constitute a Parent Intervening Event, provided that in the case of the facts described in the foregoing proviso, the underlying causes of such facts may be considered and taken into account in determining whether there has been a Parent Intervening Event.

Article 8
Covenants of the Company, Merger Sub, Parent

The parties hereto agree that:

Section 8.01. Regulatory Undertakings; Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transactions as soon as practicable (and, in any event, at least five Business Days prior to the End Date).

(b)      Each party shall, subject to Applicable Law, (i) promptly notify the other parties of any substantive communication to that party from any Governmental Authority or private party regarding this Agreement or the Transactions and, subject to Applicable Law, permit the other parties and their outside counsel to review in advance, and consider in good faith the other party’s reasonable comments, to any proposed substantive written communication to any of the foregoing; (ii) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any matters in connection with this Agreement or the Transactions unless in each case it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate thereat; and (iii) furnish the other parties or their outside counsel promptly with copies of all substantive correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their controlled Affiliates and their controlled respective Representatives on the one hand, and any Governmental Authority or members or their respective staffs on the other hand, with respect to any Applicable Law in connection with this Agreement; provided that any such material may be (A) designated by a party as restricted to “outside counsel” if such material is nonpublic and competitively sensitive, in which case, such material shall not be shared with employees, officers, managers or directors or their equivalents of the other party or (B) redacted as necessary to comply with contractual obligations or to address reasonable attorney-client or other privilege concerns. If any objections are asserted with respect to the Transactions under any Applicable Law, or if any Proceeding is instituted or threatened by any Governmental Authority or any private party challenging any of the Transactions, Parent and the Company shall consult and cooperate with the other party and use reasonable best efforts

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to promptly resolve such objections or challenges. Notwithstanding anything to the contrary herein, none of the parties nor any of their respective Afﬁliates shall be required to take any of the following actions (and, without the prior written consent of Parent after the Original Agreement Date, neither the Company nor any of its Subsidiaries shall take any of the following actions): (1) hold separate, sell, license, divest or otherwise dispose of any businesses or properties or assets, (2) terminate, amend or assign any existing relationships, ventures or contractual rights or obligations, (3) grant any right or commercial or other accommodation to, or enter into any contractual or other commercial relationship with, any third party, (4) impose limitations with respect to how such Person owns, retains, conducts or operates all or any portion of its businesses or assets, (5) oppose, through litigation or similar action, (I) any Proceeding that is initiated or threatened to be initiated challenging this Agreement or the consummation of the Transactions (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed) or (II) any request for, the entry of, and seek to have vacated or terminated, any order that could reasonably be expected to restrain, prevent or materially delay the consummation of the transactions contemplated hereby, (6) amend, waive, terminate or otherwise modify any term or provision of any of the other Transaction Agreements (or agree to any term or provision in any Transaction Agreement that conflicts with any term or provision set forth in this Agreement or any other Transaction Agreement) in a manner that affects the other party or any of its Afﬁliates’ rights or obligations, (7) take or agree to any other action, restraint or condition that would adversely affect the other party or any of its Affiliates, or (8) agree to take any action specified in clauses (1)-(7) (each of clauses (1)-(8), a “Burdensome Condition”); provided that, at Parent’s written request, the Company shall be required to take any of the foregoing actions to the extent such actions are conditioned on the Closing.

(c)       Parent shall have primary responsibility for preparing and filing any submissions to (it being understood that the Company may be responsible for executing or providing its signature for such submissions (and to the extent required, the Company shall so execute or provide its signature)), and shall be entitled to direct the defense of this Agreement and the Transactions before, any Governmental Authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities.

Section 8.02. Certain Filings.

(a)       The Company shall prepare and file a registration statement on Form S-4, of which the Proxy Statement shall form a part (the “Form S-4”). The Company shall use reasonable best efforts to have the Form S-4 declared effective and the Proxy Statement cleared by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the Transactions.

(b)      The Company and Parent shall each cooperate with each other and use their reasonable best efforts to furnish the information required to be included in the Form S-4 and the Proxy Statement, and each party shall, as promptly as reasonably practicable, provide the other with any comments that may be received from the SEC or its staff with respect thereto, shall respond as promptly as reasonably practicable to any such comments made by the SEC or its staff with respect to the Form S-4, shall give the other party and its counsel a reasonable opportunity to review and comment on the Form S-4 each time before it is filed with the SEC and shall give reasonable and good-faith consideration to any comments thereon made by the other party and its counsel. The Company shall cause the Proxy Statement in definitive form to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Form S-4 is declared effective under the 1933 Act. Parent shall use its reasonable best efforts to take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of Company Consideration Stock in the Merger. Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or Nasdaq in connection with the Form S-4 and the Proxy Statement. If at any time prior to receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, not misleading, the party that discovers such information shall as promptly as reasonably practicable notify the other party hereto and an appropriate amendment or supplement describing such information shall as promptly as reasonably practicable be prepared and filed with the SEC and, to the extent required under Applicable Law, disseminated to the stockholders of each of the Company and Parent.

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(c)       In connection with the filing of the Form S-4, the Proxy Statement and any other SEC filings requiring such information, the Company shall prepare pro forma financial statements (as required by the SEC and Applicable Law) that comply with the rules and regulations of the SEC to the extent required for the Form S-4 and the Proxy Statement, including the requirements of Article 11 of Regulation S-X. Parent shall use its reasonable best efforts to cooperate with the Company with respect to the foregoing.

Section 8.03. Public Announcements. The initial press release relating to this Agreement shall be a joint press release mutually agreed by Parent and the Company. Except as set forth in, and in compliance with, Section 6.03(a), or in connection with any Proceeding brought by a party to this Agreement against any other party hereto regarding this Agreement, the Merger or the other Transactions, the Company shall not, without Parent’s prior written consent, issue any further press release, have any communication with the press (whether or not for attribution) or make any other public statement, or schedule any press conference or conference call with investors or analysts, with respect to this Agreement and the Transactions (other than any press release, communication, public statement, press conference or conference call which has a bona fide purpose that does not relate to this Agreement and the transactions contemplated hereby and in which this Agreement and the transactions contemplated hereby are mentioned only incidentally), except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which case, the Company will provide a meaningful opportunity to Parent to review and comment upon such public statement or press release, and will accept any reasonable comments of Parent). Notwithstanding the foregoing, after the issuance of any press release or the making of any public statement with respect to which the foregoing consultation procedures have been followed, the Company may issue such additional publications or press releases and make such other customary announcements without consulting with Parent so long as such additional publications, press releases and announcements do not disclose any nonpublic information regarding the Transactions beyond the scope of the disclosure included in and as materially consistent with, the press release or public statement with respect to which Parent had been consulted. No press release by the Company shall include the name of any direct or indirect equityholder of Parent without the prior written consent of Parent, except (a) in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which case, the Company will endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to Parent to review and comment upon such public statement or press release, and will accept any reasonable comments of Parent) or (b) after the issuance of any press release with respect to which such consent was obtained, the Company may issue additional press releases without any consent of Parent so long as such additional press releases are materially consistent with the press release with respect to which Parent had consented.

Section 8.04. Section 16 Matters. Prior to the Effective Time, each party shall take all such steps as may be required to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to such Company Common Stock) or acquisitions of shares of Company Common Stock (including derivative securities with respect to such Company Common Stock) in connection with the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.05. Notices of Certain Events. Each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other party of any of the following: (a) any written notice or other material communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; (b) any written notice or other written communication from any Governmental Authority in connection with the Transactions; (c) any Proceedings or investigations commenced or threatened in writing or, to its Knowledge, threatened verbally against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relate to the Transactions; (d) Knowledge of any inaccuracy of any representation or warranty made by such party in this Agreement, or any other fact, event or circumstance, that would reasonably be expected to cause any condition to the Closing to not be satisfied; and (e) Knowledge of any failure of such party to comply with or satisfy any covenant, condition or agreement that would reasonably be expected to cause any condition to the Closing not to be satisfied; provided that any good faith failure by a party to comply with this Section 8.05 shall not provide the other party the right not to effect, or the right to terminate, the Transactions, except to the extent that any other provision of this Agreement independently provides such right.
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Section 8.06. No Control of the Company’s Business. The parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company at any time prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective business and operations.

Section 8.07. Access to Information. (a) From the Original Agreement Date until the Effective Time, to the extent not prohibited by Applicable Law, each of Parent and the Company (and shall cause its Subsidiaries to), including (and, with respect to Parent’s obligation, only) with respect to integration planning and investor relations matters, (i) shall give the other party and its Representatives, upon reasonable notice, reasonable access during normal business hours to the Representatives, offices, personnel, properties, work papers (to the extent the other party has executed a customary release or access letter in a form reasonably satisfactory to the auditors of Parent or the Company, as applicable), books and records (including Tax Returns and Contracts) and other documents of it and its Subsidiaries, (ii) furnish to the other party and its Representatives such financial and operating data and other information as such Persons may reasonably request within a reasonable time of such request, including copies of such information and (iii) instruct its Representatives to reasonably cooperate with the other party in its investigation of itself and its Subsidiaries. Any investigation pursuant to this Section 8.07 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of either party or its Subsidiaries. Nothing in this Section 8.07 shall require (A) Parent or the Company to provide any access, or to disclose any information, to the extent providing such access or disclosing such information would (1) violate any Applicable Law, (2) waive the protection afforded by attorney-client privilege or (3) unreasonably interfere with Parent’s or the Company’s business operations; provided that the party not providing such access or disclosure shall give notice to the other party of the fact that it is withholding such information or documents and thereafter shall reasonably cooperate with the other party to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate the foregoing clauses (1) through (3) or (B) Parent to provide any access, or to disclose any information, other than to the extent reasonably related to the Asset Management Business. Parent or the Company may designate competitively sensitive material as “outside counsel only material” or with similar restrictions, which materials shall be given only to the outside legal counsel of the receiving party. Notwithstanding anything to the contrary, neither party nor their respective Representatives shall be provided access to any offices or properties of the other party to conduct any invasive or intrusive sampling of any building materials, indoor or outdoor air, water, soil, sediments or other environmental media.

(b)      All information exchanged pursuant to Section 8.07 shall be subject to the Confidentiality Agreement by and among the Company and Parent, dated as of February 10, 2025, as such agreement may be amended from time to time (the “Confidentiality Agreement”). Notwithstanding anything to the contrary set forth in this Agreement or in the Confidentiality Agreement, Parent and its Representatives may disclose information of the Company and its Affiliates to the Financing Sources and the Financing Source Related Parties without an obligation on the part of the Financing Sources or the Financing Source Related Parties to comply with the terms of the Confidentiality Agreement, subject to the execution of customary confidentiality undertakings by such Financing Sources (including with respect to their Financing Source Related Parties) that are directly enforceable by Parent.

Section 8.08. Transaction Litigation. Prior to the Effective Time, the Company shall control the defense or settlement of any litigation or other Proceedings against itself or any of its directors relating to this Agreement or the Transactions; provided that, until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company will promptly provide Parent with any pleadings and correspondence received by the Company relating to any such litigation or Proceeding and will keep Parent reasonably apprised on a reasonably prompt basis with respect to the defense or settlement of any such litigation or other Proceeding. The Company will cooperate with and give Parent the opportunity to consult and participate with respect to the defense or settlement of any such litigation or Proceeding. Other than Proceedings solely between or among the parties hereto, the Company agrees that it shall not settle any such litigation or other Proceedings without the prior written consent of Parent.

Section 8.09. Nasdaq Listing; Name and Ticker. (a) The Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Law (including the rules and policies of Nasdaq and the SEC) to enable the listing of the Company on Nasdaq under a new listing application prior to the Effective Time, subject to official notice of issuance, of (i) the Company Consideration Stock being issued in the Merger and (ii) the Company Common Stock held by the stockholders of the Company immediately prior to the Closing Date. Parent shall use its reasonable best efforts to cooperate with the Company with respect to the foregoing.

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(b)      Parent and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Law (including the rules and policies of Nasdaq and the SEC) such that, effective as of the Effective Time or as promptly as reasonably practicable thereafter, the Company’s ticker symbol will be a new ticker symbol chosen by Parent.

Section 8.10. State Takeover Statutes. The Company shall (a) take all actions legally permissible and necessary so that no “control share acquisition,” “fair price,” “moratorium,” “business combination” or other takeover laws, statutes, regulations or provisions enacted under U.S. state or federal laws (including NRS 78.378 through 78.3793, inclusive, and NRS 78.411 through 78.444, inclusive) are or become applicable to this Agreement, the Merger or any of the Transactions contemplated hereby or by the Transaction Agreements, and (b) if any such takeover laws, statutes, regulations or provisions are or become applicable to this Agreement, the Merger or any of the other Transactions contemplated hereby or by the Transaction Agreements, cooperate and grant such approvals and take such actions as are legally permissible and reasonably necessary so that this Agreement, the Merger or any of the other Transactions contemplated hereby and by the Transaction Agreements may be consummated as promptly as practicable on the terms contemplated hereby and by the Transaction Agreements and otherwise act to eliminate or minimize the effects of such laws, statutes, regulations or provisions on the Transactions and by the Transaction Agreements, including the Merger.

Section 8.11. Transaction Agreements. At Parent’s election, Parent shall prepare, and, effective as of the Effective Time, the Company shall enter into (a) the Stockholders Agreement, in accordance with the terms and conditions set forth on the term sheet (the “Stockholders Agreement Term Sheet”) attached hereto as Exhibit C and (b) the Registration Rights Agreement, in accordance with the terms and conditions set forth on the Stockholders Agreement Term Sheet, in each case, with such amendments and modifications as Parent may from time to time determine are necessary or advisable, so long as no such amendment or modification would, individually or in the aggregate, have a material adverse effect on the Company.

Article 9
Tax Matters

Section 9.01. Intended Tax Treatment.

(a)       Each of the Parties shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to cause the Intended Tax Treatment to be satisfied and to enable Parent to obtain the Tax Opinions. Neither Party shall take or fail to take, or permit any of their respective Subsidiaries to take or fail to take, any action which action or failure to act would reasonably be expected to prevent the Intended Tax Treatment from being satisfied. Unless required by Law, neither Party shall file any Tax Return or take any position inconsistent with the foregoing treatment.

(b)      Parent shall, and shall cause each of its Affiliates to, use its reasonable best efforts to obtain a written tax opinion from Parent Tax Counsel, in form and substance reasonably satisfactory to Parent, to the effect that (i) the transfer of the Parent Stock to the Company in exchange for the Company Consideration Stock as a result of the Merger will constitute a Section 351 Transaction (the “Section 351 Tax Opinion”) and (ii) the Merger, taken together with any transfers of property to the Company as part of the PIPE Financing, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Reorganization Tax Opinion” and, together with the Section 351 Tax Opinion, the “Tax Opinions”).

(c)       The Company shall use its reasonable best efforts to deliver to Parent Tax Counsel a tax representation letter dated as of the Closing Date and signed by an officer of the Company, containing representations of the Company, and Parent shall use its reasonable best efforts to deliver to Parent Tax Counsel a tax representation letter dated as of the Closing Date and signed by an officer of Parent, containing representations of Parent (collectively, the “Tax Representation Letters”), in each case as reasonably necessary and appropriate to enable Parent Tax Counsel to render the Tax Opinions.

Section 9.02. Transfer Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, value added, stock transfer, stamp or similar Taxes, and any transfer, recording, registration and other similar fees that become payable in connection with the Transactions (“Transfer Taxes”), including by, upon written request, using reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed (including with respect to the Transactions). If the Merger is consummated, the Surviving Company shall pay, or cause to be paid, any and all Transfer Taxes imposed on Parent, the Company or the Surviving Company in connection with the Merger.

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Section 9.03. Tax Certificates.

(a)       Parent shall deliver to the Company, on or before the Closing Date, a completed IRS Form W-9 establishing that Parent is a United States Person within the meaning of Section 7701(a)(30) of the Code.

(b)      Parent shall deliver to Company, on or before the Closing Date, (i) a certification for the Company, signed by a responsible corporate officer of the Parent under penalties of perjury and dated not more than thirty (30) days prior to the Closing Date, that satisfies the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and confirms that the Parent is not, nor has it been within five (5) years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code and (ii) a draft notice to the IRS, signed by a responsible corporate officer of the Parent to be mailed by the Company following the Closing, that satisfies the requirements of Treasury Regulation Section 1.897-2(h)(2); provided that the sole remedy for any failure to provide such certificate or notice pursuant to this Section 9.03(b) shall be to withhold Taxes from the consideration otherwise payable under this Agreement as required to be withheld under Applicable Law.

Article 10
Conditions to the Merger

Section 10.01. Conditions to the Obligations of Each Party. The obligations of the Company, Merger Sub and Parent to consummate the Merger are subject to the satisfaction or, to the extent legally permissible, waiver in writing of the following conditions:

(a)       the Company Stockholder Approval shall have been obtained in accordance with the NRS;

(b)      each of the High Vote Stock Conversion and the Organizational Documents Amendments (including the Redesignation) shall have been effectuated, and evidence of the filing, acceptance and effectiveness of the Company A&R Articles of Incorporation shall have been received from the Nevada Secretary of State;

(c)       the Parent Stockholder Approval shall have been obtained in accordance with Applicable Law;

(d)      the Form S-4 shall have been declared effective by the SEC under the 1933 Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no Proceedings for such purpose shall have been initiated or threatened by the SEC; and

(e)       no Applicable Law shall have been adopted or promulgated or be in effect, and no restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by any court of competent jurisdiction or other Governmental Authority, prohibiting, rendering illegal or permanently enjoining the consummation of the Transactions shall be in effect (or, solely in connection with Parent’s obligation to consummate the Merger, imposing a Burdensome Condition).

Section 10.02. Conditions to the Obligations of the Company and Merger Sub. The obligations of the Company and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing of the following additional conditions:

(a)       Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b)      (i) the representation and warranty of Parent contained in Section 5.09 shall be true in all respects at and as of the Effective Time as if made at and as of such time, (ii) the representations and warranties of Parent contained in Section 5.04(a) and Section 5.20 shall be true (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) in all material respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time; provided that for purposes of this parenthetical, clauses (a) and (c) of the first paragraph of Article 5 shall be disregarded), and (iii) the other representations and warranties of Parent contained in this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true in all respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time; provided that for purposes of this parenthetical, clauses (a) and (c) of the first paragraph of Article 5 shall be disregarded), with only such exceptions in the case of this clause (iii) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

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(c)       since the Original Agreement Date, there shall not have occurred a Parent Material Adverse Effect; and

(d)      the Company shall have received a certificate signed by an executive officer of the Parent to the effect that the conditions set forth in the preceding clauses (a) and (b) have been satisfied.

Section 10.03. Conditions to the Obligations of Parent. The obligations of Parent to consummate the Merger are subject to the satisfaction or waiver in writing of the following additional conditions:

(a)       the Company and Merger Sub shall have performed in all material respects all of their respective obligations hereunder required to be performed by them at or prior to the Effective Time (except for the covenants set forth in Section 6.01, which shall have been complied with in all respects other than de minimis deviations);

(b)       (i) the representations and warranties of the Company and Merger Sub contained in Section 4.05, Section 4.06 and Section 4.10(a) shall be true in all respects at and as of the Effective Time as if made at and as of such time, (ii) the representations and warranties of the Company and Merger Sub contained in Section 4.01, Section 4.02, Section 4.03, Section 4.22, Section 4.23, Section 4.24 and Section 4.25 shall be true in all respects other than de minimis inaccuracies at and as of the Effective Time as if made at and as of such time, (iii) the representations and warranties of the Company and Merger Sub contained in Section 4.04(a) shall be true (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) in all material respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time; provided that for purposes of this parenthetical, clauses (a) and (c) of the first paragraph of Article 4 shall be disregarded), and (iv) the other representations and warranties of the Company and Merger Sub contained in this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true in all respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time; provided that for purposes of this parenthetical, clauses (a) and (c) of the first paragraph of Article 4 shall be disregarded), with only such exceptions in the case of this clause (iv) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c)       since the Original Agreement Date, there shall not have occurred a Company Material Adverse Effect;

(d)      Parent shall have received a certificate signed by an executive officer of the Company to the effect that the conditions set forth in the preceding clauses (a), (b) and (c) have been satisfied;

(e)       the transactions contemplated by Section 2.01 shall have been consummated;

(f)       no share of Company Capital Stock, or any holder thereof, shall be entitled to assert dissenter’s or appraisal rights pursuant to the Dissenter’s Rights Statutes or otherwise;

(g)      the Class A Common Stock (as will be defined in the Company A&R Articles of Incorporation) into which the Class B Common Stock (as defined in the Company’s Organizational Documents in effect on the Original Agreement Date) is redesignated pursuant to and in accordance with this Agreement and the Company A&R Articles of Incorporation, and such other shares of Company Common Stock to be reserved for issuance in connection with the Merger, shall have been approved for listing on Nasdaq, subject to official notice of issuance; and

(h)      Parent shall have received the Section 351 Tax Opinion.

Article 11
Termination

Section 11.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (except as provided in Section 11.01(c)(ii) and Section 11.01(d)(i), notwithstanding any approval of this Agreement by the stockholders of the Company, and except as provided in Section 11.01(c)(i) and Section 11.01(d)(ii), notwithstanding any approval of this Agreement by the stockholders of Parent):

(a)       by mutual written agreement of the Company and Parent;

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(b)      by either the Company or Parent, if:

(i)          the Merger has not been consummated on or before February 6, 2026 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 11.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement is the primary cause of the failure of the Merger to be consummated by such time;

(ii)         any Applicable Law shall have been adopted or promulgated or be in effect, or any restraining order, injunction or other order, judgment, decision, opinion or decree issued by any court of competent jurisdiction or other Governmental Authority shall be in effect prohibiting, rendering illegal or permanently enjoining the consummation of the Transactions, and, in the case of a restraining order, injunction or other order, judgment, decision, opinion or decree, such restraining order, injunction or other order, judgment, decision, opinion or decree shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 11.01(b)(ii) shall not be available to any party whose breach of any provision of the Transaction Agreements is the primary cause of such Applicable Law, injunction or other order;

(iii)        at the Company Stockholders Meeting (including any postponement, adjournment or recess thereof), the Company Stockholder Approval shall not have been obtained; or

(iv)        if, at the time the Company Stockholder Approval is obtained, the Parent Stockholder Approval shall not have been obtained;

(c)       by Parent:

(i)          prior to the receipt of the Parent Stockholder Approval, the Parent Board authorizes Parent to, and Parent does substantially simultaneously with termination of this Agreement, enter into a definitive written agreement providing for a Parent Superior Proposal in accordance with Section 7.02; provided that concurrently with such termination, Parent pays to the Company (or its designee) the Termination Fee payable pursuant to Section 12.04;

(ii)         prior to receipt of the Company Stockholder Approval, if a Company Adverse Recommendation Change shall have occurred or the Company shall have committed a Willful Breach of the provisions set forth in Section 6.03(a) of the Agreement; or

(iii)        if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company or Merger Sub set forth in this Agreement shall have occurred that would cause or result in the conditions set forth in Section 10.03(a) or Section 10.03(b) not to be satisfied and to be incapable of being satisfied by the End Date, or, if curable prior to the End Date, the Company and Merger Sub shall not have cured such breach within 30 calendar days after receipt of written notice thereof from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 11.01(c)(iii); provided that, at the time at which Parent would otherwise exercise such termination right, Parent shall not be in breach of its or their obligations under this Agreement so as to cause any of the conditions set forth in Section 10.01 or Section 10.02 not to be capable of being satisfied;

(d)      by the Company, if:

(i)          prior to the receipt of the Company Stockholder Approval, the Company Board authorizes the Company to, and the Company does substantially simultaneously with termination of this Agreement, enter into a definitive written agreement providing for a Company Superior Proposal in accordance with Section 6.03; provided that concurrently with such termination, the Company pays to Parent (or its designee) the Termination Fee payable pursuant to Section 12.04;

(ii)         prior to receipt of the Parent Stockholder Approval, if a Parent Adverse Recommendation Change shall have occurred or Parent shall have committed a Willful Breach of the provisions set forth in Section 7.02 of the Agreement; or

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(iii)        a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent set forth in this Agreement shall have occurred that would cause or result in the conditions set forth in Section 10.02(a) or Section 10.02(b) not to be satisfied and to be incapable of being satisfied by the End Date, or, if curable prior to the End Date, Parent shall not have cured such breach within 30 calendar days after receipt of written notice thereof from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 11.01(d)(iii); provided that at the time at which the Company would otherwise exercise such termination right, none of the Company or Merger Sub shall be in breach of its or their obligations under this Agreement so as to cause any of the conditions set forth in Section 10.01 or Section 10.03 not to be capable of being satisfied.

The party desiring to terminate this Agreement pursuant to this Section 11.01 (other than pursuant to Section 11.01(a)) shall give written notice of such termination to the other parties.

Section 11.02. Effect of Termination. If this Agreement is validly terminated pursuant to Section 11.01, this Agreement shall become void and of no effect without liability of any party (or any Representative of such party), subject to Section 12.04; provided that nothing herein shall relieve any party of any liability for damages resulting from the Willful Breach by any party, such party shall be liable for any and all liabilities and damages incurred or suffered by the other parties as a result of such failure. The provisions of this Section 11.02, Section 6.12, Section 8.03, Section 8.07(b) and Article 12 (other than Section 12.12) shall survive any termination hereof pursuant to Section 11.01. For purposes of this Agreement, “Willful Breach” means any breach of this Agreement that is the consequence of an action or omission by any party if such party knew or should have known that the taking of such action or the failure to take such action would be a breach of this Agreement.

Article 12
Miscellaneous

Section 12.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail transmission, so long as no “bounce back” message is received) and shall be given,

If, prior to the Closing, to the Company:

Asset Entities Inc.
100 Crescent Ct
7th Floor
Dallas, TX 75201
Attention: Arshia Sarkhani
E-mail: arshia@assetentities.com

with copies, which shall not constitute notice, to:

Bevilacqua PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention:Louis A. Bevilacqua, Esq.
E-mail:     lou@bevilacquapllc.com

if to Parent or, after the Closing, to the Surviving Company or the Company to:

Strive Enterprises, Inc.
100 Crescent Court
Suite 1100
Dallas, TX 75201
Attention:Logan Beirne
E-mail:    Logan.Beirne@strive.com

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with copies, which shall not constitute notice, to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Brian Wolfe
              Evan Rosen
E-mail:     brian.wolfe@davispolk.com
              evan.rosen@davispolk.com

or to such other address or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. New York time on a business day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 12.02. No Survival. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time. The covenants and agreements of the parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall not survive the Effective Time.

Section 12.03. Amendments and Waivers; Remedies. (a) Subject to Section 12.13, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the NRS without such approval having first been obtained.

(b)      No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)       The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 12.04. Expenses. (a) General. Except as otherwise provided herein and subject to Section 8.01(a), all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense. Notwithstanding anything to the contrary in this Agreement, this Section 12.04 shall survive the termination of this Agreement.

(b)      Termination Fees and Expenses. (i) If this Agreement is terminated by the Company pursuant to Section 11.01(d)(i) (Company Superior Proposal) to enter into a written definitive agreement with a Third Party or by Parent pursuant to Section 11.01(c)(ii) (Company Adverse Recommendation Change), then the Company shall pay or cause to be paid to Parent in immediately available funds $10,000,000 (in each case, such fee, the “Termination Fee”), in the case of a termination by Parent, within two Business Days after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii)         If, prior to receipt of the Company Stockholder Approval, (A) this Agreement is terminated by the Company or Parent pursuant to Section 11.01(b)(i) (End Date), and at such time the conditions set forth in Section 10.01 (other than Section 10.01(a) and Section 10.01(b)) have been satisfied, or Section 11.01(b)(iii) (Company No Vote), or by Parent pursuant to Section 11.01(c)(iii) (Company Breach), and (B) after the Original Agreement Date and prior to the date of termination (in the case of a termination pursuant to Section 11.01(b)(i) (End Date) or Section 11.01(c)(iii) (Company Breach)) or the date of the Company Stockholders Meeting (in the case of a termination pursuant to Section 11.01(b)(iii) (Company No Vote)), a Company Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company Board after the Original Agreement Date, and (C) within 12 months after the date of such termination, the Company enters into a definitive agreement with any Third Party with respect to any Company Acquisition Proposal or a Company Acquisition Proposal is consummated (provided that

Annex A-57

for purposes of this Section 12.04(b)(ii), each reference to “20%” in the definition of Company Acquisition Proposal shall be deemed to be a reference to “more than 50%”), then the Company shall pay or cause to be paid to Parent in immediately available funds the Termination Fee on the earlier of (x) the date on which a definitive agreement with respect to a Company Acquisition Proposal was executed by the Company and (y) concurrently with the consummation of such Company Acquisition Proposal.

(c)       (i) If this Agreement is terminated by Parent pursuant to Section 11.01(c)(i) (Parent Superior Proposal) to enter into a written definitive agreement with a Third Party or the Company pursuant to Section 11.01(d)(ii) (Parent Adverse Recommendation Change), then Parent shall pay or cause to be paid to the Company in immediately available funds Termination Fee, in the case of a termination by the Company, within two Business Days after such termination and, in the case of a termination by Parent, immediately before and as a condition to such termination.

(ii)         If, prior to receipt of the Parent Stockholder Approval, (A) this Agreement is terminated by Parent or the Company pursuant to Section 11.01(b)(i) (End Date), and at such time the conditions set forth in Section 10.01 (other than Section 10.01(c)) have been satisfied, or Section 11.01(b)(iv) (Parent No Vote), or by the Company pursuant to Section 11.01(d)(iii) (Parent Breach), and (B) after the Original Agreement Date and prior to the date of termination (in the case of a termination pursuant to Section 11.01(b)(i) (End Date) or Section 11.01(d)(iii) (Parent Breach)) or the date of the Company Stockholders Meeting (in the case of a termination pursuant to Section 11.01(b)(iv) (Parent No Vote)), a Parent Alternative Proposal shall have been publicly announced or otherwise been communicated to the Parent Board after the Original Agreement Date, and (C) within 12 months after the date of such termination, Parent enters into a definitive agreement with any Third Party with respect to any Parent Alternative Proposal or a Parent Alternative Proposal is consummated, then Parent shall pay or cause to be paid to the Company in immediately available funds the Termination Fee on the earlier of (x) the date on which a definitive agreement with respect to a Parent Alternative Proposal was executed by Parent and (y) concurrently with the consummation of such Parent Alternative Proposal.

(d)      Notwithstanding anything herein to the contrary, the Company, Merger Sub and Parent agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable pursuant to Section 12.04(b) or Section 12.04(c), if such Termination Fee is paid in full, the receipt by Parent or the Company, as applicable, of the Termination Fee shall be deemed to be liquidated damages and the sole and exclusive remedy of Parent and any of its equityholders and any of their respective Affiliates or Representatives (collectively, the “Parent Related Parties”) or the Company and Merger Sub, any of their respective equityholders and any of their respective Affiliates or Representatives (the “Company Related Parties”), as applicable, in connection with this Agreement or the transactions contemplated hereby, and the Parent Related Parties or the Company Related Parties, as applicable, shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and no Parent Related Party or Company Related party, as applicable, shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its directors, officers, employees, stockholders or Affiliates or their respective Representatives or Parent or any of its directors, officers, employees, stockholders or Affiliates or their respective Representatives, as applicable, in connection with this Agreement or the transactions contemplated hereby, including any breach of this Agreement; provided that, under circumstances where the Termination Fee is payable, the Termination Fee shall not be Parent’s or the Company’s, as applicable, exclusive remedy in the event of a Willful Breach by the Company or Parent, as applicable. While Parent or the Company may pursue both a grant of specific performance in accordance with Section 12.12 and the payment of the Termination Fee, under no circumstance shall Parent or the Company be permitted or entitled to receive both a grant of specific performance that results in the Closing and payment of the Termination Fee. Each party acknowledges and agrees that in no event shall the Parent or the Company be required to pay the Termination Fee on more than one occasion. Each party acknowledges that the agreements contained in this Section 12.04 are an integral part of the Transactions and that, without these agreements, the other parties would not enter into this Agreement.

Section 12.05. Disclosure Schedules. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company and Merger Sub or Parent, as applicable, that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of the Company and Merger Sub or Parent, as applicable, that are contained in this Agreement, but only if the relevance of that reference as an exception to

Annex A-58

(or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure. The mere inclusion of an item in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, as an exception to a representation or warranty (or covenant, as applicable) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, and the disclosure therein of any allegations with respect to any alleged breach, violation or default under any contractual or other obligation, or any law, is not an admission that such breach, violation or default has occurred. Headings and subheadings have been inserted in certain sections of the Company Disclosure Schedule and Parent Disclosure Schedule for convenience of reference only and will not be considered a part of or affect the construction or interpretation of such sections. The information provided in the Company Disclosure Schedule and Parent Disclosure Schedule is being provided solely for the purpose of making disclosures pursuant to this Agreement to the parties hereto. In disclosing such information, the disclosing party does not waive, and expressly reserves any rights under, any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein.

Section 12.06. Binding Effect; Benefit; Assignment; Governing Law. (a) Subject to Section 12.06(b) and Section 12.13, the provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement (including Section 6.09) is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, other than: (i) as expressly provided in Section 6.12 (which shall be to the benefit of the parties referred to in such Section), (ii) following the valid termination of this Agreement pursuant to Article 11, as expressly provided in Section 11.02 and (iii) the right of the Company on behalf of its stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this clause (iii) to be enforceable), to pursue specific performance as set forth in Section 12.12 or, if specific performance is not sought or granted as a remedy, damages in the event of Parent’s, the Company’s or Merger Sub’s breach of this Agreement, it being agreed that in no event shall any Company stockholder be entitled to enforce any of their rights, or any of Parent’s obligations, under this Agreement in the event of any such breach, but rather the Company shall have the sole and exclusive right to do so, as agent for such stockholders.

(b)      No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. Any purported assignment, delegation or other transfer without such consent shall be void.

(c)       Subject to Section 12.13 and any provision of the laws of the State of Ohio that mandatorily apply to the consummation of the Merger, this Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the conflicts of law rules of such state.

Section 12.07. Jurisdiction. Subject to Section 12.13, the parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or relating to, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought and determined exclusively in the courts of the State of Nevada located in Clark County, Nevada or the federal courts of the United States of America located in Clark County, Nevada, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process of such party.

Section 12.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY PROCEEDING AGAINST ANY FINANCING SOURCE OR ANY FINANCING SOURCE RELATED PARTIES IN RESPECT OF THE FINANCING).

Annex A-59

Section 12.09. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.10. Entire Agreement. The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 12.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions, taken as a whole, is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 12.12. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the parties hereto agree that, in addition to any other remedy to which they are entitled at law or in equity, the parties shall be entitled to seek an injunction or injunctions, or any other appropriate form of equitable relief, to prevent or restrain breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof without the necessity of proving that irreparable harm would occur or the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. The parties hereto hereby waive any defense, and agree not to assert (or interpose as a defense or in opposition), that a remedy of speciﬁc performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties further agree that (x) by seeking the remedies provided for in this Section 12.12, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including, subject to Section 11.02, monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 12.12 are not available or otherwise are not granted and (y) nothing contained in this Section 12.12 shall require any party to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 12.12 before exercising any termination right under Article 11 (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 12.12 or anything contained in this Section 12.12 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 11 or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 12.13. Concerning the Financing Sources Related Parties. Notwithstanding anything in this Agreement or any other Transaction Agreement to the contrary, each of the parties hereto hereby:

(a)       agrees that any Proceeding, whether in law or in equity, whether in contract, in tort or otherwise, involving any Financing Sources Related Party in any way arising out of or relating to this Agreement, any Transaction Agreement, any Financing Document, the Financing or any of the Transactions or the performance of any services hereunder or thereunder (any such Proceeding, a “Financing Related Proceeding”) shall be subject to the exclusive jurisdiction of, and shall be brought exclusively in, the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof, and irrevocably and unconditionally submits, for itself and its property, with respect to any Financing Related Proceeding, to the exclusive jurisdiction of, and to venue in, any such court; irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Financing Related Proceeding, (i) any claim that it is not personally subject to the jurisdiction of any such court for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any Proceeding commenced in any such court (whether through service of notice, attachment prior to judgment, attachment in aid of

Annex A-60

execution of judgment, execution of judgment or otherwise) and (iii) that (A) any Financing Related Proceeding in any such court is brought in an inconvenient forum or (B) the venue of any Financing Related Proceeding is improper; and agrees that notice as provided herein shall constitute sufficient service of process and waives any argument that such service is insufficient;

(b)      agrees that any Financing Related Proceeding shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws that would result in the application of the law of any other state, except as otherwise expressly provided in the applicable Financing Document;

(c)       agrees not to bring or support, or permit any of its Affiliates to bring or support, any Financing Related Proceeding in any forum other than the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof;

(d)      expressly and irrevocably waives all right to a jury trial with respect to any Financing Related Proceeding;

(e)       agrees that none of the Financing Sources Related Parties will have any obligation or liability, on any theory of liability, to any Company Related Party, and no Company Related Party shall have any rights or claims against any of the Financing Sources Related Parties, in each case, in any way arising out of or relating to this Agreement, any Transaction Agreement, any Financing Document, the Financing or any of the other transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract, in tort or otherwise; provided that, for the avoidance of doubt, nothing in this Section 12.13 shall modify any rights or remedies of Parent under the terms of the Financing Documents;

(f)       agrees that, notwithstanding anything to the contrary in Section 12.06(a) or elsewhere in this Agreement or any other Transaction Agreement, the Financing Sources Related Parties are express third party beneficiaries of, and may enforce, this Section 12.13; and

(g)      agrees that the provisions in this Section 12.13 (and any definition set forth in, or any other provision of, this Agreement to the extent that an amendment, waiver or other modification of such definition or other provision would amend, waive or otherwise modify the substance of this Section 12.13) shall not be amended, waived or otherwise modified, in each case, in any way adverse to any Financing Sources Related Party without the prior written consent of such Financing Sources Related Party (and any such amendment, waiver or other modification without such prior written consent shall be null and void). For the avoidance of doubt, the provisions of this Section 12.13 shall apply only to lenders or other Financing Sources or Financing Sources Related Parties with respect to debt financing, and not to any investor in, subscriber for, or purchaser of, any equity financing, in each case, in their capacities as such.

[Signature pages follow]

Annex A-61

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

ASSET ENTITIES INC.
By:
	Name:	Arshia Sarkhani
	Title:	Chief Executive Officer
ALPHA MERGER SUB, INC.
By:
	Name:	Arshia Sarkhani
	Title:	Chief Executive Officer

[Signature page to Amended and Restated Merger Agreement]

Annex A-62

STRIVE ENTERPRISES, INC.
By:
	Name:	Matt Cole
	Title:	Chief Executive Officer and President

[Signature page to Amended and Restated Merger Agreement]

Annex A-63

Exhibit A-1

Company A&R Articles of Incorporation

[See attached]

Annex A-64

Exhibit A-2

Company A&R Bylaws

[See attached]

Annex A-65

Exhibit B-1

Surviving Company Articles of Incorporation

[See attached]

Annex A-66

Exhibit B-2

Surviving Company Code of Regulations

[See attached]

Annex A-67

Exhibit C

Stockholders Agreement Term Sheet

[See attached]

Annex A-68

Annex B

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

[•]1

Article 1
Name

The name of the Corporation is [•] (the “Corporation”).

Article 2
Registered Office and Agent

The registered office of the Corporation shall be the street address of its registered agent in the State of Nevada. The Corporation may, from time to time, in the manner provided by law, change the registered agent and registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

Article 3
Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Nevada Revised Statutes (as amended from time to time, the “NRS”).

Article 4
Capital Stock

(a)       Number of Shares. The total number of shares of stock which the Corporation shall have authority to issue is [    ], consisting of [    ] shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), [    ] shares of Class B common stock, par value $0.001 per share (the “Class B Common Stock” and, collectively with the Class A Common Stock, the “Common Stock”), and [    ] shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).2 Upon the effectiveness of these articles of incorporation (as amended from time to time, the “Articles of Incorporation”), automatically and without further action by any holder thereof, each share of capital stock of the Corporation that was designated as a share of “Class A Common Stock” immediately prior to such effectiveness (each such share having been entitled to ten votes per share) is hereby redesignated as a share of “Class B Common Stock” (each such share being entitled to ten votes per share in accordance with the terms of these Articles of Incorporation), and each share of capital stock of the Corporation that was designated as “Class B Common Stock” immediately prior to such effectiveness (each such share having been entitled to one vote per share) is hereby redesignated as “Class A Common Stock” (each such share being entitled hereunder to one vote per share in accordance with the terms of these Articles of Incorporation).

Section 2. Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, the number of authorized shares of any class of the Common Stock or the Preferred Stock may be increased or decreased, in each case by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, and no vote of the holders of any class of the Common Stock or the Preferred Stock voting separately as a class will be required therefor, irrespective of the provisions of NRS 78.2055(3), 78.207(3) and 78.390(2) (and any separate class or series vote in

____________

1        Note to Draft: Name to be specified by Parent prior to the Effective Time.

2        Note to Draft: Amounts to be populated by Parent prior to the Effective Time.

Annex B-1

this regard pursuant to such sections of the NRS is hereby specifically denied). Notwithstanding the foregoing, the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding, plus:

(a)       in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (i) the exchange of all outstanding shares of Class B Common Stock and (ii) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock;

(b)      in the case of Class B Common Stock, the number of shares of Class B Common Stock issuable in connection with the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class B Common Stock.

Section 3. Rights of Class A Common Stock and Class B Common Stock.

(a)       Equal Status. Except as otherwise provided in these Articles of Incorporation or the Shareholders Agreement (as defined below) or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and other distributions, and upon any liquidation, dissolution or winding up of the Corporation), share ratably and be identical in all respects and as to all matters.

(b)      Voting Rights. Each holder of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock), and each holder of Class B Common Stock will be entitled to ten votes for each share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock), except that, in each case, to the fullest extent permitted by law and subject to the following sentence, holders of shares of each class of Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to these Articles of Incorporation (including any Preferred Stock Designation (as defined below)) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon under these Articles of Incorporation (including by merger, consolidation, reorganization or similar event or any certificate of designation relating to any series of Preferred Stock) or under the NRS, irrespective of the provisions of NRS 78.2055(3), 78.207(3) and 78.390(2) (and any separate class or series vote of the Common Stock in this regard pursuant to such sections of the NRS is hereby specifically denied). Notwithstanding the foregoing, (a) the holders of the outstanding shares of Class A Common Stock shall be entitled to vote separately upon any amendment to these Articles of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse to the Class A Common Stock as compared to the Class B Common Stock and (b) the holders of the outstanding shares of Class B Common Stock shall be entitled to vote separately upon any amendment to these Articles of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse to the Class B Common Stock as compared to the Class A Common Stock. Except as provided in these Articles of Incorporation or by applicable law, the holder of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock).

(c)       Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or other distributions as may be declared and paid from time to time by the board of directors of the Corporation (the “Board of Directors”) out of any assets of the Corporation legally available therefor; provided that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock,

Annex B-2

as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or other distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or other distribution payable per share, the form in which such dividend or other distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or other distribution is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under these Articles of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock).

(d)      Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class of Common Stock are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under these Articles of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock).

(e)       Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under these Articles of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class(or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock); provided that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share Class B Common Stock have ten times the voting power of any securities distributed to the holder of a share of Class A Common Stock.

(f)       Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share Class B Common Stock have ten times the voting power of any securities distributed to the holder of a share of Class A Common Stock, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under these Articles of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

Section 4. Conversion of Class B Common Stock.

(a)       Voluntary Conversion. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof at any time upon written notice to the Corporation, into one fully paid and nonassessable share of Class A Common Stock. Before any holder of Class B Common Stock shall be entitled to voluntarily convert any shares of such Class B Common Stock, such holder shall surrender the certificate(s) therefor (if any), duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall give

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written notice to the Corporation at its principal corporate office of the election to convert the same and shall state therein the name or names (i) in which the certificate(s) (if any) representing the shares of Class A Common Stock into which the shares of Class B Common Stock are so converted are to be issued if such shares are certificated or (ii) in which such shares are to be registered in book entry if such shares are uncertificated. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees of such holder, certificate(s) representing the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the written notice of such holder’s election to convert required by this Section 4(a), and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Section 4(a) shall be retired by the Corporation and shall not be available for reissuance.

(b)      Automatic Conversion. (i) Each share of Class B Common Stock, automatically and without further action by the holder thereof, shall be converted into one fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer, other than a Permitted Transfer, of such share of Class B Common Stock and (ii) all shares of Class B Common Stock, automatically and without further action by any holder thereof, shall be converted into an identical number of shares of Class A Common Stock at such date and time, or the occurrence of an event, specified by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under these Articles of Incorporation) of the holders of a majority of the total voting power of the outstanding Class B Common Stock, voting as a separate class (or, if any holders of Preferred Stock are entitled to vote together with such holders of Class B Common Stock, as a single class with the holders of Preferred Stock) (the occurrence of an event described in clause (i) or (ii) of this Section 4(b), a “Conversion Event”). Each outstanding stock certificate that, immediately prior to a Conversion Event, represented one or more shares of Class B Common Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of a Conversion Event and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class B Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder’s shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock that is converted pursuant to this Section 4(b) shall thereupon be retired by the Corporation and shall not be available for reissuance.

(c)       Evidence of Conversion. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected in the stock ledger of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as the Corporation deems necessary to determine whether such a Transfer has occurred, and if such holder does not within ten days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such Transfer has occurred, all such shares of Class B Common Stock that are subject to such Transfer, to the extent not previously converted, shall be automatically converted, in accordance with Section 4(b) of this Article 4, into shares of Class A Common Stock.

(d)      Principal Stockholder Conversion. At the election of the Principal Stockholder in his sole discretion, all of the issued and outstanding shares of Class B Common Stock shall be converted by the Corporation into fully paid and nonassessable shares of Class A Common Stock (the “Principal Stockholder Conversion”). Such election shall be made by written notice delivered to the Corporation’s Secretary, stating the date of such conversion (the “Principal Stockholder Conversion Date”), which shall be a date after the delivery of such notice. On the Principal Stockholder Conversion Date, (i) the Corporation shall, prior to 5:30 p.m. Eastern Time, issue a public statement, or file with the Securities and Exchange Commission a Current Report on Form 8-K, announcing the Principal Stockholder Conversion, and (ii) each share of Class B Common Stock, automatically and without further action by the holder thereof, shall be converted into one fully paid and nonassessable share of Class A Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on such date, and the person or persons

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entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. The Corporation shall, as soon as practicable thereafter, issue and deliver at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock to each holder of Class B Common Stock, a certificate(s) representing the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock that is converted pursuant to this Section 4(d) shall be retired by the Corporation and shall not be available for reissuance.

(e)       Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(f)       Taxes. The issuance of shares of Class A Common Stock upon the exercise by holders of shares of Class B Common Stock will be made without charge to the holders of the shares of Class B Common Stock for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided that if any such shares of Class A Common Stock are to be issued in a name other than that of the then record holder of the shares of Class B Common Stock being exchanged (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person in whose name such shares are to be delivered, shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.

(g)      Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive (i) Sections 3, 4 (other than Section 4(d)) or 9 of this Article 4 (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under these Articles of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, or (ii) Section 4(d) of this Article 4 (or adopt any provision inconsistent therewith) without first obtaining the written consent of the Principal Stockholder (notwithstanding Section 1(b) of Article 6), in each case, in addition to any other vote required by applicable law, these Articles of Incorporation or the Corporation’s bylaws (as amended from time to time, the “Bylaws”).

Section 5. Preferred Stock. The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby empowered to authorize by resolution(s) from time to time the issuance of one or more series of Preferred Stock and, by filing a certificate of designation pursuant to NRS 78.1955 (a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such series of Preferred Stock and the number of shares constituting each such series, and to increase or decrease the number of shares of any such series to the extent permitted by the NRS. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a)       the designation of the series, which may be by distinguishing number, letter or title;

(b)      the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(c)       the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(d)      dates on which dividends, if any, shall be payable in respect of shares of the series;

(e)       the redemption rights and price or prices, if any, for shares of the series;

(f)       the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

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(g)      whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made; provided that no shares of any series of Preferred Stock shall be convertible into Class B Common Stock without the affirmative vote of holders of a majority of the total voting power of the outstanding Class B Common Stock;

(h)      the rights of the holders of the shares of such series upon the dissolution or upon the subsequent distribution of assets of, the Corporation;

(i)       restrictions on the issuance of shares of the same series or of any other class or series;

(j)       the voting powers, full or limited, or no voting powers, of the holders of shares of the series; and

(k)      the manner in which any facts ascertainable outside of these Articles of Incorporation or the resolution or resolutions providing for the issuance of such series shall operate upon the voting powers, designations, preferences, rights, and qualifications, limitations, or restrictions of such series.

Section 6. Subject to Terms of Preferred Stock. Notwithstanding anything to the contrary in these Articles of Incorporation, the shares of Common Stock shall be subject to the express terms of the shares of Preferred Stock and any series thereof.

Section 7. No Notice of Stockholder Meetings. Except as may otherwise be provided by law, in these Articles of Incorporation or in a Preferred Stock Designation, the holders of shares of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of shares of Preferred Stock and any series thereof shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote.

Section 8. Stockholders Appearing on Stock Ledger. The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law. In connection with any action of stockholders taken at a meeting or by written consent (if action by written consent of stockholders is permitted at such time under these Articles of Incorporation), the stock ledger of the Corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any such written consent and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

Section 9. Ownership Restrictions.

(a)       Subject to Section 9(d) of this Article 4, at any time a holder of shares of Common Stock or Preferred Stock acquires additional shares of Common Stock or Preferred Stock, or is otherwise attributed with ownership of such shares, that would cause such Person (together with their Affiliates) to be the beneficial owner (as defined in Rule 13d-3 or 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any successor statute or regulation) of capital stock of the Corporation having more than 20% of the total voting power of the outstanding voting shares of all classes and series of the capital stock of the Corporation (a “Maximum Ownership Restriction”), then the Corporation may, (i) redeem from the holder or holders causing such Maximum Ownership Restriction a sufficient number of shares of Common Stock or Preferred Stock to eliminate the Maximum Ownership Restriction by paying in cash therefor a sum equal to the Redemption Price, (ii) suspend those rights of stock ownership the exercise of which causes or could cause such Maximum Ownership Restriction and/or (iii) require the sale of as many shares of Common Stock or Preferred Stock held by such stockholder as is necessary to eliminate such Maximum Ownership Restriction, and if the Corporation so requires, such stockholder shall promptly sell, and take all actions to sell, such shares such that, following such sale, the Maximum Ownership Restriction has been eliminated. The “Redemption Price” shall equal such price as is mutually determined by the applicable holder and the Corporation or, if no mutually acceptable agreement can be reached, shall equal either (i) 75% of the Common Stock Fair Market Value or 75% of the Preferred Stock Fair Market Value, as applicable, where such holder was at fault in any part for causing the Maximum Ownership Restriction, or (ii) the Common Stock Fair Market Value or the Preferred Stock Fair Market

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Value, as applicable, where the Maximum Ownership Restriction was caused by no fault of the holder; provided that the determination of whether such party was at fault for causing the Maximum Ownership Restriction shall be made, in good faith, by the disinterested members of the Board of Directors. As used in this Section 9(a), the “Common Stock Fair Market Value” means:

(i)          if the Common Stock is listed on a U.S. national or regional securities exchange (an “Exchange”) on such date, (x) in the case of Common Stock listed on The New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market (or any of their respective successors) (each, a “Principal Exchange”) on such day, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such day as reported in composite transactions for the Principal Exchange and (y) in the case of Common Stock listed on an Exchange other than a Principal Exchange on such day, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such day as reported in composite transactions for the primary Exchange on which such shares are traded for such date (the “Last Reported Sale Price”) (or, if such date is not a Trading Day, the Trading Day immediately preceding such date); or

(ii)         if the Common Stock is not publicly traded at the time of determination, then the fair value of the Common Stock as determined in good faith by a majority of the disinterested members of the Board of Directors or a committee thereof.

As used in this Section 9(a), (i) the “Preferred Stock Fair Market Value” means the value determined by multiplying the Common Stock Fair Market Value by the number of shares of Common Stock into which the share of Preferred Stock is then convertible and (ii) “Trading Day” means a day on which (A) trading in the Common Stock generally occurs on the Principal Exchange or, if the Common Stock is not then listed on a Principal Exchange, on the principal other Exchange on which the Common Stock is then listed, and (B) a Last Reported Sale Price for the Common Stock is available on such securities exchange.

(b)      At least 15 but no more than 30 days (or such shorter period as determined by the Board of Directors) prior to any date on which Common Stock or Preferred Stock is to be redeemed to avoid a Maximum Ownership Restriction (a “Redemption Date”), written notice shall be sent by mail, first class postage prepaid, overnight mail, or electronic mail to each holder of record (at the close of business on the business day next preceding the day on which notice is given) of the shares of Common Stock or Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for such holder, notifying such holder of the redemption to be effected, specifying the number of shares to be redeemed from such holder, the Redemption Date, the Redemption Price, the place at which payment may be obtained and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate(s) (if any) representing the shares to be redeemed (the “Redemption Notice”). Except as provided in Section 9(c) of this Article 4, on or after the Redemption Date, each holder of shares of Common Stock or Preferred Stock to be redeemed shall surrender to the Corporation the certificate(s) (if any) representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate(s) or in the stock ledger of the Corporation as the owner thereof and all surrendered certificate(s) shall be canceled. In the event less than all the shares represented by any such certificate(s) are redeemed, a new certificate shall be issued representing the unredeemed shares.

(c)       From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of shares of Common Stock or Preferred Stock designated for redemption in the Redemption Notice as holders of such shares of Common Stock or Preferred Stock (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

(d)      The provisions of Section 9(a)-(c) of this Article 4 shall not apply to the Principal Stockholder (as defined below) or any of his Affiliates (as defined below), including the Principal Stockholder Trust (as defined below), or Permitted Transferees (as defined below) or any acquisition of shares of Common Stock or Preferred Stock by the Principal Stockholder or any of his Affiliates or Permitted Transferees or any ownership of such shares otherwise

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attributed to the Principal Stockholder or any of his Affiliates or Permitted Transferees, and the Corporation shall not have the authority under Section 9(a)-(c) of this Article 4 to redeem, suspend the rights of, or require the sale of, any shares of Common Stock or Preferred Stock beneficially owned, directly or indirectly, by the Principal Stockholder or any of his Affiliates or Permitted Transferees, in each case notwithstanding anything to the contrary in these Articles of Incorporation.

Article 5
Board of Directors

Section 1. Management by Board. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 2. Size of Board; Committees. Subject to the terms of any series of Preferred Stock entitled to separately elect directors, the Board of Directors shall consist of not less than five nor more than 11 directors, with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the entire Board of Directors. The Board of Directors will have three standing committees, including an audit committee, a compensation committee and a nominating and governance committee.

Section 3. Classified Board; Term; No Cumulative Voting.

(a)         Except as otherwise provided in the terms of any series of Preferred Stock entitled to separately elect directors, the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors (and if such classes cannot be divided exactly equally, there will be more Class III directors than Class II directors and at least as many Class II directors as Class I directors). Each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected; provided that directors initially designated as Class I directors shall serve for a term ending on the date of the first annual meeting following the Merger Closing Date, directors initially designated as Class II directors shall serve for a term ending on the second annual meeting following the Merger Closing Date, and directors initially designated as Class III directors shall serve for a term ending on the date of the third annual meeting following the Merger Closing Date. In the event of any change in the number of directors, the Board of Directors shall apportion any newly created directorships among, or reduce the number of directorships in, such class or classes as shall equalize, as nearly as possible, the number of directors in each class. In no event will a decrease in the number of directors shorten the term of any incumbent director.

(b)      Subject to these Articles of Incorporation, each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal and for a term that shall coincide with the term of the class to which such director shall have been elected.

(c)       There shall be no cumulative voting in the election of directors.

Section 4. Vacancies. Vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.

Section 5. Removal. No director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of not less than two-thirds of the voting power of the shares then entitled to vote generally in the election of directors, voting together as a single class.

Section 6. Directors Elected by Holders of Preferred Stock. Notwithstanding the foregoing, whenever the holders of one or more series of Preferred Stock shall have the right, voting separately as a series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolution or resolutions adopted by the Board of Directors pursuant to Article 4 applicable thereto and the applicable provisions of the NRS, and such directors so elected shall not be subject to the provisions of this Article 5 unless otherwise provided therein.

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Article 6
Stockholders

Section 1. Written Consent of Stockholders. (a) Until the date on which the stockholders of the Corporation that are party to the Shareholders Agreement collectively own Common Stock that represents less than 25% of the total voting power of the Corporation (the “Sunset Date”), any action required or permitted to be taken at any annual or special meeting of stockholders may be taken (i) by a vote of stockholders at a meeting of stockholders duly noticed and called in accordance with the Bylaws and the NRS or (ii) without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b)      From and after the Sunset Date, any action required or permitted to be taken at any annual or special meeting of stockholders may only be taken upon a vote of stockholders at an annual or special meeting of stockholders duly noticed and called in accordance with the Bylaws and the NRS and may not be taken by written consent of stockholders without a meeting.

Section 2. Special Meetings of Stockholders. Special meetings of stockholders may be called only by the affirmative vote of a majority of the entire Board of Directors; provided that, until the Sunset Date, special meetings of stockholders shall be called by the Secretary of the Corporation at the request of the Principal Stockholder.

Article 7
Limitations on Liability and Indemnification

Section 1. Limitation of Liability.

(a)       The liability of directors, officers and the Principal Stockholder of the Corporation is hereby eliminated or limited to the fullest extent permitted by the NRS.

(b)      Neither the amendment or repeal of this Section 1, nor the adoption of any provision of these Articles of Incorporation, nor, to the fullest extent permitted by the NRS, any modification of law shall adversely affect any right or protection of a director or officer of the Corporation or the Principal Stockholder hereunder in respect of any act or omission occurring prior to the time of such amendment, repeal, adoption or modification. If the NRS is amended after the date of filing these Articles of Incorporation further eliminating or limiting the liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended.

(c)       If and to the extent the Principal Stockholder or any of his Affiliates or Permitted Transferees is deemed to have fiduciary duties to the Corporation or any of its stockholders, such duties are hereby eliminated or limited to the fullest extent permitted by the NRS or other applicable law.

Section 2. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law (including, without limitation, NRS 78.7502 and 78.751) as it presently exists or may hereafter be amended, any Person (a “Covered Person”) who was or is a party or is threatened to be made a party to or otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a Person for whom he or she is the legal representative, is or was a director, officer, employee or the principal Stockholder (in his capacity as such) of the Corporation or, while a director, officer or employee of the Corporation, is or was serving at the request of the Corporation as a director, officer, manager or managing member, employee, agent or trustee of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and expenses, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such Covered Person. Notwithstanding the foregoing, except as otherwise provided in Section 4 of this Article 7 with respect to Proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board of Directors.

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Section 3. Prepayment of Expenses. In addition to the right to indemnification conferred herein, an indemnitee shall also have the right, to the fullest extent not prohibited by applicable law, to be paid by the Corporation expenses (including attorneys’ fees) incurred by a Covered Person in appearing at, participating in or defending any Proceeding in advance of its final disposition or in connection with a Proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article 7 (which shall be governed by Section 4 of this Article 7); provided that if and to the extent required by applicable law or in the case of advance made in a Proceeding brought to establish or enforce a right to indemnification or advancement, such payment of expenses in advance of the final disposition of the Proceeding shall be made solely upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified or entitled to advancement of expenses under this Article 7 or otherwise.

Section 4. Claims. If a claim for indemnification or advancement of expenses under this Article 7 is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim or to obtain an advancement of expenses, as applicable. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Covered Person shall be entitled to be paid the expense of prosecuting or defending such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law. In (i) any suit brought by a Covered Person to enforce a right to indemnification hereunder (but not in a suit brought by a Covered Person to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, such Person has not met any applicable standard for indemnification imposed by the NRS under such circumstances. Neither the failure of the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met any applicable standard of conduct imposed by the NRS under such circumstances, nor an actual determination by the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the Covered Person has not met any such applicable standard of conduct, shall create a presumption that such Person has not met such standard of conduct or, in the case of such a suit brought by the Covered Person, be a defense to such suit.

Section 5. Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article 7 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of these Articles of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 6. Other Sources. Subject to Section 7 of this Article 7, the Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person has actually collected as indemnification or advancement of expenses from such other entity or enterprise.

Section 7. Indemnitor of First Resort. Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of a Covered Person as a director, officer and/or employee of the Corporation (or due to the status of the Principal Stockholder as a stockholder) at the request of the indemnitee-related entities (as defined below), the Corporation shall be fully and primarily responsible for the payment to the Covered Person in respect of indemnification or advancement of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of these Articles of Incorporation or the Bylaws (or any other agreement between the Corporation and such persons) in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article 7, irrespective of any right of recovery the Covered Person may have from the indemnitee-related entities. Any obligation on the part of any indemnitee-related entities to indemnify or advance expenses to any Covered Person shall be secondary to the Corporation’s obligation and shall be reduced by any amount that the Covered Person has actually collected as indemnification or advancement from the Corporation. The Corporation irrevocably waives, relinquishes and releases the indemnitee-related entities from any and all claims it may have against the indemnitee-related entities for contribution, subrogation or any other recovery of any kind in respect thereof. Under no circumstance shall the Corporation be entitled to any right of subrogation or contribution by the indemnitee-related entities and no right of advancement or recovery a Covered Person may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the Covered Person or the obligations

Annex B-10

of the Corporation hereunder. In the event that any of the indemnitee-related entities shall make any payment to a Covered Person in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the Covered Person against the Corporation, and the Covered Person shall execute all instruments or other documents reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such instruments or other documents as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to, and be entitled to enforce, this Section 7. For purposes of this Section 7, the following terms shall have the following meanings:

(a)       The term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which a Covered Person has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, manager or managing member, employee or agent and which service is covered by the indemnity described herein) from whom a Covered Person may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation.

(b)      The term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which a Covered Person shall be entitled to indemnification or advancement of expenses from both the indemnitee-related entities and the Corporation pursuant to the NRS, any agreement or articles of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the indemnitee-related entities, as applicable.

Section 8. Amendment or Repeal. Neither the amendment or repeal of the foregoing provisions of this Article 7, nor the adoption of any provision of these Articles of Incorporation, shall adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such amendment, repeal or adoption.

Section 9. Other Indemnification and Prepayment of Expenses. This Article 7 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to Persons other than Covered Persons when and as authorized by appropriate corporate action.

Section 10. Reliance. Covered Persons who after the date of the adoption of this provision become or remain a Covered Person described in Article 7 will be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article 7 in entering into or continuing the service. The rights to indemnification and to the advance of expenses conferred in this Article 7 will apply to claims made against any Covered Person described in this Article 7 arising out of acts or omissions in respect of the Corporation or one of its subsidiaries that occurred or occur both prior and subsequent to the adoption hereof. The rights conferred upon Covered Persons in this Article 7 shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a director, officer, employee or, in the case of the Principal Stockholder, stockholder and shall inure to the benefit of the Covered Person’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article 7 that adversely affects any right of a Covered Person or its successors shall be prospective only and shall not limit, eliminate or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 11. Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the NRS.

Article 8
Corporate Opportunities

Section 1. Acknowledgement. In recognition and anticipation that members of the Board of Directors who are not employees of the Corporation (“Non-Employee Directors”) or its Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation,

Annex B-11

directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article 8 are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Sponsor, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

Section 2. Competition and Corporate Opportunities; Renouncement. No Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her Director and officer capacities) or his or her Affiliates (collectively, “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities or did not offer such activities to the Corporation. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 3 of this Article 8. Subject to Section 3 of this Article 8, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.

Section 3. Allocation of Corporate Opportunities. The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 2 of this Article 8 hereof shall not apply to any such corporate opportunity.

Section 4. Certain Matters Deemed Not Corporate Opportunities. In addition to and notwithstanding the foregoing provisions of this Article 8, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

Section 5. Notice. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 8.

Article 9
Exclusive Jurisdiction

To the fullest extent permitted by law, and unless the Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, shall be the sole and exclusive forum for any actions, suits or proceedings, whether civil, administrative or investigative, (a) brought in the name or right of the Corporation or on its behalf, (b) asserting a claim for breach of any fiduciary duty owed by any current or former director, officer, stockholder, employee, agent or fiduciary of the Corporation to the Corporation or the Corporation’s stockholders, (c) for any internal action (as defined in NRS 78.046), including any action asserting a claim against the Corporation arising pursuant to any provision of NRS Chapters 78 or 92A, the Articles of Incorporation or the Bylaws, any agreement entered into pursuant to NRS 78.365 or as to which the NRS confers jurisdiction on the district court of the State of Nevada, (d) to interpret, apply, enforce or determine the validity of the Articles of Incorporation or the Bylaws or (e) asserting a claim governed by the internal affairs doctrine; provided that such exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In the event that the Eighth Judicial District Court of

Annex B-12

Clark County, Nevada does not have jurisdiction over any such action, suit or proceeding, then any other state district court located in the State of Nevada shall be the sole and exclusive forum therefor and in the event that no state district court in the State of Nevada has jurisdiction over any such action, suit or proceeding, then a federal court located within the State of Nevada shall be the sole and exclusive forum therefor. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any claim asserting a cause of action arising under the Securities Act of 1933, as amended, against any Person in connection with any offering of the Company’s securities, including, for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant, which Person shall have the right to enforce this clause. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of this Article 9.

Article 10
Combinations with Interested Stockholders

Until the Sunset Date, the Corporation elects not to be governed by the terms and provisions of NRS 78.411 through 78.444, inclusive, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. From and after the Sunset Date, the Corporation shall immediately and automatically, without further action on the part of the Corporation or any stockholder of the Corporation, become governed by NRS 78.411 through 78.444, inclusive. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 10 shall apply to or have any effect on any agreement, transaction or other event (including, without limitation, anything that would otherwise have constituted a “combination” (as defined in NRS 78.416)) occurring prior to such amendment or repeal.

Article 11
Miscellaneous

The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation and for the further definition of the powers of the Corporation and of its directors and stockholders:

(a)       The directors shall have the non-exclusive power to adopt, amend or repeal the Bylaws.

(b)      Elections of directors need not be by written ballot unless the Bylaws so provide.

(c)       Notwithstanding any other provision in these Articles of Incorporation or the Bylaws to the contrary, and in accordance with the provisions of NRS 78.378, the provisions of NRS 78.378 to 78.3793, inclusive, or any successor statutes, relating to acquisitions of controlling interests in the Corporation, shall not apply to any acquisition of any shares of the Corporation’s capital stock. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 11(c) shall apply to or have any effect on any agreement, transaction or other event (including, without limitation, anything that would otherwise have constituted an “acquisition” (as defined in NRS 78.3783)) occurring prior to the eleventh calendar day following such amendment or repeal.

(d)      For so long as the Shareholders Agreement is in effect, and to the maximum extent permitted by applicable law, in the event of conflict between these Articles of Incorporation and the Shareholders Agreement, the applicable provisions of these Articles of Incorporation shall be interpreted and applied in a manner consistent with the terms of the Shareholders Agreement.

(e)       As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that (i) neither the Corporation nor any of its subsidiaries will be deemed an Affiliate of any stockholder of the Corporation or any of such stockholders’ Affiliates, (ii) no stockholder of the Corporation will be deemed an Affiliate of any other stockholder of the Corporation, in each case, solely by reason of any investment in the Corporation or any rights conferred on such stockholder pursuant to the Shareholders Agreement (including any representatives of such stockholder serving on the Board of Directors) and (iii) none of the Principal Stockholder or any of his affiliates shall be deemed to be an Affiliate of the Corporation.

Annex B-13

“Charitable Trust” means a trust that is exempt from taxation under Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto) (whether a determination letter with respect to such exemption is issued before, at or after the Merger Closing Date), and further includes any successor entity that is exempt from taxation under Section 501(c)(3) (or any successor provision thereto) upon a conversion of, or transfer of all or substantially all of the assets of, a Charitable Trust to such successor entity (whether a determination letter with respect to such successor’s exemption is issued before, at or after the conversion date).

“Family Member” means with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Qualified Stockholder. Lineal descendants shall include adopted persons, but only so long as they are adopted during minority.

“Merger Agreement” means that certain Amended and Restated Agreement and Plan of Merger, dated as of June 27, 2025, by and among the Corporation, Alpha Merger Sub, Inc. and Strive, as amended prior to the effectiveness of these Articles of Incorporation.

“Merger Closing Date” means the later to occur of (i) the Effective Time (as defined in the Merger Agreement) and (ii) the issuance of the Company Consideration Shares (as defined in the Merger Agreement).

“Parent” of an entity means any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

“Permitted Entity” means with respect to a Qualified Stockholder (a) a Permitted Trust solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder, (iii) any other Permitted Entity of such Qualified Stockholder and/or (iv) any entity that is described in Sections 501(c)(3), 170(b)(1)(A), 170(c), 2055(a) or 2522(a) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto), (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, (c) any Charitable Trust created by a Qualified Stockholder, which Charitable Trust was (x) validly created and (y) a registered holder of shares of capital stock of the Corporation, in each case prior to the Merger Closing Date (whether or not it continuously holds such shares of capital stock or any other shares of capital stock of the Corporation at all times before or after the Merger Closing Date), (d) the personal representative of the estate of a Qualified Stockholder upon the death of such Qualified Stockholder solely to the extent the executor is acting in the capacity as personal representative of such estate, (e) a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder, during the lifetime of the natural person grantor of such trust, (f) a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder, following the death of the natural person grantor of such trust, solely to the extent that such shares are held in such trust pending distribution to the beneficiaries designated in such trust. Except as explicitly provided for herein, a Permitted Entity of a Qualified Stockholder shall not cease to be a Permitted Entity of that Qualified Stockholder solely by reason of the death of that Qualified Stockholder or (g) such Qualified Stockholder’s Affiliates.

“Permitted Transfer” means, and will be restricted to, any Transfer of a share of Class B Common Stock: (a) by a Qualified Stockholder (or the estate of a deceased Qualified Stockholder) to (i) one or more Family Members of such Qualified Stockholder, or (ii) any Permitted Entity of such Qualified Stockholder; or (iii) to such Qualified Stockholder’s revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder; (b) by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (ii) any other Permitted Entity of such Qualified Stockholder; or by a Qualified Stockholder that is a natural person or revocable living trust to an entity that is exempt from taxation under Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto) (a “501(c)(3) Organization”) or an entity that is exempt from taxation under Section 501(c)(3) and described in Section 509(a)(3) of United States Internal Revenue Code of 1986, as amended (or any successor provision thereto) (a “Supporting Organization”), as well as any Transfer by a 501(c)(3) Organization to a Supporting Organization of which such 501(c)(3) Organization (x) is a supported organization (within the meaning of Section 509(f)(3) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto)), and (y) has the power to nominate a majority of the board of directors, provided that such 501(c)(3) Organization or such Supporting Organization irrevocably elects, no later than the time such share of Class B Common Stock is Transferred to it, that such share of Class B Common Stock shall automatically be converted into Class A Common Stock upon the death of such Qualified Stockholder or the natural person grantor of such Qualified Stockholder.

Annex B-14

“Permitted Transferee” means a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

“Permitted Trust” means a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) a Family Member of a Qualified Stockholder, (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments, or (d) solely in the case of any such trust established by a natural person grantor prior to the Merger Closing Date, any other bona fide trustee.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“Principal Stockholder” means Vivek Ramaswamy, so long as he or the Ramaswamy 2021 Irrevocable Trust or any of their respective Permitted Transferees own any shares of Common Stock or Preferred Stock.

“Principal Stockholder Trust” means the Ramaswamy 2021 Irrevocable Trust, so long as it owns any shares of Common Stock or Preferred Stock.

“Qualified Stockholder” means (a) any Person who receives shares of Class B Common Stock on the Merger Closing Date and (b) a Permitted Transferee.

“Shareholders Agreement” means the Shareholders Agreement, to be dated as of [•], by and among the Corporation, [•] and the other Persons who may become parties thereto from time to time, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.

“Transfer” of a share of Class B Common Stock means, any sale, assignment, transfer, exchange, gift, bequest, pledge, hypothecation or other disposition or encumbrance of such share or any legal or beneficial interest in such share, in whole or in part, whether or not for value and whether voluntary or involuntary or by operation of law; provided that the following shall not be considered a “Transfer”: (a) the granting of a revocable proxy [pursuant to the Shareholders Agreement or] to officers or directors of the Corporation at the request of the Board of the Corporation in connection with actions to be taken at annual or special meetings of stockholders or in connection with any action by written consent of the stockholders solicited by the Board (at such times as action by written consent of stockholders is permitted under these Articles of Incorporation); (b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with the Corporation and/or its stockholders that (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; (c) entering into a customary voting or support agreement (with or without granting a proxy) or delivering a written consent in connection with any merger, consolidation or other business combination of the Corporation, whether effectuated through one transaction or series of related transactions (including a tender offer followed by a merger in which holders of Class A Common Stock receive the same consideration per share paid in the tender offer); (d) the pledge of shares of capital stock of the Corporation by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as such stockholder continues to exercise sole Voting Control over such pledged shares; provided that a foreclosure on such shares or other similar action by the pledgee shall constitute a “Transfer”; (e) the fact that the spouse of any holder of Class B Common Stock possesses or obtains an interest in such holder’s shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such shares of Class B Common Stock; or (f) any change in the trustees or the person(s) and/or entity(ies) having or exercising Voting Control over shares of Class B Common Stock (i) of a Charitable Trust that qualifies as a Permitted Entity or (ii) of a Permitted Entity; provided that following such change such Permitted Entity continues to be a Permitted Entity. A “Transfer” shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity.

“Voting Control” means, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

Annex B-15

Article 12
Amendment of Articles of Incorporation

The Corporation reserves the right from time to time to amend these Articles of Incorporation in any manner permitted by the NRS, and all rights and powers conferred upon stockholders, directors and officers herein are granted subject to this reservation. Notwithstanding the foregoing, from and after the Sunset Date, the provisions set forth in Articles 5, 6, 7, 8, 9, 10, 11 and this Article 12 may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of the provisions set forth in any of Articles 5, 6, 7, 8, 9, 10, 11 and this Article 12, unless such action is approved by the affirmative vote of the holders of not less than 66 2/3% of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

*        *        *        *

Annex B-16

Annex C

AMENDED AND RESTATED BYLAWS

OF

[•]1

Article 1
Offices

Section 1.01. Registered Office. The registered office of [•] (the “Corporation”) shall be the street address of the corporation’s registered agent in the State of Nevada, as determined by the Corporation’s board of directors (the “board of directors”) from time to time in accordance with the Corporation’s articles of incorporation (as amended from time to time, the “articles of incorporation”), these bylaws (as amended from time to time, these “bylaws”), and the Nevada Revised Statutes (as amended from time to time, the “NRS” or “Nevada Law”).

Section 1.02. Other Offices. The Corporation may also have offices at such other places both within and without the State of Nevada as the board of directors may from time to time determine or the business of the Corporation may require.

Section 1.03. Books. The books of the Corporation may be kept within or without the State of Nevada as the board of directors may from time to time determine or the business of the Corporation may require.

Article 2
Meetings of Stockholders

Section 2.01. Time and Place of Meetings. All meetings of stockholders shall be held at such physical location, if any, either within or without the State of Nevada, on such date and at such time as may be determined from time to time by the board of directors (or the chair in the absence of a designation by the board of directors).

Section 2.02. Annual Meetings. Unless directors are elected by written consent in lieu of an annual meeting as permitted by Nevada Law, and the articles of incorporation, an annual meeting of stockholders, commencing with the fiscal year [2026], shall be held for the election of directors and to transact such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. (a) Except as otherwise provided in the articles of incorporation, special meetings of stockholders (i) may be called at any time by the affirmative vote of a majority of the entire board of directors and (ii) until the Sunset Date (as such term is defined in the articles of incorporation), shall be called by the secretary of the Corporation at the request of the Principal Stockholder (as defined in the articles of incorporation). Such request shall state the purpose or purposes of the proposed meeting.

(b)           A special meeting shall be held at such date, time and physical location, if any, and/or by such method of remote communication, if any, as may be fixed by the board of directors in accordance with these bylaws.

(c)           Business conducted at a special meeting shall be limited to the matters described in the applicable request for such special meeting and any other matters as the board of directors shall determine.

Section 2.04. Notice of Meetings and Adjourned Meetings; Waivers of Notice. (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the physical location, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining stockholders entitled to notice of, and to vote, at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Nevada Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to notice of such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, physical location, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to

____________

1        Note to Draft: Name to be specified by Parent prior to the Effective Time.

Annex C-1

be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 60 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to notice of such adjourned meeting.

(b)           Whenever notice is required to be given under any provision of Nevada Law or the articles of incorporation or these bylaws, a written waiver signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meetings of stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the articles of incorporation or these bylaws. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. Notice of Nominations and Stockholder Business.

(a)           Annual Meetings of Stockholders.

(i)        Except as otherwise provided in the articles of incorporation, nominations of persons for election to the board of directors of the Corporation or the proposal of other business to be transacted by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the board of directors or (C) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2.05(a), who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.05(a).

(ii)       Unless the board of directors determines otherwise or the Shareholders Agreement (as defined in the articles of incorporation) provides otherwise (as long as such agreement is in effect), for nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (C) of paragraph (a)(i) of this Section 2.05, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and any such proposed business (other than the nominations of persons for election to the board of directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to or mailed and received by the secretary of the Corporation at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 60 days prior to such anniversary date or delayed more than 30 days after such anniversary date then to be timely such notice must be received by the Corporation no earlier than 120 days prior to such annual meeting and no later than the later of 90 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. For purposes of Sections 2.05(a)(ii) and 2.05(b) of these bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, the Associated Press, Business Wire, PR Newswire or any comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”).

(iii)     A stockholder’s notice to the secretary shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed

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for consideration and in the event that such business includes a proposal to amend these bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:

(1)           the name and address of such stockholder (as they appear on the Corporation’s books) and any such beneficial owner;

(2)           the class or series and number of shares of capital stock of the Corporation which are held of record or are beneficially owned by such stockholder and by any such beneficial owner;

(3)           a description of any agreement, arrangement or understanding between or among such stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such nomination or other business;

(4)           a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or any such beneficial owner or any such nominee with respect to the Corporation’s securities (a “Derivative Instrument”);

(5)           to the extent not disclosed pursuant to clause (4) above, the principal amount of any indebtedness of the Corporation or any of its subsidiaries beneficially owned by such stockholder or by any such beneficial owner, together with the title of the instrument under which such indebtedness was issued and a description of any Derivative Instrument entered into by or on behalf of such stockholder or such beneficial owner relating to the value or payment of any indebtedness of the Corporation or any such subsidiary;

(6)           a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting; and

(7)           a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal or nomination.

If requested by the Corporation, the information required under clauses (C)(2), (3), (4) and (5) of the preceding sentence of this Section 2.05 shall be supplemented by such stockholder and any such beneficial owner not later than 10 days after the record date for notice of the meeting to disclose such information as of such record date.

Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Section 2.05 other than a nomination shall be deemed satisfied by a stockholder if such stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of stockholders.

(b)           Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting pursuant to Section 2.04. Nominations of persons for election to the board of directors of the Corporation at a special meeting of stockholders may be made by stockholders only if the election of directors is included as business to be brought before a special meeting in the Corporation’s notice of meeting and then only by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2.05(b) who shall be entitled

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to vote at the meeting and who complies with the notice procedures set forth in this Section 2.05(b). For nominations to be properly brought before a special meeting of stockholders by a stockholder pursuant to this Section 2.05(b), the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received by the secretary of the Corporation at the principal executive offices of the Corporation (A) not earlier than 120 days prior to the date of the special meeting nor (B) later than the later of 90 days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made. A stockholder’s notice to the secretary shall comply with the notice requirements of Section 2.05(a)(iii).

(c)           General.

(i)        At the request of the board of directors, any person nominated by the board of directors for election as a director shall furnish to the secretary of the Corporation the information that is required to be set forth in a stockholder’s notice of nomination that pertains to the nominee. Subject to the provisions of the Shareholders Agreement, no person shall be eligible to be nominated by a stockholder to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.05. No business shall be conducted at a stockholder meeting except in accordance with the procedures set forth in Section 2.03 and this Section 2.05. The chair of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that business was not properly brought before the meeting, and if he should so determine and declare, the defective nomination shall be disregarded or such business shall not be transacted, as the case may be. Notwithstanding the foregoing provisions of this Section 2.05, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other proposed business, such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.05, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(ii)       Without limiting the foregoing provisions of this Section 2.05, a stockholder shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 2.05; provided, however, that any references in these bylaws to the Exchange Act are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.05, and compliance with Section 2.05(a) or (b) shall be the exclusive means for a stockholder to make nominations or submit other business (other than as provided in the last paragraph of Section 2.05(a)).

Section 2.06. Quorum. Unless otherwise provided in the articles of incorporation or these bylaws and subject to Nevada Law, the presence, in person or by proxy (regardless of whether the proxy has authority to vote on any matter), of the holders of a majority of the voting power of all outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present at any meeting of the stockholders, either the chair of the meeting or holders of a majority in voting power of the shares of capital stock of the Corporation present in person or represented by proxy shall adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present. At such adjourned meeting at which a quorum shall be present any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.07. Voting. (a) Unless otherwise provided in the articles of incorporation and subject to Nevada Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Unless otherwise provided in the articles of incorporation or these bylaws and subject to Nevada Law, in all matters other than the election of directors, the affirmative vote of a majority in voting power of shares of capital stock of the Corporation present in person or represented by proxy (regardless of whether the proxy has authority to vote on any matter) and entitled to vote thereon shall be the act of the stockholders. Subject to the rights of the holders of any series

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of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the voting power of shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

(b)           Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after six months from its date, unless said proxy provides for a longer period, subject to and in accordance with Nevada Law.

(c)           Votes may be cast by any stockholder entitled to vote in person or by his proxy. In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter (including elections) will not be treated as a vote cast.

Section 2.08. Action by Consent. (a) Until the Sunset Date and unless otherwise provided in the articles of incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Nevada, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.09. Organization. At each meeting of stockholders, the chair of the board of directors, if one shall have been elected, or in the chair’s absence or if one shall not have been elected, the director or officer designated by the vote of the majority of the directors present at such meeting, shall act as chair of the meeting. The secretary (or in the secretary’s absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.10. Order of Business. The order of business at all meetings of stockholders shall be as determined by the chair of the meeting.

Section 2.11. Conduct of Meetings. The board of directors may adopt such rules and procedures for the conduct of stockholder meetings as it deems appropriate. At each meeting of stockholders, the chair or, in the absence of the chair, the chief executive officer or, in the absence of the chair and the chief executive officer, a vice president and, in the case that more than one vice president shall be present, that vice president designated by the board of directors (or in the absence of any such designation, the most senior vice president present), shall preside over the meeting. Except to the extent inconsistent with the rules and procedures as adopted by the board of directors, the person presiding over the meeting of stockholders shall have the right and authority to convene, adjourn and reconvene the meeting from time to time, to prescribe such additional rules and procedures and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting. Such rules and procedures, whether adopted by the board of directors or prescribed by the person presiding over the meeting, may include (a) the establishment of an agenda or order of business for the meeting, (b) rules and procedures for maintaining order at the meeting and the safety of those present, (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine, (d) restrictions on entry to the meeting after the time fixed for the commencement thereof and (e) limitations on the time allotted to questions or comments by participants. The person presiding over any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, may determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, he or she shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the board of directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary or, in his or her absence, one of the assistant secretaries, shall act as secretary of the meeting. If none of the officers above designated to act as the person presiding over the meeting or as secretary of the meeting shall be present, a person presiding over the meeting or a

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secretary of the meeting, as the case may be, shall be designated by the board of directors and, if the board of directors has not so acted, in the case of the designation of a person to act as secretary of the meeting, designated by the person presiding over the meeting. To the extent permitted by applicable law, meetings of stockholders may be conducted in whole or in part by remote communications, including by webcast.

Article 3
Board of Directors

Section 3.01. General Powers. Except as otherwise provided in Nevada Law or the articles of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the board of directors.

Section 3.02. Number, Election, Classes, Term of Office. (a) Subject to the terms of any series of Preferred Stock entitled to separately elect directors, the board of directors shall consist of not less than five nor more than 11 directors, with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the entire board of directors.

(b)           Except as otherwise provided in the articles of incorporation or in the terms of any series of Preferred Stock entitled to separately elect directors, the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. Except as otherwise provided in the articles of incorporation, each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected; provided that directors initially designated as Class I directors shall serve for a term ending on the date of the first annual meeting following the Merger Closing Date (as such term is defined in the articles of incorporation), directors initially designated as Class II directors shall serve for a term ending on the second annual meeting following the Merger Closing Date, and directors initially designated as Class III directors shall serve for a term ending on the date of the third annual meeting following the Merger Closing Date.

(c)           Except for obtaining any required stockholder votes or consents under the Shareholders Agreement (as long as such agreement is in effect) or as otherwise provided in the articles of incorporation, each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal and for a term that shall coincide with the term of the class to which such director shall have been elected. Directors need not be stockholders.

(d)           There shall be no cumulative voting in the election of directors.

Section 3.03. Quorum and Manner of Acting. Unless the articles of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and physical location hereof, if any, and the means of remote communications, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the board of directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. Time and Place of Meetings. The board of directors shall hold its meetings at such physical location, if any, either within or without the State of Nevada, and at such time as may be determined from time to time by the board of directors (or the chair in the absence of a determination by the board of directors).

Section 3.05. Annual Meeting. The board of directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders. Notice of such meeting need not be given. In the event such annual meeting is not held on the same day and at the same physical location, if any, as the annual meeting of stockholders, the annual meeting of the board of directors may be held at such physical location, if any, either within or without the State of Nevada, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

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Section 3.06. Regular Meetings. After the physical location, if any, and time of regular meetings of the board of directors shall have been determined and notice thereof shall have been once given to each member of the board of directors, regular meetings may be held without further notice being given.

Section 3.07. Special Meetings. Special meetings of the board of directors may be called by the chair of the board of directors or the chief executive officer and shall be called by the secretary on the written request of at least two directors. Notice of special meetings of the board of directors shall be given to each director at least 24 hours before the date of the meeting in such manner as is determined by the board of directors.

Section 3.08. Committees. (a) The board of directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

(b)           Unless otherwise provided in the articles of incorporation, these bylaws or the resolution of the board of directors designating the committee, a committee may create one or more subcommittees consisting of one or more members of such committee and delegate to such subcommittee any or all of the powers and authority of the committee.

(c)           Unless the board of directors otherwise provides, each committee designated by the board of directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the board of directors conducts its business pursuant to this Article 3.

Section 3.09. Action by Consent. Unless otherwise restricted by the articles of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be (other than any director(s) abstaining in writing pursuant to and in accordance with NRS 78.315(2), consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. Telephonic Meetings. Unless otherwise restricted by the articles of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or such committee, as the case may be, by means of conference telephone or other communications equipment (including any means of remote communications permitted under Nevada Law) by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. Resignation. Any director may resign at any time by giving notice in writing or by electronic transmission to the board of directors or to the secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. Vacancies. Prior to the Sunset Date, vacancies on the board of directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors may be filled with the affirmative vote of the holders of not less than a majority of the shares then entitled to vote generally in the election of directors, voting together as a single class. From and after the Sunset Date, vacancies on the board of directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law or as set forth in the articles of incorporation, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term

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of the class to which such director shall have been elected. Subject to the terms of any series of preferred stock entitled to separately elect directors and the provisions of the articles of incorporation, whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the articles of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. If there are no directors in office, then an election of directors may be held in accordance with Nevada Law.

Section 3.13. Removal. Directors may only be removed from office in the manner set forth in the articles of incorporation. Any vacancies created by any such removal may be filled in accordance with Section 3.12 herein.

Section 3.14. Compensation. Unless otherwise restricted by the articles of incorporation or these bylaws, the board of directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

Article 4
Officers

Section 4.01. Principal Officers. The principal officers of the Corporation shall be a chief executive officer, a chief financial officer, one or more executive vice presidents and a secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. Subject to Section 3.01, the chief executive officer shall conduct and direct generally all the day-to-day business and affairs of the Corporation. The Corporation may also have such other principal officers as the board of directors may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of chief executive officer and secretary.

Section 4.02. Election, Term of Office and Remuneration. The principal officers of the Corporation shall be elected annually by the board of directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all principal officers of the Corporation shall be fixed by the board of directors. Any vacancy in any office shall be filled in such manner as the board of directors shall determine.

Section 4.03. Subordinate Officers. In addition to the principal officers enumerated in Section 4.01, the Corporation may have one or more assistant secretaries and such other subordinate officers, agents and employees as the board of directors may deem necessary, each of whom shall hold office for such period as the board of directors may from time to time determine. The board of directors may delegate to any principal officer the power to appoint, fix the compensation of and remove any such subordinate officers, agents or employees.

Section 4.04. Removal. In addition to the authority granted pursuant to Section 4.03 with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the board of directors.

Section 4.05. Resignations. Any officer may resign at any time by giving written notice to the board of directors (or to a principal officer if the board of directors has delegated to such principal officer the power to appoint and remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. Powers and Duties. The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the board of directors.

Article 5
Capital Stock

Section 5.01. Certificates For Stock; Uncertificated Shares. The shares of the Corporation’s capital stock shall be uncertificated; provided that the board of directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be represented by one or more certificates. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares of the same class and series represented by certificates shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the

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Corporation by the chair or vice chair of the board of directors, or any vice president, and by the treasurer, an assistant treasurer, the secretary or an assistant secretary of such Corporation, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. Transfer of Shares. Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder’s duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder’s duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. Authority for Additional Rules Regarding Transfer. The board of directors shall have the power and authority to make all such rules and regulations, not inconsistent with these bylaws, as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation and the transfer agents and registrars of its stock against any claims arising in connection therewith.

Article 6
General Provisions

Section 6.01. Fixing the Record Date. (a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the board of directors so fixes a record date for notice of any meeting of stockholders, such date shall also be the record date for determining the stockholders entitled to vote at such meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of and to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided that the board of directors may fix a new record date for determination of stockholders entitled to notice of, and to vote at, the adjourned meeting in accordance with the foregoing provisions of this Section 6.01(a).

(b)           In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors pursuant to this Section 6.01(b), the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by Nevada Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Nevada, its principal place of business or any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the board of directors and prior action by the board of directors is required by Nevada Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

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(c)           In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

Section 6.02. Dividends and Other Distributions. Subject to limitations contained in Nevada Law and the articles of incorporation, if any, the board of directors may declare and pay dividends and other distributions upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. Year. The fiscal year of the Corporation shall be fixed by resolution of the board of directors.

Section 6.04. Voting of Stock Owned by the Corporation. The board of directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.05. Amendments. These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the board of directors. Unless a higher percentage is required by the articles of incorporation as to any matter that is the subject of these bylaws, all such amendments must be approved by (i) the board of directors or (ii) the affirmative vote of the holders of not less than (x) a majority of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class, in the case of any such amendment prior to the Sunset Date, and (y) 66 2/3% of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class, in the case of any such amendment on or after the Sunset Date.

Section 6.06. Shareholders Agreement. For so long as the Shareholders Agreement is in effect, and to the maximum extent permitted by applicable law, in the event of conflict between these Bylaws and the Shareholders Agreement, the applicable provisions of these Bylaws, and such provisions shall be interpreted and applied in a manner consistent with the terms of the Shareholders Agreement.

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Annex D

AMENDED AND RESTATED

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of June 27, 2025, by and among Strive Enterprises, Inc., an Ohio corporation (“Strive”), and certain stockholders of Asset Entities Inc., a Nevada corporation (the “Company”), listed on Schedule A hereto (each, a “Stockholder” and, collectively, the “Stockholders”). Strive and each of the Stockholders are referred to individually as a “Party” and collectively as “Parties”.

RECITALS

WHEREAS, each of the parties hereto previously entered into, on May 6, 2025 (the “Original Voting Agreement Date”), a Voting and Support Agreement (the “Original Voting Agreement”);

WHEREAS, each of the parties hereto desires to, effective as of the date hereof, amend and restate the Original Voting Agreement in its entirety as set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, Strive, the Company and Alpha Merger Sub, Inc., an Ohio corporation, are entering into an Amended and Restated Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for the merger of Merger Sub with and into Strive, with Strive being the surviving entity in such merger (the “Merger”);

WHEREAS, as of the date hereof, each Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the 1934 Act) of the number of shares of class A common stock, par value $0.0001 per share (“Class A Common Stock”) and class B common stock, $0.0001 par value per share (“Class B Common Stock”) of the Company (collectively, the “Company Stock”) and other Equity Securities of the Company (“Company Securities”) set forth next to such Stockholder’s name on Schedule A hereto, being all of the shares of Company Stock and all of the Company Securities owned of record or beneficially by such Stockholder as of the date hereof (with respect to such Stockholder, the “Owned Shares”, and the Owned Shares together with any additional shares of Company Stock and any additional Company Securities that such Stockholder holds or may acquire record and/or beneficial ownership of on or after the date hereof, such Stockholder’s “Covered Shares”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously adopted, approved and declared advisable the Merger Agreement pursuant to which, among other things, the Company would acquire Strive by means of a merger of Merger Sub with and into Strive, on the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, as an inducement and condition for Strive to enter into the Merger Agreement, each Stockholder has agreed to enter into this Agreement with respect to such Stockholder’s Covered Shares.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

1.       Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

“Expiration Time” shall mean the earliest to occur of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be validly terminated pursuant to Article 11 thereof.

“Transfer” shall mean any (a) direct or indirect (including through the transfer of any Equity Securities in any direct or indirect holding or parent company of a Stockholder or through the issuance and redemption by any such holding or parent company of its Equity Securities) offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Applicable Law, merger (regardless of which entity survives), consolidation or otherwise), whether voluntary or involuntary, or entry into any option, Contract, arrangement, understanding or

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commitment with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Applicable Law or otherwise), of any Covered Shares or any interest in any Covered Shares (in each case other than this Agreement), (b) deposit of such Covered Shares into a voting trust, the entry into a voting agreement or arrangement (other than this Agreement) with respect to such Covered Shares or the grant of any proxy or power of attorney (other than this Agreement) or similar arrangement with respect to such Covered Shares, (c) entry into any hedge, swap or other transaction or Contract which is designed to (or would reasonably expected to lead to or result in) a transfer of the economic consequences of ownership of any Covered Shares, whether any such transaction is to be settled by delivery of Covered Shares, in cash or otherwise or (d) entry into any option, Contract, arrangement, understanding or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b) or (c) above.

2.       Agreement to Not Transfer the Covered Shares.

2.1         No Transfer of Covered Shares. Except for (i) transfers to Affiliates of such Stockholder for estate planning or tax purposes or (ii) transfers by will or by the laws of descent, in each case subject to the transferee first executing a joinder agreement to this Agreement in a form reasonably acceptable to Strive, until the Expiration Time, (a) each Stockholder agrees not to Transfer or cause or permit the Transfer of any of such Stockholder’s Covered Shares or, except as and when expressly required by Section 3.2, to convert or permit the conversion any of such Stockholder’s Class A Common Stock into Class B Common Stock, in each case, other than with the prior written consent of Strive (to be granted or withheld by Strive for any reason or no reason) and (b) each Stockholder shall not seek, solicit or negotiate any such Transfer. If Strive so consents to a Transfer, the applicable Stockholder shall, prior to the effectiveness of such Transfer, cause the transferee to execute a joinder to this Agreement, in a form reasonably acceptable to Strive, pursuant to which such transferee agrees to be bound by all provisions applicable to a Stockholder hereunder; provided that such Stockholder shall remain liable for all its obligations hereunder with respect to such Transferred Covered Shares. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2.1 shall be null and void ab initio and of no effect whatsoever.

2.2         Update of Beneficial Ownership Information. Promptly following the written request of Strive to any Stockholder or within 24 hours of a Stockholder’s or any of its Affiliates’ acquisition of beneficial (as defined in Rule 13d-3 under the 1934 Act) or record ownership of additional shares of Company Stock or other Company Securities after the date hereof, such Stockholder will send to Strive a written notice setting forth the number of Covered Shares beneficially owned by such Stockholder or any of its Affiliates and indicating the capacity in which such Covered Shares are owned. Each Stockholder irrevocably agrees to cause any of its Affiliates that acquires any shares of Company Stock or other Company Securities on or after the date hereof to execute an agreement in a form reasonably acceptable to Strive to be bound with respect to this Agreement with respect to such shares to the same extent such shares would be subject to this Agreement had they been acquired by such Stockholder, and such shares or other Company Securities shall be deemed Covered Shares for all purposes hereunder.

3.       Agreement to Vote the Covered Shares; High Vote Stock Conversion.

3.1         Until the Expiration Time, at every meeting of the Company’s stockholders at which any of the following matters are to be voted on (and at every adjournment, recess or postponement thereof), and on any action or approval of Company’s stockholders by written consent with respect to any of the following matters (each, a “Company Stockholder Meeting”), each Stockholder shall vote (including via proxy) all of such Stockholder’s Covered Shares, in each case to the fullest extent that such Covered Shares are entitled to vote thereon or consent thereto (or cause the holder(s) of record on any applicable record date to vote (including via proxy) all of such Stockholder’s Covered Shares):

(a)      in favor of (i) the Stock Issuance, (ii) the Organizational Documents Amendments (including the Redesignation), (iii) the Merger and the approval and adoption of the Merger Agreement, including any amended and restated Merger Agreement or amendment to the Merger Agreement that is or results in the Merger Agreement being more favorable (or at least as favorable) to the Stockholders than the Merger Agreement in effect as of the date of this Agreement, (iv) any Financing, (v) the approval of any proposal to adjourn or postpone any meeting of the Company’s stockholders to a later date if there are not sufficient votes for adoption of the Merger Agreement or any of the other Transactions on the date on which such meeting is held and (vi) the approval of any other matter considered and voted upon by the stockholders of the Company as contemplated by the Merger Agreement or as advised by the board of directors of the Company (including any redomestication of the Company to Texas); and

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(b)       against (i) any action or agreement that would or would reasonably be expected to result in a breach or violation of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or that would result or would reasonably be expected to result in any condition set forth in Article 10 of the Merger Agreement not being satisfied on a timely basis, (ii) any Acquisition Proposal, or any other proposal made in opposition to, in competition with, or inconsistent with, the Stock Issuance, the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (iii) any other action, agreement or proposal which could reasonably be expected to delay, postpone or adversely affect the consummation of any of the foregoing or any of the other transactions contemplated by the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

3.2         Following receipt of the Company Stockholder Approval pursuant to the Merger Agreement, and prior to the effectiveness of the Organizational Documents Amendments, in exchange for such Stockholder’s portion of the High Vote Waiver Payment as contemplated by Section 6.09 of the Merger Agreement, each Stockholder shall convert all shares of Class A Common Stock held by such Stockholder to Class B Common Stock. No Stockholder shall convert any of its shares of Class A Common Stock prior to receipt of the Company Stockholder Approval. Each Stockholder agrees that following the conversion contemplated by this Section 3.2, the shares so converted shall be entitled to one vote per share, including following the Redesignation.

3.3         At every meeting of the Company’s stockholders (and at every adjournment or postponement thereof), each Stockholder shall be represented in person or by proxy at such meeting (or cause the holders of record of such Stockholder’s Covered Shares on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

3.4         Each Stockholder shall execute and deliver (or cause the holders of record to execute and deliver), within 48 hours of receipt, any proxy card or voting instructions it receives that is sent to stockholders of the Company soliciting proxies with respect to any matter described in Section 3.1, which shall be voted in the manner described in Section 3.1 (with Strive to be promptly notified (and provided reasonable evidence of) such execution and delivery of such proxy card or voting instructions).

3.5         Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Time any Stockholder is restricted from taking any action pursuant to Section 3.1, Section 3.2 or Section 3.3 of this Agreement by any Applicable Law or any order issued by any Government Authority, then (a) the obligations of each Stockholder set forth in Section 3.1, Section 3.2 or Section 3.3, as applicable, of this Agreement shall be of no force and effect for so long as such order is in effect solely to the extent such order restrains, enjoins or otherwise prohibits such Stockholder from taking any such action, and (b) each Stockholder shall cause the Covered Shares to not be represented in person or by proxy at any meeting at which a vote of such Stockholder on, the Stock Issuance or the Merger Agreement or the transactions contemplated thereby is sought or requested.

4.       Waiver of Dissenter and Appraisal Rights. In connection with the Transactions (including if Strive and the Company determine that the Company will redomesticate to Texas in connection therewith) each Stockholder hereby irrevocably, unconditionally and forever waives, and agrees to cause to be waived and to prevent the exercise of, any and all dissenter’s, appraisal rights or any similar rights in connection with the Merger or any of the other Transactions (or any such redomestication) by virtue of, or with respect to, the Covered Shares (including pursuant to NRS 92A.380) or any Person’s ownership thereof.

5.       Acquisition Proposals.

5.1         Until the Expiration Time, (a) each Stockholder shall not, and shall cause its Affiliates and its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, propose or take any action to knowingly assist, facilitate or encourage (including by way of furnishing information) the submission of any inquiry or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; provided that nothing herein shall prevent such Stockholder from passively receiving and not encouraging Acquisition Proposals not solicited in violation of this Agreement, (ii) enter into or knowingly participate in any substantive discussions with or negotiations with, furnish any material nonpublic information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or otherwise knowingly cooperate with, any Third Party, in connection with any Acquisition Proposal, (iii) encourage or recommend any other holder of Company Stock to not approve the Merger Agreement or the transactions contemplated by the Merger Agreement or make any public statement approving or recommending an Acquisition Proposal,

Annex D-3

(iv) enter into any agreement in principle, letter of intent, memorandum of understanding, acquisition agreement or other Contract providing for or relating to an Acquisition Proposal or (v) resolve, authorize, propose or agree to do any of the foregoing and (b) each Stockholder shall, and shall cause its Affiliates and its and their respective Representatives to, cease any solicitations, discussions or negotiations with any other Person in connection with an Acquisition Proposal (other than Strive and its Affiliates).

5.2         Until the Expiration Time, each Stockholder agrees to notify Strive in writing promptly (and in any event within 24 hours) (a) of the receipt of any Acquisition Proposal or any material amendment or modification to the material terms of any Acquisition Proposal and such notice shall include, to the extent then known to such Stockholder, the identity of the Person making the Acquisition Proposal and the material terms and conditions thereof (along with unredacted copies of such Acquisition Proposal and all proposed transaction agreements and other material documents provided in connection therewith), (b) of any request for material nonpublic information relating to the Company, or for access to the business, properties, assets, books or records or personnel of the Company, by any Third Party in connection with an Acquisition Proposal and (c) keep Strive informed on a reasonably current basis of any material changes to the status and material terms and conditions of any Acquisition Proposal.

6.       No Legal Action. Each Stockholder agrees, and shall cause its Affiliates and Representatives (a) not to, bring, commence, institute, maintain, prosecute or voluntarily aid any claim, appeal, or proceeding in its capacity as a Stockholder and (b) to take all actions necessary to opt out of any class in any class action with respect to, in each case, any claim, derivative or otherwise, against Strive, Merger Sub, the Company or any of their respective Affiliates relating to the negotiation, adoption, approval, execution or delivery of this Agreement, the Original Voting Agreement, the Merger Agreement or the Original Agreement or the consummation of the Transactions that (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or the Merger Agreement or (ii) alleges a breach of any fiduciary duty of the Company Board (or any member thereof) or any duty that any stockholder of the Company (including any Stockholder) has (or may be alleged to have) to the Company or to the other holders of the Company Stock, in each case, in connection with this Agreement, the Original Voting Agreement, the Merger Agreement, the Original Agreement or the Transactions; provided, however, that nothing in this Section 6 shall prohibit any Stockholder or its Affiliates or Representatives from (x) asserting claims or defenses in connection with the enforcement of this Agreement, the Merger Agreement, the Confidentiality Agreement, the Exclusivity Agreement, dated March 13, 2025, between the Company and Strive, as amended and the other Transaction Agreements by the parties hereto, or (y) complying with a subpoena, regulatory inquiry or other legal requirement. Each Stockholder, on behalf of itself, its Affiliates and their respective successors and assigns and, if such Stockholder is an entity, its directors, officers, employees and equityholders and their respective successors and assigns (collectively with respect to a Stockholder, such Stockholder’s “Releasing Parties”), hereby irrevocably, unconditionally and forever waives, releases, remises and discharges any and all claims it may have against the Company, Strive or any of their respective Affiliates to the extent arising out of pre-Closing Contracts, facts, matters or occurrences (collectively, the “Released Claims”); provided, that nothing herein shall waive or release (i) any rights to indemnification or insurance coverage under the Company’s Organizational Documents or insurance policies for acts and omissions occurring prior to the Effective Time, (ii) rights to ordinary course compensation and rights arising under employment Contracts between the Company and a Releasing Party that have been provided to Strive prior to the date hereof, (iii) any rights that cannot be waived as a matter of Applicable Law or (iv) any claim by a Stockholder against Strive or its Affiliates for breach of the express terms of this Agreement by a party hereto. Each Stockholder hereby agrees that it (1) is and will be solely responsible for any cost, expense or Liability relating to any Released Claim brought against it or any of its other Releasing Parties and (2) shall not, and shall cause its other Releasing Parties not to, directly or indirectly seek indemnification, contribution or reimbursement or advancement of expenses from the Company or any of its Affiliates or, after the Closing, from Strive or any of its Affiliates, or coverage under any of the Company’s insurance policies, with respect thereto except as provided in the immediately preceding proviso. Each Stockholder (x) represents and warrants that it has not assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any Proceeding or Liability of any nature, character or description whatsoever, which is or which purports to be waived, released, remised or discharged by this Section 6 and (y) acknowledges, on behalf of itself and its other Releasing Parties, that it and its other Releasing Parties may hereafter discover facts other than or different from those that they know or believe to be true with respect to the subject matter of the Released Claims, but hereby expressly agrees that, as of the date hereof, it (on behalf of itself and its other Releasing Parties) will be deemed to have waived and fully, finally and forever settled and released any known or unknown, suspected or unsuspected, asserted or unasserted, contingent or noncontingent claim with respect to the Released Claims, whether or not concealed or hidden, without regard to the subsequent discovery or existence of such different or additional facts. Without limitation of the foregoing, each Stockholder (on behalf of itself and its other Releasing Parties) hereby irrevocably, unconditionally and forever waives the application of any provision of Applicable Law, including California Civil Code Section 1542, that

Annex D-4

purports to limit the scope of a general release; provided that the foregoing shall not apply to the extent such waiver is not permitted under Applicable Law, or with respect to any claim by a Stockholder against Strive or its Affiliates for breach of the express terms of this Agreement by a party hereto.

7.       Commercially Reasonable Efforts. Each Stockholder shall, and shall cause its Affiliates and Representatives to, use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law in connection with (a) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all filings, notices, petitions, statements, registrations, submissions of information, applications and other documents that are necessary, proper or advisable to consummate the Transactions (including the Form S-4 and any filings, statements, registrations, submissions or other documents to be filed or submitted to the SEC) and (b) obtaining and maintaining all Governmental Authorizations and other authorizations, approvals, waivers and consents required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the Transactions. Each Stockholder shall, to the extent related to the Transactions, (i) cooperate in all respects and consult with Strive in connection with filings, notices, petitions, statements, registrations, submissions of information, applications, authorizations, approvals, waivers and consents, including by providing Strive with information as may reasonably be required to prepare any of the foregoing and by allowing Strive to have a reasonable opportunity to review in advance and comment on drafts of any of the foregoing prepared by such Stockholder or its Affiliates and by considering in good faith Strive’s views and comments with respect thereto, (ii) to the extent not prohibited by Applicable Law, promptly inform Strive of any written or oral communication received by such Stockholder or any of its Affiliates or Representatives from, or given by or on behalf of such Stockholder or any of its Affiliates or Representatives to, any Governmental Authority, including by promptly providing copies of any such written communications to Strive and (iii) permit Strive to review in advance any communication that it gives to, and consult with Strive in advance of any meeting, substantive telephone call or conference with, any Governmental Authority, and to the extent not prohibited by a Governmental Authority, give Strive the opportunity to attend and participate in any in-person meetings with such Governmental Authority.

8.       Related Party Contracts; Waiver. Each Stockholder hereby irrevocably, unconditionally and forever agrees that the Company’s entry into the Merger Agreement and the consummation of the transactions contemplated thereby does not (and the Company’s entry into the Merger Agreement did not), and shall not be deemed to constitute a default under or violation or breach of any provision of any Contract to which such Stockholder and the Company are party to and hereby irrevocably, unconditionally and forever waives any such default or breach. The Company is an express third party beneficiary of this Section 8, but may not waive any of its rights under this Section 8 without Strive’s prior written consent.

9.       Other Covenants.

9.1         From the date hereof until the Expiration Time, each Stockholder shall, and shall cause its Affiliates and Representatives not to, directly or indirectly, make any public, written or oral statements regarding Strive, the Company or any of their respective Subsidiaries or Affiliates to any third party that are disparaging or that are intended to damage the business, goodwill, reputation or business relationships of such Persons with the public generally or with any of their customers, suppliers, employees or other business partners; provided, however, that no party will be restricted from (a) complying with Applicable Law or any listing agreement with or rule of any national securities exchange or association to which they are a party, (b) communicating directly with and provide information, including documents, not otherwise protected from disclosure by any applicable Law or privilege to the Securities and Exchange Commission (the “SEC”) or any other Governmental Authority regarding possible legal violations or (c) making communications in any Proceeding reasonably necessary to enforce its rights against such Persons under this Agreement or the Merger Agreement.

9.2         Each Stockholder shall, and shall cause its Affiliates and Representatives not to, directly or indirectly, without the prior written consent of Strive, issue any press release or make any public statement with respect to this Agreement, the Merger Agreement or the transactions contemplated thereby; provided that the foregoing will not restrict press releases or public announcements that (a) (i) are materially consistent with press releases or public announcements previously made by Strive or the Company not in violation of the Merger Agreement and (ii) do not include any material non-public information not previously publicly disclosed by Strive or the Company not in violation of the Merger Agreement or (b) are required by Applicable Law or any applicable listing authority (in which case such Stockholder shall use commercially reasonable efforts to (i) consult with Strive prior to making any such disclosure and consider Strive’s comments thereto in good faith and (ii) cooperate in connection with Strive’s efforts to obtain a protective order with respect thereto).

Annex D-5

10.     Fiduciary Duties. Each Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of such Stockholder’s Covered Shares. Nothing in this Agreement shall in any way attempt to limit or affect any actions taken by any of Stockholder’s or its Affiliates’ designee(s) or beneficial owner(s) serving on the Company Board or any such Stockholder or in his or her capacity as a director, officer or employee of the Company or any of its Affiliates from complying with his or her fiduciary obligations while acting in such designee’s or beneficial owner’s capacity as a director, officer or employee of the Company. No action taken (or omitted to be taken) in any such capacity as a director, officer or employee shall be deemed to constitute a breach of this Agreement.

11.     Notice of Certain Events. Each Stockholder shall notify Strive in writing promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach of the representations and warranties of such Stockholder under this Agreement or (b) the receipt by such Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement.

12.     Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to Strive (a) as of the Original Voting Agreement Date (it being understood that all references to “this Agreement” in this Section 12 shall be deemed to be to “the Original Voting Agreement” for purposes of this clause (a)), (b) as of the Effective Time and (c) as of the date hereof that:

12.1       Due Authority. Such Stockholder has the full power and capacity to make, enter into and carry out the terms of this Agreement. If such Stockholder is not a natural person, (a) such Stockholder is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation, as applicable, and (b) the execution and delivery of this Agreement, the performance of such Stockholder’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Strive, constitutes a valid and binding obligation of such Stockholder enforceable against it in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions.

12.2       Ownership of the Covered Shares. (a) Such Stockholder is, as of the date hereof, the beneficial or record owner of such Stockholder’s Covered Shares (as set forth next to such Stockholder’s name on Schedule A hereto), free and clear of any and all Liens, subscriptions, options, warrants, calls, proxies, commitments, restrictions and Contracts of any kind other than those created by this Agreement and (b) such Stockholder has sole voting power over all of the Covered Shares beneficially owned by such Stockholder. Such Stockholder has not entered into any agreement to Transfer any Covered Shares. As of the date hereof, such Stockholder does not own, beneficially or of record, any shares of Company Stock or other Company Securities other than the Covered Shares. Any additional Company Securities acquired by such Stockholder after the date hereof and prior to the Expiration Time will be owned beneficially or of record by such Stockholder, free and clear of any Liens, subscriptions, options, warrants, calls, proxies, commitments, restrictions and Contracts of any kind other than those created by this Agreement. Such Stockholder has and will have at all times through the Expiration Time sufficient rights and powers over voting and disposition with respect to the matters set forth in Section 2 and Section  3, and to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Covered Shares, with no other limitations, qualifications or restrictions on such rights, in each case, subject to the terms of this Agreement. Such Stockholder directly holds all of its Covered Shares.

12.3       No Conflict; Consents.

(a)      The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement and the compliance by such Stockholder with any provisions hereof do not and will not: (i) conflict with or violate any Applicable Law, (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give rise to any, or give to any third party any right of, termination, amendment, acceleration or cancellation pursuant to, any Contract or obligation to which such Stockholder is a party or by which such Stockholder is subject or bound or (iii) result in the creation of a Lien on any of the Covered Shares beneficially owned by such Stockholder.

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(b)      No consent, approval, waiver, order or authorization of, or registration, declaration, application or, except as required by the rules and regulations promulgated under the 1934 Act, filing with, or notice or submission to any Governmental Authority or any other Person, is required by or with respect to such Stockholder in connection with the execution and delivery of this Agreement or the consummation by it of the transactions contemplated hereby.

(c)      Such Stockholder has and at all relevant times will have the sole, exclusive and entire authority to effect the High Vote Stock Conversion with respect to such Stockholder’s Covered Shares, as contemplated by the Merger Agreement.

12.4       Absence of Litigation. There is no Proceeding pending, or, to the knowledge of each Stockholder, threatened, against or affecting such Stockholder, and such Stockholder is not subject to any order, that would, or would reasonably be expected to, materially impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis or that in any manner challenges or seeks to prevent, enjoin or materially delay the Transactions.

12.5       Finders Fees. No broker, investment bank, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

12.6       No Inconsistent Agreements. Such Stockholder hereby represents, warrants, covenants and agrees that, except for this Agreement, it (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement, voting trust or other similar agreement or arrangement, in each case with respect to the Covered Shares, (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Covered Shares and (c) has not entered into any agreement or knowingly taken any action (and shall not enter into any agreement or knowingly take any action) that would make any representation or warranty of the Stockholders contained herein untrue or incorrect or have the effect of preventing the Stockholders from performing any of their obligations under this Agreement.

13.     Representations and Warranties of Strive. Strive hereby represents and warrants to the Stockholders (a) as of the Original Voting Agreement Date (it being understood that all references to “this Agreement” in this Section 13 shall be deemed to be to “the Original Voting Agreement” for purposes of this clause (a)), (b) as of the Effective Time and (c) as of the date hereof that:

13.1       Due Authority. Strive has the full power and capacity to make, enter into and carry out the terms of this Agreement. Strive is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Strive’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Strive and, assuming the due authorization, execution and delivery by the Stockholders, constitutes a valid and binding obligation of Strive enforceable against it in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions.

13.2       No Conflict; Consents.

(a)     The execution and delivery of this Agreement by Strive does not, and the performance by Strive of its obligations under this Agreement and the compliance by Strive with the provisions hereof do not and will not: (i) conflict with or violate any Applicable Law, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give rise to any, or give to any third party any right of, termination, amendment, acceleration or cancellation pursuant to, any Contract or obligation to which Strive is a party or by which Strive is subject.

(b)     No consent, approval, waiver, order or authorization of, or registration, declaration, application or, except as required by the rules and regulations promulgated under the 1934 Act, filing with, or notice or submission to any Governmental Authority or any other Person, is required by or with respect to Strive in connection with the execution and delivery of this Agreement or the consummation by Strive of the transactions contemplated hereby.

Annex D-7

13.3       Absence of Litigation. There is no Proceeding pending, or, to the knowledge of Strive, threatened, against or affecting Strive, and Strive is not subject to any order, that would, or would reasonably be expected to, materially impair the ability of Strive to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis or that in any manner challenges or seeks to prevent, enjoin or materially delay the Transaction.

14.     Miscellaneous.

14.1       No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Strive any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholders, and Strive shall have no authority to exercise any power or authority to direct any Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

14.2       Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Company Stock or other Company Securities by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like (including, for the avoidance of doubt, the effectiveness of the Company A&R Articles of Incorporation and the effectuation of the High Vote Stock Conversion), the terms “Company Stock”, or “Company Securities” and “Covered Shares” shall be deemed to refer to and include such securities as well as all such stock dividends and distributions and any securities into which or for which any or all of such securities may be changed or exchanged or which are received in such transaction.

14.3       Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the Parties.

14.4       Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost or expense; provided, however, that in any Proceeding to enforce this Agreement or the rights of Strive hereunder, the prevailing party in such Proceeding shall be entitled to receive its reasonable attorney’s fees and all other reasonable costs and expenses incurred in such Proceeding.

14.5       Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (provided that no “bounce back”, unsuccessful delivery or similar message is received with respect thereto) or sent by a nationally recognized overnight courier service to the Parties at the following addresses (or at such other address for a Party as shall be specified by such Party by like notice made pursuant to this Section 14.5):

(i)    if to the Stockholders, to the address set forth on Schedule A. With a copy to (which shall not constitute notice) to:

Bevilacqua PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention:      Louis A. Bevilacqua, Esq.
Email:            info@bevilacquapllc.com

(ii)   if to Strive, to:

Strive Enterprises, Inc.
100 Crescent Court
Suite 1100
Dallas, TX 75201
Attention:      Logan Beirne
E-mail:           Logan.Beirne@strive.com

Annex D-8

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:      Brian Wolfe

Evan Rosen

Email:           brian.wolfe@davispolk.com

evan.rosen@davispolk.com

14.6       Enforcement; Governing Law; Exclusive Jurisdiction.

(a)     The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the Parties agree that, in addition to any other remedy to which they are entitled at law or in equity, the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent or restrain breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof without the necessity of proving that irreparable harm would occur or the inadequacy of money damages as a remedy (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. The Parties hereto hereby waive any defense, and agree not to assert (or interpose as a defense or in opposition), that a remedy of speciﬁc performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties’ rights in this Section 14.6 are an integral part of the transactions contemplated hereby and each Party hereby waives any objections to any remedy referred to in this Section 14.6.

(b)     The Parties agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or relating to, this Agreement (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall be brought and determined exclusively in the courts of the State of Nevada located in Clark County, Nevada or the federal courts of the United States of America located in Clark County, Nevada, and each of the Parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 14.5 shall be deemed effective service of process of such Party.

14.7       Waiver of Jury Trial. EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 14.7.

14.8       Documentation and Information. Each Stockholder consents to and authorizes the publication and disclosure by Strive and the Company of such Stockholder’s identity and holding of the Covered Shares, the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), and the nature of such Stockholder’s commitments, arrangements and understandings pursuant to this Agreement and such other information that Strive or the Company reasonably determines is required in connection with such publication or disclosure, in any press release, the Form S-4 and any other disclosure document required in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Annex D-9

14.9       Further Assurances. Each Stockholder agrees, from time to time, at the reasonable request of Strive and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonable required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

14.10     Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, each Stockholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of such Stockholder’s Covered Shares (and that this Agreement places limits on the voting and transfer of such Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will promptly be withdrawn and terminated by the Company following the Expiration Time.

14.11     Entire Agreement. This Agreement, including Schedule A, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and (b) is not intended to confer upon any Person other than the Parties any rights or remedies. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement.

14.12     Reliance. Each Stockholder understands and acknowledges that Strive and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and further acknowledges that such Stockholder expects to receive substantial benefits from the Merger Agreement.

14.13     Interpretation. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any Contract or Applicable Law are to that Contract or Applicable Law, as applicable, as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof. References to “the transactions contemplated by this Agreement”, “the transactions contemplated hereby” or words with a similar import shall be deemed to include the Merger. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. The Parties agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

14.14     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Applicable Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void ab initio; provided that Strive may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided, further, that any assignment by Strive

Annex D-10

shall not relieve Strive of its obligations hereunder. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

14.15     Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, is not affected in a manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

14.16     Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Signatures delivered electronically shall be deemed to be original signatures.

14.17     Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the termination of this Agreement; provided, however, that notwithstanding the foregoing, the Parties hereto acknowledge and agree that Strive shall be entitled to exercise all rights and remedies with respect to any breach of any representation, warranty, covenant or agreement made by any Stockholder prior to and including the termination this Agreement, which breach (and all of the available remedies with respect thereto) shall expressly survive the termination of this Agreement. This Section 14.17 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the termination of this Agreement.

14.18     Termination. This Agreement shall terminate automatically without further action by any of the Parties and shall have no further force or effect as of the Expiration Time; provided, however, that the provisions of Section 14 shall survive any such termination. Notwithstanding the foregoing, termination of this Agreement shall not prevent Strive from seeking any remedies (at law or in equity) against any other Party for that Party’s breach of any of the terms of this Agreement prior to the date of termination.

14.19     Waiver of Rights. No failure on the part of Strive to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Strive in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Strive shall not be deemed to have waived any claim available to Strive arising out of this Agreement, or any power, right, privilege or remedy of Strive under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Strive; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

14.20     Third Party Beneficiaries. Except as set forth in Sections 8, 14.8 and 14.10, the Parties agree that their respective representations, warranties, covenants, and agreements set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to and shall not confer upon any other Person any rights or remedies.

[Signature page follows]

Annex D-11

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered on the date first above written.

STRIVE ENTERPRISES, INC.
By:
Name:	Matt Cole
Title:	Chief Executive Officer and President

[Signature Page to A&R Support Agreement]

Annex D-12

ASSET ENTITIES HOLDINGS, LLC
By:
Name:	Arshia Sarkhani
Title:	Chief Executive Officer

[Signature Page to A&R Support Agreement]

Annex D-13

Arshia Sarkhani

[Signature Page to A&R Support Agreement]

Annex D-14

Annex E

Form of Shareholders Agreement

[To be filed by amendment]

Annex E-1

Annex F

Form of Registration Rights Agreement

[To be filed by amendment]

Annex F-1

Annex G

June 27th, 2025

PRIVATE & CONFIDENTIAL

For the Board of Directors of Asset Entities Inc. (NASDAQ:ASST)
100 Crescent Court 7th Floor | Dallas, TX | 75201 | United States

On May 6th, 2025, an Agreement and Plan of Merger (the “Original Merger Agreement”) was entered into among Asset Entities Inc. (NASDAQ:ASST), a publicly traded company that is a Nevada corporation (“ASST”), Alpha Merger Sub, LLC, an Ohio limited liability company and wholly-owned subsidiary of ASST (“AMS”), Strive Enterprises, Inc., an Ohio corporation (“SEI”), and Strive Asset Management LLC, an Ohio limited liability company and a wholly owned subsidiary of SEI (“SAM”).

The Original Merger Agreement contemplated that the Asset Management Business (as defined in the Original Merger Agreement) would be acquired by ASST by means of a merger of AMS with and into SAM (the “Original Merger”), on the terms and subject to the conditions set forth in the Original Merger Agreement. Under the terms and conditions of the Original Merger Agreement, as a result of the Original Merger, (i) the separate corporate existence of AMS would cease and SAM would continue as the surviving entity and a wholly owned subsidiary of ASST and (ii) each outstanding unit or membership interest of SAM would be converted into the right to receive a number of shares of ASST Consideration Stock (as defined below) equal to the Exchange Ratio (as defined below) (the “Merger Consideration”), in each case based on an exchange ratio valuing SEI at $141,693,699 and ASST at $8,724,981 (if calculated using the closing price of NASDAQ:ASST stock as of May 5th, 2025, which was $0.6064 instead of using the assumed values set forth in the Original Merger Agreement). The “ASST Consideration Stock” shall be the current Class A Common Stock, $0.0001 par value per share, of ASST (the “Class A Common Stock”) redesignated as class B common stock, $0.0001 par value per share, of ASST (the “New Class B Common Stock”), pursuant to amended and restated articles of incorporation of ASST to be adopted and approved in accordance with the Original Merger Agreement. The “Exchange Ratio” shall be calculated so that SEI shall receive, in respect of such units or membership interests of SAM, a number (rounded up to the nearest whole number) of shares of ASST Consideration Stock equal to the aggregate number of shares of ASST Consideration Stock that would need to be issued to SEI to result in SEI holding 94.2% of the then outstanding common stock of ASST after giving effect to the Merger.

In connection with the entry into the Original Merger Agreement, the Board of Directors of ASST retained Newbridge Securities Corporation (“Newbridge”) to render an opinion as to whether, on the date of May 6th, 2025, the ASST Consideration Stock and Exchange Ratio is fair, from a financial point of view, to ASST and ASST’s common stockholders. Newbridge signed and issued a Fairness Opinion (“Opinion”) on May 6th, 2025.

Newbridge understands that, pursuant to Section 2.06 of the Original Merger Agreement, Strive has exercised the Restructuring Election (as defined in the Original Merger Agreement). As contemplated by Original Merger Agreement, due to the exercise of the Restructuring Election, Strive will contribute Strive’s assets and liabilities, other than the Asset Management Business, to one or more Subsidiaries (as defined in the Original Merger Agreement) of Strive and (ii) distribute such Subsidiaries to Strive’s shareholders, and (b) following such distribution, in lieu of the Original Merger, AMS will instead merge with and into Strive (the “Merger”), in which case, the Merger Consideration otherwise issuable to Strive will instead be issuable to the holders of Equity Securities (as defined in the Original Merger Agreement) of Strive in accordance with the Organizational Documents (as defined in the Original Merger Agreement) of Strive. Pursuant to the foregoing, ASST, AMS and Strive will now enter into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), which reflects the terms and conditions described above.

Annex G-1

At the request of the Board of Directors of ASST, the Opinion is being reissued and signed as of today, June 27th, 2025, to reflect the foregoing structural changes to the transaction. Newbridge has also concluded definitively that the implied equity value of SEI (including only its Asset Management Business) is less than $505,800,000.

We have not been requested to opine to, and our Opinion does not in any manner address, the underlying business decision of ASST to enter into the Merger Agreement. Our Opinion does not address the relative merits of entering into the Merger Agreement as compared to any alternative business strategy that might exist for ASST.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice.

Newbridge will receive a fee and reimbursement of its expenses for such services. In addition, ASST has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion.

Newbridge has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of the Merger Agreement.

In the ordinary course of business, Newbridge, certain customer accounts held at Newbridge, and certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in equity, debt, and other securities and financial instruments (including bank loans and other obligations) of, or investments in ASST.

In connection with the review and analysis performed to render our Opinion, among other things, we have undertaken the following:

•        considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed documents related to the Merger, including a draft of the Merger Agreement materially the same as the final Merger Agreement;

•        reviewed ASST’s publicly available last twelve fiscal quarters of historical financial results, (Q1-2022 – Q4-2024);

•        reviewed publicly available financial information of ASST filed with the U.S. Securities & Exchange Commission, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K between January 1st, 2022, through May 5th, 2025;

•        conducted discussions with ASST’s management team to better understand ASST’s recent business history, review their corporate presentation and near-term financials;

•        conducted discussions with SEI’s management team to better understand their company’s business, their recent business history, and drivers of future growth;

•        performed a Public Company Comparable analysis of similar companies to SEI, which included variables such as companies trading on a senior U.S. Stock Exchanges, and have businesses in the “Alternative Asset Management” sector to attain the current Equity Value / Assets Under Management ratio; and

•        reviewed the terms of a $30 Million USD capital raising round that was completed in July 2024 in which SEI was valued at a pre-money valuation of $300M USD.

Annex G-2

In forming our Opinion, we have had full access to, and full cooperation from, the management team of both ASST and SEI to ask questions and receive answers. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information.

With respect to certain financial information, including financial analyses relating to the business and prospects of ASST and SEI provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of both the management teams of ASST and SEI as to the future financial performance of both respective companies without and subsequent to entering into the Merger Agreement.

This Opinion is solely for the use of the Board of Directors of ASST, and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge, except that this Opinion may be reproduced in full in, and references to this Opinion and to Newbridge and its relationship with ASST may be included in, filings made by ASST with the U.S. Securities and Exchange Commission, as well as any proxy statement or similar disclosure document delivered to the stockholders of ASST and SEI.

We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation is necessarily based on some subjective interpretations of value. We understand that we are not obligated to review our Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, on the date of May 6th, 2025, the ASST Consideration Stock and Exchange Ratio is fair, from a financial point of view, to ASST and ASST’s common stockholders.

Sincerely,

Newbridge Securities Corporation

Chad D. Champion
Senior Managing Director
Head of Equity Capital Markets & Investment Banking

Annex G-3

Part II

Information Not Required in the Prospectus

Item 20. Indemnification of Directors and Officers

The Registrant is a Nevada corporation. The Registrant’s bylaws provide for indemnification of the Registrant’s officers and directors against liabilities that they may incur acting as an officer or director to the fullest extent not prohibited by Nevada law. A summary of the circumstances for which such indemnification is provided is set forth below, but this description is qualified in its entirety by reference to the Registrant’s articles of incorporation and bylaws and to the statutory provisions.

Discretionary indemnification of officers and directors is covered by Section 78.7502 of the Nevada Revised Statutes (“NRS”). Section 78.7502(1) of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person: (i) is not liable for a breach of fiduciary duties that involved intentional misconduct, fraud, or a knowing violation of law; or (ii) acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

NRS Section 78.7502(2) further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred in connection with the defense or settlement of the action or suit if such person: (i) is not liable for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law; or (ii) acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.751 provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) and (2) of NRS Section 78.7502, as described above, or in defense of any claim, issue or matter therein, the corporation shall indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense.

The Registrant’s bylaws provide that the Registrant will advance expenses incurred by any director or officer in connection with a proceeding as provided by Nevada law. NRS Section 78.751 provides that a corporation may advance expenses of officers and directors incurred in defending an action upon delivery of an undertaking by such person to repay all amounts so advanced if it is ultimately determined by final judicial decision that the indemnitee is not entitled to be indemnified for such expenses. The Registrant’s bylaws provide that notwithstanding the forgoing, no advance shall be made by Registrant if a determination is reasonably and promptly made (a) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (b) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (c) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Registrant. The Registrant’s bylaws also provide that the Registrant shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (a) such indemnification is expressly required to be made by law, (b) the proceeding was authorized by the board of directors of the corporation, (c) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the NRS or any other applicable law or (d) such indemnification is required to be made pursuant to the provisions of the bylaws providing for enforcement of indemnification rights under the bylaws.

The circumstances under which indemnification is granted in connection with an action brought on the Registrant’s behalf is generally the same as those set forth above except that indemnification shall not be made for any claim, issue, or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of stockholders or directors. The NRS also grant the Registrant the power to purchase and maintain insurance which protects the Registrant’s directors, officers, employees and agents against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Registrant.

To the maximum extent permitted by law, the Registrant’s articles of incorporation eliminate or limit the liability of the Registrant’s directors and officers to the Registrant or the Registrant’s stockholders for monetary damages for breach of an officer or director’s fiduciary duty as an officer or director. NRS Section 138(7) generally provides that a director or officer is not liable to a corporation or its stockholders or creditors for any damages that result from an act or failure to act unless (a) it is proven that such actions or failure was not in good faith, on an informed basis and with a view to the interests of the corporation and (b) the act or failure to act involved intentional misconduct, fraud, or a knowing violation of law.

The Registrant has entered into separate indemnification agreements with the Registrant’s directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and the Registrant’s articles of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the Registrant if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Registrant’s articles of incorporation and bylaws.

The Registrant has obtained standard policies of insurance under which coverage is provided (a) to the Registrant’s directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which the Registrant may make to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant under the foregoing provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

(a)     Exhibits

Exhibit No	Description
2.1*

Amended and Restated Agreement and Plan of Merger, dated June 27, 2025, among Asset Entities Inc., Strive Enterprises, Inc., and Merger Sub (included as Annex A to the proxy statement/prospectus forming part of this registration statement)

3.1	Amended and Restated Articles of Incorporation of Strive Enterprises, Inc. (attached as Annex B to the proxy statement/prospectus forming a part of this registration statement on Form S-4)
3.2	Amended and Restated Bylaws of Strive Enterprises, Inc. (attached as Annex C to the proxy statement/prospectus forming a part of this registration statement on Form S-4)
4.1**	[*]
4.2**	[*]
5.1**	Opinion of Bevilacqua PLLC
8.1**
10.1†	Amended and Restated Strive Enterprises, Inc. 2022 Equity Incentive Plan
10.2†	Form of Restricted Stock Award Agreement for Amended and Restated 2022 Equity Incentive Plan
10.3†	Form of Restricted Stock Unit Award Agreement for Amended and Restated 2022 Equity Incentive Plan
10.4†	Asset Entities Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to Registration Statement on Form S-1 filed on September 2, 2022)
10.5†	Form of Stock Option Agreement for Asset Entities Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Registration Statement on Form S-1 filed on September 2, 2022)
10.6†

Form of Restricted Stock Award Agreement for Asset Entities Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to Registration Statement on Form S-1 filed on September 2, 2022)

10.7†

Form of Restricted Stock Unit Award Agreement for Asset Entities Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to Registration Statement on Form S-1 filed on September 2, 2022)

21.1**	Subsidiaries of Strive Enterprises, Inc.
23.1**	Consent of WWC, P.C.
23.2**	Consent of KPMG LLP
23.3**	Consent of Bevilacqua PLLC (included in Exhibit 5.1)
23.4**	Consent of [ ] (included in Exhibit 8.1)
24.1**	Power of Attorney (included in the signature page hereof)
99.1**	Consent of Newbridge Securities Corporation
99.2**	Form of Proxy Card for Asset Entities Stockholder Meeting
107.1**	Filing fee table

____________

*        All schedules and exhibits to the agreement have been omitted pursuant to Item 601(a)(5) of Regulations S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

**      To be filed by amendment.

†        Executive compensation plan or arrangement.

Item 22. Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, State of Texas, on [    ], 2025.

ASSET ENTITIES INC.
By:
Arshia Sarkhani Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Arshia Sarkhani and Matthew Krueger as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any or all amendments (including pre- and post-effective amendments) to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
	Chief Executive Officer	[ ], 2025
Arshia Sarkhani	(principal executive officer)
	Chief Financial Officer	[ ], 2025
Matthew Krueger	(principal financial and accounting officer)
	Executive Chairman and Director	[ ], 2025
Michael Gaubert
	Executive Vice-Chairman,	[ ], 2025
Kyle Fairbanks	Chief Marketing Officer and Director
	Director	[ ], 2025
Richard A. Burton
	Director	[ ], 2025
John A. Jack II
	Director	[ ], 2025
Scott K. McDonald
	Director	[ ], 2025
David Reynolds